Form 20-F
period 2014-12-31
TANTECH HOLDINGS LTD
filed 2015-04-30
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-36885

TANTECH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China

(Address of principal executive offices)

Mr. Ningfang Liang

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China

Tel: +86-578-226-2305

Fax: +86-578-226-2360

Email: tantech@tantech.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

Common shares

20,000,000

(Subsequent to the end of the period the Registrant completed its initial public offering. As a result, as of the time of this report, the Registrant has issued and outstanding 21,600,000 common shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.         Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).          Not Applicable

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          Yes ☐ No ☒

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A.	Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2014 and 2013. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2014	2013
Revenues	$65,493	$61,220
Gross profit	20,640	17,156
Operating expenses	(3,466)	(5,323)
Income from operations	17,174	11,833
Provision for Income taxes	(2,854)	(1,820)
Net income attributable to the noncontrolling interest	(736)	(505)
Net income attributable to common stockholders	$13,981	$9,581

Balance sheet data:

	As of December 31,
	2014	2013
Working capital	$43,517	28,614
Current assets	59,749	48,780
Total assets	78,709	68,110
Current liabilities	16,232	20,166
Total liabilities	16,232	20,166
Total equity	$62,477	47,945

exchange rate information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	December 31, 2014		December 31, 2013
US$:RMB exchange rate	Period End	$0.1629	Period End	$0.1636
	Average	$0.1628	Average	$0.1613

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
July	6.1667	6.1687	6.2080	6.1527
August	6.1434	6.1591	6.1716	6.1434
September	6.1547	6.1577	6.1649	6.1377
October	6.1348	6.1403	6.1543	6.1235
November	6.1343	6.1412	6.1467	6.1319
December	6.1460	6.1353	6.1464	6.1217
2015 (through April 29, 2015)	6.1053	6.1356	6.1732	6.1025
January	6.1598	6.1382	6.1599	6.1172
February	6.1602	6.1512	6.1732	6.1398
March	6.1206	6.1444	6.1646	6.1206
April (through April 29, 2015)	6.1053	6.1084	6.1197	6.1025

Over the past several years, the Renminbi has moved from a period of being tightly linked to the U.S. dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability. Our primary sales outside China occur in Japan, the United States, South Korea, the Middle East and Europe, but all such sales outside China are made in U.S. dollars. Following is a chart showing recent changes in the exchange rates between the Renminbi and U.S. dollar.

Currency Exchange Rate - RMB:USD

6.9
6.8
6.7
6.6
6.5
6.4
6.3
6.2
6.1
6
3/1/10
7/1/10
11/1/10
3/1/11
7/1/11
11/1/11
3/1/12
7/1/12
11/1/12
3/1/13
7/1/13
11/1/13
3/1/14
7/1/14
11/1/14

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk factors.

Risks Related to Our Business and Industry

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our Charcoal Doctor and EDLC carbon products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes.

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Over the last five years, China’s GDP growth rate has slowed from more than 11% to less than 8%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products. Similarly, a reduction in spending on automobiles or public transportation could affect the demand for the sort of supercapacitors that are likely to use our EDLC carbon, reducing the demand for products like ours.

If we are unable to develop products that meet the demands of our customers, sales of our products could decrease.

As a company that focuses on consumer products in our Charcoal Doctor line of products, we rely on our ability to predict the needs and desires of customers several months before fulfilling orders for stores. If we are unable to accurately forecast our customers’ preferences, we may lose market share to our competitors.

Our two largest competitors are significantly larger than our company.

Although our company is one of the largest providers of bamboo charcoal-based products of their kind, we compete with companies that make products that have equivalent function but that are not bamboo charcoal-based, and some of these competitors are much larger than we are. Charcoal Doctor’s two largest such competitors are Guangzhou Blue Moon Industry Co., Ltd, which makes Blue Moon branded products (“Blue Moon”), and Shanghai SC Johnson Wax Co., Ltd, which makes Mr. Muscle branded products (“Mr. Muscle”). Blue Moon and Mr. Muscle are substantially larger than Charcoal Doctor. We believe that they have a much greater customer recognition level than Charcoal Doctor. Charcoal Doctor has not historically spent substantial resources on television or print advertising. As a result, we expect that such competitors are likely to continue efforts to improve their brand recognition, while we may be unable to do so without changing our business plan to increase spending on such advertisements.

As a charcoal-based provider of household products, we are subject to supply risks that some of our competitors do not face.

Some of our largest competitors in the provision of household products such as our bamboo vinegar products rely on chemical solutions, rather than charcoal and derivatives of charcoal, to create their products. As a result, we do not believe they are subject to business risk in the event bamboo or wood charcoal supplies are compromised. On the other hand, if we were unable to procure bamboo or wood charcoal products or unable to procure them on attractive terms, our product line could become substantially more expensive or our growth rate could be limited, resulting in us becoming less competitive than others in our industry.

In summer 2012, we faced a supply shortage based on local government initiatives to reduce the risk of fire caused by charcoal. As a result, the local government in Daxing Anlin, where one of our main suppliers of wood-based OEM BBQ charcoal is located, restricted the production of charcoal during June, July and August 2012. At that time, our stock of OEM BBQ charcoal was insufficient to avoid demand pressures. As a result, our revenues declined during this period. If local governments similarly reduce production of charcoal in the future, we could be negatively impacted by the lack of supply, either as to our ability to obtain suitable product or by our ability to obtain such product at a reasonable price.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities focus on bamboo-related products. Because our focus is limited in this way, any risk affecting the bamboo industry or consumers’ desire for bamboo- and bamboo charcoal-related products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Our suppliers’ bamboo is subject to risks related to fire, flooding, disease and pests.

While bamboo is considered a relatively hardy plant, it remains a plant that can be burned in fires or damaged by prolonged flooding or exposure to diseases, fungus and pests. If our suppliers’ bamboo resources were affected by such natural risks, it could be more difficult or expensive to source the bamboo charcoal for our products.

Increases in bamboo charcoal costs may negatively affect our operating results.

While bamboo is a renewable resource (and thus bamboo products like bamboo charcoal may be considered renewable), the price of raw materials may be inelastic when we wish to purchase supplies. While we have attempted to mitigate this risk by taking advantage of decreases in other expenses (due to better transportation infrastructure reducing the cost of bringing materials to our company and from our company to our customers) and improving efficiency, we cannot guarantee that we will be able to control our material expenses. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices. To the extent our expenses increase beyond the price we can charge our customers, our operating results could be harmed.

We may be unable to meet quality requirements for our EDLC carbon products.

We produce our EDLC carbon to our customers’ specifications. Each order requires us to produce EDLC to different tolerances than another order might. Prior to delivering the final product to the customer, we prepare a sample for them to test. As a relatively new producer of EDLC carbon, we had initial challenges in preparing EDLC carbon that met our customers’ demands. While our production process has improved, we cannot guarantee that our product will always meet the requirements of our customers. To the extent our EDLC carbon fails to pass inspection for such customers, they may refuse delivery. In addition, if our final shipment failed inspection after delivery of the initial sample, we could be subject to more substantial loss on such order. Any failures of our products to pass inspection could cause our customers to use different suppliers in the future.

Our EDLC products are not well known.

We have only recently entered into the EDLC carbon industry. At present, our product visibility is low. Although we plan to participate in industry events to improve recognition and drive revenues, we have no guarantee that we will be able to materially increase the market recognition of our EDLC carbon products. To the extent we are unable to increase our product visibility, we may face challenges in increasing revenues or the profit margin for such products.

If we misjudge the viability of the EDLC market or if technological developments in the industry are not forthcoming at the rate we expect, we may find that we have overextended our growth.

We are seeking to increase our capacity to produce EDLC carbon. Our desire to increase capacity is based on our assumption and belief that demand for EDLC carbon will grow, based on current and anticipate future needs. To the extent demand for EDLCs does not grow as we expect, whether because current demand does not grow or because technology in the industry does not further increase demand for EDLCs, we may find that we have capacity beyond our actual needs. While having excess capacity would allow us to more quickly increase production in the event future EDLC demand increased, it would also result in increased fixed costs (as a percentage of revenues) to our company for such facilities, reducing our profitability and tying up assets that could otherwise be used for more productive purposes.

We face competition from EDLC competitors that seek to increase their products on the supply chain.

To date, carbon for EDLC applications have sold at a premium compared to carbon for other purposes. Our competitors in the bamboo carbon industry may seek to enter the EDLC industry to take advantage of these premiums, and our competitors in the EDLC industry may seek to enter the carbon industry both to reduce their expenses and to capture profits from EDLC carbon. Either action, if successful, could reduce our revenues and profit margin for our EDLC carbon products.

We face competition from smaller competitors that may be able to provide similar products at lower prices.

Our charcoal briquette products are valued primarily for their ability to burn and create heat. As result, our competitors in this line of business do not require the same high technology as our competitors for our EDLC or Charcoal Doctor products. For this reason, our charcoal briquette business is subject to competition from a variety of small producers, which may be able to provide similar product for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell approximately 85% of our products in China, we also export our products to a variety of other countries. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last three years, China’s currency has appreciated against the U.S. dollar, Japanese yen, and Euro. As a result, our products have become more expensive in countries that use these currencies. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $2.1 million in outstanding bank loans as of December 31, 2014. The loans are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property is worth more than seven times the amount of the total loan amount and we also have approximately $415,000 in cash and approximately $55.6 million of liquid assets available to pay the debt (other than $3.6 million in restricted cash which may not be so used), there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

If the value of our property decreases, we may not be able to refinance our current debt.

All of our current debt is secured by mortgages on our real and other business property. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally third party distributors and retail stores in the PRC. For the year ended December 31, 2014, sales to our seven largest customers amounted in the aggregate to approximately 50% of our total revenue. For the year ended December 31, 2013, sales to our eight largest customers amounted in the aggregate to approximately 53% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2014 and 2013, respectively, we had two and one customers, respectively, that accounted for 10% or more of our revenues:

	Percentage of Revenues in
Customer Name	Year ended December 31, 2014	Year ended December 31, 2013
Hangzhou Bai De Sheng Ou Ltd.	15.8%	*
Shanghai Hengguan New Materials Co.	10.5%	*
Hangzhou Sigma Trading Co., Ltd.	*	20.2%

* Less than 10%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Sales of our products through distributors constituted approximately 70% and 52% of our total sales in the years ended 2014 and 2013, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2014, three largest suppliers accounted for approximately 72% of our total purchases. During the year ended December 31, 2013, three largest suppliers accounted for approximately 56% of our total purchases. During years ended December 31, 2014 and 2013, we had three suppliers that accounted for 10% or more of our purchases, respectively:

	Percentage of Purchases in
Supplier Name	Year ended December 31, 2014	Year ended December 31, 2013
Zhejiang Longquan Zhixin Trading Co.	36.9%	22.6%
Tahe Xingzhongda Carbon Co.	24.7%	22.8%
Wenzhou Changlong Textile Science and Technology Co., Ltd.	10.6%	*
Hangzhou Shencai Trading Co., Ltd.	*	10.0%

* Less than 10%

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are subject to risks relating to the banking facilities we use to overcome cash flow issues.

We generate a large proportion of our sales revenue through wholesale channels and distribution networks (supermarkets and chain stores) requiring us to extend net-90 day payment terms in most cases. These payment terms are difficult to negotiate given the significant bargaining power of the counterparties to the agreements. For this reason, we rely on banking facilities to overcome cash flow shortfalls between delivery and payment collection. Although we engage third-party debt collection agencies when required to manage counterparty risk, we cannot guarantee that we will receive payment in a timely fashion from our customers. To the extent we fail to receive payment in time to service our banking facilities, our business to be materially impacted.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Mr. Zhengyu Wang, and our chief financial officer, Mr. Ningfang Liang, to manage our operations. Mr. Wang has been involved in the bamboo charcoal industry for more than ten years. Due to his experience in the industry in general and our company in particular for such a long period of time, he would be difficult to replace. In addition, locating a qualified chief financial officer with experience in U.S. GAAP and fluency in English to replace Mr. Liang in a small market like Lishui would be difficult. We also depend on our chief technical officer, Dr. Zaihua Chen, for the development of new technology and products. Dr. Chen is an expert in charcoal in general and, in particular bamboo charcoal and the use of charcoal for EDLC carbon. He would be difficult to replace in a city with the size of Lishui.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel (particularly for those who work with our EDLC products) is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel (particularly those who work with our EDLC products) to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. Moreover, our pool of available labor in Lishui is limited, as Lishui is a relatively small city in China. Accordingly, it may be difficult to recruit personnel to move to Lishui to work and to keep talented individuals from moving to other employers who recruit them. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the home respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems; and

•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We have not yet implemented advanced logistical management techniques, which may hamper our efficiency and growth.

We have not yet implemented digital logistic management solutions and have not applied any advanced management techniques, such as enterprise resource planning or any structured logistical system and procedures, which may result in a loss of efficiency and require investment at a later stage. We have not yet committed to implement such systems and cannot guarantee that we will do so in the near future. To the extent we do not implement such techniques in a timely or efficient manner, we may be at a competitive disadvantage to those of our competitors who do.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own ten patents in China covering our bamboo charcoal production technology. We have applied for one additional patent related to methods to process bamboo and bamboo charcoal.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our branded products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to rent our commercial property, we may experience increased expenses.

We have moved into a new facility on Cen Shan Road in Shuige Industrial Zone of Lishui. We are seeking to rent out the property we own on Tianning Street in Lishui, which formerly served as our headquarters. Although we have rented out part of our Tianning Street property, we have no guarantee that we will be able to rent the rest of this property.

Our charcoal briquette products have relatively low technical requirements; therefore, barriers to entry are minimal.

We expect to face competition for our charcoal briquette products because competitors can create similar products at a relatively low cost because there are minimal barriers of entry. If competitors enter our market to create similar products they may be able to do so for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of our revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted markets, specifically South Korea, Japan and Russia, where we hope to develop demand for our EDLC carbon, in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such “non-domestically incorporated resident enterprise.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. On January 29, 2014, the SAT issued Announcement of the State Administration of Taxation on Recognizing Resident Enterprises Based on the Criteria of de facto Management Bodies, to further clarify the reporting and filing procedure for the offshore entities controlled by a Chinese enterprise or enterprise group and recognized as a resident enterprise.

Because THL and USCNHK are controlled (although indirectly) by a foreign individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that either THL or USCNHK is a PRC resident enterprise.

However, although both SAT Notice 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that THL or USCNHK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our common stock, or the gain our non-PRC stockholders may realize from the transfer of our common stock, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of common stock, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these PRC subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our Shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Our trading business relies heavily on exchange rate fluctuations. We seek to match suppliers and potential purchasers, which may be located in different geographic areas, and to lock in the exchange rates in order to ensure an appropriate profit margin on such sales. To the extent we are unable to obtain favorable exchange rates, we may find lower profits or losses than we expect.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2014 and 2013, we had adjustments of ($184,951) and $928,686, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

While Ms. Yefang Zhang, a citizen of the Philippines, is not required to register with the SAFE, it is not clear, especially with the annulment of Circular 19 and the absence of replacement guidance, whether Mr. Zhengyu Wang, a PRC resident who presently owns no shares of our company needs to register with the SAFE. In the event Mr. Zhengyu Wang receives any shares in the future and is a PRC resident at such time, he would be required to register with the SAFE. We cannot provide any assurances that such registration will be completed in a timely manner, or at all. As advised by our PRC legal counsel, if any future failure by any of our shareholders who are PRC residents, to comply with relevant requirements under this regulation could subject such shareholders and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

Risks Related to Our Corporate Structure and Operation

We incur additional costs as a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our common shares could decline.

We have guaranteed the bank loan and renewable bankers acceptance notes of a related party; if this related party fails to pay the bank loan or bankers acceptance notes, our property may be subject to foreclosure.

We have guaranteed the bank loan of a related party, Forasen Group, in the amount of RMB19.35 million (approximately $3.2 million) on June 25, 2012 and RMB20 million (approximately $3.3 million) on April 15, 2014. The RMB19.35 million loan was repaid in 2014. We also guaranteed renewable bankers acceptance notes of RMB35.1 million (approximately $5.7 million) on April 8, 2014. Although we guaranteed certain loans and renewable bankers acceptance notes of Forasen Group, we do not intend to guarantee liabilities of related parties in the future once the current loans and renewable bankers acceptance notes have matured.

In connection with these guarantees, we pledged our building valued at approximately $8.8 million as collateral for Forasen Group's loans and renewable acceptance notes. These guarantees will expire on June 25, 2015 and April 8, 2017, respectively.

At the time we offered these guarantees, we believed Forasen Group would be able to repay (and would in fact repay) such loans and bankers acceptance notes based on the following factors:

1.	Forasen Group, like our Company, is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. For this reason, we are aware that Forasen Group has historically had a strong credit history with the banks with which it does business.

2.	As of December 31, 2014, we understand that Forasen Group had approximately RMB12.9 million in cash, RMB342.6 million in current assets and RMB421.7 million in total assets, compared with approximately RMB261.1 million in current liabilities, RMB36.5 million in loans and RMB35.1 million in notes payable, resulting in a current ratio of 1.31 at such date. Moreover, for the year ended December 31, 2014, Forasen Group recorded net income of RMB10.1 million on revenue of RMB644.3 million and gross profit of RMB20.6 million.

Notwithstanding our perception of Forasen Group’s ability to repay such loans, if it for any reason fails to fully repay these bank loans and bankers acceptance notes under its contractual obligation, our buildings may be subject to foreclosure by the bank.

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 85.2% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

As a “controlled company” under the rules of the NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Our principal shareholder beneficially owns a majority of the voting power of our outstanding common shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Our directors’ and executive officers’ other business activities may pose conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairman and Chief Executive Officer, Zhengyu Wang, and his wife and our director, Yefang Zhang, collectively own all of Zhejiang Forasen Group Co., LTD (“Forasen Group”). The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. We also have historically engaged in rubber trading. Although we have significantly reduced our trading in rubber at Tantech to immaterial levels, both businesses were for a time trading similar products. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

Although his business working time at Forasen Group is flexible, Mr. Wang has historically devoted approximately 30% of his time to matters concerning Forasen Group and approximately 70% of his time to matters for Tantech. Ms. Zhang has historically devoted approximately 95% of her time to matters concerning Forasen Group and approximately 5% of her time to matters for Tantech. As Mr. Wang and Ms. Zhang devote considerable time and effort to Forasen Group, these sort of business activities could both distract them from focusing on Tantech and pose a conflict of interest to the extent their activities at Forasen Group compete with our company in the future. Although Mr. Wang has entered into a non-competition agreement with Tantech, this non-competition agreement contemplates that Mr. Wang will continue to be employed by Forasen Group and that his efforts on behalf of Forasen Group will be permitted. Ms. Zhang does not have a non-competition agreement with Tantech.

In addition, Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility. We have not historically charged Forasen Group for renting this office space, but plan to do so in the near future. Although we believe we engage in sound corporate governance practices, there remains the risk that our company may be negatively affected by our directors’ or executive officers’ conflicts of interest.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover our certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm are required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from US$5.90 to US$15.91 per common share, and the last reported trading price on April 29, 2015 was $13.9899 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common shares if the market price of our common shares increases.

We will incur increased costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require as a private company, and we have annual payments for listing on NASDAQ. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses, we expect that we incur expenses of between $500,000 and $1 million per year that we did not experience as a private company.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2015, 2016 and 2017. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Item 6. Directors, Senior Management and Employees — Board of Directors and Board Committees.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of passive income. For purposes of these tests, passive income includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) and does not include income derived from the performance of services.

If we are treated as a PFIC, U.S. Holders would ordinarily be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely qualified electing fund (“QEF”) election; (ii) a protective QEF election; or (iii) a mark to market election with respect to the first taxable year in which we are considered a PFIC during the U.S. Holder’s holding period in its shares.

We are not committing to provide our U.S. Holders with the information required for making a QEF election or protective QEF election. If we fail to provide such information, a QEF election with respect to such entity generally will not be available. In such event, the rules described in the next paragraph generally will apply.

If we are treated as a PFIC, a U.S. Holder that does not make a QEF election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions paid by the Company with respect to its shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of our shares may be recharacterized as ordinary income. Further, any dividends received from the Company, if the Company is treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced 20% rate of tax even if such rate would be available otherwise. If a U.S. Holder holds our shares during any taxable year in which we are treated as PFICs, such shares will generally be treated as stock in a PFIC for all subsequent years.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Item 4.	Information on the Company

A.	History and Development of the Company

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Tantech Charcoal, was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Tantech Energy, was established to research and develop bamboo charcoals application as a carbon component for EDLCs. Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (“Forasen Group”) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

B.	Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal based products with an established domestic and international sales and distribution network.

We provide our charcoal products in the following areas:

We oversee a national sales network that has a presence in 17 cities throughout China. We sell approximately 85% of our products in China, and the remaining 15% of products are sold internationally. We sell products in Japan, South Korea, the United States, and Europe.

In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of charcoal.

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 54.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB3.5 trillion in 2012 places it as the fourth highest in China in absolute amount and sixth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.5 million residents live in the city, and city-wide GDP is approximately RMB50.6 billion. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We have relocated all of our production, research and development (“R&D”) and management facilities a newly built production facility in the Shuige Industrial Zone, 20 kilometers from downtown Lishui. The facility covers a land area of 37,248 square meters (9.7 acres) and includes two dormitories, a large office and R&D building, two buildings housing Charcoal Doctor production and storage facilities, a five story building for charcoal briquette production, four buildings housing a complete EDLC carbon production line and one inventory warehouse for EDLC carbon raw materials. Facilities boast an array of sophisticated and automated production machinery and a water treatment plant. Gross floor area stands at 51,419 square meters (12.7 acres).

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own ten patents in China covering our bamboo charcoal production technology. We have applied for one additional patent related to methods to process bamboo and bamboo charcoal.

During the year ended December 31, 2014, our three largest suppliers accounted for approximately 72% of our total purchases. During the year ended December 31, 2013, our three largest suppliers accounted for approximately 56% of our total purchases. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Bamboo and Bamboo Charcoal

As a company focused on bamboo charcoal, our business is in a sub-part of China’s bamboo industry. Government policies that encourage the use of bamboo also benefit the bamboo charcoal industry. Accordingly, we provide a brief overview of bamboo and those elements of China’s bamboo industry, insofar as they have an effect on the bamboo charcoal industry in general and our company in particular.

Bamboo

Bamboo plants are some of the fastest growing plants in the world, with some varieties growing more than three feet per day. Moreover, Bamboo can be re-grown quickly following harvesting, ensuring high frequency utilization without shortages. Unlike trees, individual bamboo culms emerge from the ground at their full diameter and grow to their full height in a single growing season of three to four months. Over the next 2–5 years, fungus begins to form on the outside of the culm, which eventually penetrates and overcomes the culm. Eventually the fungal growths cause the culm to collapse and decay. As a result, bamboo culms generally have life cycles of up to ten years, at which point they must be cut down in order to preserve the environment of the surrounding forest. Optimal quality bamboo culms for carbonization are cut at five years of age. Additional bamboo can be grown in the same area where previous culms grew.

Bamboo is considered environmentally friendly because it takes in substantial amounts of carbon dioxide and gives off oxygen as it grows. Indeed, bamboo sequesters more carbon dioxide than an equivalent region of plantation trees. Moreover, harvesting of bamboo is considered more environmentally friendly than allowing it to live through the full life cycle, as such harvesting maximizes the amount of carbon dioxide the bamboo can sequester because of the effects of fungus noted above.

A 2013 report notes that the Chinese bamboo industry’s output value reached $19.5 billion. It employs 7.75 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 40 to 45 percent by 2020 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

China now produces approximately 80% of the world’s bamboo and consumes approximately 60% of that production. According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species. In 2012, the domestic industry was worth $19.5 billion and employed more than 7.75 million people.

During a period of rampant deforestation, China put in place restrictions on harvesting of natural wood and encouraged the country to make more use of bamboo. Under the National Forest Protection Program (“NFPP”), China implemented natural forest logging bans that covered 17 provinces in China. These bands required consumers of charcoal to look to other sources for creation of charcoal than the natural trees they were most familiar with using. During this time, bamboo charcoal became a viable alternative in the country.

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5 – 7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth.

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting.

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO2/year, while one hectare of young forest can sequester 15 tons of CO2/year.

The physical and environmental properties of bamboo make it an exceptional economic resource for a wide range of uses. It grows quickly and can be harvested annually without depletion of the parent plant and without causing harvesting damage or deterioration in soil quality; in addition bamboo is very versatile and has many uses in the construction, culinary, furniture, pulp, pharmaceutical, and textiles industries. New uses for bamboo are being developed as we understand its biological, chemical and physical characteristics.

According to the United Nations’ Food and Agriculture Organization the bamboo industry affects the lives of about 1.5 billion people around the world. About 2.5 billion people in the world depend economically on bamboo, and the international trade in bamboo amounts to between $5 and $10 billion. With the growth of demand for environmentally friendly green products, the world bamboo market is expected to double by 2015 (from USD 10 billion to USD 20 billion). The growth of the global bamboo market is expected to reach up to USD 15 – 20 Billion/year in 2017.

There are about 39 genera of bamboo and more than 590 species in China with 5.38 million hectares of pure bamboo forest, which accounts for 25% of the bamboo area in the world. With 5.38 million hectares of bamboo plantations and an annual increase of 100,000 hectares, China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, as well as production output, said Zehui Jiang, co-chair of INBAR’s board of trustees.

Zhejiang province is situated on the shore of the East China Sea, and has about thirty genera and four hundred varieties of bamboo. Bamboo products made there are sold all around the world, with an annual output of RMB 28 billion Yuan ($4.5 billion) in 2010. Zhejiang province has almost one fifth of the whole bamboo forest area in China. Moreover, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Bamboo Charcoal

Bamboo charcoal has been documented in China as early as 1486 AD during the Ming Dynasty in China. Bamboo charcoal has traditionally been used as a heating source, in replacement of wood, coal or wood charcoal. As a source of heat, bamboo charcoal has a calorific value approximately half that of an equivalent weight of oil, and similar to the calorific value of wood. In addition to being an efficient source of heat, bamboo charcoal is considered less polluting than wood charcoal, because it burns more cleanly due to a lower percentage of volatile matter. Smoke and pollution in charcoal burning relate largely to moisture content and volatile matter. While careful processing can control the moisture content, the ratio of volatile matter is affected by the source of charcoal. Traditional wood charcoals may range between 5 – 40% volatile matter free of moisture, depending on the type of wood and the temperature at which it is carbonized. Bamboo heating charcoal tends to be between 13 – 17% volatile matter free of moisture.

Because of the relatively higher pollution levels in wood charcoal, it is estimated that the burning of wood fuel claims the lives of an estimated 2 million people every year who inhale the smoke. Moreover, it takes between seven and ten tons of wood to produce one ton of wood charcoal, compared with four tons of bamboo to produce one ton of bamboo charcoal.

In addition to use as a heating source, bamboo charcoal has applications as an adsorbent, deodorizer, dehumidifier, purifier and electrical conductor. Nonactivated bamboo charcoal is a versatile mineral matter with great porosity and consequently high absorption ability. Bamboo charcoal’s porous surface area makes it an ideal air and water purifying agent, odor absorbent, additive, dehumidifier and electromagnetic wave absorber (electromagnetic waves from computers, mobile telephones and other electronics can be conducted through bamboo charcoal to dissipate their energy in the charcoal pores). While wood charcoal’s surface area may be as low as 20 m2/g, bamboo charcoal generally ranges from 200 – 600 m2/g, and our company’s EDLC carbon has achieved 2,200 m2/g.

While bamboo charcoal has a high absorptive capacity after carbonization, it becomes even more effective after activation. Activated bamboo carbon is bamboo charcoal that has been taken through an extra step greatly increasing its absorptive abilities. Activated bamboo charcoal can be used for cleaning the environment, absorbing excess moisture and producing medicines.

The carbonization process occurs in the absence of oxygen and produces a brown-black liquid containing more than 200 organic compounds known as bamboo vinegar, or pyroligneous acid. Following sedimentation two distinct layers appear: a light yellow-brown liquid (clarified bamboo vinegar) which can be refined to produce acetic acid, propionic acid, butyric acid, carbinol and organic solvents, and a viscid oily liquid (bamboo tar) containing large amounts of phenol substances. Bamboo vinegar is found in sanitary and health products as well as a range of horticultural fertilizers and organic solutions.

EDLC Carbon

Bamboo charcoal is beginning to be used for applications in hi-tech industries. Due to the range of possible uses, there are a variety of essential qualities of bamboo charcoal required among various hi-tech industries. Bamboo charcoal is used in related research and to develop items such as baseboard material for supercapacitor research, high-capacity battery manufacturing, fiber synthesis mixed with bamboo charcoal in textiles, special coatings manufacture, enzyme fixing in biochemical technology, porous carbon materials manufacturing, nano-carbon tube research in biomedical sciences.

Supercapacitors refer to high capacitance electrochemical batteries or capacitors. These devices can store more energy (energy density) than a traditional capacitor (but less than a battery) and more power (power density) than a battery bringing significant benefits to both “peak-assist” and “power-assist” applications. Some of the advantages of supercapacitors include:

•	They can be used in conjunction with batteries to increase voltage and energy.

•	There is no chemical reaction, which increases total lifespan and decreases risk of overcharging.

•	They have very low per-cycle costs.

•	Unit costs have decreased significantly in recent years, with 3,000 Farad supercapacitor that cost $5,000 in 2000 decreasing to $50 by 2011.

While existing supercapacitors have energy densities that are approximately 10% of a conventional battery, their power density is generally 10 to 100 times greater. As a result, supercapacitors are used in applications that require significant amounts of power, both in quick bursts and also for sustained periods.

Compared to traditional batteries, EDLCs can be charged and discharged many hundreds of thousands of times without any degradation or damage. This is due to the absence of chemical reactions. Additionally, EDLCs have much shorter charge/discharge times and can operate in a much wider temperature range. These qualities are made possible by the absorption/desorption processes that govern EDLCs as opposed to chemical reactions. EDLCs are constructed from a number of components, namely electrodes, electrolytes, separators, collection fluid, lead and packaging materials. The electrode, electrolyte and membrane composition are critical in the performance and quality and will influence the basic properties of the final product.

Electrode charcoal is a porous and amorphous carbon material. This special charcoal has a very highly developed and complex pore structure and a large surface area making it an ideal electrode fuel cell material for EDLCs.

The main uses of supercapacitors include:

•	Electric/Hybrid electric vehicle power supply (including cars, motorcycles and golf carts);

•	Immediate high power supply; high power energy storage, electric pulse power supply;

•	Renewable (solar/wind) energy storage buffer systems;

•	Utility meters: Electric meter, water meter, gas meter auxiliary power supply;

•	Uninterruptable power supply (“UPS”) systems, mainly for vital-use machines;

•	Backup power supply systems;

•	Direct current (“DC”) control power transformer and distribution stations and DC panels;

•	Military maintenance systems; and

•	Electric toys, electric tools, automatic flashlights and other types of power systems.

Due to perceived favorable prospects in the industry, more than 50 domestic manufacturers are engaged in research and development of large and super capacity capacitors. However, only approximately 10 manufacturers are capable of mass production and have reach the utilization level. We believe the supercapacitors for vehicle use developed by Shanghai Aowei Technology Co., Ltd. are leading the industry in terms of technology. Through comparison with products made by foreign manufacturers, the electrical performance and physical performance of Aowei are equivalent to similar products made by foreign companies.

At present, domestic manufacturers mainly produce electric double-layer capacitors. The main companies include Jinzhou Kam Company, Beijing Supreme Power Systems Co., Ltd, Shanghai Aowei Technology Co., Ltd. and etc. Jinzhou Kam Company is the largest supercapacitor manufacturer in China. Domestically made supercapacitors are believed to occupy 60 – 70% of China’s supercapacitor market share.

In addition, there are also several other domestic supercapacitor suppliers, such as Haerbin Jurong Newpower Co., Ltd., and Chaoyang Liyuan New Energy Co., Ltd. Meanwhile, provinces and cities like Jiangxi, Jiangsu, Henan, Shanxi and Tianjin have also launched relevant policies to support enterprises in their own territory to march into the newly-emerging energy storage component market of supercapacitor. For instance, Jiangxi Xinda Electronics Company, one of the top 100 electronic components companies in China, is seeking to cooperate with partners to produce supercapacitors. In 2011, the industry realized a total scale of $3.122 billion, an annual increase of 50% over 2010.

Japan is the main producer of carbon for EDLCs and has led the industry for 30 years. The main manufacturing companies include Calgon Mitsubishi Chemical Corporation, Futamura Chemical Co., Ltd, Kuraray Chemical, Japan Enviro Chemicals. Ltd, Takeda Pharmaceutical Company Limited, Osaka Gas Co., Ltd., Kansai Coke and Chemicals Co., Ltd., Kureha Chemical and Nippon Oil. Such companies take biomass such as coconut shells, or chemical raw materials such as phenolic resin or petroleum as raw material, and use water vapor or alkali to activate the carbon.

South Korea is also a leader in terms of supercapacitor production and research. In July 2008, GS Caltex from South Korea and Nippon Oil founded the joint venture Power Carbon Technology, which is engaged in production of activated supercapacitor carbon. The joint venture’s factory is predicted to reach 900 tons annual capacity by 2015, making it the largest manufacturer of activated supercapacitor carbon. Suntel Co., Ltd. was founded in 2001; it is a subsidiary under Heung-A Suntel. In 2008, it started to produce active carbon for supercapacitor; in 2010, the annual productivity reached 30 tons, making it the second largest manufacturer of activated supercapacitor carbon in South Korea.

The main domestic manufacturers of active carbon for supercapacitor include our company, Chaoyang Senyuan Activated Carbon Co., Ltd, Henan Huaxian Active Carbon Factory, Nanjing Zhengsen Environment Protection Technology Co., Ltd., Nanjing Linda Active Carbon Co., Ltd., Daying Juneng Technology and Development Co., Ltd., Fujian Xinsen Carbon Industry Co., Ltd. and Shanghai Heda Carbon Material Co., Ltd. At a current annual capacity of 500 tons, our company has more than twice the annual production capacity of the closest of these domestic competitors.

Bamboo Charcoal Production Process

The process of making bamboo charcoal consists of the following steps, which we and/or our suppliers perform, as indicated:

1.	Suppliers Prepare Raw Materials

Our suppliers select bamboo culms that are between 5 and 8 years old, which we consider the optimal range for our needs. They then prepare the raw bamboo for pyrolysis, heating organic material in the absence of oxygen to cause them to decompose. The absence of oxygen causes bamboo to convert into charcoal rather than to catch on fire. At this stage, our suppliers shape the bamboo culm into the appropriate shape, depending upon the ultimate use of the charcoal product. Because the density, cavity structure and tissue composition of bamboo culms differ from top to bottom, and based on the age, soil and climate conditions in which the bamboo is grown, it is common to divide bamboo accordingly. The cut bamboo is typically air or smoke dried until moisture content is between 15 to 20%.

2.	Suppliers Carbonize the Bamboo into Bamboo Charcoal

The carbonization process consists of first loading the mechanical furnace with the prepared bamboo. Bamboo is then dried, to the extent it is not already dry, by heating at 120 to 150°C until the desired moisture content is reached. Pre-carbonization (150 – 280°C) then follows, paying attention to keep the temperature below the autoignition point of bamboo. The carbonization phase (280 – 450°C) is brief and exceeds the flash point of bamboo, releasing heat in an exothermic reaction. As the bamboo carbonizes, bamboo vinegar and tar pyrolyze and flow out of the bamboo. The specific amount of bamboo vinegar that recovered depends on carefully coordinating the temperature and rate of temperature increase.

Next, high-temperature refining occurs between 600 and 1,100°C. During this stage, volatile matter discharges due to the high temperature, and the fixed carbon content in the charcoal increases as a result. The characteristics of the bamboo charcoal depend on choices made at this stage. For instance, electrical resistance decreases as carbonization temperature increases, while density increases. Techniques matter even in non-EDLC bamboo charcoal: bamboo carbonized at 500°C excels at filtering ammonia, while bamboo carbonized at 1,000°C is better at filtering benzene and toluene.

Finally, at the completion of refining, the bamboo charcoal naturally cools. Once the temperature in the furnace is below 60°C, the charcoal may be unloaded.

3.	Suppliers and our Company Process the Bamboo Charcoal

After the carbonization process is completed, our suppliers sort the bamboo charcoal according to grade and type. They then complete their processing, check the quality and deliver it to our company for further processing. The amount of processing performed by the suppliers will vary depending on the product. For example, we purchase some wood-based OEM BBQ charcoal in essentially finished form and then prepare it for resale domestically. On the other hand, for our self-produced BBQ charcoal, we purchase pre-briquette charcoal and complete the steps needed to form briquettes, described below.

As to briquette charcoal, the process for finishing involves disintegrating the charcoal into an appropriate size, combining the charcoal with a binding agent and pressing the charcoal into the desired briquette shape. As noted, for our OEM BBQ charcoal, our suppliers perform all of these steps. For our self-produced BBQ charcoal, we receive small pieces and complete the disintegration, combination, binding and pressing steps on our production line.

As to charcoal to be used for ornamental purposes, the charcoal may be left whole or ground to an appropriate size for the desired purpose. Our suppliers deliver such bamboo charcoal to us per our specifications as to size of charcoal pieces, and we complete final processing and packaging in order to prepare such charcoal for sale. Among other steps, we prepare and fill our charcoal bags and mix any formulas specific to given products such as our silver ion nano products.

We first activate charcoal to be used for EDLC carbon purposes and then crush it to an appropriate size for the desired applications. We perform all of these steps in-house on un-activated bamboo charcoal delivered to us. The specific size and characteristics of the charcoal, including porosity, depends on the use intended by the EDLC manufacturer. To produce activated bamboo carbon, we subject carbonized bamboo to a further process involving granulation and high pressure steam injection, which further exposes pores. The surface area to mass ratio of the bamboo charcoal can more than double after activation, and we have achieved a surface area to mass ratio of 2,200 m2/g for our EDLC carbon.

Our Processing Workflow

We develop and manufacture our bamboo charcoal products using the following processing workflow:

Our Products

We produce and sell three categories of products, all of which are produced from bamboo charcoal and bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

BBQ Products

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand.

Our charcoal briquettes are processed from carbonized bamboo (as to our self-produced BBQ charcoal) and wood (as to our OEM BBQ charcoal) into charcoal and pressed into shapes appropriate for our customers’ preferred use. These products include barbecue grill briquettes, disposable all-in-one barbecue grills (including charcoal), and fuel for incense and tobacco burners.

We expect revenues generated from our charcoal briquette products will stabilize as we continue to focus on higher margin EDLC and Charcoal Doctor branded products. We expect a decline in comparison to these other segments, but no decline in absolute terms. We currently have annual production capacity of 10,000 tons from three fully automated mold and furnace production lines. The major markets for our briquette products are Europe, the Middle East and the US.

Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“”, “Tan Boshi” or “Dr. Tan” in Chinese). In processing our charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. We seek to protect and grow our market share pricing our products aggressively, often as much as 10 – 15% below our competitors’ prices. Our Charcoal Doctor gross profit margins average 35%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

Our solid charcoal products are primarily used for purification and deodorization. These consumer products are made from dry distilled carbonized bamboo, and have the ability to absorb harmful substances and foul odors from the air, including benzene, toluene, ammonia and carbon tetrachloride. The primary ingredient of these products, activated charcoal, is an adsorbent. Our solid Charcoal Doctor products generally fit within three categories: (1) charcoal bags, primarily used as air purifiers and humidifiers, (2) charcoal deodorants and (3) toilet cleaning disks. Our primary Charcoal Doctor solid products include the following:

•	Air purifiers and humidifiers

•	Automotive accessories for air purification

•	Underfloor humidity control

•	Pillows and mattresses

•	Wardrobe deodorizers

•	Mouse pads and wrist mats

•	Refrigerator deodorant

•	Charcoal toilet cleaner disks

•	Liquid charcoal cleaner

•	Shoe insoles

•	Decorative charcoal gifts

Samples of the range of solid Charcoal Doctor products are pictured below.

35

竹炭系列保健枕

Flat Health Pillow

Memory Foam Back Rest

Mesh Charcoal Insole

Clothes Hanger

Rod Charcoal Head Pillow

Air Purifier/Humidifier

竹炭
衣柜用

Wardrobe Strips

Liquid Toilet Cleaner

Bottle Bag

Toilet Cleaner Disks

Car Air Purifiers

Refrigerator Deodorants

In addition to providing solid charcoal, the carbonization process also results in a liquid byproduct called bamboo vinegar. Bamboo vinegar is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners and fertilizers. We have also adapted our bamboo vinegar for use in a variety of agricultural applications:

•	Fruit, vegetable, and other plant fertilizers

•	Soil conditioners and sweeteners

•	Flower nutrients

•	Toilet cleaning liquid detergent and solid disks

•	Hand washing sanitation

Samples of the range of liquid Charcoal Doctor products are pictured below.

We believe liquid products are crucial to maintaining close ties with the agricultural industry, which we expect will be a key area for growth in the coming years. We plan to expand in this area by adding production lines for daily health products, such as toilet-cleaning products, hand washing products, as well as other everyday household items based on silver ion anti-bacterial nano technology.

We use this silver ion nano technology for sterilization to improve the effectiveness of our sanitation and purification products. We purchase silver ion nano powder from third parties to add into our products. We use our own formulas for the purification and sanitation products that incorporate such powder.

We have developed two kinds of products that use our silver ion nano technology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shangdong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. As a result, we adjusted our packaging in preparation for full-scale sales. Given the investment required to improve brand awareness for our silver ion nano detergent, we will focus first on Zhengzhou before beginning to plan either the expansion plan or the timeline for such expansion into other cities in China. At the same time as we are selling such products under our Charcoal Doctor brand name in China, we are also in discussions to sell such products to one distributor in Dubai, who would then re-brand the products for resale in local markets in Africa and the Middle East.

Our silver ion bamboo charcoal bag products are used for odor absorption and air purification. We combine our charcoal powder products with silver ion nano powder to achieve a charcoal bag that may be stored in a wider variety of locations. If our traditional bags are stored in conditions that are too damp and warm, mold or mildew may grow. Our silver ion nano products are able to fight the growth of mold and mildew, allowing them to be used in damp conditions without problem. We have begun to promote and sell limited numbers of such bags in connection with our sales of traditional charcoal bags. We are promoting these bags in anticipation of adding such products to our portfolio of products for sale in supermarkets and other stores. Our customer stores typically invite us to apply in June or July to update the products we will offer for sale in their stores, and we are required to pay a fee for shelf space at such time. Accordingly we plan to increase demand for our silver ion nano products in anticipation for adding them to the list of products we sell this year. As we will make these silver ion nano charcoal bags available everywhere we offer our traditional charcoal bags, we will leverage our existing sales and distribution channels to introduce these products to the market.

EDLC Carbon

We have recently begun to produce bamboo carbon for use in EDLCs. Our product serves as the industrial carbon compound for the EDLC and is responsible for conducting electricity in the battery. Activated charcoal is extremely porous and has a high specific surface area, so it provides a useful electrode material. Because the surface area of such a material is many times greater than a traditional material like aluminum, many more charge carriers (ions or radicals from the electrolyte) can be stored in a given volume, allowing for a higher energy density.

Because this is an area of growing focus for our Company, we have invested heavily in R&D efforts in recent years to improve our production process and increase our capacity and efficiency. We only began developing EDLC carbon in 2008 with initial samples being sent to customers in May 2010; it was not until November 2011 that our products were ready for public sale. Thus far our EDLC products have had limited exposure in a market dominated by imports. Our EDLC penetration strategy is based on service and price. We seek to maintain our prices are at a discount of up to 20% from import prices for products of at least equivalent quality. We currently develop three activated carbon compounds:

Raw Materials

Our primary raw material is bamboo charcoal. Each year, we purchase bamboo charcoal that has been prepared to our specifications from between 15 and 20 suppliers located in and around Lishui. The majority of such purchases comes from approximately five suppliers. As the technical demands of preparing such bamboo into bamboo charcoal are relatively low, we do not anticipate any difficulties in obtaining raw materials to produce our bamboo charcoal products.

In addition to bamboo charcoal, we also purchase bamboo charcoal powder for use in our EDLC carbon products. The suppliers for bamboo charcoal powder are more limited in number, and the technical requirements of producing such powder are higher, than those for producing bamboo charcoal. We rely on three suppliers for bamboo charcoal powder, one of which is also a major supplier of bamboo charcoal. Because of the technical demands of producing bamboo charcoal powder for use in our EDLC carbon products, we expect that in the event of unavailability, we would experience difficulty in replacing bamboo charcoal powder suppliers. While we expect that we could instruct existing bamboo charcoal providers to produce bamboo charcoal powder, we could experience temporary lack of availability until such suppliers are able to produce to our specifications.

We also purchase bamboo vinegar for use in our liquid products. Our bamboo vinegar suppliers in some but not all cases are the same as our bamboo charcoal suppliers. As the supply of bamboo vinegar is directly related to the supply of bamboo charcoal, we believe we have a steady supply of bamboo vinegar given the prevalence of bamboo in the Lishui area. Accordingly, we do not anticipate any lack of availability of bamboo vinegar for our liquid products.

We purchase wood charcoal briquettes from a supplier in Heilongjiang province for use in our OEM BBQ charcoal products. As such products have low technical requirements and are typically used for heating and cooking purposes, we have found that competing on price makes purchasing wood-based charcoal for such purposes suit our customers’ requirements. Our primary source for wood charcoal briquettes, which we rebrand under our Algold brand for sale in China, is Tahe Xingzhongda Carbon Co. in Daxing Anling, Heilongjiang province. We experienced a temporary lack of availability of wood charcoal briquettes between June and August 2012 due to a local government moratorium on charcoal production as a result to fire danger concerns. While we have adjusted our purchasing strategies to require this supplier to prepare briquettes further in advance in order to reduce the likelihood of negative impact from adverse government actions, we cannot guarantee that we will avoid future periods of unavailability.

In addition to our primary raw materials, we also purchase small amounts of other raw materials, such as silver ion nano powder, fabric for charcoal bags, packaging materials, and coconut charcoal. We do not anticipate any difficulty in replacing the suppliers of any of such minor raw materials.

The prices of our primary raw materials have not historically been volatile. We have generally experienced differences in price of less than 5% over the course of a year for our primary raw materials.

Distribution Channels and Methods of Competition

International Markets and Customers

Products from all three categories of our products (although not all of our products) are sold directly or indirectly through distributors to international markets. Such exported products include bamboo vinegar, bamboo charcoal purification products, and EDLC carbon. The majority of export items are for non-energy use. We plan to increase our exports globally, particularly for our EDLC carbon. Target markets for EDLC carbon include the United States, Japan, South Korea and Europe, as these markets are more mature with regards to EDLC items. Less than 2% of our direct sales are currently international. Including business conducted with domestic distributors, however, we estimate that the percentage of goods sold for export is approximately 15%, with the majority destined for Japan, South Korea and Taiwan.

The following is a list of selected international customers, their respective nations and products sold:

Country	Company	Product

Japan	IBR LTD. Hyonen Kogyo Co., Ltd.	Air Purification Charcoal Pieces Bamboo Charcoal Powder; Bamboo Charcoal Pieces; Bamboo Charcoal Granules

	Takeda Corporation Co., Ltd. Hokushin Shoji Co., Ltd. Fuji Chikusan Co., Ltd.	Ceramic Balls, Eye patches Fertilizer; Wood Vinegar EDLC Carbon

South Korea	SeoKwang Labware Sales Co. BF Korea Co., Ltd.	EDLC Carbon BBQ Charcoal; Disposable BBQ Charcoal

Taiwan	Longyuan Co., Ltd. Mang Ga Industrial Corp. Fay-Li Enterprises Co., Ltd.	Deodorant Granules Bamboo Charcoal Charcoal Keyboard Mats; Bamboo Charcoal Pieces; EDLC Carbon

Hong Kong	Active Trading Company Co., Ltd.	Disposable BBQ Charcoal

Germany	Alaa El Din Waterpipes & More	BBQ Charcoal; Shisha Tobacco Charcoal

Israel	Intersun, Ltd.	BBQ Charcoal

Domestic Markets and Customers

Currently, household products are sold via our sales and distribution networks located in 18 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Jingmen, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Shenyang, Tianjin, Yantai, Taiyuan, Zhengzhou, Jingmen, Changsha, Fuzhou or Lanzhou. In addition, we have logistics centers in Chengdu, Guangzhou, Taiyuan, Yantai and Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai, Taiyuan and Zhengzhou.

Our Charcoal Doctor brand has been successful in the domestic market, and is sold through many specialty stores and large chain stores and supermarkets.

The following is a list of selected stores and shops that stock our products in China:

Store name	Total Stores	Estimated Number of Stores Carrying Product
Hongqi Chain	1,200	800
Wal-Mart	390	350
Carrefour	229	150
Tesco Supermarket	136	136
CR Vanguard	110	101
RT-Mart (HuaDong)	109	109
Fujian Yonghui Supermarket	98	98
Hangzhou Lianhua	90	70
Meet All	68	68
Jingmen Dongfang Store	56	56
Yantai Zhenhua	50	50
Zhengzhou Dennis	42	42
Shandong Jiajiayue Group	40	40
RT-Mart (Jinan)	33	33
Lotus	20	20
Qingdao Lotte Mart	9	9
Total	2,680	2,132

We are in the process of expanding our product line to include toilet cleaning and hand washing products, among others. We believe there will be a high demand for these types of products because of growing awareness of cleanliness and environmental protection, as well as antibacterial products and disinfectants. These products will help lead us into developing and marketing other consumer products and will help increase our market share of carbon products in China.

Geographic Distribution of Revenues

Following is a summary of our total revenues by category of activity and geographic market for each of our last three fiscal years. As all of our sales are completed in China, with title transferring to our customers in the country, the below tables reflect our understanding of where our customers are ultimately reselling our products. All such figures are presented in thousands of U.S. dollars.

BBQ Charcoal

We sell our BBQ charcoal both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Czech Republic	Russia	Other
2014	$13,299	$348	$273	$86	$93	$—	$12	$—	$—
2013	$13,272	$187	$212	$68	$77	$—	$15	$—	$—
2012	$12,248	$229	$71	$63	$31	$5	$—	$—	$1

Charcoal Doctor

We sell our Charcoal Doctor products both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Other
2014	$39,086	$1,508	$—	$—	$702	$1,456	$—
2013	$28,188	$1,594	$99	$—	$666	$1,499	$—
2012	$23,059	$179	$108	$59	$44	$38	$13

EDLC Carbon

We sell substantially all of our EDLC carbon products in China and South Korea.

	China	South Korea
2014	$2,462	$6,168
2013	$1,328	$6,861
2012	$6,248	$—

Rubber

Although we have no plans to trade rubber products in the immediate future, we have historically sold all such products in China.

China
2014	$—
2013	$7,155
2012	$8,119

Methods of Competition

The primary market for our Charcoal Doctor line of products is household hygiene use. Our air purification, deodorizing, and other health promoting products such as our charcoal pillow, cater to a niche but growing market of health-conscious customers. Customers in this sector have a particular affinity to brands. Notwithstanding this loyalty, product-switching costs are low, so manufacturers must compete on price.

We conducted a marketing survey in Guangzhou in October 2013 for our charcoal bag products. According to the survey, we found that a decrease in package weight of 10% or an increase in price of 5% resulted in a loss of sales of less than 1%, showing that the market could absorb minor changes. By contrast, when the price increase reached 10% or the package weight decrease reached 15%, we saw that 30% of respondents were willing to choose alternate brands or forego a purchase. We further found that for cleaning and purification products, 85% of respondents cared about design attractiveness and approximately 65% made purchasing decisions based on attractiveness, causing us to conclude that demand for our products is more heavily influenced by such products than by minor (but not major) economic fluctuations.

Because the household hygiene sector has enjoyed relatively strong growth in the last few years as a result of increases in disposable urban income and an increased awareness of healthy lifestyle products, we have focused on growing our market share in this industry. In order to do this, compete by pricing our products aggressively, often at a discount of 10 – 20% below our competitors. In addition, we pride ourselves on providing a high quality product, so that our customers believe they have received value for the price they pay.

With regards to household carbonized bamboo products, the Charcoal Doctor brand is one of the largest and most famous. Our Charcoal Doctor brand name has been recognized as a “China Well-known Brand” by the China Brand Strategy Management Association, and our products have been recognized as a “Zhejiang Famous Forest Product” by the Zhejiang Famous Forest Product Affirmation Committee and have been awarded “The Fifth China Yiwu International Forestry Product Expo Gold Award” by the Fifth China Yiwu International Forestry Product Expo Committee. Moreover, the 2014 – 2018 China Bamboo Charcoal Products Market Research and Corporate Strategy Analysis Report notes high brand recognition for Charcoal Doctor products in China.

The industry is geographically concentrated in the South East of China in the provinces of Anhui, Zhejiang and Fujian where bamboo is more prominent, the bamboo charcoal industry is also fragmented since it is subject to relatively low barriers of entry; low initial capital expenditure, low technical requirements (excluding high end EDLC carbon compounds), highly homogenous products and few substitutes.

We face competition from a number of companies operating in the vicinity. Many of these companies have similar profiles in terms of size, number of employees and product ranges. One of the largest competitors is Zhejiang Maitanweng Ecology Development Co. Ltd., a local company also from Zhejiang Province.

Zhejiang Maitanweng has the largest franchise in the industry with a presence in over 100 cities in China. Like our Company, Zhejiang Maitanweng has an extensive product portfolio of 200 household, automotive and health related bamboo charcoal-based products.

Jie Jie Gao Charcoal is another company with a similar product portfolio. Also located in the Lishui vicinity, it also holds many awards, and its products are stocked by Walmart, Hualian, Century Mart and other supermarkets like our products are. Jie Jie Gao is also one of the founding members of INBAR —  International Network for Bamboo and Rattan.

Due to product homogeneity and low barriers to entry branding is an important differentiator in the industry. We are not aware of any foreign competitors in this specific segment.

Awards and Recognition

The Company is fully ISO 9000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts:

2004

•	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

•	Zhejiang Province High Tech Product Award for its Bamboo Vinegar

•	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

2006

•	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products

•	Forestry Industry Award for Excellence in Forestry — Liquid Bamboo Vinegar Products (6th Anniversary)

•	Lishui City Forestry Industry Key Enterprise in Forestry Award

•	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

•	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal

•	Zhejiang Provincial-Level Key Enterprise in Forestry Award

•	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

•	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

•	National Torch Plan Project Certificate for Liquid Bamboo Products

•	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

•	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research

•	Garden Unit Recognition for beautification and ecological efforts

44

2012

•	Lishui City Recognition for Patent Grants

2013

•	Zhejiang Province High Technology Enterprise Recognition

2014

•	Lishui City Doctoral Working Station

Research and Development

We are committed to researching and developing applications of bamboo charcoal and activated bamboo charcoal. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Led by our Chief Technical Officer, Dr. Zhaihua Chen, our R&D team is well educated and has far-reaching research capabilities. Dr. Chen is a graduate of Chiba University in Japan and is one of China’s one-thousand talent plan experts, with particular expertise in carbon for supercapacitors.

The R&D team has 13 dedicated researchers and analysts focusing Charcoal Doctor product development and applications as well as EDLC formulations. Quality control is an important aspect of the teams work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

We regularly collaborate with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Current efforts and collaborations cover a wide range of areas including but not limited to: bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

•	China National Bamboo Research and Development Center

•	Zhejiang University of Agriculture and Forestry

•	Zhejiang Academy of Forestry & Zhejiang Forestry Institute

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances.

Project Description	Time Period	Project Level

Technological innovations to achieve productive annual capacity of 3,000 metric tons of EDLC carbon	12/08 – present	Central Government funded high-tech industrial project

Bamboo carbonization technology R&D for tobacco product manufacturing	12/07 – 6/10	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	6/07 – 5/09	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	4/06 – 4/08	Zhejiang Provincial Government funded scientific agricultural project

Technological innovations to achieve productive annual capacity of 300 metric tons of EDLC carbon	1/06 – 12/07	Central Government funded high-tech industrial project

Bamboo vinegar spontaneous combustion automation production technology	8/04 – 12/06	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	8/04 – 2/06	Zhejiang Provincial Government funded scientific project

During the years ended December 31, 2014 and 2013, we spent $745,636 and $731,720, respectively, on R&D. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
Purpose	2014	2013
Salaries	$116,969	$122,988
Materials	500,912	516,397
Other	127,755	92,335
Total	$745,636	$731,720

In the coming year, we will continue our R&D efforts in our Charcoal Doctor and EDLC lines. In 2015, we expect to spend approximately $1 million on R&D projects to continue and further understanding of bamboo charcoal applications and improve efficiency in the value chain. We aim to research and develop five new products annually. Moreover, we plan to establish and develop a dedicated EDLC carbon R&D facility, which will allow for greater efficiency and effectiveness in research efforts than the current shared-use facility.

The increase in planned R&D expenses is related to the following initiatives:

Purpose	Anticipated Amount
New R&D projects and expansion of R&D team, including new hires and testing expenses	$650,000
Purchase of new testing equipment	250,000
Other expenses	100,000
Total	$1,000,000

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold ten issued patents, and one patent is pending:

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Methods and equipment for combustion and distillation	Tantech Bamboo	Invention	Mar. 22, 2006	Aug. 25, 2024	ZL 200410075047.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Mar. 7, 2007	Apr. 15, 2023	200310116248.6
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Nov. 18, 2009	Jan. 24, 2026	ZL 200610049234.0
A door with air treatment function	Tantech Bamboo	Invention	June 15, 2011	Sep. 4, 2028	2008101204443
Method of using biomass as raw materials in manufacturing organic carbon electrodes	Tantech Charcoal	Invention	May 30, 2012	Oct. 20, 2028	200810121556.0
Titanium dioxide manufacturing method	Tantech Charcoal	Invention	July 18, 2012	Dec. 11, 2028	200810162826.2
Aqueous solution EDLC electrode materials performance measurement methodology	Tantech Energy	Invention	Dec. 5, 2012	Aug. 20, 2029	200910101640.0
Supercapacitor electric car batteries	Tantech Energy	Utility Model	Dec. 31, 2008	Nov. 21, 2017	ZL 200720191201.X
Aqueous solution EDLC electrode materials performance measurement unit apparatus	Tantech Energy	Utility model	May 19, 2010	Aug. 20, 2019	200920191752.5
Method for washing electrode active carbon	Tantech Energy	Invention	Sept. 25, 2013	Sept. 24, 2033	200810121706.8

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Investment Direction Regulations

On March 27, 2011, the National Development and Reform Commission (“NDRC”) has issued the Guidance Catalogue for Industrial Structure Adjustments (2011 edition), which was amended on February 16, 2013. This Guidance Catalogue is an important basis for the government to guide investment direction, promote technology innovation and industrial upgrading. Pursuant to relevant laws and regulations, in line with the promotion of energy conservation and green industry initiatives, the approval authorities will strictly control energy-intensive, polluting and natural resources industries, such as projects in low-end, capacity-redundant and over-expansion projects. Environmental protection departments and other departments with jurisdiction will also review such projects for compliance with applicable criteria.

The Catalogue divides industries into three categories: “encouraged,” “restricted,” and “eliminated” for investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted.”

According to the Guidance Catalogue, development of bamboo byproducts () like our products falls in the encouraged category while activated carbon production using raw material of woods or chopped roots () (as opposed to our methods, which use neither) falls in the eliminated category. As a result, government initiatives favor our carbon production methods over methods using wood and wood products.

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for use as carbon in super capacitors.

Intellectual Property Rights Regulations

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use on the same or similar commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Regulations on Tax

Our business operations are governed primarily by tax laws in the PRC. A description of the material tax consequences applicable to holders of our common shares may be found in the section titled “Item 10. Additional Information.-E. Taxation.” For more information regarding the impact of the PRC Enterprise Income Tax Law, see “Risk Factors — Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. We will make efforts to comply with these requirements.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

C.	Organizational structure

Below is a chart representing our current corporate structure:

In the above chart, we provide the Chinese names of our corporate entities. As to THL and USCNHK, both the English and Chinese names are legal corporate names. As to Tantech Bamboo, Tantech Charcoal and Tantech Energy, only our Chinese names are legal corporate names, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Offshore Incorporations Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

THL

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited.” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd.” At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named “Tanbsok Group Limited.”

On November 25, 2014, in contemplation of the initial public offering of its common shares, THL effected a simultaneous (a) 1,000-for-1 split of its common shares and (b) pro-rata redemption for par value and cancellation of 600 of such shares (30,000,000 in total). This transaction was accomplished in this way for several business reasons: (1) we wanted to maintain $50,000 in aggregate share capital; (2) in anticipation of the offering, we desired to increase the total number of common shares and reduce their per-share price to a level consistent with the targeted offering price in the offering; and (3) prior to completion of the recapitalization, we had issued all of the shares we were authorized to issue and needed to create authorized but unissued shares by repurchasing a portion of such authorized and outstanding shares.

Upon completion of these transactions, THL was authorized to issue 50,000,000 common shares, $0.001 per share, of which 20,000,000 are issued and outstanding. At formation, THL had one director, Dehong Zhang, a citizen of the Philippines. On June 21, 2013, Yefang Zhang, a citizen of the Philippines, was also appointed as a director of THL. In June 2014, THL appointed three independent directors, all citizens of the PRC: Hongdao Qian, Shudong Wang and Wencai Pan.

On March 24, 2015, THL completed an initial public offering of 1,600,000 common shares.

USCNHK

USCNHK was formed on October 17, 2008 under the Companies Ordinance (Chapter 32) of Hong Kong under the name “Raymond & O/B Raysucess Co., Limited.” On December 2, 2010, Raymond & O/B Raysucess Co., Limited changed its name to “USCNHK Group Limited.” USCNHK’s authorized share capital is HKD10,000, and the company has issued 10,000 shares, par value HKD1.00 per share, to its sole shareholder, THL. USCNHK has one director, Dehong Zhang, a citizen of the Philippines. On June 21, 2013, Yefang Zhang, a citizen of the Philippines, was also appointed as a director of USCNHK.

Tantech Bamboo

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese: ). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” Tantech Bamboo’s authorized share capital is RMB80 million, of which USCNHK owns 95% and five individual PRC residents own the remaining 5%. Tantech Bamboo is organized and qualified as a Sino-foreign joint venture enterprise under PRC law. Tantech Bamboo has five directors, Zhengyu Wang, Yefang Zhang, Dexian Zhang (Yefang Zhang’s brother), Xiaolin Chen and Yaqing Ye, all of whom are PRC citizens other than Yefang Zhang, who is a citizen of the Philippines.

Tantech Charcoal

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 3.5 million, of which Tantech Bamboo owns 100%. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has one director, Zhengyu Wang, who is a PRC citizen.

Tantech Energy

Tantech Energy was formed on September 24, 2008. Tantech Energy’s authorized share capital is RMB 30 million, of which Tantech Bamboo owns 100%. Tantech Energy is organized as a limited liability company under PRC law. Tantech Energy has one director, Zhengyu Wang, who is a PRC citizen.

D.            Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until between 2051 and 2058. Following is a list of our properties:

Property	Land Use Expiration	Space	Ground Floor Area
No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China (headquarters)	September 23, 2058	51,419m2	37,248m2
No. 508 Wen San Road, Room 1106, Hangzhou City, Zhejiang Province, People’s Republic of China	June 7, 2051	357m2	118m2
No. 888 Tianning Street, Lishui City, Zhejiang Province, People’s Republic of China	December 18, 2052	15,208m2	13,755m2
Total		66,984m2	51,120m2

Currently, household products are sold via our sales and distribution networks located in 18 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Jingmen, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Shenyang, Tianjin, Yantai, Taiyuan, Zhengzhou, Jingmen, Changsha, Fuzhou or Lanzhou. In addition, we have logistics centers in Chengdu, Guangzhou, Taiyuan, Yantai and Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai, Taiyuan and Zhengzhou.

The following is a list of our sales and distribution networks and logistic center locations.

Location	Lease Expiration	Area
Jinan 2-2-1702. A district, Shangpinqinghe, 18# Luoan Rd. Tianqiaoqu, Jinan	December 2015	99m2
Shanghai Suite 202, No 9, Lane 36, Fangcao Rd. Shanghai	January 2016	110m2
Hangzhou 11F, T3 West, Ruihe Technology Park, No 475 Changhe Rd. Bingjiangqu, Hangzhou	December 2017	300m2
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above
Guangzhou Rm 223, F. 94# Liwang Rd. Guangzhou	January 2016	25m2
Chengdu 16-1001, The Second, Glamor City of Wanke, Chengdu	April 2016	147m2
Chongqing 1-27 Qingfeng Mansion, Mawangpingzhengjie, Bananqu, Chongqing	November 2015	70m2
Logistics Centers
Taiyuan Warehouse, Nanpan Village Xiaodian Economy Technology Develoment Zone, Taiyuan	July 2015	100m2
Yantai Zhujiang Industry and Trading Co., Ltd, 3-112, Times New City, Zhifuqu Wangwu, Yantai	May 2015	70m2
Guangzhou Yihui Logistic Warehouse, Chenjialin Rd. Xintang Town, Zengcheng, Guangzhou	December 2015	150m2
Chengdu Zhongchu Jinshang Court, A-21, Goose Industry Zoon, Baohexiang, Chenghuaqu, Chengdu	December 2015	100m2
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above

Fixed assets at our properties consist of office equipment at all of our locations and, at our Lishui properties, equipment for the carbonization and processing of charcoal, both for our household goods products and for our EDLC carbon. This equipment includes furnaces, boilers, mixers, kilns/ovens, jet mills, pulverizers, chemical analytic equipment, generators, briquette hydraulic powder molding machines, carbon activation and pickling tanks, belt dryers, air compressors, bamboo vinegar refining equipment, container production lines, hot acid/water washing equipment and automatic packing machines.

All of our real property and fixed assets are encumbered by secured loans from our creditors. Tantech Bamboo granted the encumbrances on our properties at the Tianning Industrial Zone facility. Tantech Energy granted the encumbrances on our land use right at our Shuige Industrial Zone facility. We have relocated our facilities from our facility on Tianning Street to a new, larger facility on Cen Shan Road. Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility as its office. We have not historically charged Forasen Group for renting this office space. We have referred the matter to our corporate governance committee to determine an appropriate rental fee for this office space. We will base the rental fee on comparable rental spaces in the Lishui area. We have rented approximately 4,922 square meters of our Tianning Street property, leaving 10,769 square meters vacant and available for rental. As of the date hereof, we have contracted rents of approximately $140,603 (RMB 885,888) per year. Although we estimate that current contracted rents will be sufficient to cover the costs to maintain the Tianning property (approximately $19,179 (RMB 121,000) per year), we have no guarantee at this point that we will be able rent the remainder of the property.

None of our property is affected by any environmental issues that may affect our use of the property. At present, our plans to further develop, expand or improve these properties are funded through proceeds from our initial public offering and through our operating cash flows.

Images of our facilities are presented below:

Productive Capacity

We currently produce all of our products at our Shuige Industrial Zone facility in Lishui. Our facilities in Hangzhou and our Tianning facility in Lishui are used for general office and administration purposes.

Shuige Industrial Zone facility

The following is a map of our Shuige Industrial Zone facility, which displays the building numbers referred to in the below tables describing the productive uses of such facility.

Non-production properties:

Functional uses and location	Area (m2)	Actual used area (m2)	Reserved area (m2)	Space utilization	Reserved purpose
Office administration, training, product display and so on (First through fourth floors of building No. 1)	4,478	3,359	1,120	75%	Additional offices
Research and development center (Fifth and sixth floors of building No. 1 and building 11)	4,027	1,120	2,907	27.8%	New product development team, EDLC research and development center
Employee dorms (Building No. 9, 10)	7,182	7,182	None	100%	N/A
Other (boiler room, guard room, waste water processing and so on) (Building No. 13 through 16)	218	218	None	100%	N/A

We currently reserve 4,478 m2 for office administration, training and product display purposes, of which 3,359 m2 are currently used. We have reserved 1,120 m2 for additional office space.

Our research and development center consists of 4,027 m2, of which we use 1,120 m2 at present. We plan to use the additional space on the sixth floor of our Shuige Industrial Zone facility for our new product development team when our needs exceed the space provided on the fifth floor, but we do not have a specific time or plan in place for expanding such team. We plan to use the balance of space devoted to this purpose to implement an EDLC research and development center.

We use 218 m2 for general facility purposes, including our boiler room, guard room and other similar purposes.

Our employee dorms cover 7182 m2, all of which is in use.

Production properties:

Functional uses and location	Area (m2)	Actual used area (m2)	Reserved area (m2)	Space utilization	Current capacity (metric tons)(1)	2013 actual productivity (metric tons)	Capacity utilization		Reserved purpose
Barbecue charcoal production line (Building No. 2)	11,854	5,927	5,927	50%	1,000	309	30.9%		Installation of equipment for production expansion
Solid deodorant and purification product production line (Building No. 3, half of building No. 4)	10,984	10,984	0	100%	20,000	20,949	104.7	%(2)	N/A
Liquid household hygiene product and bamboo vinegar product production line (Half of building No. 4)	3,440	1,720	1,720	50%	5,000	4,091	82.0%		Installation of a new production line
EDLC carbon production line (Building No. 5, 6, 7, 8, 9)	9,098	3,473	5,625	38.2%	500	304	60.8%		Build a production line for 1,000 additional tons of EDLC carbon capacity

(1)	All of our production capacity rates assume 250 working days per year, 8 hours per day. We believe we can increase the number of days worked per year or number of hours worked per day to increase our production capacities if we choose to do so in the future.

(2)	We exceeded 100% utilization rate by operating this production line in excess of the assumed capacity rates.

We have reserved 11,854 m2 of our Shuige Industrial Zone facility for our barbecue charcoal production line, and currently use 5,927 m2 of this area. The remaining 5,927 m2 is reserved for a future production line. In our existing barbecue charcoal production line, we have a current capacity of approximately 1,000 tons per year, and we produced 309 tons of BBQ charcoal in 2013, a capacity utilization rate of 30.9%.

We have reserved 10,984 m2 of our Shuige Industrial Zone facility for our solid deodorant and purification product production line. We currently use all of the space. In our existing Charcoal Doctor solid product production line, we have a current capacity of approximately 20,000 tons per year, and we produced 20,949 tons of Charcoal Doctor solid product in 2013, a capacity utilization rate of 104.7%. We exceeded 100% utilization by operating this production line in excess of the assumed capacity rates. If we choose to increase our production capacity in the future, we would need to replace existing production lines with more efficient lines or to expand our space, as we have not reserved space for additional production lines.

We have reserved 3,440 m2 of our Shuige Industrial Zone facility for our liquid household hygiene product and bamboo vinegar product production line, of which we currently use 1,720 m2. The remaining 1,720 m2 is reserved for installation of a new production line. In the existing production line, we have a current capacity of approximately 5 million units per year, and we produced 4,098,800 units of our liquid products in 2013, a capacity utilization rate of 82.0%.

We have reserved 9,098 m2 of our Shuige Industrial Zone facility for an EDLC carbon production line, of which we currently use 3,473 m2. The remaining 5,625 m2 is reserved for building another production line to increase capacity by 1,000 tons of EDLC carbon per year. In our existing EDLC carbon production line, we have a current capacity of approximately 500 tons per year, and we produced 304 tons of EDLC carbon product in 2013, a capacity utilization rate of 60.8%.

Item 4A.	Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview of Company

We are a specialized manufacturer of bamboo charcoal based products with primary business focus in household products, EDLC carbon as well as low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Tantech Bamboo. Tantech Bamboo is engaged in the production and distribution of household products. Through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Charcoal, we conduct trading business, including the export of charcoal products; through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Energy, we manufacture EDLC carbon and low emission BBQ charcoal.

Our household products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor”. Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Household products accounted for 81.0% and 72.6% of total revenue for the years ended December 31, 2014 and 2013, respectively.

The largest category of our household products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our household products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

Currently, household products are sold via our sales and distribution networks located in 18 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Jingmen, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Shenyang, Tianjin, Yantai, Taiyuan, Zhengzhou, Jingmen, Changsha, Fuzhou or Lanzhou. In addition, we have logistics centers in Chengdu, Guangzhou, Taiyuan, Yantai and Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou.

As of March 2015, Charcoal Doctor products are stocked in over 2,000 supermarkets, department, specialty and convenience stores throughout China. We also own and operate two Charcoal Doctor branded retail stores in Lishui. We plan to expand product lines in the coming years to take advantage of the various uses of bamboo charcoal and bamboo vinegar.

EDLC carbon and BBQ charcoal for international market accounted for 14.4% and 14.3% of revenue for the years ended December 31, 2014 and 2013, respectively. We have annual production capacity of 10,000 tons of BBQ charcoal products for international markets and the production lines are fully automated. Major markets for these products are Japan, Europe and the Middle East.

An area of growing focus for us in the coming years is EDLC carbon. We have invested heavily in research and development efforts in recent years to improve the production process and increase capacity and efficiency, establishing a platform for significant growth potential in the coming years. Our EDLC carbon is mainly sold in China, but we also have plans to increase international exposure by focusing efforts in markets such as the U.S., Japan and South Korea which have large demand for EDLC product and EDLC carbon. To increase our international exposure we plan to attend EDLC product exhibitions such as Canton Fair, China (Shanghai) International Super-Capacitor Industry Fair, China International Battery Fair, and Battery Japan; attend various industry seminars such as Japan Battery Seminar, China Power Energy Storage Technology and Materials Seminar; visit EDLCs and EDLC batteries manufacturers in Russia and South Korea; and enhance our e-commerce marketing through our work with Chinese e-commerce websites such as www.hc360.com and www.1688.com, and www.globalsources.com, an online marketplace that facilitates trade with China. Generally our penetration strategy to the potential market is based on service and price advantage.

Our trading business accounted for 4.6% and 13.1% of revenue for the year ended December 31, 2014 and 2013, respectively. Our trading business was mainly related to the export of charcoal products and, prior to September 2013, the industrial purchase and sales of rubber. We established Tantech Charcoal as a trading company for the export of our charcoal products in order to avoid mixing our export sales and our production businesses. Production businesses that are combined with export businesses typically have a higher tax rate than we pay by separating these businesses. By separating the trading business from the production business, we enjoy tax incentives and more streamlined operations. Because of our experience in trading charcoal and in order to improve our cash flows, we also engaged in rubber trading through this entity until September 2013. We historically imported rubber from overseas markets and then resold it in local markets shortly thereafter. The fluctuation in the exchange rate between U.S. dollar and RMB affected profitability of our trading business, and we usually mitigated such risk by selling the imported rubber within a short period of time. As our trading business only accounts for a small portion of our total revenue, we believe our exposure to foreign exchange risk is insignificant. The profit of our trading business has been relatively low, and as of September 2013, we started reduce our trades of rubber. While we may have sporadic trades of rubber in the future and while we are still authorized to engage in rubber trading, it will not be a focus of our Company.

We expect our sales of household products will continue to grow in the coming years with the increased brand awareness and growing demand for our bamboo charcoal products. As EDLC devices are increasingly used in the mass transportation and automobile industries, we expect our sales of EDLC carbon will increase. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of household products and EDLC carbon. As we have significantly decreased our trades of rubber starting September 2013, our revenue from our trading segment is likely to decrease in future years. If we cannot increase our household products and EDLC carbon revenues to offset such decreases, our total revenue is likely to decrease.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results

We have not seen any impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal based consumer products are currently not subject to the government restrictions, however, any future changes in the government’s policy upon bamboo charcoal industry may have a negative effect on the supply of our raw materials. As current demand for our EDLC carbon is mainly from the transportation sector in China, any future changes in the government policy affecting the transportation industry may impact our revenue generated from sales of EDLC carbon.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product and Energy Segment

Our products face competition from other producers. In our household product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd, Zhejiang Jiejiegao Charcoal Industry Co., Ltd, and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Household Products Co., Ltd.

Our BBQ charcoals also face competition from similar products that are not made of bamboo-based charcoal. For example, our Algold grand shisha charcoal competes with Henan Universe Charcoal Co. Ltd’s Torch brand shisha charcoal. While our shisha charcoal is a popular bamboo-charcoal based product, the competitor product is more popular but not bamboo-charcoal based. Our other key international competitors in this area include Puyang Univers Charcoal, Co., Ltd, Fujian Zhongyuan Charcoal Industry Co., Ltd., Haiwan International Trading Co., Ltd., Nanxiong Guizhu Charcoal Co., Ltd. In addition to these companies, we compete domestically with Fujian Ouhai Jianou Charcoal Co., Ltd., Jiangshan Green Charcoal Co., Ltd, Pujiang Fuli Bamboo & Wood Co., Ltd, Shangrao Wenhui Machine Charcoal Co., Ltd and Sanhe Senyuan Charcoal Co., Ltd.

There are several manufacturers of EDLC carbon in China and two main international companies competing in the market, although to our knowledge none of them use bamboo as the carbon material. We only started commercial production a short time ago and may not have the resources and marketing strategy to compete in the market. Thus our revenue and profit from EDLC carbon may not be sustainable.

Delays in third party developments in the EDLC industry or weaker-than-expected demand for EDLC products may negatively affect demand for our EDLC carbon.

Awareness and applications of EDLC technology in the PRC may not mature or become fully commercialized as rapidly as we expect. As a result, the demand and wide application of the carbon component used in EDLC are still facing lots of uncertainties. Although we expect the EDLC industry will grow significantly in the coming years and this will provide us great opportunity to gain market share, the development of new technology may also put more pressure on our research efforts.

Some of our Products are Subject to Cyclical Sales.

Our BBQ charcoal products and solid bamboo charcoal products are subject to cyclical sales. We typically see our highest sales of BBQ charcoal products in April and May and then again between August and October. The first peak marks our customers’ preparation for the summer outdoor barbeque season, and the second peak is related to their purchase of our BBQ charcoal products for heating and cooking indoors in the colder months.

The peak season for our solid bamboo charcoal products is between October and November, and sales are lowest in February and March as a result of Chinese New Year, as consumers tend to purchase such products prior to the holiday, rather than after.

While we have seen higher sales near the end of the year for our liquid products, we believe our sales volume for such products is too low to consider such fluctuations cyclical. As such products are primarily for export, demand for our liquid products is most likely to be affected by seasonal and other fluctuations in the purchasing country rather than in China.

Demand for our EDLC carbon (also too new a product line for us to draw conclusions as to cyclical sales) is subject to fluctuation based on economic conditions, primarily government economic policies that provide subsidies to encourage the use of mass transportation and low-pollution vehicles, which rely on EDLCs, which in turn drive demand for EDLC carbon. As such, while we believe EDLC carbon sales may be affected by general economic conditions, such sales have been more affected by governmental policies.

Notwithstanding the effects of seasonality, we believe the key drivers for us to maintain a competitive position in the market and positive financial performance continue to be brand recognition, product innovation and the application of new technology.

Recent Trends

We have noted the existence of the following trends since the beginning of 2013, all of which are likely to affect our business to the extent they continue in the future:

The bamboo charcoal industry has been growing quickly, both around the world and particularly in China.  The updated report by Beijing Guochuangtiancheng Investment Consultant Co. Ltd. notes that worldwide revenues in the bamboo charcoal industry have increased by 9.4% in 2014 and 8.0% in 2013 compared to the respective prior year periods. Moreover, China revenues in the bamboo charcoal industry have increased by 27.8% in 2014 and 28.5% in 2013 compared to the respective prior year periods. The following table taken from this report shows relative worldwide and China growth in bamboo charcoal revenues since 2010:

Year	World Revenues (USD Millions)	Worldwide Growth Rate	China Revenues (USD Millions)	China Growth Rate
2014	4,787	9.4%	1,006	27.8%
2013	4,376	8.0%	787	28.5%
2012	4,050	7.4%	601	26.0%
2011	3,771	6.7%	466	30.0%
2010	3,535	8.6%	342	31.0%

Raw material inventory levels have been managed to build in the early part of the year to meet second half-year requirements.  We have focused on controlling our inventory levels to meet demand for our products, without accumulating too much inventory. In order to do this, we pay attention to the seasonal demands for our products. We have tried to stay near $640 thousand in monthly inventory storage for Tantech Bamboo and near $420 thousand for Tantech Energy. We typically see our inventories increase between May and August to prepare for our second-half year peak sales.

		Tantech Bamboo		Tantech Energy
Year	Month	Raw Material	Product	Raw Material	Product
2013	1	$172,591	$141,944	$106,458	$127,427
	2	374,216	190,334	117,749	130,653
	3	338,730	167,752	141,944	112,910
	4	340,343	220,981	146,783	174,204
	5	962,961	230,659	150,009	151,622
	6	982,317	232,272	130,653	172,591
	7	1,424,279	267,758	120,975	179,043
	8	1,669,455	240,337	148,396	146,783
	9	651,652	212,916	161,300	117,749
	10	621,005	272,597	153,235	120,975
	11	596,810	267,758	156,461	132,266
	12	358,086	209,690	153,235	146,783
	Total	$8,492,445	$2,654,998	$1,687,198	$1,713,006

2014	1	$388,733	$175,817	$140,331	$90,328
	2	387,120	187,108	187,108	62,907
	3	374,216	148,396	430,671	100,006
	4	381,942	272,919	653,369	107,723
	5	359,658	186,814	456,814	376,591
	6	409,036	265,893	181,549	319,993
	7	379,659	203,895	188,323	148,406
	8	389,288	259,127	97,100	147,315
	9	373,500	181,762	195,821	164,108
	10	712,999	259,940	155,083	142,053
	11	333,153	310,648	149,352	177,271
	12	347,416	406,544	221,015	167,985
	Total	$4,836,720	$2,858,863	$3,056,536	$2,004,686

The number of stores that carry our products has increased most quickly in cities under 500,000; however, such stores tend to be smaller stores. On the other hand, our increases in mid-sized and larger cities have focused on supermarkets and larger stores. We have seen growth from our existing distribution channel also from our new distribution channel. We believe there are a number of untapped markets to sell our products in China, as our national coverage rate is still relatively low. China has more than 2,000 small and mid-sized cities (defined as cities with population of less than 500,000 residents), and our products are sold in approximately 100 cities in China.

Our product prices have generally remained stable, with increases in prices being most common in lower-per-item-priced products, such as automotive air purification accessories, refrigerator deodorants and the like.  During 2013 and 2014, our average monthly price for some of our main products as been as follows:

Year	Month	Bamboo charcoal bag (USD/kg)	Indoor decorative air purifiers (USD/kg)	Multi-function deodorizers (USD/kg)	BBQ charcoal (USD/kg)	EDLC carbon (USD/kg)
2013	1	$6.46	$6.38	$3.87	$0.77	$37.57
	2	6.50	6.26	3.82	0.77	39.98
	3	6.49	6.49	3.76	0.77	30.33
	4	6.50	6.47	3.44	0.77	41.36
	5	5.71	6.46	3.88	0.77	30.34
	6	5.68	6.20	3.69	0.77	30.32
	7	5.71	5.93	3.85	0.77	47.83
	8	5.72	6.41	3.60	0.77	31.02
	9	5.72	6.24	3.87	0.77	30.35
	10	5.72	6.48	3.89	0.77	30.39
	11	5.72	6.50	3.86	0.77	30.34
	12	5.72	6.50	3.89	0.77	30.33

Year	Month	Bamboo charcoal bag (USD/kg)	Indoor decorative air purifiers (USD/kg)	Multi-function deodorizers (USD/kg)	BBQ charcoal (USD/kg)	EDLC carbon (USD/kg)
2014	1	$5.64	$6.47	$3.73	$0.77	$38.49
	2	5.73	6.50	3.89	0.77	41.36
	3	5.72	6.47	3.90	0.77	30.33
	4	5.76	5.10	4.72	0.77	30.71
	5	5.75	5.07	4.61	0.77	30.49
	6	5.77	5.05	4.74	0.77	30.56
	7	5.75	5.07	4.72	0.77	30.67
	8	5.78	5.10	4.74	0.77	30.62
	9	5.76	4.93	4.52	0.77	30.56
	10	5.78	5.08	4.57	0.77	30.66
	11	5.79	5.10	4.73	0.77	30.65
	12	5.77	5.10	4.72	0.77	30.59

Our raw material costs have remained generally stable during the last two years.  Our primary raw materials in production of our products are charcoal pieces, charcoal granules, charcoal powder, raw bamboo vinegar, fabric (for our charcoal bags and other household products), charcoal additives and caustic potash. Prices for each of such raw materials have fluctuated within a range of only a few percentage points over the course of a year.

Our employee salaries increased by approximately 7% from 2013 to 2014, but this increase was offset by increased productivity rates, which caused the percentage of labor costs compared to revenues to decrease.  Because we have been able to improve productivity rates among our employees by improved training and production skill, the increased salaries were not accompanied by an increase in labor expenses as a percentage of revenues.

We have seen encouraging policies from the Chinese government for new resources in 2014 and expect to see continued support in 2015. Due to challenges faced in the development in China’s solar energy and wind power industries, we believe EDLCs (and by extension components of EDLCs like our carbon products) are poised for growth in 2015.  In the current 12th Five-year Plan, China’s central government set as one of its five main goals the improvement of the environment. In connection with the implementation of the main Five-year Plan, other agencies within the central government further expound upon the ideas from the main Plan. For example, the automotive Five-year Plan states that the country will devote resources to electric cars, and while lithium-ion batteries will receive the primary focus, the automotive Five-year Plan also says that the government will devote research to supercapacitors, which would benefit EDLCs and, as a result, EDLC carbon manufacturers like our company. This goal has been further developed in the 2012 – 2020 Automobile Industry Plan, which notes that industries that support electric cars, such as the battery industry, will also be supported by the government. To grow the industry, the government sets goals of 500,000 electric vehicles by 2015 and two million by 2020. To this end, China has implemented tax benefits for purchasing electric vehicles. We believe these policies and others that may be developed in response to the main 12th Five-year Plan are likely to benefit environmentally friendly industries; to the extent we are able to position our products effectively, we believe such policies are also likely to benefit our company.

Results of Operations

Years Ended December 31, 2014 and 2013

The following table summarizes the results of our operations during the fiscal years ended December 31, 2014 and 2013, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2014		2013
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$65,493	100.0%	$61,220	100.0%	$4,273	7.0%
Cost of revenues	44,853	68.5%	44,064	72.0%	789	1.8%
Gross profit	20,640	31.5%	17,156	28.0%	3,484	20.3%

Operating expenses
Selling expenses	1,081	1.7%	1,451	2.4%	(370)	-25.5%
General and administrative expenses	1,639	2.5%	3,140	5.1%	(1,501)	-47.8%
Research and development expenses	746	1.1%	732	1.2%	14	1.9%
Total operating expenses	3,466	5.3%	5,323	8.7%	(1,857)	-34.9%

Income from operations	17,174	26.2%	11,833	19.3%	5,341	45.1%

Other income (expenses)
Interest income	162	0.2%	200	0.3%	(38)	-19.0%
Interest expense	(548)	-0.8%	(867)	-1.4%	319	-36.8%
Government subsidy income	62	0.1%	49	0.1%	13	26.5%
Other income	721	1.1%	691	1.1%	30	4.3%
Total other income	397	0.6%	73	0.1%	324	443.8%

Income before income taxes	17,571	26.8%	11,906	19.4%	5,665	47.6%
Provision for income taxes	(2,854)	-4.4%	(1,820)	-3.0%	(1,034)	56.8%

Net income	14,717	22.5%	10,086	16.5%	4,631	45.9%

Net income attributable to the noncontrolling interest	(736)	-1.1%	(505)	-0.8%	(231)	45.7%
Net income attributable to common stockholders	$13,981	21.3%	$9,581	15.7%	$4,400	45.9%

Revenues.  Revenues increased approximately $4.3 million, or 7.0%, to approximately $65.5 million in 2014 from approximately $61.2 million in 2013. The increase was primarily attributable to the increased sales from our consumer product segment and energy segment which were partially offset by the decreased sales from our trading segment.

In our consumer product segment, revenue increased to approximately $53.1 million in 2014 from approximately $44.5 million in 2013. The increase was primarily attributable to the increased sales in purification and deodorization products in 2014 as the demand for our products continue to be strong. We sold approximately 4.9 million pieces of air purification products and 7.9 million pieces of deodorizer products in 2014 compared to approximately 4.3 million pieces and 6.6 million pieces sold in 2013. The average selling price of air purification products increased 17.9% as we sold more air purification products with higher prices in 2014.

In our trading segment, the revenue was approximately $3.0 million in 2014, a decrease of 62.5% compared to approximately $8.0 million in 2012. The decrease was attributable to our decision to significantly reduce our rubber wholesale business in 2014.

In our energy segment, we realized sales of approximately $9.4 million in 2014, an increase of approximately $694,000 as compared to approximately $8.7 million in 2013. The increase in sales revenue was primarily attributable to the increased sales of EDLC carbon in 2014. We sold 280 tons of EDLC carbon in 2014 compared to 272 tons sold in 2013. The average selling price of our EDLC carbon increased 2.5% to approximately $30,860 per ton from approximately $30,106 per ton in 2013.

Cost of revenues.  Our cost of revenues increased by approximately $789,000 or 1.8% to approximately $44.9 million in 2014 from approximately $44.1 million in 2013. As a percentage of revenues, the cost of revenue decreased by approximately 3.5% to 68.5% in 2014 from 72.0% in 2013. The decrease in cost of revenues as a percentage of revenues was primarily attributable to our decision to significantly reduce our rubber wholesale business in 2014 as the rubber wholesale business has a much higher cost of revenues historically. The cost of revenues for our consumer product segment decreased 2% compared to 2013 due to the improvement of production efficiency. Such decrease was partially offset by the increase in the cost of revenues in our energy segment as the raw material cost increased in 2014.

Gross profit.  Our gross profit increased by approximately $3.5 million, or 20.3% to approximately $20.6 million in 2014 from approximately $17.2 million in 2013. Gross profit margin was 31.5% in 2014, as compared to 28.0% in 2013. The increase of 3.5 percentage points was primarily attributable to our decision to significantly reduce our rubber wholesale business which had a lower gross profit margin in 2013.

Selling expenses.  Selling expenses decreased by approximately $370,000 to approximately $1.1 million in 2014 compared to approximately $1.45 million in 2013. As a percentage of sales, our selling expenses decreased to 1.7% of revenues in 2014, as compared to 2.4% of revenues in 2013. The decrease in selling expenses was primarily attributable to the following factors:

(a) One-time expenses of approximately $161,000 were recorded in 2013 related to the opening of our new sales office, which increased our selling expenses in 2013 for the same amount;

(b) a decrease of approximately $131,000 of advertising and promotion expenses in 2014 as we had fewer marketing activities in 2014.

(c) an increase of approximately $39,000 in salary expenses at our sales department and an increase of approximately $28,000 in shipping and handling expenses, which was partially offset by a decrease of approximately $145,000 in other sales related expenses in 2014.

General and administrative expenses.  Our general and administrative expenses decreased by approximately $1.5 million or 47.8%, to approximately $1.6 million in 2014 from approximately $3.1 million in 2013. As a percentage of revenues, general and administrative expenses decreased 2.6% to 2.5% in 2014, compared to 5.1% in 2013. The decrease was primarily attributable to the following factors:

(a) a decrease in bad debt expenses related to our accounts receivable of approximately $1.6 million in 2014. Based on results of aging analysis performed in 2014, we set aside approximately $192,000 as allowance for potentially uncollectable accounts receivable balances. Approximately $1.5 million of the accounts receivable balances that we had recorded allowances in prior years were collected in 2014. We reversed the allowance by the same amount and reversed bad debt expenses related to accounts receivable of approximately $1.3 million. As a result, our bad debt expenses related to accounts receivable decreased approximately $1.6 million in 2014, compared to the bad debt expenses related to accounts receivable of approximately $290,000 in 2013.

As a percentage of accounts receivable, our reserve balance decreased 4.8% to 0.7% as of December 31, 2014 from 5.5% as of December 31, 2013; and

(b) an increase in bad debt expenses related to our advance to suppliers of approximately $514,000 in 2014. Based on results of our aging analysis and consideration of specific information related to each individual account, we recorded approximately $253,000 in bad debt expenses related to our advances to suppliers in 2014. While approximately $58,000 of advances to suppliers that we previously recorded allowances were either utilized by receiving delivery from our vendors or returned to us, we reversed the allowance by the same amount and recorded a net increase in bad debt expenses related to our advances to suppliers of approximately $195,000 in 2014. As a result, our bad debt expenses related to advances to suppliers increased approximately $514,000 in 2014, compared to a net decrease in bad debt expenses related to advances to suppliers of approximately $320,000 in 2013.

As a percentage of advances to suppliers, our reserve balance increased to 3.0% as of December 31, 2014 from 1.2% as of December 31, 2013. The increase in reserve balance as a percentage of advances to suppliers in 2014 was primarily attributable to the addition of allowances as explained above; and

(c) a decrease in property tax of approximately $425,000 as Energy was granted as high-tech company and started to enjoy the tax benefit in 2014; a decrease in repair expenses of approximately $212,000; a decrease of approximately $108,000 of consulting expenses and a decrease of approximately $146,000 in administrative expenses in 2014; and

(d) an increase of approximately $308,000 related to the maintenance expenses related to our new plant buildings and an increase of approximately $164,000 related to the amortization of new software put into use in December 2013.

Research and development expenses.  Our research and development expenses increased approximately $14,000 to approximately $746,000 in 2014 compared to approximately $732,000 in 2013 as we continued to increase research and development activities, especially those related to our EDLC carbon products in 2014.

Interest expense.  Our interest expense decreased by approximately $319,000, or 36.8% to approximately $548,000 in 2014, from approximately $867,000 in 2013. The decrease in interest expense was primarily attributable to the repayment of approximately $4.1 million long-term bank loan in April 2014 which reduced our interest expenses. We also discounted fewer bankers acceptance notes payable in 2014.

Government subsidy income.  Our government subsidy income was approximately $62,000 in 2014 compared to approximately $49,000 in 2013. Our government subsidy income in 2014 and 2013 were all granted by local governments in recognizing our achievements in different areas. All subsidies we received in 2014 and 2013 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

In 2014, we received discretionary subsidies from various agencies within Lishui City and Liandu District of Lishui. We received $62,137 in the aggregate in grants in 2014. Our 2014 subsidies consisted of the following grants:

Recipient	Tantech Bamboo
Date of grant	7/8/14	12/22/14
Amount (USD)	$16,279	$24,419
Government entity making the grant	Lishui Industry & Commerce Bureau	Lishui Science & Technology Bureau
Reason for grant	Grant for business development	Grant for EDLC coating Technique (1)

(1)	Grant was related to Tantech Energy’s research project but was paid to Tantech Bamboo by Lishui Science & Technology Bureau.

Recipient	Tantech Charcoal
Date of grant	2/26/14	11/17/14	12/15/14

Amount (USD)	$1,628	$2,637	$17,174

Government entity making the grant	Lishui Science & Technology Bureau	Lishui Science & Technology Bureau	Lishui Science & Technology Bureau

Reason for grant	Subsidy for receipt of patents.	Subsidy for export oriented company	Grant for sustainability in foreign trade

In 2013, we received discretionary subsidies from various agencies within Zhejiang Province, Lishui City and Liandu District of Lishui. We received $48,659 in the aggregate in grants in 2013. Our 2013 subsidies consisted of the following grants:

Recipient	Tantech Bamboo
Date of grant	2/4/13	11/14/13	12/26/13

Amount (USD)	$1,613	$4,840	$24,201

Government entity making the grant	Lishui Government	Lishui Science & Technology Bureau	Lishui Science & Technology Bureau

Reason for grant	Grant for recruiting highly skilled employees to come to Lishui	Role Model Enterprise Award in recognition of receipt of numerous patents	Grant for high level talent training program

Recipient	Tantech Energy
Date of grant	1/30/13

Amount (USD)	$8,341

Government entity making the grant	Lishui Economic Development Zone

Reason for grant	Grant for establishing and operating export-related foreign trade company in Lishui

Recipient	Tantech Charcoal
Date of grant	11/18/13

Amount (USD)	$9,664

Government entity making the grant	Liandu District Treasury

Reason for grant	Grant for small and mid-sized enterprise development

Other Income.  Other income was approximately $721,000 and $691,000 in 2014 and 2013, respectively. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes.  Our income before income taxes was approximately $17.6 million in 2014, an increase of approximately $5.7 million compared to approximately $11.9 million in 2013. The increase was primarily attributable to an increase of approximately $3.5 million in gross profit and a decrease of approximately $1.9 million in operating expense in 2014 compared to 2013.

Provision for income taxes.  Our provision for income taxes was approximately $2.8 million in 2014, an increase of approximately $1.0 million or 56.8% from approximately $1.8 million in 2013. The increase in provision for income taxes was primarily attributable to higher income before income taxes and higher effective income tax rate in 2014 compared to 2013.

Net income attributable to common stockholders.  Our net income attributable to common stockholders was approximately $14.0 million in 2014, an increase of approximately $4.4 million from approximately $9.6 million in 2013. The increase was attributable to the factors described above.

Segment Information

The following tables set forth sales information about our product mix in the years ended December 31, 2014 and 2013, respectively.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31,
	2014		2013
	Revenue	Percentage of Net Revenue	Revenue	Percentage of Net Revenue
Consumer Product	$53,052	81.0%	$44,477	72.6%
Trading	2,999	4.6%	7,995	13.1%
Energy	9,442	14.4%	8,748	14.3%
	$65,493	100.0%	$61,220	100.0%

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Revenue from the consumer product segment was approximately $53.1 million and $44.5 million in the year ended December 31, 2014 and 2013, respectively. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products under “Charcoal Doctor” brand and barbecue charcoals designed for the domestic market. Revenue increased approximately $8.6 million in 2014 compared to 2013. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

A study conducted in Shanghai’s Lianhua Supermarket found that, given equivalent products, 85% of the consumers preferred environmentally friendly products and were willing to pay prices up to 5% higher than traditional products. We anticipate that growing consumer preferences for environmentally friendly products over traditional household cleaning products and increasing consumer awareness of our brand as an “environmentally friendly” enterprise will drive revenue from our consumer products in the coming years.

Cost of revenue for consumer product increased approximately $4.7 million to approximately $34.8 million in 2014 compared to $30.1 million in 2013. Gross profit increased approximately $3.8 million to approximately $18.2 million in 2014 from approximately $14.4 million in 2013. Gross profit margin was 34.4% in 2014 compared to 32.4% in 2013. The increase in gross profit margin was primarily the result of increased gross profit in our deodorizer products as the average selling prices increased in 2014.

Profit for our consumer product segment increased approximately $2.3 million to approximately $13.8 million in 2014 compared to $11.5 million in 2013. The increase in segment profit was primarily attributable to approximately $3.8 million increase in gross profit and a decrease of approximately $290,000 in selling expenses which were partially offset by higher general and administrative expenses of approximately $1.2 million and an increase of approximately $599,000 in tax expenses in 2013.

Trading Segment

Our trading segment generated approximately $3.0 million sales revenue in 2014 compared to approximately $8.0 million in 2013. The revenue from this segment was primarily related to our wholesale purchase and resale of imported rubber in local market and the export of charcoal products. As we started to reduce our trades of rubber starting from September 2013, the revenue from our trading segment decreased approximately $5.0 million or 62.5% in 2014. While we may have sporadic trades of rubber in the future and we are still authorized to engage in rubber trading, it will not be a focus of our company.

Cost of revenue was approximately $2.9 million in 2014 compared to approximately $7.9 million in 2013. The gross profit was approximately $63,000 compared to approximately $142,000 in 2013. Gross profit margin was 2.1% in 2014 and 1.8% in 2013. The slight increase in gross profit margin was primarily attributable to the higher profit in our export of charcoal products in 2014.

Profit for our trading segment was approximately $179,000 in 2014, compared to a loss of approximately $718,000 in 2013. The increase in segment profit was primarily attributable to a decrease of approximately $986,000 in general and administrative expenses related to the decrease of bad debt expenses of approximately $976,000 in 2014.

The interest expense in the trading segment was approximately $151,000 in 2014 compared to approximately $319,000 in 2015. Such interest expense was primarily related to the discounting of bankers acceptance notes. We usually asked our banks to issue bankers acceptance notes to pay our vendors directly or to factor these notes through discounting agents before they become due. As all of bankers acceptance notes at our trading segment were used for direct payments to our vendors before 2013, there was no interest expense associated with these notes. However, starting from 2013, some of our bankers acceptance notes were discounted through discounting agents and resulted in an increase in our interest expense.

Our trading segment discounted RMB 30 million (approximately $4.9 million) of bankers acceptance notes with a maturity of six months in May 2014. The interest expense was approximately RMB 926,000 (approximately $151,000) related to the discounting of notes in 2014. Our trading segment discounted RMB 60 million (approximately $9.8 million) of bankers acceptance notes and incurred interest expense of approximately RMB 1.9 million (approximately $319,000) related to the discounting of notes in 2013.

Energy Segment

Our energy segment consists of BBQ charcoal for the international market and EDLC carbon. The revenue from BBQ charcoal was approximately $812,000 in 2014 compared to approximately $559,000 in 2013. Our self-produced BBQ charcoal was mainly sold in overseas markets where the demand for our products continued to increase in 2014. The cost for BBQ charcoal for international markets was approximately $690,000 in 2014 compared to approximately $786,000 in 2013, which resulted in a profit of approximately $122,000 in 2014 and a loss of approximately $227,000 in 2013.

We invested heavily in the production of EDLC carbon, which has wide applications and higher gross margin. The commercial production of EDLC carbon started in late 2011. Our sales revenue of EDLC carbon was approximately $8.6 million in 2014, an increase of approximately $441,000 or 5.4% compared to sales revenue of approximately $8.2 million in 2013. The gross profit was approximately $2.2 million in 2014 compared to approximately $2.8 million in 2013. The decrease in gross profit in 2014 was primarily attributable to the higher raw material cost in the production of EDLC carbon in 2014.

We have developed two technology improvements in our production process of EDLC carbon. One of these improvements allows us to improve voltage resistance in one of our EDLC carbon products from 2.5 – 2.6V to more than 2.85V, which allows a supercapacitor to increase its energy density by 20%. The technique has been well received by our customers in trial runs.

We have also developed a coating technique for our EDLC carbon at an estimated total cost of approximately $142,000, including payments to a co-developer and resources expended on our own account. In the past, most EDLC production lines and techniques in China relied on EDLC carbon from Japan. As a result, technical production parameters have been based on Japanese companies’ models, especially the coating technique, one of the fundamental aspects of producing EDLC. In cooperation with the Harbin Institute of Technology, we developed a coating technique that suits our products and allows us to provide both products and technical support for our EDLC products. Pursuant to our cooperation with Harbin Institute of Technology, we own the intellectual property rights to the coating technique. We are currently working with local government bureau to conduct technical seminars and initial training to introduce this technology.

With the development of these technologies used in the production process, we believe our EDLC carbon products will become an important source of revenue growth and profitability.

While continuing to improve the production process and increase the direct sales of EDLC carbon, we are also exploring opportunities to expand the utilization of our EDLC carbon in battery industry. In December 2014, we signed a technology transfer agreement with a battery producer in Shandong Province. Under the agreement, we are authorized to use several patents of the producer to manufacture NiMH batteries with the application of our EDLC carbon technology. Although the production process has not started, we anticipate such application will open a new market for our EDLC carbon in the coming years.

We recorded a profit of approximately $779,000 in 2014 compared to loss of approximately $561,000 in 2013 in our energy segment. Although the gross profit in our energy segment decreased approximately $256,000 in 2014 compared to 2013, the general and administrative expenses decreased by approximately $1.6 million in 2014 compared to 2013. As a result, our segment profit increased in 2014. The decrease in general and administrative expenses in our energy segment was mainly attributable to the following factors: (a) decreased bad debt expenses of approximately $1.0 million; (b) a decrease in property tax of approximately $425,000 as Energy was granted as high-tech company and started to enjoy the tax benefit in 2014; (c) a decrease in repair expenses of approximately $212,000 related to the new buildings.

Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date. To the extent payments are due in US Dollars, we have occasionally paid such amounts in RMB to an entity controlled by our management capable of paying such amounts in US dollars. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

Tantech Bamboo has incurred debt of approximately $2.1 million in a loan from Bank of China Ltd. Lishui Branch. To secure this debt, Tantech Bamboo has granted a mortgage on property and land use rights valued at approximately $3.5 million. Tantech Bamboo and Tantech Charcoal have incurred short term debts through use of several six-month bankers acceptance notes payable.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividend or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and its ability to pay dividends out of its earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Years Ended December 31, 2014 and 2013

As of December 31, 2014, we had cash and cash equivalents of approximately $415,000 and restricted cash of approximately $3.6 million. We did not have any foreign cash and short-term investments as of December 31, 2014. Our current assets were approximately $59.7 million and our current liabilities were approximately $16.2 million, which resulted in a current ratio of 3.68:1. Total shareholders’ equity as of December, 31 2014 was approximately $59.3 million. The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2014	2013
Net cash provided by (used in) operating activities	$2,460	$(1,948)
Net cash provided by investing activities	533	3,958
Net cash used in financing activities	(4,228)	(995)
Effect of exchange rate changes on cash	(9)	26
Net increase (decrease) in cash	(1,244)	1,041
Cash, beginning of year	1,659	618
Cash, end of year	$415	$1,659

Operating Activities

Net cash provided by operating activities was approximately $2.5 million in 2014, compared to cash used in operating activities of approximately $1.9 million in 2013. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	Net income increased by approximately $4.6 million in 2014 compared to 2013;

•	Advances to suppliers decreased by approximately $515,000 in 2014 compared to an increase of approximately $6.4 million in 2013. As our prepayments made to main suppliers to secure the stable supply of raw material became more stable in 2014, we saw a decreased advances in 2014.

The increase in net cash provided by operating activities was partially offset by:

•	Accounts receivable increased by approximately $13.9 million in 2014 compared to an increase of approximately $7.9 million in 2013. In 2014, we continued to increase sales of consumer products to supermarket chains by offering them longer credit terms in order to ensure our products can reach customers in most regions in China. As a result, the balance of accounts receivable continued to increase in 2014 compared to 2013. As our sales continue to grow and the customer base becomes more diversified, we anticipate our accounts receivable balance will grow in the coming year;

Our sales are also subject to seasonality, with lower sales volume in January and February and higher sales volume in November and December. Such seasonality is primarily attributable to China’s biggest sales season of the year, the Spring Festival, which usually falls between January and February. Our customers usually increase their purchases from us to prepare for the holiday sales before the Spring Festival, Our main customers, supermarkets chain stores also increase purchases from us in November and December in preparation for the annual sale.

Our most recent review of collection information regarding accounts receivables indicated that approximately $13.5 million of accounts receivable balances as of December 31, 2014 have been collected by April 10, 2015. Of the remaining approximately $30.1 million of accounts receivable balances, approximately $28.8 million are from our largest customers who have good payment history with us. We also granted longer collection periods, usually six months, to these customers based on their business model, our collection history and the ongoing evaluation of the creditworthiness of individual customer. We expect these customers will pay the balances by the end of June 2015.

•	Net decrease in allowances of approximately $1.2 million in 2014 compared to a net increase of approximately $200,000 in 2013.

Investing Activities

Net cash provided by investing activities was approximately $533,000 in 2014, a decrease of approximately $3.5 million from net cash provided by investing activities of approximately $4.0 million in 2013. We had a net collection of loans to third parties of approximately $1.8 million in 2014. In 2013, our net collection of loans to related parties was approximately $9.3 million, which was partially offset by an increase in the long-term prepayments of approximately $4.0 million made to purchase equipment.

Financing Activities

Net cash used in financing activities was approximately $4.2 million in 2014, compared to approximately $995,000 in 2013. The increase in net cash used in financing activities in 2014 was primarily attributable to our repayment of a long-term bank loan of approximately $4.1 million, which was partially offset by a decrease in repayments of loans from related parties of approximately $707,000.

Our material cash requirements in the next twelve months include (i) Investments of approximately $2.7 million in the new production lines and manufacturing facilities to increase the production capacity of household products and the continuing investments in the upgrade of manufacturing techniques involved in the production of EDLC carbon. As the demand for our products continues to grow in the coming years, we need to add production lines and improve the efficiency of production, which will require capital expenditures on these projects. (ii) Approximately $500,000 to establish dedicated EDLC carbon research and development center to develop further application of EDLC carbon, especially in battery industry.

Our primary source of cash is currently generated from the sales of our products and bank borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

We repaid approximately $6.3 million and borrowed approximately $2.2 million in bank loans for our working capital needs during the year ended December 31, 2014. We also repaid approximately $14.3 million of bankers acceptance notes payable and secured approximately $14.3 million of bankers acceptance notes payable in 2014. As a result, the balance of all our bank loans and bankers acceptance notes payable as of December 31, 2014 was approximately $9.3 million, which includes short-term bank loans of approximately $2.1 million and bankers acceptance notes payable of approximately $7.2 million.

As of December 31, 2014, the details of all our short-term bank loans and bankers acceptance notes payable are as follows:

(All amounts are in U.S. dollars)

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	2014-01-08 to 2015-01-07	1 year	$2,117,700
2	Bankers acceptance notes payable	Bank of China	2014-07-08 to 2015-01-08	6 months	$1,140,300
3	Bankers acceptance notes payable	Bank of China	2014-07-09 to 2015-01-09	6 months	$1,140,300
4	Bankers acceptance notes payable	Bank of China	2014-11-11 to 2015-05-10	6 months	$1,140,300
5	Bankers acceptance notes payable	Bank of China	2014-11-12 to 2015-05-11	6 months	$1,140,300
6	Bankers acceptance notes payable	Bank of China	2014-11-13 to 2015-05-12	6 months	$2,606,400

Expired loans and bankers acceptance notes payable were all repaid as of the date of this filing.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, including the discounting of bills receivable, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Credit and Mortgage Agreements

On January 8, 2014, Tantech Bamboo entered into a Liquidity Capital Loan Contract with Bank of China Ltd. Lishui Branch. Under this agreement, Tantech Bamboo borrowed RMB 13 million (approximately $2.1 million) for 12 months at 6.9% interest. Tantech Bamboo is required to make quarterly interest payments on the 21st day of the last month of each quarter and to repay the principal on the loan on January 7, 2015. This loan has been repaid in full as of the date of this filing. Under the loan, Tantech Bamboo has agreed to joint liability with Mr. Dexian Zhang and Mr. Zhengyu Wang. To secure the rights of the lender under this and a previous similar agreement, Tantech Bamboo entered into a Maximum Mortgage Contract dated January 29, 2013. Under this mortgage agreement, Tantech Bamboo grants a mortgage to Bank of China Ltd. Lishui Branch for debts up to RMB 20 million (approximately $3.3 million). The mortgage covers all debts and obligations existing between the parties prior to January 29, 2013 and all new obligations arising from January 29, 2013 through July 29, 2014. The property securing this mortgage consists of our Tianning Street facility and land use rights for such property, collectively valued at RMB 20 million (approximately $3.3 million) by the Bank.

On January 6, 2015, Tantech Bamboo entered into a Liquidity Capital Loan Contract with Bank of China Ltd. Lishui Branch. Under this agreement, Tantech Bamboo borrowed RMB 13 million (approximately $2.1 million) for 12 months at 7.28% interest. Tantech Bamboo is required to make quarterly interest payments on the 21st day of the last month of each quarter and to repay the principal on the loan on January 5, 2016. Under the loan, Tantech Bamboo has agreed to joint liability with Mr. Dexian Zhang and Mr. Zhengyu Wang. To secure the rights of the lender under this and a previous similar agreement, Tantech Bamboo entered into a Maximum Mortgage Contract dated December 22, 2013. Under this mortgage agreement, Tantech Bamboo grants a mortgage to Bank of China Ltd. Lishui Branch for debts up to RMB 20 million (approximately $3.3 million). The mortgage covers all debts and obligations existing between the parties from December 22, 2013 through April 30, 2015. The property securing this mortgage consists of our Tianning Street facility and land use rights for such property, collectively valued at RMB 20 million (approximately $3.3 million) by the Bank.

Obligations Under Material Contracts

Below is a table setting forth all of our contractual obligations as of December 31, 2014, which consists of our short-term and long-term loan agreements, loans from third parties and due to related parties:

Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	$2,117,700	$2,117,700	—	—	—
Long-term debt obligations	—	—	—	—	—
Bankers acceptance notes payable	7,167,600	7,167,600	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—
Loans from third parties	—	—	—	—	—
Due to related parties	—	—	—	—	—
Total	$9,285,300	$9,285,300	—	—	—

Statutory Reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2014 and December 31, 2013. We are also party to certain debt agreements that are secured with mortgages on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the mortgaged property. To the extent we wish to transfer mortgaged property, we are able to do so subject to the obligation that we settle or transfer such mortgage in connection with such transfer; accordingly, we deduct the amount of such mortgage from the value of the underlying property and reflect the balance in our net assets.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2014 and December 31, 2013.

	As of December 31, 2014	As of December 31, 2013
Statutory Reserves	$5,377,637	$4,001,647
Total Restricted Net Assets	$5,377,637	$4,001,647
Consolidated Net Assets	$62,476,789	$47,944,856
Restricted Net Assets as Percentage of Consolidated Net Assets	8.6%	8.4%

Total restricted net assets accounted for approximately 8.6% of our consolidated net assets as of December 31, 2014. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $1.6 million and $1.2 million for the years ended December 31, 2014 and 2013, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

We made an advance payment of approximately $3.3 million for the purchase of equipment related to the production of EDLC carbon in 2013. We expected to complete the installation of this equipment before the end of 2014; however, this equipment failed to pass our multiple tests and we cancelled the purchase in early December 2014. Part of the advance payment of approximately $2.3 million has been returned to us as of December 31, 2014 and there was no other change in our capital expenditure related to the cancellation of the purchase and the return of our advance payment in 2014.

We are still negotiating with the manufacturer for different options, including the return of the remaining balances of approximately $1.0 million. Based on recent development, the remaining balances will be returned to us in the second quarter of 2015 if we choose not to resume the contract with the manufacturer. We are also looking for other producers to supply us the same equipment.

The equipment was originally planned to be used to increase our production capacity and efficiency when production volume reaches a certain level. We believe that the cancellation of this equipment will not impede our present operations as we can also achieve the present operation goal by changing our production schedule and improving current production process. However, the cancellation will limit our ability to meet capacity at a certain increased level in the future. Over the longer term, we will still need to purchase and install similar equipment to ensure a sustainable production level, especially when demand for our EDLC carbon increases to the extent that we are unable to further increase production with our current equipment.

In 2015 and 2016, our capital expenditures are expected to be approximately $3.2 million and $4.8 million, respectively, and will be primarily related to the construction of new production lines for our household products, to improve the technology used in the production of EDLC carbon and to establish R&D center to develop new applications for EDLC carbon. Specifically, we will continue to:

•	purchase equipment to expand our household products;

•	grow our research and development staff;

•	upgrade equipment to support the production of EDLC carbon; and

•	use EDLC carbon in conventional batteries.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering to fund capital expenditure commitments in the future.

Off-balance Sheet Commitments and Arrangements

We provided guaranty on behalf of Forasen Group’s bank loan of RMB19.35 million (approximately $3.1 million) on June 25, 2012 by pledging our building with a net book value of approximately $8.4 million as collateral for the loan. The loan was repaid in 2014.

We also provided guaranty on behalf of Forasen Group’s bank loan of RMB 20 million (approximately $3.3 million) on April 15, 2014 and renewable bankers acceptance notes of RMB 35.1 million (approximately $5.7 million) on April 8, 2014 by pledging our building with a net book value of approximately $8.0 million as collateral for the loan and notes. The guaranty on the bank loan will expire in June 2015 and the guaranty on the renewable bankers acceptance notes will expire in April 2017.

Forasen uses proceeds from these loans and bankers acceptance notes to supplement its working capital needs. If Forasen Group fails to fully repay these bank loans and bankers acceptance notes under its contractual obligation, our buildings may be subject to foreclosure by the bank. We believe these guarantees would not impose significant restrictions on our liquidity and capital resources and has no impact on our revenues, expenses and cash flows. There is no other obligations or liabilities arising from the guarantees.

Except for the above-mentioned guaranty, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

Our revenue is generated from the sale of our products to wholesalers and retailers. We recognize revenue when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

We sell our products either under free on board (“FOB”) warehouse term or under FOB destination term. For sales under free on board (“FOB”) warehouse term, we recognize revenue when product leaves our warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, we recognize revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery.

Revenue recognized under FOB destination term accounted for approximately 70% and 80% of our total revenue for the years ended December 31, 2014 and 2013, respectively.

Revenue is reported net of all value added taxes. We do not routinely permit customers to return products and historically, customer returns have been immaterial.

Allowance for accounts receivable and advance to suppliers

We establish an allowance for doubtful accounts based on management’s assessment of the collectability of accounts receivable and advance to suppliers. A considerable amount of judgment is required in assessing the amount of the allowance.

We consider the historical level of credit losses and apply percentages to aged receivable categories when we decide the allowance for accounts receivable. Additional specific provision is made against accounts receivable to the extent which they are considered to be doubtful. Bad debts are written off when identified and we do not accrue interest on trade receivables. Collectability conditions are assessed on individual receivable accounts when we determine an allowance is necessary.

As a significant portion of our accounts receivable balances as of December 31, 2014 were from a few large customers who have good payment records and credit history with us, we evaluated the collectability of these accounts and determined whether the allowance was reasonable based on the analysis of these individual accounts.

We have not granted special payment terms to large customers and we review our allowance levels periodically in order to ensure our methodology used to determine allowances is reasonable. Our most recent review of collection information indicated that approximately 30.9% of the accounts receivable balances as of December 31, 2014 have been collected by the April 10, 2015. Of the remaining 69.1% (equivalent to approximately $30.1 million), approximately $28.8 million is from our largest customers who have good payment history with us. We expect these customers will pay the balances by the end of June 2015. Based on the results of the review, we believe that our allowance for accounts receivable as of December 31, 2014 is reasonable.

The allowance for advances to suppliers represents prepayment to our supplier(s) that are deemed partially or wholly unrecoverable based on management’s evaluation of the credibility of the supplier. Our decision on whether to set aside allowance and the percentage of allowance is based on our evaluation of the credit worthiness, financial information and payment history of individual supplier. We generally apply the result of aging analysis to the determination of allowance for advances to suppliers. We usually set aside 50% of the balance of advances with an aging greater than six months but within one year as the allowance and 100% of the balance of advances with an aging greater than one year as the allowance based on our past experience and analysis on the collection history. In addition to the general allowance policy, we also consider specific information related to each individual supplier and utilize regular evaluation performed by our purchasing department to determine whether to record an allowance for an individual supplier. If an advance deemed uncollectable is returned to us or goods are delivered later, we record a reversal of the allowance.

Although our advances to suppliers balances decreased in 2014, we anticipated that the balances will continue to grow as we increased raw materials purchases from two of our largest suppliers. Our allowance for advances to suppliers increased slightly in 2014 based on our evaluation of the credit worthiness of a few small suppliers.

We evaluate our allowance level periodically in order to ensure our methodology used to determine allowances is reasonable. Our most recent review of utilization information indicated that approximately 61.1% of the advance balances as of December 31, 2014 have been utilized as of April 10, 2015 and we anticipate that the remaining balances will be utilized before June 30, 2015. Based on the results of the review, we believe that our allowance for advances to suppliers as of December 31, 2014 is reasonable.

While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we had in the past. Our accounts receivable are concentrated in relatively few customers, with one customer accounting for approximately 12% of our total accounts receivable, net as of December 31, 2014 and one customer accounting for approximately 10% of our total accounts receivable, net as of December 31, 2013. A significant change in the liquidity or financial position of our significant customer would require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Income Tax

We account for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

Our subsidiaries in China are subject to the income tax laws of the PRC. We believe that our tax return positions are fully supported, but tax authorities in China may challenge certain positions. Therefore, the amount ultimately paid could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers:  Topic 606. This Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. This ASU is effective retrospectively for fiscal years, and interim periods within those years beginning after December 15, 2016 for public companies and 2017 for non-public entities. We are currently evaluating the effect, if any, on our financial position and results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. We do not expect that the adoption of this standard will have a material effect on our consolidated financial statements.

In November 2014, FASB issued Accounting Standards Update No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force). The amendments permit the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate, or OIS) as a benchmark interest rate for hedge accounting purposes. Public business entities are required to implement the new requirements in fiscal years (and interim periods within those fiscal years) beginning after December 15, 2015. All other types of entities are required to implement the new requirements in fiscal years beginning after December 15, 2015 and interim periods beginning after December 15, 2016. We do not expect the adoption of ASU 2014-16 to have material impact on our consolidated financial statement.

In February 2015, the FASB issued new guidance for evaluating whether a reporting organization should consolidate certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The guidance should be applied either using a modified retrospective approach or retrospectively. We will adopt this standard on January 1, 2016, and we are currently assessing which implementation method we will apply and the impact its adoption will have on our financial position and results of operations.

Our management believes that other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Item 6.	Directors, senior management and employees

A.            Directors and Senior Management

The following table provides information regarding our executive officers and directors as of April 30, 2015:

Name	Age	Position(s)

Zhengyu Wang	46	Chairman of Board of Directors and Chief Executive Officer

Zaihua Chen	50	Chief Technical Officer

Jianming Wu	46	Chief Operating Officer

Ningfang Liang	41	Chief Financial Officer

Qingsong Dong	40	Treasurer

Yefang Zhang	48	Director

Wencai Pan	37	Director (Independent)

Hongdao Qian	50	Director (Independent)

Shudong Wang	64	Director (Independent)

Zhengyu Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Zaihua Chen is an academic in the field of general science, physics and chemistry, and has spent almost two decades in Japan. He joined Tantech Bamboo in August 2008 where he has served as Technology Director and CTO. From 2006 to 2008, he served as Technology Director at Japan KANAC Co., Ltd, also in Takamatsu, Japan. From April 2001 to March 2006, he served as leader of R&D in Research Institute for Solvothermal Technology at the Japan Research Institute in Takamatsu, Japan. He graduated in 1985 from Fuzhou University with a degree in Chemistry, in Fuzhou, Fujian Province. In March 1994, he earned his Master’s Degree from Chiba University (Japan), in Education. He earned his Ph.D. at Chiba University in Natural Science Research in March 2000 from the Graduate School of Science and Technology, and extended his experience with Postdoctoral research at Yokohama National University in 2001 in Yokohama, Japan, focusing on Eco-Technology.

Jianming Wu joined Tantech Bamboo in February 2011 and has since served as our Chief Operating Officer. From June 2005 to February 2011, he worked in the Zhejiang WeiKang Pharmaceutical Co., Ltd. as General Manager. Prior to that, he was a Deputy Manager during June 2003 to May 2005. He worked for Zhejiang Ruixin Pharmaceutical Co., Ltd. as a Manager of Technical Department and Quality Control Department during March 2000 and May 2003. From September 1990 to February 2000, he served for Zhenan Pharmaceutical Co., Ltd. as a technician and manager. He graduated from Hangzhou University in June 1998 in Hangzhou, Zhejiang Province with a Bachelor’s Degree in Biology. He joined an Executive MBA program in China People’s University during 2006 and 2008, and once joined a Pharmaceutical DBA program in Beijing University during 2009 and 2011.

Ningfang Liang became our Chief Financial Officer on March 7, 2013. Prior to joining our Company, Mr. Liang worked as the Chief Financial Officer at China GengSheng Minerals, Inc. from July 2011 to January 2013. Mr. Liang has over 17 years of finance and accounting experience, including over eight years at U.S. public companies, where he managed SEC reporting, internal controls, U.S. GAAP compliance, internal auditing, financial analysis and management reporting activities. He was the Finance Manager at White Mountains Re Ltd, the reinsurance subsidiary of White Mountains Insurance Group, Ltd. from December 2008 to June 2011. Additionally, he has held senior finance and accounting positions at American International Group, Inc. from December 2006 to December 2008, Celgene Corporation from January 2005 to December 2006, and China Construction Bank from July 1993 to May 2002. Mr. Liang is a licensed CPA in the states of New Jersey and Illinois and is a member of the American Institute of Certified Public Accountants. He holds a Bachelor’s degree in finance from Shanghai University of Finance and Economics, and an MBA from the University of Illinois Urbana-Champaign.

Qingsong Dong joined Tantech Bamboo in March 2010 and has since served as Company Treasurer. From September 2003 to February 2010, he worked in the Kangchao Group Guangzhou Motorcycle Manufacturing Co., Ltd. as an Accountant and Finance Manager. From February 2003 to September, he worked for Zhejiang Kangli Metal Products Co., Ltd., a subsidiary of Kangchao Group, as an accountant in Hangzhou. From 1998 to 2002, he worked as Assistant Accountant at Dexing Credit Union, in Dexing City, Jiangxi Province. He graduated from the Jiangxi Academy of Finance in June 1998 in Nanchang, Jiangxi Province with a Bachelor’s Degree in Accounting.

Yefang Zhang has been in leadership roles for over a dozen years. She then helped to found Zhejiang Forasen Group Co., LTD in October 2002 and has served as a Board Member since then. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food and Stuff Co., LTD. From 1994 to 1997, she served as Vice GM of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our director and Chief Executive Officer, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

Wencai Pan has served as the CFO of Shandong Xiangrui Pharmacy Co. Ltd., which was listed in the US under SMSA Treemont Acquisition Corp. from 2011 through present. From 2007 through 2010, Mr. Pan was the China controller for Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company from 2007 to 2010, as controller for its China operations and was based out of Shanghai. During 2006, Mr. Pan had been employed as a consultant by the Centergate Securities Bankruptcy Committee, which was set up by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. Previously, Mr. Pan served as the finance manager for Shera International Limited, a technology product development, production and distribution company, from 2004 until the end of 2005 and was based out of Shanghai. Mr. Pan was employed as an internal auditor by Valley National Bank, located in Wayne, New Jersey, U.S., from 2003 to 2004. None of Mr. Pan’s previous employers is a parent, subsidiary or other affiliate of the Company. Mr. Pan obtained a Masters in Professional Accountancy from The University of Utah, in 2003. In 1998, Mr. Pan received a bachelor’s degree in Economics from The University of International Business & Economics, Beijing, China. Mr. Pan passed the Chinese CPA exams in 1997 and passed the Uniform CPA exams in the United States in 2002. We have chosen Mr. Pan to serve as a director because of his experience with US GAAP and with United States compliance issues.

Hongdao Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian has been a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. He currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. We have chosen Mr. Qian to serve on our Board of Directors because of his expertise in economics and law.

Shudong Wang was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau. We selected Mr. Wang to serve on our Board of Directors because of his expertise in the bamboo industry in China.

B.	Compensation

Executive Compensation

Our compensation committee approves our salary and benefit policies. Before our initial public offering, our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2014 and 2013.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	All Other Compensation ($)(3)	Total ($)
Zhengyu Wang	2014	48,837	—	1,319	50,156
Chief Executive Officer	2013	38,721	—	1,307	40,028
Jianming Wu	2014	29,302	—	1,319	30,621
Chief Operating Officer	2013	29,041	—	1,307	30,348
Ningfang Liang(4)	2014	48,837	—	—	48,837
Chief Financial Officer	2013	44,604	—	—	44,604
Zaihua Chen(5)	2014	29,709	6,105	1,319	37,133
Chief Technical Officer	2013	48,401	—	1,307	49,708
Qingsong Dong	2014	19,535	—	1,319	20,854
Treasurer	2013	19,361	—	871	20,232

(1)	Salaries for all individuals in the above table other than Mr. Wang and Mr. Chen were identical in 2014 and 2013 but were paid in RMB. In addition, Mr. Liang received payment at the same rate but for only a portion of 2013. As a result of changes in exchange rate, the U.S. Dollar amounts appear different. Social security payments varied each year.

(2)	No officer received a bonus in 2014 or 2013 other than Mr. Zaihua Chen, as described in footnote 5 below.

(3)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(4)	Mr. Liang became an officer in 2013.

(5)	From January 1, 2013 through June 30, 2013, Mr. Chen had an employment agreement at a contemplated annual salary of approximately $80,669. For the first half of 2013, he earned 90% of the prorated portion of this contract in agreement with the company ($36,301). The remaining 10% was paid in 2014. Beginning July 1, 2013, Mr. Chen's employment agreement was amended, and he was entitled to approximately $24,200 per year annual salary, plus profit sharing associated with EDLC products, as described below. Mr. Chen did not receive a bonus in 2013, as our EDLC business was not profitable that year.
In 2014, Mr. Chen’s base salary was increased by 5% to approximately $25,639, and he received the amount not paid in 2013 (approximately $4,070, due to different currency exchange rates). In addition, the EDLC business was successful, resulting in a bonus payment of approximately $6,105 to Mr. Chen.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2014 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2014, we had four such director, Ms. Yefang Zhang. None of such new directors received any compensation in 2014.

Non-Employee Directors

Historically, we have not paid our directors, as they have consisted of our Chief Executive Officer and his spouse. We plan to pay our independent directors an annual cash retainer of $30,000 but did not pay our directors in 2014, as our initial public offering did not close until 2015. We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2014. Compensation for our Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Wencai Pan	$0	$0	$0	$0	$0	$0	$0
Shudong Wang	$0	$0	$0	$0	$0	$0	$0
Hongdao Qian	$0	$0	$0	$0	$0	$0	$0

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our CEO and chairman of the Board of Directors, Zhengyu Wang is married to one of our other directors, Yefang Zhang. Other than this relationship, there are no familial relationships among any members of the Board of Directors.

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. A majority of our Board of Directors is independent, as such term is defined by The NASDAQ Capital Market.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Zhengyu Wang currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Wang simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Wang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

In connection with our initial public offering, we have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Wencai Pan qualifies as an audit committee financial expert and is the chair of the audit committee. Shudang Wang is the chair of the compensation committee. Hongdao Qian is the chair of the nominating committee. Wencai Pan, Shudong Wang and Hongdao Qian serve on all three committees, and each is an independent director.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Our CEO, Zhengyu Wang is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors will be entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

D.	Employees

Our Employees

As of April 30, 2015, we employed a total of 166 full-time employees in the following functions:

	Number of Employees
Department	April 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Senior Management	6	6	6	6
Human Resource & Administration	23	22	23	23
Finance	12	13	15	15
Research & Development	14	15	10	10
Production & Procurement	83	76	99	99
Sales & Marketing	29	47	29	29
Total	167	179	182	182

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2014 and 2013, we contributed approximately $122,000 and $132,000 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Zhengyu Wang

We entered into an employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective January 1, 2011. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately RMB300,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Wang.

Mr. Wang’s employment has no expiration date but may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Ningfang Liang

We entered into an employment agreement with our chief financial officer, Mr. Ningfang Liang, effective March 7, 2013. Under the terms of that employment agreement, Mr. Liang is entitled to the following:

•	Base compensation of $60,000, payable in 12 equal monthly installments of $5,000 each. After our initial public offering, Mr. Liang’s salary increased to $90,000 per year, and he will be granted an as-yet-undetermined number of options to purchase shares of our company.

•	Reimbursement of reasonable expenses incurred by Mr. Liang.

Mr. Liang’s employment agreement was extended on February 26, 2015 and is scheduled to expire on March 6, 2016. Mr. Liang’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Zaihua Chen

We entered into an employment agreement with Mr. Zaihua Chen on July 1, 2013 that is valid through June 30, 2018, pursuant to which he serves as our Chief Technology Officer. Under the terms of that employment agreement, Mr. Chen is entitled to the following:

•	Base annual salary of RMB150,000, paid monthly, subject to a 5% annual salary increase.

•	Payment equal to 3% of the net profits attributable to the Company’s EDLC carbons, which is made as a bonus at the end of each year.

•	The ability to distribute up to 2% of the net profits attributable to the Company’s EDLC carbons to members of Mr. Chen’s team responsible for such operations.

Mr. Chen’s employment agreement may be terminated with 30 days’ advance written notice for cause. In the event either party terminates without cause and without mutual agreement, the agreement provides for liquidated damages of RMB2 million to be paid by the terminating party as compensation.

Jianming Wu

We entered into an employment agreement with our chief operating officer, Mr. Jianming Wu, effective February 25, 2011, as extended on February 25, 2014. Under the terms of that employment agreement, Mr. Wu is entitled to the following:

•	Base compensation of approximately RMB15,000 per month, with increases to be implemented according to applicable law.

•	Reimbursement of reasonable expenses incurred by Mr. Wu.

Mr. Wu’s employment agreement is scheduled to expire on February 24, 2017. Mr. Wu’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Qingsong Dong

We entered into an employment agreement with our treasurer, Mr. Qingsong Dong, effective February 28, 2013. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of approximately RMB80,000 per year with increases to be implemented according to company policies.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on February 28, 2016. Mr. Dong’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2015 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 21,600,000 common shares outstanding as of March 31, 2015. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the Annual report, we have one (1) shareholder of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Zhengyu Wang(2)	18,400,000	85.2%
Zaihua Chen	—	0.0%
Jianming Wu	—	0.0%
Qingsong Dong	—	0.0%
Yefang Zhang(2)	18,400,000	85.2%
Wencai Pan	—	0.0%
Shudong Wang	—	0.0%
Hongdao Qian	—	0.0%
All directors and executive officers as a group (five (5) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contain shares and options to purchase 2,160,000 of our common shares, equal to 10% of the number of common shares outstanding at the conclusion of our initial public offering, and we have registered 1,200,000 of such shares by filing a registrations statement on Form S-8. We may grant options or shares in any percentage determined for a particular grant.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7.   Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2015 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 21,600,000 common shares outstanding as of March 31, 2015. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the annual report, we have one (1) shareholder of record.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd(2)	18,400,000	85.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2012, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2012, we have had transactions with the following related parties:

•	Zhengyu Wang

•	Yefang Zhang

•	Wangfeng Yan

•	Yamin Jin

•	Shihua Ye

•	Shiyang Zhang

•	LiShui JiuAnJu Commercial Trade Co., LTD

•	Zhejiang Forasen Group Co., LTD

•	Zhejiang Forasen Import & Export Co., LTD

•	Hangzhou Forasen Industry & Trade Co., LTD

•	Zhejiang Green Valley Charcoal’s Products Co., LTD

•	Zhejiang Forasen Food and Stuff Co., LTD

•	Zhejiang Forasen Wooden and Bamboo Products Co., LTD

•	Daxinganling (Forasen) Tantech Energynology Co., Ltd.

•	Hangzhou Forasen E-Commerce Co., LTD

•	Forasen Group Research Co., LTD

•	China Wooden and Bamboo Products Marketing Co.

•	Hangzhou Nanlin Forasen Co.

•	Hong Kong Clean Energy LTD

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the largest amount outstanding for each of the related party transactions described here during the periods covered that is material to us or the related party. For more detail, please refer to note 11 of the accompanying financial statements for the years ended December 31, 2014 and 2013. As described in more detail below, as of the date of this filing, there is no related party balance outstanding.

As to all related party transactions that are loans, we disclose them below without regard to whether such loans is material. All such related party loans carried no interest and were repayable upon demand, with no periodic payments required. The other details regarding such loans are described for each such loan.

These related parties fall within two categories: those who are shareholders, officers and directors of THL and/or Tantech Bamboo, and those who are related to Zhejiang Forasen Group Co., LTD. All amounts described in this section are unsecured, interest-free and due on demand.

Shareholders, Officers, Directors and Employees of THL and Tantech Bamboo

THL is owned entirely by Tanbsok Group Ltd., the sole shareholder of which is Ms. Yefang Zhang, the spouse of our Chief Executive Officer and the Chairman of our Board of Directors, Mr. Zhengyu Wang.

Yefang Zhang has the following relatives who have had transactions with our company in the last two years. Shihua Ye is Yefang Zhang’s mother, and Shiyang Zhang is her father.

THL owns 100% of USCNHK, which in turn owns 95% of Tantech Bamboo. The remaining 5% of Tantech Bamboo is owned by five individual PRC resident shareholders, each of whom owns 1% of Tantech Bamboo. Those shareholders are Wangfeng Yan, Xiaozhong Lin, Dexian Zhang (the brother of Yefang Zhang), Yaqing Ye and Xiaolin Chen.

All of these shareholders of Tantech Bamboo invested cash for their interests in Tantech Bamboo and, with the exception of Mr. Lin, are employed by our company and/or our subsidiaries. Mr. Lin was previously employed by Tantech Bamboo. All of the shares of Tantech Bamboo held by these five individual shareholders are encumbered by a right of first refusal that gives the remaining shareholders the right to acquire a pro rata interest in such shares in the event such shareholder wishes to sell.

The largest outstanding amount Zhengyu Wang owed our company in 2014, 2013 and 2012 was nil, approximately RMB 1.5 million (approximately $245,000) and approximately RMB 1.7 million (approximately $279,000), respectively, representing loans made to Mr. Wang for his business related expenses. As of December 31, 2014, all such amounts have been repaid. The largest outstanding amount our company owed Mr. Wang in the year ended December 31, 2014 was RMB37,870 (equivalent to $6,169), representing payments made by Mr. Wang on the company’s behalf. As of December 31, 2014, such amount has been reimbursed to Mr. Wang.

The largest outstanding amount Yefang Zhang owed our company in 2014, 2013 and 2012 was nil, approximately RMB 2.7 million (approximately $430,000) and approximately RMB 2.4 million (approximately $385,000), respectively, representing loans made to Ms. Zhang for her business related expenses. As of December 31, 2014, all such amounts have been repaid.

The largest outstanding amount Wangfeng Yan owed our company in 2014, 2013 and 2012 was nil, approximately RMB 576,000 (approximately $93,000) and approximately RMB 2.1 million (approximately $329,000), respectively, representing loans made to Mr. Yan for his business related expenses. As of December 31, 2014, all such amounts have been repaid.

Lishui JiuAnJu Commercial Trade Co.,

Wangfeng Yan and Dexian Zhang (Yefang Zhang’s brother) each own 50% of the equity of Lishui JiuAnJu Commercial Trade Co., Ltd. (“LJC”). Although LJC’s name shares “JiuAnJu” in common with a third-party debtor, ZheJiang JiuAnJu Environment Protection Co., LTD, this entity is unrelated to LJC or its shareholders. Prior to September 11, 2011, LJC was an unrelated party owned by Yonghong Wu. At that time, LJC was a customer of our company and distributed our products for sale. Although the terms of such sales were generally interest-free 60 days net payment, LJC became delinquent in its payments to our company and accrued a significant account payable to our company. In order to protect our company from the risk of default by LJC, Zhengyu Wang personally loaned Mr. Zhang and Mr. Yan RMB 10 million to purchase all of the equity of LJC from Ms. Wu and assume the liabilities of LJC. In the event Mr. Zhang and Mr. Yan fail to repay Mr. Wang upon demand, Mr. Wang has the right to obtain ownership of LJC.

The largest outstanding amount LJC owed our company in 2014, 2013 and 2012 was nil, approximately RMB44.0 million (approximately $7.1 million) and approximately RMB 49.3 million (approximately $7.9 million), respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of December 31, 2014, all such amounts have been repaid. In the year ended December 31, 2011, we purchased $4,636,966 from LJC, representing purchases of packaging materials and product components made prior to the acquisition of LJC by Mr. Zhang and Mr. Yan. Since Mr. Zhang and Mr. Yan acquired LJC on September 11, 2011, we have sold no further products to LJC.

Forasen Companies

Mr. Zhengyu Wang and Ms. Yefang Zhang each own 50% of the equity of Zhejiang Forasen Group Co., LTD (“Forasen Group”). Moreover, 95% of Tantech Bamboo was previously owned by Forasen Group, rather than USCNHK. Forasen Group owns part of the equity of Daxinganling (Forasen) Tantech Energynology Co., Ltd. (“DXA”) and Zhejiang Forasen Food and Stuff Co., LTD (“ZFF”). Forasen Group previously owned part or all of the equity of Hangzhou Forasen Industry & Trade Co., LTD (“HFI”), Hangzhou Forasen E-Commerce Co., LTD (“HFE”), China Wooden and Bamboo Products Marketing Co. (“CWB”), Hangzhou Nanlin Forasen Co. (“HNF”) and Zhejiang Forasen Wooden and Bamboo Products Co., LTD (“ZFW”) prior to their respective sales to separate third parties.

The largest outstanding amount Forasen Group owed our company in 2014, 2013 and 2012 was approximately RMB 21.0 million (approximately $3.4 million), approximately RMB 83.8 million (approximately $13.6 million) and approximately RMB 36.6 million (approximately $5.9 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2014, all such amounts have been repaid. In 2012 and 2011, our company had sales to Forasen Group of $677,238 and $3,680,762, respectively. Prior to 2012, we exported our BBQ products through Forasen Group, as we lacked the appropriate export approvals. In 2012, we established Tantech Charcoal for purposes of exporting BBQ products to foreign markets. As a result, sales to Forasen Group decreased significantly in 2012. In the years ended December 31, 2014 and 2013, we purchased $839,059 and $3,622,905, respectively in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen Group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

The largest outstanding amount ZFF owed our company in 2014, 2013 and 2012 was nil, approximately RMB 19.0 million (approximately $3.1 million) and approximately RMB 18.4 million (approximately $2.9 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of December 31, 2014, all such amounts have been repaid.

The largest outstanding amount HFE owed our company in 2014, 2013 and 2012 was nil, RMB169,192 and RMB169,192, respectively, representing loans made to pay for working capital needs of HFE. As of December 31, 2014, all such amounts have been repaid.

The largest outstanding amount CWB owed our company in 2011 was RMB302,000 (approximately $47,000), representing loans made to pay for working capital needs of CWB. CWB was no longer a related party of our company after 2011.

Other Related Parties

Yamin Jin was previously a shareholder of Forasen Group. In 2012, our company owed Yamin Jin an insignificant amount, representing personal loans made from Yamin Jin to our company. As of the date of this filing, all such amounts have been repaid.

Hong Kong Clean Energy LTD (“HKCE”) is a company registered in Hong Kong and is wholly owned by Mr. Zhengyu Wang. Before December 2014, our company owed HKCE $120,000, representing the payment made by HKCE on the company’s behalf.

Settlement of Related Party Balances

On March 20, 2013, USCNHK paid RMB 115,520,000 (approximately $18.5 million) to Forasen Group for the acquisition of Tantech Bamboo. Among the amount being paid, RMB 37,635,136 (equivalent of approximately $6.1 million) was borrowed from Mr. Zhengyu Wang. On September 20, 2013, USCNHK, Mr. Wang and Forasen Group reached an agreement in which Mr. Wang forgave the borrowing from USCNHK and the Company agreed to offset such borrowing against the receivables from Forasen Group for RMB 37,635,136 (equivalent of approximately $6.1 million). The settlement decreased the Company’s “due from related parties” balances by approximately $6.1 million and decreased its additional paid-in capital account by the same amount.

As of December 31, 2014, the Company settled all related party balances. As of the date of this filing, no related party balances remain outstanding. Except the above-mentioned approximately $6.1 million settlement on September 20, 2013, all other outstanding related party balances were settled in cash.

Future Related Party Transactions

Our Corporate Governance Committee of our Board of Directors (which consists solely of independent directors) have approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. In particular, we have requested that the Corporate Governance Committee of our Board of Directors review the proposed terms for rental of our office by Forasen Group to ensure that the terms of such rental are no less favorable than could be obtained from unaffiliated third parties.

C.	Interests of experts and counsel

 Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

See information provided in response to Item 18 below.

Item 9.	The Offer and Listing.

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since March 24, 2015 under the symbol “TANH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Monthly:
2015	$15.91	5.6399
March	$9.50	$7.56
April (through April 29, 2015)	$15.91	$5.6399

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on March 18, 2015 (File No. 333-198788).

C.	Material contracts

Other than as otherwise described elsewhere in this annual report, we did not have any other materials contracts.

D.	Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E.	Taxation

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Our company pays a 17% value added tax and EIT rates of 15% for Tantech Bamboo and Tantech Energy and 25% for Tantech Charcoal. Tantech Bamboo and Tantech Energy pay a lower EIT rate than Tantech Charcoal because Tantech Bamboo and Tantech Energy have been certified as high technology companies and thus enjoy a preferable rate. If this favorable EIT rate were to be terminated or Tantech Bamboo or Tantech Energy were to fail to qualify to receive these rates, they would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends are taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. If capital gains preferential rates are not renewed, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2014, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares.

However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

H.	Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I.	Subsidiary Information

 Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2014.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated by 3.12% against U.S. dollar in 2013 and depreciated by 0.46% in 2014. The appreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, all of our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Commodity Risk

As a developer and manufacturer of bamboo-based charcoal products, our Company is exposed to the risk of an increase in the price of raw bamboo and, as a result, bamboo charcoal. We historically have lacked an ability to pass on price increases to customers, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities (bamboo charcoal and wood-based charcoal) for use.

In summer 2012, we faced a supply shortage based on local government initiatives to reduce the risk of fire caused by charcoal. As a result, the local government in Daxing Anlin, where one of our main wood-based OEM BBQ charcoal suppliers is located, restricted the production of charcoal during June, July and August 2012. At that time, our stock of OEM BBQ charcoal was insufficient to avoid demand pressures. We have viewed this temporary shortage as an isolated event and do not expect it to recur in the future. If, however, this belief is incorrect, the absence of hedging could exacerbate our commodity risk.

Item 12.	Description of securities other than equity securities.

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

See “Item 10.B—Additional Information—Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures.

As of December 31, 2014 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

This annual report does not include a report of management’s assessment of changes regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Wencai Pan qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Mr. Pan and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B.	Code of Ethics.

We have adopted a Code of Ethics and have attached it as an exhibit to this annual report. A copy of the Code of Ethics may be found on our company website.

Item 16C.	Principal Accountant Fees And Services.

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2014. Audit services provided by Friedman LLP for fiscal 2014 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

 During fiscal 2014 and 2013, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $180,000 and $130,000, respectively.

Audit-Related Fees

 The Company has not paid Friedman LLP for audit-related services in fiscal 2014 and 2013.

 Tax Fees

 The Company has not paid Friedman LLP for tax services in fiscal 2014 and 2013.

 All Other Fees

 The Company paid Friedman LLP $15,000 and $nil for other services in fiscal 2014 and 2013, consisting of fees in 2014 for the review of the Company’s registration statement on Form F-1.

 Audit Committee Pre-Approval Policies

 Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

 Percentage of Hours

 The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2014 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was 35%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2014.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value.

Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1(1)	Articles of Association of Tantech Holdings Ltd

1.2.1(1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2(1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1(1)	Specimen Common Share Certificate

8.1(1)	List of subsidiaries.

11.1(2)	Code of Ethics

12.1(2)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(2)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(2)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(2)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(1)	Incentive Securities Plan

15.2(2)	Press release dated April 30, 2015 titled “Tantech Holdings Limited Announces Full Year 2014 Financial Results”

101.INS(2)	XBRL Instance Document.

101.SCH(2)	XBRL Taxonomy Extension Schema Document.

101.CAL(2)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB(2)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(2)	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF(2)	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 30th day of April, 2015.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: April 30, 2015

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Tantech Holdings Ltd.

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, NY

April 30, 2015

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2014	2013
Assets
Current Assets
Cash and cash equivalents	$415,275	$1,659,059
Restricted cash	3,583,800	3,598,299
Accounts receivable, net	43,567,769	28,459,889
Inventories, net	1,339,302	1,343,710
Loans to third parties, net	—	1,761,531
Advances to suppliers, net	10,634,280	11,390,529
Other receivables	68,778	92,235
Deferred tax assets	140,226	474,991
Total current assets	59,749,430	48,780,243

Property, plant and equipment, net	12,802,932	12,568,707

Other Assets
Deferred tax assets - non-current	26,109	23,162
Intangible assets, net	2,422,421	2,649,328
Deposits	3,707,702	4,088,976
Total Assets	$78,708,594	$68,110,416

Liabilities and Equity
Current Liabilities
Short-term bank loans	$2,117,700	$2,126,268
Long-term bank loans - current portion	—	4,088,976
Bankers acceptance notes payable	7,167,600	7,196,598
Accounts payable	3,741,193	3,151,425
Due to related parties	—	120,000
Loans from third parties	—	39,082
Customer deposits	562,995	1,206,845
Taxes payable	2,272,106	1,839,600
Accrued liabilities and other payables	370,211	396,766
Total current liabilities	16,231,805	20,165,560

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 20,000,000 and 50,000,000 shares issued and outstanding at December 31,2014 and 2013, respectively	20,000	50,000
Additional paid-in capital	9,473,230	9,443,230
Statutory reserves	5,377,637	4,001,647
Retained earnings	40,935,229	28,330,179
Accumulated other comprehensive income	3,515,420	3,691,123
Total Stockholders' Equity	59,321,516	45,516,179
Noncontrolling interest	3,155,273	2,428,677
Total Equity	62,476,789	47,944,856
Total Liabilities and Equity	$78,708,594	$68,110,416

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(In US Dollars)

	For the Years Ended December 31,
	2014	2013

Revenues	$65,493,106	$61,220,518

Cost of revenues	44,852,994	44,064,389

Gross Profit	20,640,112	17,156,129

Operating expenses
Selling expenses	1,081,446	1,451,368
General and administrative expenses	1,639,288	3,139,690
Research and development expenses	745,636	731,720
Total operating expenses	3,466,370	5,322,778

Income from operations	17,173,742	11,833,351

Other income (expenses)
Interest income	162,378	200,303
Interest expense	(547,584)	(867,295)
Government subsidy income	62,137	48,659
Other income, net	720,700	691,112
Total other income	397,631	72,779

Income before income taxes	17,571,373	11,906,130

Provision for income taxes	2,854,489	1,820,481

Net income	14,716,884	10,085,649

Net income attributable to the noncontrolling interest	(735,844)	(504,282)

Net income attributable to stockholders	$13,981,040	$9,581,367

Net income	14,716,884	10,085,649
Other comprehensive income:
Foreign currency translation gain (loss)	(184,951)	928,686

Comprehensive income	14,531,933	11,014,335

Less: Comprehensive income attributable to noncontrolling interest	(726,596)	(550,716)

Comprehensive income attributable to stockholders	$13,805,337	$10,463,619

Earnings Per share -Basic and Diluted	$0.33	$0.19

Weighted Average Shares Outstanding - Basic and diluted	41,890,411	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2014 and 2013

(In US Dollars)

				Accumulated
			Additional	Other			Non
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Total
	Shares	Amount	Capital	Income	Reserves	Earnings	Interest	Equity
Balance at January 1, 2013	50,000,000	$50,000	$15,562,703	$2,808,871	$2,853,314	$19,897,145	$1,877,961	$43,049,994

Offset loans to related party	—	—	(6,119,473)	—	—	—	—	(6,119,473)
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	1,148,333	(1,148,333)	—	—
Foreign currency translation gains	—	—	—	882,252	—	—	46,434	928,686
Net income for the year	—	—	—	—	—	9,581,367	504,282	10,085,649

Balance at December 31, 2013	50,000,000	$50,000	$9,443,230	$3,691,123	$4,001,647	$28,330,179	$2,428,677	$47,944,856

Repurchase and cancellation of 30,000,000 shares	(30,000,000)	(30,000)	30,000	—	—	—	—	—
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	1,375,990	(1,375,990)	—	—
Foreign currency translation losses	—	—	—	(175,703)	—	—	(9,248)	(184,951)
Net income for the year	—	—	—	—	—	13,981,040	735,844	14,716,884

Balance at December 31, 2014	20,000,000	$20,000	$9,473,230	$3,515,420	$5,377,637	$40,935,229	$3,155,273	$62,476,789

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2014	2013

Cash flows from operating activities

Net income	$14,716,884	$10,085,649
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	(1,343,977)	290,033
Changes in allowances - advance to suppliers	194,705	(319,607)
Changes in allowances - loan to third parties	(27,689)	229,205
Changes in inventory reserve	(43,450)	43,062
Depreciation expense	1,290,857	986,686
Deferred income tax provision (benefit)	329,588	(109,900)
Amortization of intangible asset	216,086	41,147
(Gain) loss from disposal of property, plant and equipment	9,102	(48,806)
Changes in operating assets and liabilities:
Accounts receivable	(13,868,300)	(7,856,721)
Advances to suppliers	515,168	(6,409,521)
Inventory	42,444	270,175
Other receivables	50,759	340,328
Accounts payable	602,059	140,659
Customer deposits	(638,556)	(156,668)
Taxes payable	431,467	496,045
Accrued liabilities and other payables	(16,785)	30,281
Net cash provided by (used in) operating activities	2,460,362	(1,947,953)

Cash flows from investing activities
Additions to property, plant and equipment	(1,594,404)	(413,597)
Proceeds from disposal of property, plant and equipment	9,767	66,149
Additions to intangible assets	—	(774,422)
Loans to related parties	—	9,258,408
Loans to third parties	1,753,248	(145,099)
Deposit for asset acquisiton	364,552	(4,033,449)
Net cash provided by investing activities	533,163	3,957,990

Cash flows from financing activities
Repayment of loans from third party	(38,899)	(168,114)
Borrowings from Bankers acceptance notes payable	14,325,520	20,032,361
Repayments of Bankers acceptance notes payable	(14,325,520)	(20,032,361)
Borrowings from bank loans	2,189,526	2,097,393
Repayments of bank loans	(6,259,276)	(2,097,393)
Repayments of loans from related parties	(119,436)	(826,700)
Net cash used in financing activities	(4,228,085)	(994,814)

Effect of exchange rate changes on cash and cash equivalents	(9,224)	25,834

Net increase (decrease) in cash and cash equivalents	(1,243,784)	1,041,057

Cash and cash equivalents, beginning of year	1,659,059	618,002

Cash and cash equivalents, end of year	$415,275	$1,659,059

Supplemental disclosure information:
Income taxes paid	$2,245,586	$1,687,931
Interest paid	$534,230	$836,250

Supplemental non-cash investing activity:
Offset loans to related parties against borrowing from shareholder	$—	$6,071,975
Offset loans to related parties against dividend payable	$—	$444,706

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech BVI”, formerly known as Sinoport Enterprises Ltd.) is a limited liability company established under the laws of the British Virgin Islands on November 19, 2010 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Tantech BVI owns 100% interest of USCNHK Group Limited (“USCNHK”), a limited liability company established in Hong Kong.

On December 31, 2010, USCNHK entered into an equity transfer agreement with Zhejiang Forasen Group Co., Ltd. ("Forasen Group”), in which USCNHK agreed to acquire 95% ownership interest of Zhejiang Tantech Bamboo Technology Co., Ltd. ("Tantech Bamboo" or “Bamboo”) from Forasen Group for the consideration of RMB115,520,000 (approximately $18.5 million). The consideration was fully paid on March 20, 2013. Five other individuals own the remaining 5% equity interest of Tantech Bamboo. Jointly owned by Mr. Zhengyu Wang, the CEO of Tantech BVI and his wife, Ms. Yefang Zhang, the board director of Tantech BVI, Forasen Group is a related party to the Company.

On March 20, 2013, USCNHK completed payments of RMB 115,520,000 (equivalent of approximately $18.5 million) to Forasen Group for the acquisition of Tantech Bamboo. USCNHK borrowed RMB 37,635,136 (equivalent of approximately $6.1 million) from Mr. Zhengyu Wang in order to complete the transaction. On September 20, 2013, USCNHK, Mr. Wang and Forasen Group reached an agreement to offset the amount of borrowing against the receivables from Forasen Group for RMB 37,635,136 (equivalent of approximately $6.1 million).

For accounting purposes, the above mentioned transactions were accounted for in a manner similar to a recapitalization. Tantech BVI and its wholly-owned subsidiary USCNHK, who own 95% interest of Tantech Bamboo, were effectively controlled by the same majority shareholders of Tantech Bamboo. Therefore, Tantech BVI, USCNHK and Tantech Bamboo are all considered under common control. The consolidation of Tantech Bamboo and its subsidiaries into Tantech BVI has been accounted for at historical cost and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Incorporated in the City of Lishui, Zhejiang Province of China on December 5, 2005, Tantech Bamboo is engaged in the research and development, production and distribution of various products made from bamboo. In addition, Tantech Bamboo also has two wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”) and Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”). Tantech Charcoal conducts trading business, including the export of charcoal products and Tantech Energy is engaged in the manufacturing of EDLC carbon and low emission BBQ charcoal.

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, USCNHK, Tantech Bamboo as well as Tantech Bamboo’s wholly owned subsidiaries, Tantech Charcoal and Tantech Energy, (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to related parties and suppliers; the valuation of inventories; and the realizability of deferred tax assets.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, loans to third parties, advances to suppliers, accounts payable, due to related parties, loans from related parties, customer deposits, accrued expenses, short term bank loans and bankers acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

As of April 10, 2015, the cash and cash equivalents balances increased to approximately $9.6 million which included the proceeds received from the Company’s initial public offering of approximately $5.1 million.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bankers acceptance notes payable and letters of credit. The Company is required to maintain 50% of the balance of the bankers acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance to the Company.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Transportation equipment	4 years
Office equipment	4 - 5 years
Electronic equipment	3 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Non-controlling interest

Non-controlling interest represents the minority stockholders’ proportionate share of 5% of the equity of Tantech Bamboo.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Seasonality

The Company’s sales have seasonality, with low sales volume in January and February, and high sales volume in November and December. The sales between March and September do not follow any seasonal pattern. The seasonality is mainly due to China’s biggest sales season of the year, the Spring Festival, which usually falls between January and February. Before the Spring Festival, supermarkets usually increase their purchases to prepare for the holiday sale. The Company’s main customers are supermarkets chain stores, who also increase purchases from the Company to in November and December in preparation for the annual sale.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

The delivery of goods either occurs when (a) goods leave the Company’s warehoused or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. Revenue recognized under such method accounted for approximately 70% and 80% of our total revenue for the years ended December 31, 2014 and 2013, respectively.

Under both cases, the risk of loss and/or title of goods have been passed to customer at the time of delivery. The Company does not recognize any revenue for any sale arrangements that do not transfer title and/or risk of loss. The Company’s sales cutoff for both methods is evidenced by the receipt of goods delivery either signed by the shipping company or the customer acknowledging the receipt of goods. Such document is used as the proof of transfer of title and/or risk of loss.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Cost of revenues also includes the cost of raw materials and utility purchased from related parties. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.  Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2014 and 2013 were RMB1 for $0.1629 and $0.1636 respectively. The average exchange rates for the years ended December 31, 2014 and 2013 were RMB1 for $0.1628 and $0.1613 respectively.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2013 and 2012. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2014 and 2013. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Research and development costs

Research and development costs are expensed to operations as incurred.

Shipping and handling costs

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $299,797 and $272,220 for the years ended December 31, 2014 and 2013, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising expense

Advertising expenses included in selling expenses were $860 and $55,019 for the years ended December 31, 2014 and 2013, respectively.

Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. The new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The adoption of ASU 2014-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers: Topic 606. This Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. This ASU is effective for fiscal years, and interim periods within those years beginning after December 15, 2016 for public companies and 2017 for non-public entities. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

In November 2014, FASB issued Accounting Standards Update No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force). The amendments permit the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate, or OIS) as a benchmark interest rate for hedge accounting purposes. Public business entities are required to implement the new requirements in fiscal years (and interim periods within those fiscal years) beginning after December 15, 2015. All other types of entities are required to implement the new requirements in fiscal years beginning after December 15, 2015,and interim periods beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-16 to have material impact on the Company's consolidated financial statement.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2015, the FASB issued new guidance for evaluating whether a reporting organization should consolidate certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The guidance should be applied either using a modified retrospective approach or retrospectively. We will adopt this standard on January 1, 2016, and we are currently assessing which implementation method we will apply and the impact its adoption will have on our financial position and results of operations.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2014	December 31, 2013

Accounts receivable	$43,875,479	$30,119,170
Allowance for doubtful accounts	(307,710)	(1,659,281)

Accounts receivable, net	$43,567,769	$28,459,889

Approximately 31% of the accounts receivable balances (equivalent to approximately $13.5 million) as of December 31, 2014 have been collected by April 20, 2015.

An analysis of the allowance for doubtful accounts for the years ended December 31, 2014 and 2013 is as follows:

	Years ended December 31,
	2014	2013

Balance at beginning of year	$1,659,281	$1,339,556
Addition to doubtful accounts expense	191,578	1,013,100
Deduction – collection of doubtful accounts	(1,536,464)	(723,068)
Translation adjustments	(6,685)	29,693
Balance at end of year	$307,710	$1,659,281

Note 4 – Inventory

Inventory consisted of the following:

	December 31, 2014	December 31, 2013

Raw materials	$569,103	$518,855
Finished products	580,689	665,993
Work in process	189,510	202,518
Subtotal	1,339,302	1,387,366
Inventory reserve	—	(43,656)

Total	$1,339,302	$1,343,710

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory includes raw materials, packaging materials and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Note 5 – Advances to suppliers, net

Advances to Suppliers consisted of the following:

	December 31, 2014	December 31, 2013

Advances to Suppliers	$10,967,390	$11,529,363
Allowance for doubtful accounts	(333,110)	(138,834)

Advances to Suppliers, net	$10,634,280	$11,390,529

Advances to Suppliers represent prepayments made to assure continuous supply, high quality and favorable payment terms.

An analysis of the allowance for doubtful accounts for the years ended December 31, 2014 and 2013 is as follows:

	Years ended December 31,
	2014	2013

Balance at beginning of year	$138,834	$454,128
Addition to doubtful accounts expense	252,952	139,085
Deduction – utilization or return of advances	(58,117)	(458,692)
Translation adjustments	(559)	4,313
Balance at end of year	$333,110	$138,834

Note 6 – Intangible assets, net

	December 31, 2014	December 31, 2013

Software	$795,050	$798,267
Land use rights	2,101,619	2,110,121

Total	2,896,669	2,908,388
Less: Accumulated amortization	(474,248)	(259,060)

Intangible assets, net	$2,422,421	$2,649,328

There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2014 and December 31, 2013, land use rights with net book value of $1,806,812 and $1,859,295, respectively, were pledged as collateral for the bank loans.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The land use rights are amortized over fifty years and the software is amortized over 5 years. Amortization expense for intangible assets for the years ended December 31, 2014 and 2013 were $216,086 and $41,147, respectively. Amortization expense for each of the next five years will approximate $200,000.

Note 7 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2014	December 31, 2013

Building	$13,506,334	$11,983,833
Machinery and Production equipment	2,964,189	2,991,424
Electronic equipment	246,595	237,522
Office equipment	52,509	50,905
Automobiles	280,396	281,531

Subtotal	17,050,023	15,545,215
Accumulated depreciation	(4,247,091)	(2,976,508)

Total	$12,802,932	$12,568,707

Depreciation expense was $1,290,857 and $986,686 for the years ended December 31, 2014 and 2013, respectively.

Note 8 – Deposits

As of December 31, 2014, the Company’s non-current advance payments of $3,707,702 included payment of $2,117,700 for the right to use several patents in the production of batteries, $1,101,302 for purchase of equipment and $488,700 for the sponsored research and development project.

As of December 31, 2013, the Company’s non-current advance payments of $4,088,976 included deposits of $3,271,181 for purchase of equipment and deposits of $817,795 for development of software.

Note 9 – Short-term bank loans

On January 16, 2013, the Company entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,126,268) for working capital needs. The one-year loan was due on January 13, 2014 with an annual interest rate of 6.9%. The Company pledged the factory buildings and land use rights as collateral for the loan. The loan was also guaranteed by two related party individuals. The loan was repaid on January 8, 2014.

On January 8, 2014, the Company entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,117,700) for working capital needs. The loan was due on January 7, 2015 with an annual interest rate of 6.9%. The Company pledged the factory buildings and land use rights as collateral for the loan. The loan was repaid on January 7, 2015 (see note 17).

Note 10 – Bankers acceptance notes payable

Bankers acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts equal to 50% of the balances of the bankers acceptance notes. As of December 31, 2014 and December 31, 2013, deposits of $3,583,800 and $3,598,299 were reported as restricted cash on balance sheet.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bankers acceptance notes payable consisted of the following:

	December 31, 2014	December 31, 2013

Bankers acceptance notes payable issued by Bank of China, for six months (7/8/2014 – 1/8/2015), repaid in full in 2015	$1,140,300	$—
Bankers acceptance notes payable issued by Bank of China, for six months (7/9/2014 – 1/9/2015), repaid in full in 2015	1,140,300	—
Bankers acceptance notes payable issued by Bank of China, for six months (11/11/2014 – 5/10/2015)	1,140,300	—
Bankers acceptance notes payable issued by Bank of China, for six months (11/12/2014 – 5/11/2015)	1,140,300	—
Bankers acceptance notes payable issued by Bank of China, for six months (11/13/2014 – 5/12/2015)	2,606,400	—
Bankers acceptance notes payable issued by Bank of China, for six months (7/15/2013 – 1/15/2014), repaid in full in 2014	—	1,144,913
Bankers acceptance notes payable issued by Bank of China, for six months (7/16/2013 – 1/16/2014), repaid in full in 2014	—	1,144,913
Bankers acceptance notes payable issued by Bank of China, for six months (11/21/2013 – 5/20/2014), repaid in full in 2014	—	2,289,827
Bankers acceptance notes payable issued by Bank of China, for six months (11/26/2013 – 5/25/2014), repaid in full in 2014	—	2,616,945

Total	$7,167,600	$7,196,598

The Company has historically either received the proceeds of bankers acceptance notes through discounting with commercial agents or had such bankers acceptance notes paid directly to vendors, in which case, the Company receives no proceeds. In 2013, the Company started to discount all its bankers acceptance notes with commercial agents and then use such proceeds to fund its working capital needs, including making payments to various vendors. The proceeds from bankers acceptance notes sent directly to vendors for payment of goods were $4,887,000 and nil for years ended December 31, 2014 and 2013, respectively; and the net proceeds from bankers acceptance notes discounted to fund working capital needs were $9,145,650 and $19,636,541 for years ended December 31, 2014 and 2013, respectively.

For years ended December 31, 2014 and 2013, the Company incurred interest expense of $296,170 and $395,820 from discounting bankers acceptance notes, respectively. Interest expense was related to the discounting of these notes, rather than the imputation of interest on these notes. The discount rate is usually in line with the prevailing short-term bank loan rate at the time of discounting.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Related party transaction

The relationship and the nature of related party transaction are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Hong Kong Clean Energy Ltd.	Controlled by a same shareholder group	Working capital loan

Due to related party consisted of the following:

	December 31, 2014	December 31, 2013

Hong Kong Clean Energy Ltd.	$—	$120,000

The balance of due to related party was unsecured, interest-free and due upon demand.

As of December 31, 2014, the Company settled all related party balances.

Purchases from related party

The Company periodically purchases merchandise or raw materials from its affiliates during the ordinary course of business. The purchase made to related party consists of the following:

	Years ended December 31,
	2014	2013

Zhejiang Forasen Group Co., LTD	$839,059	$3,622,905

Note 12 – Commitments and Contingencies

Guaranty provided for related party

The Company provided a guaranty on behalf of Forasen Group’s bank loan of RMB19,350,000 (equivalent to $3,152,115) on June 25, 2012 by pledging the Company’s building with a net book value of approximately $8.4 million as collateral for these loans. The loan was repaid in 2014.

The Company provided a guaranty on behalf of Forasen Group’s bank loan of RMB 20,000,000 (equivalent to $3,258,000) on April 15, 2014 and renewable bankers acceptance notes of RMB35,100,000 (equivalent to $5,717,790) on April 8, 2014 by pledging the Company’s building with a net book value of approximately $8.0 million as collateral for the loan and notes. The guaranty on the bank loan will expire in June 2015 and the guaranty on the renewable bankers acceptance notes will expire in April 2017.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Shareholders’ equity

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital before the conversion.

Pursuant to the Company’s articles of incorporation, the Company is to appropriate 50% of the entity’s registered capital as the statutory surplus reserve.

The Company made appropriations of $1,375,990 and $1,148,333 in 2014 and 2013, respectively.

Stock split

On November 25, 2014, the Company completed a 1,000-for-1 stock split of its common stock and simultaneously repurchased and canceled 30,000,000 shares. All common shares and per share information in the financial statements and footnotes have been retroactively adjusted to reflect the effects of this stock split.

Since the transaction of the repurchase and cancellation of 30,000,000 shares cannot be retroactively applied, as of December 31, 2013, the Company had 50,000,000 shares of common stock authorized and outstanding.

Note 14 – Taxes

Taxes Payable

Taxes payable as of December 31, 2014 and December 31, 2013 consist of the following:

	December 31, 2014	December 31, 2013

VAT tax payable	$568,515	$434,891
Corporation income tax payable	1,543,294	1,244,778
Other tax payable	160,297	159,931
Total	$2,272,106	$1,839,600

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at unified rate of 15% starting from 2008 when it was approved by local government as a high-tech company.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tantech Energy was registered in the PRC and is subject to corporate income tax at unified rate of 15% starting from 2013 when it was approved by local government as a high-tech company.

Tantech Charcoal was registered in the PRC and are currently subject to corporate income tax at unified rate of 25%.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013

Statutory PRC income tax rate	25%	25%
Favorable tax rate impact (a)	(10)%	(11)%
Permanent difference	1%	2%
Changes of deferred tax assets allowances	—	(1)%
Total	16%	15%

(a) Two of the Company’s subsidiaries, Tantech Bamboo and Tantech Energy are subject to tax rate of 15%.

The provision for income tax consists of the following:

	Years ended December 31,
	2014	2013

Current	$2,524,901	$1,930,382
Deferred	329,588	(109,901)
Total	$2,854,489	$1,820,481

Significant components of deferred tax assets are as follows:

	December 31,
	2014	2013

Allowance for doubtful accounts and other reserves	$140,226	$464,077
Inventory reserve	—	10,914
Accumulated depreciation	26,109	23,162
Operating loss carry forward	—	137,133
Allowance for operating loss carry forward	—	(137,133)
Total	$166,335	$498,153

Note 15 – Major customers and suppliers

For the year ended December 31, 2014, two major customers accounted for approximately 16% and 10% of the Company’s total sales, respectively. For the year ended December 31, 2013, one major customer accounted for approximately 20% of the Company’s total sales. Any decrease in sales to these customers will negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2014, one customer accounted for approximately 12% of the Company’s accounts receivable balance.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013, one customer accounted for approximately 10% of the Company’s accounts receivable balance.

For the year ended December 31, 2014, three major suppliers accounted for approximately 37%, 25%, and 11% of the total purchases, respectively. For the year ended December 31, 2013, three major suppliers accounted for approximately 23%, 23% and 10% of the total purchases, respectively.

Note 16 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of consumer products, trading and biofuel energy products. As such, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, trading and biofuel energy.

Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts rubber and other trading businesses. Biofuel energy segment produces and sells BBQ charcoal to customers in Asia, Europe and North America and produces and sells bamboo-based fuel for Electric Double Layer Capacitor.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker.

The following table presents summary information by segment for the years ended December 31, 2014 and 2013, respectively.

	Consumer product		Trading		Biofuel Energy		Total
	2014	2013	2014	2013	2014	2013	2014	2013

Revenue from external customers	$53,051,808	$44,477,607	$2,999,463	$7,994,929	$9,441,835	$8,747,982	$65,493,106	$61,220,518
Revenue from intersegment	1,073,530	833,305	—	—	759,752	319,970	1,833,282	1,153,275
Cost of revenue	34,824,870	30,069,470	2,936,503	7,852,963	7,091,621	6,141,956	44,852,994	44,064,389
Gross profit	18,226,938	14,408,137	62,960	141,966	2,350,214	2,606,026	20,640,112	17,156,129
Interest Expenses	295,204	228,799	150,685	318,875	88,341	288,576	534,230	836,250
Depreciation & amortization	508,607	224,555	79,293	95,815	919,043	707,463	1,506,943	1,027,833
Segment profit	13,759,901	11,483,331	178,931	(718,195)	778,830	(561,117)	14,717,662	10,204,019
Segment assets	$64,878,256	$52,276,056	$6,760,386	$5,234,668	$7,069,952	$10,599,692	$78,708,594	$68,110,416

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment information by products for the years ended December 31, 2014 and 2013:

	Cleaning	Purification & Deodorization	Barbecue Charcoal – domestic	Trading	EDLC Carbon	Barbecue Charcoal - international	Total

Year ended December 31, 2014
Revenue	$2,277,143	$37,475,537	$13,299,128	$2,999,463	$8,630,296	$811,539	$65,493,106
Year ended December 31, 2013
Revenue	$973,569	$30,232,508	$13,271,530	$7,994,929	$8,188,855	$559,127	$61,220,518

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Year ended December 31,
	2014	2013

Revenue from China	$64,217,607	$60,417,432
Revenue from foreign countries	1,275,499	803,086
Total Revenue	$65,493,106	$61,220,518

Note 17 – Subsequent events

On January 6, 2015, the Company entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,117,700) for working capital needs. The one-year loan is due on January 5, 2016 with an annual interest rate of 7.28%. The Company pledged its factory buildings and land use rights as collateral for the loan.

On January 7, 2015, the Company repaid short-term bank loan of RMB 13 million (equivalent to $2,117,700) to Bank of China, Lishui Branch.

On January 8, 2015, the Company obtained RMB 14 million (equivalent of $2,280,600) bankers acceptance notes from Bank of China. The notes payable are due on July 7, 2015.

Initial Public Offering

On March 18, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 1,600,000 shares of common stock at a price of $4.00 per share.

On March 24, 2015, the Company closed its initial public offering of 1,600,000 shares of common stock at a price of $4.00 per share for gross proceeds of $6.4 million and net proceeds of approximately $5.1 million.

On April 13, 2015, the Company filed Form S-8 with SEC to register 1,200,000 shares under the Company’s 2015 Share Incentive Plan.

