Form 20-F
period 2015-12-31
TANTECH HOLDINGS LTD
filed 2016-04-29
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-36885

TANTECH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s
Republic of China

(Address of principal executive offices)

Mr. Qingsong Dong

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

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
Common Shares
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

21,600,000
(Subsequent to the end of the period the Registrant completed a private placement. As a result, as of the time of this report, the Registrant has issued and outstanding 23,293,000 common shares)

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

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2015 and 2014. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2015	2014
Revenues	$58,830	$65,493
Gross profit	16,882	20,640
Operating expenses	(6,668)	(3,466)
Income from operations	10,214	17,174
Provision for Income taxes	(2,378)	(2,854)
Net income attributable to the noncontrolling interest	(488)	(736)
Net income attributable to common stockholders	$8,439	$13,981

Balance sheet data:

	As of December 31,
	2015	2014
Working capital	$49,697	43,517
Current assets	63,683	59,749
Total assets	87,075	78,709
Current liabilities	13,986	16,232
Total liabilities	13,986	16,232
Total equity	$73,089	62,477

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

	December 31, 2015		December 31, 2014
US$:RMB exchange rate	Period End	$0.1541	Period End	$0.1629
	Average	$0.1606	Average	$0.1628

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
2015	6.4917	6.2288	6.4917	6.0933

2016 (through April 25, 2016)
January	6.6058	6.5678	6.6058	6.5022
February	6.5543	6.5497	6.5854	6.5169
March	6.4494	6.5045	6.5543	6.4494
April (through April 25, 2016)	6.4987	6.4760	6.5016	6.4479

Over the past several years, the Renminbi has moved from a period of being tightly linked to the U.S. dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability. Our primary sales outside China occur in Japan, South Korea,Taiwan, the Middle East and Europe, but all such sales outside China are made in U.S. dollars. Following is a chart showing recent changes in the exchange rates between the Renminbi and U.S. dollar.

Currency Exchange Rate – USD:RMB

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

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Over the last five years, China’s GDP growth rate has slowed from more than 11% to less than 7%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products. Similarly, a reduction in spending on automobiles or public transportation could affect the demand for the sort of supercapacitors that are likely to use our EDLC carbon, reducing the demand for products like ours.

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

While we sell approximately 75% of our products in China, we also export our products to a variety of other countries. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last three years, China’s currency has appreciated against the U.S. dollar, Japanese yen, and Euro. As a result, our products have become more expensive in countries that use these currencies. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $8.4 million in outstanding bank loans as of December 31, 2015. The loans are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property is worth more than the amount of the total loan amount and we also have approximately $6.3 million in cash and approximately $57.4 million of liquid assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

We intend to enter into electric vehicles manufacturing industry. On January 27, 2016, we entered into a framework agreement to acquire Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles manufacturer. Pursuant to this Framework Agreement, we plan to acquire 100% equity interest in Suzhou E Motors with a combination of cash and restricted shares of our common stock. Completion of the transaction is subject to the terms and conditions set forth in a definitive agreement to be negotiated and executed between the Company and the shareholders of Suzhou E Motors.

If we enter into this new business, we may face competition from existing leading players in this business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

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

Our key customers are principally third party distributors and retail stores in the PRC. For the year ended December 31, 2015, sales to our seven largest customers amounted in the aggregate to approximately 54% of our total revenue. For the year ended December 31, 2014, sales to our seven largest customers amounted in the aggregate to approximately 50% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2015 and 2014, respectively, we had two customers that accounted for 10% or more of our revenues:

	Percentage of Revenues in
Customer Name	Year ended December 31, 2015	Year ended December 31, 2014
Hangzhou Bai De Sheng Ou Ltd.	12.3%	15.8%
Shanghai Hengguan New Materials Co.	17.4%	10.5%

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

Sales of our products through distributors constituted approximately 65% and 70% of our total sales in the years ended 2015 and 2014, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2015, three largest suppliers accounted for approximately 61% of our total purchases. During the year ended December 31, 2014, three largest suppliers accounted for approximately 72% of our total purchases. During years ended December 31, 2015 and 2014, we had three suppliers that accounted for 10% or more of our purchases, respectively:

	Percentage of Purchases in
Supplier Name	Year ended December 31, 2015	Year ended December 31, 2014
Zhejiang Longquan Zhixin Trading Co.	30.0%	36.9%
Tahe Xingzhongda Carbon Co.	17.9%	24.7%
Wenzhou Changlong Textile Science and Technology Co., Ltd.	12.8%	10.6%

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Mr. Zhengyu Wang to manage our operations. Mr. Wang has been involved in the bamboo charcoal industry for more than ten years. Due to his experience in the industry in general and our company in particular for such a long period of time, he would be difficult to replace. We also depend on our chief technical officer, Dr. Zaihua Chen, for the development of new technology and products. Dr. Chen is an expert in charcoal in general and, in particular bamboo charcoal and the use of charcoal for EDLC carbon. He would be difficult to replace in a city with the size of Lishui.

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

Our business may be negatively affected by adverse publicity.

Failure or perceived failure by us to comply with legal, regulatory and compliance requirements could result in adverse publicity. In September 2015, we were subject to significant negative publicity resulting from reports published by a short seller of our shares. This negative publicity resulted in significant volatility in the trading price of our shares. Such adverse publicity could result in reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, affect our ability to attract and retain key personnel, affect our ability to maintain access to the capital markets, or have other material adverse effects on us in ways that are not predictable.

We may be affected by disruptions to our production facilities.

Our production facilities are subject to breakdown or failure of equipment, power supplies or processes, performance below expected levels of output or efficiency, obsolescence, labor disputes, natural disasters and the need to comply with relevant regulatory and requirements. From time to time, we may need to carry out planned shutdowns of our production plants for routine maintenance, statutory inspections and testing and may need to shut down various plants for capacity expansions and equipment upgrades. Moreover, our production processes are continuously being modified and updated. As a result of manufacturing process updates and improvements, from time to time, we may experience shutdowns, and disruptions to the operations. The occurrence of any of the above events may cause us to stop or suspend our production operations and we may not be able to deliver the products to our customers on a timely basis, which would have an adverse impact on its business, financial position and profitability.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own thirteen patents in China covering our bamboo charcoal production technology.

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

We are dependent on our brand and trademark.

We rely on our “Charcoal Doctor” brand in the marketing and distribution of our products. We believe that we have built significant goodwill in our brand in terms of the quality of products and services and it is widely recognized by the industry in the PRC. We consider our “Charcoal Doctor” brand to be vital in promoting product recognition and customer loyalty. Hence, if there are any major defects in our products or adverse publicity on our brand, the goodwill in our brand will be adversely affected and our customers may lose confidence in our products. This will adversely affect our sales of products, hence affecting our business and financial performance.

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

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2015 and 2014, we had adjustments of ($3,977,179) and ($184,951), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying intercompany loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

We have guaranteed the bank loan and renewable bank acceptance notes of a related party; if this related party fails to pay the bank loan or bank acceptance notes, our property may be subject to foreclosure.

We have guaranteed the bank loan of a related party, Forasen Group, in the amount of RMB19.35 million on June 25, 2012 and RMB20 million on April 15, 2014. The RMB19.35 million loan was repaid in 2014 and the RMB20 million loan was repaid in June 2015. We also guaranteed Forasen Group’s renewable bank acceptance notes of RMB35.1 million (approximately $5.4 million) on April 8, 2014. The guaranty on the renewable bank acceptance notes will expire in April 2017. We are currently seeking to terminate the guaranty as Forasen Group no longer needs the guaranty to issue bank acceptance notes and we do not intend to provide further guarantee to related parties in the future.

In connection with these guarantees, we pledged our building valued at approximately $7.6 million as collateral for Forasen Group's loans and renewable acceptance notes.

At the time we offered these guarantees, we believed Forasen Group would be able to repay (and would in fact repay) such loans and bank acceptance notes based on the following factors:

1.	Forasen Group, like our Company, is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. For this reason, we are aware that Forasen Group has historically had a strong credit history with the banks with which it does business.

2.	As of December 31, 2015, we understand that Forasen Group had approximately RMB21.8 million in cash, RMB362.6 million in current assets and RMB440.9 million in total assets, compared with approximately RMB263.0 million in current liabilities, RMB58.4 million in loans and RMB55 million in notes payable, resulting in a current ratio of 1.38 at such date. Moreover, for the year ended December 31, 2015, Forasen Group recorded net income of RMB17.3 million on revenue of RMB1,359.6 million and gross profit of RMB28.9 million.

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 69.9% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

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

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairman and Chief Executive Officer, Zhengyu Wang, and his wife and our director, Yefang Zhang, collectively own all of Zhejiang Forasen Group Co., Ltd. (“Forasen Group”). The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. We also have historically engaged in rubber trading. Although we have significantly reduced our trading in rubber at Tantech to immaterial levels, both businesses were for a time trading similar products. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from US$3.01 to US$33.97 per common share, and the last reported trading price on April 25, 2016 was $4.68 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2016, 2017 and 2018. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Item 6. Directors, Senior Management and Employees — Board of Directors and Board Committees.”

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

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (“Forasen Group”, which is the former name of Forasen Group Ltd) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

B.	Business Overview

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

We provide our charcoal products in the following areas:

We oversee a national sales network that has a presence in 17 cities throughout China. We sell approximately 75% of our products in China, and the remaining 25% of products are sold internationally. We sell products in Japan, South Korea, Taiwan, the Middle East and Europe.

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

During the years ended December 31, 2015 and 2014, our three largest suppliers accounted for approximately 61% and 72% of our total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

At present, domestic manufacturers mainly produce electric double-layer capacitors. The main companies include Jinzhou Kam Company, Beijing Supreme Power Systems Co., Ltd., Shanghai Aowei Technology Co., Ltd. and etc. Jinzhou Kam Company is the largest supercapacitor manufacturer in China. Domestically made supercapacitors are believed to occupy 60 – 70% of China’s supercapacitor market share.

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

Japan is the main producer of carbon for EDLCs and has led the industry for 30 years. The main manufacturing companies include Calgon Mitsubishi Chemical Corporation, Futamura Chemical Co., Ltd., Kuraray Chemical, Japan Enviro Chemicals. Ltd., Takeda Pharmaceutical Company Limited, Osaka Gas Co., Ltd., Kansai Coke and Chemicals Co., Ltd., Kureha Chemical and Nippon Oil. Such companies take biomass such as coconut shells, or chemical raw materials such as phenolic resin or petroleum as raw material, and use water vapor or alkali to activate the carbon.

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

The main domestic manufacturers of active carbon for supercapacitor include our company, Chaoyang Senyuan Activated Carbon Co., Ltd., Henan Huaxian Active Carbon Factory, Nanjing Zhengsen Environment Protection Technology Co., Ltd., Nanjing Linda Active Carbon Co., Ltd., Daying Juneng Technology and Development Co., Ltd., Fujian Xinsen Carbon Industry Co., Ltd. and Shanghai Heda Carbon Material Co., Ltd. At a current annual capacity of 500 tons, our company has more than twice the annual production capacity of the closest of these domestic competitors.

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

Product		FCA		FCO		FEC	
		FCA-10	FCA-15	FCO-20	FCO-25	FEC-15	FEC-20
Description		Activated Carbon for Aqueous solution type EDLC		Activated Carbon for Organic solution type EDLC		Super Activated Carbon	
Application		Ultra-low resistance for high current/power applications mainly used in box type EDLC and dynamoelectric power supplies		High capacitance & energy density for button type, cylindrical, laminar and box type EDLC and lithium-ion EDLC		Molecular sieve, food decoloring, pharmaceuticals, precious metal recycling, cigarette filters, gas masks	
Standards (National Standards are prefixed by GB/T, all others are Enterprise Standards)		Q/LCF 0017-2006		Q/LCF 0018-2007		GB/T12496.3, GB/T12496.8, GB/T19587	
Configuration	Formulation	Powder		Powder		Powder	
	Average Size (um)	5 – 15	5 – 15	5 – 10	5 – 10	10 – 100	10 – 100
Physical Properties	Specific Area (BET m^2/g)	900-	1300-	1800-	>2200	1500-	≥200
	Total Pore Volume (cm^3/g)	0.8 – 1.0	1.1 – 1.3	1.0 – 1.4	≥1.4	—	—
	Micro Pore Size (nm)	0.5 – 2	1 – 2	1.5 – 3.5	1.5 – 4	—	—
	Bulk Density	≥0.45	≥0.4	≥0.35	≥0.25	—	—
	Ash Content (%)	≤0.5	≤0.5	≤0.3	≤0.2	≤0.5	≤0.5
	Iodine Absorption (mg/g)	—	—	—	—	≥1500	≥1700
Electrochemical Characteristics	Specific Capacitance (F/g)	≥80	≥90	≥30	≥36	—	—
	Capacitance per Volume (F/cm^3)	≥60	≥55	≥15	≥14	—	—

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

Domestic Markets and Customers

Currently, household products are sold via our sales and distribution networks located in 17 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Changsha, Fuzhou, Lanzhou, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai or Zhengzhou. . In addition, we have a logistics center in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou. Starting from 2016, we intend to sell our products mainly through distributors instead of operating logistics and warehousing facilities internally.

Our Charcoal Doctor brand has been successful in the domestic market, and is sold through many specialty stores and large chain stores and supermarkets.

The following is a list of selected stores and shops that stock our products in China:

Store name	Total Stores	Estimated Number of Stores Carrying Product
Hongqi Chain	1,200	800
Carrefour	280	280
Tesco Supermarket	136	136
CR Vanguard	120	120
RT-Mart (HuaDong)	151	151
Fujian Yonghui Supermarket	98	25
Hangzhou Lianhua	105	105
Zhengzhou Dennis	42	42
Shandong Jiajiayue Group	60	60
RT-Mart (Jinan)	43	43
Lotus	25	25
CenturyMart	25	25
WuMart	22	22
Total	2,307	1,834

We are in the process of expanding our product line to include toilet cleaning and kitchen cleaning products, among others. We believe there will be a high demand for these types of products because of growing awareness of cleanliness and environmental protection, as well as antibacterial products and disinfectants. These products will help lead us into developing and marketing other consumer products and will help increase our market share of carbon products in China.

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

BBQ Charcoal

We sell our BBQ charcoal both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Czech Republic	Russia	Other
2015	$8,353	$334	$145	$63	$82	$—	$4	$—	$—
2014	$13,299	$348	$273	$86	$93	$—	$12	$—	$—
2013	$13,272	$187	$212	$68	$77	$—	$15	$—	$—

Charcoal Doctor

We sell our Charcoal Doctor products both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Other
2015	$35,306	$1,353	$—	$—	$689	$1,114	$—
2014	$39,086	$1,508	$—	$—	$702	$1,456	$—
2013	$28,188	$1,594	$99	$—	$666	$1,499	$—

EDLC Carbon

We sell substantially all of our EDLC carbon products in China and South Korea.

	China	South Korea
2015	$2,332	$9,055
2014	$2,462	$6,168
2013	$1,328	$6,861

Rubber

Although we have no plans to trade rubber products in the immediate future, we have historically sold all such products in China.

China
2015	$—
2014	$—
2013	$7,155

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

We regularly collaborate with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Current efforts and collaborations cover a wide range of areas including but not limited to: bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

•	China National Bamboo Research and Development Center

•	Zhejiang University of Agriculture and Forestry

•	Zhejiang Academy of Forestry & Zhejiang Forestry Institute

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances.

Project Description	Time Period	Project Level

Technological innovations to achieve productive annual capacity of 3,000 metric tons of EDLC carbon	12/08 – present	Central Government funded high-tech industrial project

Bamboo carbonization technology R&D for tobacco product manufacturing	12/07 – 6/10	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	6/07 – 5/09	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	4/06 – 4/08	Zhejiang Provincial Government funded scientific agricultural project

Technological innovations to achieve productive annual capacity of 300 metric tons of EDLC carbon	1/06 – 12/07	Central Government funded high-tech industrial project

Bamboo vinegar spontaneous combustion automation production technology	8/04 – 12/06	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	8/04 – 2/06	Zhejiang Provincial Government funded scientific project

The research and demonstration for technology of agricultural waste carbonization and low ignition point molding charcoal fuel preparation	01/16-12/18	Zhejiang Provincial Government directly funded scientific project

Demonstration and promotion of green combustible carbon manufacturing technology using epicarps residue	15/08-17/12	Central Government funded forestry technology promotion project

During the years ended December 31, 2015 and 2014, we spent $1,084,867 and $745,636, respectively, on R&D. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
Purpose	2015		2014
Salaries	$115,219		$116,969
Materials	418,203		500,912
Other	551,445	[a]	127,755
Total	$1,084,867		$745,636

[a] Included in the amount were expenses of $481,800 related to a sponsored research and development project.

In addition to the continuing R&D efforts in the Charcoal Doctor products, we will also focus on the R&D of super capacitor batteries, lithium-ion batteries and special new energy vehicles. In 2016, we expect to invest approximately $1.5 million in R&D projects, including the research of super capacitor batteries, auto power batteries which are extended products of EDLC carbon, as well as the product upgrading of Suzhou E Motors, a newly acquired new energy vehicle factory. This investment is expected to integrate the upstream and downstream of the business chain of  EDLC carbon and increase the added value of the product. We expect to become an industry leader in the segment of special new energy vehicles through R&D in auto power batteries and special new energy vehicles, especially logistics vehicles.

The increase in planned R&D expenses is related to the following initiatives:

Purpose	Anticipated Amount
New R&D projects and expansion of R&D team, including new hires and testing expenses	$700,000
Purchase of new testing equipment	300,000
Other expenses	500,000
Total	$1,500,000

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold thirteen issued patents as of April 25, 2016.:

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Methods and equipment for combustion and distillation	Tantech Bamboo	Invention	Mar. 22, 2006	Aug. 25, 2024	ZL 200410075047.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Mar. 7, 2007	Apr. 15, 2023	200310116248.6
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Nov. 18, 2009	Jan. 24, 2026	ZL 200610049234.0
A door with air treatment function	Tantech Bamboo	Invention	June 15, 2011	Sep. 4, 2028	2008101204443
Method of using biomass as raw materials in manufacturing organic carbon electrodes	Tantech Charcoal	Invention	May 30, 2012	Oct. 20, 2028	200810121556.0
Titanium dioxide manufacturing method	Tantech Charcoal	Invention	July 18, 2012	Dec. 11, 2028	200810162826.2
Aqueous solution EDLC electrode materials performance measurement methodology	Tantech Energy	Invention	Dec. 5, 2012	Aug. 20, 2029	200910101640.0
Supercapacitor electric car batteries	Tantech Energy	Utility Model	Dec. 31, 2008	Nov. 21, 2017	ZL 200720191201.X
Aqueous solution EDLC electrode materials performance measurement unit apparatus	Tantech Energy	Utility model	May 19, 2010	Aug. 20, 2019	200920191752.5
Method for washing electrode active carbon	Tantech Energy	Invention	Sept. 25, 2013	Sept. 24, 2033	200810121706.8
An equipment of exhaust continuous treatment by activated alkali to manufacture activated charcoal	Tantech Bamboo, Tantech Energy	Utility Model	June 04, 2014	Dec. 08, 2023	ZL2013208001106.2
Methods for destructive distillation and carbonization of bamboo and wood	Tantech Bamboo	Invention	May 17, 2006	April 12, 2023	ZL03122806.2
A multi-step continuous activation roller type tunnel furnace	Tantech Energy	Utility Model	Jan. 31, 2016	May 30, 2025	ZL 2015.20365744.3

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

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents

Share Option Rules

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

Below is a chart representing our current corporate structure:

In the above chart, we provide the Chinese names of our corporate entities. As to THL and USCNHK, both the English and Chinese names are legal corporate names. As to Tantech Bamboo, Tantech Charcoal, Tantech Energy, Tanbo Tech., Tantech Babiku and Lishui Zhongzhu, only our Chinese names are legal corporate names, and the English translations are provided as courtesy translations.

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

Tantech Babiku

Tantech Babiku was formed on October 20,2015. Tantech Babiku’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Tantech Babiku is organized as a limited liability company under PRC law. Tantech Babiku has one director, Zhengyu Wang, who is a PRC citizen.

Lishui Zhongzhu

Lishui Zhongzhu was formed on November 18, 2015. Lishui Zhongzhu’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Lishui Zhongzhu is organized as a limited liability company under PRC law. Lishui Zhongzhu has one director, Zhengyu Wang, who is a PRC citizen.

Tanbo Tech.

Tanbo Tech. was formed on December 8, 2015. Tanbo Tech.’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Tanbo Tech. is organized as a limited liability company under PRC law. Tanbo Tech has one director, Zhengyu Wang, who is a PRC citizen.

Lishui Tantech

Lishui Tantech was formed on April 7, 2016. Lishui Tantech’s authorized share capital is RMB 200 million, of which USCNHK owns 100%. Lishui Tantech is organized as a limited liability company under PRC law. Lishui Tantech has one director, Zhengyu Wang, who is a PRC citizen.

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

Currently, household products are sold via our sales and distribution networks located in 17 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Shenyang, Tianjin, Yantai, Taiyuan, Zhengzhou, Changsha, Fuzhou or Lanzhou. In addition, we have logistics centers in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou.

The following is a list of our sales and distribution networks and logistic center locations.

Location	Lease Expiration	Area
Jinan 1-1-2304, District 1, Shangpinqinghe, 18# Luoan Rd. Tianqiaoqu, Jinan	October 2016	78m2
Hangzhou 11F, T3 West, Ruihe Technology Park, No 475 Changhe Rd. Bingjiangqu, Hangzhou	December 2017	300m2
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above

Logistics Centers

Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above

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

All of our real property and fixed assets are encumbered by secured loans from our creditors. Tantech Bamboo granted the encumbrances on our properties at the Tianning Industrial Zone facility. Tantech Energy granted the encumbrances on our land use right at our Shuige Industrial Zone facility. We have relocated our facilities from our facility on Tianning Street to a new, larger facility on Cen Shan Road. Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility as its office. We have not historically charged Forasen Group for renting this office space. We have referred the matter to our corporate governance committee to determine an appropriate rental fee for this office space. We will base the rental fee on comparable rental spaces in the Lishui area. We have rented approximately 4,922 square meters of our Tianning Street property, leaving 10,769 square meters vacant and available for rental. As of the date hereof, we have contracted rents of approximately $142,274 (RMB 885,888) per year. Although we estimate that current contracted rents will be sufficient to cover the costs to maintain the Tianning property (approximately $19,433 (RMB 121,000) per year), we have no guarantee at this point that we will be able rent the remainder of the property.

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

Our employee dorms cover 7,182 m2, all of which is in use.

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

We have reserved 11,854 m2 of our Shuige Industrial Zone facility for our barbecue charcoal production line, and currently use 5,927 m2 of this area. The remaining 5,927 m2 is reserved for a future production line. In our existing barbecue charcoal production line, we have a current capacity of approximately 1,000 tons per year, and we produced 340 tons of BBQ charcoal in 2015, a capacity utilization rate of 34%.

We have reserved 10,984 m2 of our Shuige Industrial Zone facility for our solid deodorant and purification product production line. We currently use all of the space. In our existing Charcoal Doctor solid product production line, we have a current capacity of approximately 20,000 tons per year, and we produced 21,500 tons of Charcoal Doctor solid product in 2015, a capacity utilization rate of 107.5%. We exceeded 100% utilization by operating this production line in excess of the assumed capacity rates. If we choose to increase our production capacity in the future, we would need to replace existing production lines with more efficient lines or to expand our space, as we have not reserved space for additional production lines.

We have reserved 3,440 m2 of our Shuige Industrial Zone facility for our liquid household hygiene product and bamboo vinegar product production line, of which we currently use 1,720 m2. The remaining 1,720 m2 is reserved for installation of a new production line. In the existing production line, we have a current capacity of approximately 5 million units per year, and we produced 3.6 million units of our liquid products in 2015, a capacity utilization rate of 72%.

We have reserved 9,098 m2 of our Shuige Industrial Zone facility for an EDLC carbon production line, of which we currently use 3,473 m2. The remaining 5,625 m2 is reserved for building another production line to increase capacity by 1,000 tons of EDLC carbon per year. In our existing EDLC carbon production line, we have a current capacity of approximately 500 tons per year, and we produced 367 tons of EDLC carbon product in 2015, a capacity utilization rate of 73.4%.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly in “Risk Factors.”

Overview of Company

We are a specialized manufacturer of bamboo charcoal based products with primary business focus in household products, EDLC carbon as well as low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Tantech Bamboo. Tantech Bamboo is engaged in the production and distribution of household products. Through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Charcoal, we conduct trading business, including the export of charcoal products; through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Energy, we manufacture EDLC carbon; through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Babiku, we manufacture low emission BBQ charcoal.

In the fourth quarter of 2015, we registered two new companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu will be engaged in the production and sales of active charcoal and other products. We plan to use Tanbo Tech to explore business opportunities outside Lishui area.

Our household products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor”. Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Household products accounted for 73.5% and 81.0% of total revenue for the years ended December 31, 2015 and 2014, respectively.

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

Currently, household products are sold via our sales and distribution networks located in 17 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Changsha, Fuzhou, Lanzhou, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai or Zhengzhou. In addition, we have a logistics centers in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou.

As of March 2016, Charcoal Doctor products are stocked in over 1,800 supermarkets, department, specialty and convenience stores throughout China. We also own and operate two Charcoal Doctor branded retail stores in Lishui. We plan to expand product lines in the coming years to take advantage of the various uses of bamboo charcoal and bamboo vinegar.

EDLC carbon and BBQ charcoal for international market accounted for 20.4% and 14.4% of revenue for the years ended December 31, 2015 and 2014, respectively. We have annual production capacity of 1,000 tons of BBQ charcoal products for international markets and the production lines are fully automated. Major markets for these products are Japan, Europe and the Middle East.

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

Our trading business accounted for 6.1% and 4.6% of revenue for the year ended December 31, 2015 and 2014, respectively. Our trading business was mainly related to the export of charcoal products.. We established Tantech Charcoal as a trading company for the export of our charcoal products in order to avoid mixing our export sales and our production businesses. Production businesses that are combined with export businesses typically have a higher tax rate than we pay by separating these businesses. By separating the trading business from the production business, we enjoy tax incentives and more streamlined operations. Because of our experience in trading charcoal and in order to improve our cash flows, we also engaged in rubber trading through this entity until September 2013. The profit of our trading business has been relatively low, and as of September 2013, we started reduce our trades of rubber. While we may have sporadic trades of rubber in the future and while we are still authorized to engage in rubber trading, it will not be a focus of our Company.

We expect our sales of household products will continue to grow in the coming years with the increased brand awareness and growing demand for our bamboo charcoal products. As EDLC devices are increasingly used in the mass transportation and automobile industries, we expect our sales of EDLC carbon will increase. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of household products and EDLC carbon. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our household products and EDLC carbon revenues or find new business opportunities to continue the growth, our total revenue is likely to decrease.

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

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Household Products Co., Ltd.

Our BBQ charcoals also face competition from similar products that are not made of bamboo-based charcoal. For example, our Algold grand shisha charcoal competes with Shaxian Jinlu Charcoal Factory. While our shisha charcoal is a popular bamboo-charcoal based product, the competitor product is more popular but not bamboo-charcoal based. Our other key international competitors in this area include Haiwan International Trading Co., Ltd., Nanxiong Guizhu Charcoal Co., Ltd. and Shaoguan Libao Daily Sundry Co., Ltd. In addition to these companies, we compete domestically with Fujian Zhuhai Charcoal Co., Ltd., Jiangshan Green Charcoal Co., Ltd., Pujiang Fuli Bamboo & Wood Co., Ltd. and Sanhe Senyuan Charcoal Co., Ltd.

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

Results of Operation

Years Ended December 31, 2015 and 2014

The following table summarizes the results of our operation during the fiscal years ended December 31, 2015 and 2014, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$58,830	100.0%	$65,493	100.0%	$(6,663)	-10.2%
Cost of revenues	41,948	71.3%	44,853	68.5%	(2,905)	-6.5%
Gross profit	16,882	28.7%	20,640	31.5%	(3,758)	-18.2%

Operating expenses
Selling expenses	859	1.5%	1,081	1.7%	(222)	-20.5%
General and administrative expenses	4,724	8.0%	1,639	2.5%	3,085	188.2%
Research and development expenses	1,085	1.8%	746	1.1%	339	45.4%
Total operating expenses	6,668	11.3%	3,466	5.3%	3,202	92.4%

Income from operations	10,214	17.4%	17,174	26.2%	(6,960)	-40.5%

Other income (expenses)
Interest income	83	0.1%	162	0.2%	(79)	-48.8%
Interest expense	(412)	-0.7%	(548)	-0.8%	136	-24.8%
Government subsidy income	326	0.6%	62	0.1%	264	425.8%
Other income	1,093	1.9%	721	1.1%	372	51.6%
Total other income	1,090	1.9%	397	0.6%	693	174.6%

Income before income taxes	11,304	19.2%	17,571	26.8%	(6,267)	-35.7%
Provision for income taxes	(2,377)	-4.0%	(2,854)	-4.4%	477	-16.7%

Net income	8,927	15.2%	14,717	22.5%	(5,790)	-39.3%

Net income attributable to the noncontrolling interest	(488)	-0.8%	(736)	-1.1%	248	-33.7%
Net income attributable to common stockholders	$8,439	14.3%	$13,981	21.3%	(5,542)	-39.6%

Revenues.  Revenues decreased approximately $6.7 million, or 10.2%, to approximately $58.8 million in 2015 from approximately $65.5 million in 2014. The decrease was primarily attributable to the decreased sales from our consumer product segment which were partially offset by the increased sales from our energy segment and trading segment.

In our consumer product segment, revenue decreased to approximately $43.2 million in 2015 from approximately $53.1 million in 2014. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of deodorizer and bamboo vinegar in 2015. In particular, the revenue from barbecue charcoal for domestic market decreased by approximately $4.9 million in 2015 compared to 2014. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The sales of bamboo vinegar also decreased in 2015 due to weak demand. We sold approximately 4.4 million pieces of air purification products and 7.7 million pieces of deodorizer products in 2015 compared to approximately 4.9 million pieces and 7.9 million pieces sold in 2014. The average selling price of air purification products increased by 11.9% while the average selling price of deodorizer decreased by 6.7% due to the change in product mix.

In our trading segment, the revenue was approximately $3.6 million in 2015, an increase of 19.4% compared to approximately $3.0 million in 2014. The increase was primarily attributable to a few seasonal orders from one of our largest customers.

In our energy segment, we realized sales of approximately $12.0 million in 2015, an increase of 27.3% from approximately $9.4 million in 2014. The increase in sales revenue was primarily attributable to the increased sales of EDLC carbon in 2015. We sold 367 tons of EDLC carbon in 2015 compared to 280 tons sold in 2014. The average selling price of our EDLC carbon was approximately $31,028 per ton, little changed from approximately $30,860 per ton in 2014.

Cost of revenues.  Our cost of revenues decreased by approximately $2.9 million or 6.5% to approximately $41.9 million in 2015 from approximately $44.9 million in 2014. As a percentage of revenues, the cost of revenue increased by 2.8% to 71.3% in 2015 from 68.5% in 2014. The increase in cost of revenues as a percentage of revenues in 2015 was primarily attributable to the increased material costs of our air purification and deodorizer products. In addition, cost of revenues in our energy segment increased 39.1% compared to 2014. Such increase was due to higher raw material costs as the purchasing price of bamboo charcoal used in our production of consumer products and EDLC carbon both increased in 2015.

Gross profit.  Our gross profit decreased by approximately $3.8 million, or 18.2% to approximately $16.9 million in 2015 from approximately $20.6 million in 2014. Gross profit margin was 28.7% in 2015, as compared to 31.5% in 2014. The decrease of 2.8 percentage points was primarily attributable to the lower gross profit in our energy segment in 2015.

Selling expenses.  Selling expenses decreased by approximately $222,000 to approximately $859,000 in 2015 compared to approximately $1.1 million in 2014. As a percentage of sales, our selling expenses decreased to 1.5% of revenues in 2015, as compared to 1.7% of revenues in 2014. The decrease in selling expenses was primarily attributable to the lower promotion expenses, decreased expenses related to the export and lower shipping and handling expenses in 2015.

General and administrative expenses.  Our general and administrative expenses increased by approximately $3.1 million or 188.2%, to approximately $4.7 million in 2015 from approximately $1.6 million in 2014. As a percentage of revenues, general and administrative expenses increased 5.5% to 8.0% in 2015, compared to 2.5% in 2014. The increase was primarily attributable to the following factors:

(a) an increase in bad debt expenses related to our accounts receivable of approximately $2.3 million in 2015. Based on results of aging analysis performed in 2015, we set aside approximately $1.0 million as allowance for potentially uncollectable accounts receivable balances. Approximately $106,000 of the accounts receivable balances that we had recorded allowances in prior years were collected in 2015. We reversed the allowance by the same amount and increased bad debt expenses related to accounts receivable of approximately $928,000. As a result, our bad debt expenses related to accounts receivable increased by approximately $2.3 million in 2015, compared to a bad debt expenses reversal related to accounts receivable of approximately $1.3 million in 2014.

As a percentage of accounts receivable, our reserve balance increased 2.2% to 2.9% as of December 31, 2015 from 0.7% as of December 31, 2014; and

(b) a decrease in bad debt expenses related to our advance to suppliers of approximately $206,000 in 2015. Based on results of our aging analysis and consideration of specific information related to each individual account, we recorded approximately $35,000 in bad debt expenses related to our advances to suppliers in 2015. While approximately $46,000 of advance payments that we previously recorded allowances were either utilized by receiving delivery from our vendors or returned to us, we reversed the allowance by the same amount and recorded a net decrease in bad debt expenses related to our advances to suppliers of approximately $11,000 in 2015. As a result, our bad debt expenses related to advances to suppliers decreased $206,000 in 2015, compared to a net increase in bad debt expenses related to advances to suppliers of approximately $195,000 in 2014.

As a percentage of advances to suppliers, our reserve balance decreased to 1.9% as of December 31, 2015 from 3.0% as of December 31, 2014. The decrease in reserve balance as a percentage of advances to suppliers in 2015 was primarily attributable to the increased advance payments we made in 2015; and

(c) an increase in insurance expense of approximately $200,000, legal expenses of approximately $171,600, professional and investor relationship expenses of approximately $189,000 and other expenses related to being a public company of approximately $289,000 after the completion of our initial public offering in March 2015.

Research and development expenses.  Our research and development expenses increased approximately $339,000 to approximately $1.1 million in 2015 compared to approximately $746,000 in 2014. The increase was primarily attributable to the expenditure of approximately $472,000 related to our sponsored R&D project in 2015.

Interest expenses.  Our interest expenses decreased by approximately $136,000, or 24.8% to approximately $412,000 in 2015, from approximately $548,000 in 2014. As we discounted fewer bank acceptance notes, we incurred lower discounting expenses in 2015.

Government subsidy income.  Our government subsidy income was approximately $326,000 in 2015 compared to approximately $62,000 in 2014. Our government subsidy income in 2015 and 2014 were all granted by local governments in recognizing our achievements in different areas. All subsidies we received in 2015 and 2014 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

In 2015, we received discretionary subsidies from various agencies within Lishui City. We received $326,018 in the aggregate in grants in 2015. Our 2015 subsidies consisted of the following grants:

Recipient	Tantech Bamboo
Date of grant	6/2/15	6/11/15
Amount (USD)	$240,900	$80,300
Government entity making the grant	Lishui City Economy Development Committee	Lishui City Economy Development Committee
Reason for grant	Grant for IPO	Subsidy for export

Recipient	Tantech Energy
Date of grant	7/2/15	12/23/15
Amount (USD)	$3,212	$1,606
Government entity making the grant	Lishui Economic Development Zone	Lishui Economic Development Zone
Reason for grant	Grant for growth in business	Subsidy for reducing emission

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

Other Income.  Other income was approximately $1.1 million and $721,000 in 2015 and 2014, respectively. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes.  Our income before income taxes was approximately $11.3 million in 2015, a decrease of approximately $6.3 million compared to approximately $17.6 million in 2014. The decrease was primarily attributable to a decrease of approximately $3.8 million in gross profit and an increase of approximately $3.2 million in operating expense in 2015 compared to 2014.

Provision for income taxes.  Our provision for income taxes was approximately $2.4 million in 2015, a decrease of approximately $477,000 or 16.7% from approximately $2.8 million in 2014. The decrease in provision for income taxes was primarily attributable to lower income before income taxes, which was partially offset by a higher effective income tax rate in 2015 compared to 2014.

Net income attributable to common stockholders.  Our net income attributable to common stockholders was approximately $8.4 million in 2015, a decrease of approximately $5.6 million from approximately $14.0 million in 2014. The decrease was attributable to the factors described above.

Segment Information

The following tables set forth sales information about our product mix in the years ended December 31, 2015 and 2014, respectively.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31,
	2015		2014
	Revenue	Percentage of Net Revenue	Revenue	Percentage of Net Revenue
Consumer Product	$43,235	73.5%	$53,052	81.0%
Trading	3,580	6.1%	2,999	4.6%
Energy	12,015	20.4%	9,442	14.4%
	$58,830	100.0%	$65,493	100.0%

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Revenue from the consumer product segment was approximately $43.2 million and $53.1 million in the year ended December 31, 2015 and 2014, respectively. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products under “Charcoal Doctor” brand and barbecue charcoals designed for the domestic market. Revenue decreased approximately $9.9 million in 2015 compared to 2014. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

Cost of revenue for consumer product decreased approximately $6.2 million to approximately $28.6 million in 2015 compared to $34.8 million in 2014. Gross profit decreased approximately $3.6 million to approximately $14.6 million in 2015 from approximately $18.2 million in 2014. Gross profit margin was 33.8% in 2015 compared to 34.4% in 2014. The decrease in gross profit margin was primarily attributable to the decreased gross profit in our air purification and deodorizer products as material costs increased in 2015.

Profit for our consumer product segment decreased approximately $3.6 million to approximately $10.2 million in 2015 compared to $13.8 million in 2014. The decrease in segment profit was primarily attributable to a decrease in gross profit of approximately $3.6 million, an increase in general and administrative expenses of approximately $708,000 and an increase in research and development expenses of approximately $464,000, which were partially offset by an increase in government grant income of approximately $289,000, an increase in other income of approximately $418,000 and a decrease in income tax expenses of $425,000 in 2015.

Trading Segment

Our trading segment generated approximately $3.6 million sales revenue in 2015 compared to approximately $3.0 million in 2014. The revenue from this segment was primarily related to the export and wholesale of charcoal products.

Cost of revenue was approximately $3.5 million in 2015 compared to approximately $2.9 million in 2014. Gross profit was approximately $116,000 in 2015 compared to approximately $63,000 in 2014. Gross profit margin was 3.2% in 2015 and 2.1% in 2014, respectively. The increase in gross profit margin was primarily attributable to higher profit in our wholesale of charcoal products to a large customer in 2015.

The loss for our trading segment was approximately $734,000 in 2015, compared to a profit of approximately $179,000 in 2014. The decrease in segment profit was primarily attributable to an increase of approximately $1.2 million in general and administrative expenses as we recorded a decrease of bad debt expenses of approximately $976,000 in 2014.

Energy Segment

Our energy segment consists of BBQ charcoal for the international market and EDLC carbon. The revenue from BBQ charcoal was approximately $628,000 in 2015 compared to approximately $812,000 in 2014. Our self-produced BBQ charcoal was mainly sold in overseas markets where the demand for our products was lower in 2015. The cost for BBQ charcoal for international markets was approximately $850,000 in 2015 compared to approximately $690,000 in 2014, which resulted in a loss of approximately $222,000 in 2015 and a profit of approximately $122,000 in 2014.

We invested heavily in the production of EDLC carbon, which has wide applications and higher gross margin. Our sales revenue of EDLC carbon was approximately $11.4 million in 2015, an increase of approximately $2.8 million or 31.9% compared to sales revenue of approximately $8.6 million in 2014. The gross profit was approximately $2.4 million in 2015 compared to approximately $2.2 million in 2014. The increase in gross profit in 2015 was primarily attributable to the higher sales volume in 2015.

We have developed two technology improvements in our production process of EDLC carbon. One of these improvements allows us to improve voltage resistance in one of our EDLC carbon products from 2.5 – 2.6V to more than 2.85V, which allows a supercapacitor to increase its energy density by 20%. The technique has been well received by our customers in trial runs.

We have also developed a coating technique for our EDLC carbon. In the past, most EDLC production lines and techniques in China relied on EDLC carbon from Japan. As a result, technical production parameters have been based on Japanese companies’ models, especially the coating technique, one of the fundamental aspects of producing EDLC. In cooperation with the Harbin Institute of Technology, we developed a coating technique that suits our products and allows us to provide both products and technical support for our EDLC products. Pursuant to our cooperation with Harbin Institute of Technology, we own the intellectual property rights to the coating technique.

With the development of these technologies used in the production process, we believe our EDLC carbon products will enhance our competitive advantage over other producers. While continuing to improve the production process and increase the direct sales of EDLC carbon, we are also exploring opportunities to expand the utilization of our EDLC carbon in battery industry.

We recorded a profit of approximately $257,000 in 2015 compared to a profit of approximately $779,000 in 2014 in our energy segment. The decrease in segment profit was primarily attributable to lower gross profit and an increase in general and administrative expenses of approximately $355,000 in 2015.

In October 2015, we established another wholly-owned subsidiary, Tantech Babiku to manage our BBQ products business. We are transferring our self-produced BBQ products business from Energy to Babiku. The new corporate structure, with improved focus and accountability, is expected to allow us to manage our businesses more effectively. For reporting and comparison purposes, the operating results of Tantech Babiku was included in Energy segment in 2015.

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

We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date. To the extent payments are due in US Dollars, we used to pay such amounts in RMB to an entity controlled by our management capable of paying such amounts in US dollars before the IPO. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

As of December 31, 2015, Tantech Bamboo has incurred debt of approximately $3.1 million in a loan from Bank of China Ltd. Lishui Branch. To secure this debt, Tantech Bamboo has granted a mortgage on property and land use rights valued at approximately $2.9 million. Tantech Bamboo also incurred debt of approximately $3.1 million in a loan from Shanghai Pudong Development Bank, Lishui Branch. Tantech Charcoal incurred debt of approximately $2.3 million in a loan from Bank of China Ltd. Lishui Branch.

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

Years Ended December 31, 2015 and 2014

As of December 31, 2015, we had cash and cash equivalents of approximately $6.3 million. . Our current assets were approximately $63.7 million and our current liabilities were approximately $14.0 million, which resulted in a current ratio of 4.55:1. Total shareholders’ equity as of December, 31 2015 was approximately $69.6 million. The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2015	2014
Net cash provided by operating activities	$4,451	$2,460
Net cash provided by (used in) investing activities	(7,154)	533
Net cash provided by (used in) financing activities	8,841	(4,228)
Effect of exchange rate changes on cash	(280)	(9)
Net increase (decrease) in cash	5,858	(1,244)
Cash, beginning of year	415	1,659
Cash, end of year	$6,273	$415

Operating Activities

Net cash provided by operating activities was approximately $4.5 million in 2015, compared to cash provided by operating activities of approximately $2.5 million in 2014. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	Accounts receivable decreased by approximately $213,000 in 2015 compared to an increase of approximately $13.9 million in 2014. In 2015, our sales of consumer products to supermarket chains stabilized and we did not experience a significant increase in accounts receivable balances at the year end. We anticipate our accounts receivable balance will mainly stay at the current level in the coming years;

•	Net increase in allowances for accounts receivable of approximately $973,000 in 2015 compared to a net decrease of approximately $1.3 million in 2014.

The increase in net cash provided by operating activities was partially offset by:

•	The decrease in net income of approximately by approximately $5.8 million in 2015 compared to 2014;

•	Advances to suppliers increased by approximately $5.8 million in 2015 compared to a decrease of approximately $515,000 in 2014. The increase in 2015 was primarily attributable to our increased prepayments made to two of our main suppliers in order to secure stable supply of bamboo charcoal.

•	Taxes payable decreased by approximately $1.5 million in 2015 compared to an increase of approximately $431,000 in 2014.

Investing Activities

Net cash used in investing activities was approximately $7.2 million in 2015, compared to net cash provided by investing activities of approximately $533,000 in 2014. The increase in net cash used in investing activities was primarily attributable to a deposit of approximately $8.0 million made to Suzhou E Motors’ shareholder to secure the acquisition.

Financing Activities

Net cash provided by financing activities was approximately $8.8 million in 2015, compared to net cash used in financing activities of approximately $4.2 million in 2014. The increase in net cash provided by financing activities in 2015 was primarily attributable to the net increase of bank borrowings of approximately $10.8 million, the proceeds received from our initial public offering of approximately $5.7 million in 2015 and the decrease in restricted cash of approximately $3.5 million. The increase was partially offset by a decrease in net borrowings from bank acceptance notes of approximately $7.1 million. .

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

Loan Facilities

We repaid approximately $5.3 million and borrowed approximately $12.0 million in bank loans for our working capital needs during the year ended December 31, 2015. We also repaid approximately $9.3 million of bank acceptance notes payable and secured approximately $2.2 million of bank acceptance notes payable in 2015. As a result, the balance of all our bank loans as of December 31, 2015 was approximately $8.4 million. We did not have bank acceptance notes payable balance outstanding as of December 31, 2015.

As of December 31, 2015, the details of all our short-term bank loans are as follow:

(All amounts are in U.S. dollars)

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	2015-05-13 to 2016-05-12	1 year	$2,280,680
2	Short-term bank loan	Shanghai Pudong Development Bank	2015-08-17 to 2016-08-16	1 year	$3,082,000
3	Short-term bank loan	Bank of China	2015-12-16 to 2016-06-17	6 months	$3,082,000

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing or public offering based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Obligations Under Material Contracts

Below is a table setting forth all of our contractual obligations as of December 31, 2015, which consists of our short-term and long-term loan agreements, loans from third parties and due to related parties:

Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	$8,444,680	$8,444,680	—	—	—
Long-term debt obligations	—	—	—	—	—
Bank acceptance notes payable	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—
Loans from third parties	—	—	—	—	—
Due to related parties	—	—	—	—	—
Total	$8,444,680	$8,444,680	—	—	—

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2015 and December 31, 2014. We are also party to certain debt agreements that are secured with mortgages on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the mortgaged property. To the extent we wish to transfer mortgaged property, we are able to do so subject to the obligation that we settle or transfer such mortgage in connection with such transfer; accordingly, we deduct the amount of such mortgage from the value of the underlying property and reflect the balance in our net assets.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2015 and December 31, 2014.

	As of December 31, 2015	As of December 31, 2014
Statutory Reserves	$6,401,235	$5,377,637
Total Restricted Net Assets	$6,401,235	$5,377,637
Consolidated Net Assets	$73,089,485	$62,476,789
Restricted Net Assets as Percentage of Consolidated Net Assets	8.8%	8.6%

Total restricted net assets accounted for approximately 8.8% of our consolidated net assets as of December 31, 2015. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $243,000 and $1.6 million for the years ended December 31, 2015 and 2014, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

In 2016 and 2017, our capital expenditures are expected to be approximately $20 million and $25 million, respectively, and will be primarily related to the acquisition of Suzhou E Motors Co., Ltd. (“Suzhou E Motors”) and the establishment of a R&D center to develop new energy vehicles.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering, our secondary offering and other sources to fund capital expenditure commitments in the future.

Off-balance Sheet Commitments and Arrangements

We provided a guaranty on behalf of Forasen Group’s bank loan of RMB 20 million (approximately $3.1 million) on April 15, 2014 and renewable bank acceptance notes of RMB 35.1 million (approximately $5.4 million) on April 8, 2014 by pledging our building with a net book value of approximately $7.6 million as the collateral for the loan and notes. The guaranty on the loan expired in June 2015 and the guaranty on the renewable bank acceptance notes will expire on April 8, 2017. We are currently seeking to terminate the guaranty as Forasen Group no longer needs the guaranty to issue bank acceptance notes.

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

Revenue recognized under FOB destination term accounted for approximately 68% and 70% of our total revenue for the years ended December 31, 2015 and 2014, respectively.

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

As a significant portion of our accounts receivable balances as of December 31, 2015 were from a few large customers who have good payment records and credit history with us, we evaluated the collectability of these accounts and determined whether the allowance was reasonable based on the analysis of these individual accounts.

We have not granted special payment terms to large customers and we review our allowance levels periodically in order to ensure our methodology used to determine allowances is reasonable. Our most recent review of collection information indicated that 29.7% of the accounts receivable balances as of December 31, 2015 have been collected by March 31, 2016. Of the remaining 70.3% (equivalent to approximately $29.3 million), approximately $15.0 million is from our largest customers who have good payment history with us. We expect these customers will pay the balances by the end of June 2016. Based on the result of the review, we believe that our allowance for accounts receivable as of December 31, 2015 is reasonable.

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

Our advances to suppliers balances increased in 2015 as we increased raw materials purchases from several of our largest suppliers. Our allowance for advances to suppliers decreased slightly in 2015 based on our evaluation of the credit worthiness of a few small suppliers.

We evaluate our allowance level periodically in order to ensure our methodology used to determine allowances is reasonable. Our most recent review of utilization information indicated that 31.1% of the advance balances as of December 31, 2015 have been utilized as of March 31, 2016 and we anticipate that the remaining balances will be utilized before June 30, 2015. Based on the result of the review, we believe that our allowance for advances to suppliers as of December 31, 2015 is reasonable.

While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we had in the past. Our accounts receivable are concentrated in relatively few customers, with two customers accounting for approximately 30% of our total accounts receivable, net as of December 31, 2015 and one customer accounting for approximately 12% of our total accounts receivable, net as of December 31, 2014. A significant change in the liquidity or financial position of our significant customer would require us to increase our allowance for doubtful accounts and negatively affect our working capital.

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

Recently Issued Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance for evaluating whether a reporting organization should consolidate certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The guidance should be applied either using a modified retrospective approach or retrospectively. We adopted this standard on January 1, 2016, and we are currently assessing which implementation method we will apply and the impact its adoption will have on our financial position and results of operations.

In June 2015, the FASB issued Accounting Standards Updates (“ASU”) 2015-10, “Technical Corrections and Improvements.” This ASU corrects for differences between original guidance and the Accounting Standards Codification (“ASC”) and makes minor improvements affecting several topics. We are currently in the process of evaluating this standard, but do not expect its adoption to have a material impact on our consolidated financial statements. The amendments in this Update will apply to all reporting entities within the scope of the affected accounting guidance.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330) - Simplifying the Measurement of Inventory.” The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are currently in the process of evaluating this standard, but do not expect its adoption to have a material impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. This amendment defers the effective date of the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), until the interim and annual reporting periods beginning after December 15, 2017. Earlier application is permitted for interim and annual reporting periods beginning after December 15, 2016. We are evaluating the effect of this standard on our consolidated financial position, results of operations and cash flows.

In August 2015, the FASB has issued ASU 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We do not expect this update will have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to retrospectively account for changes to provisional amounts initially recorded in a business acquisition opening balance sheet. Prior to the issuance of ASU 2015-16, an acquirer was required to restate prior period financial statements as of the acquisition date for adjustments to provisional amounts. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within fiscal years. We do not expect this update will have a material impact on our consolidated financial position, results of operations and cash flows.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes intended to improve how deferred taxes are classified on companies' balance sheets. ASU 2015-17 eliminates the current requirement for companies to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, companies will be required to classify all deferred tax assets and liabilities as non-current. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We do not expect this update will have a material impact on our consolidated financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments to be measured at fair value with changes in fair value recognized in net income; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not expect this update will have a material impact on the presentation of our consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. We are currently evaluating the impact of this new standard on our consolidated financial statements and related disclosures.

Our management believes that other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of April 25, 2016:

Name	Age	Position(s)

Zhengyu Wang	47	Chairman of Board of Directors and Chief Executive Officer

Zaihua Chen	51	Chief Technical Officer

Jianming Wu	47	Chief Operating Officer

Qingsong Dong	41	Acting Chief Financial Officer / Treasurer

Yefang Zhang	49	Director

Wencai Pan	38	Director (Independent)

Hongdao Qian	51	Director (Independent)

Shudong Wang	65	Director (Independent)

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

Qingsong Dong joined Tantech Bamboo in March 2010 and has since served as Company Treasurer. He also served as the Company’s Acting Chief Financial Officer from February 2016. From September 2003 to February 2010, Mr. Dong worked in the Kangchao Group Guangzhou Motorcycle Manufacturing Co., Ltd. as an Accountant and Finance Manager. From February 2003 to September, he worked for Zhejiang Kangli Metal Products Co., Ltd., a subsidiary of Kangchao Group, as an accountant in Hangzhou. From 1998 to 2002, he worked as Assistant Accountant at Dexing Credit Union, in Dexing City, Jiangxi Province. He graduated from the Jiangxi Academy of Finance in June 1998 in Nanchang, Jiangxi Province with a Bachelor’s Degree in Accounting.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2015 and 2014.

	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Zhengyu Wang	2015	38,544	—	1,301	39,845
Chief Executive Officer	2014	48,837	—	1,319	50,156
Jianming Wu	2015	28,908	—	1,301	30,209
Chief Operating Officer	2014	29,302	—	1,319	30,621
Ningfang Liang(3)	2015	55,000	—	—	55,000
Chief Financial Officer	2014	48,837	—	—	48,837
Zaihua Chen()	2015	28,908	—	1,301	30,209
Chief Technical Officer	2014	29,709	6,105	1,319	37,133
Qingsong Dong	2015	19,272	—	1,301	20,573
Acting Chief Financial Officer & Treasurer	2014	19,535	—	1,319	20,854

(1)	No officer received a bonus in 2015 or 2014 other than Mr. Zaihua Chen.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Mr. Liang resigned on February 1, 2016.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2015 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2015, we had four such director, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2015. Compensation for our Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Wencai Pan	$12,334	$0	$0	$0	$0	$1,301	$13,635
Shudong Wang	$9,636	$0	$0	$0	$0	$1,301	$10,937
Hongdao Qian	$9,636	$0	$0	$0	$0	$1,301	$10,937

C.	Board Practices

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

D.	Employees

Our Employees

As of April 30, 2016, we employ a total of 163 full-time employees in the following functions:

	Number of Employees
Department	April 30 2016	December 31, 2015	December 31, 2014	December 31, 2013
Senior Management	5	6	6	6
Human Resource & Administration	23	23	22	23
Finance	15	12	13	15
Research & Development	14	14	15	10
Production & Procurement	77	83	76	99
Sales & Marketing	29	29	47	29
Total	163	167	179	182

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2015 and 2014, we contributed approximately $121,000 and $122,000 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Zhengyu Wang

We entered into an employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective January 1, 2011. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately RMB250,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Wang.

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

Mr. Dong’s employment agreement is scheduled to expire on February 27, 2019. Mr. Dong’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Ningfang Liang

We entered into an employment agreement with our former chief financial officer, Mr. Ningfang Liang, effective March 7, 2013 and terminated on February 1, 2016. Under the terms of that employment agreement, Mr. Liang was entitled to the following:

•	Base compensation of $60,000, payable in 12 equal monthly installments of $5,000 each. After our initial public offering, Mr. Liang’s salary increased to $90,000 per year, and he will be granted an as-yet-undetermined number of options to purchase shares of our company.

•	Reimbursement of reasonable expenses incurred by Mr. Liang.

Mr. Liang’s employment agreement was terminated on February 1, 2016 following his resignation as our chief financial officer.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2015 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 22,293,000 common shares outstanding as of March 31, 2016. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the Annual report, we have one (1) shareholder of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Zhengyu Wang(2)	15,880,000	68.2%
Zaihua Chen	—	0.0%
Jianming Wu	—	0.0%
Qingsong Dong	200,000—	0.86%
Yefang Zhang(2)	15,880,000	68.2%
Wencai Pan	—	0.0%
Shudong Wang	—	0.0%
Hongdao Qian	—	0.0%
All directors and executive officers as a group (five (5) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contain shares and options to purchase 2,160,000 of our common shares, equal to 10% of the number of common shares outstanding at the conclusion of our initial public offering, and we have registered 1,600,000 of such shares by filing two registrations statements on Form S-8. We may grant options or shares in any percentage determined for a particular grant.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7.   Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our common shares as of April 25, 2016 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 23,293,000 common shares outstanding as of March 31, 2016. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the annual report, we have one (1) shareholder of record.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd(2)	15,880,000	68.20%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2013, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2013, we have had transactions with the following related parties:

•	Zhengyu Wang

•	Yefang Zhang
•	Wangfeng Yan
•	LiShui JiuAnJu Commercial Trade Co., Ltd.

•	Zhejiang Forasen Group Co., Ltd.

•	Zhejiang Forasen Food and Stuff Co., Ltd.

•	Hangzhou Forasen E-Commerce Co., Ltd.

•	Hong Kong Clean Energy Ltd.

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the largest amount outstanding for each of the related party transactions described here during the periods covered that is material to us or the related party. For more detail, please refer to note 11 of the financial statements for the years ended December 31, 2014 and 2013. As described in more detail below, as of the date of this filing, there is no related party balance outstanding.

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

Shareholders, Officers, Directors and Employees of THL and Tantech Bamboo

Before the IPO, THL is owned entirely by Tanbsok Group Ltd., the sole shareholder of which is Ms. Yefang Zhang, the spouse of our Chief Executive Officer and the Chairman of our Board of Directors, Mr. Zhengyu Wang.

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

The largest outstanding amount Zhengyu Wang owed our company in 2015, 2014 and 2013 was nil, nil and approximately RMB 1.5 million (approximately $245,000), respectively, representing loans made to Mr. Wang for his business related expenses. As of December 31, 2013, all such amounts have been repaid. The largest outstanding amount our company owed Mr. Wang in the year ended December 31, 2014 was RMB37,870 (equivalent to $6,169), representing payments made by Mr. Wang on the company’s behalf. As of December 31, 2014, such amount has been reimbursed to Mr. Wang.

The largest outstanding amount Yefang Zhang owed our company in 2015, 2014 and 2013 was nil, nil and approximately RMB 2.7 million (approximately $430,000), respectively, representing loans made to Ms. Zhang for her business related expenses. As of December 31, 2013, all such amounts have been repaid.

The largest outstanding amount Wangfeng Yan owed our company in 2015, 2014 and 2013 was nil, nil and approximately RMB 576,000 (approximately $93,000) ,respectively, representing loans made to Mr. Yan for his business related expenses. As of December 31, 2013, all such amounts have been repaid.

Lishui JiuAnJu Commercial Trade Co., Ltd.

Wangfeng Yan and Dexian Zhang (Yefang Zhang’s brother) each own 50% of the equity of Lishui JiuAnJu Commercial Trade Co., Ltd. (“LJC”). Although LJC’s name shares “JiuAnJu” in common with a third-party debtor, ZheJiang JiuAnJu Environment Protection Co., Ltd., this entity is unrelated to LJC or its shareholders. Prior to September 11, 2011, LJC was an unrelated party owned by Yonghong Wu. At that time, LJC was a customer of our company and distributed our products for sale. Although the terms of such sales were generally interest-free 60 days net payment, LJC became delinquent in its payments to our company and accrued a significant account payable to our company. In order to protect our company from the risk of default by LJC, Zhengyu Wang personally loaned Mr. Zhang and Mr. Yan RMB 10 million to purchase all of the equity of LJC from Ms. Wu and assume the liabilities of LJC. In the event Mr. Zhang and Mr. Yan fail to repay Mr. Wang upon demand, Mr. Wang has the right to obtain ownership of LJC.

The largest outstanding amount LJC owed our company in 2015, 2014 and 2013 was nil, nil and approximately RMB44.0 million (approximately $7.1 million), respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of December 31, 2013, all such amounts have been repaid.

Forasen Companies

Mr. Zhengyu Wang and Ms. Yefang Zhang each own 50% of the equity of Zhejiang Forasen Group Co., Ltd. (“Forasen Group”). Moreover, 95% of Tantech Bamboo was previously owned by Forasen Group, rather than USCNHK. Forasen Group owns part of the equity of Zhejiang Forasen Food and Stuff Co., Ltd. (“ZFF”) and Forasen Group previously owned all of the equity of Hangzhou Forasen E-Commerce Co., Ltd. (“HFE”)..

The largest outstanding amount Forasen Group owed our company in 2015, 2014 and 2013 was nil, approximately RMB 21.0 million (approximately $3.4 million) andapproximately RMB 83.8 million (approximately $13.6 million) , respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2014, all such amounts have been repaid. In the years ended December 31, 2014 and 2013, we purchased $839,059 and $3,622,905, respectively in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen Group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

The largest outstanding amount ZFF owed our company in 2015, 2014 and 2013 was nil, nil and approximately RMB 19.0 million (approximately $3.1 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of December 31, 2013, all such amounts have been repaid.

The largest outstanding amount HFE owed our company in 2015, 2014 and 2013 was nil, nil and RMB169,192, respectively, representing loans made to pay for working capital needs of HFE. As of December 31, 2013, all such amounts have been repaid.

Other Related Parties

Hong Kong Clean Energy Ltd. (“HKCE”) is a company registered in Hong Kong and is wholly owned by Mr. Zhengyu Wang. Before December 2014, our company owed HKCE $120,000, representing the payment made by HKCE on the company’s behalf.

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

Future Related Party Transactions

Our Corporate Governance Committee of our Board of Directors (which consists solely of independent directors) will approve all future related party transactions.

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

	Market Price Per Share
	High		Low
Annually
2015		$31.09		$3.12
Quarterly
2015
First Quarter		$8.00		$6.66
Second Quarter		$21.48		$8.11
Third Quarter		$31.09		$15.95
Fourth Quarter		$12.63		$3.12
Monthly:
2015
January	$		$
February	$		$
March		$8.00		$6.66
April		$15.05		$8.11
May		$15.22		$10.12
June		$21.48		$14.75
July		$25.95		$18.58
August		$31.09		$21.31
September		$30.33		$15.95
October		$12.63		$3.12
November		$5.53		$3.47
December		$5.35		$4.65
2016		$5.89		$4.36
January		$5.47		$4.36
February		$5.40		$4.83
March		$5.89		$4.54
April (through April 25, 2016)		$5.69		$4.68

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

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

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents.

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

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2015, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2015.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 0.46% and 5.4% in 2014 and 2015, respectively. The depreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

As of December 31, 2015 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2015. Audit services provided by Friedman LLP for fiscal 2015 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

 During fiscal 2015 and 2014, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $200,000 and $180,000, respectively.

Audit-Related Fees

 The Company has not paid Friedman LLP for audit-related services in fiscal 2015 and 2014.

 Tax Fees

 The Company has not paid Friedman LLP for tax services in fiscal 2015 and 2014.

 All Other Fees

 The Company paid Friedman LLP $50,000 and $15,000 for other services in fiscal 2015 and 2014, consisting of $50,000 fees in 2015 for the audit of the financial statements of Suzhou E Motors Co., Ltd. and fees in 2014 for the review of the Company’s registration statement on Form F-1.

 Audit Committee Pre-Approval Policies

 Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

 Percentage of Hours

 The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2015 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was 36%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2015.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1(1)	Articles of Association of Tantech Holdings Ltd

1.2.1(1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2(1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1(1)	Specimen Common Share Certificate

8.1(1)	List of subsidiaries.

11.1(2)	Code of Ethics

12.1(3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(1)	Incentive Securities Plan

15.2(3)	Press release dated April 29, 2016 titled “Tantech Holdings Limited Announces Full Year 2015 Financial Results”

101.INS(3)	XBRL Instance Document.

101.SCH(3)	XBRL Taxonomy Extension Schema Document.

101.CAL(3)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB(3)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(3)	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF(3)	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the April 29, 2016.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: April 29, 2016

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Tantech Holdings Ltd.

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, NY

April 29, 2016

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2015	2014
Assets
Current Assets
Cash and cash equivalents	$6,273,389	$415,275
Restricted cash	-	3,583,800
Accounts receivable, net	40,484,871	43,567,769
Inventories, net	1,097,048	1,339,302
Advances to suppliers, net	15,597,108	10,634,280
Other receivables, net	230,834	68,778
Deferred tax assets	-	140,226
Total current assets	63,683,250	59,749,430

Property, plant and equipment, net	11,118,635	12,802,932

Other Assets
Deferred tax assets	-	26,109
Intangible assets, net	2,102,507	2,422,421
Deposit for asset acquisiton	2,465,600	3,707,702
Deposit for business acquisition	7,705,000	-
Total Assets	$87,074,992	$78,708,594

Liabilities and Equity
Current Liabilities
Short-term bank loans	$8,444,680	$2,117,700
Bankers acceptance notes payable	-	7,167,600
Accounts payable	3,072,368	3,741,193
Customer deposits	606,029	562,995
Taxes payable	804,270	2,272,106
Accrued liabilities and other payable	1,058,160	370,211
Total current liabilities	13,985,507	16,231,805

Equity

Common stock, $0.001 par value, 50,000,000 shares authorized, 21,600,000 and 20,000,000 shares issued and outstanding at December 31,2015 and 2014	21,600	20,000
Additional paid-in capital	15,134,752	9,473,230
Statutory reserves	6,401,235	5,377,637
Retained earnings	48,350,456	40,935,229
Accumulated other comprehensive income (loss)	(262,900)	3,515,420
Total Stockholders' Equity	69,645,143	59,321,516
Noncontrolling interest	3,444,342	3,155,273
Total Equity	73,089,485	62,476,789
Total Liabilities and Equity	$87,074,992	$78,708,594

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(In US Dollars)

	For the Years Ended December 31,
	2015	2014

Revenues	$58,829,900	$65,493,106

Cost of revenues	41,947,684	44,852,994

Gross Profit	16,882,216	20,640,112

Operating expenses
Selling expenses	859,200	1,081,446
General and administrative expenses	4,723,707	1,639,288
Research and development expenses	1,084,867	745,636
Total operating expenses	6,667,774	3,466,370

Income from operations	10,214,442	17,173,742

Other income (expenses)
Interest income	82,712	162,378
Interest expense	(412,358)	(547,584)
Government subsidy income	326,018	62,137
Other income, net	1,093,654	720,700
Total other income	1,090,026	397,631

Income before income taxes	11,304,468	17,571,373

Provision for income taxes	2,377,715	2,854,489

Net income	8,926,753	14,716,884

Net income attributable to the noncontrolling interest	(487,928)	(735,844)

Net income attributable to common stockholders	$8,438,825	$13,981,040

Net income	8,926,753	14,716,884
Other comprehensive income:
Foreign currency translation losses	(3,977,179)	(184,951)

Comprehensive income	4,949,574	14,531,933

Less: Comprehensive income attributable to noncontrolling interest	(289,069)	(726,596)

Comprehensive income attributable to common stockholders	$4,660,505	$13,805,337

Earnings Per share -Basic and Diluted	$0.40	$0.33

Weighted Average Shares Outstanding - Basic and diluted	21,240,548	41,890,411

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2015 and 2014

(In US Dollars)

				Accumulated
			Additional	Other			Non
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Total
	Shares	Amount	Capital	Income (Loss)	Reserves	Earnings	Interest	Equity
Balance at January 1, 2014	50,000,000	$50,000	$9,443,230	$3,691,123	$4,001,647	$28,330,179	$2,428,677	$47,944,856

Repurchase and cancellation of 30,000,000 shares	(30,000,000)	(30,000)	30,000	-	-	-	-	-
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	1,375,990	(1,375,990)	-	-
Foreign currency translation losses	-	-	-	(175,703)	-	-	(9,248)	(184,951)
Net income for the year	-	-	-	-	-	13,981,040	735,844	14,716,884

Balance at December 31, 2014	20,000,000	$20,000	$9,473,230	$3,515,420	$5,377,637	$40,935,229	$3,155,273	$62,476,789

Issuance of ordinary shares, net of issuance costs of $736,878	1,600,000	1,600	5,661,522	-	-	-	-	5,663,122
Issuance of ordinary shares under service agreements	1,200,000	1,200	17,026,800	-	-	-	-	17,028,000
Cancellation of ordinary shares upon termination of service agreements	(1,200,000)	(1,200)	(17,026,800)	-	-	-	-	(17,028,000)
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	1,023,598	(1,023,598)	-	-
Foreign currency translation losses	-	-	-	(3,778,320)	-	-	(198,859)	(3,977,179)
Net income for the year	-	-	-	-	-	8,438,825	487,928	8,926,753

Balance at December 31, 2015	21,600,000	$21,600	$15,134,752	$(262,900)	$6,401,235	$48,350,456	$3,444,342	$73,089,485

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2015	2014
Cash flows from operating activities

Net income	$8,926,753	$14,716,884
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	972,642	(1,343,977)
Changes in allowances - advance to suppliers	(8,547)	194,705
Changes in allowances - loan to third parties	-	(27,689)
Changes in inventory reserve	156,775	(43,450)
Depreciation expense	1,244,154	1,290,857
Deferred income tax provision	163,987	329,588
Amortization of intangible asset	197,026	216,086
Loss from disposal of property, plant and equipment	-	9,102
Changes in operating assets and liabilities:
Accounts receivable	(212,550)	(13,868,300)
Advances to suppliers	(5,762,321)	515,168
Inventory	20,295	42,444
Other receivables	(49,507)	50,759
Accounts payable	(486,409)	602,059
Customer deposits	76,546	(638,556)
Taxes payable	(1,516,651)	431,467
Accrued liabilities and other payables	728,339	(16,785)
Net cash provided by operating activities	4,450,532	2,460,362

Cash flows from investing activities
Additions to property, plant and equipment	(242,552)	(1,594,404)
Proceeds from disposal of property, plant and equipment	32,940	9,767
Loans to third parties	-	1,753,248
Changes in deposit for asset acquisiton	1,085,752	364,552
Deposit for business acquisiton	(8,030,000)	-
Net cash provided by (used in) investing activities	(7,153,860)	533,163

Cash flows from financing activities
Changes in restricted cash	3,533,200	-
Repayment of loans from third party	-	(38,899)
Borrowings from Bankers acceptance notes payable	2,248,400	14,325,520
Repayments of Bankers acceptance notes payable	(9,314,800)	(14,325,520)
Borrowings from bank loans	12,012,880	2,189,526
Repayments of bank loans	(5,299,800)	(6,259,276)
Repayments of loans from related parties	-	(119,436)
Net proceeds from stock issurance	5,663,122	-
Net cash provided by (used in) financing activities	8,843,002	(4,228,085)

Effect of exchange rate changes on cash and cash equivalents	(281,560)	(9,224)

Net increase (decrease) in cash and cash equivalents	5,858,114	(1,243,784)

Cash and cash equivalents, beginning of year	415,275	1,659,059

Cash and cash equivalents, end of year	$6,273,389	$415,275

Supplemental disclosure information:
Income taxes paid	$2,892,808	$2,245,586
Interest paid	$411,805	$534,230

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010.

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

Incorporated in the City of Lishui, Zhejiang Province of the People’s Republic of China (“China” or “PRC”) on December 5, 2005, Tantech Bamboo is engaged in the research and development, production and distribution of various products made from bamboo. In addition, Tantech Bamboo also has five wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”), Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Tantech Charcoal conducts trading business, including the export of charcoal products; Tantech Energy is engaged in the manufacturing of EDLC carbon and low emission barbecue (“BBQ) charcoal; Tantech Babiku, established by Tantech Bamboo on October 20, 2015, conducts BBQ charcoal business and Tantech Energy is currently in the process of transferring its low emission BBQ charcoal business to Tantech Babiku. Lishui Zhongzhu, established by Tantech Bamboo on November 18, 2015, will be engaged in the production and sales of active charcoal and other products. Tanbo Tech, a new entity established by Tantech Bamboo on December 8, 2015, plans to explore business opportunities outside Lishui area.

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, USCNHK, Tantech Bamboo as well as Tantech Bamboo’s wholly owned subsidiaries, Tantech Charcoal, Tantech Energy and Tantech Babiku (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and Hong Kong and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 50% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China and Hong Kong of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest

Non-controlling interest represents the minority stockholders’ proportionate share of 5% of the equity of Tantech Bamboo.

Seasonality

The Company’s sales have seasonality, with low sales volume in January and February, and high sales volume in November and December. The sales between March and September do not follow any seasonal pattern. The seasonality is mainly due to China’s biggest sales season of the year, the Spring Festival, which usually falls between January and February. Before the Spring Festival, supermarkets usually increase their purchases to prepare for the holiday sale. The Company’s main customers are supermarkets chain stores, who also increase purchases from the Company in November and December in preparation for the annual sale.

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

The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. Revenue recognized under such method accounted for approximately 68% and 70% of its total revenue for the years ended December 31, 2015 and 2014, respectively.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Income

Other income was primarily related to the consulting fee that the Company charged a third party using a Company’s patent in the production of doors with air treatment functionality.

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

The exchange rates in effect as of December 31, 2015 and 2014 were RMB 1 for $0.1541 and $0.1629, respectively. The average exchange rates for the years ended December 31, 2015 and 2014 were RMB 1 for $0.1606 and $0.1628, respectively.

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

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2015 and 2014. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2015 and 2014. All tax returns since the Company’s inception are subject to examination by tax authorities.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Value Added Tax (“VAT”)

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shipping and handling costs

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $222,782 and $299,797 for the years ended December 31, 2015 and 2014, respectively.

Advertising expense

Advertising expenses included in selling expenses were $25,999 and $860 for the years ended December 31, 2015 and 2014, respectively.

Recent accounting pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance for evaluating whether a reporting organization should consolidate certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The guidance should be applied either using a modified retrospective approach or retrospectively. The Company adopted this standard on January 1, 2016, and the Company is currently assessing which implementation method it will apply and the impact its adoption will have on its financial position and results of operations.

In June 2015, the FASB issued Accounting Standards Updates (“ASU”) 2015-10, “Technical Corrections and Improvements.” This ASU corrects for differences between original guidance and the Accounting Standards Codification (“ASC”) and makes minor improvements affecting several topics. The Company is currently in the process of evaluating this standard, but does not expect its adoption to have a material impact on its consolidated financial statements. The amendments in this Update will apply to all reporting entities within the scope of the affected accounting guidance.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330) - Simplifying the Measurement of Inventory.” The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently in the process of evaluating this standard, but does not expect its adoption to have a material impact on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. This amendment defers the effective date of the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), until the interim and annual reporting periods beginning after December 15, 2017. Earlier application is permitted for interim and annual reporting periods beginning after December 15, 2016. The Company is evaluating the effect of this standard on its consolidated financial position, results of operations and cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to retrospectively account for changes to provisional amounts initially recorded in a business acquisition opening balance sheet. Prior to the issuance of ASU 2015-16, an acquirer was required to restate prior period financial statements as of the acquisition date for adjustments to provisional amounts. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within fiscal years. The Company does not expect this update will have a material impact on its consolidated financial position, results of operations and cash flows.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes intended to improve how deferred taxes are classified on companies' balance sheets. ASU 2015-17 eliminates the current requirement for companies to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, companies will be required to classify all deferred tax assets and liabilities as non-current. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not expect this update will have a material impact on its consolidated financial position.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014

Accounts receivable	$41,709,235	$43,875,479
Allowance for doubtful accounts	(1,224,364)	(307,710)

Accounts receivable, net	$40,484,871	$43,567,769

Approximately 30% of the accounts receivable balances (equivalent to approximately $12.4 million) as of December 31, 2015 have been collected by March 31, 2016.

An analysis of the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 is as follows:

	Years ended December 31,
	2015	2014
Balance at beginning of year	$307,710	$1,659,281
Addition to doubtful accounts expense	1,033,782	191,578
Deduction – collection of doubtful accounts	(106,246)	(1,536,464)
Translation adjustments	(10,882)	(6,685)
Balance at end of year	$1,224,364	$307,710

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Inventory

Inventory consisted of the following:

	December 31, 2015	December 31, 2014

Raw materials	$539,704	$569,103
Finished products	533,831	580,689
Work in process	173,943	189,510
Subtotal	1,247,478	1,339,302
Inventory reserve	(150,430)	-

Total	$1,097,048	$1,339,302

Inventory includes raw materials, packaging materials and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Note 5 – Advances to suppliers, net

Advances to Suppliers consisted of the following:

	December 31, 2015	December 31, 2014

Advances to Suppliers	$15,904,023	$10,967,390
Allowance for doubtful accounts	(306,915)	(333,110)

Advances to Suppliers, net	$15,597,108	$10,634,280

Advances to Suppliers represent prepayments made to assure continuous supply, high quality and favorable payment terms.

An analysis of the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 is as follows:

	Years ended December 31,
	2015	2014
Balance at beginning of year	$333,110	$138,834
Addition to doubtful accounts expense	35,355	252,952
Deduction – utilization or return of advances	(46,042)	(58,117)
Translation adjustments	(15,508)	(559)
Balance at end of year	$306,915	$333,110

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Intangible assets, net

	December 31, 2015	December 31, 2014

Software	$752,101	$795,050
Land use rights	1,988,087	2,101,619

Total	2,740,188	2,896,669
Less: Accumulated amortization	(637,681)	(474,248)

Intangible assets, net	$2,102,507	$2,422,421

There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2015 and December 31, 2014, land use rights with net book value of $1,669,445 and $1,806,812, respectively, were pledged as collateral for bank loans.

The land use rights are amortized over fifty years and the software is amortized over 5 years. Amortization expense for intangible assets for the years ended December 31, 2015 and 2014 were $197,026 and $216,086, respectively. Amortization expense for each of the next five years will approximate $200,000.

Note 7 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2015	December 31, 2014

Building	$12,776,709	$13,506,334
Machinery and Production equipment	2,982,759	2,964,189
Electronic equipment	251,508	246,595
Office equipment	50,294	52,509
Automobiles	227,094	280,396

Subtotal	16,288,364	17,050,023
Accumulated depreciation	(5,169,729)	(4,247,091)

Total	$11,118,635	$12,802,932

Depreciation expense was $1,244,154 and $1,290,857 for the years ended December 31, 2015 and 2014, respectively.

Note 8 – Deposit for asset acquisition

The Company made several deposits for the right to use multiple patents in the production of batteries as well as for purchase of certain equipment. As of December 31, 2015, the outstanding balance of $2,465,600 included deposit payments of $2,003,300 for the right to use patents and $462,300 for the purchase of equipment. The balances will be returned in full by June 30, 2016.

As of March 31, 2016, deposit of $1,541,000 for the purchase of right to use patents has been returned to the Company.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014, the balance of $3,707,702 included deposit payments of $2,117,700 for the right to use patents, $1,101,302 for the purchase of equipment and $488,700 for the planned research and development project.

Note 9 – Deposit for business acquisition

In December 2015, the Company entered into a framework agreement with Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles manufacturer based in Zhangjiagang City, Jiangsu Province, China, to acquire 100% equity interest of Suzhou E Motors.

Pursuant to a framework agreement, the Company made a deposit of RMB 50,000,000 (approximately $7,705,000 as of December 31, 2015) for the planned business acquisition. The closing of the acquisition, which will be a combination of cash and restricted shares of the Company’s common stock, shall be subject to the terms and conditions set forth in a definitive agreement to be negotiated between the Company and the shareholders of Suzhou E Motors. The Company is the process of conducting its due diligence and the definitive agreement is expected to be signed in May 2016.

Note 10 – Short-term bank loans

On January 8, 2014, the Company entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,117,700) for working capital needs. The loan was due on January 7, 2015 with an annual interest rate of 6.9%. The Company pledged the factory buildings and land use rights as collateral for the loan. The loan was repaid on January 7, 2015.

On May 13, 2015, the Company entered into a new loan agreement with Bank of China, Lishui Branch to borrow RMB 14.8 million (equivalent of $2,280,680) for working capital needs. The loan is due on May 12, 2016 with a floating interest rate (6.9% for current period average). The loan is guaranteed by a non-related third party, Ms. Yefang Zhang and Mr. Zhengyu Wang, the major shareholder and the principal officer of the Company.

On August 17, 2015, Tantech Bamboo entered into a new loan agreement with Shanghai Pudong Development Bank, Lishui Branch to borrow RMB 20 million (equivalent of $3,082,000) for working capital needs. The loan is due on August 16, 2016 with an annual interest rate of 6.305%. The loan is guaranteed by Tantech Energy, Ms. Yefang Zhang, Mr. Zhengyu Wang and Zhejiang Forasen Group Co., Ltd., a related party.

On December 16, 2015, Tantech Bamboo entered into a new loan agreement with Bank of China, Lishui Branch to borrow RMB 20 million (equivalent of $3,082,000) for working capital needs. The loan is due on June 17, 2016 with an annual interest rate of 5.66%. The Company pledged the factory buildings and land use rights as collateral for the loan. The loan is also guaranteed by Mr. Zhengyu Wang and Lishui Jiuanju Trading Co., Ltd., a related party.

Note 11 – Accrued Liabilities and Other Payable

Accrued liabilities and other payable as of December 31, 2015 and December 31, 2014 consist of the following:

	December 31, 2015	December 31, 2014

Accrued expenses	$312,172	$82,656
Salaries and employee benefits payable	248,564	99,120
Other payable	497,424	188,435

Total	$1,058,160	$370,211

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Commitments and Contingencies

Guaranty provided for related party

The Company provided a guaranty on behalf of Forasen Group’s bank loan of RMB 20,000,000 (equivalent to $3,082,000) on April 15, 2014 and renewable bank acceptance notes of RMB35,100,000 (equivalent to $5,408,910) on April 8, 2014 by pledging the Company’s building with a net book value of approximately $7.6 million as the collateral for the loan and notes. The guaranty on the bank loan expired in June 2015 and the guaranty on the renewable bank acceptance notes will expire in April 2017. The Company is currently seeking to terminate the guaranty as Forasen Group no longer needs the guaranty to issue bank acceptance notes.

Note 13 – Stockholders’ equity

Stock split

On November 25, 2014, the Company completed a 1,000-for-1 stock split of its common stock and simultaneously repurchased and canceled 30,000,000 shares. All common shares and per share information in the financial statements and footnotes have been retroactively adjusted to reflect the effects of this stock split.

IPO

On March 18, 2015, the Security Exchange Commission (“SEC”) declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 1,600,000 shares of common stock at a price of $4.00 per share.

On March 24, 2015, the Company closed its initial public offering of 1,600,000 shares of common stock at a price of $4.00 per share for gross proceeds of $6.4 million and net proceeds of approximately $5.7 million.

S-8

On April 13, 2015, the Company filed Form S-8 with SEC to register 1,200,000 shares under the Company’s 2015 Share Incentive Plan. On June 1, 2015, the Company issued 1,200,000 shares to two service providers for their proposed services related to the Company’s strategic planning, corporate governance, compliance operations and its e-Commerce business. On November 8, 2015, all of these shares were returned and cancelled as the Company terminated these service agreements. The Company agreed to compensate the service providers with early termination fees of RMB 1,100,000 (equivalent to $176,660) for certain services that had already been rendered.

On July 23, 2015, the Company filed Form S-8 with SEC to register 400,000 shares under the Company’s 2015 Share Incentive Plan. On July 24, 2015, the Company issued 400,000 shares to a service provider for its proposed services related to the IT infrastructure initiatives. On November 8, 2015, all of these shares were returned and cancelled as the Company terminated the service agreement. The Company agreed to compensate the service provider with an early termination fee of RMB 200,000 (equivalent to $32,120) for certain services that had already been rendered.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company made appropriations of $1,023,598 and $1,375,990 in 2015 and 2014, respectively.

Note 14 – Taxes

Taxes Payable

Taxes payable as of December 31, 2015 and December 31, 2014 consist of the following:

	December 31, 2015	December 31, 2014

VAT tax payable	$-	$568,515
Corporation income tax payable	687,745	1,543,294
Other tax payable	116,525	160,297

Total	$804,270	$2,272,106

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

Tantech Charcoal is subject to corporate income tax at unified rate of 25%.

Tantech Babiku is subject to corporate income tax at unified rate of 25%.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
Statutory PRC income tax rate	25%	25%
Favorable tax rate impact (a)	(12)%	(10)%
Permanent difference	5%	1%
Changes of deferred tax assets allowances	3%	-
Total	21%	16%

(a) Two of the Company’s subsidiaries, Tantech Bamboo and Tantech Energy are subject to tax rate of 15%.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income tax consists of the following:

	Years ended December 31,
	2015	2014
Current	$2,377,715	$2,524,901
Deferred	-	329,588
Total	$2,377,715	$2,854,489

Significant components of deferred tax assets are as follows:

	December 31,
	2015	2014
Allowance for doubtful accounts and other reserves	$324,053	$140,226
Accumulated depreciation	72,834	26,109
Valuation allowance	(396,887)	-
Total	$-	$166,335

Note 15 – Major customers and suppliers

For the year ended December 31, 2015, two major customers accounted for approximately 17% and 12% of the Company’s total sales, respectively. For the year ended December 31, 2014, two major customers accounted for approximately 16% and 10% of the Company’s total sales, respectively. Any decrease in sales to these customers will negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2015, two customers accounted for approximately 19% and 11% of the Company’s accounts receivable balance.

As of December 31, 2014, one customer accounted for approximately 12% of the Company’s accounts receivable balance.

For the year ended December 31, 2015, three major suppliers accounted for approximately 30%, 18%, and 13% of the total purchases, respectively. For the year ended December 31, 2014, three major suppliers accounted for approximately 37%, 25%, and 11% of the total purchases, respectively.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker.

The following table presents summary information by segment for the years ended December 31, 2015 and 2014, respectively.

	Consumer product		Trading		Biofuel Energy		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Revenue from external customers	$43,235,065	$53,051,808	$3,579,471	$2,999,463	$12,015,364	$9,441,835	$58,829,900	$65,493,106
Revenue from intersegment	736,527	1,073,530	11,988	-	554,251	759,752	1,302,766	1,833,282
Cost of revenue	28,618,875	34,824,870	3,463,818	2,936,503	9,864,991	7,091,621	41,947,684	44,852,994
Gross profit	14,616,190	18,226,938	115,653	62,960	2,150,373	2,350,214	16,882,216	20,640,112
Interest Expenses	324,643	295,204	85,828	150,685	1,622	88,341	412,093	534,230
Depreciation & amortization	478,400	508,607	72,715	79,293	890,065	919,043	1,441,180	1,506,943
Segment profit	10,235,984	13,759,901	(734,126)	178,931	256,704	778,830	9,758,562	14,717,662
Segment assets	$72,302,734	$64,878,256	$2,071,215	$6,760,386	$7,738,850	$7,069,952	$82,112,799	$78,708,594

Segment information by products for the years ended December 31, 2015 and 2014:

	Cleaning	Purification & Deodorization	Barbecue Charcoal – domestic	Trading	EDLC Carbon	Barbecue Charcoal - international	Total

Year ended December 31, 2015

Revenue	$2,333,883	$32,548,426	$8,352,756	$3,579,471	$11,387,102	$628,262	$58,829,900

Year ended December 31, 2014

Revenue	$2,277,143	$37,475,537	$13,299,128	$2,999,463	$8,630,296	$811,539	$65,493,106

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Year ended December 31,
	2015	2014
Revenue from China	$58,129,408	$64,217,607
Revenue from foreign countries	700,492	1,275,499
Total Revenue	$58,829,900	$65,493,106

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Subsequent events

On August 19, 2015, the Board of Directors of the Company authorized USCNHK to form a wholly-owned subsidiary, Lishui Tantech Energy Tech Co., Ltd. (“Lishui Tantech”). On April 7, 2016, Lishui Tantech was registered in Lishui, China under the PRC law.

On March 1, 2016, Tantech Holdings Ltd. (“Tantech”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Tantech agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement closed on March 1, 2016. Pursuant to the Securities Purchase Agreement, Tantech agrees to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Tantech in the aggregate 1,693,000 shares of Tantech’s common stock (the “Shares”) at USD$4.70 per share for USD$7,957,100.00. There will be 23,293,000 shares of common stock outstanding after the issuance of the shares purchased.

