Form 20-F/A
period 2015-12-31
TANTECH HOLDINGS LTD
filed 2016-10-28
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

While we generate approximately 99% of our revenue from China sources, we export our products through our distributors or exports to other countries. Historically, we have relied on favorable exchange rates between China and other countries to receive more orders from abroad. When Chinese currency appreciates against the U.S. dollar, Japanese yen and Euro, our products become more expensive in countries that use these currencies, and vice versa. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

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

In our consumer product segment, the revenue decreased to approximately $43.2 million in 2015 from approximately $53.1million in 2014. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of deodorizer and bamboo vinegar in 2015. In particular, the revenue from barbecue charcoal for domestic market decreased by approximately $4.9 million in 2015 compared to 2014. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The environmental policies in certain localities has been tightened in Daxinganling Region. Charcoal kilns are gradually shutting down by the government. From 2016, we are no longer able to purchase from our second largest supplier TaheXinzhongda Carbon Co. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years. In 2015, the overall household products sector experienced general slowdown due to weak economy condition in China. Given the nature of our Charcoal Doctor line of products, people are increasingly buying these household products online with unknown brands in order to save money. Therefore, orders from our major customers, which are third party distributors and retail stores, have decreased considerably. We are expecting lower sale volume from our major customers in the coming years until the economy condition has improved. In particular, the revenue from bamboo vinegar products decreased by approximately $2.8 million in 2015 compared to 2014.We sold approximately 0.6 million items of bamboo vinegar products in 2015 compared to approximately 1.6 million items sold in 2014.The revenue from deodorizer products decreased by $1.5 million in 2015 compared to 2014.We sold approximately 4.4 million pieces of air purification products and 7.7 million pieces of deodorizer products in 2015 compared to approximately 4.9 million pieces and 7.9 million pieces sold in 2014. The average selling price of air purification products increased by 11.9% while the average selling price of deodorizer decreased by 6.7% due to the change in product mix.

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

Selling expenses. Selling expenses decreased by approximately $222,000 to approximately $859,000 in 2015compared to approximately $1.1 million in 2014. As a percentage of sales, our selling expenses decreased to 1.5% of revenues in 2015, as compared to 1.7% of revenues in 2014. The decrease in selling expenses was primarily attributable to the decreased promotion expenses, decreased expenses related to export and lower shipping and handling expenses in 2015.Due to the slowdown of our bamboo-based household products, the company has removed our product billboards in several locations in Zhejiang Province. In addition, due to the decreasing sale and direct export volume of our products, in 2015, promotion expenses, export expenses as well as shipping and handling expenses have decreased by approximately 72%, 49%, and 33%, respectively, as compared to 2014.

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

Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms that are over six months but unlikely to default. As of December 31, 2015, only approximately 2% of our outstanding receivable amounts were over one year. Our most recent review of collection information indicated that $27.7 million has been collected by September 30, 2016, which represented66% of the accounts receivable balance as of December 31, 2015. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow but we have not experienced any significant defaults on those long-aging receivable. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.

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

We monitor our advances to suppliers account and the allowance level periodically in order to ensure our methodology used to determine the related allowance is reasonable. Our most recent review of utilization information of our advances to suppliers account indicated that approximately $13.4 million (or 84%) of the advance balances as of December 31, 2015 have been subsequently credited through the receipt of raw materials as of September30, 2016.Based on the result of the review; we believe that our allowance for advances to suppliers as of December 31, 2015 is reasonable.

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

Item 15.	Controls and Procedures.

(a)	Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) as of December 31, 2015. Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) was effective as of December 31, 2015.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

During the year ended December 31, 2015, there was no major change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1(1)	Articles of Association of Tantech Holdings Ltd

1.2.1(1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2(1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1(1)	Specimen Common Share Certificate

8.1(1)	List of subsidiaries.

11.1(2)	Code of Ethics

12.1(3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(1)	Incentive Securities Plan

15.2(4)	Press release dated April 29, 2016 titled “Tantech Holdings Limited Announces Full Year 2015 Financial Results”

101.INS(3)	XBRL Instance Document.

101.SCH(3)	XBRL Taxonomy Extension Schema Document.

101.CAL(3)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(3)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(3)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(3)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

(4)	Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the October 28, 2016.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: October 28, 2016

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

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Year ended December 31,
	2015	2014
Revenue from China Sources	$58,129,408	$64,217,607
Revenue directly from foreign countries	700,492	1,275,499
Total Revenue	$58,829,900	$65,493,106

Approximately $58.1million (99%) of our revenue were generated through Chinese domestic sources. However, approximately $13.3 million (23%) of revenue that were sold through domestic distributor or exporters were sold to end-customers in foreign countries. In effect, approximately 75% of our products are consumed in China and approximately 25% of our products are consumed in foreign countries.

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

