Form 20-F/A
period 2015-12-31
TANTECH HOLDINGS LTD
filed 2016-11-28
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms that are over six months but unlikely to default. As of December 31, 2015, only approximately 2% of our outstanding receivable amounts were over one year. Our most recent review of collection information indicated that $27.7 million has been collected by September 30, 2016, which represented 66% of the accounts receivable balance as of December 31, 2015. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow but we have not experienced any significant defaults on those long-aging receivable. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.

According to our analysis of day’s sales outstanding for years of 2014 and 2015, the two-year average outstanding days for Account Receivable is 244 days, which are represented as following:

	Receivable at year-end	Average Daily Sale	Outstanding Days
2014	$43,567,769	$181,925	239 days
2015	$40,484,871	$163,416	248 days

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

We monitor our advances to suppliers account and the allowance level periodically in order to ensure our methodology used to determine the related allowance is reasonable. Our most recent review of utilization information of our advances to suppliers account indicated that approximately $13.4 million (or 84%) of the advance balances as of December 31, 2015 have been subsequently credited through the receipt of raw materials as of September 30, 2016. Based on the result of the review; we believe that our allowance for advances to suppliers as of December 31, 2015 is reasonable.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) as of December 31, 2015. Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) was ineffective as of December 31, 2015.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2015 considered the following factors:

●	the number of inadequate skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP;

●	the number of adjustments proposed by our independent auditors during our review and annual audit processes; and

●	the impact of these audit adjustments that, if not posted, may have on the overall financial statements.

Based on the above factors, management concluded that our lack of sufficient accounting and finance personnel in the U.S.-GAAP experience is a material weakness in the Company’s internal control over financial reporting as of December 31, 2015.

As a result, the Company has developed remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company has engaged outside professional consultants that are skilled in Section 404 compliance to assist in the designing, implementing, and testing of the internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2016:

●	Development and formalization of key accounting and financial reporting policies and procedures;
●	Identification and documentation of key controls by business process;
●	Enhancement of existing disclosures policies and procedures;
●	Formalization of periodic communication between management and the audit committee; and
●	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1(1)	Articles of Association of Tantech Holdings Ltd

1.2.1(1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2(1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1(1)	Specimen Common Share Certificate

8.1(1)	List of subsidiaries.

11.1(2)	Code of Ethics

12.1(3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(1)	Incentive Securities Plan

15.2(4)	Press release dated April 29, 2016 titled “Tantech Holdings Limited Announces Full Year 2015 Financial Results”

101.INS(4)	XBRL Instance Document.

101.SCH(4)	XBRL Taxonomy Extension Schema Document.

101.CAL(4)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(4)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(4)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(4)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

(4)	Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the November 28, 2016.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: November 28, 2016

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

