Form 20-F/A
period 2015-12-31
TANTECH HOLDINGS LTD
filed 2016-12-21
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 3)

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

Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms that are over six months but unlikely to default. As of December 31, 2015, only approximately 2% of our outstanding receivable amounts were over one year. Our most recent review of collection information indicated that $36.5 million has been collected by November 30, 2016, which represented 87% of the accounts receivable balance as of December 31, 2015. The instances of slow payments and long-aging receivables in 2015 may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the December 21, 2016.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: December 21, 2016

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

