Form 20-F
period 2016-12-31
TANTECH HOLDINGS LTD
filed 2017-05-01
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Qingsong Dong

c/o Zhejiang Tantech Bamboo Technology Co., Ltd .

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

26,811,935

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

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2016	2015
Revenues	$47,666	$58,830
Gross profit	13,544	16,882
Operating expenses	(7,248)	(6,668)
Income from operations	6,295	10,214
Provision for Income taxes	(1,367)	(2,378)
Net income attributable to the noncontrolling interest	(308)	(488)
Net income attributable to common stockholders	$4,299	$8,439

Balance sheet data:

	As of December 31,
	2016	2015
Working capital	$49,560	49,697
Current assets	63,657	63,683
Total assets	94,303	87,075
Current liabilities	14,097	13,986
Total liabilities	14,097	13,986
Total equity	$80,206	73,089

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

	December 31, 2016		December 31, 2015
US$:RMB exchange rate	Period End	$0.1440	Period End	$0.1541
	Average	$0.1506	Average	$0.1606

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated ( www.oanda.com ).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494

2017 (through April 26, 2017)
January	6.8808	6.8974	6.9525	6.8432
February	6.8683	6.8715	6.8836	6.8535
March	6.8905	6.8941	6.9149	6.8676
April (through April 26, 2017)	6.8843	6.8873	6.9088	6.8452

Over the past several years, the Renminbi has moved from a period of strengthening against the dollar to a period of recent weakening against the dollar. Our primary sales outside China occur in Japan, South Korea,Taiwan, the Middle East and Europe, but all such sales outside China are made in U.S. dollars. Following is a chart showing recent changes in the exchange rates between the Renminbi and U.S. dollar.

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

Outstanding bank loans may reduce our available funds.

We have approximately $6.69 million in outstanding bank loans as of December 31, 2016. The loans are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property is worth more than the amount of the total loan amount and we also have approximately $5.9 million in cash and approximately $56.9 million of liquid assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We intend to enter into electric vehicles manufacturing industry. On January 27, 2016, we entered into a framework agreement to acquire Suzhou E Motors Co., Ltd. (“ Suzhou E Motors ”), a specialty electric vehicles manufacturer. Pursuant to this Framework Agreement, we plan to acquire 100% equity interest in Suzhou E Motors with a combination of cash and restricted shares of our common stock. Completion of the transaction is subject to the terms and conditions set forth in a definitive agreement to be negotiated and executed between the Company and the shareholders of Suzhou E Motors.

On May 2, 2016, we entered into a Purchase Agreement with Henglong Chen (the “Seller”) and Suzhou E-Motors, pursuant to which we intends to acquire 100% of the equity interest in Suzhou E Motors. The total purchase price is a total cash consideration of RMB159,000,000 (approximately USD25.2 million) and a share consideration of 3,250,000 restricted stocks of the Registrant.

On December 22, 2016, we entered into a Supplemental Agreement with Suzhou E Motors and the Seller to extend the date of the completion of the acquisition of Suzhou E-Motors to March 31, 2017. We expects the transaction to be consummated by the end of June 2017.

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

Our key customers are principally third party distributors and retail stores in the PRC. For the year ended December 31, 2016, sales to our seven largest customers amounted in the aggregate to approximately 55% of our total revenue. For the year ended December 31, 2015, sales to our seven largest customers amounted in the aggregate to approximately 54% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2016 and 2015, respectively, we had two customers that accounted for 10% or more of our revenues:

	Percentage of Revenues in
Customer Name	Year ended December 31, 2016	Year ended December 31, 2015
Hangzhou Bai De Sheng Ou Ltd.	13.5%	12.3%
Shanghai Hengguan New Materials Co.	13.0%	17.4%

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

Sales of our products through distributors constituted approximately 78% and 65% of our total sales in the years ended 2016 and 2015, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

In 2016, the environmental policies in certain localities has been tightened in Daxinganling Region. Charcoal kilns are gradually being shut down by the government. From then, we are no longer able to purchase from our 2015 second largest supplier Tahe Xingzhongda Carbon Co. During the year ended December 31, 2016, four largest suppliers accounted for approximately 88% of our total purchases. During the year ended December 31, 2015, four largest suppliers accounted for approximately 70.2% of our total purchases. During years ended December 31, 2016, we had four suppliers that accounted for 10% or more of our purchases, respectively:

	Percentage of Purchases in
Supplier Name	Year ended December 31, 2016	Year ended December 31,2015
Zhejiang Longquan Zhixin Trading Co.	32.5%	30.0%
Tahe Xingzhongda Carbon Co.	-%	17.9%
Jingning Juxin Trading Co.	21.8%	5.9%
Wenzhou Changlong Textile Science and Technology Co., Ltd.	19.7%	12.8%
Lishui Hualin Household Co.,Ltd.	13.9%	9.5%

In 2016, we have lost one major supplier. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years.

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

Our business may be negatively affected by low share prices in the stock market.

The trading price of our shares has been in a serious decline over the past year. We encountered over 70% decline in market value since 2016. As of April 2017, the average market capitalization of our company was $32.5 million compared to $118.15 million at the beginning of 2016. Such decline in our shares price could harm investor confidence, affect our ability to retain existing investors, affect our ability to attract potential investors, affect our ability to maintain access to the capital market, or have other material adverse effects on us in ways that are not predictable.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2016 and 2015, we had adjustments of ($5,422,222) and ($3,977,179), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

We have guaranteed the bank loan of a related party, Forasen Group, in the amount of RMB19.35 million on June 25, 2012 and RMB20 million on April 15, 2014. The RMB19.35 million loan was repaid in 2014 and the RMB20 million loan was repaid in June 2015. We also guaranteed Forasen Group’s renewable bank acceptance notes of RMB35.1 million (approximately $5.4 million) on April 8, 2014. The guaranty on the renewable bank acceptance notes will expire in April 2017. We are currently negotiating with the bank to extend guaranty in a reasonable period.

In connection with these guarantees, we pledged our building valued at approximately $4.0 million as collateral for Forasen Group's loans and renewable acceptance notes.

At the time we offered these guarantees, we believed Forasen Group would be able to repay (and would in fact repay) such loans and bank acceptance notes based on the following factors:

1.	Forasen Group, like our Company, is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. For this reason, we are aware that Forasen Group has historically had a strong credit history with the banks with which it does business.

2.	As of December 31, 2016, we understand that Forasen Group had approximately RMB27.8 million in cash, RMB308.4 million in current assets and RMB378.2 million in total assets, compared with approximately RMB181.0 million in current liabilities, RMB35 million in loans and RMB30 million in notes payable, resulting in a current ratio of 1.70 at such date. Moreover, for the year ended December 31, 2016, Forasen Group recorded net income of RMB7.5 million on revenue of RMB767.7 million and gross profit of RMB15.6 million.

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 53.26% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from US$1.00 to US$33.97 per common share, and the last reported trading price on April 25, 2017 was $1.38 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Tantech Charcoal, was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Tantech Energy, was established to research and develop bamboo charcoals application as a carbon component for EDLCs. Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010. In May and December 2016, Zhejiang Tantech Bamboo Technology Co.,Ltd., a USCNHK’s wholly owned subsidiary acquired 100% of Tantech Bamboo’s shares from USCNHK and five individuals.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (“Forasen Group”, which is the former name of Forasen Group Ltd) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

•	April 2016: USCNHK established a whole new subsidiary as “Zhejiang Tantech Bamboo Technology Co.,Ltd.”

•	May 2016: USCNHK transferred 95% ofTantech Bamboo’s sharesit owned to Zhejiang Tantech Bamboo Technology Co.,Ltd. .

•	Dec 2016: Zhejiang Tantech Bamboo Technology Co.,Ltd acquired remaining 5% of Tantech Bamboo’s shares.

B.	Business Overview

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

We provide our charcoal products in the following areas:

We oversee a national sales network that has a presence in 17 cities throughout China. We sell approximately 90% of our products in China, and the remaining 10% of products are sold internationally. We sell products in Japan, South Korea, Taiwan, the Middle East and Europe.

In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of charcoal.

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 54.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB4.6 trillion in 2016 places it as the fourth highest in China in absolute amount.

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

We have relocated all of our production, research and development (“R&D”) and management facilities a newly built production facility in the Shuige Industrial Zone, 20 kilometers from downtown Lishui. The facility covers a land area of37,248 square meters (9.7 acres) and includes two dormitories, a large office and R&D building, two buildings housing Charcoal Doctor production and storage facilities, a five story building for charcoal briquette production, four buildings housing a complete EDLC carbon production line and one inventory warehouse for EDLC carbon raw materials. Facilities boast an array of sophisticated and automated production machinery and a water treatment plant. Gross floor area stands at 51,419 square meters (12.7 acres).

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own fifteen patents in China covering our bamboo charcoal production and EDLC technology.

During the years ended December 31, 2016 and 2015, our three largest suppliers accounted for approximately 74% and 61% of our total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5 – 7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth.

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting.

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO 2 /year, while one hectare of young forest can sequester 15 tons of CO 2 /year.

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

In addition to use as a heating source, bamboo charcoal has applications as an adsorbent, deodorizer, dehumidifier, purifier and electrical conductor. Nonactivated bamboo charcoal is a versatile mineral matter with great porosity and consequently high absorption ability. Bamboo charcoal’s porous surface area makes it an ideal air and water purifying agent, odor absorbent, additive, dehumidifier and electromagnetic wave absorber (electromagnetic waves from computers, mobile telephones and other electronics can be conducted through bamboo charcoal to dissipate their energy in the charcoal pores). While wood charcoal’s surface area may be as low as 20 m 2 /g, bamboo charcoal generally ranges from 200 – 600 m 2 /g, and our company’s EDLC carbon has achieved 2,200 m 2 /g.

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

Supercapacitors refer to high capacitance electrochemical batteries or capacitors. These devices can store more energy (energy density) than a traditional capacitor (but less than a battery) and more power (power density) than a battery bringing significant benefits to both “peak-assist” and “power-assist” applications. Some of the advantages of supercapacitors include:

•	They can be used in conjunction with batteries to increase voltage and energy.

•	There is no chemical reaction, which increases total lifespan and decreases risk of overcharging.

•	They have very low per-cycle costs.

•	Unit costs have decreased significantly in recent years, with 3,000 Farad supercapacitor that cost $50 in 2011 decreasing to $20 by 2016.

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

We first activate charcoal to be used for EDLC carbon purposes and then crush it to an appropriate size for the desired applications. We perform all of these steps in-house on un-activated bamboo charcoal delivered to us. The specific size and characteristics of the charcoal, including porosity, depends on the use intended by the EDLC manufacturer. To produce activated bamboo carbon, we subject carbonized bamboo to a further process involving granulation and high pressure steam injection, which further exposes pores. The surface area to mass ratio of the bamboo charcoal can more than double after activation, and we have achieved a surface area to mass ratio of 2,200 m 2 /g for our EDLC carbon.

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

We expect revenues generated from our charcoal briquette products in oversea market will increase, however we expect total revenue in our charcoal briquette will keep current relevant level in comparison to these other segments and in absolute terms.

Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“ ”, “Tan Boshi” or “Dr. Tan” in Chinese). In processing our charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. We seek to protect and grow our market share pricing our products aggressively, often as much as 10 – 15% below our competitors’ prices. Our Charcoal Doctor gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

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

We have invested heavily in R&D efforts in past years to improve our production process and increase our capacity and efficiency. We only began developing EDLC carbon in 2008 with initial samples being sent to customers in May 2010; it was not until November 2011 that our products were ready for public sale. Thus far our EDLC products have had limited exposure in a market dominated by imports. Our EDLC penetration strategy is based on service and price. We seek to maintain our prices are at a discount of up to 20% from import prices for products of at least equivalent quality. We currently develop three activated carbon compounds:

Raw Materials

Our primary raw material is bamboo charcoal. Each year, we purchase bamboo charcoal locally that has been prepared to our specifications from between 15 and 20 suppliers located in and around Lishui. The majority of such purchases comes from approximately four suppliers. In recent years, due to the rising awareness of environmental protection, the Zhejiang province is taking a series of measures to improve water environment, which has led to a massive closure of small-sized bamboo charcoal manufacturers. In addition, we are unable to purchase wood charcoal briquettes from our last year’s second largest supplier, Tahe Xingzhongda Carbon Co. in 2016, due to shortage of supply. However, we have taken actions to remedy such matters, in particular to our primary raw material, bamboo charcoal. Therefore, we do not expect any shortage supply from bamboo charcoal in coming years.

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

We purchase wood charcoal briquettes from a supplier in Heilongjiang province for use in our OEM BBQ charcoal products. As such products have low technical requirements and are typically used for heating and cooking purposes, we have found that competing on price makes purchasing wood-based charcoal for such purposes suit our customers’ requirements. Our primary source for wood charcoal briquettes, which we rebrand under our Algold brand for sale in China, is Tahe Xingzhongda Carbon Co. in Daxing Anling, Heilongjiang province. In 2016, we were unable to purchase raw material from Tahe Xingzhongda Carbon Co. It caused major decline in our domestic charcoal briquettes sale. While we have adjusted our purchasing strategies to look for alternatives. However, due to tightening environmental control in local authority, we expect the cost of wood charcoal briquettes would increase in the coming years.

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

Distribution Channels and Methods of Competition

International Markets and Customers

Products from all three categories of our products (although not all of our products) are sold directly or indirectly through distributors to international markets. Such exported products include bamboo vinegar, bamboo charcoal purification products, and EDLC carbon. The majority of export items are for non-energy use. Less than 2% of our direct sales are currently international. Including business conducted with domestic distributors, however, we estimate that the percentage of goods sold for export is approximately 10%, with the majority destined for Japan, South Korea and Taiwan.

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

Domestic Markets and Customers

Currently, consumer products are sold via our sales and distribution networks located in 17 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in Changsha, Fuzhou, Lanzhou, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai or Zhengzhou. . In addition, we have a logistics center in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou. Starting from 2016, we intend to sell our products mainly through distributors instead of operating logistics and warehousing facilities internally.

Our Charcoal Doctor brand has been successful in the domestic market, and is sold through many specialty stores and large chain stores and supermarkets.

The following is a list of selected stores and shops that stock our products in China:

Store name	Total Stores	Estimated Number of Stores Carrying Product
Carrefour	280	280
Tesco Supermarket	136	136
CR Vanguard	120	120
RT-Mart (HuaDong)	151	151
Fujian Yonghui Supermarket	98	25
Hangzhou Lianhua	105	105
Zhengzhou Dennis	42	42
Shandong Jiajiayue Group	60	60
RT-Mart (Jinan)	43	43
Lotus	25	25
CenturyMart	25	25
WuMart	22	22
Total	1,107	1,034

We are in the process of expanding our product line to include toilet cleaning and kitchen cleaning products, among others. We believe there will be a high demand for these types of products because of growing awareness of cleanliness and environmental protection, as well as antibacterial products and disinfectants. In addition, we are in the process of restructuring our distribution network in an effort to cut both overall time and costs relating to the sale cycle.

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

BBQ Charcoal

We sell our BBQ charcoal both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Czech Republic	Russia	Other
2016	$192	$515	$311	$104	$147	$—	$47	$—	$—
2015	$8,353	$334	$145	$63	$82	$—	$4	$—	$—
2014	$13,299	$348	$273	$86	$93	$—	$12	$—	$—
2013	$13,272	$187	$212	$68	$77	$—	$15	$—	$—

Charcoal Doctor

We sell our Charcoal Doctor products both domestically and in a variety of international locations.

	China	Japan	Middle East	Germany	Taiwan	South Korea	Other
2016	$36,804	1,783	—	—	671	1,291
2015	$35,306	$1,353	$—	$—	$689	$1,114	$—
2014	$39,086	$1,508	$—	$—	$702	$1,456	$—
2013	$28,188	$1,594	$99	$—	$666	$1,499	$—

EDLC Carbon

We sell substantially all of our EDLC carbon products in China and South Korea.

	China	South Korea
2016	1,042	4,666
2015	$2,332	$9,055
2014	$2,462	$6,168
2013	$1,328	$6,861

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

Awards and Recognition

The Company is fully ISO 9000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts:

2004

•	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

•	Zhejiang Province High Tech Product Award for its Bamboo Vinegar

•	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

45

2006

•	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products

•	Forestry Industry Award for Excellence in Forestry — Liquid Bamboo Vinegar Products (6 th Anniversary)

•	Lishui City Forestry Industry Key Enterprise in Forestry Award

•	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

•	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal

•	Zhejiang Provincial-Level Key Enterprise in Forestry Award

•	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

•	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

•	National Torch Plan Project Certificate for Liquid Bamboo Products

•	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

•	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research

•	Garden Unit Recognition for beautification and ecological efforts

2012

•	Lishui City Recognition for Patent Grants

2013

•	Zhejiang Province High Technology Enterprise Recognition

2014

•	Lishui City Doctoral Working Station

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

During the years ended December 31, 2016 and 2015, we spent $ 479,353 and $1,084,867, respectively, on R&D. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
Purpose	2016	2015
Salaries	$102,623	$115,219
Materials	279,845	418,203
Other	96,885	551,445
Total	$479,353	$1,084,867

In addition to the continuing R&D efforts in the Charcoal Doctor products, we will also focus on the R&D of super capacitor batteries, lithium-ion batteries and special new energy vehicles. In 2017, we expect to invest approximately $1 million in R&D projects, we are in the process of acquiring Suzhou E Motors, a specialty EV manufacturer located in Suzhou, Jiangsu Province. Once the acquisition is completed, our R&D will invest more capital on EVs related projects.

The prospective increase in planned R&D expenses is related to the following initiatives:

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

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Methods and equipment for combustion and distillation	Tantech Bamboo	Invention	Mar. 22,2006	Aug. 25,2024	ZL 200410075047.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Mar. 7, 2007	Apr. 15, 2023	200310116248.6
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Nov. 18,2009	Jan. 24, 2026	ZL 200610049234.0
A door with air treatment function	Tantech Bamboo	Invention	June 15, 2011	Sep. 4, 2028	2008101204443
Method of using biomass as raw materials in manufacturing organic carbon electrodes	Tantech Charcoal	Invention	May 30, 2012	Oct. 20, 2028	200810121556.0
Titanium dioxide manufacturing method	Tantech Charcoal	Invention	July 18, 2012	Dec. 11, 2028	200810162826.2
Aqueous solution EDLC electrode materials performance measurement methodology	Tantech Energy	Invention	Dec. 5, 2012	Aug. 20,2029	200910101640.0
Supercapacitor electric car batteries	Tantech Energy	Utility Model	Dec. 31, 2008	Nov. 21,2017	ZL 200720191201.X
Aqueous solution EDLC electrode materials performance measurement unit apparatus	Tantech Energy	Utility model	May 19, 2010	Aug. 20,2019	200920191752.5
Method for washing electrode active carbon	Tantech Energy	Invention	Sept. 25,2013	Sept. 24,2033	200810121706.8
An equipment of exhaust continuous treatment by activated alkali to manufacture activated charcoal	Tantech Bamboo, Tantech Energy	Utility Model	June 04, 2014	Dec. 08, 2023	ZL2013208001106.2
Methods for destructive distillation and carbonization of bamboo and wood	Tantech Bamboo	Invention	May 17, 2006	April 12,2023	ZL03122806.2
A multi-step continuous activation roller type tunnel furnace	Tantech Energy	Utility Model	Jan. 31, 2016	May 30, 2025	ZL 2015.20365744.3

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

According to the Guidance Catalogue, development of bamboo byproducts ( ) like our products falls in the encouraged category while activated carbon production using raw material of woods or chopped roots ( ) (as opposed to our methods, which use neither) falls in the eliminated category. As a result, government initiatives favor our carbon production methods over methods using wood and wood products.

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for use as carbon in super capacitors.

Intellectual Property Rights Regulations

The State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MIIT in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

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

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

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

Below is a chart representing our current corporate structure:

In the above chart, we provide the Chinese names of our corporate entities. As to THL and USCNHK, both the English and Chinese names are legal corporate names. As to Lishui Tantech, Tantech Bamboo, Tantech Charcoal, Tantech Energy, Tanbo Tech., Tantech Babiku and Lishui Zhongzhu, only our Chinese names are legal corporate names, and the English translations are provided as courtesy translations.

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

On March 1, 2016, THL completed a private placement of 1,693,000 common shares.

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

Tantech Bamboo

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese:  ). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” Tantech Bamboo’s authorized share capital is RMB80 million, of which Lishui Tantech owns 100% interest. Tantech Bamboo has one directors, Zhengyu Wang, who is a PRC citizen.

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

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until between 2051 and 2058. Following is a list of our properties:

Property	Land Use Expiration	Space	Ground Floor Area
No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China (headquarters)	September 23, 2058	51,419m [2]	37,248m [2]
No. 508 Wen San Road, Room 1106, Hangzhou City, Zhejiang Province, People’s Republic of China	June 7, 2051	357m [2]	118m [2]
No. 888 Tianning Street, Lishui City, Zhejiang Province, People’s Republic of China	December 18, 2052	15,208m [2]	13,755m [2]
Total		66,984m [2]	51,120m [2]

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

The following is a list of our sales and distribution networks and logistic center locations.

Location	Lease Expiration	Area

Hangzhou 11F, T3 West, Ruihe Technology Park, No 475 Changhe Rd. Bingjiangqu, Hangzhou	December 2017	300m [2]
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above

Logistics Centers

Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property described above

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

All of our real property and fixed assets are encumbered by secured loans from our creditors. Tantech Bamboo granted the encumbrances on our properties at the Tianning Industrial Zone facility. Tantech Energy granted the encumbrances on our land use right at our Shuige Industrial Zone facility. We have relocated our facilities from our facility on Tianning Street to a new, larger facility on Cen Shan Road. Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility as its office. We have not historically charged Forasen Group for renting this office space. We have referred the matter to our corporate governance committee to determine an appropriate rental fee for this office space. We will base the rental fee on comparable rental spaces in the Lishui area. We are leaving 15,691 square meters of our Tianning Street property vacant and available for rental. The costs to maintain the Tianning property (approximately $19,433 (RMB 121,000) per year), we have no guarantee at this point that we will be able rent the remainder of the property.

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

Non-production properties:

Functional uses and location	Area (m [2] )	Actual used area (m [2] )	Reserved area (m [2] )	Space utilization	Reserved purpose
Office administration, training, product display and so on (First through fourth floors of building No. 1)	4,478	3,359	1,120	75%	Additional offices
Research and development center (Fifth and sixth floors of building No. 1 and building 11)	4,027	1,120	2,907	27.8%	New product development team, EDLC research and development center
Employee dorms (Building No. 9, 10)	7,182	7,182	None	100%	N/A
Other (boiler room, guard room, waste water processing and so on) (Building No. 13 through 16)	218	218	None	100%	N/A

We currently reserve 4,478 m 2  for office administration, training and product display purposes, of which 3,359 m 2  are currently used. We have reserved 1,120 m 2 for additional office space.

Our research and development center consists of 4,027 m 2 , of which we use 1,120 m 2  at present. We plan to use the additional space on the sixth floor of our Shuige Industrial Zone facility for our new product development team when our needs exceed the space provided on the fifth floor, but we do not have a specific time or plan in place for expanding such team. We plan to use the balance of space devoted to this purpose to implement an EDLC research and development center.

We use 218 m 2 for general facility purposes, including our boiler room, guard room and other similar purposes.

Our employee dorms cover 7,182 m 2 , all of which is in use.

Production properties:

Functional uses and location	Area (m [2] )	Actual used area (m [2] )	Reserved area (m [2] )	Space utilization	Current capacity (metric tons) (1)	2013 actual productivity (metric tons)	Capacity utilization		Reserved purpose
Barbecue charcoal production line (Building No. 2)	11,854	5,927	5,927	50%	1,000	309	30.9%		Installation of equipment for production expansion
Solid deodorant and purification product production line (Building No. 3, half of building No. 4)	10,984	10,984	0	100%	20,000	20,949	104.7	%(2)	N/A
Liquid household hygiene product and bamboo vinegar product production line (Half of building No. 4)	3,440	1,720	1,720	50%	5,000	4,091	82.0%		Installation of a new production line
EDLC carbon production line (Building No. 5, 6, 7, 8, 9)	9,098	3,473	5,625	38.2%	500	304	60.8%		Build a production line for 1,000 additional tons of EDLC carbon capacity

(1)	All of our production capacity rates assume 250 working days per year, 8 hours per day. We believe we can increase the number of days worked per year or number of hours worked per day to increase our production capacities if we choose to do so in the future.

(2)	We exceeded 100% utilization rate by operating this production line in excess of the assumed capacity rates.

We have reserved 11,854 m 2  of our Shuige Industrial Zone facility for our barbecue charcoal production line, and currently use 5,927 m 2  of this area. The remaining 5,927 m 2  is reserved for a future production line. In our existing barbecue charcoal production line, we have a current capacity of approximately 1,000 tons per year, and we produced 340 tons of BBQ charcoal in 2015, a capacity utilization rate of 34%.

We have reserved 10,984 m 2  of our Shuige Industrial Zone facility for our solid deodorant and purification product production line. We currently use all of the space. In our existing Charcoal Doctor solid product production line, we have a current capacity of approximately 20,000 tons per year, and we produced 21,500 tons of Charcoal Doctor solid product in 2015, a capacity utilization rate of 107.5%. We exceeded 100% utilization by operating this production line in excess of the assumed capacity rates. If we choose to increase our production capacity in the future, we would need to replace existing production lines with more efficient lines or to expand our space, as we have not reserved space for additional production lines.

We have reserved 3,440 m 2 of our Shuige Industrial Zone facility for our liquid household hygiene product and bamboo vinegar product production line, of which we currently use 1,720 m 2 . The remaining 1,720 m 2  is reserved for installation of a new production line. In the existing production line, we have a current capacity of approximately 5 million units per year, and we produced 3.6 million units of our liquid products in 2015, a capacity utilization rate of 72%.

We have reserved 9,098 m 2  of our Shuige Industrial Zone facility for an EDLC carbon production line, of which we currently use 3,473 m 2 . The remaining 5,625 m 2  is reserved for building another production line to increase capacity by 1,000 tons of EDLC carbon per year. In our existing EDLC carbon production line, we have a current capacity of approximately 500 tons per year, and we produced 367 tons of EDLC carbon product in 2015, a capacity utilization rate of 73.4%.

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

Overview of Company

We are a specialized manufacturer of bamboo charcoal based products with primary business focus in consumer products, EDLC carbon as well as low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Tantech Bamboo. Tantech Bamboo is engaged in the production and distribution of consumer products. Through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Charcoal, we conduct trading business, including the export of charcoal products; through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Energy, we manufacture EDLC carbon; through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Babiku, we manufacture low emission BBQ charcoal.

In the fourth quarter of 2015, we registered two new companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu will be engaged in the production and sales of active charcoal and other products. We plan to use Tanbo Tech to explore business opportunities outside Lishui area.

On May 2, 2016, we entered into a Purchase Agreement with Henglong Chen (the “Seller”) and Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles manufacturer, pursuant to which Tantech BVI originally intended to acquire 100% of the equity interest in Suzhou E Motors. Due to certain government restriction, the Company may not be able to secure 100% interest but instead expects to acquire a majority interest of Suzhou E Motors. The transaction has not been closed yet. We expect it to be completed in the second quarter of 2017.

Our consumer products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor”. Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Consumer products accounted for 83.9% and 73.5% of total revenue for the years ended December 31, 2016 and 2015, respectively.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

Currently, consumer products are sold via our sales and distribution networks located in 17 cities (Changchun, Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Harbin, Jinan, Lanzhou, Lishui, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou). We do not own or lease locations in those cities. We have a logistics centers in Lishui, where our manufacturing is located, and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou.

As of April 2017, Charcoal Doctor products are stocked in over 1,800 supermarkets, department stores, specialty and convenience stores throughout China. We also own and operate two Charcoal Doctor branded retail stores in Lishui. We plan to expand product lines in the coming years to take advantage of the various uses of bamboo charcoal and bamboo vinegar.

EDLC carbon and BBQ charcoal for international market accounted for 14.9% and 20.4% of revenue for the years ended December 31, 2016 and 2015, respectively. We have annual production capacity of 1,000 tons of BBQ charcoal products for international markets and the production lines are fully automated. Major markets for these products are Japan, South Korea, Europe and the Middle East. Our revenue from EDLC carbon and BBQ charcoal may continue to vary depending on the international customers’ response. In particular majority of our EDLC products sold through third party distributors to South Korean market. The recent diplomatic tension between China and South Korea, may further impact on our exports of EDLC products.

Since 2016, foreign large EDLC producers, such as Maxwell and Nesscap started to strengthen cooperation with China’s downstream industry, such as EVs, Natural power generation, Energy recovery, Signal transmission base stations. In recent, Maxwell Technologies and CRRC Corporation Limited also intended to cooperate to monopolize China rail transit super capacitor market. It will strongly impact domestic super capacitor and EDLC producers. Our EDLC carbon is mainly sold in China and distributed to South Korean manufacturers through a Chinese third party distributor. We are experiencing tougher competitions and resulted in lower sales volumes. In 2017, we are looking for investment partnership with technology advancement to utilize our EDLC products.

Our trading business accounted for 1.2% and 6.1% of revenue for the years ended December 31, 2016 and 2015, respectively. Our trading business was mainly related to the export of charcoal products. We established Tantech Charcoal as a trading company for the export of our charcoal products in order to avoid mixing our export sales and our production businesses. Production businesses that are combined with export businesses typically have a higher tax rate than we pay by separating these businesses. By separating the trading business from the production business, we enjoy tax incentives and more streamlined operations. Because of our experience in trading charcoal and in order to improve our cash flows, we also engaged in rubber trading through this entity until September 2013. The profit of our trading business has been relatively low, and in September 2013, we started phrasing out our trades of rubber. While we may have sporadic trades of rubber in the future and while we are still authorized to engage in rubber trading, it will not be a focus of our Company.

We are in the process to transform our business to specialty electric vehicles (EVs) market. However, we expect our sales of consumer products will stabilize in the coming years with the brand awareness and establishment for our bamboo charcoal products. In addition, we are actively seeking partnership to utilize our EDLC products. We expect our acquisition of Suzhou E Motor will be completed in the second quarter of 2017 and we will focus on developing and selling specialty EVs. We expect it will bring strong revenue synergies. If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of consumer products and EDLC carbon. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and EDLC carbon revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

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

Competition in Consumer Product and Energy Segment

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

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

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

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

Results of Operation

Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operation during the fiscal years ended December 31, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$47,666	100%	$58,830	100.0%	$(11,164)	(19.0)%
Cost of revenues	34,122	71.6%	41,948	71.3%	(7,826)	(18.7)%
Gross profit	13,544	28.4%	16,882	28.7%	(3,338)	(19.8)%

Operating expenses
Selling expenses	750	1.6%	859	1.5%	(109)	(12.6)%
General and administrative expenses	6,019	12.6%	4,724	8.0%	1,295	27.4%
Research and development expenses	479	1.0%	1,085	1.8%	(606)	(55.8)%
Total operating expenses	7,248	15.2%	6,668	11.3%	580	8.7%

Income from operations	6,296	13.2%	10,214	17.4%	(3,918)	(38.4)%

Other income (expenses)
Interest income	1	-%	83	0.1%	(82)	(99.2)%
Interest expense	(481)	(1.0)%	(412)	(0.7)%	(69)	16.8%
Government subsidy income	53	0.1%	326	0.6%	(273)	(83.7)%
Other income	106	0.2%	1,093	1.9%	(987)	(90.3)%
Total other income (expense)	(321)	(0.7)%	1,090	1.9%	(1,411)	(129.4)%

Income before income taxes	5,975	12.5%	11,304	19.2%	(5,329)	(47.1)%
Provision for income taxes	(1,367)	(2.9)%	(2,377)	(4.0)%	1,010	(42.5)%

Net income	4,607	9.7%	8,927	15.2%	(4,320)	(48.4)%

Net income attributable to the non-controlling interest	(308)	(0.6)%	(488)	(0.8)%	180	(36.9)%
Net income attributable to common stockholders	4,299	9.0%	8,439	14.3%	(4,140)	(49.1)%

Revenues: Revenues decreased by approximately $11.2 million, or 19.0%, to approximately $47.7 million in 2016 from approximately $58.8 million in 2015. The decrease was attributable to the decreased sales from our biofuel energy segment, trading segment and consumer product segment.

In our consumer product segment, the revenue decreased to approximately $40 million in 2016 from approximately $43.2 million in 2015. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of kitchen and bathroom cleaning products in 2016. In particular, the revenue from combustible charcoal for domestic market decreased by approximately $8.1 million in 2016 compared to 2015. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The environmental policies in certain localities have been tightened in Daxinganling Region. Charcoal kilns are being gradually shut down by the government. As a result, we are no longer able to purchase from our second largest supplier TaheXinzhongda Carbon Co. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years. In 2016, the overall consumer products sector experienced general slowdown due to weak economy condition in China. As a result of the increasing E-commerce awareness and change of shopping habits among younger generations, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from our major customers, which are third party distributors and retail stores, have decreased considerably, that forced us to sell our products in supermarket instead, with a relatively lower sales price.

In our trading segment, the revenue was approximately $0.6 million in 2016, a decrease of 84.5% compared to approximately $3.6 million in 2015. In 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products contributed lower gross margin and disrupted our own branded charcoal products sale. We suspended those sales of charcoal related products in domestic market and increased the exports instead. Therefore, the total sales volume of our trading segment decreased and led to the decreased revenue of trading segment.

In our energy segment, we realized sales of approximately $7.1 million in 2016, a decrease of 40.6% from approximately $12.0 million in 2015. The decrease in sales revenue was primarily attributable to the decreased sales of EDLC carbon in 2016. We sold 220 tons of EDLC carbon in 2016 compared to 367 tons sold in 2015. The average selling price of our EDLC carbon was approximately $25,933 per ton, a decrease of 16.4% from approximately $31,028 per ton in 2015, due to competition and less demand.

Cost of revenues:  Our cost of revenues decreased by approximately $7.8 million or 18.7% to approximately $34.1 million in 2016 from approximately $41.9 million in 2015. As a percentage of revenues, the cost of revenue increased by 0.3% to 71.6% in 2016 from 71.3% in 2015. The increase in cost of revenues as a percentage of revenues in 2016 was primarily attributable to the increased material costs of our air purification, deodorizer and bamboo vinegar products. Cost of revenues in purification and deodorization products section increased by 28.9% compared to 2016.

Gross profit: Our gross profit decreased by approximately $3.3 million, or 19.8% to approximately $13.5 million in 2016 from approximately $16.9 million in 2015. Gross profit margin was 28.4% in 2016, as compared to 28.7% in 2015. The decrease of 0.3 percentage points was primarily attributable to the lower gross profit in our consumer products and energy segment in 2016.

Selling expenses: Selling expenses decreased by approximately $109,000 to approximately $750,000 in 2016 compared to approximately $859,000 in 2015. As a percentage of sales, our selling expenses increased to 1.6% of revenues in 2016, as compared to 1.5% of revenues in 2015. The decrease in selling expenses was primarily attributable to the decreased logistic service expenses, decreased expenses related to export and lower labor expenses in 2016. Due to the decreasing sale and direct export volume of our products, in 2016, logistic service expenses as well as export expenses have decreased by approximately 39% and 31%, respectively, as compared to 2015.

General and administrative expenses:  Our general and administrative expenses increased by approximately $1.3 million or 27.4%, to approximately $6.0 million in 2016 from approximately $4.7 million in 2015. As a percentage of revenues, general and administrative expenses increased by 4.6% to 12.6% in 2016, compared to 8.0% in 2015. The increase was primarily attributable to the following factors:

(a) a decrease in bad debt expenses related to our accounts receivable of approximately $726,000 in 2016. Based on results of aging analysis performed in 2016, we set aside approximately $547,000 as allowance for potentially uncollectable accounts receivable balances. Approximately $748,000 of the accounts receivable balances that we had recorded allowances in prior years were collected in 2016. We reversed the allowance by the same amount and decreased bad debt expenses related to accounts receivable of approximately $217,000. As a result, our bad debt expenses related to accounts receivable decreased by approximately $726,000 in 2016, compared to bad debt expenses related to accounts receivable of approximately $973,000 in 2015.

As a percentage of accounts receivable, our reserve balance decreased by 0.6% to 2.3% as of December 31, 2016 from 2.9% as of December 31, 2015; and

(b) an increase in bad debt expenses related to our advance to suppliers of approximately $1.9 million in 2016 compared to a net decrease in bad debt expenses related to advances to suppliers of approximately $206,000 in 2015. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. We reviewed conditions of each supplier, based on our judgment, we adjusted accordingly in bad debt expenses related to our advances to suppliers in 2016.

As a percentage of advances to suppliers, our reserve balance increased to 10.1% as of December 31, 2016 from 1.9% as of December 31, 2015. The increase in reserve balance as a percentage of advances to suppliers in 2016 was primarily attributable to the increased bad debt expenses we recognized in 2016 as mentioned above; and

(c) an increase in consulting expenses of approximately $329,000, primarily due to the consulting expenses we paid related to the acquisition of Suzhou E-motors.

Research and development expenses:  Our research and development expenses decreased by approximately $606,000 to approximately $0.5 million in 2016 compared to approximately $1.1 million in 2015. The decrease was primarily attributable to the expenditure of approximately $472,000 related to our sponsored R&D project in 2015, and the Company has no such project in 2016. In addition, materials used on R&D project decreased by approximately $138,000 in 2016 compared to 2015.

Interest expenses: Our interest expenses increased by approximately $69,000, or 16.8% to approximately $481,000 in 2016, from approximately $412,000 in 2015. As the outstanding days of short-term bank loans in 2016 are more than that in 2015, we had more interest expenses accrued for bank loans in 2016 compared to 2015.

Government subsidy income:  Our government subsidy income was approximately $53,000 in 2016 compared to approximately $326,000 in 2015. Our government subsidy income in 2016 and 2015 were all granted by local governments in recognizing our achievements in different areas. All subsidies we received in 2016 and 2015 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

In 2016, we received discretionary subsidies from Lishui Science & Technology Bureau. We received $52,597 in the aggregate in grants in 2016. Our 2016 subsidies consisted of the following grants:

Recipient	Tantech Bamboo
Date of grant	7/8/16	12/22/16
Amount (USD)	$22,587	$15,058
Government entity making the grant	Lishui Science & Technology Bureau	Lishui Science & Technology Bureau
Reason for grant	Grant for advanced talents project	Grant for technology development

Recipient	Tantech Charcoal
Date of grant	9/5/16
Amount (USD)	$7,423
Government entity making the grant	Lishui Science & Technology Bureau
Reason for grant	Subsidy for export oriented company

Recipient	Tantech Energy
Date of grant	12/1/16
Amount (USD)	$7,529
Government entity making the grant	Lishui Science & Technology Bureau
Reason for grant	Subsidy for R&D project

In 2015, we received discretionary subsidies from various agencies within Lishui City. We received $326,018 in the aggregate in grants in 2015. Our 2015 subsidies consisted of the following grants:

Recipient	Tantech Bamboo
Date of grant	6/2/15	6/11/15
Amount (USD)	$240,900	$80,300
Government entity making the grant	Lishui City Economy Development Committee	Lishui City Economy Development Committee
Reason for grant	Grant for IPO	Subsidy for export

Recipient	Tantech Bamboo
Date of grant	7/2/15	12/23/15
Amount (USD)	$3,212	$1,606
Government entity making the grant	Lishui Economic Development Zone	Lishui Economic Development Zone
Reason for grant	Grant for growth in business	Subsidy for reducing emission

Other Income:  Other income was approximately $0.1 million and $1.1 million in 2016 and 2015, respectively. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes:  Our income before income taxes was approximately $6.0 million in 2016, a decrease of approximately $5.3 million compared to approximately $11.3 million in 2015. The decrease was primarily attributable to a decrease of approximately $3.3 million in gross profit, an increase of approximately $0.6 million in operating expense and a decrease of approximately $1.4 million in total operating income in 2016 compared to 2015.

Provision for income taxes:  Our provision for income taxes was approximately $1.4 million in 2016, a decrease of approximately $1.0 million or 42.5% from approximately $2.4 million in 2015. The decrease in provision for income taxes was primarily attributable to lower income before income taxes, which was partially offset by a higher effective income tax rate in 2016 compared to 2015.

Net income attributable to common stockholders: Our net income attributable to common stockholders was approximately $4.3 million in 2016, a decrease of approximately $4.1 million from approximately $8.4 million in 2015. The decrease was attributable to the factors described above.

Segment Information

The following tables set forth sales information about our product mix in the years ended December 31, 2016 and 2015, respectively.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31,
	2016		2015
	Revenue	Percentage of Net Revenue	Revenue	Percentage of Net Revenue
Consumer Product	$39,979	83.9%	$43,235	73.5%
Trading	554	1.2%	3,580	6.1%
Energy	7,133	14.9%	12,015	20.4%
	$47,666	100.0%	$58,830	100.0%

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Revenue from the consumer product segment was approximately $40.0 million and $43.2 million for the years ended December 31, 2016 and 2015, respectively. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products under “Charcoal Doctor” brand and barbecue charcoals designed for the domestic market. Revenue of our consumer product segment decreased by approximately $3.2 million in 2016 compared to 2015. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

Cost of revenue for consumer product decreased by approximately $0.9 million to approximately $27.7 million in 2016 compared to $28.6 million in 2015. Gross profit decreased by approximately $2.3 million to approximately $12.3 million in 2016 from approximately $14.6 million in 2015. Gross profit margin was 30.7% in 2016 compared to 33.8% in 2015. The decrease in gross profit margin was primarily attributable to the decreased gross profit in deodorizer products as material costs increased in 2016.

Profit for our consumer product segment decreased by approximately $1.9 million to approximately $8.3 million in 2016 compared to $10.2 million in 2015. The decrease in segment profit was primarily attributable to a decrease in gross profit of approximately $2.4 million, a decrease in government grant income of approximately $284,000, a decrease in other income of approximately $670,000, which were partially offset by a decrease in provision for income taxes of approximately $617,000, a decrease in research and development expenses of approximately $464,000 and a decrease in general and administrative expenses of approximately $255,000 in 2016.

Trading Segment

Our trading segment generated approximately $0.6 million sales revenue in 2016 compared to approximately $3.6 million in 2015. The revenue from this segment was primarily related to the export and wholesale of charcoal products.

Cost of revenue was approximately $448,000 in 2016 compared to approximately $3.5 million in 2015. Gross profit was approximately $106,000 in 2016 compared to approximately $116,000 in 2015. Gross profit margin was 19.1% in 2016 and 3.2% in 2015, respectively. The increase in gross profit margin was primarily attributable to higher profit in our exporting wholesale of charcoal products to foreign customers in 2016.

The loss for our trading segment was approximately $489,000 in 2016, compared to a loss of approximately $734,000 in 2015. The increase in segment profit was primarily attributable to a decrease of approximately $279,000 in general and administrative expenses.

Energy Segment

Our energy segment consists of BBQ charcoal for the international market and EDLC carbon. The revenue from BBQ charcoal was approximately $1.4 million in 2016 compared to approximately $628,000 in 2015. Our self-produced BBQ charcoal was mainly sold in overseas markets where the demand for our products was higher in 2016. The cost for BBQ charcoal for international markets was approximately $966,000 in 2016 compared to approximately $850,000 in 2015, which resulted in a profit of approximately $462,000 in 2016 and a loss of approximately $222,000 in 2015.

We faced heavy competition in the sale of EDLC carbon. In addition, the government subsidies for the new energy industry experienced a serious delay for various reasons. The government released potential policies which increased the standard and examination in this industry (batteries, super capacitors, etc.), which adversely impacted domestic EDLC industry and resulted in lowered sales and shrinking the market. Our sales revenue of EDLC carbon was approximately $5.7 million in 2016, a decrease of approximately $5.7 million or 49.9% compared to sales revenue of approximately $11.4 million in 2015. The gross profit was approximately $724,000 in 2016 compared to approximately $2.4 million in 2015.

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

We recorded a loss of approximately $1.7 million in 2016 compared to a profit of approximately $257,000 in 2015 in our energy segment. The decrease in segment profit was primarily attributable to lower gross profit and an increase in general and administrative expenses of approximately $1.4 million in 2016.

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

As of December 31, 2016, Tantech Bamboo has incurred debt of approximately $2.9 million in a loan from Bank of China Ltd. Lishui Branch, debt of approximately $1.4 million in a loan from Shanghai Pudong Development Bank, and debt of approximately $288,000 from Bank of Hangzhou. Tantech Charcoal incurred debt of approximately $2.1 million in a loan from Bank of China Ltd. Lishui Branch.

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

Years Ended December 31, 2016 and 2015

As of December 31, 2016, we had cash and cash equivalents of approximately $5.9 million. .Our current assets were approximately $63.7 million and our current liabilities were approximately $14.1 million, which resulted in a current ratio of 4.51:1. Total shareholders’ equity as of December, 31 2016 was approximately $80.1 million. The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2016	2015
Net cash provided by (used in) operating activities	$(7,033)	$4,451
Net cash used in investing activities	(1,878)	(7,154)
Net cash provided by financing activities	9,057	8,843
Effect of exchange rate changes on cash	(476)	(282)
Net increase (decrease) in cash	(330)	5,858
Cash, beginning of year	6,273	415
Cash, end of year	$5,943	$6,273

Operating Activities

Net cash used in operating activities was approximately $7.0 million in 2016, compared to cash provided by operating activities of approximately $4.5 million in 2015. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

•	The decrease in net income of approximately by approximately $4.4 million in 2016 compared to 2015;

•	Accounts receivable increased by approximately $3.2 million in 2016 compared to an increase of $213,000 in 2015. Our typical standard payment terms offered to our customers are 3 months. In 2016, we increased sales to large retailers and wholesale clubs, however, they tend to require longer payment terms than 3 months. Considering they are well-established big companies and their default risk is relatively low, we extended their credit terms up to 9 months to 12 months. As a result, accounts receivable turnover decreased in 2016 compared to 2015;

•	Advances to suppliers increased by approximately $11.4 million in 2016 compared to an increase of approximately $5.8 million in 2015. In 2016, we were unable to purchase from our previous second largest supplier TaheXinzhongda Carbon Co. as mentioned above, thus we rely on other two main suppliers. In order to secure stable supply of raw materials, we increased prepayments to them in 2016;

The decrease in net cash provided by operating activities was partially offset by:

•	The increase in allowances for advances to suppliers of approximately $1.9 million in 2016 compared to a net decrease of approximately $9,000 in 2015;

•	The increase in depreciation expense of approximately $1.2 million in 2016 compared to a net increase of approximately $1.2 million in 2015.

Investing Activities

Net cash used in investing activities was approximately $1.9 million in 2016, compared to net cash used in investing activities of approximately $7.2 million in 2015. The decrease in net cash used in investing activities was primarily attributable to deposit made for a business acquisition in 2016 a decrease by about $4.7 million compared with 2015.

Financing Activities

Net cash provided by financing activities was approximately $9.1 million in 2016, compared to net cash provided by financing activities of approximately $8.8 million in 2015. The increase in net cash provided by financing activities in 2016 was primarily attributable to the proceeds received from our private placement of approximately $8.0 million, the net increase of bank borrowings of approximately $7.0 million and the increase in borrowings from bank acceptance notes payable of approximately $4.8 million. The increase was partially offset by an increase in repayments of bank loans of approximately $8.3 million and increase in repayments of bank acceptance notes of $3.0 million.

Our primary source of cash is currently generated from the sales of our products and bank borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of our common stock to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

We repaid approximately $8.3 million and borrowed approximately $7.0 million in bank loans for our working capital needs during the year ended December 31, 2016. We also repaid approximately $3.0 million of bank acceptance notes payable and secured approximately $4.8 million of bank acceptance notes payable in 2016. As a result, the balance of all our bank loans as of December 31, 2016 was approximately $6.7 million. Our outstanding balance of bank acceptance notes was $1.7 million on December 31, 2016.

As of December 31, 2016, the details of all our short-term bank loans are as follow:

(All amounts are in U.S. dollars)

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	2016-06-08 to 2017-06-05	1 year	$2,879,420
2	Short-term bank loan	Shanghai Pudong Development Bank	2016-08-16 to 2017-08-15	1 year	$1,439,710
3	Short-term bank loan	Banks of Hangzhou	2016-03-28 to 2017-03-26	1 year	$287,942
4	Short-term bank loan	Bank of China	2016-05-11 to 2017-05-09	1 year	$2,087,580

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

Obligations Under Material Contracts

Below is a table setting forth all of our contractual obligations as of December 31, 2016, which consists of our short-term and long-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term debt obligations	$6,694,652	$6,694,652	-	-	-
Long-term debt obligations	-	-	-	-	-
Bank acceptance notes payable	1,727,652	1,727,652	-	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	-	-	-	-	-
Loans from third parties	846,837	846,837	-	-	-
Due to related parties	-	-	-	-	-
Total	$9,269,141	$9,269,141	-	-	-

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2016 and December 31, 2015. We are also a party to certain debt agreements that are secured with pledges on our real property in Shuige Industrial Zone facility located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2016 and December 31, 2015.

	As of December 31, 2016	As of December 31, 2015
Statutory Reserves	$6,461,788	$6,401,235
Total Restricted Net Assets	$6,461,788	$6,401,235
Consolidated Net Assets	$80,111,915	$73,089,485
Restricted Net Assets as Percentage of Consolidated Net Assets	8.1%	8.8%

Total restricted net assets accounted for approximately 8.1% of our consolidated net assets as of December 31, 2016. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $11,000 and $243,000 for the years ended December 31, 2016 and 2015, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

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

Off-balance Sheet Commitments and Arrangements

We provided a guaranty on behalf of Forasen Group’s outstanding line of credit of RMB 60,050,000 (equivalent to $8,645,459) by pledging our building with a net book value of approximately RMB 27.54 million (equivalent to $4.0 million) as the collateral for the loan and notes. The guaranty on the line of credit has expired on April 8, 2017. As of today, no additional guarantee was made by the Company.

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

Revenue recognized under FOB destination term accounted for approximately 72% and 68% of our total revenue for the years ended December 31, 2016 and 2015, respectively.

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

As a significant portion of our accounts receivable balances as of December 31, 2016 were from a few large customers who have good payment records and credit history with us, we evaluated the collectability of these accounts and determined whether the allowance was reasonable based on the analysis of these individual accounts.

Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms that are over six months but unlikely to default. As of December 31, 2016, only approximately 3.7% of our outstanding receivable amounts were over one year. Our most recent review of collection information indicated that $8.9 million has been collected by April 30, 2017, which represented 21% of the accounts receivable balance as of December 31, 2016. The instances of slow payments and long-aging receivables in 2016 may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.

According to our analysis of day’s sales outstanding for years of 2015 and 2016, the two-year average outstanding days for Account Receivable is 277 days, which are represented as following:

	Receivable at year-end	Average Daily Sale	Outstanding Days
2015	$40,484,871	$163,416	248 days
2016	$40,640,892	$132,405	307 days

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

Our advances to supplier balances increased in 2016 as we increased raw materials purchases from several of our largest suppliers. Our allowance for advances to suppliers increased by $1.4 million in 2016, as compared to 2015, based on our evaluation of the credit worthiness of our suppliers.

We monitor our advances to suppliers account and the allowance level periodically in order to ensure our methodology used to determine the related allowance is reasonable. Our most recent review of utilization information of our advances to suppliers account indicated that approximately $4.2 million (or 25%) of the advance balances as of December 31, 2016 have been subsequently credited through the receipt of raw materials as of April 30, 2017. Based on the result of the review; we believe that our allowance for advances to suppliers as of December 31, 2016 is reasonable.

While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we had in the past. Our accounts receivable are concentrated in relatively few customers, with three customers accounting for approximately 32% of our total accounts receivable, net as of December 31, 2016 and two customers accounting for approximately 30% of our total accounts receivable, net as of December 31, 2015. A significant change in the liquidity or financial position of our significant customer would require us to increase our allowance for doubtful accounts and negatively affect our working capital.

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

Recently Issued Accounting Pronouncements

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients". The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2016, the FASB has issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB has issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments require an entity to recognize income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and remove the exception to postpone recognition until the asset has been sold to an outside party. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB has issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB has issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of May 1, 2017:

Name	Age	Position(s)

Zhengyu Wang	48	Chairman of Board of Directors and Chief Executive Officer

Zaihua Chen	52	Chief Technical Officer

Jianming Wu	47	Chief Operating Officer

Jing Jin	35	Chief Financial Officer

Qingsong Dong	42	Treasurer

Yefang Zhang	50	Director

Wencai Pan	39	Director (Independent)

Hongdao Qian	52	Director (Independent)

Shudong Wang	66	Director (Independent)

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

Jing Jin  joined Tantech Holdings in May 2016 and has since served as Chief Financial Officer. Prior to joining our company, Mr. Jin served as Senior Adviser for AAIC (Shanghai) Co., Ltd responsible for M&A transaction deals from January 2014 – February 2016. In the meantime, he also served as Project Advisor and Lecturer for Shanghai Golden Education Group. Prior to 2014, he worked in Can-Access Int’l Financial Consultants Ltd, Vancouver as Senior Financial Adviser, responsible for small-medium enterprises’ financing both in private and public. Mr. Jin graduated from Simon Fraser University in June 2008 in Burnaby, Canada with a Bachelor’s degree of Business Administration. He is a licensed CPA in the states of New Hampshire since 2014.

Qingsong Dong  joined Tantech Bamboo in March 2010 and has since served as Company Treasurer. He also served as the Company’s Acting Chief Financial Officer from February 2016 to May 2016. From September 2003 to February 2010, Mr. Dong worked in the Kangchao Group Guangzhou Motorcycle Manufacturing Co., Ltd. as an Accountant and Finance Manager. From February 2003 to September, he worked for Zhejiang Kangli Metal Products Co., Ltd., a subsidiary of Kangchao Group, as an accountant in Hangzhou. From 1998 to 2002, he worked as Assistant Accountant at Dexing Credit Union, in Dexing City, Jiangxi Province. He graduated from the Jiangxi Academy of Finance in June 1998 in Nanchang, Jiangxi Province with a Bachelor’s Degree in Accounting.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2016 and 2015.

	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($)
Zhengyu Wang	2016	35,054	—	1,084	36,138
Chief Executive Officer	2015	38,544	—	1,301	39,845
Jianming Wu	2016	26,291	—	813	27,104
Chief Operating Officer	2015	28,908	—	1,301	30,209
Jing Jin(3)	2016	29,000	—	—	29,000
Chief Financial Officer	2015	—	—	—	—
Zaihua Chen	2016	26,291	—	813	27,104
Chief Technical Officer	2015	28,908	—	1,301	30,209
Qingsong Dong	2016	17,527	—	542	18,069
Acting Chief Financial Officer & Treasurer	2015	19,272	—	1,301	20,573

(1)	No officer received a bonus in 2016.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Mr.Jing Jin joined Tantech Holdings Ltd. on May 2, 2017 as Chief Financial Officer by replacing Mr. Qingsong Dong.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2016 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2016, we had four such director, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2016. Compensation for our Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Wencai Pan	$10,800	$0	$0	$0	$0	$1,200	$12,000
Shudong Wang	$7,835	$0	$0	$0	$0	$1,200	$9,035
Hongdao Qian	$7,835	$0	$0	$0	$0	$1,200	$9,035

C.	Board Practices

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

Mr. Zhengyu Wang currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Wang simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small companylised on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Wang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected and until their successors have been duly elected and qualified. Our CEO, Zhengyu Wang is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors will be entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

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

D.	Employees

Our Employees

As of April 30, 2017, we employ a total of 140 full-time employees in the following functions:

	Number of Employees
Department	April 30 2017	December 31, 2016	December 31, 2015	December 31, 2014
Senior Management	5	5	6	6
Human Resource & Administration	23	23	23	22
Finance	15	12	12	13
Research & Development	14	14	14	15
Production & Procurement	67	57	83	76
Sales & Marketing	19	19	29	47
Total	140	130	167	179

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2016 and 2015, we contributed approximately $110,000 and $121,000 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Zhengyu Wang

We entered into an employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective January 1, 2011. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately RMB240,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Wang.

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

Mr. Wu’s employment agreement is scheduled to expire on February 24, 2017. As of May 1, 2017, no extended employment agreement has been reached. Mr. Wu remains our chief operating officer until further noticed.

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

Jing Jin

We entered into an employment agreement with our chief financial officer, Mr. Jing Jin, effective May 3, 2016 and terminated on April 13, 2019. Under the terms of that employment agreement, Mr. Liang was entitled to the following:

•	Base compensation of $48,000 payable in 12 equal monthly installments of $4,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Jin.

Mr. Jin’s employment agreement is scheduled to expire on April 13, 2019. Mr. Jin’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2017 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 26,811,935 common shares outstanding as of April 30, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the Annual report, we have one (1) shareholder of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Zhengyu Wang (2)	14,280,000	53.26%
Zaihua Chen	—	0.0%
Jianming Wu	—	0.0%
Qingsong Dong	200,000	0.75%
Yefang Zhang (2)	14,280,000	53.26%
Wencai Pan	—	0.0%
Shudong Wang	—	0.0%
Hongdao Qian	—	0.0%
Jing Jin	—	0.0%
All directors and executive officers as a group (five (5) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contain shares and options to purchase 2,160,000 of our common shares, equal to 10% of the number of common shares outstanding as of the public offering.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2017 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 26,811,935 common shares outstanding as of April 30, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the annual report, we have one (1) shareholder of record.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd (2)	14,280,000	53.26%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

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

THL owns 100% of USCNHK, and USCNHK owns 100% of Lishui Tantech which in turn owns 100% of Tantech Bamboo.

In June 24, 2016, Lishui Tantech has entered into an equity purchase agreement with the previous holders of 5% interest of Tantech Bamboo, to purchase the 5% interest of Tantech Bamboo for 1,018,935 shares of THL. The purchase completed in December 2016.

The largest outstanding amount Zhengyu Wang owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil and approximately RMB 1.5 million (approximately $245,000), respectively, representing loans made to Mr. Wang for his business related expenses. As of December 31, 2013, all such amounts have been repaid. The largest outstanding amount our company owed Mr. Wang in the year ended December 31, 2014 was RMB37,870 (equivalent to $6,169), representing payments made by Mr. Wang on the company’s behalf. As of December 31, 2014, such amount has been reimbursed to Mr. Wang.

The largest outstanding amount Yefang Zhang owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil and approximately RMB 2.7 million (approximately $430,000), respectively, representing loans made to Ms. Zhang for her business related expenses. As of December 31, 2013, all such amounts have been repaid.

The largest outstanding amount Wangfeng Yan owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil and approximately RMB 576,000 (approximately $93,000) ,respectively, representing loans made to Mr. Yan for his business related expenses. As of December 31, 2013, all such amounts have been repaid.

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

The largest outstanding amount LJC owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil and approximately RMB44.0 million (approximately $7.1 million), respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of December 31, 2013, all such amounts have been repaid.

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

The largest outstanding amount Forasen Group owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil, approximately RMB 21.0 million (approximately $3.4 million) andapproximately RMB 83.8 million (approximately $13.6 million) , respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2014, all such amounts have been repaid. In the years ended December 31, 2014 and 2013, we purchased $839,059 and $3,622,905, respectively in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen Group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

The largest outstanding amount ZFF owed our company in 2016, 2015, 2014 and 2013 was nil, nil, nil and approximately RMB 19.0 million (approximately $3.1 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of December 31, 2013, all such amounts have been repaid.

The largest outstanding amount HFE owed our company in 2016, 2015, 2014 and 2013 was nil, nil and RMB169,192, respectively, representing loans made to pay for working capital needs of HFE. As of December 31, 2013, all such amounts have been repaid.

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

	Market Price Per Share
	High	Low
Annually
2016	$5.89	$1.88
Quarterly
2016
First Quarter	$5.89	$4.36
Second Quarter	$5.69	$3.23
Third Quarter	$4.36	$1.88
Fourth Quarter	$2.63	$2.00
Monthly:
2016
January	5.47	4.36
February	5.40	4.83
March	$5.89	$4.54
April	$5.69	$4.60
May	$4.63	$3.23
June	$4.40	$3.39
July	$4.36	$3.77
August	$4.10	$3.39
September	$3.41	$1.88
October	$2.63	$2.00
November	$2.47	$2.02
December	$2.41	$2,02
2017 (through April 25, 2017)
January	$2.18	$1.78
February	$1.94	$1.71
March	$1.75	$1.45
April (through April 25, 2017)	$1.47	$1.00

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on March 18, 2015 (File No. 333-198788).

C.	Material contracts

Other than as otherwise disclosedpreviously, we did not have any other materials contracts.

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

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2016.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) as of December 31, 2015. Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) was ineffective as of December 31, 2016.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2016 considered the following factors:

•	the number of inadequate skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP;

•	the number of adjustments proposed by our independent auditors during our review and annual audit processes; and

•	the impact of these audit adjustments that, if not posted, may have on the overall financial statements.

Based on the above factors, management concluded that our lack of sufficient accounting and finance personnel in the U.S.-GAAP experience is a material weakness in the Company’s internal control over financial reporting as of December 31, 2016.

As a result, the Company has developed remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company has engaged outside professional consultants that are skilled in Section 404 compliance to assist in the designing, implementing, and testing of the internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2017:

•	Development and formalization of key accounting and financial reporting policies and procedures;

•	Identification and documentation of key controls by business process;

•	Enhancement of existing disclosures policies and procedures;

•	Formalization of periodic communication between management and the audit committee; and

•	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

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

During the year ended December 31, 2016, there was no major change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees And Services .

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2016. Audit services provided by Friedman LLP for fiscal 2016 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $200,000 and $200,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2016 and 2015.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP’s other fees in fiscal 2016, compared to $50,000 for other services in fiscal 2015, consisting of $50,000 fees in 2015 for the audit of the financial statements of Suzhou E Motors Co., Ltd.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2016 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was 35%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year endedApril 3, 2017.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

4.1 (4)	Purchase Agreement by and among Registrant, Henglong Chen and Suzhou Yimao E-Motors Co., Limited filed under Form 6-K dated May 2, 2016 is incorporated by reference.

4.2 (4)	Long Term Supply Agreement between Registrant and Zhejiang Longquanzhixin Trading Co., Limited, filed under Form 6-K dated December 19, 2016 is incorporated by reference.

8.1 (1)	List of subsidiaries.

11.1 (2)	Code of Ethics

12.1 (3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 (3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 (3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 (3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	Incentive Securities Plan

15.2 (3)	Press release dated May 1, 2017 titled “Tantech Holdings Limited Announces Full Year 2016 Financial Results”

101.INS (3)	XBRL Instance Document.

101.SCH (3)	XBRL Taxonomy Extension Schema Document.

101.CAL (3)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF (3)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB (3)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE (3)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

(4)	Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on May 1, 2017.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: May 1, 2017

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Tantech Holdings Ltd.

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, NY

May 1, 2017

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$5,942,842	$6,273,389
Restricted cash	328,254	-
Accounts receivable, net	40,640,892	40,484,871
Inventories, net	1,198,750	1,097,048
Advances to suppliers, net	14,794,551	15,597,108
Prepaid value-added taxes	680,857	110,173
Other receivables , net	70,683	120,661
Total current assets	63,656,829	63,683,250

Property, plant and equipment, net	9,269,834	11,118,635

Other Assets
Advances to suppliers	8,638,260	-
Deferred tax assets	94,153	-
Intangible assets, net	1,788,178	2,102,507
Deposit for asset acquisition	431,913	2,465,600
Deposit for business acquisition	10,423,500	7,705,000
Total Assets	$94,302,667	$87,074,992

Liabilities and Equity
Current Liabilities
Short-term bank loans	$6,694,652	$8,444,680
Bank acceptance notes payable	1,727,652	-
Accounts payable	1,947,558	3,072,368
Customer deposits	799,510	606,029
Taxes payable	720,492	804,270
Due to third parties	846,837	-
Accrued liabilities and other payables	1,359,897	1,058,160
Total current liabilities	14,096,598	13,985,507

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
26,811,935 and 21,600,000 shares issued and 24,311,935 and 21,600,000
shares outstanding	24,312	21,600
Additional paid-in capital	26,603,511	15,134,752
Statutory reserves	6,461,788	6,401,235
Retained earnings	52,589,154	48,350,456
Accumulated other comprehensive loss	(5,472,696)	(262,900)
Total Stockholders' Equity	80,206,069	69,645,143
Noncontrolling interest	-	3,444,342
Total Equity	80,206,069	73,089,485
Total Liabilities and Equity	$94,302,667	$87,074,992

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2016	2015

Revenues	$47,665,674	$58,829,900

Cost of revenues	34,121,894	41,947,684

Gross Profit	13,543,780	16,882,216

Operating expenses
Selling expenses	750,450	859,200
General and administrative expenses	6,018,486	4,723,707
Research and development expenses	479,353	1,084,867
Total operating expenses	7,248,289	6,667,774

Income from operations	6,295,491	10,214,442

Other income (expenses)
Interest income	678	82,712
Interest expense	(480,149)	(412,358)
Government subsidy income	52,597	326,018
Other income, net	106,346	1,093,654
Total other income (expenses)	(320,528)	1,090,026

Income before income taxes	5,974,963	11,304,468

Provision for income taxes	1,367,270	2,377,715

Net income	4,607,693	8,926,753

Less: Net income attributable to the noncontrolling interest	(308,442)	(487,928)

Net income attributable to common stockholders	$4,299,251	$8,438,825

Net income	4,607,693	8,926,753
Other comprehensive income:
Foreign currency translation losses	(5,448,209)	(3,977,179)

Comprehensive income (loss)	(840,516)	4,949,574

Less: Comprehensive income attributable to
noncontrolling interest	(70,029)	(289,069)

Comprehensive income (loss) attributable to common stockholders	$(910,545)	$4,660,505

Earnings Per share -Basic and Diluted	$0.19	$0.40

Weighted Average Shares Outstanding - Basic and diluted	23,019,185	21,240,548

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2016 and 2015

(In US Dollars)

				Accumulated
			Additional	Other			Non
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Total
	Shares	Shares	Capital	Income	Reserves	Earnings	Interest	Equity
Balance at January 1, 2015	20,000,000	$20,000	$9,473,230	$3,515,420	$5,377,637	$40,935,229	$3,155,273	$62,476,789

Issuance of common stock, net of issuance costs of $736,878	1,600,000	1,600	5,661,522	-	-	-	-	5,663,122
Issuance of common stock under service agreements	1,200,000	1,200	17,026,800	-	-	-	-	17,028,000
Cancellation of common stock upon termination of service agreements	(1,200,000)	(1,200)	(17,026,800)	-	-	-	-	(17,028,000)
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	1,023,598	(1,023,598)	-	-
Foreign currency translation losses	-	-	-	(3,778,320)	-	-	(198,859)	(3,977,179)
Net income for the year	-	-	-	-	-	8,438,825	487,928	8,926,753

Balance at December 31, 2015	21,600,000	$21,600	$15,134,752	$(262,900)	$6,401,235	$48,350,456	$3,444,342	$73,089,485

Issuance of common stock	1,693,000	1,693	7,955,407	-	-	-	-	7,957,100
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	60,553	(60,553)		-
Foreign currency translation losses	-	-	-	(5,209,796)	-	-	(238,413)	(5,448,209)
Net income for the year	-	-	-	-	-	4,299,251	308,442	4,607,693
Stock issuance for minority interest buyback	1,018,935	1,019	2,159,123	-	-	-	(2,160,142)	-
Gain on minority interest buyback	-	-	1,354,229	-	-	-	(1,354,229)	-

Balance at December 31, 2016	24,311,935	$24,312	$26,603,511	$(5,472,696)	$6,461,788	$52,589,154	$-	$80,206,069

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended December 31,
	2016	2015
Cash flows from operating activities

Net income	$4,607,693	$8,926,753
Adjustments to reconcile net income to net cash
provided by operating activities:
Allowance for doubtful accounts - accounts receivable	246,204	972,642
Allowance (recovery) for doubtful accounts - advance to suppliers	1,899,004	(8,547)
Allowances for bad debts - loan to third parties	59,742	-
Inventory reserve (recovery)	(84,414)	156,775
Depreciation expense	1,180,090	1,244,154
Decrease (increase) in deferred tax asset	(98,473)	163,987
Amortization of intangible asset	184,213	197,026
Changes in operating assets and liabilities:
Accounts receivable	(3,192,557)	(212,550)
Advances to suppliers	(11,438,701)	(5,762,321)
Inventory	(97,373)	20,295
Other receivables	(11,192)	(49,507)
Accounts payable	(965,208)	(486,409)
Customer deposits	244,020	76,546
Taxes payable	87,175	(1,516,651)
Accrued liabilities and other payables	346,725	728,339
Net cash provided by operating activities	(7,033,052)	4,450,532

Cash flows from investing activities
Additions to property, plant and equipment	(10,819)	(242,552)
Proceeds from disposal of property, plant and equipment	-	32,940
Changes in deposit for asset acquisiton	1,505,770	1,085,752
Deposit for business acquisiton	(3,372,925)	(8,030,000)
Net cash used in investing activities	(1,877,974)	(7,153,860)

Cash flows from financing activities
Changes in restricted cash	(343,316)	3,533,200
Proceeds from third party loan	885,694	-
Proceeds from Bankers acceptance notes payable	4,818,464	2,248,400
Repayments of Bankers acceptance notes payable	(3,011,540)	(9,314,800)
Proceeds from bank loans	7,001,831	12,012,880
Repayments of bank loans	(8,251,620)	(5,299,800)
Net proceeds from stock issuance	7,957,100	5,663,122
Net cash provided by financing activities	9,056,613	8,843,002

Effect of exchange rate changes on cash and cash equivalents	(476,134)	(281,560)

Net increase (decrease) in cash and cash equivalents	(330,547)	5,858,114

Cash and cash equivalents, beginning of year	6,273,389	415,275

Cash and cash equivalents, end of year	$5,942,842	$6,273,389

Supplemental disclosure information:
Income taxes paid	$696,435	$2,892,808
Interest paid	$261,625	$411,805

Supplemental non-cash financing activity:
Common shares issued for Minority interest buyback	$2,160,142	$-

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010. Through its 100% owned subsidiary in Hong Kong, USCNHK Group Limited (“USCNHK”), its 100% owned operating subsidiaries located in the People’s Republic of China (“China” or “PRC”), Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo” or “Bamboo”), Tantech is engaged in the research and development, production and distribution of various products made from bamboo.

In addition, Tantech Bamboo also has five wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”), Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), LishuiZhongzhu Charcoal Co., Ltd. (“LishuiZhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Tantech Charcoal conducts trading business, including the export of charcoal products; Tantech Energy is engaged in the manufacturing of EDLC carbon and low emission barbecue (“BBQ”) charcoal; Tantech Babiku, established by Tantech Bamboo on October 20, 2015, conducts BBQ charcoal business and Tantech Energy is currently in the process of transferring its low emission BBQ charcoal business to Tantech Babiku. Lishui Zhongzhu, established by Tantech Bamboo on November 18, 2015, is engaged in the production and sales of active charcoal and other products. Tanbo Tech, another new entity established by Tantech Bamboo on December 8, 2015, plans to explore business opportunities outside Lishui area.

On August 19, 2015, the Board of Directors of the Company authorized USCNHK to form a wholly-owned subsidiary, LishuiTantech Energy Tech Co., Ltd. (“LishuiTantech”), as a holding company to hold its 95% equity interest in Tantech Bamboo. On April 7, 2016, LishuiTantech was registered in Lishui, China under the PRC law. On June 24, 2016, Tantech BVI, through LishuiTantech, entered into an equity purchase agreement with the five individual holders of the remaining 5% interest of Tantech Bamboo, to acquire the 5% interest of Tantech Bamboo for 1,018,935 shares of the Company’s common stock. The transfer of the 5% equity interest was completed on December 28, 2016.

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, USCNHK, LishuiTantech, Tantech Bamboo and its wholly owned subsidiaries, Tantech Charcoal, Tantech Energy, Tantech Babiku and Tanbo Tech (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

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

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 19% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

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

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Seasonality

The Company’s sales have seasonality, with low sales volume in January and February, and high sales volume in November and December. The sales between March and September do not follow any seasonal pattern. The seasonality is mainly due to China’s biggest sales season of the year, the Spring Festival, which usually falls between January and February. Before the Spring Festival, supermarkets usually increase their purchases to prepare for the holiday sale. The Company’s main customers are supermarkets and chain stores, who increase purchases from the Company in November and December in preparation for the annual sale.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria, as related to the Company’s revenue, are considered to have been met as follows:

Upon sales of products, the delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. Revenue recognized under such method accounted for approximately 72% and 68% of its total revenue for the years ended December 31, 2016 and 2015, respectively.

Under both cases, the risk of loss and/or title of goods passes to the customer at the time of delivery. The Company does not recognize any revenue for any sale arrangements that do not transfer title and/or risk of loss. The Company’s sales cutoff for both methods is evidenced by the receipt of goods delivery either signed by the shipping company or the customer acknowledging the receipt of goods. Such document is used as the proof of transfer of title and/or risk of loss.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The exchange rates in effect as of December 31, 2016 and December 31, 2015 were RMB 1 for $0.1440 and $0.1541, respectively. The average exchange rates for the years ended December 31, 2016 and 2015 were RMB 1 for $0.1506 and $0.1606, respectively.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2016 and 2015. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2016 and 2015. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets

Risks and Uncertainties

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Recent accounting pronouncements

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients". The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 In August 2016, the FASB has issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB has issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments require an entity to recognize income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and remove the exception to postpone recognition until the asset has been sold to an outside party. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB has issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB has issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31 2016	December 31, 2015

Accounts receivable	$41,577,348	$41,709,235
Allowance for doubtful accounts	(936,456)	(1,224,364)

Accounts receivable, net	$40,640,892	$40,484,871

Approximately 21% of the accounts receivable balances (equivalent to approximately $8.9 million) as of December 31, 2016 have been collected by March 31, 2017.

An analysis of the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 is as follows:

	Years ended December 31,
	2016	2015
Balance at beginning of year	$1,224,364	$307,710
Addition to doubtful accounts expense	547,176	1,033,782
Deduction – collection of doubtful accounts	(748,241)	(106,246)
Translation adjustments	(86,843)	(10,882)

Balance at end of year	$936,456	$1,224,364

Note 4 – Inventory

Inventory consisted of the following:

	December 31, 2016	December 31, 2015

Raw materials	$822,538	$539,704
Finished products	282,783	533,831
Work in process	153,261	173,943
Subtotal	1,258,582	1,247,478
Inventory reserve	(59,832)	(150,430)
Total	$1,198,750	$1,097,048

Note 5 – Advances to suppliers

Advances to suppliers - current

	December 31, 2016	December 31, 2015

Advances to suppliers	$16,465,072	$15,904,023
Allowance for doubtful accounts	(1,670,521)	(306,915)
Advances to suppliers, net	$14,794,551	$15,597,108

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 is as follows:

	Years ended December 31,
	2016	2015
Balance at beginning of year	$306,915	$333,110
Addition to doubtful accounts expense	1,458,381	35,355
Deduction – utilization or return of advances	(22,141)	(46,042)
Translation adjustments	(72,634)	(15,508)
Balance at end of year	$1,670,521	$306,915

Advances to suppliers - long term

	December 31, 2016	December 31, 2015

Zhejiang Longquanzhixin Commercial & Trade Co., Ltd	$8,638,260	$-
Advances to suppliers - long term, net	$8,638,260	$-

Long-term advances to suppliers represent prepayments made to ensure continuous high quality supply and favorable purchase prices. On December 15, 2016, the Company entered into a long-term supply agreement with Zhejiang Longquanzhixin Commercial & Trade Co., Ltd. (“ZLCT”) to make an additional advance payment of RMB 60,000,000 (approximately $8,638,260). The purpose of the prepayment is to support ZLCT to purchase local bamboo forests (approximately 1,650 acres) and expand its operations. Meanwhile, the Company is guaranteed to receive steady supplies from ZLCT of minimum 13,000 tons of charcoal raw material annually with a fixed purchase price for the next three years. Advances will be offset through bamboo raw material purchases until the advances are fully utilized.

Note 6 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2016	December 31, 2015

Building	$11,936,896	$12,776,709
Machinery and Production equipment	2,795,133	2,982,759
Electronic equipment	236,890	251,508
Office equipment	46,988	50,294
Automobiles	212,167	227,094

Subtotal	15,228,074	16,288,364
Accumulated depreciation	(5,958,240)	(5,169,729)

Total	$9,269,834	$11,118,635

Depreciation expense was $1,180,090 and $1,244,154 for the years ended December 31, 2016 and 2015, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Intangible assets, net

	December 31, 2016	December 31, 2015

Software	$702,666	$752,101
Land use rights	1,857,410	1,988,087

Total	2,560,076	2,740,188
Less: Accumulated amortization	(771,898)	(637,681)

Intangible assets, net	$1,788,178	$2,102,507

There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2016 and 2015, land use rights with net book value of $1,522,564 and $1,669,445, respectively, were pledged as collateral for bank loans.

The land use rights are amortized over 50 years and the software is amortized over 5 years. Amortization expense for intangible assets for the years ended December 31, 2016 and 2015 totaled $184,213 and $197,026, respectively.

Note 8 – Deposit for business acquisition

On May 2, 2016, Tantech BVI entered into a Purchase Agreement with Henglong Chen (“Seller”) and Suzhou E-Motors Co., Limited (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, pursuant to which Tantech BVI originally intended to acquire 100% of the equity interest in Suzhou E Motors. Due to certain government restriction the Company may not be able to secure a 100% interest, but instead expects to acquire a majority interest of Suzhou E Motors. The total proposed purchase price originally consisted of cash consideration totaling Chinese Renminbi (“RMB”) 159,000,000 (approximately $24 million) and share consideration of 3,250,000 restricted stocks of Tantech BVI. As of date of this report, the Company has paid RMB 72,400,000 (approximately $10.4 million) in cash and issued 2,500,000 share of Tantech’s common stock to Seller, in order to lock in the acquisition. The shares issued are restrictive for a minimum of twelve months after the completion of the acquisition and subject to Board approval for resale. The shares issued are considered held in escrow and the final number of shares as a part of the consideration may be subject to change. The Company did not record the value of the stocks issued as a part of deposits made for the acquisition because the final price and interest to be acquired have not been determined. The Company expects to close the transaction by the second quarter of 2017. The cash deposit made will be deducted from the final cash consideration to be made.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Short-term bank loans

On May 12, 2015, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 14.8 million (equivalent of $2,280,680) for a year with fixed annual interest rate of 5.41%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Bamboo, two related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was repaid on May 10, 2016.

On August 17, 2015, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow RMB 20 million (equivalent of $3,082,000) for a year with fixed annual interest rate of 6.305%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Energy and three related parties, Yefang Zhang, Zhengyu Wang and Forasen Group. The loan was repaid on August 15, 2016.

On December 16, 2015, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 20 million (equivalent of $3,082,000) for six months with a fixed annual interest rate of 5.66%. The purpose of the loan is to fund working capital needs. The loan was pledged by the Company's building and land use rights and guaranteed by two related parties, Lishui Jiuanju Trading Co., Ltd. and Zhengyu Wang. The loan was repaid on June 6, 2016.

On March 28, 2016, the Company entered into a short-term loan agreement with Hangzhou Bank (Lishui Branch) to borrow RMB 2 million (equivalent of $287,942) for a year with fixed annual interest rate of 4.35%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by a third party, China Pacific Property Insurance Co. Ltd. The loan was repaid on maturity date.

On May 10, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 14.5 million (equivalent of $2,087,580) for a year with fixed annual interest rate of 5.88%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Bamboo, two related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd.

On June 6, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 20 million (equivalent of $2,879,420) for a year with a floating rate, the annual rate as of the period ended is 5.66%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by two related parties, Lishui Jiuanju Trading Co., Ltd. and Zhengyu Wang.

On August 16, 2016, Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow RMB 10 million (equivalent of $1,439,710) for a year with fixed annual interest rate of 5.046%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by Tantech Energy and three related parties, Yefang Zhang, Zhengyu Wang and Forasen Group.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of one year. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2016 and 2015, deposits of $328,254 and $nil were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31, 2016	December 31, 2015

Bank acceptance notes payable issued by Bank of Hangzhou Lishui Branch	(a)	$287,942	$-

Letter of credit issued by Shanghai Pudong Development Bank Lishui Branch	(b)	1,439,710	-

Total		$1,727,652	$-

(a)	Bank acceptance notes payable issued by Bank of Hangzhou, Lishui Branch have due date of March 21, 2017. The Company is required to maintain cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. The note payable was repaid when due.

(b)	Letter of credit issued by Shanghai Pudong Development Bank, Lishui Branch have due date of August 16, 2017. The letter of credit is guaranteed by a land use right and a building with a total carrying value of $4.0 million and three related parties, Forasen Group, Zhengyu Wang, and Yefang Zhang.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Commitments and Contingencies

Guaranty provided for related party

The Company provided a guaranty on behalf of Forasen Group’s outstanding line of credit of RMB 60,050,000 (equivalent to $8,645,459) by pledging the Company’s building with a net book value of approximately RMB 27.54 million (equivalent to $4.0 million) as the collateral for the loan and notes. The guaranty on the line of credit expired on April 8, 2017.

Note 12 – Stockholders’ equity

On March 4, 2016, the Company issued a total of 1,693,000 shares of its common stock at $4.70 per share for $7,957,100 to various purchasers in a private placement transaction.

On May 30, 2016, in anticipation of the acquisition of Suzhou E Motors, the Company issued 2,500,000 shares of its common stock to the Seller of Suzhou E Motors. These shares are restricted for minimum twelve months after the completion of the acquisition. The Company is negotiating with owners of Suzhou E-Motors on the final terms and percentage of the equity interest to be acquired. The final number of shares as a part of the consideration may be subject to adjustment. Since the acquisition is not completed yet, the Company treats these shares as if they were in escrow. These shares are excluded from the number of the outstanding shares as well as from the calculation of the weighted average shares outstanding.

On December 28, 2016, the Company issued 1,018,935 shares of the Company’s common stock to acquire the 5% minority interest of Tantech Bamboo from five individual holders. Please refer to Note 14.

As of December 31, 2016, there were 26,811,935 shares common stock issued but only 24,311,935 considered outstanding. The difference represents 2,500,000 shares held in escrow in connection with the business acquisition transaction (see Note 8).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Acquisition of minority interest

On June 24, 2016, Tantech BVI, through its wholly owned subsidiary, Lishui Tantech, entered into an equity purchase agreement with the five individuals who holds the 5% equity interest of Tantech Bamboo. Pursuant to the equity purchase agreement, Tantech BVI issued 1,018,935 shares of the Company’s common stock in consideration for the 5% equity interest of Tantech Bamboo. The transaction was consummated on December 28, 2016. Upon the completion of the acquisition, Tantech BVI’s equity interest in Tantech Bamboo increased from 95% to 100%. Since Tantech BVI retains its control over Tantech Bamboo before and after the acquisition of minority interest, this change in the parent’s ownership interest shall be accounted for as an equity transaction in accordance with FASB ASC 810-10-45. No gain or loss was recognized in the consolidated net income or comprehensive income. The carrying amount of the previous non-controlling interest was adjusted to reflect the change in its ownership interest in Tantech Bamboo. The difference between the fair value of the common stocks issued and the amount by which the minority interest was adjusted was recorded as additional paid in capital.

Note 14 – Taxes

Taxes Payable

Taxes payable as of December 31, 2016 and 2015 consist of the following:

	December 31, 2016	December 31, 2015

Corporation income tax payable	441,084	687,745
Other tax payable	279,408	116,525

Total	$720,492	$804,270

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company.

Tantech Energy was registered in the PRC and is also subject to corporate income tax at a reduced rate of 15% starting from 2013 when it was approved by local government as a high-tech company.

Tantech Charcoal, Tantech Babiku and Tanbo Tech are all subject to income tax at unified rate of 25%.

The impact of the tax holidays noted above decreased foreign taxes by $906,131 and $1,356,536 for the years ended December 31, 2016 and 2015, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.03 and $0.06 for the years ended December 31, 2016 and 2015, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015
Statutory PRC income tax rate	25%	25%
Favorable tax rate impact (a)	(15%)	(12)%
Permanent difference	7%	5%
Changes of deferred tax assets valuation allowances	6%	3%
Total	23%	21%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Two of the Company’s subsidiaries, Tantech Bamboo and Tantech Energy are subject to tax rate of 15%.

The provision for income tax consisted of the following:

	Years ended December 31,
	2016	2015
Current	$1,465,744	$2,377,715
Deferred	(98,474)	-
Total	$1,367,270	$2,377,715

Significant components of deferred tax assets are as follows:

	December 31, 2016	December 31, 2015

Allowance for doubtful accounts and other reserves	$564,556	$324,053
Accumulated depreciation	-	72,834
Valuation allowance	(470,403)	(396,887)
Total	$94,153	$-

At December 31, 2016, the Company has provided valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2016 and 2015, the valuation allowance was $470,403 and $396,887, respectively, and the net change in the valuation allowance was increased to $73,516 for the year ended December 31, 2016. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 15 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the years ended December 31, 2016 and 2015, two major customers accounted for approximately 27% and 29% of the Company’s total sales, respectively.

As of December 31, 2016 and 2015, three customers accounted for approximately 33% and two customers accounted for approximately 30% of the Company’s accounts receivable balance, respectively.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the years ended December 31, 2016 and 2015, four major suppliers accounted for approximately 88% and three major suppliers accounted for approximately 61% of the Company’s total purchases, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of consumer products, trading and biofuel energy products. As such, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, trading and biofuel energy Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts rubber and other trading businesses. Biofuel energy segment produces and sells BBQ charcoal to customers in Asia, Europe and North America and produces and sells bamboo-based fuel for Electric Double Layer Capacitor.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker.

The following table presents summary information by segment for the years ended December 31, 2016 and 2015, respectively.

	Consumer product		Trading		Biofuel Energy		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from external customers	$39,978,902	$43,235,065	$553,693	$3,579,471	$7,133,079	$12,015,364	47,665,674	$58,829,900
Revenue from intersegment	576,302	736,527	12,345	11,988	1,077,840	554,251	1,666,487	$1,302,766
Cost of revenue	27,450,566	28,618,875	25,504	3,463,818	6,645,824	9,864,991	34,121,894	$41,947,684
Gross profit	12,528,336	14,616,190	528,189	115,653	487,255	2,150,373	13,543,780	$16,882,216
Interest Expenses	341,697	324,643	128,959	85,828	7,938	1,622	478,594	$412,093
Depreciation & amortization	453,671	478,400	51,141	72,715	859,491	890,065	1,364,303	$1,441,180
Segment profit	8,245,282	10,235,984	(149,755)	(734,126)	(2,388,673)	256,704	5,706,854	$9,758,562

Segment information by products for the years ended December 31, 2016 and 2015:

		Purification &	Barbecue Charcoal –			Barbecue Charcoal -
	Cleaning	Deodorization	domestic	Trading	EDLC Carbon	international	Total
Tweleve months ended December 31, 2016
Revenue	$2,224,108	$37,562,996	$191,798	$553,693	$5,705,202	$1,427,877	$47,665,674
Tweleve months ended December 31, 2015
Revenue	$2,333,883	$32,548,426	$8,352,756	$3,579,471	$11,387,102	$628,262	$58,829,900

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2016	2015
Revenue from China	$47,109,549	$58,129,408
Revenue directly from foreign countries	556,125	700,492
Total Revenue	$47,665,674	$58,829,900

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approximately $47.1 million (99%) of the Company’s revenue was generated through Chinese domestic sources. However, approximately $4.07 million (9%) of revenue that was sold through a domestic distributor or exporters were sold to end-customers in foreign countries. In effect, approximately 90% of our products are consumed in China and approximately 10% of our products are consumed in foreign countries.

Note 17 – Subsequent Events

On February 9, 2017, the Company entered into a Convertible Note Agreement with ARC Capital Ltd. to secure a loan for $2,000,000, which can be converted into the Company’s common stock after six months following the effective date, at a conversion price which is 85% of the 15 trading day average closing price of the Company’s common stock prior to the date of Tantech receiving Notice of Conversion by Note Holder. The conversion price shall, under no circumstances, be lower than the average closing price of the 10 trading days prior to the date of signing of this Agreement. The term of the loan is one year and the interest rate is 7% per annum payable at the maturity date, which rate can be increased to 10% per annum subject to the agreement stated.

