Form 20-F
period 2017-12-31
TANTECH HOLDINGS LTD
filed 2018-05-11
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-36885

TANTECH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s
Republic of China

(Address of principal executive offices)

Mr. Jing Jin

c/o Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China

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

28,703,242

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act      ☐

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

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2017, 2016 and 2015. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2017	2016	2015
Revenues	$43,084	$40,533	$46,815
Gross profit	10,678	13,057	14,732
Operating expenses	6,071	4,450	6,665
Income from continuing operations before income taxes	4,510	8,289	9,153
Provision for Income taxes	1,528	1,367	2,116
Net loss (income) attributable to the non-controlling interest	754	(308)	(488)
Net income attributable to common stockholders	$3,767	$4,299	$8,439

Balance sheet data:

	As of December 31,
	2017	2016	2015
Working capital	$62,456	$49,560	$49,697
Current assets	89,245	63,659	62,683
Total assets	138,487	94,303	87,075
Current liabilities	26,789	14,097	13,986
Total liabilities	28,875	14,097	13,986
Total equity	$109,612	$80,206	$73,089

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

	December 31, 2017		December 31, 2016		December 31, 2015
US$:RMB exchange rate	Period End	$0.1537	Period End	$0.1440	Period End	$0.1541
	Average	$0.1478	Average	$0.1506	Average	$0.1606

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5063	6.7569	6.9575	6.4773
2018 (through April 26, 2018)	6.2725	6.3446	6.5263	6.2649
January	6.2841	6.4303	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 26, 2018)	6.2725	6.2889	6.3045	6.2655

Over the past several years, the Renminbi has moved from a period of strengthening against the dollar to a period of recent weakening against the dollar. Our primary sales outside China occur in Japan, South Korea, Taiwan, the Middle East and Europe, but all such sales outside China are made in U.S. dollars. Following is a chart showing recent changes in the exchange rates between the Renminbi and U.S. dollar.

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk factors.

Risks Related to Our Business and Industry

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our products.

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

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Since 2010, China’s GDP growth rate has slowed from more than 13% to less than 7%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

If we are unable to develop products that meet the demands of our customers, sales of our products could decrease.

As a company that focuses primarily on consumer products in our Charcoal Doctor line of products, and to a lesser extent electric vehicles and mining, we rely on our ability to predict the needs and desires of customers several months before fulfilling orders for stores. If we are unable to accurately forecast our customers’ preferences, we may lose market share to our competitors.

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

Our primary business activities focus on bamboo-related products. Because our focus is limited in this way, any risk affecting the bamboo industry or consumers’ desire for bamboo- and bamboo charcoal-related products could disproportionately affect our business. Though we are broadening our business focus to electric vehicles and an investment in marble mining, our lack of product and business diversification at this time could inhibit the opportunities for growth of our business, revenues and profits.

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

We face competition from smaller competitors that may be able to provide similar charcoal briquette products at lower prices.

Our charcoal briquette products are valued primarily for their ability to burn and create heat. As result, our competitors in this line of business do not require the same high technology as our competitors for our Charcoal Doctor products. For this reason, our charcoal briquette business is subject to competition from a variety of small producers, which may be able to provide similar product for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

Our future growth of our electronic vehicle (EV) segment is dependent upon consumers’ willingness to adopt EVs.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and electronic vehicles (EVs) in particular. The market for alternative fuel vehicles (including EVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, evolving government regulation and industry standards both domestically and abroad, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for EVs in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Our high concentration of EVs sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

For the years ended December 31, 2017, 2016 and 2015, major customers (above 10% of the total revenue), in the aggregate, accounted for 88%, 98% and 79%, respectively, of EV sales for Suzhou E-Motors. Due to the concentration of sales to relatively few customers, loss of one or more of these customers will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

Our specialty-used EVs Models are highly dependent on the approvals from Ministry of Industry and Information Technology of the People's Republic China (MIIT). A failure to obtain approval quickly or at all might cause significant delays in production and sales, results of operations and financial conditions.

Each year, we submit certain EV models’ application to the Ministry of Industry and Information Technology of the People's Republic China (MITT). The MIIT’s approval of our application is the key for us to produce and sell any related EV products. Any delays or rejections in our applications will have significant negative impact on our Suzhou E-Motors’ operations and financial conditions.

Our EVs make use of lithium-ion battery cells, which have the potential to catch fire or vent smoke and flame. This may lead to additional concerns about batteries used in automotive applications.

The battery packs in our EV products make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Extremely rare incidents of laptop computers, cell phones and EV battery packs catching fire have focused consumer attention on the safety of these lithium-ion cells. These events have raised concerns about batteries used in automotive applications. To address these questions and concerns, a number of battery cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. We may have to recall our vehicles or participate in a recall of a vehicle that contains our battery packs, or redesign our battery packs, which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve us, could seriously harm our business.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our various business operations generate noise, waste water, gaseous byproduct and other industrial waste. We are required to comply with all national and local regulations regarding the protection of the environment. We are in compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions to our business operations. Certain laws, ordinances and regulations could limit our ability to develop, use, or sell our products.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our EV Products.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced EV products, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in EV technology, and we may suffer a resulting decline in our competitive position. Any failure to keep up with advances in EV technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in EV technology. As technologies change, we plan to upgrade or adapt the vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells, which makes us dependent upon other suppliers of battery cell technology for our battery packs.

Changes to the Chinese government’s subsidy support policies and further delays in subsidy payments may have negative impacts on our EV operations.

The Chinese central government subsidy support policies, effective as of January 1, 2017, call for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy match to be not more than 50% of the total central government subsidies per electric car. The reduction of subsidies from both the central government and local governments will inevitably increase the costs to the consumers to purchase our EVs, which may cause temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and any further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years might also cause the potential delay in collection of the accounts receivable from our business partners, which will temporarily increase the pressure on our working capital for continuing operations. The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

We do not own 100% of our electric vehicle subsidiary, and we are a minority investor in Libo Haokun, our recent mining investment.

We only own 70% of Suzhou E-Motors. Zhang Jia Gang Shi Jinke Chuangye Touzi Co. Ltd. (张家港市金科创业投资有限公司) (“Jinke Touzi”) holds the remaining 30% equity interest in Suzhou E-Motors and has significant influence on its operation. The potential for differences between us and Jinke Touzi may result in ineffective operation of Suzhou E-Motors and our operating results would be materially negatively affected.

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company. As such, we have an inability to control or significantly influence Libo Haokun’s management and operations. If we believe that Libo Haokun is being managed or operated ineffectively, we have limited options.

Outstanding bank loans may reduce our available funds.

We have approximately $12.2 million in outstanding bank loans and bank acceptance notes payable as of December 31, 2017. The loans and payables are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $9.9 million in cash and approximately $62.4 million of liquid assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

All of our current debt is secured by our real and other business property. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

On January 27, 2016, we entered into a framework agreement to acquire Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”), a specialty electric vehicles manufacturer. Pursuant to the Purchase Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Suzhou E-Motors with total cash consideration of RMB 103,200,000 (approximately $15.9 million) and a share consideration of 2,500,000 restricted shares of the Company's common stock.

Our 70% equity interest in Suzhou E-Motors comprises a 19% equity interest owned directly through Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide to Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

The Company had originally negotiated to acquire 100% of Suzhou E-Motors; however, following initial discussions, Suzhou E-Motors' minority shareholder, Zhangjiagang Jinke Venture Capital Co., Ltd. (Jinke Venture Capital), a local government-led venture capital fund, opted to retain its 30% interest.

As we enter into this new business, we may face competition from existing leading players in this business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

We face risks and uncertainties associated with our recent investment in marble mining and processing operations.

In January 2018, we made a purchase of an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company. Libo Haokun’s marble mining and processing operations are subject to a number of operating risks and hazards, some of which are beyond our control. These operating risks and hazards include: (i) unexpected maintenance or technical problems; (ii) periodic interruptions of its mining operations due to inclement or hazardous weather conditions and natural disasters; (iii) industrial accidents; (iv) power or fuel supply interruptions; (v) critical equipment failures; and (vi) unusual or unexpected variations in the quarry and geological or mining conditions, such as instability of the slopes and subsidence of the working areas. These risks and hazards may result in personal injury, damage to, or destruction of, properties or production facilities, environmental damages, business interruptions and damage to Libo Haokun’s business reputation. In addition, the breakdown of machinery and equipment, difficulties or delays in obtaining replacement machinery and equipment, natural disasters, industrial accidents or other events could temporarily disrupt its operations. Any disruption for a sustained period to the operations of Libo Haokun’s quarry or supporting infrastructure, or any change to the natural environment surrounding its quarry may have a material adverse effect on our investment in Libo Haokun.

We may experience increased costs or losses resulting from the hazards and uncertainties associated with mining operations.

The exploration for natural resources and the development and production of mining operations are activities that involve a high level of uncertainty. These can be difficult to predict and are often affected by risks and hazards outside of our control. These factors include, but are not limited to:

•	Industrial accidents, including in connection with the operation of mining transportation equipment and accidents associated with the preparation and ignition of any blasting operations, milling equipment, conveyor systems and transportation of chemicals, explosions or other materials;

•	Environmental hazards, including discharge of metals, concentrates, pollutants or hazardous chemicals;

•	Surface or underground fires or floods;

•	Unexpected geological formations or conditions (whether in mineral or gaseous form);

•	Ground and water conditions;

•	Fall-of-ground accidents in underground operations;

•	Seismic activity; and

•	Other natural phenomena, such as lightning, cyclonic or tropical storms, floods or other inclement weather conditions.

The occurrence of one or more of these events in connection with Libo Haokun’s exploration activities and development and production of mining operations may result in the death of, or personal injury to, its employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect Libo Haokun’s and our reputation, business, prospects, results of operations and financial position.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and corporations in natural resources industries, such as Libo Haokun, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, Libo Haokun’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities in China will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Libo Haokun’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with its activities or those of other mining companies affecting the environment, human health and safety of communities in which we operate. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Libo Haokun’s and our operations, including Libo Haokun’s ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects Libo Haokun’s operations, including our ability to explore or develop properties, commence production or continue operations.

Libo Haokun’s exploration, development, mining and processing operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. Libo Haokun has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact Libo Haokun’s closure processes and operations.

Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on Libo Haokun’s and our results of operations and financial position. Increased global attention or regulation on consumption of water by industrial activities, as well as water quality discharge, and on restricting or prohibiting the use of hazardous substances in processing activities could similarly have an adverse impact on Libo Haokun’s results of operations and financial position due to increased compliance and input costs.

Libo Haokun’s business requires substantial capital investment and it may be unable to raise additional funding on favorable terms.

The construction and operation of potential future mining projects and various exploration projects will require significant funding. Libo Haokun’s operating cash flow and other sources of funding may become insufficient to meet all of these requirements, depending on the timing and costs of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these investments, fund its ongoing business activities and pay dividends. Libo Haokun’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future marble prices, its operational performance and its current cash flow and debt position, among other factors. In the event of lower marble prices, unanticipated operating or financial challenges, or a further dislocation in the financial markets as experienced in recent years, Libo Haokun’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing operations, retire or service all of our outstanding debt and pay dividends could be significantly constrained, all of which could have an adverse effect on our minority investment.

Competition from other natural resource companies may harm Libo Haokun’s business.

Libo Haokun competes with other natural resource companies to attract and retain key executives, skilled labor, contractors and other employees. It also competes with other natural resource companies for specialized equipment, components and supplies necessary for exploration and development. It may be unable to continue to attract and retain skilled and experienced employees, or to obtain the services of skilled personnel and contractors or specialized equipment or supplies.

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

Our key customers are principally third party distributors and retail stores in the PRC. For the years ended December 31, 2017, 2016 and 2015, two major customers accounted for approximately 47%, 27% and 29% of the Company’s total sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 76%, 78% and 65% of our total sales in 2017, 2016 and 2015, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the year ended December 31, 2017, three suppliers accounted for more than 61% of the Company’s total purchases. For the years ended December 31, 2016 and 2015, four major suppliers accounted for approximately 88% and three major suppliers accounted for approximately 61% of the Company’s total purchases, respectively.

In 2016, we lost one major supplier. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years.

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

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

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

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. Moreover, our pool of available labor in Lishui is limited, as Lishui is a relatively small city in China. Accordingly, it may be difficult to recruit personnel to move to Lishui to work and to keep talented individuals from moving to other employers who recruit them. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired.

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

The trading price of our shares has been relatively steady over the past year. But we encountered an over 70% decline in market value since 2016. The decline in our share price could continue to harm investor confidence, affect our ability to retain existing investors, affect our ability to attract potential investors, affect our ability to maintain access to the capital market, or have other material adverse effects on us in ways that are not predictable.

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

We may experience increased expenses renting our production properties in Shuige Industrial Zone of Lishui.

We rent our production properties to Zhejiang Apeikesi Energy Co., Ltd on Cen Shan Road in Shuige Industrial Zone of Lishui, subject to a concession of a free leasehold for the first two years. The rented space accounts for approximately half of our total facilities area in Shuige Industrial Zone of Lishui. The rental facilities may cause increased expense of building depreciation without sufficient revenue to cover. Even as buildings’ fair value appreciates in the local area, we may face increased expense during the initial few years of the arrangement.

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

We may experience barriers to conducting business and trade in our targeted markets, specifically South Korea, Japan and Russia, in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

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

Because THL,USCNHK and Euroasia are controlled (although indirectly) by a foreign individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that any of THL,USCNHK or Euroasia is a PRC resident enterprise.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2017, 2016 and 2015, we had adjustments of $4,341,324, ($5,448,209) and ($3,977,179), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

In July 2017, we provided a guaranty on a line of credit on behalf of a related party, Forasen Group. Forasen Group’s outstanding line of credit of RMB 57.07 million (approximately $8.8 million) will expire on July 23, 2020.

In connection with these guarantees, we pledged our building with carrying value at approximately $6.4 million as collateral for Forasen Group's loans and renewable acceptance notes.

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

2.

As of December 31, 2017, we understand that Forasen Group had approximately RMB 34.3 million in cash, RMB 465.9 million in current assets and RMB 515.9 million in total assets, compared with approximately RMB 254.7 million in current liabilities, RMB 25 million in loans and RMB 60 million in notes payable, resulting in a current ratio of 1.82 at such date. Moreover, for the year ended December 31, 2017, Forasen Group recorded net income of RMB 11.6 million on revenue of RMB 852.4 million and gross profit of RMB 15.3 million.

Entities controlled by our employees, officers and/or directors control a significant percentage of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 44.53% of our outstanding shares as of April 15, 2018. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

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

Yefang Zhang is also the Chairman and Chief Executive Officer of Farmmi, Inc. (“Farmmi”), another Nasdaq listed company, and Zhengyu Wang is a director of Farmmi. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 70% of his time to matters for Tantech, and approximately 15% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and efforts to Farmmi and Forasen Group, these sort of business activities could both distract them from focusing on Tantech and pose an issue of time commitment.

Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company and Farmmi which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause our Company to engage in the business that Farmmi conducts. Although, because of these non-competition agreements, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of these agreements may be challenged and a conflict of interest may occur.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues reach $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

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

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from $1.00 to $33.97 per common share, and the last reported trading price on April 27, 2018 was $3.02 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
28

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

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Tantech Charcoal, was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Tantech Energy, was established to research and develop bamboo charcoals application as a carbon component for EDLCs. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Company’s then Chief Technology Officer (the “CTO”). Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010. In May and December 2016, Tantech Holdings (Lishui) Co., Ltd., formerly Zhejiang Tantech Bamboo Technology Co., Ltd., a USCNHK’s wholly owned subsidiary, acquired 100% of Tantech Bamboo’s shares from USCNHK and five individuals.

 Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (the former name of Forasen Group Ltd (“Forasen Group”)) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•

December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

•	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”

•	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.

•	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.

•	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.

•	On July 12, 2017, the Company acquired a 70% equity interest of Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned by Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. The VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”). Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jixi and Wangbo are incorporated in Hanzhou, PRC. Euroasia also has a wholly owned subsidiary, Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities.

•	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

•	On January 10, 2018, the Company signed a share purchase agreement (the “Agreement”) with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Following the completion of the acquisition, the Company will indirectly hold a 18% stake in Libo Haokun.

B.	Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal based products with an established domestic and international sales and distribution network. In 2017, we acquired a controlling equity interest in Suzhou E-Motors, and we intend to grow our business to include the manufacture and sale of electric vehicles.

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

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 54.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 4.6 trillion in 2016 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.5 million residents live in the city, and city-wide GDP is approximately RMB 50.6 billion. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We have relocated all of our production, research and development (“R&D”) and management facilities a newly built production facility in the Shuige Industrial Zone, 20 kilometers from downtown Lishui. The facility covers a land area of 37,248 square meters (9.7 acres) and includes two dormitories, a large office and R&D building, two buildings housing Charcoal Doctor production and storage facilities, a five story building for charcoal briquette production, four buildings housing a complete EDLC carbon production line and one inventory warehouse for EDLC carbon raw materials. Facilities boast an array of sophisticated and automated production machinery and a water treatment plant. Gross floor area stands at 51,419 square meters (12.7 acres). On December 2017, we discontinued our EDLC business and rent our EDLC production facilities to Zhejiang Apeikesi Energy Co., Ltd.

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own six patents in China covering our bamboo charcoal production.

For the years ended December 31, 2017, three major suppliers accounted for more than 61% of the Company’s total purchases. For the years ended December 31, 2016 and 2015, four major suppliers accounted for approximately 88% and three major suppliers accounted for approximately 61% of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Bamboo and Bamboo Charcoal

As a company primarily focused on bamboo charcoal, our business is in a sub-part of China’s bamboo industry. Government policies that encourage the use of bamboo also benefit the bamboo charcoal industry. Accordingly, we provide a brief overview of bamboo and those elements of China’s bamboo industry, insofar as they have an effect on the bamboo charcoal industry in general and our company in particular.

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

The total value of China's bamboo industry was approximately $30 billion. It employs 7.75 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 40 to 45 percent by 2020 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

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

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5-7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth.

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting.

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO 2 /year, while one hectare of young forest can sequester 15 tons of CO 2 /year.

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

According to the United Nations’ Food and Agriculture Organization the bamboo industry affects the lives of about 1.5 billion people around the world. About 2.5 billion people in the world depend economically on bamboo, and the international trade in bamboo amounts to between $5 and $10 billion. The growth of the global bamboo market was expected to reach up to $15-20 billion/year in 2017.

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

Zhejiang province is situated on the shore of the East China Sea and has about thirty genera and four hundred varieties of bamboo. Bamboo products made there are sold all around the world, with an annual output of RMB 28 billion ($4.5 billion) in 2010. Zhejiang province has almost one fifth of the whole bamboo forest area in China. Moreover, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

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

In addition to use as a heating source, bamboo charcoal has applications as an adsorbent, deodorizer, dehumidifier, purifier and electrical conductor. Nonactivated bamboo charcoal is a versatile mineral matter with great porosity and consequently high absorption ability. Bamboo charcoal’s porous surface area makes it an ideal air and water purifying agent, odor absorbent, additive, dehumidifier and electromagnetic wave absorber (electromagnetic waves from computers, mobile telephones and other electronics can be conducted through bamboo charcoal to dissipate their energy in the charcoal pores). While wood charcoal’s surface area may be as low as 20 m 2 /g, bamboo charcoal generally ranges from 200-600 m 2 /g, and our company’s EDLC carbon has achieved 2,200 m 2 /g.

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

EDLC Carbon

On December 14, 2017, the Company entered into a sale agreement and related agreements (the “Agreements”) to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO. After the completion of the transactions, the Company is expected to focus its core business on the development of electric vehicle products and traditional charcoal products. Tantech’s Board of Directors approved the terms of the sale based on a valuation report obtained by the parties and with knowledge that Dr. Chen was the Company’s CTO during the transaction. However, as part of the transactions, Dr. Chen resigned from the Company’s CTO position on December 31, 2017.

The decision of the Company to divest its EDLC carbon business was made based on business considerations, including the fact that (1) the company’s EDLC carbon business had been dependent on a very limited number of customers, (2) capital constraints on additional substantial investment on developing EDLC Carbon products, (3) a challenging market condition and unfavorable political climate and (4) the Company’s future transition focus of its traditional charcoal business to electric vehicle business.

Pursuant to the Agreements, Tantech will sell and transfer to the Buyer all of its intellectual property rights related to EDLC carbon and the equipment for R&D and production. The Buyer will pay Tantech a total purchase price of RMB 16 million. The payment will be made over 10 years. Other key terms include the following: (a) the first payment of 28% of the total purchase price, or RMB 4.48 million, will be made in 2017, consisting of RMB 3.2 million in cash advancement and RMB 1.28 million as payment for Tantech’s EDLC carbon related IP rights; (b) the remaining balance of the purchase price will be paid evenly over the next nine years; (c) the second payment of RMB 1.28 million of the purchase price and cash interests on the remaining cash receivable will be made in 2018; and (d) Tantech will lease its office space, including offices and EDLC carbon R&D and production facilities, to the Buyer, subject to a concession of a free leasehold for the first two years.

Electric Vehicles

Pursuant to the Purchase Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Suzhou Yimao E-Motors Co., Ltd (“Suzhou E-Motors”). The 70% equity interest include a 19% equity interest owned directly by Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned by Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”).

Suzhou E-Motors was established in April 2011. It develops, manufactures, and sells specialty electric vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is 15,000 square meters. Suzhou E-Motors has been approved by Ministry of Industry and Information Technology of the People's Republic China (MIIT) as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of April 17, 2018, Suzhou E-Motors has ten EV models approved by MIIT.

Suzhou E-Motors has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed more than ten models of electric buses, electric logistics cars, and specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Suzhou E-Motors locates. In 2016, we sold 103 tourist buses, all in the Jiangsu Province. In 2017, we sold 100 various types of vehicles, where 10 vehicles directly sold to Northern China, and over 90 vehicles were used in Northern China. Below are examples of the specialty vehicles produced by Suzhou E-Motors.

Urban Sanitary Vehicles. The Urban Sanitary Vehicles work with high efficiencies with low operating expenses. They travel (clean) around 20~30 km/hr with fuel consumption rates approximately 3.33 km/liter. The vehicles are equipped with professional sanitary vehicle chasses, with front axle drives & front axle steering to strengthen their operations’ stability and smoothness; the whole vehicle is made of strengthened steel plates and pipes, making it more durable and anti-collusive.

Tourist Buses. The Tourist Buses are 12-meter-long and 7-meter-long lithium-battery-based buses whose interior noise is less than 76 dBs and off vehicle acceleration noise is less than 82 dbs. Their fuel-saving rates are up to 50% and emissions rates are lowered 75%.

Below are the major vehicle components we purchased for assembling the EV:

●	Vehicle chassis

●	Electric motors

●	Lithium-ion battery packs

●	Three-in-One electric control systems

●	Vehicle carriage

In general, the purchase on vehicle chassis, electric motors, lithium-ion battery pack and three-in-one electric control system have covered two-thirds of EVs’ production cost. We purchase these components from four different but well-established suppliers in China.

We currently rely on local EV distributors to sell our EVs to end-users. The primary reason for such a sales channel is the dependence on local government subsidy policies. In general, local governments only allow the locally-licensed EV distributors to sell EV vehicles, which are entitled to EV road permits and subsidies.

Over the years, Suzhou E-Motors has had more than 20 EV core technologies and patents, including nanotechnology for raw materials for power lithium electronics, group technology of power lithium electronics and battery management technology.

Our Processing Workflow

We develop and manufacture our bamboo charcoal products using the following processing workflow:

We develop and manufacture our electric vehicles using the following processing workflow:

Welding workshop
Welding of the left and right framework assembly
Group welding of the large framework of vehicles
Body skin welding and preloading of door bodies
Prepare workshops, blanking
Manufacture of accessories in workshop
Chassis workshop
Restructuring of framework
Electrical wire harness installation
Drive system Assembly (controller not included)
Chassis assembly
Electrical accessories (controller not included)
Inspection
N
Y
N
Body foams, spray impedance glue
Body coating
Coating workshop
N
Inspection
Inspection
Y
Y
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Batterv controller installation
N
Storage
Y
Inspection
Test and adiustment

Our Products

Before acquisition of Suzhou E-Motors, we primarily produced and sold three categories of products, all of which are produced from bamboo charcoal and bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

We believe liquid products are crucial to maintaining close ties with the agricultural industry, which we expect will be a key area for growth in the coming years. We plan to expand in this area by adding production lines for daily health products, such as toilet-cleaning products, hand washing products, as well as other everyday household items based on silver ion anti-bacterial nanotechnology.

We use this silver ion nanotechnology for sterilization to improve the effectiveness of our sanitation and purification products. We purchase silver ion nano powder from third parties to add into our products. We use our own formulas for the purification and sanitation products that incorporate such powder.

We have developed two kinds of products that use our silver ion nanotechnology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shangdong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. As a result, we adjusted our packaging in preparation for full-scale sales. Given the investment required to improve brand awareness for our silver ion nano detergent, we will focus first on Zhengzhou before beginning to plan either the expansion plan or the timeline for such expansion into other cities in China. At the same time as we are selling such products under our Charcoal Doctor brand name in China, we are also in discussions to sell such products to one distributor in Dubai, who would then re-brand the products for resale in local markets in Africa and the Middle East.

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

Raw Materials

Our primary raw material is bamboo charcoal. Each year, we purchase bamboo charcoal locally that has been prepared to our specifications from between 15 and 20 suppliers located in and around Lishui. The majority of such purchases comes from approximately four suppliers. In recent years, due to the rising awareness of environmental protection, the Zhejiang province is taking a series of measures to improve water environment, which has led to a massive closure of small-sized bamboo charcoal manufacturers. In addition, we are unable to purchase wood charcoal briquettes from our prior fiscal year’s second largest supplier, Tahe Xingzhongda Carbon Co. in 2016, due to shortage of supply. However, we have taken actions to remedy such matters, in particular to our primary raw material, bamboo charcoal. Therefore, we do not expect any shortage supply from bamboo charcoal in coming years.

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

Electric Vehicles

Suzhou E-Motors does not produce major vehicles components directly from raw material. In general, Suzhou E-Motors purchases major parts directly from four major suppliers. The suppliers for parts are shown below:

●	Beijing National Energy Battery Technology Co., Ltd — Lithium-ion battery cells

●	Dongfeng Xiangyang Travel Vehicle Co., Ltd — Vehicle chassis

●	Suzhou Greencontrol Transmission Technology Co., Ltd — Electric motors

●	Wuhan Hiconics Power Technology Co., Ltd — Three-in-One electric control systems

Distribution Channels and Methods of Competition

International Markets and Customers

Our bamboo charcoal and bamboo charcoal byproducts are also sold directly or indirectly through distributors to international markets. Such exported products include bamboo vinegar, bamboo charcoal and purification product. The majority of our export items are for non-energy use. After pivoting our business focus in 2017, less than 1% of our direct sales are currently international. Including business conducted with domestic distributors. However, we estimate that with respect to our household products that the percentage of goods sold for export is approximately 5%, with the majority destined for Japan, South Korea and Taiwan.

Domestic Markets and Customers

Currently, our consumer products and specialty electric vehicles are sold via our distributors’ networks. In addition, we have a logistics center in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou. Starting from 2016, we have been selling our products mainly through distributors instead of operating logistics and warehousing facilities internally. In addition, we have significantly cut our sales to supermarket customers.

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

Geographic Distribution of Revenues

Beginning in 2017, our charcoal products are sold via distributors instead of direct distribution to supermarkets and chain stores. As all of our sales are completed in China, with title transferring to our customers in the country, we estimate most of our products are sold and used in China. We have divested our EDLC line of business, which had contributed greatly to our international sales.

Electric Vehicles

Supported by the Chinese government’s endorsement and driven by its focus on petroleum resource independence, environmental protection and the “Made in China 2025” industrial upgrade, we believe the electric vehicle sector is the most promising segment in the Chinese auto industry. China has become the largest new energy vehicle market in the world. According to a central government forecast, China’s new energy vehicle sales are projected to grow to 2.1 million units in 2020, and its penetration is expected to reach 7% of vehicle sales by 2020.

Our specialty vehicles have a variety of uses in many areas. Each of these vehicles integrate the advanced technology of mechanical, electronic, hydraulic, chemical, environmental protection and other fields into a special vehicle chassis to realize its specific function. Specialty vehicles are widely used in the highway transportation, engineering construction, oil fields, mines, electricity, telecommunications, postal, medical, environmental sanitation, agriculture, water conservancy, aviation, food, public security, fire protection, justice and national defense construction markets.

In general, our EV product faces two group of competitors: manufacturers of conventional fuel vehicles and EV manufactures. In terms of competitors specializing in conventional fuel vehicles, many of them are much larger in terms of size, have greater manufacturing capabilities, and have larger customer bases than we do. However, the conventional fuel vehicle manufacturers face many challenges, including environmental pollution and energy scarcity, which provides great opportunities for the rapid development of the EV industry in China. In addition, conventional fuel vehicle manufacturers have begun focusing their attention on developing and producing EV, and we expect that we may face tougher competition in the future from these manufacturers.

There are many companies in China that engage in the research, production and distribution of electric vehicles. Competition within the electric vehicle market is intense as we have to compete with many domestic and global companies, established and new EV manufactures, some of which have greater brand recognition and resources than we do. As a brand new player in the Chinese electric vehicle industry, we hope our focus on developing specialty vehicles might give us advantages in a niche market, rather than facing strong competition from similar vehicles on the consumer vehicle market.

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

With regard to household carbonized bamboo products, the Charcoal Doctor brand is one of the largest and most famous. Our Charcoal Doctor brand name has been recognized as a “China Well-known Brand” by the China Brand Strategy Management Association, and our products have been recognized as a “Zhejiang Famous Forest Product” by the Zhejiang Famous Forest Product Affirmation Committee and have been awarded “The Fifth China Yiwu International Forestry Product Expo Gold Award” by the Fifth China Yiwu International Forestry Product Expo Committee. Moreover, the 2014 – 2018 China Bamboo Charcoal Products Market Research and Corporate Strategy Analysis Report notes high brand recognition for Charcoal Doctor products in China.

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

51

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

Our R&D team is well educated and has far-reaching research capabilities. The R&D team has 3 dedicated researchers and analysts focusing on Charcoal Doctor product development and applications. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

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

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances. However in December 2017, we have transferred all EDLC research project to Zhejiang Apeikesi Energy Co., Ltd, a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

Project Description	Time Period	Project Level

Technological innovations to achieve productive annual capacity of 3,000 metric tons of EDLC carbon	12/08 – 12/17	Central Government funded high-tech industrial project

Bamboo carbonization technology R&D for tobacco product manufacturing	12/07 – 6/10	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	6/07 – 5/09	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	4/06 – 4/08	Zhejiang Provincial Government funded scientific agricultural project

Technological innovations to achieve productive annual capacity of 300 metric tons of EDLC carbon	1/06 – 12/07	Central Government funded high-tech industrial project

Bamboo vinegar spontaneous combustion automation production technology	8/04 – 12/06	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	8/04 – 2/06	Zhejiang Provincial Government funded scientific project

The research and demonstration for technology of agricultural waste carbonization and low ignition point molding charcoal fuel preparation	01/16-12/18	Zhejiang Provincial Government directly funded scientific project

Demonstration and promotion of green combustible carbon manufacturing technology using epicarps residue	15/08- 12/17	Central Government funded forestry technology promotion project

During the years ended December 31, 2017, 2016 and 2015, we spent $627,577, $136,626 and $1,084,867, respectively, on R&D.

In addition to the continuing R&D efforts in the Charcoal Doctor products, we will also focus on the R&D of special new energy vehicles. In 2018, we expect to invest approximately $1,000,000 in R&D projects.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold six issued patents on charcoal products and twenty-eight issued patents on electric vehicles as of April 30, 2018:

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Methods and equipment for combustion and distillation	Tantech Bamboo	Invention	Mar. 22,2006	Aug. 25,2024	ZL 200410075047.0
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Nov. 18,2009	Jan. 24, 2026	ZL 200610049234.0
A door with air treatment function	Tantech Bamboo	Invention	June 15, 2011	Sep. 4, 2028	2008101204443
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Mar. 7, 2007	Apr. 15, 2023	200310116248.6
Supercapacitor electric car batteries	Tantech Energy	Utility Model	Dec. 31, 2008	Nov. 21, 2017	ZL 200720191201.X
Methods for destructive distillation and carbonization of bamboo and wood	Tantech Bamboo	Invention	May 17, 2006	April 12, 2023	ZL03122806.2

In addition, Suzhou E-Motors possesses the following patents.

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Road Sweeper	Suzhou E-Motors	Patent for Invention	May 25, 2016	May 24, 2025	ZL201210311790.6
Rear body structure of new pure electric buses	Suzhou E-Motors	Utility Model	June 11, 2012	June 10, 2021	ZL201220195153.2
Electric bus defroster	Suzhou E-Motors	Utility Mode	June 11, 2012	June 10, 2021	ZL201220195152.8
Axle connected hydraulic power steering pump assembly for electric cars	Suzhou E-Motors	Utility Mode	June 11, 2012	June 10, 2021	ZL201220195151.3
Integrated heat dissipation system for range-extended electric vehicle	Suzhou E-Motors	Utility Mode	June 11, 2012	June 10, 2021	ZL201220312584.2
Road cleaning and blowing device	Suzhou E-Motors	Utility Mode	Sep. 07, 2012	Sep 06, 2021	ZL201220433283.5
Multi-function diversion plate		Utility Mode	Sep. 07, 2012	Sep 06, 2021	ZL201220433484.5
Wind blinds for blocking road cleaning	Suzhou E-Motors	Utility Mode	Sep. 07, 2012	Sep 06, 2021	ZL201220433284.X
Multi-function carbon dioxide welding machine moving underframe	Suzhou E-Motors	Utility Mode	April 20, 2012	April 19, 2021	ZL201220103680.6
Fast battery box for pure electric buses	Suzhou E-Motors	Utility Mode	April 20, 2012	April 19, 2021	ZL201220103669.X
An electric bus door	Suzhou E-Motors	Utility Mode	April 13, 2016	April 12, 2025	ZL201620307365.3
An emergency brake device for electric buses	Suzhou E-Motors	Utility Mode	April 13, 2016	April 12, 2025	ZL201620307444.4
Battery pack mounting rack for electric buses	Suzhou E-Motors	Utility Mode	April 13, 2016	April 12, 2025	ZL201620307484.9
A battery compartment with high heat dissipation for electric buses	Suzhou E-Motors	Utility Mode	April 14, 2016	April 13, 2025	ZL201620313236.5
A brake device with monitoring function for electric buses	Suzhou E-Motors	Utility Mode	April 14, 2016	April 13, 2025	ZL201620313255.8
Power safety valve for electric buses	Suzhou E-Motors	Utility Mode	April 14, 2016	April 13, 2025	ZL201620313387.0
Brake auxiliary system of electric vehicle	Suzhou E-Motors	Utility Mode	April 14, 2016	April 13, 2025	ZL201620313368.8
A kind of brake auxiliary system of electric vehicle	Suzhou E-Motors	Utility Mode	April 14, 2016	April 13, 2025	ZL201620313440.7
A kind of emergency brake device for electric buses	Suzhou E-Motors	Utility Mode	April 15, 2016	April 14, 2025	ZL201620315838.4
A kind of speed limit brake device for electric buses	Suzhou E-Motors	Utility Mode	April 15, 2016	April 14, 2025	ZL201620315845.4
A kind of dual use auxiliary brake board for electric buses	Suzhou E-Motors	Utility Mode	April 16, 2016	April 15, 2025	ZL201620316363.0
A kind of installation device of hydraulic -power-assisted steering pump for electric buses	Suzhou E-Motors	Utility Mode	April 15, 2016	April 14, 2025	ZL201620316401.2
A kind of emergency auxiliary brake for electric buses	Suzhou E-Motors	Utility Mode	April 15, 2016	April 14, 2025	ZL201620316415.4
Car Break Pad	Suzhou E-Motors	Utility Mode	April 1, 2017	Mar 30, 2026	ZL201720342785.X
Angle mill wrench	Suzhou E-Motors	Utility Mode	June 4, 2009	June 3, 2018	ZL200920044592.1
Battery connection device	Suzhou E-Motors	Utility Mode	June 4, 2009	June 3, 2018	ZL200920044586.6
An electric motor cooled by a surround temperature controlled fan	Suzhou E-Motors	Utility Mode	June 4, 2009	June 3, 2018	ZL200920044588.5
Electric soldering pen	Suzhou E-Motors	Utility Mode	June 4, 2009	June 3, 2018	ZL200920044590.2

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

Investment Direction Regulations

On March 27, 2011, the National Development and Reform Commission (“NDRC”) issued the Guidance Catalogue for Industrial Structure Adjustments (2011 edition), which was amended on February 16, 2013. This Guidance Catalogue is an important basis for the government to guide investment direction, promote technology innovation and industrial upgrading. Pursuant to relevant laws and regulations, in line with the promotion of energy conservation and green industry initiatives, the approval authorities will strictly control energy-intensive, polluting and natural resources industries, such as projects in low-end, capacity-redundant and over-expansion projects. Environmental protection departments and other departments with jurisdiction will also review such projects for compliance with applicable criteria.

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

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for charcoal byproduct uses for cleaning, purification and deodorization.

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

Below is a chart representing our current corporate structure:

In the above chart, we provide the English names of our corporate entities. As to THL and USCNHK, the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

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

USCNHK

USCNHK was formed on October 17, 2008 under the Companies Ordinance (Chapter 32) of Hong Kong under the name “Raymond & O/B Raysucess Co., Limited.” On December 2, 2010, Raymond & O/B Raysucess Co., Limited changed its name to “USCNHK Group Limited.” USCNHK’s authorized share capital is HKD 10,000, and the company has issued 10,000 shares, par value HKD 1.00 per share, to its sole shareholder, THL. USCNHK has one director, Dehong Zhang, a citizen of the Philippines. On June 21, 2013, Yefang Zhang, a citizen of the Philippines, was also appointed as a director of USCNHK.

Tantech Bamboo

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese:  ). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” On May 17, 2017, it changed its name to Lishui Tantech Energy Technology Co., Ltd., and on July 7, 2017 changed its name again to Tantech Holdings (Lishui) Co., Ltd. Tantech Bamboo’s authorized share capital is RMB 80 million, of which Lishui Tantech owns 100% interest. Tantech Bamboo has one director, Zhengyu Wang, who is a PRC citizen.

Tantech Charcoal

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 3.5 million, of which Tantech Bamboo owns 100%. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has one director, Zhengyu Wang, who is a PRC citizen.

Tantech Energy

Tantech Energy was formed on September 24, 2008. Tantech Energy’s authorized share capital is RMB 30 million, of which Tantech Bamboo owns 100%. Tantech Energy is organized as a limited liability company under PRC law. Tantech Energy has one director, Zhengyu Wang, who is a PRC citizen. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO.

Tantech Babiku

Tantech Babiku was formed on October 20,2015. Tantech Babiku’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Tantech Babiku is organized as a limited liability company under PRC law. Tantech Babiku has one director, Zhengyu Wang, who is a PRC citizen.

Zhejiang Zhongzhu

Zheijiang Zhongzhu was formed on November 18, 2015 as Lishui Zhongzhu Charcoal Co., Ltd. It changed its name to Zhejiang Zhongzhu Tourism Development Co., Ltd. on May 17, 2017. Zheijiang Zhongzhu’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Zheijiang Zhongzhu is organized as a limited liability company under PRC law. Zheijiang Zhongzhu has one director, Zhengyu Wang, who is a PRC citizen.

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

Suzhou E-Motors

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., (“Suzhou E-Motors”) from its original shareholder. Suzhou E-Motors is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Shanghai Jiamu Investment Management Co., Ltd, a Chinese company (“Jiamu”), which further owns 100% equity interest of Hangzhou Jixi Investment Management Co., Ltd, a Chinese company (“Jixi”). Jixi owns a 19% of equity interest of Suzhou E-Motors. In addition, Jiamu entered into a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd, a Chinese company (“Wangbo”), which owns 51% of the equity interests of Suzhou E-Motors. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Suzhou E-Motors and the accounts of Suzhou E-Motors are consolidated into those of the Company. Ouyatong, Jiamu, , Jixi and Wangbo are all investment holding companies with no significant business activities. (collective “E-Motor Holdings”).

Contractual Arrangements

We have chosen to use contractual relationships in our corporate structure because direct investment by foreign-owned companies in the automobile industry is restricted to own no more than 50% of equity.

The principal regulation governing foreign ownership of businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies various industries into three categories: encouraged, restricted and prohibited. Tantech is engaged in business in industries where direct foreign investment over 50% is expressly prohibited: automobile industry.

Due to the regulations on foreign ownership of PRC businesses, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”) and Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”) have entered into a series of contractual arrangements, also known as VIE Agreements. The variable interest entity, or VIE, agreements are designed to provide Jiamu with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of its controlled company, including absolute control rights and the rights to the assets, property and revenue of Wangbo. Our PRC counsel has advised that the VIE agreements constitute valid and binding obligations of the parties to such agreements and are enforceable and valid in accordance with the laws of the PRC.

The VIE Agreements, entered into as of July 13, 2017, are described below and consist of (a) Exclusive Purchase Agreement, (b) Equity Interest Pledge Agreement, (c) Exclusive Management Consulting and Technology Service Agreement, (d) Voting Rights Proxy Agreement and (e) Power of Attorney. As an overview, these agreements taken together are designed to allow Jiamu to manage the operations of Wangbo and to receive all of the net income of Wangbo in return.

The following is a summary of the common contractual arrangements that provide us with effective control of our VIE and that enable us to receive substantially all of the economic benefits from its operations.

Exclusive Purchase Agreement

The Exclusive Purchase Agreement (the “Purchase Agreement”) was entered into by and among (a) Jiamu, (b) Wangbo and (c), Mr. Zhengyu Wang and Mr. Wangfeng Yan, as shareholders of Wangbo (the “Wangbo Shareholders”).

Pursuant to the Purchase Agreement and as permitted by the applicable laws of the People’s Republic of China, the parties have agreed that, at the exercise of such purchase option by Jiamu, (i) the Wangbo Shareholders will transfer all of their shares of Wangbo to Jiamu, or (ii)Wangbo will transfer its assets to Jiamu. To conduct the abovementioned share transfer and assets transfer, Wangbo and the Wangbo Shareholders irrevocably grant Jiamu an exclusive and unconditional asset purchase right and share purchase right, respectively.

Equity Interest Pledge Agreement

This Equity Interest Pledge Agreement (the “Pledge Agreement”) was made and entered into by and among Jiamu as pledgee, the Wangbo shareholders as pledgors and Wangbo. The Wangbo Shareholders pledged all current and future shares of Wangbo held by such Wangbo Shareholders to Jiamu, in order to guarantee that Wangbo and/or the Wangbo Shareholders will fulfill their respective responsibilities and obligations, and will ensure that Jiamu is able to obtain all rights and interests under the (a) Exclusive Management Consulting and Technology Service Agreement and any supplemental agreements (if any) between Jiamu and Wangbo; (b) Exclusive Purchase Agreement and any supplemental agreements (if any) among Jiamu, Wangbo and the Wangbo Shareholders; and (c) Shareholder Voting Right Authorization Agreement and any supplemental agreements (if any) among Jiamu, Wangbo and the Wangbo Shareholders.

Exclusive Management Consulting and Technology Service Agreement

This Exclusive Management Consulting and Technology Service Agreement (the “Service Agreement”) was made and entered into by Jiamu and Wangbo. Pursuant to terms and condition of the Service Agreement, Wangbo appointed Jiamu as its exclusive service provider providing comprehensive management consulting, technical supporting, intellectual property license and other relevant services, including all services within the primary business of Wangbo and decided necessary from time to time by Jiamu, including, (1) management consulting, (2) technical support and (3) intellectual property. Wangbo agreed to accept consulting and services provided by Jiamu and not to acquire, directly or indirectly, the same or similar consulting and/or services as set in the Service Agreement from any third party, except with Jiamu’s prior written consent. Both parties agree that Jiamu can designate other parties to provide Wangbo with services and/or support stated in the Service Agreement.

Voting Rights Proxy Agreement

This Voting Rights Proxy Agreement (the “Proxy Agreement”) was made and entered by and among Jiamu as trustee, the Wangbo Shareholders as trustors and Wangbo. Under the Proxy Agreement, the Wangbo Shareholders irrevocably authorized Jiamu or its designated person (such as director or successor or liquidator of Jiamu) to solely exercise such Wangbo Shareholders’ voting rights in Wangbo under the law and Memorandum and Articles of Association of Wangbo as representative, including, without limitation (a) convene, convoke and attend shareholders’ meeting of Wangbo as representative of the Wangbo Shareholders; (b) submit proposals to Wangbo’s board of directors as representative of the Wangbo Shareholders; (c) vote on any matters to be deliberated at the shareholders’ meeting of Wangbo; (d) sign on minutes of Wangbo’s shareholder meetings; (e) exercise other voting rights of shareholders under Wangbo’s Memorandum and Articles of Association; (f) submit relevant documents to industrial and commercial registration offices and other government authorities concerned in order to performance or guarantee this contract as representative of the Wangbo Shareholders; and (g) sign share transfer agreements or other relevant documents, deal with official documents, registration, records or other procedures in order to enable share transfer under the Purchase Agreement take effect.

Power of Attorney

The Power of Attorney was made and entered into by Mr. Wangfeng Yan. Pursuant to the Power of Attorney, Mr. Yan designated Mr. Zhengyu Wang to exercise Mr. Yan’s rights under the Proxy Agreement on behalf of Mr. Yan.

D.	Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until between 2051 and 2058. Following is a list of our properties:

Property	Land Use Expiration	Space	Ground Floor Area
No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China (headquarters)	September 23, 2058	51,419 m2	37,248 m2
No. 508 Wen San Road, Room 1106, Hangzhou City, Zhejiang Province, People’s Republic of China	June 7, 2051	357 m2	118 m2
No. 888 Tianning Street, Lishui City, Zhejiang Province, People’s Republic of China	December 18, 2052	15,208 m2	13,755 m2
No. 4 Bridge, 204 Way, Yeyu Town, Zhangjiagang City, Jiangsu Province, People’s Republic of China	Lease through May 2019	26,580 m2	26,580 m2
Total		93,564 m2	77,701 m2

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

The following is a list of our office, sales and distribution networks and logistic center locations.

Location	Lease Expiration	Area

Hangzhou Fl 9, 459 Qianmo Rd, Binjiang, District, Hangzhou City, Zhejiang Province	May 9, 2020	400 m2
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property
Zhangjiagang City (Suzhou E-Motors) No.4 Bridge, 204 Way, Yeyu Town, Zhangjiagang	described above	26,580 m2

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

All of our real property and fixed assets are encumbered by secured loans from our creditors. Tantech Bamboo granted the encumbrances on our properties at the Tianning Industrial Zone facility. Tantech Energy granted the encumbrances on our land use right at our Shuige Industrial Zone facility. We have relocated our facilities from our facility on Tianning Street to a new, larger facility on Cen Shan Road. Forasen Group currently occupies approximately 500 square meters of our Tianning Street facility as its office. We have not historically charged Forasen Group for renting this office space. We have referred the matter to our corporate governance committee to determine an appropriate rental fee for this office space. We will base the rental fee on comparable rental spaces in the Lishui area. We are leaving 15,691 square meters of our Tianning Street property vacant and available for rental. The costs to maintain the Tianning property (approximately $19,433 (RMB 121,000) per year), we have no guarantee that we will be able to rent the remainder of the property.

None of our property is affected by any environmental issues that may affect our use of the property. At present, our plans to further develop, expand or improve these properties are funded through proceeds from our initial public offering and through our operating cash flows.

Suzhou Yimao E-Motors Co., Ltd (“Suzhou E-Motors”) has a manufacturing facility, located in Zhangjiagang City, Jiangsu Province, of 26,580 square meters.

Images of Suzhou E-Motors’ facilities are presented below:

63

Images of our facilities are presented below:

Productive Capacity

We currently produce all of our charcoal products at our Shuige Industrial Zone facility in Lishui. Our facilities in Hangzhou and our Tianning facility in Lishui are used for general office and administration purposes.

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

Our research and development center consists of 4,027 m 2 , of which we use 1,120 m 2  at present. We plan to use the additional space on the sixth floor of our Shuige Industrial Zone facility for our new product development team when our needs exceed the space provided on the fifth floor, but we do not have a specific time or plan in place for expanding such team. Until recently when we decided to divest our EDLC business, we had planned to use the balance of space devoted to this purpose to implement an EDLC research and development center.

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

Until our recent decision to divest our EDLC business, we had reserved 9,098 m 2  of our Shuige Industrial Zone facility for an EDLC carbon production line, of which we currently use 3,473 m 2 . The remaining 5,625 m 2  was reserved for building another production line to increase capacity by 1,000 tons of EDLC carbon per year. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO. We expect to lease these facilities to Zhejiang Apeikesi Energy Co., Ltd., the buyer of our EDLC line of business.

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

A. Operating Results

Overview of Company

Traditionally, we are a specialized manufacturer of bamboo charcoal based products with primary business focus in consumer products and low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Tantech Bamboo. Tantech Bamboo is engaged in the production and distribution of consumer products. Through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Charcoal, we conduct trading business, including the export of charcoal products; and through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Babiku, we manufacture low emission BBQ charcoal. Our subsidiary Tantech Energy was engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO.

In the fourth quarter of 2015, we registered two Chinese subsidiary companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu is engaged in the production and sales of active charcoal and other products. Tanbo Tech explores business opportunities outside Lishui area.

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., (“Suzhou E-Motors”) from its original shareholder. Suzhou E-Motors is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Shanghai Jiamu Investment Management Co., Ltd, a Chinese company (“Jiamu”), which further owns 100% equity interest of Hangzhou Jixi Investment Management Co., Ltd, a Chinese company (“Jixi”). Jixi owns a 19% of equity interest of Suzhou E-Motors. In addition, Jiamu entered into a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd, a Chinese company (“Wangbo”), which owns 51% of the equity interests of Suzhou E-Motors. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Suzhou E-Motors and the accounts of Suzhou E-Motors are consolidated into those of the Company. Ouyatong, Jiamu, Jixi and Wangbo are all investment holding companies with no significant business activities (collective “E-Motor Holdings”).

On December 14, 2017, the Company and ZheJiang Apeikesi Energy Technology Co., Ltd (the “Buyer”) signed a purchase agreement (the “Agreement”), pursuant to which, the Buyer agreed to acquire certain assets and all copyrights and technology know-how related to Electric Double-Layer Capacitor (“EDLC”) carbon business from the Company’s wholly owned subsidiary, Tantech Energy, for a total price of $2,459,200 (RMB 16 million) (the “Purchase Price”). The purchase price is payable in ten years with initial payment of approximately $0.7 million (RMB 4.48 million) due in fiscal 2017. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Buyer is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate. As of December 14, 2017, the book value of net assets underlying the transaction was $432,929 and the gain from the sales transaction was approximately $1,948,490, which was included in the net income from discontinued operation in fiscal 2017. As of December 31, 2017, the aggregateaccounts receivable from Purchaser was $1,770,624, of which $1,502,518 was included in the accounts receivable –long term in the consolidated balance sheets. In connection with the Agreement, Buyer and the Company also signed a lease agreement, pursuant to which, the Purchaser agreed to lease the existing production facility from Tantech Energy for five years. The rents for the first two years are free. The annual rent income for the third, fourth and fifth year is $50,750, $58,000 and $65,250, respectively.

As a result of the Agreement, based on the Company’s management accounts, certain assets as of December 31, 2017 and 2016, and the revenue and expenses for the years ended December 31, 2017, 2016 and 2015 have been reclassified as discontinued operations to retrospectively reflect this transaction.

As of December 31, 2017, the Company had three reporting segments including consumer product segment, trading segment and electric vehicle segment.

Our consumer products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor”. Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Consumer products accounted for 81.6%, 83.9% and 73.5% of the total revenue for the years ended December 31, 2017, 2016 and 2015, respectively.

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

As of April 2018, Charcoal Doctor products are stocked in over 1,800 supermarkets, department stores, specialty and convenience stores throughout China. We also own and operate two Charcoal Doctor branded retail stores in Lishui. We plan to expand product lines in the coming years to take advantage of the various uses of bamboo charcoal and bamboo vinegar.

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

We are in the process to transform our business to specialty electric vehicles (EVs) market. However, we expect our sales of consumer products will stabilize in the coming years with the brand awareness and establishment for our bamboo charcoal products. Our acquisition of Suzhou E-Motors completed in the second quarter of 2017 and we will focus on developing and selling specialty EVs. If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of consumer products. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and Electronic vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

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

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$43,084	100%	$40,533	100.0%	$2,551	6.3%
Cost of revenues	32,406	75.2%	27,476	67.8%	4,930	17.9%
Gross profit	10,678	24.8%	13,057	32.2%	(2,379)	(18.2)%

Operating expenses
Selling expenses	790	1.8%	690	1.7%	100	14.5%
General and administrative expenses	4,653	10.8%	3,623	8.9%	1,030	28.4%
Research and development expenses	628	1.5%	137	0.3%	491	358.4%
Total operating expenses	6,071	14.1%	4,450	11.0%	1,621	36.4%

Income from operations	4,607	10.7%	8,607	21.2%	(4,000)	(46.5)%

Other income (expenses)
Interest income	19	-%	0.5	0%	19	3700%
Interest expense	(551)	(1.3)%	(471)	(1.2)%	(80)	17%
Government subsidy income	-	-	53	0.1%	(53)	(100)%
Other income	436	1.0%	99	1.1%	337	340.4%
Total other income (expense)	(96)	(0.2)%	(319)	(0.8)%	223	(69.9)%

Income before income taxes	4,511	10.5%	8,288	20.4%	(3,777)	(45.6)%
Provision for income taxes	1,528	3.5%	1,367	3.4%	161	11.8%

Net income from continuing operations	2,983	6.9%	6,921	17.1%	(3,938)	(56.9)%
Net income (loss) from discontinued operations	30	0.1%	(2,313)	(5.7)%	2,343	(101.3)%
Net income	3,013	7.0%	4,608	11.4%	(1,595)	(34.6)%
Net income attributable to common stockholders of Tantech Holding Inc.	$3,767	8.7%	$4,299	10.6%	$(532)	(12.4)%

The following table summarizes the results of our operation during the fiscal years ended December 31, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	2016		2015
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$40,533	100.0%	$46,815	100.0%	$(6,282)	(13.4)%
Cost of revenues	27,476	67.8%	32,083	68.5%	(4,607)	(14.4)%
Gross profit	13,057	32.2%	14,732	31.5%	(1,675)	(11.4)%

Operating expenses
Selling expenses	690	1.7%	857	1.8%	(167)	(19.5)%
General and administrative expenses	3,623	8.9%	4,724	10.1%	(101)	(23.3)%
Research and development expenses	137	0.3%	1,085	2.3%	(948)	(87.7)%
Total operating expenses	4,450	11.0%	6,666	14.2%	(2,216)	(33.2)%

Income from operations	8,607	21.2%	8,066	17.2%	541	6.7%

Other income (expenses)
Interest income	0.5	0%	83	0.2%	(83)	(99.4)%
Interest expense	(471)	(1.2)%	(410)	(0.9)%	(61)	14.9%
Government subsidy income	53	0.1%	326	0.7%	(273)	(83.7)%
Other income	99	1.1%	1,088	2.3%	(989)	(90.9)%
Total other income (expense)	(319)	(0.8)%	1,087	2.3%	(1,406)	(129.3)%

Income before income taxes	8,288	20.4%	9,153	19.6%	(865)	(9.5)%
Provision for income taxes	1,367	3.4%	2,116	4.5%	(749)	(35.4)%

Net income from continuing operations	6,921	17.1%	7,037	15.0%	(116)	(1.6)%
Net income (loss) from discontinued operations	(2,313)	(5.7)%	1,890	4.0%	(4,203)	(222.4)%
Net income	4,608	11.4%	8,927	19.1%	(4,319)	(48.4)%
Net income attributable to common stockholders of Tantech Holding Inc.	$4,299	10.6%	$8,439	18.0%	$(4,139)	(49.1)%

Revenues: revenues increased by approximately $2.6 million, or 6.3%, to approximately $43.1 million in fiscal 2017 from approximately $40.5 million in fiscal 2016. The increase was mainly attributable to approximately $8.6 million revenue from electronic vehicle (“EV”) segment and approximately $1.3 million increase in revenue from trading segment, offset by a $7.7 million decrease in revenue from consumer product segment.

Revenues decreased by approximately $6.3 million, or 13.6%, to approximately $40.5 million in 2016 from approximately $46.8 million in 2015. The decrease was attributable to the decreased sales from our biofuel energy segment, trading segment and consumer product segment.

Decrease in revenue from consumer product segment

Our consumer product segment is the largest among our three segments. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products and barbecue charcoals designed for the domestic market. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

Revenues for the consumer product segment decreased by $7.7 million, or 18%, to $32.7 million for fiscal 2017 from $40.0 million for the prior fiscal year. The gross margin of consumer product segment also decreased from 31.3% in fiscal 2016 to 25.5% in fiscal 2017. The decrease in our revenue from consumer product segment in 2017 was due to the following reasons. First, as a result of the increasing E-commerce awareness and change of shopping habits among younger consumers, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from the Company’s customers for its consumer products decreased considerably from approximately $40 million in 2016 to approximately $35.4 million in 2017. Second, in 2017, the Company gradually reduced the cooperation with certain supermarket customers with low selling price and unfavorable profit margin. Total number of supermarket customers decreased from 12 in 2016 to 8 in 2017, and revenue from supermarket customers decreased by 95%, from $28 million (RMB 186.2 million) in 2016 to only $1.4 million (RMB 9.4 million) in 2017.  On the other hand, the Company increased sales to distributors during the current period. Revenue from distributors and specialty shop customers increased by 156%, from $12.9 million in 2016 to $33.1 million in 2017. Total number of distributors and specialty shop customers increased from 42 in 2016 to 48 in 2017. And third, in response to market competition, the Company also reduced the average selling price by approximately 3% to 5% to satisfy customers’ demand in 2017 as compared to 2016. The overall decrease in the Company’s revenue from consumer product segments reflected the above factors.

Revenues for the consumer product segment decreased to approximately $40.0 million in fiscal 2016 from approximately $43.2 million in fiscal 2015. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of kitchen and bathroom cleaning products in 2016. In particular, the revenue from combustible charcoal for domestic market decreased by approximately $8.1 million in 2016 compared to 2015. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The environmental policies in certain localities have been tightened in Daxinganling Region. Charcoal kilns are being gradually shut down by the government. As a result, we are no longer able to purchase from our second largest supplier TaheXinzhongda Carbon Co. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years. In 2016, the overall consumer products sector experienced general slowdown due to weak economy condition in China. As a result of the increasing E-commerce awareness and change of shopping habits among younger generations, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from our major customers, which are third party distributors and retail stores, have decreased considerably, that forced us to sell our products in supermarket instead, with a relatively lower sales price.

Trading segment

In our trading segment, the revenue was approximately $1.8 million in fiscal 2017, an increase of 230% from $0.6 million in 2016. In fiscal 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products disrupted our own branded charcoal products sale. The change in marketing strategy caused low sales volume and revenue in fiscal 2016. Starting in fiscal 2017, the Company focused on promoting “Charcoal Doctor” products in the market. As a result, our domestic sales of “Charcoal Doctor” products increased from $0.1 million in fiscal 2016 to $1.4 million in fiscal 2017, while the export sales remained around $0.4 million in both years. The gross margin in export sales is generally higher than the domestic sales. The decline in gross margin in fiscal 2017 was due to the fact that approximately 76% of sales in fiscal 2017 were made to domestic market with lower margins, compared to only 19% sales to domestic market in fiscal 2016.

The revenue was approximately $0.6 million in fiscal 2016, a decrease of 84.5% compared to approximately $3.6 million in fiscal 2015. In fiscal 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products contributed lower gross margin and disrupted our own branded charcoal products sale. We suspended those sales of charcoal related products in domestic market and increased the exports instead. Therefore, the total sales volume of our trading segment decreased and led to the decreased revenue of trading segment.

Electronic Vehicle (“EV”) segment

On July 12, 2017 (the “Closing Date”), the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors Co., Ltd (“Suzhou E-Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities. The revenue for our EV segment was approximately $8.6 million in fiscal 2017 with gross margin of 22.6%. The Company sold 100 electronic cars in fiscal 2017 with average price of approximately $47,000.

Disposition of Electric Double Layer Capacitor (“EDLC”) segment.

Until recently, the Company had another Biofuel Energy segment, which primarily produces and sells BBQ charcoal and bamboo-based fuel for Electric Double Layer Capacitor (“EDLC”). Our EDLC carbon and low emission barbecue charcoal products are facing increasing challenges from rapid technology innovation, competition from large international rivals, and our limited sales network for these products. For the EDLC business, we had sales of approximately $3.4 million in 2017, decreased by 49% from approximately $6.7 million in 2016. In order to cut recurring losses for this product category, we decided to cease operations of our EDLC carbon segment and sold certain key assets to an entity headed by our current Chief Technology Officer. The Company believes this decision represented a strategic shift that could have a material effect on the Company’s result of operations. Based on the Company’s management accounts, certain assets as of December 31, 2017 and 2016, the revenue and expenses for the year ended December 31, 2017, 2016 and 2015 have been reclassified as discontinued operations to retrospectively reflect this transaction.

On December 14, 2017, the Company and ZheJiang Apeikesi Energy Technology Co., Ltd (the “Buyer”) signed a purchase agreement (the “Agreement”), pursuant to which, the Purchaser agreed to acquire certain assets and all copyrights and technology know-how related to EDLC carbon business from the Company’s fully owned subsidiary Tantech Energy for a total price of $2,459,200 (RMB 16 million) (the “Purchase Price”). The purchase price is payable in ten years with initial payment of approximately $0.7 million (RMB 4.48 million) due in fiscal 2017. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Purchaser is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate. As of December 14, 2017, the book value of net assets underlying the transaction was $432,929 and the gain from the sales transaction was approximately $1,948,490, which was included in the net income from discontinued operation in fiscal 2017.

Cost of revenues:

Our cost of revenues increased by approximately $4.9 million or 17.9% to approximately $32.4 million in fiscal 2017 from approximately $27.5 million in fiscal 2016. As a percentage of revenues, the cost of revenue increased to 75.2% in fiscal 2017 from 67.8% in fiscal 2016.

The increase in cost of revenues was mainly attributable to approximately $6.6 million cost of revenue for our EV segment. The cost of revenue for trading segment increased by $1.4 million compared to fiscal 2016 due to higher revenue in fiscal 2017. On the other side, the cost of revenue for consumer product segment decreased by 13% or approximately $3.7 million compared to fiscal 2016 due to 18% decrease in revenue in fiscal 2017. The increase in cost of revenues as a percentage of revenues in fiscal 2017 was primarily attributable to the increased material costs of our air purification, deodorizer and bamboo vinegar products.

Our cost of revenues decreased by approximately $4.6 million or 14.4% to approximately $27.5 million in 2016 from approximately $32.1 million in 2015. As a percentage of revenues, the cost of revenue decreased by 0.7% to 67.8% in 2016 from 68.5% in 2015. The decrease in cost of revenues as a percentage of revenues in 2016 was primarily attributable to the decreased material costs of our air purification, deodorizer and bamboo vinegar products. Cost of revenues in purification and deodorization products section increased by 28.9% compared to 2016.

Gross profit:

Our gross profit decreased by approximately $2.3 million, or 18.2% to approximately $10.7 million in fiscal 2017 from approximately $13 million in fiscal 2016. The gross profit margin was 24.8% in fiscal 2017, as compared to 32.2% in fiscal 2016. On segment basis, gross margins for consumer product and trading were 25.5% and 22.8%, respectively, for fiscal 2017, compared to 31.3%, and 95.4%, respectively, for fiscal 2016. The decrease in gross margin was primarily attributable to the lower selling price related our consumer products and trading segment in fiscal 2017.

Our gross profit decreased by approximately $1.7 million, or 11.4%, to approximately $13 million in 2016 from approximately $14.7 million in 2015. Gross profit margin was 32.2% in 2016, as compared to 3.5% in 2015. The increase of 0.3 percentage points was primarily attributable to the higher gross profit in our trading segment in 2016.

Selling expenses:

Selling expenses increased by approximately $0.1 million to approximately $0.8 million in fiscal 2017 compared to approximately $0.7 million in fiscal 2016. As a percentage of sales, our selling expenses increased to 1.8% of revenues in fiscal 2017, as compared to 1.6% of revenues in fiscal 2016. The increase in selling expenses was primarily attributable to $0.3 million of selling expense in our EV segment, which is our new business segment acquired in fiscal 2017. The selling expense for our consumer product segment and trading segment decreased by $0.2 million compared to fiscal 2016. The decrease in selling expenses was primarily attributable to the decreased sales commission and salary expenses by approximately $74,160, decreased trade show and exhibit expenses by approximately $42,781 and decreased logistic service expenses by approximately $26,989, compared to the prior fiscal year.

Selling expenses decreased by approximately $167,000 to approximately $690,000 in fiscal 2016 compared to approximately $857,000 in 2015. As a percentage of sales, our selling expenses decreased to 1.7% of revenues in fiscal 2016, as compared to 1.8% of revenues in fiscal 2015. The decrease in selling expenses was primarily attributable to the decreased logistic service expenses, decreased expenses related to export and lower labor expenses in fiscal 2016. Due to the decreasing sale and direct export volume of our products, in fiscal 2016, logistic service expenses as well as export expenses have decreased by approximately 39% and 31%, respectively, as compared to fiscal 2015.

General and administrative expenses:

Our general and administrative expenses increased by approximately $1.0 million or 28.4%, to approximately $4.7 million in fiscal 2017 from approximately $3.6 million in fiscal 2016. As a percentage of revenues, general and administrative expenses increased to 10.8% in fiscal 2017, compared to 8.8% in fiscal 2016. The increase was primarily attributable to the following factors:

•

In connection with our discontinued operation of EDLC segment, general and administrative expenses of approximately $3.9 million and $2.4 million for fiscal 2017 and 2016, respectively, have been separately presented and reflected under discontinued operations. The significant increase in general and administrative expense related to EDLC operations was mainly attributable to an approximately $2.9 million bad debt reserve on advance to suppliers in fiscal 2017 because the company discontinued the related operations; and

•	In terms of general and administrative expenses from continuing operation, our bad debt expense related to accounts receivable increased by approximately $2.6 million. Based on the results of aging analysis performed, we set aside approximately $3.9 million and $0.9 million as allowance for potentially uncollectable accounts receivable balances as of December 31, 2017 and 2016, respectively. As a percentage of accounts receivable, our reserve balance increased to 7% as of December 31, 2017 from 2.3% as of December 31, 2016; and

•

In terms of general and administrative expenses from continuing operation, our bad debt expense related to advance to suppliers decreased by $1.0 million compared to fiscal 2016, due to our continuous efforts on collection.

Our general and administrative expenses decreased by approximately $1.1 million or 23.3%, to approximately $3.6 million in 2016 from approximately $4.7 million in 2015. As a percentage of revenues, general and administrative expenses increased by 1.2% to 8.9% in 2016, compared to 11.7% in 2015. The decrease was primarily attributable to the following factors:

First, a decrease in bad debt expenses related to our accounts receivable of approximately $0.7 million in fiscal 2016. Based on results of aging analysis performed in fiscal 2016, we set aside approximately $0.5 million as allowance for potentially uncollectable accounts receivable balances. Approximately $0.7 million of the accounts receivable balances that we had recorded allowances in prior years were collected in fiscal 2016. We reversed the allowance by the same amount and decreased bad debt expenses related to accounts receivable of approximately $0.2 million. As a result, our bad debt expenses related to accounts receivable decreased by approximately $0.7 million in 2016, compared to bad debt expenses related to accounts receivable of approximately $1.0 million in 2015.

As a percentage of accounts receivable, our reserve balance decreased by 0.6% to 2.3% as of December 31, 2016 from 2.9% as of December 31, 2015; and

Second, an increase in bad debt expenses related to our advance to suppliers of approximately $1.9 million in fiscal 2016 compared to a net decrease in bad debt expenses related to advances to suppliers of approximately $0.2 million in fiscal 2015. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. We reviewed conditions of each supplier, based on our judgment, we adjusted accordingly in bad debt expenses related to our advances to suppliers in fiscal 2016.

As a percentage of advances to suppliers, our reserve balance increased to 10.1% as of December 31, 2016 from 1.9% as of December 31, 2015. The increase in reserve balance as a percentage of advances to suppliers in 2016 was primarily attributable to the increased bad debt expenses we recognized in fiscal 2016 as mentioned above; and

Third, an increase in consulting expenses of approximately $0.3 million, primarily due to the consulting expenses we paid related to the acquisition of Suzhou E-motors.

Research and development expenses:

Research and development expenses increased by $0.5 million, or 358.4%, to $0.6 million in fiscal 2017 from $0.1 million in fiscal 2016. The increase was primarily due to our R&D efforts in our EV segment during the second half of fiscal 2017. We intended to focus on the electric vehicle segment going forward.

Our research and development expenses decreased by approximately $1 million to approximately $0.1 million in fiscal 2016 compared to approximately $1.1 million in fiscal 2015. The decrease was primarily attributable to the expenditure of approximately $0.5 million related to our sponsored R&D project in fiscal 2015, and the Company has no such project in 2016. In addition, materials used on R&D project decreased by approximately $0.1 million in fiscal 2016 compared to fiscal 2015.

Total operating expenses increased by $1.6 million, or 36.4%, to $6.1 million for fiscal 2017 from $4.5 million in fiscal 2016, which was mainly due to an increase of approximately $1.0 million in general and administrative expenses for fiscal 2017 compared to fiscal 2016.

Total operating expenses decreased by $2.2 million, or 33.2%, to $4.5 million for fiscal 2016 from $6.7 million in fiscal 2015, which was mainly due to a decrease of approximately $1.0 million in general and administrative expenses and $1 million in research and development expenses for fiscal 2016 compared to fiscal 2015.

Interest expenses:

Our interest expenses decreased by approximately $0.08 million, or 17% to approximately $0.55 million in fiscal 2017, from approximately $0.47 million in fiscal 2016, because our short-term loan balance reduced by approximately $1.5 million in fiscal 2017, compared to fiscal 2016.

Our interest expenses increased by approximately $0.61 million, or 14.9% to approximately $0.47 million in 2016, from approximately $0.41 million in 2015. As the outstanding days of short-term bank loans in 2016 are more than that in 2015, we had more interest expenses accrued for bank loans in 2016 compared to 2015.

Other Income:

Other income was approximately $0.4 million in fiscal 2017 and $0.1 million in fiscal 2016. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

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

Income before income taxes from continuing operations:

Our income before income tax from continuing operations was approximately $4.5 million in fiscal 2017, a decrease of approximately $3.7 million compared to approximately $8.2 million in fiscal 2016. The decrease was primarily attributable to a decrease of approximately 2.3 million in gross profit, an increase of approximately $1.6 million in operating expense compared to fiscal 2016.

Our income before income taxes was approximately $8.2 million in 2016, a decrease of approximately $0.9 million compared to approximately $9.1 million in 2015. The decrease was primarily attributable to a decrease of approximately $1.7 million in gross profit, an offset by decrease of approximately $2.2 million in operating expense in fiscal 2016 compared to fiscal 2015.

Provision for income taxes:

Our provision for income taxes was approximately $1.5 million in fiscal 2017, an increase of approximately $0.2 million or 11.2% from approximately $1.4 million in fiscal 2016. Even though the Company had a lower income before income tax from continuing operations, the Company provided full valuation allowance on bad debt reserves due to uncertainties in realizing those tax benefits in future, which resulted in higher income tax provision in fiscal 2017.

Our provision for income taxes was approximately $1.4 million in fiscal 2016, a decrease of approximately $0.7 million or 35.4% from approximately $2.1 million in 2015. The decrease in provision for income taxes was primarily attributable to lower income before income taxes, which was partially offset by a higher effective income tax rate in fiscal 2016 compared to fiscal 2015.

Net income (loss) from discontinued operations:

We sold EDLC business in fiscal 2017. The net income for EDLC business was approximately $0.03 million fiscal 2017 and was a net loss of $2.3 million in fiscal 2016. The Company recognized approximately $1.9 million gain from sale of EDLC business to ZheJiang Apeikesi Energy Technology Co., Ltd in fiscal 2017. The gain on disposition was offset by approximately $2.9 million bad debt reserve on advance to suppliers in fiscal 2017 because we discontinued EDLC business.

Net income attributable to common stockholders:

Our net income attributable to common stockholders was approximately $3.8 million in fiscal 2017, a decrease of approximately $0.5 million from approximately $4.3 million in fiscal 2016. The decrease was attributable to the factors described above.

Our net income attributable to common stockholders was approximately $4.3 million in 2016, a decrease of approximately $4.1 million from approximately $8.4 million in 2015. The decrease was attributable to the factors described above.

B. Liquidity and Capital Resources

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

For the year ended December 31, 2017, the Company had significant decrease in revenue from consumer product segment due to stiff competition; disposed its EDLC business as a result of operating losses and outdated technology; completed the acquisition of Suzhou E-Motors to enter into electric vehicle (“EV”) business. All these events had and will continue to have significant impact on the Company’s operations. For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long aged accounts receivable from these supermarket customers as online shopping has become increasing popular. The Company has been experiencing longer sales and collection period while pushing back on the delivery of raw materials for production. That leads to higher balances of accounts receivable and advances to suppliers as compared to prior years. Meanwhile, the newly acquired EV sector is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles due to recent policy change. On the other hand, the disposal of EDLC business can save the Company certain operating cash flows.

Due to a successful equity financing resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $10 million cash on hand as of December 31, 2017. Although the Company maintains a positive work capital as of December 31, 2017 and generated positive cash flows from its continued operations during the year ended December 31, 2017, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31, 2017 and 2016, the Company had short-term loan balance of approximately $5.2 million and $6.7 million, respectively. In addition, the Company had bank acceptance note payable balance of $7.0 million and $1.7 million as of December 31, 2017 and 2016, respectively. Any failure to renew these bank borrowings upon their maturities could have adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. As of May 6, 2018, the Company subsequently collected $16.4 million of the accounts receivable balance as of December 31, 2017 from its continuing operations and $5.4 million of the accounts receivable balance from its EDLC business. The Company also subsequently utilized $2.4 million of advance to suppliers balance as of December 31, 2017 from its continuing operations, and collected refund of $1.0 million advance to suppliers balance from its EDLC business as of May 6, 2018. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of is prepayment balance in 2018. As of the date of this report, the Company maintains a cash balance of approximately $9.8 million, excluding the $18.4 equity investment paid to acquire Lishui Xincai Industrial Co., Ltd. (See Note 22 – Subsequent Event).

The Company is also working closely with the local government to speed up the government rebate process and expects the outstanding rebate receivable to be fully collected in 2019. With disposal of its EDLC business and its placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The recent government policy change in reduction of the EV rebate amount will likely affect Suzhou E-Motors’ future operations. The Company is adjusting its operation plans to either raise sales prices on current products or develop and manufacture products that are less prone to government rebate program and more market-oriented such as wheelchair for the elderly and disabled and small delivery van. The Company plans to fund this sector through additional private placements of securities and continued support from its parent company even without timely receipt of government rebates. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, have made pledges to provide financial support to the Company whenever necessary.

Based on current operating plans, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least next twelve months from the date of this report.

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

Years Ended December 31, 2017 and 2016

As of December 31, 2017, we had cash and cash equivalents of approximately $9.9 million. Our current assets were approximately $89.2 million and our current liabilities were approximately $26.8 million, which resulted in a current ratio of 3.3:1, decreased from 4.5:1 in fiscal 2016. Total shareholders’ equity as of December, 31 2017 was approximately $109.6 million.

Our accounts receivable turnover in days were 391 days and 450 days for fiscal 2017 and 2016, respectively. Although we typically does not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

Total accounts receivable aging was as follows as of December 31, 2017:

Aging	December 31, 2017

Less than 3 months	$21,185,207
4-6 months	9,943,288
7-12 months	12,614,456
Over 12 months	8,464,544
Total	$51,757,495

Breakdown by business	December 31, 2017

Accounts receivable – short term portion from continuing operations, net	$44,834,930
Accounts receivable – short term portion from EDLC business, net	5,420,047
Accounts receivable- Long-term	1,502,518
Total	$51,757,495

For the accounts receivable from continuing operations, the Company provided bad debt allowance of $3.8 million against the aged accounts receivable balances. Subsequent to December 31, 2017 and through May 6, 2018, the Company collected $16.4 million or 37% of the accounts receivable balance from continuing businesses as of December 31, 2017 (including $2.2 million accounts receivable from related parties).

For the accounts receivable from EDLC business, the Company provided bad debt allowance of $85,153 against the aged accounts receivable balances. The Company has subsequently as of May 6, 2018, collected back aggregate accounts receivable balance of approximately $5.4 million from three of the Company’s major customers in EDLC business. As a result, remaining accounts receivable from EDLC business is immaterial as of this Report Date.

As of December 31, 2017 and 2016, the Company had significant advances to suppliers of approximately $17.5 million and 14.8 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

Advances to suppliers’ aging was as follows as of December 31, 2017:

Aging	December 31, 2017

Less than 3 months	$9,991,311
4-6 months	4,561,171
7-12 months	399,770
Over 12 months	2,568,713
Total	$17,520,965

Breakdown by business	December 31, 2017

Advances to suppliers from continuing operations, net	$11,290,625
Advances to suppliers from EDLC business, net	6,230,340
Total	$17,520,965

The advances to suppliers from continuing businesses was approximately $11.3 million as of December 31, 2017. As of December 31, 2017, the Company provided approximately $0.6 million bad debt allowance against the aged advance to supplier balances. Subsequent to December 31, 2017 through May 6, 2018, the Company utilized or received refund of $2.4 million or 21% of the advances to suppliers from continuing businesses balance as of December 31, 2017. Based on current sales trend, the Company expects to see increased sales revenue from consumer product segment in fiscal 2018 and estimates most of the advance to supplier balance from continuing operation will be utilized in fiscal 2018.

The advances to suppliers from EDLC business was approximately $6.2 million as of December 31, 2017. The Company provided $4.1 million bad debt reserve against the aged advance to supplier balances under EDLC business as of December 31, 2017. Subsequent to December 31, 2017 and through May 6, 2018, the Company collected $1.0 million or 16.1% of the advances to suppliers balance as of December 31, 2017. One of the Company’s major vendor in EDLC business, Longquan Zhixin Trading Co,, Ltd., with outstanding advance to supplier balance of $5.9 million as of December 31, 2017 has signed an agreement with the Company to repay the full amount prior to June 2018.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2017	2016
Net cash provided by (used in) operating activities	$2,304	$(7,033)
Net cash used in investing activities	(3,494)	(1,878)
Net cash provided by financing activities	4,944	9,057
Effect of exchange rate changes on cash	244	(476)
Net increase (decrease) in cash	3,998	(330)
Cash, beginning of year	5,943	6,273
Cash, end of year	$9,941	$5,943

(All amounts in thousands of U.S. dollars)

	2016	2015
Net cash provided by (used in) operating activities	$(7,033)	$4,451
Net cash used in investing activities	(1,878)	(7,154)
Net cash provided by financing activities	9,057	8,843
Effect of exchange rate changes on cash	(476)	(282)
Net increase (decrease) in cash	(330)	5,858
Cash, beginning of year	6,273	415
Cash, end of year	$5,943	$6,273

Operating Activities

Net cash provided by operating activities was approximately $2.3 million in fiscal 2017, compared to cash used in operating activities of approximately $7.0 million in fiscal 2016. The increase in net cash provided by operating activities was primarily attributable to the following factors:

81

•

a reduction in advance to suppliers of approximately $4.1 million due to better utilization or refund of advance to suppliers in fiscal 2017, compared to $11.4 million increase in payment of advances to suppliers for fiscal 2016. During 2016, we were unable to purchase from our previous major supplier TaheXinzhongda Carbon Co., Ltd on timely basis due to shortage of supply. In order to secure stable supply of raw materials, we increased prepayments to the other two suppliers in fiscal 2016

•

the bad debt reserve for fiscal 2017 was approximately $2.6 million, compared to approximately $0.2 million bad debt reserve for accounts receivable in fiscal 2016. The increase in bad debt reserve primarily related to aged accounts receivable and advance to supplier on the Company’s consumer product segment as a result of decreased revenue trend and slow cash collection cycle.

Offset by the impacts from the following factors:

•	the Company had a net income of $3.0 in fiscal 2017, decreased by $1.6 million from fiscal 2016

•	an increase of government rebate receivable of $2.9 million from our EV segment in fiscal 2017

•	a reduction of tax payable of approximately $3.0 million in fiscal 2017 due to payment of taxes, compared to an increase of tax payable of $87,175 in fiscal 2016

•	the Company provided approximately $0.9 million bad debt reserve to advance to suppliers in fiscal 2016. With improved utilization of advance to suppliers in fiscal 2017, the Company only provided $45,507 bad debt reserve to advance to suppliers for fiscal 2017.

Net cash used in operating activities was approximately $7.0 million in fiscal 2016, compared to cash provided by operating activities of approximately $4.5 million in fiscal 2015. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

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

Net cash used in investing activities was $3.5 million for fiscal 2017, compared to net cash used in investing activities of $1.8 million in fiscal 2016. The increase in net cash used in investing activities in fiscal 2017 was primarily attributable the payment of $4.5 million paid for acquisition of Suzhou E-Motors. The net cash used in investing activities in fiscal 2016 was primarily attributable to $3.4 million deposit made for business acquisition of E-Motor, offset by a refund of $1.5 million by a supplier due to the cancellation of an asset purchase.

Net cash used in investing activities was approximately $1.9 million in 2016, compared to net cash used in investing activities of approximately $7.2 million in 2015. The decrease in net cash used in investing activities was primarily attributable to deposit made for a business acquisition in fiscal 2016 a decrease by about $4.7 million compared with 2015.

Net cash provided by financing activities was $4.9 million for fiscal 2017, compared to net cash provided by financing activities of $9.1 million for the prior fiscal year. Net cash provided by financing activities for fiscal 2017 primarily due to proceeds of approximately $6.0 million received from September 2017 private placement and $4.9 million increase in bank acceptance note payable, offset by increase in restricted cash of $3.4 million and net repayment of $1.9 million in bank loans. The net cash provided by financing activities for fiscal 2016 was primarily attributable to the proceeds received from our private placement of approximately $8.0 million in 2016 and net proceeds from bank acceptance note payable of $1.8 million, offset by net repayment on bank loans of $1.2 million.

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

Loan Facilities

As of December 31, 2017, the balance of our bank loans was approximately $5.2 million. Our outstanding balance of bank acceptance notes was $7.0 million on December 31, 2017.

As of December 31, 2017, the details of all our short-term bank loans are as follow:

(All amounts are in U.S. dollars)

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	2017-09-28 to 2018-09-15	1 year	$3,057,093
4	Short-term bank loan	Bank of China	2017-09-28 to 2018-09-25	1 year	$2,151,800

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

We repaid approximately $8.3 million and borrowed approximately $7.0 million in bank loans for our working capital needs during the year ended December 31, 2016. We also repaid approximately $3.0 million of bank acceptance notes payable and secured approximately $4.8 million of bank acceptance notes payable in fiscal 2016. As a result, the balance of all our bank loans as of December 31, 2016 was approximately $6.7 million. Our outstanding balance of bank acceptance notes was $1.7 million on December 31, 2016.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2017 and December 31, 2016. We are also a party to certain debt agreements that are secured with pledges on our real property in Shuige Industrial Zone facility located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2017 and December 31, 2016.

	As of December 31, 2017	As of December 31, 2016
Statutory Reserves	$6,461,788	$6,461,788
Total Restricted Net Assets	$6,461,788	$6,461,788
Consolidated Net Assets	$109,612,378	$80,206,069
Restricted Net Assets as Percentage of Consolidated Net Assets	5.9%	8.1%

Total restricted net assets accounted for approximately 5.9% of our consolidated net assets as of December 31, 2017. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Total restricted net assets accounted for approximately 8.1% of our consolidated net assets as of December 31, 2016. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $82,263, $10,819 and $242,552 for the years ended December 31, 2017, 2016 and 2015, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

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

E. Off-balance Sheet Arrangements

We provided a guaranty on behalf of Forasen Group’s outstanding line of credit of RMB 57,070,000 (equivalent to $8,771,659) by pledging our building with a net book value of approximately $6.4 million as the collateral for the loan and notes. The guaranty will be expired on July 23, 2020. As of today, no additional guarantee was made by the Company.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the purchase price allocation, the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to related parties and suppliers; the valuation of inventories; and the realizability of deferred tax assets.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

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

Sales of products: Upon sales of products, the delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery.

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

Revenue from the rendering of services: Revenue from electric vehicle assembly services are recognized upon performance of services as stipulated in the underlying contract. Service revenue generated is currently minimum and insignificant.

Government manufacturing rebate income: The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to fiscal years beginning after December 31, 2017, and interim periods within those fiscal years, with early adoption permitted for reporting periods beginning after December 15, 2016. Subsequently, the FASB issued ASUs in 2016 containing implementation guidance related to ASU 2014-09, including: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which is intended to clarify two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which contains certain provisions and practical expedients in response to identified implementation issues; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which is intended to clarify the Codification or to correct unintended application of guidance. ASU 2014-09 allows for either full retrospective or modified retrospective adoption. The Company adopted ASU 2014-09 and the related ASUs on January 1, 2018 using the modified retrospective method, which will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606, which includes product sales, (2) the presentation of revenue as gross versus net, or (3) the amount of capitalized contract costs upon adoption of Topic 606. Because there will be no change to the timing and pattern of revenue recognition, we believe there will be no material changes to the Company’s consolidated financial statements of exemption of additional required disclosure.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. The Company anticipates the adoption of ASU 2016-02 will have a material impact on the Company’s consolidated financial position; however, the Company does not believe adoption will have a material impact on the Company’s results of operations. The Company believes the most significant impact relates to our accounting for operating leases for office space and equipment.

In November 2016, the FASB issued ASU No. 2016-18,  "Statement of Cash Flows (Topic 230): Restricted Cash", which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of- period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company plans to adopt this ASU in the first quarter of fiscal 2018. The adoption of this guidance will increase cash and cash equivalents by the amount of restricted cash on the Company's consolidated statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a noncontrolling ownership interest, the company is required to measure any noncontrolling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. As a result of the new guidance, the guidance specific to real estate sales in ASC 360-20 will be eliminated. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2017, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$5,208,893	$5,208,893	$-	$-	$-
Bank Acceptance Notes Payable	6,957,526	6,975,526	-	-	-
Operating Lease Obligations	65,131	65,131	-	-	-
Due to third parties	2,995,228	2,995,228	-	-	-
Due to related parties	708,864	708,864	-	-	-
Total	$15,953,642	$15,953,642	$-	$-	$-

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of May 11, 2018:

Name	Age	Position(s)

Zhengyu Wang	49	Chairman of Board of Directors and Chief Executive Officer

Wangfeng Yan	41	Chief Operating Officer

Jing Jin	36	Chief Financial Officer

Yefang Zhang	51	Director

Wencai Pan	40	Director (Independent)

Hongdao Qian	54	Director (Independent)

Shudong Wang	67	Director (Independent)

Zhengyu Wang  is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Wangfeng Yan was appointed as our Chief Operating Officer on March 1, 2018. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”). In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Jing Jin  joined Tantech Holdings in May 2016 and has since served as Chief Financial Officer. Prior to joining our company, Mr. Jin served as Senior Adviser for AAIC (Shanghai) Co., Ltd responsible for M&A transaction deals from January 2014 – February 2016. In the meantime, he also served as Project Advisor and Lecturer for Shanghai Golden Education Group. Prior to 2014, he worked in Can-Access Int’l Financial Consultants Ltd, Vancouver as Senior Financial Adviser, responsible for small-medium enterprises’ financing both in private and public. Mr. Jin graduated from Simon Fraser University in June 2008 in Burnaby, Canada with a Bachelor’s degree of Business Administration. He has been a licensed CPA in the state of New Hampshire since 2014.

Yefang Zhang  has been in leadership roles for over a dozen years. She then helped to found Zhejiang Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food and Stuff Co., Ltd. From 1994 to 1997, she served as Vice GM of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our director and Chief Executive Officer, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

Wencai Pan  has been our director since 2014. He has served as the CFO of Shandong Xiangrui Pharmacy Co. Ltd., which was listed in the US under SMSA Treemont Acquisition Corp. from 2011 through present. From 2007 through 2010, Mr. Pan was the China controller for Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company from 2007 to 2010, as controller for its China operations and was based out of Shanghai. During 2006, Mr. Pan had been employed as a consultant by the Centergate Securities Bankruptcy Committee, which was set up by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. Previously, Mr. Pan served as the finance manager for Shera International Limited, a technology product development, production and distribution company, from 2004 until the end of 2005 and was based out of Shanghai. Mr. Pan was employed as an internal auditor by Valley National Bank, located in Wayne, New Jersey, U.S., from 2003 to 2004. None of Mr. Pan’s previous employers is a parent, subsidiary or other affiliate of the Company. Mr. Pan obtained a Masters in Professional Accountancy from The University of Utah, in 2003. In 1998, Mr. Pan received a bachelor’s degree in Economics from The University of International Business & Economics, Beijing, China. Mr. Pan passed the Chinese CPA exam in 1997 and passed the Uniform CPA exam in the United States in 2002. We have chosen Mr. Pan to serve as a director because of his experience with US GAAP and with United States compliance issues.

Hongdao Qian  has been our director since 2014. He has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. Since July 2017, he has been an independent director of Farmmi, Inc, another Nasdaq listed company. He currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. We have chosen Mr. Qian to serve on our Board of Directors because of his expertise in economics and law.

Shudong Wang  has been our director since 2014. He was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau. We selected Mr. Wang to serve on our Board of Directors because of his expertise in the bamboo industry in China.

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

The board of directors makes an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2017 and 2016.

	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($)
Zhengyu Wang	2017	35,054	—	1,084	36,138
Chief Executive Officer	2016	35,054	—	1,084	36,138
Jianming Wu(3)	2017	26,291	—	813	27,104
Chief Operating Officer	2016	26,291	—	813	27,104
Jing Jin(4)	2017	48,000	—	—	48,000
Chief Financial Officer	2016	29,000	—	—	29,000
Zaihua Chen(5)	2017	26,291	—	813	27,104
Chief Technical Officer	2016	26,291	—	813	27,104
Qingsong Dong(6)	2017	17,527	—	542	18,069
Acting Chief Financial Officer & Treasurer	2016	17,527	—	542	18,069

(1)	No officer received a bonus in 2017.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective March 1, 2018, Jianming Wu resigned as Chief Operating Officer. Wangfeng Yan was appointed as the Registrant’s new Chief Operating Officer.
(4)	Mr. Jing Jin joined Tantech Holdings Ltd. on May 3, 2016 as Chief Financial Officer by replacing Mr. Qingsong Dong.
(5)	Effective December 31, 2017, Zaihua Chen resigned as our Chief Technical Officer.
(6)	Mr. Jing Jin replaced Mr. Qingsong Dong on May 3, 2016 as Chief Financial Officer. Effective March 1, 2018, Qingsong Dong resigned as our Treasurer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2017 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2017, we had four such directors, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2017. Compensation for our Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

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

Mr. Zhengyu Wang currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Wang simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company listed on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Wang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Our CEO, Zhengyu Wang is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

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

D.	Employees

Our Employees

As of April 15, 2018, we employ a total of 134 full-time employees in the following functions:

Lishui & Hangzhou	Number of Employees
Department	April 15, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Senior Management	4	5	5	6
Human Resource & Administration	14	14	23	23
Finance	10	12	12	12
Research & Development	3	3	14	14
Production & Procurement	43	42	57	83
Sales & Marketing	7	7	19	29
Total	81	83	130	167

Below is information specifically for our Suzhou E-Motors subsidiary.

Suzhou E-Motors	Number of Employees
Department	April 15, 2018	December 31, 2017
Senior Management	4	4
Human Resource & Administration	20	20
Finance	10	10
Research & Development	3	3
Production & Procurement	25	25
Sales & Marketing	3	3
Total	53	53

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2017 and 2016, we contributed approximately $123,000 and $110,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Zhengyu Wang

We entered into an employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective January 1, 2011. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately RMB 240,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Wang.

Mr. Wang’s employment has no expiration date but may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Wangfeng Yan

We entered into an employment agreement with our Chief Operating Officer, Mr. Wangfeng Yan, effective March 1, 2018. Under the terms of that employment agreement, Mr. Yan is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

 Mr. Yan’s employment agreement is scheduled to expire on February 28, 2021.

Jing Jin

We entered into an employment agreement with our chief financial officer, Mr. Jing Jin, effective May 3, 2016. Under the terms of that employment agreement, Mr. Jin is entitled to the following:

•	Base compensation of $48,000 payable in 12 equal monthly installments of $4,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Jin.

Mr. Jin’s employment agreement is scheduled to expire on April 13, 2019. Mr. Jin’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 15, 2018 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 28,703,242 common shares outstanding as of April 15, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 15, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the Annual report, we have one (1) shareholder of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Zhengyu Wang (2)	12,780,000	44.525%
Jianming Wu	—	0.0%
Qingsong Dong		0.0%
Yefang Zhang (2)	12,780,000	44.525%
Wencai Pan	—	0.0%
Shudong Wang	—	0.0%
Hongdao Qian	—	0.0%
Jing Jin	—	0.0%
All directors and executive officers as a group (eight (8) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

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

The following table sets forth information with respect to beneficial ownership of our common shares as of April 15, 2018 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 28,703,242 common shares outstanding as of April 15, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of the date of the annual report, we have one (1) shareholder of record.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd (2)	12,780,000	44.525%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

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

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the largest amount outstanding for each of the related party transactions described here during the periods covered that is material to us or the related party. For more details, please refer to note 15 of the financial statements for the years ended December 31, 2017 and 2016. As described in more details below, as of the date of this filing, there is no related party balance outstanding.

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

Shareholders, Officers, Directors and Employees of THL and Tantech Bamboo

Before the IPO, THL was owned entirely by Tanbsok Group Ltd., the sole shareholder of which is Ms. Yefang Zhang, the spouse of our Chief Executive Officer and the Chairman of our Board of Directors, Mr. Zhengyu Wang.

THL owns 100% of USCNHK, and USCNHK owns 100% of Lishui Tantech which in turn owns 100% of Tantech Bamboo.

In June 24, 2016, Lishui Tantech has entered into an equity purchase agreement with the previous holders of 5% interest of Tantech Bamboo, to purchase the 5% interest of Tantech Bamboo for 1,018,935 shares of THL. The purchase was completed in December 2016.

The largest outstanding amount Zhengyu Wang owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and approximately RMB 1.5 million (approximately $245,000), respectively, representing loans made to Mr. Wang for his business related expenses. As of December 31, 2013, all such amounts have been repaid. The largest outstanding amount our company owed Mr. Wang in the year ended December 31, 2014 was RMB 37,870 (equivalent to $6,169), representing payments made by Mr. Wang on the company’s behalf. As of December 31, 2014, such amount has been reimbursed to Mr. Wang.

The largest outstanding amount Yefang Zhang owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and approximately RMB 2.7 million (approximately $430,000), respectively, representing loans made to Ms. Zhang for her business related expenses. As of December 31, 2013, all such amounts have been repaid.

The largest outstanding amount Wangfeng Yan owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and approximately RMB 576,000 (approximately $93,000) ,respectively, representing loans made to Mr. Yan for his business related expenses. As of December 31, 2013, all such amounts have been repaid.

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

The largest outstanding amount LJC owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and approximately RMB 44.0 million (approximately $7.1 million), respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of December 31, 2017, all such amounts have been repaid.

Forasen Companies

Mr. Zhengyu Wang and Ms. Yefang Zhang each own 50% of the equity of Zhejiang Forasen Group Co., Ltd. (“Forasen Group”). Moreover, 95% of Tantech Bamboo was previously owned by Forasen Group, rather than USCNHK. Forasen Group owns part of the equity of Zhejiang Forasen Food and Stuff Co., Ltd. (“ZFF”) and Forasen Group previously owned all of the equity of Hangzhou Forasen E-Commerce Co., Ltd. (“HFE”).

The largest outstanding amount Forasen Group owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, approximately RMB 21.0 million (approximately $3.4 million) and approximately RMB 83.8 million (approximately $13.6 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2017, all such amounts have been repaid. In the years ended December 31, 2014 and 2013, we purchased $839,059 and $3,622,905, respectively in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen Group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

The largest outstanding amount ZFF owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and approximately RMB 19.0 million (approximately $3.1 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of December 31, 2017, all such amounts have been repaid.

The largest outstanding amount HFE owed our company in 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil and RMB 169,192, respectively, representing loans made to pay for working capital needs of HFE. As of December 31, 2017, all such amounts have been repaid.

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

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 213240) our consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, which appears in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing.

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since March 24, 2015 under the symbol “TANH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Annually:
2015	$31.09	$3.12
2016	$5.89	$1.88
2017	$4.37	$1.15
Quarterly:
2016
First Quarter	$5.89	$4.36
Second Quarter	$5.69	$3.23
Third Quarter	$4.36	$1.88
Fourth Quarter	$2.63	$2.00
2017
First Quarter	$2.18	$1.45
Second Quarter	$2.88	$1.15
Third Quarter	$4.37	$2.39
Fourth Quarter	$3.16	$2.58
2018
First Quarter	$2.80	$2.45
Monthly:
2017
December	$2.92	$2.58
2018 (through May 9, 2018)
January	$2.72	$2.58
February	$2.80	$2.45
March	$2.80	$2.57
April	$3.18	$2.70
May (through May 9, 2018)	$3.25	$2.94

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

We incorporate by reference the description of our Memorandum and Articles of Association, as currently in effect in the British Virgin Islands, set forth in our registration statement on Form F-1, declared effective on March 18, 2015 (File No. 333-198788).

C.	Material contracts

Other than as otherwise disclosed previously, we did not have any other materials contracts.

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

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will generally be eligible for reduced tax rates. If capital gains preferential rates are amended, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2017, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2017.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated from 2014 through the end of 2016, but has appreciated approximately 20% against the U.S. dollar since the beginning of 2017. Any appreciation or depreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31. 2017.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting (“ICFR”) is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2017, the last day of our fiscal year of 2017. This assessment was based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) were not effective as of December 31, 2017.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2017 considered the following factors:

•	the number of inadequate skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP;

•	lack of adequate knowledge of SEC rules; and

•	the impact of adjustments proposed by our independent auditors during our review and annual audit processes that, if not posted, may have on the overall financial statements.

Based on the above factors, management concluded that our lack of knowledge of US GAAP and SEC rules are material weaknesses in the Company’s internal control over financial reporting as of December 31, 2017. These material weaknesses existed as of December 31, 2016 and had not yet been fully remediated as of December 31, 2017.

      We reviewed the result of management’s assessment with the Audit Committee of our Board of Directors.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in the Company’s ICFR identified in connection with the above evaluation that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR, other than the following:

•	We implemented the plan for remediation of the material weaknesses in ICFR as outlined in the Form 20-F for the year ended December 31, 2016, continued to improve internal control over financial reporting and conducted timely self-assessment.

•	We completed a thorough review of the processes and procedures in the Company’s financial reporting related to the areas where the material weaknesses existed and made necessary changes to streamline our processes.

•	We reengineered the process and procedures of U.S. GAAP-based period financial consolidation and SEC reporting through improved working models with added controls over the areas such as related party transactions, cash flows and equity investments to ensure the completeness and accuracy and regulatory compliance of our financial statements.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017. Audit services provided by Friedman LLP for fiscal 2017 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2017 and 2016, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000 and $200,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2017 and 2016.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2017 and 2016.

All Other Fees

The Company has not paid Friedman LLP’s other fees in fiscal 2017 or 2016.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was 39%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

4.1 (4)	Purchase Agreement by and among Registrant, Henglong Chen and Suzhou Yimao E-Motors Co., Limited filed under Form 6-K dated May 2, 2016 is incorporated by reference.

4.2 (4)	Long Term Supply Agreement between Registrant and Zhejiang Longquanzhixin Trading Co., Limited, filed under Form 6-K dated December 19, 2016 is incorporated by reference.

8.1 (3)	List of subsidiaries.

10.1(3)	Exclusive Purchase Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.2(3)	Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.3(3)	Exclusive Management Consulting and Technology Service Agreement between Shanghai Jiamu Investment Management Co., Ltd and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.4(3)	Shareholder Voting Right Authorization Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.5(3)	Power of Attorney between Wangfeng Yan and Zhengyu Wang dated July 13, 2017.

10.6(3)	Summary Translation of Share Purchase Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd

10.7(3)	Summary Translation of Lease Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd

10.8(3)	Summary Translation of Lishui Xincai Share Purchase Agreement between Shanghai Shicai Minerals Co., Ltd and Tantech Holdings Ltd

11.1 (2)	Code of Ethics

12.1 (3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 (3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 (3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 (3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	Incentive Securities Plan

15.2 (3)	Press release dated May 11, 2018 titled “Tantech Holdings Limited Announces Full Year 2017 Financial Results”

101.INS (3)	XBRL Instance Document.

101.SCH (3)	XBRL Taxonomy Extension Schema Document.

101.CAL (3)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF (3)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB (3)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE (3)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

(4)	Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: May 11, 2018

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

TANTECH HOLDINGS LTD AND SUBSIDIARIES

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

Tantech Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2012.

New York, New York

May 11, 2018

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2017	2016
Assets
Current Assets
Cash and cash equivalents	$9,941,040	$5,942,842
Restricted cash	3,901,526	328,254
Notes receivable	15,370	-
Accounts receivable from continuing operations, net	44,834,930	35,904,345
Accounts receivable from EDLC business, net	5,420,047	4,736,547
Inventories, net	2,762,016	1,075,573
Advances to suppliers from continuing operations, net	11,290,625	10,055,316
Advances to suppliers from EDLC business, net	6,230,340	4,739,235
Prepaid value-added taxes	3,131,667	680,857
Other receivables , net	1,688,625	70,683
Current assets from discontinued operation	28,699	123,177
Total current assets	89,244,885	63,656,829

Property, plant and equipment, net	9,883,846	8,677,977

Other Assets
Accounts receivable from EDLC business	1,502,518	-
Advances to suppliers	2,109,005	8,638,260
Manufacturing rebate receivable	9,269,118	-
Deferred tax assets	-	94,153
Intangible assets, net	17,476,430	1,788,178
Deposit for asset acquisition	-	431,913
Deposit for business acquisition	-	10,423,500
Goodwill	9,001,924	-
Non-current assets from discontinued operations	-	591,857
Total Assets	$138,487,726	$94,302,667

Liabilities and Equity
Current Liabilities
Short-term bank loans	$5,208,893	$6,694,652
Bank acceptance notes payable	6,975,526	1,727,652
Accounts payable from continuing operations	5,543,226	575,487
Accounts payable from EDLC business	1,643,579	1,372,071
Due to related parties	2,995,228	-
Customer deposits	1,198,661	799,510
Taxes payable	796,182	720,492
Due to third parties	708,864	846,837
Accrued liabilities and other payables	1,719,103	1,359,897
Total Current Liabilities	26,789,262	14,096,598

Deferred tax liability	2,086,086	-
Total Liabilities	28,875,348	14,096,598

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
28,703,242 and 24,311,935 shares issued and outstanding as of December 31, 2017 and 2016, respectively	28,703	24,312
Additional paid-in capital	39,067,328	26,603,511
Statutory reserves	6,461,788	6,461,788
Retained earnings	56,356,369	52,589,154
Accumulated other comprehensive loss	(1,101,270)	(5,472,696)
Total Stockholders' Equity	100,812,918	80,206,069
Noncontrolling interest	8,799,460	-
Total Equity	109,612,378	80,206,069
Total Liabilities and Equity	$138,487,726	$94,302,667

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$43,084,397	$40,532,595	$46,814,536

Cost of revenues	32,405,887	27,476,070	32,082,693

Gross Profit	10,678,510	13,056,525	14,731,843

Operating expenses
Selling expenses	790,191	690,024	857,115
General and administrative expenses	4,653,294	3,622,959	4,723,387
Research and development expenses	627,577	136,625	1,084,867
Total operating expenses	6,071,062	4,449,608	6,665,369

Income from operations	4,607,448	8,606,917	8,066,474

Other income (expenses)
Interest income	18,750	588	82,579
Interest expense	(551,545)	(470,656)	(410,471)
Government subsidy income	-	52,597	326,018
Other income, net	436,163	98,994	1,088,334
Total other income (expenses)	(96,632)	(318,477)	1,086,460

Income before income taxes	4,510,816	8,288,440	9,152,934
Provision for income taxes	1,528,003	1,367,270	2,115,915
Net income from continuing operations	2,982,813	6,921,170	7,037,019

Discontinued operation:
Net income (loss) from discontinued operations, net of tax	30,318	(2,313,477)	1,889,734
Net income	3,013,131	4,607,693	8,926,753

Less: Net loss (income) attributable to the noncontrolling interest from continuing operations	754,084	(308,442)	(487,928)

Net income attributable to common stockholders of Tantech Holding Inc.	$3,767,215	$4,299,251	8,438,825

Net income	3,013,131	4,607,693	8,926,753
Other comprehensive income:
Foreign currency translation income (losses)	4,341,324	(5,448,209)	(3,977,179)
Comprehensive gain (loss)	7,354,455	(840,516)	4,949,574
Less: Comprehensive loss attributable to noncontrolling interest	784,186	(70,029)	(289,069)
Comprehensive income (loss) attributable to common stockholders of Tantech Holding Inc.	$8,138,641	$(910,545)	$4,660,505

Earnings Per share -Basic and Diluted
Continuing operations	$0.15	$0.19	$0.40
Discontinuing operations	$0.00	$(0.10)	$0.09
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	25,971,912	23,019,185	21,240,548

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2017, 2016 and 2015

(In US Dollars)

				Accumulated
			Additional	Other			Non
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Total
	Shares	Shares	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at January 1, 2015	20,000000	$20,000	$9,473,230	$3,515,420	$5,377,637	$40,935,229	$3,155,273	$62,476,789

Issuance of common stock, net of issuance costs of $736,878	1,600,000	1,600	5,661,522	-	-	-	-	5,663,122
Issuance of common stock under service agreements	1,200,000	1,200	17,026,800	-	-	-	-	17,028,000
Cancellation of common stock upon termination of service agreements	(1,200,000)	(1,200)	(17,026,800)	-	-	-	-	(17,028,000)
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	1,023,598	(1,023,598)	-	-
Foreign currency translation losses	-	-	-	(3,778,320)	-	-	(198,859)	(3,977,179)
Net income for the year						8,438,825	487,928	8,926,7533
Balance at December 31, 2015	21,600,000	$21,600	$15,134,752	$(262,900)	$6,401,235	$48,350,456	$3,444,342	$73,089,485

Issuance of common stock	1,693,000	1,693	7,955,407	-	-	-	-	7,957,100
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	60,553	(60,553)		-
Foreign currency translation losses	-	-	-	(5,209,796)	-	-	(238,413)	(5,448,209)
Net income for the year	-	-	-	-	-	4,299,251	308,442	4,607,693
Stock issuance for minority interest buyback	1,018,935	1,019	2,159,123	-	-	-	(2,160,142)	-
Gain on minority interest buyback	-	-	1,354,229	-	-	-	(1,354,229)	-

Balance at December 31, 2016	24,311,935	$24,312	$26,603,511	$(5,472,696)	$6,461,788	$52,589,154	$-	$80,206,069

Issuance of common stock for acquisition	2,500,000	2,500	6,497,500					6,500,000
Issuance of common stock for private placement	1,891,307	1,891	5,966,317					5,968,208
Foreign currency translation gain (loss)				4,371,426			(30,102)	4,341,324
Net income (loss) for the year						3,767,215	(754,084)	3,013,131
Noncontrolling interest through acquisition							9,583,646	9,583,646

Balance at December 31, 2017	28,703,242	$28,703	$39,067,328	$(1,101,270)	$6,461,788	$56,356,369	$8,799,460	$109,612,378

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities

Net income	$3,013,131	$4,607,693	$8,926,753
Net (income) loss from discontinued operations	(30,318)	2,313,477	(1,889,734)
Net income from continuing operations	2,982,813	6,921,170	7,037,019
Adjustments to reconcile net income to net cash
provided by (used in) operating activities from continuing operations:
Allowance for doubtful accounts - accounts receivable	2,632,813	239,487	949,823
Allowance for doubtful accounts - advance to suppliers	(45,507)	927,218	(47,883)
Allowance for doubtful accounts - loan to third parties	(16,827)	59,742	-
Inventory reserve (recovery)	13,908	(84,414)	156,775
Depreciation expense	613,296	534,252	546,528
Amortization of intangible asset	201,647	39,659	9,811
Gain from disposal of property, plant and equipment	-	-	197,026
Changes in operating assets and liabilities:
Accounts receivable	(1,378,315)	(3,192,557)	(212,550)
Advances to suppliers	4,127,511	(11,438,701)	(5,762,321)
Inventory	845,496	(97,373)	20,295
Other receivables	(812,643)	(11,192)	(49,507)
Government rebate receivable	(2,942,190)	-	-
Accounts payable	(955,969)	(965,208)	(486,409)
Accrued liabilities and other payables	(1,450,958)	346,725	728,339
Customer deposits	(377,020)	244,020	76,546
Taxes payable	(2,102,969)	87,175	(1,516,650)
Decrease (increase) in deferred tax liability	-	(98,473)	-
Net cash provided (used in) by continuing operations	1,335,086	(6,488,470)	1,646,842
Net cash provided by (used in) discontinued operating activities	968,949	(544,582)	2,803,690
Net cash provided by (used in) operating activities	2,304,035	(7,033,052)	4,450,532

Cash flows from investing activities
Acquisition of property, plant and equipment	(82,263)	(10,819)	(242,552)
Proceeds from disposal of property, plant and equipment	-	-	32,940
Payment for business acquisition	(4,552,240)	(3,372,925)	(8,030,000)
Cash acquired from business acquisition	35,707	-	-
Changes in deposit for asset acquisition	443,400	1,505,770	1,085,752
Net cash used in investing activities from continuing operations	(4,155,396)	(1,877,974)	(7,153,860)
Net cash provided by investing activities from discontinued operations	662,144	-	-
Net cash used in investing activities	(3,493,252)	(1,877,974)	(7,153,860)

Cash flows from financing activities
Changes in restricted cash	(3,392,606)	(343,316)	3,533,200
Proceeds from third party loan	-	885,694	-
Repayment of loans from third party	(187,706)	-	-
Proceeds from Banker’s acceptance notes payable	6,893,163	4,818,464	2,248,400
Repayments of Banker’s acceptance notes payable	(1,995,953)	(3,011,540)	(9,314,800)
Proceeds from bank loans	10,093,262	7,001,831	12,012,880
Repayments of bank loans	(11,957,020)	(8,251,620)	(5,299,800)
Due from related parties	(477,565)	-	-
Proceeds from issuance of common stocks	5,968,208	7,957,100	5,663,122
Net cash provided by financing activities from continuing operations	4,943,783	9,056,613	8,843,002
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	4,943,783	9,056,613	8,843,002

Effect of exchange rate changes on cash and cash equivalents	243,632	(476,134)	(281,560)

Net increase (decrease) in cash and cash equivalents	3,998,198	(330,547)	5,858,114

Cash and cash equivalents, beginning of year	5,942,842	6,273,389	415,275

Cash and cash equivalents, end of year	$9,941,040	$5,942,842	$6,273,389

Supplemental disclosure information:
Income taxes paid	$1,156,976	$696,435	$2,892,808
Interest paid	$479,358	$261,625	$411,805

Supplemental non-cash activities:
Common shares issued for Minority interest buyback	$-	$2,160,142	$-
Common shares issued for acquisition of E-Motors	$6,500,000	$-	$-
Net book value of assets and liabilities of E-Motors acquired	$11,122,410	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech” or “Tantech BVI” or the “Company”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010. Through its 100% owned subsidiary in Hong Kong, USCNHK Group Limited (“USCNHK”), its 100% owned operating subsidiaries located in the People’s Republic of China (“China” or “PRC”), Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo” or “Bamboo”), Tantech is engaged in the research and development, production and distribution of various products made from bamboo.

In addition, Tantech Bamboo also has five wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”), Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), LishuiZhongzhu Charcoal Co., Ltd. (“LishuiZhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Tantech Charcoal conducts trading business, including the export of charcoal products; Tantech Babiku, established by Tantech Bamboo on October 20, 2015, conducts BBQ charcoal business and Tantech Energy is currently in the process of transferring its low emission BBQ charcoal business to Tantech Babiku. Lishui Zhongzhu, established by Tantech Bamboo on November 18, 2015, is engaged in the production and sales of active charcoal and other products. Tanbo Tech, another new entity established by Tantech Bamboo on December 8, 2015, plans to explore business opportunities outside Lishui area. Tantech Energy was engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Registrant’s former Chief Technology Officer (the “CTO”).

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

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou E-Motors Co., Ltd, (“E-Motors”) from its original shareholder (Note 4). E-Motors is a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China (“China” or “PRC”). The 70% equity interest include 19% equity interest owned directly through Hangzhou Jiyi Trading Co., Ltd (“Jiyi”) and 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), who is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

As a result, the Company ultimately controls 70% equity interest of E-Motors and accounts of E-Motors are consolidated into those of the Company. Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jiyi and Wangbo are incorporated in Hanzhou, PRC. Euroasia also has a fully owned subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities. (Collective “E-Motor Holdings”).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, USCNHK, Lishui Tantech, Tantech Bamboo and its wholly owned subsidiaries, Tantech Charcoal, Tantech Energy, Tantech Babiku and Tanbo Tech, E-Motor and E-Motor Holdings (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Suzhou E-Motors owned by Jinke Chuangtou Co., Ltd., which is not under the Company's control.

Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The following assets and liabilities of the consolidated VIE are included in the accompanying consolidated financial statements of the Company as of December 31, 2017:

December 31, 2017

Current assets	$16,760,444
Non-current assets	36,352,228
Total assets	53,112,672

Current liabilities	(21,695,054)
Non-current liabilities	(2,086,086)
Total liabilities	$(23,781,140)

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed and operations disposed), less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the purchase price allocation, the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and suppliers; the valuation of inventories; and the realizability of deferred tax assets.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and banker’s acceptance notes payable approximates their recorded values due to their short-term maturities.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

Intangibles including goodwill

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at their fair value. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values.

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life

Goodwill	Indefinite
Licenses and permit	Indefinite
Software	3- 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment other than goodwill whenever events or changes in circumstances indicate that the assets might be impaired.

The Company evaluates goodwill and licenses and permits for impairment when a triggering event occurs. There is no intangible assets impairment as of December 31, 2017 and 2016.

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

Sales of products: Upon sales of products, the delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery.

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

Revenue from the rendering of services: Revenue from electric vehicle assembly services are recognized upon performance of services as stipulated in the underlying contract. Service revenue generated is currently minimum and insignificant.

Government manufacturing rebate income: The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2017		December 31, 2016		December 31, 2015
US$:RMB exchange rate	Period End	$0.1537	Period End	$0.1440	Period End	$0.1541
	Average	$0.1478	Average	$0.1506	Average	$0.1606

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2017 and 2016. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2017 and 2016. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2017, there were 1,078,045 warrants not included in the diluted loss per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets

Reclassification

In connection with the discontinued operation of the EDLC business, certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on net income or cash flows as previously reported.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to fiscal years beginning after December 31, 2017, and interim periods within those fiscal years, with early adoption permitted for reporting periods beginning after December 15, 2016. Subsequently, the FASB issued ASUs in 2016 containing implementation guidance related to ASU 2014-09, including: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which is intended to clarify two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which contains certain provisions and practical expedients in response to identified implementation issues; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which is intended to clarify the Codification or to correct unintended application of guidance. ASU 2014-09 allows for either full retrospective or modified retrospective adoption. The Company adopted ASU 2014-09 and the related ASUs on January 1, 2018 using the modified retrospective method, which will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

Recent accounting pronouncements

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606, which includes product sales, (2) the presentation of revenue as gross versus net, or (3) the amount of capitalized contract costs upon adoption of Topic 606. Because there will be no change to the timing and pattern of revenue recognition, we believe there will be no material changes to the Company’s consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. The Company anticipates the adoption of ASU 2016-02 will have a material impact on the Company’s consolidated financial position; however, the Company does not believe adoption will have a material impact on the Company’s results of operations. The Company believes the most significant impact relates to our accounting for operating leases for office space and equipment.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a noncontrolling ownership interest, the company is required to measure any noncontrolling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. As a result of the new guidance, the guidance specific to real estate sales in ASC 360-20 will be eliminated. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

Note 3 -- Liquidity

For the year ended December 31, 2017, the Company had a significant decrease in revenue from its consumer product segment due to stiff competition; disposed its EDLC business as a result of operating losses and outdated technology; completed the acquisition of Suzhou E-Motors to enter into the electric vehicle (“EV”) business. All of these events had and will continue to have significant impact on the Company’s operations. For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers as online shopping has become increasingly popular. The Company has been experiencing longer sales and collection periods while pushing back on the delivery of raw materials for production. That leads to higher balances of accounts receivable and advances to suppliers as compared to prior years. Meanwhile, the newly acquired EV sector is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles due to recent policy changes. On the other hand, the disposal of the EDLC business can save the Company certain operating cash flows.

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $10 million cash on hand as of December 31, 2017. Although the Company maintains a positive working capital as of December 31, 2017 and generated positive cash flows from its continued operations during the year ended December 31, 2017, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31, 2017 and 2016, the Company had a short-term loan balance of approximately $5.2 million and $6.7 million, respectively. In addition, the Company had bank acceptance note payable balance of $7.0 million and $1.7 million as of December 31, 2017 and 2016, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. As of May 6, 2018, the Company subsequently collected $16.4 million of the accounts receivable balance as of December 31, 2017 from its continuing operations, and $5.4 million of the accounts receivable balance from its EDLC business. The Company also subsequently utilized $2.4 million of advance to suppliers balance as of December 31, 2017 from its continuing operations, and collected refund of $1.0 million advance to suppliers balance from its EDLC business as of May 6, 2018. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2018. As of the date of this report, the Company maintains a cash balance of approximately $9.8 million, excluding the $18.4 equity investment paid to acquire Lishui Xincai Industrial Co., Ltd. (See Note 22 – Subsequent Event).

The Company is also working closely with the local government to speed up the government rebate process and expects the outstanding rebate receivable being fully collected in 2019. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Acquisition of E-Motors

On July 12, 2017 (the “Closing Date”), the Company completed the acquisition of 70% of the equity interest of E-Motors through E-Motors Holdings (Note 1), a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China.

Pursuant to the original Purchase Agreement executed on May 2, 2016, and the Supplemental Agreement No. 1 signed on December 22, 2016 and Supplemental Agreement No. 2 signed on July 12, 2017, the Company acquired 70% equity interest of Suzhou E-Motors for a total cash consideration of $15,861,840 (RMB 103,200,000) and a share consideration of 2,500,000 restricted shares of Tantech’s common stock with fair value of $6,500,000. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts

Cash acquired	$37,132
Restricted cash	23,055
Accounts receivable, net	4,495,690
Accounts receivable from related parties, net	3,434,845
Manufacturer rebate receivable	6,209,480
Inventories, net	2,404,668
Advances to suppliers, net	1,233,274
Due from related party	385,083
Other current assets	1,608,333
Property, plant and equipment, net	1,584,652
Patents and software	2,050,923
Electronic vehicle registered license	13,907,238
Accounts payable	(6,101,767)
Accrued liabilities and other current liabilities	(6,444,440)
Deferred tax liability	(1,884,603)
Noncontrolling interest	(9,583,646)
Goodwill	9,001,923

Total consideration	$22,361,840

The intangible assets mainly include E-motor’s electronic vehicles registered license of $13,907,238 with an indefinite life. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Disposal of Certain Assets of Tantech Energy

On December 14, 2017, the Company entered into a sale agreement and related agreements (the “EDLC Agreements”) to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Registrant’s former CTO.

Pursuant to the EDLC Agreements, total purchase price is $2,459,200 (RMB 16 million) (the “Purchase Price”). The purchase price is payable in ten years with initial payment of approximately $0.7 million (RMB 4.48 million) due in fiscal 2017. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Buyer is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate. As of December 14, 2017, the book value of net assets underlying the transaction was $432,929 and the gain from the sales transaction was approximately $1,948,490, which was included in the net income from discontinued operation in fiscal 2017. As of December 31, 2017, the aggregated of accounts receivable from Buyer was $1,770,624 of which $$1,502,518 was included in the accounts receivable –long term in the consolidated balance sheets (Note 5).

In connection with the Agreement, Buyer and the Company also signed a lease agreement, pursuant to which, the Buyer agreed to lease the existing production facility from Tantech Energy for five years. The rents for the first two years are free. The annual rent income for the third, fourth and fifth year is $50,750, $58,000 and $65,250, respectively. As a result of this agreement, the Company believes the sales of certain assets of Tantech Energy represented a strategic shift that could have a material effect on the Company’s result of operations. Based on the Company’s management accounts, certain assets as of December 31, 2017 and 2016, the revenue and expenses for the year ended December 31, 2017 and 2016 have been reclassified as discontinued operations to retrospectively reflect this transaction.

The financial results of the disposed EDLC business line are set forth below.

	For the year ended December 31,
	2017	2016	2015
Revenue	$3,402,405	$7,133,079	$12,015,364
Cost of revenues	(1,433,301)	(6,645,824)	(9,864,991)
Gross profit	1,969,104	487,255	2,150,373
Operating expenses	(4,100,079)	(2,798,681)	(2,405)
(Loss) Income from operations	(2,130,975)	(2,311,426)	2,147,968
Gain on disposal of EDLC	1,948,490	-	-
Other income (expense), net	219,971	(2,051)	3,566
Net income (loss) before tax	37,486	(2,313,477)	2,151,534
Income taxes	(7,168)	-	(261,800)
Income (loss) from discontinued operations	$30,318	$(2,313,477)	$1,889,734

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	December 31 2017	December 31, 2016

Accounts receivable	$52,201,869	$41,577,348
Accounts receivable – related parties *	3,434,845	-
Allowance for doubtful accounts	(3,879,219)	(936,456)
	51,757,495	40,640,892
Less: account receivable – long term portion from continuing operations **	(1,502,518)	-
Accounts receivable – short term portion, net	$50,254,977	$40,640,892

Including:
Accounts receivable – short term portion from continuing operations, net	$44,834,930	$35,904,345
Accounts receivable – short term portion from EDLC business net	$5,420,047	$4,736,547
Accounts receivable – short term portion, net	$50,254,977	$40,640,892

* As of December 31, 2017, the Company had total accounts receivable balances of $3,434,845 due from the affiliates of the original shareholders of E-Motors. E-Motors did not have related party’s sales to these two related parties after being acquired by the Company on July 12, 2017 (Note 4). The Company collected back approximately $2.2 million (RMB 14.5 million) from these two related parties by May 6, 2018 and expects to collect the remaining balance by June 30, 2018.

**representing the non-current portion of accounts receivable resulted from disposition of certain assets in Tantech Energy (Note 5).

Approximately $16.4 million or 37% of the accounts receivable balances (including $2.2 million accounts receivable from related parties) from continuing operations (equivalent to approximately $23.8 million) and $5.4 million of accounts receivable balance from EDLC business have been subsequently collected by May 6, 2018.

	Years ended December 31,
	2017	2016
Balance at beginning of year	$936,456	$1,224,364
Addition to doubtful accounts expense	2,768,948	547,176
Deduction – collection of doubtful accounts	-	(748,241)
Translation adjustments	173,815	(86,843)
Balance at end of year	$3,879,219	$936,456

Note 7 – Inventory

Inventory consisted of the following:

	December 31, 2017	December 31, 2016

Raw materials	$1,649,403	$822,538
Finished products	321,473	282,783
Work in process	876,003	153,261
Subtotal	2,846,879	1,258,582
Inventory reserve	(84,863)	(59,832)
	2,762,016	1,198,750
Less: inventory from discontinued operations	-	123,177
Inventory from continuing operations	$2,762,016	$1,075,573

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Advances to suppliers

Advances to suppliers - current

	December 31, 2017	December 31, 2016

Advances to suppliers	$22,285,733	$16,465,072
Allowance for doubtful accounts	(4,764,768)	(1,670,521)
Advances to suppliers, net	$17,520,965	$14,794,551
Including:
Advances to suppliers from continuing operations, net	$11,290,625	$10,055,316
Advances to suppliers from EDLC business, net	$6,230,340	$4,739,235
Advances to suppliers, net	$17,520,965	$14,794,551

An analysis of the allowance for doubtful accounts for the years ended December 31, 2017 and 2016 is as follows:

	Years ended December 31,
	2017	2016
Balance at beginning of year	$1,670,521	$306,915
Addition to doubtful accounts expense	2,947,657	1,458,381
Deduction – utilization or return of advances	(80,740)	(22,141)
Translation adjustments	227,330	(72,634)
Balance at end of year	$4,764,768	$1,670,521

Approximately 21% of the prepayment balances (equivalent to approximately $2.4 million) from continuing operations as of December 31, 2017 have been utilized by May 6, 2018. Approximately $1.0 million of the prepayment balance from EDLC business as of December 31, 2017 have been collected by May 6, 2018. One of the Company’s major vendor in EDLC business, Longquan Zhixin Trading Co., Ltd., with outstanding advance to supplier balance of $5.9 million as of December 31, 2017 has signed an agreement with the Company to repay the full amount prior to June 2018.

Advances to suppliers - long term

	December 31, 2017	December 31, 2016

Zhejiang Longquanzhixin Commercial & Trade Co., Ltd *	$1,647,905	$8,638,260
Zhibo Jieli Special Battery Material Co., Ltd **	461,100	-
Advances to suppliers - long term, net	$2,109,005	$8,638,260

* representing the prepayments made to ensure continuous high-quality supply and favorable purchase prices. On December 15, 2016, the Company entered into a long-term supply agreement with Zhejiang Longquanzhixin Commercial & Trade Co., Ltd. (“ZLCT”) to make an advance payment of $8,638,260 million (RMB 60,000,000) as of December 31, 2016. The purpose of the prepayment is to support ZLCT to purchase local bamboo forests (approximately 1,650 acres) and expand its operations. Meanwhile, the Company is guaranteed to receive steady supplies from ZLCT of minimum 13,000 tons of charcoal raw material annually with a fixed purchase price for the next three years. Advances will be offset through bamboo raw material purchases until the advances are fully utilized.

** representing the prepayments made to acquire machinery.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers within two years period after sales are finalized and paperwork is submitted. Based on the criteria listed, E-Motors is eligible for approximately $29,400 and $60,200   in government manufacturing rebates for each of the qualifying electric buses sold during the years ended December 31, 2017 and 2016, respectively.

The Company applied 100 qualified electric buses sold during the period from July 1, 2017 to December 31, 2017 for government manufacture rebate and recognized $2,942,190 manufacturing rebate income as part of revenue and corresponding receivable for the year ended December 31, 2017, because the management believes that the electric buses sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured. As of December 31, 2017, the manufacturing rebate receivable was $9,269,118, including $6,209,480 of manufacturing rebate receivable related to qualified electric buses sold in fiscal 2016 and $3,059,638 of manufacturing rebate receivable related to qualified electric buses sold in fiscal 2017. E-Motors has received the full payment of the eligible government rebates for the qualifying electric buses sold in fiscal 2015. The Company has not received any payment of those eligible government rebates for the sales made in the fiscal year 2016 due to the recent slower processing of rebates. The Company expected to fully collect manufacturing rebates receivable in 2019.

Note 10 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2017	December 31, 2016

Building	$13,430,892	$11,936,896
Machinery and Production equipment	2,831,180	2,795,133
Electronic equipment	312,667	236,890
Office equipment	75,097	46,988
Automobiles	655,897	212,167
Subtotal	17,305,733	15,228,074
Accumulated depreciation	(7,421,887)	(5,958,240)
	9,883,846	9,269,834
Less: Property, plant and equipment, net for discontinued operations	-	591,857
Property, plant and equipment, net for continuing operations	$9,883,846	$8,677,977

Depreciation expense was $613,296, $534,252 and $1,546,528 for the years ended December 31, 2017, 2016 and 2015, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets, net

	December 31, 2017	December 31, 2016

Software	$761,052	$702,666
Electronic vehicle registered license (Note 4)	13,907,238	-
Land use rights*	1,982,926	1,857,410
Patents**	4,611,000	-
Total	21,262,216	2,560,076
Less: Accumulated amortization	(3,785,786)	(771,898)

Intangible assets, net	$17,476,430	$1,788,178

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2017, and 2016, land use rights with net book value of $1,365,030 and $1,522,564, respectively, were pledged as collateral for bank loans. The land use rights are amortized over 50 years and the software is amortized over 5 years. Amortization expense for intangible assets for the years ended December 31, 2017, 2016 and 2015 totaled $201,647, $39,659 and $9,811, respectively.

** Patents on specialty electric vehicles resulted from the acquisition of Suzhou E-Motors (Note 4).

Note 12 – Short-term bank loans

The Company’s short-term bank loans consist of the following:

		December 31, 2017		December 31, 2016

Loan payable to Hangzhou Bank	(a)	$		$287,942

Loan payable to Bank of China Lishui Branch	(b)		5,208,893	4,967,000

Loan payable to SPD bank	(c)		-	1,439,710

Total			$5,208,893	$6,694,652

(a)	On March 28, 2016, the Company entered into a short-term loan agreement with Hangzhou Bank (Lishui Branch) to borrow $287,942 (RMB 2 million) for a year with fixed annual interest rate of 4.35%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by a third party, China Pacific Property Insurance Co. Ltd. The loan was repaid on maturity date in 2017.

(b)

On May 10, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,087,580 (RMB 14.5 million) for a year with fixed annual interest rate of 5.88%. In addition, on June 6, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,879,420 (RMB 20 million) for a year with a floating rate, the annual rate as of the period ended is 5.66%. These loans were for working capital purchases and were guaranteed by related party Mr. Zhengyu Wang and his wife Ms. Yefang Zhang, as well related party Lisui Jiuanju Trading Co,, Ltd., and a third-party Zhejiang Meifeng Tea Industry Co., Ltd. These loans were fully repaid upon maturity.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term bank loans - continued

On September 26, 2017, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,151,800 (RMB 14 million) for a year with a fixed rate of 6.10%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by two related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd.

On September 26, 2017, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $3,057,093 (RMB 19.89 million) for a year with a fixed annual interest rate of 5.88%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by building and the Land use right with carrying value of $3,930,109 as of December 31, 2017, and two related parties, Lishui Jiuanju Trading Co., Ltd. and Zhengyu Wang.

On March 30, 2017, Bamboo entered into a short term loan agreement with Bank of China (Lishui Branch) to borrow $3,074,000 (or RMB 20 million) for half year period with a fixed annual interest rate of 5.66%. The purpose of the loan was for working capital purpose. The loan was guaranteed by a related party- Lishui Jiuanju Trading Co., Ltd. and the Company’s CEO Mr. Zhengyu Wang and his wife Ms. Yefang Zhang. The loan was fully repaid upon maturity on September 29, 2017.

On March 30, 2017, the company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,213,280 (or RMB 14.4 million) for half a year due on September 29, 2017 with fixed annual interest rate of 5.66%. The purpose of the borrowing is for working capital purpose. The loan was guaranteed by the Company’s CEO Mr. Zhengyu Wang and his wife Ms. Yefang Zhang. The loan was fully repaid upon maturity on September 29, 2017.

As of December 31, 2017, total loans payable to Bank of China Lishui Branch amounted to $5,208,893.

(c)	On August 16, 2016, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow $1,439,710 (RMB 10 million) for a year with fixed annual interest rate of 5.046%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by Tantech Energy and three related parties, Yefang Zhang, Zhengyu Wang and Forasen Group. The loan was repaid on maturity date in 2017.

For the years ended December 31, 2017, 2016 and 2015, the interest expense was $479,358, $388,007 and $349,019, respectively.

Note 13 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of one year. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2017, and 2016, deposits of $3,901,526 and $328,254 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31, 2017	December 31, 2016

Bank acceptance notes payable issued by Bank of Hangzhou Lishui Branch	(a)	$-	$287,942
Letter of credit issued by Shanghai Pudong Development Bank Lishui Branch	(b)	3,074,000	1,439,710
Bank acceptance notes payable issued by Bank of Zhang Jiagang Yule Branch	(c)	3,901,526

Total		$6,975,526	$1,727,652

(a)	Bank acceptance notes payable issued by Bank of Hangzhou, Lishui Branch have due date of March 21, 2017. The Company is required to maintain cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. The note payable was repaid when due.

(b)	Letter of credit of $1,439,710 issued by Shanghai Pudong Development Bank, Lishui Branch was due date of August 16, 2017 and the Company fully repaid upon maturity. A new letter of credit of $3,074,000 was issued on August 15, 2017 and due on August 14, 2018. The letter of credit is guaranteed by a land use right and a building with a total carrying value approximately of $4.5 million and three related parties, Forasen Group, Zhengyu Wang, and Yefang Zhang.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Bank acceptance notes payable - continued

(c)	Bank acceptance notes payable issued by Bank of Zhang Jiagang Yule Branch with due dates from April 20, 2018 to July 3, 2018. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

Note 14 – Convertible Note

On February 9, 2017, the Company entered into a Convertible Note Agreement with ARC Capital Ltd. to secure a loan for $2,000,000, which can be converted into the Company’s common stock after six months following the effective date, at a conversion price which is 85% of the 15 trading day average closing price of the Company’s common stock prior to the date of Tantech receiving Notice of Conversion by Note Holder. The conversion price shall, under no circumstances, be lower than the average closing price of the 10 trading days prior to the date of signing of this Agreement. The term of the loan is one year, and the interest rate is 7% per annum payable at the maturity date, which rate can be increased to 10% per annum subject to the agreement stated. On September 27, 2017, the parties mutually agreed to terminate the Convertible Note Agreement, effective immediately. From the date the parties entered into the Convertible Note Agreement through the dated of termination, no funds were advanced under the Convertible Note Agreement, and no amounts were due.

Note 15 – Related Party Transactions

The balances due to related parties were as follows:

	December 31, 2017	December 31, 2016

Dr. Henglong Chen and its affiliates *	$240,462	$-
Mr. Yulong Chen, a shareholder of the Company	1,537,000	-
Forasen Group, controlled by Mr. Zhengyu Wang, Chairman and CEO of the Company	1,217,766	-
Total	$2,995,228	$-

* Dr. Henglong Chen is the original shareholder of E-Motors (Note 4). The Company acquired his 70% equity interest in E-Motors and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of E-Motors.

Balances of due to the related parties were unsecured, interest-free and due upon demand.

As of December 31, 2017, the Company had total accounts receivable balances of $3,434,845 due from the affiliates of the original shareholders of E-Motors (see Note 6).

The Company’s major shareholder Mr. Zhengyu Wang and his wife Ms. Yefang Zhang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans and bank acceptance notes payables (Note 12 and 13).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Commitments and Contingencies

Guaranty provided for related party

As of December 31, 2017, the Company provided a guaranty on behalf of Forasen Group’s outstanding line of credit of $8,771,659 (RMB 57,070,000) by pledging the Company’s building with carrying value approximately of $8.8 million as the collateral for the loan and notes. The guaranty will expire on July 23, 2020. As of December 31, 2016, the Company provided a guaranty on behalf of Forasen Group’s outstanding line of credit of $8,645,459 (RMB 60,050,000) by pledging the Company’s building with a net book value of approximately $4.0 million as the collateral for the loan and notes. The guaranty on the line of credit expired on April 8, 2017.

E-Motors also leased certain factory and apartment for employees under operating leases through August 2018. The minimum lease payments under operating leases agreement were $65,131. The rental expense for the year ended December 31, 2017 was $73,184.

Note 17 – Stockholders’ equity

On March 4, 2016, the Company issued a total of 1,693,000 shares of its common stock at $4.70 per share for $7,957,100 to various purchasers in a private placement transaction.

On December 28, 2016, the Company issued 1,018,935 shares of the Company’s common stock to acquire the 5% minority interest of Tantech Bamboo from five individual holders. Please refer to Note 14.

On July 12, 2017, in connection of the acquisition of E-Motors, the Company issued 2,500,000 shares of its common stock to the original shareholder of E-Motors. These shares are restricted for minimum twelve months after the completion of the acquisition. The fair value of these shares was $6,500,000 based on the share price of $2.6 on July 12, 2017.

On September 27, 2017, the Company and certain institutional investors entered into a securities purchase agreement in connection with the September 2017 Offering, pursuant to which the Company agreed to sell an aggregate of 1,891,307 common shares and warrants to initially purchase an aggregate of 1,078,045 common shares, consisting of 945,654 investor warrants and 132,391 placement agent warrants. The common share purchase price is $3.45 per common share. On September 29, 2017, the Company completed the September 2017 Offering. After deducting offering expenses, the Company received $5,968,208 in net proceeds from the sale of the common shares.

Note 17 – Stockholders’ equity -continued

Warrants registered in September 2017 Offering

In connection with the September 2017 offering, the Company registered and issued warrants to purchase an aggregate of 1,078,045 common shares, consisting of 945,654 investor warrants (the “Investor Warrants”) and 132,391 placement agent warrants (the “Placement Agent Warrants”). All warrants carry a term of 5 years. The Investor Warrants are exercisable at $4.25 per share and the Placement Agent Warrants are exercisable at $4.675 per share. The Investor Warrants can be exercisable immediately as of the date of issuance. The Placement Agent Warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

Management determined that these warrants are equity instruments because the warrants are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2017, the total number of warrants outstanding was 1,078,045 with weighted average remaining life of 5 years. No warrants were exercisable as of December 31, 2017.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Noncontrolling Interests

A reconciliation of non-controlling interest as of June 30, 2017 and December 31, 2016 is as follows:

	December 31, 2017	December 31, 2016

Beginning Balance	$-	$3,444,342
Noncontrolling interest through acquisition of E-Motors (Note 4)	9,583,646
Proportionate shares of net (loss) income	(754,084)	308,442
Capital contribution by a minority shareholder
Buyback of Noncontrolling interest (a)	-	(2,160,142)
Gain on Noncontrolling interest buyback (a)	-	(1,354,229)
Foreign currency transaction adjustment	(30,102)	(238,413)

Total	$8,799,460	$-

(a)	On June 24, 2016, Tantech BVI, through its wholly owned subsidiary, Lishui Tantech, entered into an equity purchase agreement with the five individuals who holds the 5% equity interest of Tantech Bamboo. Pursuant to the equity purchase agreement, Tantech BVI issued 1,018,935 shares of the Company’s common stock in consideration for the 5% equity interest of Tantech Bamboo. The transaction was consummated on December 28, 2016. Upon the completion of the acquisition, Tantech BVI’s equity interest in Tantech Bamboo increased from 95% to 100%. Since Tantech BVI retains its control over Tantech Bamboo before and after the acquisition of minority interest, this change in the parent’s ownership interest shall be accounted for as an equity transaction in accordance with FASB ASC 810-10-45. No gain or loss was recognized in the consolidated net income or comprehensive income. The carrying amount of the previous non-controlling interest was adjusted to reflect the change in its ownership interest in Tantech Bamboo. The difference between the fair value of the common stocks issued and the amount by which the minority interest was adjusted was recorded as additional paid in capital.

Note 19 – Taxes

Taxes Payable

Taxes payable as of December 31, 2017 and 2016 consist of the following:

	December 31, 2017	December 31, 2016

Corporation income tax payable	$551,610	$441,084
Other tax payable	244,572	279,408

Total	$796,182	$720,492

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes - continued

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company.

Tantech Energy was registered in the PRC and is also subject to corporate income tax at a reduced rate of 15% starting from 2013 when it was approved by local government as a high-tech company. Lishui Tantech Energy, Jiamu, Jiyi, Wangbo, Bamboo Tourism, Tantech Charcoal, Tantech Babiku and Tanbo Tech are all subject to income tax at unified rate of 25%. E-Motors was approved by local government as a high –Tech company on December 7, 2017 and was subject to income tax rate of 15%.

The impact of the tax holidays noted above decreased foreign taxes by $899,503 and $906,131 for the years ended December 31, 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.03 for both years ended December 31, 2017 and 2016.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	2015
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(10)%	(10)%	(12)%
Permanent difference	2%	1%	5%
Changes of deferred tax assets valuation allowances	17%	-%	5%
Total	34%	16%	23%

(a) Two of the Company’s subsidiaries, Tantech Bamboo and Tantech Energy are subject to tax rate of 15%.

The provision for income tax consisted of the following:

	Years ended December 31,
	2017	2016	2015
Current	$1,334,254	$1,465,744	$2,115,915
Deferred	193,749	(98,474)	-
Total	$1,528,003	$1,367,270	$2,115,915

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Allowance for doubtful accounts and other reserves	$1,682,706	$564,556
Valuation allowance	(1,682,706)	(470,403)
Total	$-	$94,153

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$2,086,086	$-
Total	$2,086,086	$-

At December 31, 2017, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2017, and 2016, the valuation allowance was $1,682,706 and $470,403, respectively, and the net change in the valuation allowance was increased to $1,212,303 for the year ended December 31, 2017. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the years ended December 31, 2017, 2016 and 2015, two major customers accounted for approximately 47%, 27% and 29% of the Company’s total sales, respectively. As of December 31, 2017, one customers accounted for approximately 43% of the Company’s accounts receivable balance. As of December 31, 2016, three customers accounted for approximately 33% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the years ended December 31, 2017, three major suppliers accounted for more than 61% of the Company’s total purchases. For the years ended December 31, 2016 and 2015, four major suppliers accounted for approximately 88% and three major suppliers accounted for approximately 61% of the Company’s total purchases, respective.

Note 21 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results of consumer products, trading and electronic vehicles separately. The Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electronic vehicles, and trading. Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts rubber and other trading businesses. Electronic Vehicle segment (“EV”) was acquired in July 2017 (Note 4).

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2017 and 2016, respectively.

	Consumer product			Trading			EV	Total
	2017	2016	2015	2017	2016	2015	2017	2017	2016	2015
Revenue from external customers	$32,675,933,	$39,978,902	$43,235,065	$1,829,475	$553,693	$3,579,471	$8,578,988	$43,084,397	$40,532,595	$46,814,536
Revenue from inter segment	(2,736,204)	576,302	736,527	(24,550)	12,345	11,988	-	(2,760,754)	588,647	748,515
Cost of revenue	24,357,432	27,450,566	28,618,875	1,412,061	25,504	3,463,818	6,636,402	32,405,887	27,476,070	32,082,693
Gross profit	8,318,510	12,528,336	14,616,190	417,414	528,189	115,653	1,942,586	10,678,510	13,056,525	14,731,843
Interest Expenses	290,797	341,697	324,643	124,586	128,959	85,828	136,161	551,545	470,656	410,471
Depreciation & amortization	506,027	522,770	239,170	25,345	51,141	72,715	299,075	814,942	573,911	311,885
Capital expenditure	74,202	10,819	242,552	-	-	-	8,061	82,263	10,819	242,552
Segment assets	83,024,439	92,878,334	84,205,232	5,988,364	1,424,333	2,071,215	49,474,923	138,487,726	94,302,667	86,276,447
Segment profit	$5,293,269	$7,070,925	$6,302,893	$203,157	$(149,755)	$734,126	$(2,513,613)	$2,982,813	$6,921,170	$7,037,019

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Segment information - continued

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2017	2016	2015
Revenue from China	$43,084,397	$39,976,470	$46,114,044
Revenue directly from foreign countries	-	556,125	700,492
Total Revenue	$43,084,397	$40,532,595	$46,814,536

Note 22 – Subsequent Events

On January. 10, 2018, the Company signed a share purchase agreement (the “Agreement”) with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Following the completion of the acquisition, the Company would indirectly hold a 18% stake in Libo Haokun.

Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the southwestern province of Guizhou, China. According to a geological report issued by Liaoning Nuclear Geological Survey Institute in June 2016, the quarry had estimated reserves of approximately 4.02 million cubic meters of ores. As of the date of the valuation conducted in December 2016, the quarry had estimated reserves of approximately 3.74 million cubic meters of ores and the corresponding mining right was valued at RMB 664.74 million. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The current mining permit has a term of two years and eight months valid from September 2016 to May 2019. The mining permit may be renewed for consecutive additional three-year terms, subject to certain conditions, such as filing renewal applications, paying license fees, and the satisfaction of environmental protection standards, among other things.

Pursuant to the Agreement, Tantech agrees to acquire all issued and outstanding common shares of Lishui Xincai for a total consideration of RMB 120 million in cash to be paid in two installments. The first installment of RMB 25 million will be paid within five business days following the execution of the Agreement. The second and final installment of RMB 95 million will be paid within thirty days after the signing of the Agreement. The Company paid the consideration of RMB 120 million (approximately $18.4 million) in full by March 2018 in accordance with the Agreement, mainly using funds collected from its outstanding accounts receivable. Shanghai Shicai completed the registration process with the industrial and commerce administration of the local government before January 31, 2018, for transfer of the share ownership of Lishui Xincai to Tantech. Tantech is now legally recognized as the shareholder of Lishui Xincai upon the completion of the share ownership transfer registration.

From January 29, 2018 to March 30, 2018, the Company received in aggregated of $599,430 bank acceptance notes issued by Bank of Zhangjiagang Rural Business Bank with due dates from July 29, 2018 to September 30, 2018. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.