Form 20-F
period 2018-12-31
TANTECH HOLDINGS LTD
filed 2019-05-15
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Tel: +86-578-226-2305

Fax: +86-578-226-2360

Email: tantech@tantech.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares	TANH	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

28,853,242

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.          Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).                   Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2018, 2017, and 2016. This information is derived from our consolidated financial statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2018	2017	2016
Revenues	$29,561	$42,298	$39,902
Gross profit	8,029	10,556	13,023
Operating expenses	5,679	5,984	4,372
Income from operations	2,350	4,572	8,651
Income from continuing operations before income taxes	2,028	4,476	8,333
Provision for Income taxes	1,031	1,528	1,367
Net income from continuing operations	997	2,948	6,966
Net income (loss) from discontinued operations	83	65	(2,358)
Net income	1,080	3,013	4,608
Net income (loss) attributable to the non-controlling interest	(897)	(754)	308
Net income attributable to common stockholders	$1,977	$3,767	$4,299
Earnings from continuing operations per share	0.07	0.15	0.19
Earnings (loss) from discontinued operations per share	0.00	0.00	(0.10)

Balance sheet data:

	As of December 31,
	2018	2017	2016	2015	2014
Working capital	$48,159	$62,456	$49,560	$49,697	$43,517
Current assets	70,314	89,245	63,659	62,683	59,749
Total assets	134,194	138,487	94,303	87,075	78,709
Current liabilities	22,155	26,789	14,097	13,986	16,232
Total liabilities	24,208	28,875	14,097	13,986	16,232
Total equity	$109,986	$109,612	$80,206	$73,089	$62,477

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

	December 31, 2018		December 31, 2017		December 31, 2016
US$:RMB exchange rate	Period End	$0.1513	Period End	$0.1537	Period End	$0.1440
	Average	$0.1454	Average	$0.1478	Average	$0.1506

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5063	6.7569	6.9575	6.4773
2018	6.6090	6.8755	6.9737	6,2649
2019 (through May 10 , 2019)	6.8193	6.7419	6.8772	6.6868
January	6.7035	6.7917	6.8772	6.7035
February	6.6876	6.7401	6.7790	6.6868
March	6.7119	6.7129	6.7342	6.6912
April	6.7357	6.7157	6.7380	6.6931
May (through May 10, 2019)	6.8193	6.7616	6.8193	6.7346

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

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Since 2010, China’s GDP growth rate has slowed from more than 10% to less than 7%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

For the years ended December 31, 2018, 2017 and 2016, major customers (above 10% of the total revenue), in the aggregate, accounted for 100%, 88% and 98%, respectively, of EV sales for Shangchi Automobile, formerly known as Suzhou E-Motors. Due to the concentration of sales to relatively few customers, loss of one or more of these customers will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

Our specialty-used EVs Models are highly dependent on the approvals from Ministry of Industry and Information Technology of the People's Republic China (MIIT). A failure to obtain approval quickly or at all might cause significant delays in production and sales, results of operations and financial conditions.

Each year, we submit certain EV models’ application to the Ministry of Industry and Information Technology of the People's Republic China (MITT). The MIIT’s approval of our application is the key for us to produce and sell any related EV products. Any delays or rejections in our applications will have significant negative impact on our Shangchi Automobile’s operations and financial conditions.

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

We only own 70% of Shangchi Automobile Co., Ltd. (“Shangchi Automobile”). Zhang Jia Gang Shi Jinke Chuangye Touzi Co. Ltd. (“Jinke Touzi”) holds the remaining 30% equity interest in Shangchi Automobile and has significant influence on its operation. The potential for differences between us and Jinke Touzi may result in ineffective operation of Shangchi Automobile and our operating results would be materially negatively affected.

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company. As such, we have an inability to control or significantly influence Libo Haokun’s management and operations. If we believe that Libo Haokun is being managed or operated ineffectively, we have limited options.

Outstanding bank loans may reduce our available funds.

We have approximately $7.68 million in outstanding bank loans and bank acceptance notes payable as of December 31, 2018. The loans and payables are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $7.75 million in cash and approximately $70.15 million of liquid assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

On January 27, 2016, we entered into a framework agreement to acquire Suzhou E-Motors Co., Ltd. which as of January 2019 is now known as Shangchi Automobile (“Shangchi Automobile”), a specialty electric vehicles manufacturer. Pursuant to the Purchase Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile with total cash consideration of RMB 103,200,000 (approximately $15.9 million) and a share consideration of 2,500,000 restricted shares of the Company's common stock.

Our 70% equity interest in Shangchi Automobile comprises a 19% equity interest owned directly through Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide to Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

The Company had originally negotiated to acquire 100% of Shangchi Automobile; however, following initial discussions, Shangchi Automobile’s minority shareholder, Zhangjiagang Jinke Venture Capital Co., Ltd. (Jinke Venture Capital), a local government-led venture capital fund, opted to retain its 30% interest.

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

Our key customers are principally third party distributors and retail stores in the PRC. For the years ended December 31, 2018, 2017 and 2016, two major customers accounted for approximately 67%, 47% and 27% of the Company’s total sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 92%, 76% and 78% of our total sales in 2018, 2017 and 2016, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the years ended December 31, 2018, 2017 and 2016, three major suppliers accounted for approximately 60%, three major suppliers accounted for approximately 61%, and four major suppliers accounted for approximately 88% of the Company’s total purchases, respectively.

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

The trading price of our shares has been declined over the past year. And we encountered an over 90% decline in market value since 2015. The continued decline in our share price could continue to harm investor confidence, affect our ability to retain existing investors, affect our ability to attract potential investors, affect our ability to maintain access to the capital market, or have other material adverse effects on us in ways that are not predictable.

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

Because THL, USCNHK and Euroasia are controlled (although indirectly) by a foreign individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that any of THL,USCNHK or Euroasia is a PRC resident enterprise.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2018, 2017 and 2016, we had adjustments of $(949,689), $4,341,324 and ($5,448,209), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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

In July 2017, we provided a guaranty on a line of credit on behalf of a related party, Forasen Group Co., Ltd. (“Forasen Group”). Forasen Group’s outstanding line of credit of RMB 57.07 million (approximately $8.8 million) will expire on July 23, 2020.

In connection with these guarantees, we pledged our building with carrying value at approximately $6.4 million as collateral for Forasen Group's loans and renewable acceptance notes.

At the time we offered these guarantees, we believed Forasen Group would be able to repay (and would in fact repay) such loans and bank acceptance notes based on the following factors:

1.	Forasen Group, like our Company, is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. For this reason, we are aware that Forasen Group has historically had a strong credit history with the banks with which it does business.

2.	As of December 31, 2018, we understand that Forasen Group had approximately RMB 10.8 million in cash, RMB 1,981.9 million in current assets and RMB 2,085.2 million in total assets, compared with approximately RMB 1,996.2 million in current liabilities, RMB 20 million in loans and RMB 40 million in notes payable, resulting in a current ratio of 0.95 at such date. Moreover, for the year ended December 31, 2018, Forasen Group recorded net loss of RMB 1.8 million on revenue of RMB 78.5 million and gross loss of RMB 1.2 million.

Entities controlled by our employees, officers and/or directors control a significant percentage of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 45.39% of our outstanding shares as of April 30, 2019. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

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

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairman and Chief Executive Officer, Zhengyu Wang, and his wife and our director, Yefang Zhang, collectively own all of Forasen Group. The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. We also have historically engaged in rubber trading. Although we have significantly reduced our trading in rubber at Tantech to immaterial levels, both businesses were for a time trading similar products. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from $1.10 to $33.97 per common share, and the last reported trading price on May 10, 2019 was $1.50 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Tantech Charcoal, was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Tantech Energy, was established to research and develop bamboo charcoals application as a carbon component for EDLCs. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Company’s then Chief Technology Officer. Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010. In May and December 2016, Tantech Holdings (Lishui) Co., Ltd., formerly Zhejiang Tantech Bamboo Technology Co., Ltd., a USCNHK’s wholly owned subsidiary, acquired 100% of Tantech Bamboo’s shares from USCNHK and five individuals.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (the former name of Forasen Group Ltd (“Forasen Group”)) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

•	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”

•	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.

•	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.

•	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.

•	On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned by Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. The VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”). Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jixi and Wangbo are incorporated in Hanzhou, PRC. Euroasia also has a wholly owned subsidiary, Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities.

•	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

•	On January 10, 2018, the Company signed a share purchase agreement (the “Agreement”) with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Following the completion of the acquisition, the Company will indirectly hold a 18% stake in Libo Haokun.

•	On October 24, 2018, the Company closed Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd.

•	On November 5, 2018, the Company closed Zhejiang Tantech Tourism Development Co., Ltd.

•	On November 12, 2018, the Company closed Zhejiang Babiku Charcoal Co., Ltd.

•	On November 13, 2018, the Company established Shenzhen E-Motors New Energy Sales Co., Ltd., a sales subsidiary through Shangchi Automobile Co., Ltd. (formerly known as Suzhou E-Motors).

B.	Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal based products with an established domestic and international sales and distribution network. In 2017, we acquired a controlling equity interest in Suzhou E-Motors, which became known as Shangchi Automobile in 2019, and we intend to continue to grow our business to include the manufacture and sale of electric vehicles.

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

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 54.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 5.6 trillion in 2018 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.7 million residents live in the city, and city-wide GDP is approximately RMB 139.5 billion. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We have relocated all of our production, research and development (“R&D”) and management facilities a newly built production facility in the Shuige Industrial Zone, 20 kilometers from downtown Lishui. The facility covers a land area of 37,248 square meters (9.7 acres) and includes two dormitories, a large office and R&D building, two buildings housing Charcoal Doctor production and storage facilities, a five story building for charcoal briquette production, four buildings housing a complete EDLC carbon production line and one inventory warehouse for EDLC carbon raw materials. Facilities boast an array of sophisticated and automated production machinery and a water treatment plant. Gross floor area stands at 51,419 square meters (12.7 acres). In December 2017, we discontinued our EDLC business and rent our EDLC production facilities to Zhejiang Apeikesi Energy Co., Ltd.

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own six patents in China covering our bamboo charcoal production.

For the years ended December 31, 2018, 2017 and 2016, three major suppliers accounted for approximately 60%, three major suppliers accounted for approximately 61%, and four major suppliers accounted for approximately 88% of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

China now produces approximately 80% of the world’s bamboo and consumes approximately 60% of that production. According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species. In 2012, for example, the domestic industry was worth $19.5 billion and employed more than 7.75 million people.

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

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5-7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth.

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting.

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO2 /year, while one hectare of young forest can sequester 15 tons of CO2 /year.

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

According to the United Nations’ Food and Agriculture Organization the bamboo industry affects the lives of about 1.5 billion people around the world. About 2.5 billion people in the world depend economically on bamboo, and the international trade in bamboo amounts to between $5 and $10 billion. According to the International Network for Bamboo and Rattan (INBAR), the growth of the global bamboo market was expected to reach up to $15-20 billion/year in 2018.

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

Pursuant to the Agreements, Tantech sold to the Buyer all of its intellectual property rights related to EDLC carbon and the equipment for R&D and production. The Buyer paid Tantech a total purchase price of RMB 16 million. The payment will be made over 10 years. Other key terms include the following: (a) the first payment of 28% of the total purchase price, or RMB 4.48 million, was made in 2017, consisting of RMB 3.2 million in cash advancement and RMB 1.28 million as payment for Tantech’s EDLC carbon related IP rights; (b) the remaining balance of the purchase price will be paid evenly over the following nine years; (c) the second payment of RMB 1.28 million of the purchase price and cash interests on the remaining cash receivable was made in 2018; and (d) Tantech will lease its office space, including offices and EDLC carbon R&D and production facilities, to the Buyer, subject to a concession of a free leasehold for the first two years.

Electric Vehicles

Pursuant to the Purchase Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou Yimao E-Motors Co., Ltd (“Shangchi Automobile”). The 70% equity interest include a 19% equity interest owned directly by Hangzhou Jixi Investment Management Co., Ltd (“Jixi”) and a 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jixi is 100% owned by Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”).

Suzhou E-Motors was established in April 2011. It changed its name to Shangchi Automobile in January 2019. It develops, manufactures, and sells specialty electric vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is 15,000 square meters. Shangchi Automobile has been approved by Ministry of Industry and Information Technology of the People's Republic China (MIIT) as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of April 17, 2018, Shangchi Automobile has ten EV models approved by MIIT.

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed more than ten models of electric buses, electric logistics cars, and specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2016, we sold 103 tourist buses, all in the Jiangsu Province. In 2017, we sold 100 various types of vehicles, where 10 types of vehicles directly sold to Northern China, and over 90 types of vehicles were used in Northern China. In 2018, we sold 110 logistic vehicles to Southern China. Below are examples of the specialty vehicles produced by Shangchi Automobile.

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

Logistic Vehicles. The logistic electric vehicles are 4.2-meter-long, 810 kg standard load weight fully charged vehicles. Each are a 100% electricity-driven vehicle specially designed for logistics companies. The batteries for this vehicle can be charged and discharged quickly, and each vehicle is made of high quality steel stamping body which is highly durable. The Internal structure and the design of the car doors are both made for the deliverers’ convenience.

Below are the major vehicle components we purchase for assembling the electric vehicles (“EVs”):

•	Vehicle chassis
•	Electric motors
•	Lithium-ion battery packs
•	Three-in-One electric control systems
•	Vehicle carriage

In general, the purchase of the vehicle chassis, electric motors, lithium-ion battery pack and three-in-one electric control system have covered two-thirds of EVs’ production cost. We purchase these components from four different but well-established suppliers in China.

We currently rely on local EV distributors to sell our EVs to end-users. The primary reason for such a sales channel is the dependence on local government subsidy policies. In general, local governments only allow the locally-licensed EV distributors to sell EV vehicles, which are entitled to EV road permits and subsidies.

Over the years, Shangchi Automobile has had more than 20 EV core technologies and patents, including nanotechnology for raw materials for power lithium electronics, group technology of power lithium electronics and battery management technology.

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
Electrical accessories (controller not included)
Inspection
N
Y
N
Body foams, spray impedance glue
Body coating
Coating workshop
N
Inspection
Inspection
Y
Y
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Batterv controller installation
N
Storage
Y
Inspection
Test and adiustment

Our Products

Before acquisition of Shangchi Automobile, we primarily produced and sold three categories of products, all of which are produced from bamboo charcoal and bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“Tan Boshi” or “Dr. Tan” in Chinese). In processing our charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. We seek to protect and grow our market share pricing our products aggressively, often as much as 10-15% below our competitors’ prices. Our Charcoal Doctor gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

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

Electric Vehicles

Shangchi Automobile does not produce major vehicles components directly from raw material. In general, Shangchi Automobile purchases major parts directly from four major suppliers. The suppliers for parts are shown below:

•	Beijing National Energy Battery Technology Co., Ltd — Lithium-ion battery cells
•	Dongfeng Xiangyang Travel Vehicle Co., Ltd — Vehicle chassis
•	Suzhou Greencontrol Transmission Technology Co., Ltd — Electric motors
•	Wuhan Hiconics Power Technology Co., Ltd — Three-in-One electric control systems

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

52

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

Project Description	Time Period	Project Level

Technological innovations to achieve productive annual capacity of 3,000 metric tons of EDLC carbon	12/08-12/17	Central Government funded high-tech industrial project

Bamboo carbonization technology R&D for tobacco product manufacturing	12/07-6/10	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	6/07-5/09	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	4/06-4/08	Zhejiang Provincial Government funded scientific agricultural project

Technological innovations to achieve productive annual capacity of 300 metric tons of EDLC carbon	1/06-12/07	Central Government funded high-tech industrial project

Bamboo vinegar spontaneous combustion automation production technology	8/04-12/06	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	8/04-2/06	Zhejiang Provincial Government funded scientific project

The research and demonstration for technology of agricultural waste carbonization and low ignition point molding charcoal fuel preparation	01/16-12/18	Zhejiang Provincial Government directly funded scientific project

Demonstration and promotion of green combustible carbon manufacturing technology using epicarps residue	15/08-12/17	Central Government funded forestry technology promotion project

During the years ended December 31, 2018, 2017 and 2016, we spent $386,628, $627,577 and $136,626, respectively, on R&D. Because we discontinued our EDLC carbon business, our R&D expense has decreased accordingly.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold six issued patents on charcoal products and thirty issued patents on electric vehicles as of April 30, 2019:

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Methods and equipment for combustion and distillation	Tantech Bamboo	Invention	Aug. 25,2004	Aug. 24,2024	ZL 200410075047.0
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Jan. 24,2006	Jan. 23, 2026	ZL 200610049234.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Nov. 13, 2003	Nov. 12, 2023	200310116248.6
A Filling and fixing device for Bottles of Plant nutrient solution	Tantech Bamboo	Utility Model	Dec. 30, 2015	Dec. 29,2025	201521127995.4
Laundry detergent bottles	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330292120.X
Refrigerator deodorant box	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330291808.6

In addition, Shangchi Automobile possesses the following patents.

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Road Sweeper	Shangchi Automobile	Patent for Invention	Aug 28, 2012	Aug 27, 2022	ZL201210311790.6
Rear body structure of new pure electric buses	Shangchi Automobile	Utility Model	May 3, 2012	May 2, 2022	ZL201220195153.2
Electric bus defroster	Shangchi Automobile	Utility Mode	May 3, 2012	May 2, 2022	ZL201220195152.8
Axle connected hydraulic power steering pump assembly for electric cars	Shangchi Automobile	Utility Mode	May 3, 2012	May 2, 2022	ZL201220195151.3
Integrated heat dissipation system for range-extended electric vehicle	Shangchi Automobile	Utility Mode	May 3, 2012	May 2, 2022	ZL201220312584.2
Road cleaning and blowing device	Shangchi Automobile	Utility Mode	Aug 28, 2012	Aug 27, 2022	ZL201220433283.5
Multi-function diversion plate	Shangchi Automobile	Utility Mode	Aug 28, 2012	Aug 27, 2022	ZL201220433484.5
Wind blinds for blocking road cleaning	Shangchi Automobile	Utility Mode	Aug 28, 2012	Aug 27, 2022	ZL201220433284.X
Multi-function carbon dioxide welding machine moving underframe	Shangchi Automobile	Utility Mode	Mar 20, 2012	Mar 19, 2022	ZL201220103680.6
Fast battery box for pure electric buses	Shangchi Automobile	Utility Mode	Mar 20, 2012	Mar 19, 2022	ZL201220103669.X
An electric bus door	Shangchi Automobile	Utility Mode	April 13, 2016	April 12, 2026	ZL201620307365.3
An emergency brake device for electric buses	Shangchi Automobile	Utility Mode	April 13, 2016	April 12, 2026	ZL201620307444.4
Battery pack mounting rack for electric buses	Shangchi Automobile	Utility Mode	April 13, 2016	April 12, 2026	ZL201620307484.9
A battery compartment with high heat dissipation for electric buses	Shangchi Automobile	Utility Mode	April 14, 2016	April 13, 2026	ZL201620313236.5
A brake device with monitoring function for electric buses	Shangchi Automobile	Utility Mode	April 14, 2016	April 13, 2026	ZL201620313255.8
Power safety valve for electric buses	Shangchi Automobile	Utility Mode	April 14, 2016	April 13, 2026	ZL201620313387.0
Brake auxiliary system of electric vehicle	Shangchi Automobile	Utility Mode	April 14, 2016	April 13, 2026	ZL201620313368.8
A kind of brake auxiliary system of electric vehicle	Shangchi Automobile	Utility Mode	April 14, 2016	April 13, 2026	ZL201620313440.7
A kind of emergency brake device for electric buses	Shangchi Automobile	Utility Mode	July 16, 2016	April 15, 2026	ZL201620315838.4
A kind of speed limit brake device for electric buses	Shangchi Automobile	Utility Mode	April 15, 2016	April 14, 2026	ZL201620315845.4
A kind of dual use auxiliary brake board for electric buses	Shangchi Automobile	Utility Mode	April 16, 2016	April 15, 2026	ZL201620316363.0
A kind of installation device of hydraulic -power-assisted steering pump for electric buses	Shangchi Automobile	Utility Mode	April 16, 2016	April 14, 2026	ZL201620316401.2
A kind of emergency auxiliary brake for electric buses	Shangchi Automobile	Utility Mode	April 16, 2016	April 14, 2026	ZL201620316415.4
Car Break Pad	Shangchi Automobile	Utility Mode	April 1, 2017	Mar 31, 2027	ZL201720342785.X
Angle mill wrench	Shangchi Automobile	Utility Mode	June 6, 2009	June 5, 2019	ZL200920044592.1
Battery connection device	Shangchi Automobile	Utility Mode	June 6, 2009	June 5, 2019	ZL200920044586.6
An electric motor cooled by a surround temperature controlled fan	Shangchi Automobile	Utility Mode	June 6, 2009	June 5, 2019	ZL200920044588.5
Electric soldering pen	Shangchi Automobile	Utility Mode	June 6, 2009	June 5, 2019	ZL200920044590.2
A Pure Electric Express Logistics Delivery Vehicle	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	201820864875.X
An Electric EVA Type Instrument Panel Structure	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	201820812054.1

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

According to the Guidance Catalogue, development of bamboo byproducts like our products falls in the encouraged category while activated carbon production using raw material of woods or chopped roots (as opposed to our methods, which use neither) falls in the eliminated category. As a result, government initiatives favor our carbon production methods over methods using wood and wood products.

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

On September 28, 2018, THL completed an issuance of 150,000 common shares.

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

Tantech Bamboo

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese:丽水中林高科有限公司 ). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” On May 17, 2017, it changed its name to Lishui Tantech Energy Technology Co., Ltd., and on July 7, 2017 changed its name again to Tantech Holdings (Lishui) Co., Ltd. Tantech Bamboo’s authorized share capital is RMB 80 million, of which Lishui Tantech owns 100% interest. Tantech Bamboo has one director, Zhengyu Wang, who is a PRC citizen.

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

Zhejiang Zhongzhu

Zheijiang Zhongzhu was formed on November 18, 2015 as Lishui Zhongzhu Charcoal Co., Ltd. It changed its name to Zhejiang Zhongzhu Tourism Development Co., Ltd. on May 17, 2017. It was closed on November 5, 2018.

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

Shangchi Automobile, formerly known as Suzhou E-Motors

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., which changed its name to Shangchi Automobile in January 2019 (“Shangchi Automobile”) from its original shareholder. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Shanghai Jiamu Investment Management Co., Ltd, a Chinese company (“Jiamu”), which further owns 100% equity interest of Hangzhou Jixi Investment Management Co., Ltd, a Chinese company (“Jixi”). Jixi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd, a Chinese company (“Wangbo”), which owns 51% of the equity interests of Shangchi Automobile. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Ouyatong, Jiamu, , Jixi and Wangbo are all investment holding companies with no significant business activities. (collective “E-Motor Holdings”).

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

Shenzhen Yimao New Energy Sales Co., Ltd.

On November 13, 2018, we established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary of Shangchi Automobile Co., Ltd.

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

The following is a list of our office, sales and distribution networks and logistic center locations.

Location	Lease Expiration	Area

Hangzhou Fl 9, 459 Qianmo Rd, Binjiang, District, Hangzhou City, Zhejiang Province	May 9, 2020	400 m2
Lishui No 888, Tianning St., Lianduqu, Lishui	Company-owned property	6,000 m2
Zhangjiagang City (Shangchi Automobile) No.4 Bridge, 204 Way, Yeyu Town, Zhangjiagang	described above	26,580 m2

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

Shangchi Automobile, formerly Suzhou Yimao E-Motors Co., Ltd has a manufacturing facility, located in Zhangjiagang City, Jiangsu Province, of 26,580 square meters.

Images of Shangchi Automobile’s facilities are presented below:

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

We currently reserve 4,478 m2 for office administration, training and product display purposes, of which 3,359 m 2  are currently used. We have reserved 1,120 m 2 for additional office space.

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

We use 218 m2 for general facility purposes, including our boiler room, guard room and other similar purposes.

Our employee dorms cover 7,182 m2 , all of which is in use.

Production properties:

Functional uses and location	Area (m [2] )	Actual used area (m [2] )	Reserved area (m [2] )	Space utilization	Current capacity (metric tons) (1)	Actual productivity (metric tons)	Capacity utilization		Reserved purpose
Barbecue charcoal production line (Building No. 2)	11,854	5,927	5,927	50%	1,000	309	30.9%		Installation of equipment for production expansion
Solid deodorant and purification product production line (Building No. 3, half of building No. 4)	10,984	10,984	0	100%	20,000	20,949	104.7	%(2)	N/A
Liquid household hygiene product and bamboo vinegar product production line (Half of building No. 4)	3,440	1,720	1,720	50%	5,000	4,091	82.0%		Installation of a new production line
EDLC carbon production line (Building No. 5, 6, 7, 8, 9)	9,098	3,473	5,625	38.2%	500	304	60.8%		Build a production line for 1,000 additional tons of EDLC carbon capacity

(1)	All of our production capacity rates assume 250 working days per year, 8 hours per day. We believe we can increase the number of days worked per year or number of hours worked per day to increase our production capacities if we choose to do so in the future.

(2)	We exceeded 100% utilization rate by operating this production line in excess of the assumed capacity rates.

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

We have reserved 3,440 m2 of our Shuige Industrial Zone facility for our liquid household hygiene product and bamboo vinegar product production line, of which we currently use 1,720 m2 . The remaining 1,720 m2  is reserved for installation of a new production line. In the existing production line, we have a current capacity of approximately 5 million units per year, and we produced 3.6 million units of our liquid products in 2015, a capacity utilization rate of 72%.

Until our recent decision to divest our EDLC business, we had reserved 9,098 m2  of our Shuige Industrial Zone facility for an EDLC carbon production line, of which we currently use 3,473 m2. The remaining 5,625 m2 was reserved for building another production line to increase capacity by 1,000 tons of EDLC carbon per year. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO. We expect to lease these facilities to Zhejiang Apeikesi Energy Co., Ltd., the buyer of our EDLC line of business.

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

A. Operating Results

Overview of Company

Traditionally, we have been a specialized manufacturer of bamboo charcoal based products with primary business focus in consumer products and low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Tantech Bamboo. Tantech Bamboo is engaged in the production and distribution of consumer products.

Through Tantech Bamboo’s wholly-owned Chinese subsidiaries, Tantech Charcoal and Tantech Babiku, we conduct trading business, including the export of charcoal products; and through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Energy, we manufacture low emission BBQ charcoal. Our subsidiary Tantech Energy was engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO.

In the fourth quarter of 2015, we registered two Chinese subsidiary companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu is engaged in the production and sales of active charcoal and other products. Tanbo Tech explores business opportunities outside Lishui area.

As of December 31, 2018, we closed Liushui Zhongzhu and Tantech Babiku, and we are planning to sell Tantech Energy because of a business strategy change. As a result, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., which became known as Shangchi Automobile in 2019 (“Shangchi Automobile”) from its original shareholder. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Shanghai Jiamu Investment Management Co., Ltd, a Chinese company (“Jiamu”), which further owns 100% equity interest of Hangzhou Jixi Investment Management Co., Ltd, a Chinese company (“Jixi”). Jixi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Hanzhou Wangbo Investment Management Co., Ltd, a Chinese company (“Wangbo”), which owns 51% of the equity interests of Shangchi Automobile. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Ouyatong, Jiamu, Jixi and Wangbo are all investment holding companies with no significant business activities (collective “E-Motor Holdings”).

As of December 31, 2018, the Company had three reporting segments including consumer product segment, trading segment and electric vehicle segment.

Our consumer products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor” and include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Consumer products accounted for 70.9%, 81.6% and 83.9% of the total revenue for the years ended December 31, 2018, 2017 and 2016, respectively.

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

We are in the process to transform our business to specialty electric vehicles (EVs) market. However, we expect our sales of consumer products will stabilize in the coming years with the brand awareness and establishment for our bamboo charcoal products. Our acquisition of Shangchi Automobile completed in the second quarter of 2017 and we will focus on developing and selling specialty EVs. If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of consumer products. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and Electronic vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

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

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$29,561	100%	$42,298	100%	$(12,737)	(30.1)%
Cost of revenues	21,532	72.8%	31,742	75.0%	(10,210)	(32.2)%
Gross profit	8,029	27.2%	10,556	25.0%	(2,527)	(23.9)%

Operating expenses
Selling expenses	320	1.1%	731	1.7%	(411)	(56.2)%
General and administrative expenses	4,972	16.8%	4,626	10.9%	346	7.5%
Research and development expenses	387	1.3%	628	1.5%	(241)	(38.4)%
Total operating expenses	5,679	19.2%	5,985	14.1%	(306)	(5.1)%

Income from operations	2,350	7.9%	4,571	10.8%	(2,221)	(48.6)%

Other income (expenses)
Interest income	57	0.2%	19	-%	38	200%
Interest expense	(626)	(2.1)%	(551)	(1.3)%	(75)	13.6%
Other income	247	0.8%	436	1.0%	(189)	(43.3)%
Total other income (expense)	(322)	(1.1)%	(96)	(0.2)%	(226)	235.4%

Income before income taxes	2,028	6.9%	4,475	10.6%	(2,447)	(54.7)%
Provision for income taxes	1,031	3.5%	1,528	3.6%	(497)	(32.5)%

Net income from continuing operations	997	3.4%	2,947	7.0%	(1,950)	(66.2)%
Net income from discontinued operations	83	0.3%	66	0.2%	17	25.8%
Net income	1,080	3.7%	3,013	7.1%	(1,933)	(64.2)%
Net income attributable to common stockholders of Tantech Holding Inc.	$1,977	6.7%	$3,767	8.9%	$(1,790)	(47.5)%

The following table summarizes the results of our operation during the fiscal years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$42,298	100%	$39,902	100.0%	$2,395	6.0%
Cost of revenues	31,742	75.0%	26,879	67.4%	4,863	18.1%
Gross profit	10,556	25.0%	13,023	32.6%	(2,467)	(18.9)%

Operating expenses
Selling expenses	731	1.7%	622	1.6%	109	17.5%
General and administrative expenses	4,626	10.9%	3,613	9.1%	1,013	28.0%
Research and development expenses	628	1.5%	137	0.3%	491	358.4%
Total operating expenses	5,985	14.1%	4,372	11.0%	1,613	36.9%

Income from operations	4,571	10.8%	8,651	21.7%	(4,080)	(47.2)%

Other income (expenses)
Interest income	19	0%	1	0%	18	1800%
Interest expense	(551)	(1.3)%	(471)	(1.2)%	(80)	17.0%
Government subsidy income	-	-	53	0.1%	(53)	(100)%
Other income	436	1.0%	99	0.2%	337	340.4%
Total other income (expense)	(96)	(0.2)%	(318)	(0.8)%	222	(69.8)%

Income before income taxes	4,475	10.6%	8,333	20.9%	(3,858)	(46.3)%
Provision for income taxes	1,528	3.6%	1,367	3.4%	161	11.8%

Net income from continuing operations	2,947	7.0%	6,966	17.5%	(4,019)	(57.7)%
Net income (loss) from discontinued operations	66	0.2%	(2,358)	(5.9)%	2,424	(102.8)%
Net income	3,013	7.1%	4,608	11.5%	(1,595)	(34.6)%
Net income attributable to common stockholders of Tantech Holding Inc.	$3,767	8.9%	$4,300	10.8%	$(533)	(12.4)%

Revenues: revenues decreased by approximately $12.7 million, or 30.1%, to approximately $29.6 million in fiscal 2018 from approximately $42.3 million in fiscal 2017. The decrease was mainly attributable to the significant decrease of our consumer products due to change of our business strategy. The revenue from our trading segment was increase due to higher demands. We also had less revenue from electronic vehicle (“EV”) segment compare to 2017.

Revenues: revenues increased by approximately $2.4 million, or 6.0%, to approximately $42.3 million in fiscal 2017 from approximately $39.9 million in fiscal 2016. The increase was mainly attributable to approximately $8.6 million revenue from electronic vehicle (“EV”) segment and approximately $1.3 million increase in revenue from trading segment, offset by a $7.7 million decrease in revenue from consumer product segment.

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

Revenues from consumer product segment decreased by $9.5 million, or 29.8%, to $22.4 million for fiscal 2018 from $31.9 million for the prior fiscal year. The gross margin of consumer product segment increased from 25.7% in fiscal 2017 to 35.9% in fiscal 2018. The decrease in our revenue from consumer product segment in 2018 was due to the following reasons. First, as a result of the increasing competition from E-commerce and change of shopping habits among younger consumers, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from the Company’s customers for its consumer products decreased considerably. Second, in 2018, the Company reduced the cooperation with certain supermarket customers with low selling price and unfavorable profit margin. And third, in response to market competition, the Company also reduced the selling for non-popular products with lower gross margin. The overall decrease in the Company’s revenue from consumer product segments reflected the above factors.

Revenues from consumer product segment decreased by $7.5 million, or 19%, to $31.9 million for fiscal 2017 from $39.3 million for the prior fiscal year. The gross margin of consumer product segment also decreased from 31.8% in fiscal 2016 to 25.7% in fiscal 2017. The decrease in our revenue from consumer product segment in 2017 was due to the following reasons. First, as a result of increasing competition from E-commerce and online shopping. Second, in 2017, the Company gradually reduced the cooperation with certain supermarket customers with low selling price and unfavorable profit margin. Total number of supermarket customers decreased from 12 in 2016 to 8 in 2017, and revenue from supermarket customers decreased by 95%, from $28 million (RMB 186.2 million) in 2016 to only $1.4 million (RMB 9.4 million) in 2017.  On the other hand, the Company increased sales to distributors during the current period. Revenue from distributors and specialty shop customers increased by 156%, from $12.9 million in 2016 to $33.1 million in 2017. Total number of distributors and specialty shop customers increased from 42 in 2016 to 48 in 2017. And third, in response to market competition, the Company also reduced the average selling price by approximately 3% to 5% to satisfy customers’ demand in 2017 as compared to 2016. The overall decrease in the Company’s revenue from consumer product segments reflected the above factors.

Trading segment

Revenue from our trading segment was approximately $3.8 million in fiscal 2018, an increase of 106% from $1.9 million in fiscal 2017. Starting in fiscal 2017, the Company focused on promoting “Charcoal Doctor” products in the market. As a result, our domestic sales of “Charcoal Doctor” products increased significantly. The decline in gross margin in fiscal 2018 comparing to fiscal 2017 was due to the fact that almost all our sales were made to domestic market which have lower margins.

Revenue from our trading segment was approximately $1.8 million in fiscal 2017, an increase of 230% from $0.6 million in fiscal 2016. In fiscal 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products disrupted our own branded charcoal products sale. The change in marketing strategy caused low sales volume and revenue in fiscal 2016. Starting in fiscal 2017, the Company focused on promoting “Charcoal Doctor” products in the market. As a result, our domestic sales of “Charcoal Doctor” products increased from $0.1 million in fiscal 2016 to $1.4 million in fiscal 2017, while the export sales remained around $0.4 million in both years. The gross margin in export sales is generally higher than the domestic sales. The decline in gross margin in fiscal 2017 was due to the fact that approximately 76% of sales in fiscal 2017 were made to domestic market with lower margins, compared to only 19% sales to domestic market in fiscal 2016.

Electronic Vehicle (“EV”) segment

On July 12, 2017 (the “Closing Date”), the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors Co., Ltd, which became known as Shangchi Automobile in 2019 (“Shangchi Automobile”), a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $3.4 million in fiscal 2018 with negative gross margin of 14.7%. The Company sold 110 electronic logistic electronic cars in fiscal 2018. The revenue for our EV segment was approximately $8.6 million in fiscal 2017 with gross margin of 22.6%. The Company sold 100 electronic cars in fiscal 2017.

Cost of revenues:

Our cost of revenues decreased by approximately $10.2 million or 32.2% to approximately $21.5 million in fiscal 2018 from approximately $31.7 million in fiscal 2017. As a percentage of revenues, the cost of revenue decreased to 73% in fiscal 2018 from 75% in fiscal 2017.

The decrease in cost of revenues as a percentage of revenues in fiscal 2018 was mainly attributable to the lower cost of revenues from our consumer products and EV segment due to lower sales. On the other side, the cost of revenue for trading segment increased to inline with the increased sales.

Our cost of revenues increased by approximately $4.9 million or 18.1% to approximately $31.7 million in fiscal 2017 from approximately $26.9 million in fiscal 2016. As a percentage of revenues, the cost of revenue increased to 75.0% in fiscal 2017 from 67.4% in fiscal 2016. The increase in cost of revenues was mainly attributable to the approximately $6.6 million cost of revenue for our EV segment. The cost of revenue for our trading segment increased by $1.4 million compared to fiscal 2016 due to higher revenue in fiscal 2017. On the other side, the cost of revenue for consumer product segment decreased by 13% or approximately $3.7 million compared to fiscal 2016 due to an 18% decrease in revenue in fiscal 2017. The increase in cost of revenues as a percentage of revenues in fiscal 2017 was primarily attributable to the increased material costs of our air purification, deodorizer and bamboo vinegar products.

Gross profit:

Our gross profit decreased by approximately $2.5 million, or 23.9% to approximately $8.0 million in fiscal 2018 from approximately $10.5 million in fiscal 2017. The gross profit margin was 27.2% in fiscal 2018, as compared to 25.0% in fiscal 2017. On segment basis, gross margins for consumer product. Trading and EV segment were 35.9%, 12.9%, and (14.7)%, respectively, for fiscal 2018, compared to 25.7%, 22.8% and 22.6%. respectively, for fiscal 2017. The decrease in gross margin was primarily attributable to the lower selling price related trading segment and our EV segment in fiscal 2018.

Our gross profit decreased by approximately $2.5 million, or 18.9% to approximately $10.5 million in fiscal 2017 from approximately $13.0 million in fiscal 2016. The gross profit margin was 25.0% in fiscal 2017, as compared to 32.6% in fiscal 2016. On segment basis, gross margins for consumer product and trading were 25.7% and 22.8%, respectively, for fiscal 2017, compared to 31.3%, and 95.4%, respectively, for fiscal 2016. The decrease in gross margin was primarily attributable to the lower selling price related our consumer products and trading segment in fiscal 2017.

Selling expenses:

Selling expenses decreased by approximately 0.4 million to approximately $0.3 million in fiscal 2018 compared to approximately $0.7 million in fiscal 2017. As a percentage of sales, our selling expenses was 1.1% of revenues in fiscal 2018, as compared to 1.7% of revenues in fiscal 2017. The decrease of the selling expenses was mainly attribute to the decreased sales.

Selling expenses increased by approximately $0.1 million to approximately $0.7 million in fiscal 2017 compared to approximately $0.6 million in fiscal 2016. As a percentage of sales, our selling expenses increased to 1.7% of revenues in fiscal 2017, as compared to 1.6% of revenues in fiscal 2016. The increase in selling expenses was primarily attributable to $0.3 million of selling expense in our EV segment, which is our new business segment acquired in fiscal 2017.

General and administrative expenses:

Our general and administrative expenses increased by approximately $0.3 million or 7.5%, to approximately $4.9 million in fiscal 2018 from approximately $4.6 million in fiscal 2017. As a percentage of revenues, general and administrative expenses increased to 16.8% in fiscal 2018, compared to 10.9% in fiscal 2017. The slight increase was primarily attributable to the following factors:

•

We recorded approximately $2.1 million as bad debt expenses for accounts receivable, advances to suppliers and other receivable. In fiscal 2017, we recorded bad debt expense related to accounts receivable by approximately $2.6 million, but decreased the bad debt expenses related to advance to suppliers by $1.0 million; and

•	We also recorded approximately $0.7 million as inventory reserve.

Our general and administrative expenses increased by approximately $1.0 million or 28.0%, to approximately $4.6 million in fiscal 2017 from approximately $3.6 million in fiscal 2016. As a percentage of revenues, general and administrative expenses increased to 10.9% in fiscal 2017, compared to 9.1% in fiscal 2016. The increase was primarily attributable to the following factors:

•	Our bad debt expense related to accounts receivable increased by approximately $2.6 million. Based on the results of aging analysis performed, we set aside approximately $3.9 million and $0.9 million as allowance for potentially uncollectable accounts receivable balances as of December 31, 2017 and 2016, respectively. As a percentage of accounts receivable, our reserve balance increased to 7% as of December 31, 2017 from 2.3% as of December 31, 2016; and

•	Our bad debt expense related to advance to suppliers decreased by $1.0 million compared to fiscal 2016, due to our continuous efforts on collection.
77

Research and development expenses:

Research and development expenses decreased by $0.2 million, or 38.4%, to $0.4 million in fiscal 2018 from $0.6 million in fiscal 2017. The decrease was primarily due to less R&D activities during fiscal 2018 due to change of business strategies. We intended to spend more resources on R&D for our electric vehicle segment going forward.

Research and development expenses increased by $0.5 million, or 358.4%, to $0.6 million in fiscal 2017 from $0.1 million in fiscal 2016. The increase was primarily due to our R&D efforts in our EV segment during the second half of fiscal 2017.

Total operating expenses

Total operating expenses decreased by $0.3 million, or 5.1%, to $5.7 million for fiscal 2018 from $6.0 million in fiscal 2017, which was mainly due to a decrease of approximately $0.2 million in general and administrative expenses and approximately $0.2 million on R&D expenses, and offset by the increase of selling expenses of approximately $0.1 million for fiscal 2018 compared to fiscal 2017.

Total operating expenses increased by $1.6 million, or 36.9%, to $6.0 million for fiscal 2017 from $4.4 million in fiscal 2016, which was mainly due to an increase of approximately $1.0 million in general and administrative expenses for fiscal 2017 compared to fiscal 2016.

 Interest expenses:

Our interest expenses increased by approximately $0.08 million, or 13.6% to approximately $0.63 million in fiscal 2018, from approximately $0.55 million in fiscal 2017. As the outstanding days of short-term bank loans in fiscal 2018 are more than that in fiscal 2017, we had more interest expenses accrued for bank loans in fiscal 2018 compared to fiscal 2017.

Our interest expenses increased by approximately $0.08 million, or 17% to approximately $0.55 million in fiscal 2017, from approximately $0.47 million in fiscal 2016, because our short-term loan balance reduced by approximately $1.5 million in fiscal 2017, compared to fiscal 2016.

Other Income:

Other income was approximately $0.2 million in fiscal 2018 and $0.4 million in fiscal 2017. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Other income was approximately $0.4 million in fiscal 2017 and $0.1 million in fiscal 2016. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Government subsidy income:

Our government subsidy income was approximately $53,000 in fiscal 2016, granted by local governments in recognizing our achievements in different areas. All subsidies we received were one-time grants and we did not receive any subsidy in fiscal 2017 and fiscal 2018.

Income before income taxes from continuing operations:

Our income before income tax from continuing operations was approximately $2.0 million in fiscal 2018, a decrease of approximately $2.5 million compared to income of approximately $4.5 million in fiscal 2017. The decrease was primarily attributable to a decrease of approximately 2.5 million in gross profit compared to fiscal 2017.

Our income before income tax from continuing operations was approximately $4.5 million in fiscal 2017, a decrease of approximately $3.8 million compared to approximately $8.3 million in fiscal 2016. The decrease was primarily attributable to a decrease of approximately 2.5 million in gross profit, an increase of approximately $1.6 million in operating expense compared to fiscal 2016.

Provision for income taxes:

Our provision for income taxes was approximately $1.0 million in fiscal 2018, a decrease of approximately $0.5 million or 32.5% from approximately $1.5 million in fiscal 2017. The decrease was mainly due to lower income before income taxes from continuing operations in fiscal 2018 comparing to fiscal 2017. The Company provided full valuation allowance in fiscal 2018 on bad debt reserves due to uncertainties in realizing those tax benefits in future.

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

Net income (loss) from discontinued operations:

As of December 31, 2018, we closed Tantech Babiku and Lishui Zhongzhu, and we are planning to sell Tantech Energy because of business strategy change. The net income for these discontinued operations was approximately $0.08 million in fiscal 2018 compared to $0.07 million in fiscal 2017. There was a net loss of approximately $2.4 million from discontinued operations in fiscal 2016.

Net income attributable to common stockholders:

Our net income attributable to common stockholders was approximately $2.0 million in fiscal 2018, a decrease of approximately $1.8 million from approximately $3.8 million in fiscal 2017. The decrease was attributable to the factors described above.

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

For the years ended December 31, 2018, the Company had a significant decrease in revenue from its consumer product segment and EV segment due to stiff competition. To react to this competion, the Company closed Liushui Zhongzhu and Tantech Babiku during Fiscal 2018 and has the plan to sell Tantech Energy as one of the moves for business stratefy changes. All of these events had and will continue to have significant impact on the Company’s operations.

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

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $7.7 million cash on hand as of December 31, 2018. Although the Company maintains a positive working capital as of December 31, 2018 and generated positive cash flows from its continued operations during the year ended December 31, 2018, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31, 2018 and 2017, the Company had a short-term loan balance of approximately $7.7 million and $5.2 million, respectively. In addition, the Company had bank acceptance note payable balance of $2.1 million and $7.0 million as of December 31, 2018 and 2017, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

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

As of December 31, 2018, we had cash and cash equivalents of approximately $7.7 million. Our current assets were approximately $70.3 million and our current liabilities were approximately $22.1 million, which resulted in a current ratio of 3.2:1, decreased from 3.3:1 in fiscal 2017. Total shareholders’ equity as of December, 31 2018 was approximately $102.1 million.

Our accounts receivable turnover in days were 285 days and 391 days for fiscal 2018 and 2017, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable from continuing operations, the Company provided bad debt allowance of $0.9 million against the aged accounts receivable balances. Subsequent to December 31, 2018 and through May 10, 2019, the Company collected $15.6 million or 48% of the accounts receivable balance from continuing businesses as of December 31, 2018.

For the accounts receivable from discontinued operations, the Company provided bad debt allowance of $0.3 million against the aged accounts receivable balances. The Company has subsequently as of May 10, 2019, collected back aggregate accounts receivable balance of approximately $0.43 million from discontinued operations. As a result, remaining accounts receivable from discontinued operations is immaterial as of this Report Date.

As of December 31, 2018 and 2017, the Company had significant advances to suppliers of approximately $14.4 million and 17.5 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the fiscal years indicated:

(All amounts in thousands of U.S. dollars)

	2018	2017	2016
Net cash provided by (used in) operating activities	$14,665	$2,151	$(7,069)
Net cash used in investing activities	(17,995)	(3,493)	(1,878)
Net cash provided by (used in) financing activities	(810)	8,336	9,400
Effect of exchange rate changes on cash	391	424	(492)
Net increase (decrease) in cash	(3,749)	7,418	(39)
Cash, beginning of year	13,619	6,201	6,240
Cash, end of year	$9,870	$13,619	$6,201

Operating Activities

Net cash provided by operating activities was approximately $14.7 million in fiscal 2018, compared to cash provided by operating activities of approximately 2.3 million in fiscal 2017. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	a reduction in accounts receivable of approximately $10.3 million due to collection efforts.

•

In fiscal 2018, the Company provided bad debt reserve for accounts receivable of approximately $0.9 million, bad debt reserve for advance to supplier of approximately $0.8 million, and bad debt reserve for other receivables and due from related parties of approximately $0.4 million. The Company also had an inventory reserve of approximately $0.7 million in fiscal 2018.

Offset by the impacts from the following factors:

•	the Company had a net income of $1.1 in fiscal 2018, decreased by $1.9 million compared to fiscal 2017.

•	a reduction of accounts payable of approximately $2.8 million and an increase of advance to suppliers of approximately $2.0 million in fiscal 2018.

Net cash provided by operating activities was approximately $2.1 million in fiscal 2017, compared to cash used in operating activities of approximately $7.0 million in fiscal 2016. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	a reduction in advance to suppliers of approximately $4.1 million due to better utilization or refund of advance to suppliers in fiscal 2017, compared to $11.4 million increase in payment of advances to suppliers for fiscal 2016.

•	the bad debt reserve for fiscal 2017 was approximately $2.6 million, compared to approximately $0.2 million bad debt reserve for accounts receivable in fiscal 2016.

Offset by the impacts from the following factors:

•	the Company had a net income of $3.0 in fiscal 2017, decreased by $1.6 million from fiscal 2016.

•	an increase of government rebate receivable of $2.9 million from our EV segment in fiscal 2017.

•	a reduction of tax payable of approximately $3.0 million in fiscal 2017 due to payment of taxes, compared to an increase of tax payable of $87,175 in fiscal 2016.

Net cash used in investing activities was $18.0 million for fiscal 2018, compared to net cash used in investing activities of $3.5 million in fiscal 2017. The increase in net cash used in investing activities in fiscal 2018 was primarily attributable the payment of $17.4 million paid for acquisition of all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, The net cash used in investing activities in fiscal 2017 was primarily attributable to $4.5 million paid for acquisition of Shangchi Automobile.

Net cash used in investing activities was $3.5 million for fiscal 2017, compared to net cash used in investing activities of $1.9 million in fiscal 2016. The increase in net cash used in investing activities in fiscal 2017 was primarily attributable the payment of $4.5 million paid for acquisition of Shangchi Automobile. The net cash used in investing activities in fiscal 2016 was primarily attributable to $3.4 million deposit made for business acquisition of E-Motor, offset by a refund of $1.5 million by a supplier due to the cancellation of an asset purchase.

Net cash provided by financing activities was $0.8 million for fiscal 2018, compared to net cash provided by financing activities of $8.3 million for fiscal 2017. Net cash provided by financing activities for fiscal 2018 primarily due to net proceeds of approximately $2.4 million received from bank loans, proceeds of approximately $2.4 million from third party, offset by net repayment of $4.6 million of bank acceptance note payable.

Net cash provided by financing activities was $8.3 million for fiscal 2017, compared to net cash provided by financing activities of $9.4 million for fiscal 2016. Net cash provided by financing activities for fiscal 2017 primarily due to proceeds of approximately $6.0 million received from September 2017 private placement and $4.9 million increase in bank acceptance note payable, offset by net repayment of $1.9 million in bank loans. The net cash provided by financing activities for fiscal 2016 was primarily attributable to the proceeds received from our private placement of approximately $8.0 million in 2016 and net proceeds from bank acceptance note payable of $1.8 million, offset by net repayment on bank loans of $1.2 million.

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

Loan Facilities

As of December 31, 2018, the balance of our bank loans was approximately $7.6 million. Our outstanding balance of bank acceptance notes was $2.1 million as of December 31, 2018.

As of December 31, 2018, the details of all our short-term bank loans are as follow:

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	August 16, 2018	7 months	$1,513,000
2	Short-term bank loan	Bank of China	August 20, 2018	7 months	1,328,414
3	Short-term bank loan	Bank of China	August 01, 2018	7 months	1,966,900
4	Short-term bank loan	Shanghai Pudong Development Bank	November 23, 2018	1 year	$2,874,700

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

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2018 and December 31, 2017.

	As of December 31, 2018	As of December 31, 2017
Statutory Reserves	$6,461,788	$6,461,788
Total Restricted Net Assets	$6,461,788	$6,461,788
Consolidated Net Assets	$109,985,014	$109,612,378
Restricted Net Assets as Percentage of Consolidated Net Assets	5.9%	8.1%

Total restricted net assets accounted for approximately 5.9% of our consolidated net assets as of December 31, 2018. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Total restricted net assets accounted for approximately 8.1% of our consolidated net assets as of December 31, 2017. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $18.3 million, $5.4 million and $3.4 million for the years ended December 31, 2018, 2017 and 2016, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

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

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes revenue when the products are delivered and control is transferred. The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery.

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

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05— Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2018, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$7,683,014	$7,683,014	$-	$-	$-
Bank Acceptance Notes Payable	2,121,377	2,121,377	-	-	-
Due to third parties	3,253,253	3,253,253	-	-	-
Due to related parties	1,723,105	1,723,105	-	-	-
Total	$14,780,749	$14,780,749	$-	$-	$-

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of May 15, 2019:

Name	Age	Position(s)

Zhengyu Wang	50	Chairman of Board of Directors and Chief Executive Officer

Wangfeng Yan	42	Chief Operating Officer

Jing Jin	37	Chief Financial Officer

Yefang Zhang	52	Director

Wencai Pan	41	Director (Independent)

Hongdao Qian	55	Director (Independent)

Shudong Wang	68	Director (Independent)

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

Yefang Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice GM of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our director and Chief Executive Officer, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2018 and 2017.

	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($)
Zhengyu Wang	2018	35,054	—	1,084	36,138
Chief Executive Officer	2017	35,054	—	1,084	36,138
Wangfeng Yan(3)	2018	21,911	—	678	22,589
Chief Operating Officer	2017	—	—	—	—
Jing Jin(4)	2018	48,000	—	—	48,000
Chief Financial Officer	2017	48,000	—	—	48,000
Zaihua Chen(5)	2018	—	—	—	—
Chief Technical Officer	2017	26,291	—	813	27,104

(1)	No officer received a bonus in 2018 and 2017.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective March 1, 2018, Jianming Wu resigned as Chief Operating Officer. Wangfeng Yan was appointed as the Registrant’s new Chief Operating Officer.

(4)	Mr. Jing Jin joined Tantech Holdings Ltd. on May 3, 2016 as Chief Financial Officer by replacing Mr. Qingsong Dong.

(5)	Effective December 31, 2017, Zaihua Chen resigned as our Chief Technical Officer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2017 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2018, we had four such directors, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2018. Compensation for our Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Our CEO, Zhengyu Wang, is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

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

D.	Employees

Our Employees

As of May 10, 2019, we employ a total of 99 full-time employees in the following functions:

Lishui & Hangzhou	Number of Employees
Department	May 10, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Senior Management	5	5	5	5
Human Resource & Administration	10	10	14	23
Finance	8	8	12	12
Research & Development	3	3	3	14
Production & Procurement	32	36	42	57
Sales & Marketing	5	5	7	19
Total	67	67	83	130

Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile	Number of Employees
Department	May 10, 2019	December 31,2018
Senior Management	3	3
Human Resource & Administration	8	9
Finance	3	3
Research & Development	2	5
Production & Procurement	19	21
Sales & Marketing	1	4
Total	36	45

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2018 and 2017, we contributed approximately $47,000 and $123,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Mr. Jin’s employment agreement is scheduled to expire on January 31, 2020. Mr. Jin’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of May 15, 2019 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 28,853,242 common shares outstanding as of May 15, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 15, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of May 10, 2019, we had thirteen shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Zhengyu Wang (2)	11,780,000	40.83%
Wangfeng Yan	—	0.0%
Yefang Zhang (2)	11,780,000	40.83%
Wencai Pan	—	0.0%
Shudong Wang	—	0.0%
Hongdao Qian	—	0.0%
Jing Jin	—	0.0%
All directors and executive officers as a group (seven (7) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

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

The following table sets forth information with respect to beneficial ownership of our common shares as of May 15, 2019 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 28,853,242 common shares outstanding as of May 15, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 15, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd (2)	11,780,000	40.835%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2013, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2013, we have had transactions with the following related parties:

•	Zhengyu Wang

•	Yefang Zhang

•	Wangfeng Yan

•	LiShui JiuAnJu Commercial Trade Co., Ltd.

•	Forasen Group Co., Ltd.

•	Zhejiang Forasen Food Co., Ltd.

•	Hangzhou Sigma Trading Co., Ltd.

•	Hong Kong Clean Energy Ltd.

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the largest amount outstanding for each of the related party transactions described here during the periods covered that is material to us or the related party. For more details, please refer to note 15 of the financial statements for the years ended December 31, 2018 and 2017. As described in more details below, as of the date of this filing, there is no related party balance outstanding.

As to all related party transactions that are loans, we disclose them below without regard to whether such loans is material. All such related party loans carried no interest and were repayable upon demand, with no periodic payments required. The other details regarding such loans are described for each such loan.

These related parties fall within two categories: those who are shareholders, officers and directors of THL and/or Tantech Bamboo, and those who are related to Forasen Group Co., Ltd. All amounts described in this section are unsecured, interest-free and due on demand.

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

The largest outstanding amount Zhengyu Wang owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, nil and approximately RMB 1.5 million (approximately $245,000), respectively, representing loans made to Mr. Wang for his business related expenses. As of December 31, 2018, all such amounts have been repaid.

The largest outstanding amount Yefang Zhang owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, nil and approximately RMB 2.7 million (approximately $430,000), respectively, representing loans made to Ms. Zhang for her business related expenses. As of December 31, 2018, all such amounts have been repaid.

The largest outstanding amount Wangfeng Yan owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, nil and approximately RMB 576,000 (approximately $93,000) ,respectively, representing loans made to Mr. Yan for his business related expenses. As of December 31, 2018, all such amounts have been repaid.

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

The largest outstanding amount LJC owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil , nil, nil, nil, nil and approximately RMB 44.0 million (approximately $7.1 million), respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of December 31, 2018, all such amounts have been repaid.

Forasen Companies

Mr. Zhengyu Wang and Ms. Yefang Zhang each own 50% of the equity of Forasen Group Co., Ltd. (“Forasen Group”). Moreover, 95% of Tantech Bamboo was previously owned by Forasen Group, rather than USCNHK. Forasen Group owns part of the equity of Zhejiang Forasen Food Co., Ltd. (“ZFF”) and Forasen Group previously owned all of the equity of Hangzhou Sigma Trading Co., Ltd. (“HST”).

The largest outstanding amount Forasen Group owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, nil, approximately RMB 21.0 million (approximately $3.4 million) and approximately RMB 83.8 million (approximately $13.6 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2018, all such amounts have been repaid. In the years ended December 31, 2014 and 2013, we purchased $839,059 and $3,622,905, respectively in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen Group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

The largest outstanding amount ZFF owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil, nil and approximately RMB 19.0 million (approximately $3.1 million), respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of December 31, 2018, all such amounts have been repaid.

The largest outstanding amount HST owed our company in 2018, 2017, 2016, 2015, 2014 and 2013 was nil, nil, nil, nil and RMB 169,192, respectively, representing loans made to pay for working capital needs of HFE. As of December 31, 2018, all such amounts have been repaid.

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

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 213240) our consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, which appears in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing.

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since March 24, 2015 under the symbol “TANH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High		Low
Annually:
2015		$31.09		$3.12
2016		$5.89		$1.88
2017		$4.37		$1.15
2018		$3.72		$1.25
Quarterly:
2017
First Quarter		$2.18		$1.45
Second Quarter		$2.88		$1.15
Third Quarter		$4.37		$2.39
Fourth Quarter		$3.16		$2.58
2018
First Quarter		$2.80		$2.45
Second Quarter		$3.72		$2.72
Third Quarter		$2.87		$1.25
Fourth Quarter		$1.85		$1.55
2019
First Quarter		$1.83		$1.50
Monthly:
2018	$		$
December		$1.85		$1.58
2019 (through May 10 2019)
January		$1.83		$1.67
February		$1.69		$1.55
March		$1.63		$1.50
April		$1.56		$1.51
May (through May 10, 2019)		$1.55		$1.50

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

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

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2018.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2017, the last day of our fiscal year of 2017. This assessment was based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) were not effective as of December 31, 2018.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2018 considered the following factors:

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

Based on the above factors, management concluded that our lack of knowledge of US GAAP and SEC rules are material weaknesses in the Company’s internal control over financial reporting as of December 31, 2018. These material weaknesses existed as of December 31, 2017 and had not yet been fully remediated as of December 31, 2018.

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

Prager Metis CPAs, LLC was appointed by the Company on August 21, 2018 to serve as its independent registered public accounting firm for fiscal 2018. Audit services provided by Prager Metis for fiscal 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC. Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017. Audit services provided by Friedman LLP for fiscal 2017 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2018, Prager Metis’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $215,000. During fiscal 2017, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000.

Audit-Related Fees

The Company has not paid Prager Metis for audit-related services in fiscal 2018. The Company has not paid Friedman LLP for audit-related services in fiscal 2017 and 2016.

Tax Fees

The Company has not paid Prager Metis for tax services in fiscal 2018. The Company has not paid Friedman LLP for tax services in fiscal 2017 and 2016.

All Other Fees

The Company has not paid Prager Metis other fees in fiscal 2018. The Company has not paid Friedman LLP’s other fees in fiscal 2017 or 2016.

Audit Committee Pre-Approval Policies

Before Prager Metis was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2018 that were attributed to work performed by persons other than Prager Metis’s full-time permanent employees was [●]%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

4.1 (4)	Purchase Agreement by and among Registrant, Henglong Chen and Suzhou Yimao E-Motors Co., Limited filed under Form 6-K dated May 2, 2016 is incorporated by reference.

4.2 (4)	Long Term Supply Agreement between Registrant and Zhejiang Longquanzhixin Trading Co., Limited, filed under Form 6-K dated December 19, 2016 is incorporated by reference.

8.1 (3)	List of subsidiaries.

10.1(4)	Exclusive Purchase Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.2(4)	Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.3(4)	Exclusive Management Consulting and Technology Service Agreement between Shanghai Jiamu Investment Management Co., Ltd and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.4(4)	Shareholder Voting Right Authorization Agreement among Shanghai Jiamu Investment Management Co., Ltd, Zhengyu Wang, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated July 13, 2017.

10.5(4)	Power of Attorney between Wangfeng Yan and Zhengyu Wang dated July 13, 2017.

10.6(4)	Summary Translation of Share Purchase Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd

10.7(4)	Summary Translation of Lease Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd

10.8(4)	Summary Translation of Lishui Xincai Share Purchase Agreement between Shanghai Shicai Minerals Co., Ltd and Tantech Holdings Ltd

11.1 (2)	Code of Ethics

12.1 (3)	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 (3)	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 (3)	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 (3)	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Consent Letter of Prager Metis CPAs, LLC

15.2(3)	Consent Letter of Friedman LLP

15.3 (1)	Incentive Securities Plan

15.4 (3)	Press Release

101.INS (3)	XBRL Instance Document.

101.SCH (3)	XBRL Taxonomy Extension Schema Document.

101.CAL (3)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF (3)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB (3)	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE (3)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the registrant’s registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended.

(2)	Incorporated by reference to the registrant’s annual report on Form 20-F, File no. 001-36885, filed on April 30, 2015.

(3)	Filed herewith.

(4)	Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Zhengyu Wang

Name:	Zhengyu Wang

Title:	Chief Executive Officer

Date: May 15, 2019

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

AND

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

Tantech Holdings Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operation of Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”), Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu”) and Zhejiang Babiku Charcoal Co., Ltd.(“Tantech Babiku”) as described in Note 5, the accompanying consolidated balance sheets of Tantech Holdings Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

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

We were not engaged to audit, review or apply any procedures to the adjustments retrospectively apply the change in accounting related to the discontinued operations of Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”), Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu”) and Zhejiang Babiku Charcoal Co., Ltd.(“Tantech Babiku”) as described in Note 5, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Friedman LLP

We have served as the Company’s auditor since 2012.

New York, New York

May 11, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and the Board of Directors of

Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Tantech Holdings, Ltd. and subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for the year ended December 31, 2018 and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

As part of our audit of the financial statements as of December 31, 2018 and for the year then ended, we also audited the adjustments to the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of comprehensive income (loss) and cash flows for the years ended December 2017 and 2016 to retroactively apply the effects of the discontinued operations that occurred in 2018 as described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s consolidated financial statements as of and for the years ended December 31, 2017 and 2016 other than with respect to the adjustments. The 2017 and 2016 financial statements were audited by other auditors. Accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the years ended December 31, 2017 and 2016 as whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2018

Hackensack, New Jersey

May 15, 2019

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2018	2017
Assets
Current Assets
Cash and cash equivalents	$7,748,416	$9,717,909
Restricted cash	2,121,377	3,901,526
Notes receivable	-	15,370
Accounts receivable, net	32,495,361	44,832,946
Inventories, net	1,957,058	2,572,558
Advances to suppliers, net	14,387,228	11,217,764
Prepaid value-added taxes	2,136,988	2,969,656
Prepaid expenses and other receivables, net	954,362	1,685,120
Current assets from discontinued operations	8,513,154	12,332,035
Total current assets	70,313,944	89,244,884
Property, plant and equipment, net	3,240,620	3,374,879

Other Assets
Advances to suppliers - non-current	-	2,109,005
Manufacturing rebate receivable	9,795,512	9,269,118
Intangible assets, net	15,268,062	15,976,144
Long-term Investment	18,156,000	-
Goodwill	8,861,361	9,001,924
Non-current assets from discontinued operations	8,558,515	9,511,772
Total Assets	$134,194,014	$138,487,726

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$7,683,014	$5,208,893
Bank acceptance notes payable	2,121,377	6,975,526
Accounts payable	2,524,462	5,335,363
Due to related parties	2,102,175	2,995,228
Customer deposits	865,615	1,001,726
Taxes payable	344,563	542,392
Due to third parties	3,253,253	708,864
Accrued liabilities and other payables	1,598,104	1,564,336
Liabilities from discontinued operations	1,662,252	2,456,934
Total Current Liabilities	22,154,815	26,789,262
Deferred tax liability	2,053,512	2,086,086
Total Liabilities	24,208,327	28,875,348

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
28,853,242 and 28,703,242 shares issued and outstanding as of December 31, 2018 and 2017, respectively	28,853	28,703
Additional paid-in capital	39,310,178	39,067,328
Statutory reserves	6,461,788	6,461,788
Retained earnings	58,333,136	56,356,369
Accumulated other comprehensive loss	(2,066,364)	(1,101,270)
Total Stockholders' Equity attributable to the Company	102,067,591	100,812,918
Noncontrolling interest	7,918,096	8,799,460
Total Stockholders' Equity	109,985,687	109,612,378
Total Liabilities and Stockholders' Equity	$134,194,014	$138,487,726

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$29,561,399	$42,297,612	$39,902,342

Cost of revenues	21,532,319	31,741,753	26,879,316

Gross Profit	8,029,080	10,555,859	13,023,026

Operating expenses
Selling expenses	320,479	730,834	621,818
General and administrative expenses	4,971,804	4,625,563	3,613,289
Research and development expenses	386,628	627,577	136,626
Total operating expenses	5,678,911	5,983,974	4,371,733

Income from operations	2,350,169	4,571,885	8,651,293

Other income (expenses)
Interest income	56,894	18,648	571
Interest expense	(626,343)	(551,044)	(470,656)
Government subsidy income	-	-	52,597
Other income, net	247,069	436,095	99,025
Total other income (expenses)	(322,380)	(96,301)	(318,463)

Income before provision for income taxes	2,027,789	4,475,584	8,332,830
Provision for income taxes	1,031,158	1,528,003	1,367,270
Net income from continuing operations	996,631	2,947,581	6,965,560

Discontinued operation:
Net income (loss) from discontinued operations, net of tax	83,367	65,550	(2,357,867)
Net income	1,079,998	3,013,131	4,607,693

Less: net income (loss) attributable to the noncontrolling interest from continuing operations	(896,769)	(754,084)	308,442
Net income attributable to common stockholders of Tantech Holdings Ltd.	$1,976,767	$3,767,215	$4,299,251

Net income	1,079,998	3,013,131	4,607,693
Other comprehensive income (loss):
Foreign currency translation adjustment	(949,689)	4,341,324	(5,448,209)
Comprehensive income (loss)	130,309	7,354,455	(840,516)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(881,364)	(784,186)	70,029
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$1,011,673	$8,138,641	$(910,545)

Earnings (loss) per share - Basic and Diluted
Continuing operations	$0.07	$0.15	$0.19
Discontinued operations	$0.00	$0.00	$(0.10)
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	28,745,571	25,971,912	23,019,185

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2018, 2017 and 2016

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders'
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2015	21,600,000	$21,600	$15,134,752	$(262,900)	$6,401,235	$48,350,456	$3,444,342	$73,089,485

Issuance of common stock	1,693,000	1,693	7,955,407	-	-	-	-	7,957,100
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	60,553	(60,553)		-
Foreign currency translation adjustment	-	-	-	(5,209,796)	-	-	(238,413)	(5,448,209)
Net income	-	-	-	-	-	4,299,251	308,442	4,607,693
Stock issuance for minority interest buyback	1,018,935	1,019	2,159,123	-	-	-	(2,160,142)	-
Gain on minority interest buyback	-	-	1,354,229	-	-	-	(1,354,229)	-

Balance at December 31, 2016	24,311,935	$24,312	$26,603,511	$(5,472,696)	$6,461,788	$52,589,154	$-	$80,206,069

Issuance of common stock for acquisition	2,500,000	2,500	6,497,500					6,500,000
Issuance of common stock for private placement	1,891,307	1,891	5,966,317					5,968,208
Foreign currency translation adjustment				4,371,426			(30,102)	4,341,324
Net income (loss)						3,767,215	(754,084)	3,013,131
Noncontrolling interest through acquisition							9,583,646	9,583,646

Balance at December 31, 2017	28,703,242	$28,703	$39,067,328	$(1,101,270)	$6,461,788	$56,356,369	$8,799,460	$109,612,378

Issuance of common stock for service	150,000	150	242,850					243,000
Foreign currency translation adjustment				(965,094)			15,405	(949,689)
Net income (loss)						1,976,767	(896,769)	1,079,998

Balance at December 31, 2018	28,853,242	$28,853	$39,310,178	$(2,066,364)	$6,461,788	$58,333,136	$7,918,096	$109,985,687

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$1,079,998	$3,013,131	$4,607,693
Net (income) loss from discontinued operations	(83,367)	(65,550)	2,357,867
Net income from continuing operations	996,631	2,947,581	6,965,560
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts - accounts receivable	910,811	2,632,813	239,487
Allowance for doubtful accounts - advance to suppliers	777,848	(45,507)	927,218
Allowance for doubtful accounts – other receivables	66,305	(16,827)	59,742
Allowance for doubtful accounts - due from related party	364,288	-	-
Inventory reserve (recovery)	700,379	13,908	(84,414)
Depreciation expense	628,144	576,953	497,970
Amortization of intangible asset	443,318	201,647	6,842
Amortization of prepaid consulting expense	102,263	-	-
Gain from disposal of property, plant and equipment	(44,814)	(1,875,493)	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	7,023,546	(1,001,613)	(6,272,566)
Accounts receivable - related party	3,249,359	-	-
Advances to suppliers	(3,555,851)	2,826,316	(7,354,381)
Advances to supplier non current	1,558,916	6,839,953	(451,731)
Inventory	(147,485)	804,763	(317,545)
Other receivables	767,849	(829,716)	9,424
Government rebate receivable	(644,959)	(2,942,190)	-
Accounts payable	(2,621,226)	(532,039)	(893,016)
Accrued liabilities and other payables	49,492	(1,489,128)	362,212
Customer deposits	(115,771)	(247,059)	58,122
Taxes payable	573,660	(1,927,737)	174,817
Deferred tax liability	-	-	(98,473)
Net cash provided by (used in) continuing operations	11,082,703	5,936,625	(6,170,732)
Net cash provided by (used in) discontinued operations	3,582,177	(3,785,614)	(898,699)
Net cash provided by (used in) operating activities	14,664,880	2,151,011	(7,069,431)

Cash flows from investing activities
Acquisition of property, plant and equipment	(559,038)	(1,302,721)	(8,282)
Proceeds from disposal of property, plant and equipment	54,089	662,144	-
Additions to intangible assets	(2,585)	-	-
Payment for business acquisition	-	(4,552,240)	(3,372,925)
Payment for investment	(17,448,000)	-	-
Cash acquired from business acquisition	-	35,707	-
Changes in deposit for asset acquisition	-	443,400	-
Net cash used in continuing operations	(17,955,534)	(4,713,710)	(3,381,207)
Net cash provided by (used in) discontinued operations	(39,976)	1,220,458	1,503,233
Net cash used in investing activities	(17,995,510)	(3,493,252)	(1,877,974)

Cash flows from financing activities
Proceeds from (repayment of) loans from third party	2,455,806	(187,706)	885,694
Note receivable	14,540	(14,780)	-
Bank acceptance notes payable, net of repayment	(4,560,185)	4,911,990	1,806,924
Proceeds from bank loans	10,291,412	10,093,262	7,001,831
Repayments of bank loans	(7,835,606)	(11,957,020)	(8,251,620)
Repayment of loans from related parties	(1,175,971)	(477,565)	-
Proceeds from issuance of common stocks	-	5,968,208	7,957,100
Net cash provided by (used in) continuing operations	(810,004)	8,336,389	9,399,929
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	(810,004)	8,336,389	9,399,929

Effect of exchange rate changes on cash, restricted cash and cash equivalents	390,992	424,298	(491,196)

Net increase (decrease) in cash, restricted cash and cash equivalents	(3,749,642)	7,418,446	(38,672)

Cash, restricted cash and cash equivalents, beginning of year	13,619,435	6,200,989	6,239,661

Cash, restricted cash and cash equivalents, end of year	$9,869,793	$13,619,435	$6,200,989

Supplemental disclosure information:
Income taxes paid	$1,044,480	$1,156,976	$696,435
Interest paid	$608,048	$479,358	$261,625

Supplemental non-cash activities:
Common shares issued for service	$243,000	$-	$-
Common shares issued for Minority interest buyback	$-	$-	$2,160,142
Common shares issued for acquisition of Shangchi Automobile	$-	$6,500,000	$-
Net book value of assets and liabilities of Shangchi Automobile acquired	$-	$11,122,410	$-

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

In addition, Tantech Bamboo also has the five wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”) was established on September 5, 2002, and is engaged in the trading business, including the export of charcoal products. Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), established by Tantech Bamboo on October 20, 2015, and is engaged in the production and sales of low emission BBQ charcoal. Lishui Zhongzhu Charcoal Co., Ltd. (“LishuiZhongzhu” or “Zhongzhu”), established by Tantech Bamboo on November 18, 2015. It changed its name to Zhejiang Zhongzhu Tourism Development Co., Ltd. on May 17, 2017. Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), was established on September 24, 2008. Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”), established by Tantech Bamboo on December 8, 2015, is exploring business opportunities outside Lishui area.

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

As of December 31, 2018, the Company closed Lishui Zhongzhu and Tantech Babiku, and is planning to close Tantech Energy due to business strategy change. As a result, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

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

On July 12, 2017, the Company acquired 70% of the equity interest of Shangchi Automobile Co., Ltd. (“Shangchi Automobile”), formerly known as Suzhou E-Motors Co., Ltd, (“Suzhou E-Motors”) from its original shareholder (Note 4). Shangchi Automobile is a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China (“China” or “PRC”). The 70% equity interest include 19% equity interest owned directly through Hangzhou Jiyi Trading Co., Ltd (“Jiyi”) and 51% equity interest owned through a series of contractual agreement with the owners of Hanzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), who is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

On November 13, 2018, the Company established Shenzhen E-Motors New Energy Sales Co., Ltd. (“Shenzhen E-Motors”), a sales subsidiary through Shangchi Automobile (formerly known as Suzhou E-Motors).

As a result, the Company ultimately controls 70% equity interest of Shangchi Automobile and its subsidiary Shenzhen E-Motors and accounts of Shangchi Automobile and Shenzhen E-Motors are consolidated into those of the Company. Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jiyi and Wangbo are incorporated in Hanzhou, PRC. Euroasia also has a fully owned subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities. (Collective “E-Motor Holdings”).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, and entities controlled through a series of agreements known as variable interest agreements <“VIE”> (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile (formerly known as Suzhou E-Motors) owned by Jinke Chuangtou Co., Ltd., which is not under the Company's control.

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

The following assets and liabilities of the consolidated VIE are included in the accompanying consolidated financial statements of the Company as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017

Current assets	$6,415,138	$16,760,444
Non-current assets	35,102,432	36,352,228
Total assets	$41,517,570	$53,112,672

Current liabilities	$(13,724,904)	$(21,695,054)
Non-current liabilities	(2,053,512)	(2,086,086)
Total liabilities	$15,778,416	$(23,781,140)

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 0% to 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

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

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

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

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life

Goodwill	Indefinite
Licenses and permit	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment other than goodwill whenever events or changes in circumstances indicate that the assets might be impaired.

The Company evaluates goodwill and licenses and permits for impairment at least annually or whenever indicators of impairment are present. There was no intangible assets impairment as of December 31, 2018 and 2017.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies – continued

Long term investment

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Due to third parties

Due to third parties represent amounts the Company borrowed from third parties for working capital purpose. The due to third parties balance are unsecured, interest-free and due upon demand. As of December 31, 2018 and 2017, the due to third parties balance amounted to $3,253,253 and $708,864, respectively.

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

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies – continued

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale). The Company records shipping and handling costs in cost of sales.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2018		December 31, 2017		December 31, 2016
US$:RMB exchange rate	Period End	$0.1513	Period End	$0.1537	Period End	$0.1440
	Average	$0.1454	Average	$0.1478	Average	$0.1506

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies - continued

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2018, 2017 and 2016. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2018 and 2017. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2018 and 2017, there were 1,078,045 warrants not included in the diluted loss per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets

Reclassification

For the year ended December 31, 2018, the Company closed Lishui Zhongzhu and Tantech Babiku, and is planning to sell Tantech Energy’s remaining operation, due to business strategy change. In connection with the discontinued operations of the business, certain prior period amounts have been reclassified to conform to the current period presentation.

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

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

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

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Liquidity

For the years ended December 31, 2018 and 2017, the Company had a significant decrease in revenue from its consumer product segment due to stiff competition; disposed its EDLC business as a result of operating losses and outdated technology; completed the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) to enter into the electric vehicle (“EV”) business; closed Babiku and Zhongzhu and propose to close Energy due to business strategic changes. All of these events had and will continue to have significant impact on the Company’s operations.

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

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $7.7 million cash on hand as of December 31, 2018. Although the Company maintains a positive working capital as of December 31, 2018 and generated positive cash flows from its continued operations during the year ended December 31, 2018, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31, 2018 and 2017, the Company had a short-term loan balance of approximately $7.7 million and $5.2 million, respectively. In addition, the Company had bank acceptance note payable balance of approximately $2.1 million and $7.0 million as of December 31, 2018 and 2017, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

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

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2019. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors)

On July 12, 2017 (the “Closing Date”), the Company completed the acquisition of 70% of the equity interest of Shangchi Automobile (formerly known as Suzhou E-Motors) through E-Motors Holdings (Note 1), a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China.

Pursuant to the original Purchase Agreement executed on May 2, 2016, and the Supplemental Agreement No. 1 signed on December 22, 2016 and Supplemental Agreement No. 2 signed on July 12, 2017, the Company acquired 70% equity interest of Shangchi Automobile (formerly known as Suzhou E-Motors) for a total cash consideration of $15,861,840 (RMB 103,200,000) and a share consideration of 2,500,000 restricted shares of Tantech’s common stock with fair value of $6,500,000. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

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

The intangible assets mainly include Shangchi Automobile’s electronic vehicles registered license of $13,907,238 with an indefinite life. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Discontinued operations

On December 14, 2017, the Company entered into a sale agreement and related agreements (the “EDLC Agreements”) to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Registrant’s former CTO. Pursuant to the EDLC Agreements, total purchase price was approximately $2.5 million (RMB 16 million) (the “Purchase Price”). The purchase price is payable in ten years with initial payment of approximately $0.7 million (RMB 4.48 million) due in fiscal 2017. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Buyer is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate.

During the year ended December 31, 2018, the Company further closed the business operation of Lishui Zhongzhu and Tantech Babiku, and is planning to sell Tantech Energy’s remaining operation, due to business strategy change. In connection with the discontinued operations of the above businesses, certain assets and liabilities as of December 31, 2017 and 2016, the revenue and expenses for the years ended December 31, 2017 and 2016 have been retrospectively reclassified as discontinued operations.

The aggregated financial results of the discontinued business are set forth below.

	December 31	December 31
	2018	2017
Cash and cash equivalent	$32,919	$223,131
Accounts receivable	5,257,684	5,422,031
Inventory	475,827	218,157
Advances to suppliers	2,647,415	6,303,201
Prepaid value-added taxes	72,742	162,010
Other receivables	26,567	3,505
Total current assets from discontinued operations	8,513,154	12,332,035

Accounts receivable from EDLC business	1,235,489	1,502,518
Property, plant and equipment, net	6,012,285	6,508,968
Intangible assets, net	1,310,741	1,500,286
Total non-current assets from discontinued operations	8,558,515	9,511,772
Total assets from discontinued operations	17,071,669	21,843,807
Accounts payable	1,038,888	1,851,442
Customer deposits	337,743	196,935
Taxes payable	140,212	253,790
Accrued liabilities and other payables	145,409	154,767
Total current liabilities from discontinued operations	1,662,252	2,456,934
Total liabilities from discontinued operations	$1,662,252	$2,456,934

	Years ended December 31,
	2018	2017	2016

Revenue	$9,107,922	$4,189,190	$7,763,332
Cost of revenues	9,116,707	2,097,436	7,242,578
Gross profit (loss)	(8,785)	2,091,754	520,754
Operating expenses	1,687,287	4,187,168	2,876,556
Loss from operations	(1,696,072)	(2,095,414)	(2,355,802)
Other income (expense), net	1,779,439	2,168,132	(2,065)
Net income (loss) before tax	83,367	72,718	(2,357,867)
Income taxes	-	7,168	-
Net income (loss) from discontinued operations, net of tax	$83,367	$65,550	$(2,357,867)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	December 31 2018	December 31, 2017

Accounts receivable – non-related parties	$37,177,953	$45,192,166
Accounts receivable – related parties *	-	3,434,845
Subtotal	37,177,953	48,627,011
Allowance for doubtful accounts	(4,682,592)	(3,794,065)
Accounts receivable, net	$32,495,361	$44,832,946

* As of December 31, 2017, the Company had total accounts receivable balances of $3,434,845 due from the two affiliates of the original shareholders of Shangchi Automobile (formerly known as Suzhou E-Motors). Shangchi Automobile did not have related party’s sales to these two related parties after being acquired by the Company on July 12, 2017. The Company collected back approximately $3.3 million (RMB 21.8 million) from one of the two related parties during the year ended December 31, 2018. In addition, the balance of the other related party of approximately 77,000 (RMB506,725) was included in the balance of accounts receivable – non-related parties as of December 31, 2018 as this customer was no longer a related party for the year ended December 31, 2018.

The movement of allowance for doubtful accounts are as follows for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017
Balance at beginning of year	$3,794,065	$881,359
Addition to allowance for doubtful accounts	947,770	2,853,147
Translation adjustments	(59,243)	59,559
Balance at end of year	$4,682,592	$3,794,065

Note 7 – Inventory

Inventory consisted of the following:

	December 31, 2018	December 31, 2017

Raw materials	$1,619,504	$1,513,306
Finished products	261,283	876,003
Work in process	76,271	183,249
Total Inventory	$1,957,058	$2,572,558

For the years ended December 31, 2018, 2017 and 2016, the Company recorded inventory write –offs in the amounts of $700,379, $13,908 and a recovery of 84,414, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Advances to suppliers

	December 31, 2018	December 31, 2017

Advances to suppliers	$15,813,997	$13,953,920
Allowance for doubtful accounts	(1,426,769)	(627,151)
Advances to suppliers, net	14,387,228	13,326,769
Less: Advances to suppliers, non-current	-	(2,109,005)
Advances to suppliers, current	$14,387,228	$11,217,764

The movement of allowance for doubtful accounts are as follows for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017
Balance at beginning of year	$627,151	$611,033
Addition to allowance for doubtful accounts	809,411	58,791
Deduction – utilization or return of advances	-	(83,963)
Translation adjustments	(9,793)	41,290
Balance at end of year	$1,426,769	$627,151

Advances to suppliers – non-current

	December 31, 2018	December 31, 2017

Zhejiang Longquanzhixin Commercial & Trade Co., Ltd *	$-	$1,647,905
Zhibo Jieli Special Battery Material Co., Ltd **	453,900	461,100
Subtotal	453,900	2,109,005
Allowance for doubtful accounts	(453,900)	-
Advances to suppliers – non-current, net	$-	$2,109,005

* representing the prepayments made to ensure continuous high-quality supply and favorable purchase prices. On December 15, 2016, the Company entered into a long-term supply agreement with Zhejiang Longquanzhixin Commercial & Trade Co., Ltd. (“ZLCT”) to make an advance payment of $8,638,260 million (RMB 60,000,000) as of December 31, 2016. The purpose of the prepayment is to support ZLCT to purchase local bamboo forests (approximately 1,650 acres) and expand its operations. Meanwhile, the Company is guaranteed to receive steady supplies from ZLCT of minimum 13,000 tons of charcoal raw material annually with a fixed purchase price for the next three years. As of December 31, 2018, the advances were fully utilized.

** representing the prepayments made to acquire machinery.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Manufacturing rebate receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers within two years period after sales are finalized and paperwork is submitted. Based on the criteria listed, Shangchi Automobile (formerly known as Suzhou E-Motors) is eligible for approximately $6,000, $29,400 and $60,200 in government manufacturing rebates for each of the qualifying electric buses sold during the years ended December 31, 2018, 2017 and 2016, respectively.

The Company applied 109 and 100 qualified electric buses sold during the year ended December 31, 2018 and the period from July 1, 2017 to December 31, 2017, respectively for government manufacture rebate and recognized $644,959 and $2,942,190 manufacturing rebate income as part of revenue and corresponding receivable for the years ended December 31, 2018 and 2017, respectively, because the management believes that the electric buses sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured. As of December 31, 2018, the manufacturing rebate receivable was $9,795,512, including $6,112,520 (RMB40,400,000) of manufacturing rebate receivable related to qualified electric buses sold in fiscal 2016, $3,011,862 (RMB 19,906,560) of manufacturing rebate receivable related to qualified electric buses sold in fiscal 2017 and $671,130 (RMB4,435,755) of manufacturing rebate receivable related to qualified electric buses sold in fiscal 2018. Shangchi Automobile has received the full payment of the eligible government rebates for the qualifying electric buses sold in fiscal 2015. The Company has not received any payment of those eligible government rebates for the sales made in the fiscal year 2016 due to the recent slower processing of rebates. The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2019.

Note 10 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2018	December 31, 2017

Building	$5,473,555	$5,089,190
Machinery and Production equipment	2,012,061	2,167,877
Electronic equipment	203,491	201,731
Office equipment	55,407	55,467
Automobiles	527,485	550,577
Construction in progress	121,255	11,943
Subtotal	8,393,254	8,076,785
Less: Accumulated depreciation	(5,152,634)	(4,701,906)
Property, plant and equipment, net	$3,240,620	$3,374,879

Depreciation expense was $1,049,274, $613,296 and $534,252 for the years ended December 31, 2018, 2017 and 2016, respectively, among which $628,144, $576,953 and $497,970 were for continuing operations.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets, net

	December 31, 2018	December 31, 2017

Software	$25,619	$23,292
Electronic vehicle registered license (Note 4)	13,690,078	13,907,238
Land use rights*	303,232	308,042
Patents**	4,539,000	4,611,000
Subtotal	18,557,929	18,849,572
Less: Accumulated amortization	(3,289,867)	(2,873,428)
Intangible assets, net	$15,268,062	$15,976,144

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2018, and 2017, land use rights with net book value of $1,521,993 (among which $211,252 from continuing operations and $1,310,741 from discontinued operations) and $1,585,794 (among which $220,764 from continuing operations and $1,365,030 from discontinued operations), respectively, were pledged as collateral for bank loans. The land use rights are amortized over 50 years and the software is amortized over 5 years. Amortization expense for intangible assets totaled $602,959, $201,647 and $39,659 for the years ended December 31, 2018, 2017 and 2016, respectively, among which $443,318, $201,647 and $6,842 were for continuing operations.

** Patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) (Note 4).

Note 12 – Short-term bank loans

The Company’s short-term bank loans consist of the following:

	December 31, 2018	December 31, 2017

Loan payable to Bank of China Lishui Branch	$4,808,314	$5,208,893

Loan payable to SPD bank	2,874,700	-

Total	$7,683,014	$5,208,893

On August 16, 2018 and August 20, 2018, Tantech Bamboo entered into two short-term loan agreements with Bank of China (Lishui Branch) to borrow $1,513,000 (RMB 10 million) and $1,328,414 (RMB 8.78 million) for seven months with a fixed annual interest rate of 6.01% and 6.06%, respectively. The purpose of the loans is to fund working capital needs. The loans were collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,570,000) as of December 31, 2018. These two loans were also guaranteed by two individual related parties, Zhengyu Wang, CEO of the Company and his wife, Yefang Zhang. In addition, loan principal of $1,513,000 (RMB 10 million) was further guaranteed by a related party, Lishui Jiuanju Trading Co., Ltd., the president of which was also the COO of the Company. These two loans were fully repaid upon maturity in March 2019.

On November 23, 2018, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow $2,874,700 (RMB 19 million) for a year with fixed annual interest rate of 6.96%. The purpose of the loan is to fund working capital needs. The loan was collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.4 million (RMB29,250,000) as of December 31, 2018. The loan was also guaranteed by three related parties, Zhengyu Wang, CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang.

On July 25, 2018, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow $3,026,000 (RMB 20 million) for four months due on November 24, 2018 with fixed annual interest rate of 6.525%. The purpose of the loan is to fund working capital needs. The loan was collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.4 million (RMB29,170,000). The loan was also guaranteed by three related parties, Zhengyu Wang, CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in November 2018.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term bank loans - continued

On August 1, 2018, Tantech Charcoal entered into a short term loan agreement with Bank of China (Lishui Branch) to borrow $1,966,900 (RMB 13 million) for seven months with a fixed annual interest rate of 6.1%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by a property owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in February 2019.

As of December 31, 2018, total bank loans payable amounted to $7,683,014.

On September 26, 2017, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $3,057,093 (RMB 19.89 million) for a year with a fixed annual interest rate of 5.83%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,570,000). The loan was also guaranteed by three related parties, Zhengyu Wang, CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the COO of the Company. The loan was fully repaid upon maturity in August 2018.

On September 26, 2017, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,151,800 (RMB 14 million) for a year with a fixed annual interest rate of 6.10%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by a property owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in August 2018.

On March 30, 2017, Bamboo entered into a short term loan agreement with Bank of China (Lishui Branch) to borrow $3,074,000 (RMB 20 million) for half year period with a fixed annual interest rate of 5.66%. The purpose of the loan was for working capital purpose. The loan was guaranteed by a related party, Lishui Jiuanju Trading Co., Ltd. and the Company’s CEO Mr. Zhengyu Wang and his wife Ms. Yefang Zhang. The loan was fully repaid upon maturity on September 29, 2017.

On March 30, 2017, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,213,280 (RMB 14.4 million) for half a year due on September 29, 2017 with fixed annual interest rate of 5.66%. The purpose of the borrowing was for working capital purpose. The loan was guaranteed by the Company’s CEO Mr. Zhengyu Wang and his wife Ms. Yefang Zhang. The loan was fully repaid upon maturity on September 29, 2017.

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

As of December 31, 2017, total bank loans payable amounted to $5,208,893.

For the years ended December 31, 2018, 2017 and 2016, the interest expense related to bank loans was $378,857, $479,358 and $388,007, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of one year. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2018, and 2017, deposits of $2,121,377 and $3,901,526 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31, 2018	December 31, 2017

Letter of credit issued by Shanghai Pudong Development Bank Lishui Branch	(a)	$-	$3,074,000
Bank acceptance notes payable issued by Bank of Zhang Jiagang Yule Branch	(b)	2,121,377	3,901,526

Total		$2,121,377	$6,975,526

(a)	Letter of credit of $3,074,000 (RMB20,000,000) was issued on August 15, 2017 and due on August 14, 2018. The letter of credit is guaranteed by a land use right and a building with a total carrying value approximately of $4.5 million and three related parties, Forasen Group, Zhengyu Wang, and Yefang Zhang.

(b)	Bank acceptance notes payable of $2,121,377 (RMB14,021,000) issued by Bank of Zhang Jiagang Yule Branch with due dates from February 7, 2019 to June 28, 2019. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

Bank acceptance notes payable of $3,901,526 (RMB 25,384,032) issued by Bank of Zhang Jiagang Yule Branch with due dates from April 20, 2018 to July 3, 2018. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. The bank acceptance notes were paid in full upon maturity.

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

Note 15 – Related Party Transactions

The balances due to related parties were as follows:

	December 31, 2018	December 31, 2017

Dr. Henglong Chen and its affiliates *	$1,227,773	$240,462
Mr. Yulong Chen, a shareholder of the Company	-	1,537,000
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and CEO of the Company	874,402	1,217,766
Total	$2,102,175	$2,995,228

* Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors) (Note 4). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of December 31, 2018 and 2017, Dr. Henglong Chen and its affiliates advanced $1,227,773 and $240,462 to the Company for its working capital purpose, respectively.

As of December 31, 2018 and 2017, the Company also borrowed $874,402 and $1,217,766 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and CEO of the Company, for working capital purpose. For the year ended December 31, 2017, the Company borrowed $1,537,000 from Mr. Yulong Chen, a shareholder of the Company for working capital purpose. The balance was fully repaid during the year ended December 31, 2018.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

As of December 31, 2018 and 2017, the Company had total accounts receivable balances of $0 and $3,434,845 due from the affiliates of the original shareholders of Shangchi Automobile (see Note 5).

The Company’s major shareholder Mr. Zhengyu Wang and his wife Ms. Yefang Zhang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans and bank acceptance notes payables (Note 11 and 12).

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

Operating lease

Shangchi Automobile leased certain factory facilities under operating leases through May 2019. The annual rent under operating lease agreement was approximately $150,000 (RMB 1 million). Shenzhen E-Motors leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $14,000 (RMB93,600).

The rental expense for the years ended December 31, 2018 and 2017 were $139,507 and $73,184, respectively.

Note 17 – Stockholders’ equity

On March 4, 2016, the Company issued a total of 1,693,000 shares of its common stock at $4.70 per share for $7,957,100 to various purchasers in a private placement transaction.

On December 28, 2016, the Company issued 1,018,935 shares of the Company’s common stock to acquire the 5% minority interest of Tantech Bamboo from five individual holders. Please refer to Note 18.

On July 12, 2017, in connection of the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors), the Company issued 2,500,000 shares of its common stock to the original shareholder of Shangchi Automobile. These shares are restricted for minimum twelve months after the completion of the acquisition. The fair value of these shares was $6,500,000 based on the share price of $2.6 on July 12, 2017.

On September 27, 2017, the Company and certain institutional investors entered into a securities purchase agreement in connection with the September 2017 Offering, pursuant to which the Company agreed to sell an aggregate of 1,891,307 common shares and warrants to initially purchase an aggregate of 1,078,045 common shares, consisting of 945,654 investor warrants and 132,391 placement agent warrants. The common share purchase price was $3.45 per common share. On September 29, 2017, the Company completed the September 2017 Offering. After deducting offering expenses, the Company received $5,968,208 in net proceeds from the sale of the common shares.

On September 19, 2018, the Company issued 150,000 shares of common stock to three individuals for consulting services to be provided for the period from September 19, 2018 to May 18, 2019, which were valued at $243,000 based on the quoted market price at issuance. The entire cost of $243,000 was amortized over the 8-month service period using straight line method.

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

Management determined that these warrants are equity instruments because the warrants are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2018, the total number of warrants outstanding was 1,078,045 with weighted average remaining life of 4 years. No warrants were exercisable as of December 31, 2018.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Noncontrolling Interests

A reconciliation of non-controlling interest as of December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017

Beginning Balance	$8,799,460	$-
Noncontrolling interest through acquisition of Shangchi Automobile (Note 4)	-	9,583,646
Proportionate shares of net income (loss)	(896,769)	(754,084)
Foreign currency translation adjustment	15,405	(30,102)

Total	$7,918,096	$8,799,460

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

As of December 31, 2018 and 2017, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) (see Note 4).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes

Taxes Payable

Taxes payable as of December 31, 2018 and 2017 consist of the following:

	December 31, 2018	December 31, 2017

Corporation income tax payable	$227,386	$416,579
Other tax payable	117,177	125,813

Total	$344,563	$542,392

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

Tantech Energy was registered in the PRC and is also subject to corporate income tax at a reduced rate of 15% starting from 2013 when it was approved by local government as a high-tech company. Lishui Tantech Energy, Jiamu, Jiyi, Wangbo, Bamboo Tourism, Tantech Charcoal, Tantech Babiku and Tanbo Tech are all subject to income tax at unified rate of 25%. Shangchi Automobile was approved by local government as a high –Tech company on December 7, 2017 and was subject to income tax rate of 15%.

The impact of the tax holidays noted above decreased foreign taxes by $158,424, $899,503 and $906,131 for the years ended December 31, 2018, 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.01, $0.03 and $0.03 for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2018, 2017 and 2016:

	Years ended December 31,
	2018	2017	2016
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(8)%	(10)%	(10)%
Permanent difference and others	(1)%	2%	1%
Changes of deferred tax assets valuation allowances	35%	17%	-%
Total	51%	34%	16%

(a)	Three of the Company’s subsidiaries, Tantech Bamboo, Shangchi Automobile and Tantech Energy are subject to tax rate of 15%.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes - continued

The provision for income tax consisted of the following:

	Years ended December 31,
	2018	2017	2016
Current	$1,031,158	$1,334,254	$1,465,744
Deferred	-	193,749	(98,474)
Total	$1,031,158	$1,528,003	$1,367,270

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Deferred tax assets:
Allowance for doubtful accounts and other reserves	$2,389,719	$1,682,706
Valuation allowance	(2,389,719)	(1,682,706)
Total	$-	$-

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$2,053,512	$2,086,086
Total	$2,053,512	$2,086,086

At December 31, 2018 and 2017, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2018, and 2017, the valuation allowance was $2,389,719 and $1,682,706, respectively. The net change in the valuation allowance was an increase of $707,013, $1,212,303 and $73,516 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the years ended December 31, 2018, 2017 and 2016, two major customers accounted for approximately 49%, 47% and 27% of the Company’s total sales, respectively. As of December 31, 2018, three customers accounted for approximately 45%, 13% and 11% of the Company’s accounts receivable balance. As of December 31, 2017, one customer accounted for approximately 43% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2018, three major suppliers accounted for more than 73% of the Company’s total purchases. For the year ended December 31, 2017, three major suppliers accounted for more than 61% of the Company’s total purchases. For the year ended December 31, 2016, four major suppliers accounted for approximately 88% of the Company’s total purchases, respective.

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

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2018, 2017 and 2016, respectively.

	Consumer product			Trading			EV		Total
	2018	2017	2016	2018	2017	2016	2018	2017	2018	2017	2016
Revenue from external customers	$22,388,827	$31,889,149	$39,348,649	$3,776,842	$1,829,475	$553,693	$3,395,730	8,578,988	29,561,399	$42,297,612	$39,902,342
Revenue from inter segment	(7,790,931)	(2,736,204)	576,302	-	(24,550)	12,345	-	-	(7,790,931)	(2,760,754)	588,647
Cost of revenue	14,347,896	23,693,289	26,853,812	3,290,089	1,412,062	25,504	3,894,334	6,636,402	21,532,319	31,741,753	26,879,316
Gross profit	8,040,931	8,195,860	12,494,837	486,753	417,413	528,189	(498,604)	1,942,586	8,029,080	10,555,859	13,023,026
Interest Expenses	292,996	290,383	341,464	126,030	124,587	129,192	207,317	136,162	626,343	551,044	470,656
Depreciation & amortization	420,301	454,178	453,671	-	25,345	51,141	526,725	299,075	947,026	778,598	504,812
Capital expenditure	13,512,820	74,202	10,819	209,721	-	-	792,981	8,061	14,515,522	82,263	10,819
Segment assets	116,847,478	83,024,439	92,878,334	5,756,612	5,988,364	1,424,333	11,589,924	49,474,923	134,194,014	138,487,726	94,302,667
Segment profit	$4,135,969	$5,258,037	$7,109,315	$(134,511)	$203,157	$(149,755)	$(3,004,827)	(2,513,613)	996,631	$2,947,581	$6,959,560

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Segment information - continued

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2018	2017	2016
Revenue from China	$29,561,399	$42,297,612	$39,346,217
Revenue directly from foreign countries	-	-	556,125
Total Revenue	$29,561,399	$42,297,612	$39,902,342

Note 22 – Long term investment

On January. 10, 2018, the Company invested approximately $18.2 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the southwestern province of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016.

As the Company did not have significant influence over the equity investee, the investment was accounted for using the cost method. For the year ended December 31, 2018, the Company did not recognize any impairment losses for the long term investment.

Note 23 – Subsequent events

On February 26, 2019, Tantech Charcoal entered into a short term loan agreement with Bank of China (Lishui Branch) to borrow approximately $1.5 million (RMB 10 million) for one year with annual interest rate of 4.35%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang.

On March 18, 2019, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.8 million (RMB 18.78 million) with annual interest rate of 6.05%. Principal of approximately $150,000 (RMB 1 million) will be due on January 14, 2020 and the remaining principal of approximately $2.7 million (RMB17,780,000) will be due on March 17, 2020. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the COO of the Company.

