Form 20-F
period 2019-12-31
TANTECH HOLDINGS LTD
filed 2020-06-30
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Weilin Zhang

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

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2019	2018	2017	2016
Revenues	$49,230	$29,561	$42,298	$39,902
Gross profit	5,977	8,029	10,556	13,023
Operating expenses	14,886	5,679	5,984	4,372
Income from operations	(8,909)	2,350	4,572	8,651
Income from continuing operations before income taxes	(9,295)	2,028	4,476	8,333
Provision for Income taxes	364	1,031	1,528	1,367
Net income from continuing operations	(9,659)	997	2,948	6,966
Net income (loss) from discontinued operations	(299)	83	65	(2,358)
Net income	(9,958)	1,080	3,013	4,608
Net income (loss) attributable to the non-controlling interest	(3,602)	(897)	(754)	308
Net income attributable to common stockholders	$(6,356)	$1,977	$3,767	$4,299
Earnings from continuing operations per share	(0.21)	0.07	0.15	0.19
Earnings (loss) from discontinued operations per share	(0.01)	0.00	0.00	(0.10)

Balance sheet data:

	As of December 31,
	2019	2018	2017	2016	2015
Working capital	$49,028	48,159	$62,456	$49,560	$49,697
Current assets	68,162	70,314	89,245	63,659	62,683
Total assets	115,451	134,194	138,487	94,303	87,075
Current liabilities	19,134	22,155	26,789	14,097	13,986
Total liabilities	20,919	24,208	28,875	14,097	13,986
Total equity	$94,532	109,986	$109,612	$80,206	$73,089

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

	December 31, 2019		December 31, 2018		December 31, 2017
US$:RMB exchange rate	Period End	$0.1436	Period End	$0.1513	Period End	$0.1537
	Average	$0.1448	Average	$0.1454	Average	$0.1478

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	6.9720	6.2660
2019	6.9618	6.9081	7.1786	6.6822
2020
January	6.9335	6.9228	6.9718	6.8587
February	6.9909	6.9946	7.0383	6.9934
March	7.0896	7.0245	7.0974	6.9320
April	7.0648	7.0703	7.0942	7.0351
May	7.1363	7.1023	7.1591	7.0612
June (until June 22, 2020)	7.0699	7.0643	7.1297	7.0643

As of June 22, 2020, the exchange rate is RMB 7.0699 to $1.00.

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

Risks Related to Our Business and Industry

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to resume the general shipping agency services, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our services and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2020 fiscal year.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from the COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. In compliance with the government mandates, the Company temporarily closed and its production operations were halted after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. The COVID-19 outbreak has had a significant adverse impact on our business and operations during the first quarter of 2020. While the spread of the disease has gradually been under control in China, COVID-19 could adversely affect our business and financial results for the remaining months of the year 2020.

Chinese economic downturn or growth slowdown may harm our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurants, the hospitality industry, auto industry, and discretionary consumer spending. Our business operations in China mainly rely on consumer cash availability and spending, consumer demand for our products and consumer confidence, which are impacted by an economic downturn. The recent rapid spread of COVID-19, or fear of such an event, can have a material adverse effect on the demand for our products and therefore have a material adverse effect on our business and results of operations. Office closings, travel restrictions and required quarantines implemented in China has caused significant slowdown of China’s economic growth and could further adversely affect China’s economy resulting in an economic downturn. If China’s economy continues to slow down or go into recession, our financial and operation results could be materially and adversely affected as a result of slower consumer spending on our products or below par performance of the consumer discretionary goods industries.

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

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Since 2010, China’s GDP growth rate has slowed from more than 10% to less than 7%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

Our primary business activities focus on bamboo-related products. Because our focus is limited in this way, any risk affecting the bamboo industry or consumers’ desire for bamboo- and bamboo charcoal-related products could disproportionately affect our business. Though we are broadening our business focus to electric vehicles and an investment in mining, our lack of product and business diversification at this time could inhibit the opportunities for growth of our business, revenues and profits.

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

Our future growth of our electric vehicle (EV) segment is dependent upon consumers’ willingness to adopt EVs.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles (EVs) in particular. The market for alternative fuel vehicles (including EVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, evolving government regulation and industry standards both domestically and abroad, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for EVs in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Our high concentration of EVs sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

For the years ended December 31, 2019, 2018 and 2017, major customers (above 10% of the total revenue), in the aggregate, accounted for 0% (No EV sales in 2019), 100% and 88%, respectively, of EV sales for Shangchi Automobile Co., Ltd. (“Shangchi Automobile”), formerly known as Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”). Mainly due to the concentration of sales to relatively few customers, loss of one or more of these customers will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

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

Changes to the Chinese government’s subsidy/rebate support policies and further delays in subsidy/rebate payments may have further negative impacts on our EV segment.

The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. The policy changes have caused certain uncertainties and negative impacts on our EV operations and may cause further negative impacts on our EV segment. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. The reduction of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. Accordingly, we plan to inspect the batteries of our EVs. In addition, We decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

We do not own 100% of our electric vehicle subsidiary, and we are a minority investor in Libo Haokun and Fuquan Chengwang, our recent mining investments.

We only own 70% of Shangchi Automobile. Zhangjiagang Jinke Chuangtou Co., Ltd. (“Jinke”) holds the remaining 30% equity interest in Shangchi Automobile and has significant influence on its operation. The potential for differences between us and Jinke may result in ineffective operation of Shangchi Automobile and our operating results would be materially negatively affected.

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company, and Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a basalt mining company. As such, we have an inability to control or significantly influence Libo Haokun’s and Fuquan Chengwang’s management and operations. If we believe that Libo Haokun and Fuquan Chengwang are being managed or operated ineffectively, we have limited options.

Outstanding bank loans may reduce our available funds.

We have approximately $7.1 million in outstanding bank loans and bank acceptance notes payable as of December 31, 2019. The loans and payables are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $12.4 million in cash and approximately $68.2 million of current assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

On January 27, 2016, we entered into a framework agreement to acquire Suzhou E-Motors which is now known as Shangchi Automobile, a specialty electric vehicles manufacturer. Pursuant to the Call Option Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile with total cash consideration of RMB 103,200,000 (approximately $15.9 million) and a share consideration of 2,500,000 restricted shares of the Company's common stock.

Our 70% equity interest in Shangchi Automobile comprises a 19% equity interest owned directly through Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”) and a 51% equity interest owned through a series of contractual agreements with the owners of Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively, the “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide to Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

The Company had originally negotiated to acquire 100% of Shangchi Automobile; however, following initial discussions, Shangchi Automobile’s minority shareholder, Jinke, a local government-led venture capital fund, opted to retain its 30% interest.

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

We face risks and uncertainties associated with our recent investment in mining and processing operations.

In January 2018, we made a purchase of an indirect 18% interest in Libo Haokun, a marble mining operating company. In November 2019, we made a purchase of an indirect 18% interest in Fuquan Chengwang, a basalt mining company. Libo Haokun’s and Fuquan Chengwang’s mining and processing operations are subject to a number of operating risks and hazards, some of which are beyond our control. These operating risks and hazards include: (i) unexpected maintenance or technical problems; (ii) periodic interruptions of its mining operations due to inclement or hazardous weather conditions and natural disasters; (iii) industrial accidents; (iv) power or fuel supply interruptions; (v) critical equipment failures; and (vi) unusual or unexpected variations in the quarry and geological or mining conditions, such as instability of the slopes and subsidence of the working areas. These risks and hazards may result in personal injury, damage to, or destruction of, properties or production facilities, environmental damages, business interruptions and damage to Libo Haokun’s and Fuquan Chengwang’s business reputation. In addition, the breakdown of machinery and equipment, difficulties or delays in obtaining replacement machinery and equipment, natural disasters, industrial accidents or other events could temporarily disrupt its operations. Any disruption for a sustained period to the operations of Libo Haokun’s and Fuquan Chengwang’s quarry or supporting infrastructure, or any change to the natural environment surrounding its quarry may have a material adverse effect on our investment in Libo Haokun and Fuquan Chengwang.

In addition, Fuquan Chengwang is renewing a government-issued mining permit which expired on May 20, 2019. Previously our investment agreement states that if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, we are entitled to be repaid the consideration within 30 days, there is uncertainty that the obligator will enforce the agreement. Due to COVID-19 pandemic in early 2020, the permit renewal process has been delayed. Accordingly, we are in the process of negotiating an investment agreement amendment to extend the renewal due date from June 30, 2020 to December 31, 2020. While we expect the permit can be renewed by October 2020, it is possible that Fuquan Chengwang is not able finish the renewal process timely.

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

The occurrence of one or more of these events in connection with Libo Haokun’s and Fuquan Chengwang’s exploration activities and development and production of mining operations may result in the death of, or personal injury to, its employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect Libo Haokun’s, Fuquan Chengwang’s and our reputation, business, prospects, results of operations and financial position.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and corporations in natural resources industries, such as Libo Haokun and Fuquan Chengwang, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, Libo Haokun’s and Fuquan Chengwang’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities in China will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Libo Haokun’s and Fuquan Chengwang’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with its activities or those of other mining companies affecting the environment, human health and safety of communities in which we operate. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Libo Haokun’s, Fuquan Chengwang’s and our operations, including Libo Haokun’s and Fuquan Chengwang’s ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects Libo Haokun’s and Fuquan Chengwang’s operations, including our ability to explore or develop properties, commence production or continue operations.

Libo Haokun’s and Fuquan Chengwang’s exploration, development, mining and processing operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. Libo Haokun and Fuquan Chengwang have made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact Libo Haokun’s and Fuquan Chengwang’s closure processes and operations.

Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on Libo Haokun’s, Fuquan Chengwang’s and our results of operations and financial position. Increased global attention or regulation on consumption of water by industrial activities, as well as water quality discharge, and on restricting or prohibiting the use of hazardous substances in processing activities could similarly have an adverse impact on Libo Haokun’s and Fuquan Chengwang’s results of operations and financial position due to increased compliance and input costs.

Libo Haokun’s and Fuquan Chengwang’s business requires substantial capital investment and it may be unable to raise additional funding on favorable terms.

The construction and operation of potential future mining projects and various exploration projects will require significant funding. Libo Haokun’s and Fuquan Chengwang’s operating cash flow and other sources of funding may become insufficient to meet all of these requirements, depending on the timing and costs of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these investments, fund its ongoing business activities and pay dividends. Libo Haokun’s and Fuquan Chengwang’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future marble prices, its operational performance and its current cash flow and debt position, among other factors. In the event of lower marble prices, unanticipated operating or financial challenges, or a further dislocation in the financial markets as experienced in recent years, Libo Haokun’s and Fuquan Chengwang’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing operations, retire or service all of our outstanding debt and pay dividends could be significantly constrained, all of which could have an adverse effect on our minority investment.

Competition from other natural resource companies may harm Libo Haokun’s and Fuquan Chengwang’s business.

Libo Haokun and Fuquan Chengwang compete with other natural resource companies to attract and retain key executives, skilled labor, contractors and other employees. They also compete with other natural resource companies for specialized equipment, components and supplies necessary for exploration and development. They may be unable to continue to attract and retain skilled and experienced employees, or to obtain the services of skilled personnel and contractors or specialized equipment or supplies.

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

Our key customers are principally third-party distributors and retail stores in the PRC. For the years ended December 31, 2019, six major customers accounted for approximately 19%, 19%, 18%, 17%, 13% and 12% of the Company’s total sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 90%, 92% and 76% of our total sales in 2019, 2018 and 2017, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the years ended December 31, 2019, 2018 and 2017, three major suppliers accounted for approximately 76%, 72% and 61% of the Company’s total purchases, respectively.

The loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely on our CEO, Mr. Wangfeng Yan to manage our operations to some extent. Mr. Yan has been involved in the bamboo charcoal industry by working at our subsidiaries for almost ten years. Due to his experience in the industry in general and our company in particular for such a long period of time, he would be difficult to replace.

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

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2019 version, effective July 20, 2019 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the general automobile industry falls in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for some categories such as electric vehicle which is not prohibited).

According to the Negative List, our charcoal products and electric vehicle products are not prohibited. Therefore, our proportion of the foreign investment for these products may be up to 100%. However, we may also produce the traditional automobiles which fall in the prohibited industry and are subject to the abovementioned 50% limit. In addition, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

Another example is the changes to the Chinese government’s subsidy/rebate support policies to EV manufactures. Those changes have happened on a yearly basis and are at least partially causing delays in in our collection of the accounts receivable.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2019, 2018 and 2017, we had adjustments of $(5,494,731), $(949,689) and $4,341,324, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

While Ms. Yefang Zhang, a citizen of the Saint Lucia, is not required to register with the SAFE, it is not clear, especially with the annulment of Circular 19 and the absence of replacement guidance, whether Mr. Zhengyu Wang, a PRC resident who presently owns no shares of our company needs to register with the SAFE. In the event Mr. Zhengyu Wang receives any shares in the future and is a PRC resident at such time, he would be required to register with the SAFE. We cannot provide any assurances that such registration will be completed in a timely manner, or at all. As advised by our PRC legal counsel, if any future failure by any of our shareholders who are PRC residents, to comply with relevant requirements under this regulation could subject such shareholders and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

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

We have guaranteed the bank loan and share repurchase obligation of related parties and share purchase obligation of an unrelated party; if any such party fails to pay the bank loan or the share purchase obligation, our property may be subject to foreclosure or enforcement.

In March 2019, we provided a guaranty on a line of credit on behalf of a related party, Zhejiang Forasen Food Co., Ltd. (“Forasen Food”). Forasen Food’s outstanding line of credit of RMB 10 million (approximately $1.4 million) will expire on March 4, 2022.

In connection with this guaranty, we pledged our building and land’s rights as collateral for Forasen Food's loans.

At the time we offered these guarantees, we believed Forasen Food would be able to repay (and would in fact repay) such loans and bank acceptance notes. Forasen Food, like our Company, is controlled by Ms. Yefang Zhang. For this reason, we are aware that Forasen Food has historically had a strong credit history with the banks with which it does business.

We also guaranteed the share repurchase obligation of a related party in 2018 and that guaranty has been replaced by a guaranty for the share purchase obligation of an unrelated party in 2019. In May 2018, our wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of RMB 29.50 million against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another unrelated third party agreed to purchase the shares from the plaintiff by paying RMB 90 million, and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the RMB 90 million and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. The other unrelated third party has paid RMB 32.06 million and RMB 57.94 million remains unpaid.

Accordingly, in June 2020, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), another related party, issued to Tantech Bamboo an anti-guaranty guaranty to guarantee Tantech Bamboo’s potential payment obligation, and a bank statement of RMB 70 million. Therefore, our PRC counsel believes Tantech Bamboo’s legal risk has been relieved to some extent. The company believes that it is more likely than not that LJC will perform its guaranty obligation and Tantech Bamboo will not need to make the payment.

Entities controlled by our employees, officers and/or directors control a significant percentage of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 40.8% of our outstanding shares as of June 30, 2020. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Share Ownership.”

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

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairman, Zhengyu Wang, and his wife and our director, Yefang Zhang, collectively own all of Forasen Group. The Forasen Group’s primary business areas are investment, rubber trading, foodstuff production, and financial management. We also have historically engaged in rubber trading. Although we have significantly reduced our trading in rubber at Tantech to immaterial levels, both businesses were for a time trading similar products. Mr. Wang and Ms. Zhang work with the Forasen Group’s rubber trading department and other advisors to locate opportunities that meet the Forasen Group’s investment criteria. As Tantech has significantly reduced its rubber trading activities, they anticipate that any rubber trading opportunities would be presented to and considered by the Forasen Group rather than by Tantech.

Yefang Zhang is also the Chairman and Chief Executive Officer of Farmmi, Inc. (“Farmmi”), another Nasdaq listed company, and Zhengyu Wang is a director of Farmmi. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 15% of his time to matters for Tantech, and approximately 70% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and efforts to Farmmi and Forasen Group, these sort of business activities could both distract them from focusing on Tantech and pose an issue of time commitment.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the NASDAQ on March 24, 2015, the trading price of our common shares has ranged from $0.81 to $33.97 per common share, and the last reported trading price on June 23, 2020 was $1.14 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”), was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Zhejiang Tantech Energy Technology Co., Ltd. (“Tantech Energy”), was established to research and develop bamboo charcoals application as a carbon component for EDLCs. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Company’s then Chief Technology Officer. Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010. In May and December 2016, Tantech Holdings (Lishui) Co., Ltd., formerly Zhejiang Tantech Bamboo Technology Co., Ltd., a USCNHK’s wholly owned subsidiary, acquired 100% of Tantech Bamboo’s shares from USCNHK and five individuals.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.

•	April 2003: Lishui Forasen Green Industry Group (the former name of Forasen Group Ltd (“Forasen Group”)) was established.

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Forasen Group is renamed “Forasen Group”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd.”

•	March 2015: THL completed an initial public offering of its common shares and listing on the NASDAQ Capital Market.

•	April 2015: THL established a subsidiary Euroasia.

•	July 2015: Euroasia established a subsidiary Jiamu.

•	December 2015: Hangzhou Tanbo Technology Co., Ltd. was established.

•	February 2016: Jiamu established a subsidiary Jiyi.

•	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”

•	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.

•	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.

•	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.

•	On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo.

•	October 2017: Euroasia established a subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd.

•	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

•	On January 10, 2018, the Company signed a share purchase agreement with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun, so we indirectly hold a 18% stake in Libo Haokun.

•	On October 24, 2018, the Company closed Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd.

•	On November 5, 2018, the Company closed Zhejiang Tantech Tourism Development Co., Ltd.

•	On November 12, 2018, the Company closed Zhejiang Babiku Charcoal Co., Ltd.

•	On November 13, 2018, the Company established Shenzhen E-Motors New Energy Sales Co., Ltd., a sales subsidiary through Shangchi Automobile (formerly known as Suzhou E-Motors).

•	On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party.

●	On November 29, 2019, the Company signed an investment agreement with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million.

●	On December 31, 2019, the Company’s wholly owned subsidiary Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai, the Company’s another wholly owned subsidiary Lishui Xincai.

●	January 2020, Lishui Jikang Energy Technology Co., Ltd. was established.

B.	Business Overview

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

We provide our charcoal products in the following areas:

We oversee a national sales network that has a presence in 17 cities throughout China. We sell approximately 95% of our products in China, and the remaining 5% of products are sold internationally. We sell products in Japan, South Korea, Taiwan, the Middle East and Europe.

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

For the years ended December 31, 2019, 2018 and 2017, three major suppliers accounted for approximately 76%, three major suppliers accounted for approximately 72% and three major suppliers accounted for approximately 61% of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5-7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth;

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting;

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO2 /year, while one hectare of young forest can sequester 15 tons of CO2 /year.

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

EDLC Carbon (Divested Business)

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

Disposal of Tantech Energy

On June 26, 2019, our wholly-owned subsidiary Tantech Bamboo entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$ 941,000). The Company completed the disposition process in July 2019.

Electric Vehicles

Pursuant to the Call Option Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou Yimao E-Motors Co., Ltd. The 70% equity interest include a 19% equity interest owned directly by Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo. Jiyi is 100% owned by Jiamu, which is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”).

Suzhou E-Motors was established in April 2011. It changed its name to Shangchi Automobile in January 2019. It develops, manufactures, and sells specialty electric vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is 15,000 square meters. Shangchi Automobile has been approved by Ministry of Industry and Information Technology of the People's Republic China (MIIT) as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of May 31, 2020, Shangchi Automobile has not updated the previous ten EV models and remained one fuel vehicle model approved by MIIT.

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed more than ten models of electric buses, electric logistics cars, and specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2017, we sold 100 various types of vehicles, where 10 types of vehicles directly sold to Northern China, and over 90 types of vehicles were used in Northern China. In 2018, we sold 110 logistic vehicles to Southern China. In 2019, we sold 117 electronic logistic cars in fiscal 2019 on behalf of other vehicle manufacturers for commission income. Below are examples of the specialty vehicles produced by Shangchi Automobile.

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

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances. However in December 2017, we have transferred all EDLC research projects to Zhejiang Apeikesi Energy Co., Ltd, a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

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

During the years ended December 31, 2019, 2018 and 2017, we spent $327,260, 386,628 and $627,577, respectively, on R&D. Because we discontinued our EDLC carbon business, our R&D expense has decreased accordingly.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products and seventeen patents on electric vehicles as of April 30, 2020.

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Jan. 24,2006	Jan. 23, 2026	ZL 200610049234.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Nov. 13, 2003	Nov. 12, 2023	200310116248.6
A Filling and fixing device for Bottles of Plant nutrient solution	Tantech Bamboo	Utility Model	Dec. 30, 2015	Dec. 29,2025	201521127995.4
Laundry detergent bottles	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330292120.X
Refrigerator deodorant box	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330291808.6

Patents on Electric Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Road Sweeper	Shangchi Automobile	Patent for Invention	Aug 28, 2012	Aug 27, 2022	ZL201210311790.6
Car Break Pad	Shangchi Automobile	Utility Mode	April 1, 2017	Mar 31, 2027	ZL201720342785.X
A radiator brake disc for easy installation	Shangchi Automobile	Utility Mode	Oct 23,2017	Oct 22,2027	ZL201721371604.2
A Pure Electric Express Logistics Delivery Vehicle	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	201820864875.X
An Electric EVA Type Instrument Panel Structure	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	201820812054.1
A safe body structure of EVA electric vehicle	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	ZL201820811968.6

An environmentally friendly electric road sweeper	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	ZL201820811949.3

EVA electric vehicle body structure with reduced wind resistance	Shangchi Automobile	Utility Mode	May 29,2018	May 28,2028	ZL201820811893.1

Welding device for electric bus	Shangchi Automobile	Utility Mode	Mar 11,2019	Mar 10,2029	ZL201920304901.8

Brake test bench of electric bus	Shangchi Automobile	Utility Mode	Mar 12,2019	Mar 11,2029	ZL201920305048.1

A painting device for electric bus	Shangchi Automobile	Utility Mode	Mar 11,2019	Mar 10,2029	ZL201920299713.0

Electric bus brake	Shangchi Automobile	Utility Mode	Mar 12,2019	Mar 11,2029	ZL201920305227.5

Electric bus tire disassembly and installation equipment	Shangchi Automobile	Utility Mode	Mar 12,2019	Mar 11,2029	ZL201920311747.7

Assembly equipment for glass parts of electric bus	Shangchi Automobile	Utility Mode	Mar 11,2019	Mar 10,2029	ZL201920299890.9

Speedometer inspection table of electric bus	Shangchi Automobile	Utility Mode	Mar 11,2019	Mar 10,2029	ZL201920299127.6

An auxiliary anti-slip device for electric bus	Shangchi Automobile	Utility Mode	Mar 12,2019	Mar 11,2029	ZL201920305222.2

An impact window breaker for electric bus	Shangchi Automobile	Utility Mode	Mar 12,2019	Mar 11,2029	ZL201920305206.3

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

Investment Direction Regulations

On March 27, 2011, the National Development and Reform Commission (“NDRC”) issued the Guidance Catalogue for Industrial Structure Adjustments (2011 edition), which was amended on February 16, 2013. This Catalogue is an important basis for the government to guide investment direction, promote technology innovation and industrial upgrading. Pursuant to relevant laws and regulations, in line with the promotion of energy conservation and green industry initiatives, the approval authorities will strictly control energy-intensive, polluting and natural resources industries, such as projects in low-end, capacity-redundant and over-expansion projects. Environmental protection departments and other departments with jurisdiction will also review such projects for compliance with applicable criteria.

The Catalogue divided industries into three categories: “encouraged,” “restricted,” and “eliminated” for investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted.”

The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2019 version, effective July 20, 2019 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established.

According to the Negative List, our charcoal products do not fall under the prohibited industries.

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for charcoal byproduct uses for cleaning, purification and deodorization.

According to the Negative List, foreign investors may invest fully in our electric vehicle products. Nevertheless, as we may also produce other automobile products, we still keep our VIE structure designed under the Catalogue which did not allow more than 50% of foreign investment in the general automobile industry.

Chinese Central Government Subsidy Support Policies for EV Manufacturers

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. The reduction of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%.

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

Below is a chart representing our current corporate structure as of December 31, 2019:

Below is a chart representing our current corporate structure as of June 25, 2020:

In the above charts, we provide the English names of our corporate entities. As to THL and USCNHK, the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Offshore Incorporations Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Tantech Holdings Ltd. (“THL”)

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

Upon completion of these transactions, THL was authorized to issue 50,000,000 common shares, $0.001 per share, of which 20,000,000 are issued and outstanding. At formation, THL had one director, Dehong Zhang, a citizen of China. On June 21, 2013, Yefang Zhang, a citizen of the St. Lucia, was also appointed as a director of THL. In June 2014, THL appointed three independent directors, all citizens of the PRC: Hongdao Qian, Shudong Wang and Wencai Pan.

On March 24, 2015, THL completed an initial public offering of 1,600,000 common shares.

On March 1, 2016, THL completed a private placement of 1,693,000 common shares.

On September 29, 2017, THL completed a private placement of 891,307 common shares.

On September 28, 2018, THL completed an issuance of 150,000 common shares.

On March 23, 2020, THL completed an issuance of 35,592 common shares.

USCNHK Group Limited (“USCNHK”)

USCNHK was formed on October 17, 2008 under the Companies Ordinance (Chapter 32) of Hong Kong under the name “Raymond & O/B Raysucess Co., Limited.” On December 2, 2010, Raymond & O/B Raysucess Co., Limited changed its name to “USCNHK Group Limited.” USCNHK’s authorized share capital is HKD 10,000, and the company has issued 10,000 shares, par value HKD 1.00 per share, to its sole shareholder, THL. USCNHK has one director, Dehong Zhang, a citizen of the China. On June 21, 2013, Yefang Zhang, a citizen of the St. Lucia, was also appointed as a director of USCNHK.

Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”)

Lishui Tantech was formed on April 7, 2016 as Lishui Tantech energy technology Co., Ltd. On May 17, 2017, it changed its name to Lishui Tantech Energy Technology Co., Ltd., and on July 7, 2017 changed its name again to Tantech Holdings (Lishui) Co., Ltd. Lishui Tantech’s authorized share capital is RMB 200 million, of which USCNHK owns 100% interest. Lishui Tantech is organized as a limited liability company under PRC law. Lishui Tantech has one director, Zhengyu Wang, who is a PRC citizen.

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)

Lishui Xincai was formed on December 14, 2017 by an unrelated third party. Its authorized share capital is RMB 5 million. On December 25, 2017, the third party transferred its shares in Lishui Xincai to Lishui Tantech. Since then, Lishui Xincai has been Lishui Tantech’s wholly owned subsidiary. Lishui Xincai is organized as a limited liability company under PRC law. Lishui Xincai has one director, Wangfeng Yan, who is a PRC citizen.

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 3.5 million, of which Lishui Xincai owns 100%. Lishui Xincai purchased the equity interest from Tantech Bamboo on December 31, 2019. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has two directors, Fengwang Yan and Xuefen Zhang, who are PRC citizens.

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)

Jikang Energy was formed on January 2, 2020. Jikang Energy’s authorized share capital is RMB 5 million, of which Lishui Xincai owns 100%. Jikang Energy is organized as a limited liability company under PRC law. Jikang Energy has one director, Wangfeng Yan, who is a PRC citizen. Jikang Energy is a holding company and does not conduct any substantial business.

Hangzhou Tanbo Technology Co., Ltd. (“Tanbo Tech”)

Tanbo Tech was formed on December 8, 2015. Tanbo Tech’s authorized share capital is RMB 10 million, of which Tantech Bamboo owns 100%. Tanbo Tech is organized as a limited liability company under PRC law. Tanbo Tech has one director, Zhengyu Wang, who is a PRC citizen.

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese:丽水中林高科有限公司). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” Tantech Bamboo’s authorized share capital is RMB 80 million, of which Lishui Tantech owns 100% interest. Tantech Bamboo has one director, Zhengyu Wang, who is a PRC citizen.

EAG International Vantage Capitals Limited  (“Euroasia”)

Euroasia was formed on April 27, 2015. Its share capital was HKD $10,000. It was organized as a limited company in Hong Kong, of which THL owns 100%. Euroasia has one director, Yefang Zhang, who is a citizen of Saint Lucia. In our previous reports, we called it Euroasia International Capital Co., Ltd., which is the English translation of its Chinese name 欧亚通国际资本有限公司.

Euroasia New Energy Automotive (Jiangsu) Co., Ltd. (“Euroasia New Energy”)

Euroasia New Energy was formed on October 24, 2017. Its authorized share capital is USD 30.1 million, of which Euroasia owns 100%. It is organized as a limited liability company under PRC law. Euroasia New Energy has one director, Mingqin Dong, who is a PRC citizen.

Shanghai Jiamu Investment Management Co. Ltd. (“Jiamu”)

Jiamu was formed on July 14, 2015. Its authorized share capital is RMB 500,000, of which Euroasia owns 100%. It is organized as one-person limited company (Taiwan,Hong Kong & Macao invested) under PRC law. Jiamu has one director, Zhengyu Wang, who is a PRC citizen.

Hangzhou Wangbo Investment Management Co. Ltd. (“Wangbo”)-VIE

Wangbo was formed on February 2, 2016. Its authorized share capital is RMB 500,000. Henglong Chen and Zhengyu Wang, as the original shareholders, held 5% and 95% shares respectively. On June 6, 2017, Henglong Chen transferred his 5% shares to Wangfeng Yan. On December 4, 2019, Zhengyu Wang transferred his 95% shares to his daughter Xinyang Wang. The legal representative is Wangfeng Yan.

Hangzhou Jiyi Investment Management Co. Ltd. (“Jiyi”)

Jiyi was formed on February 2, 2016. Its authorized share capital is RMB 500,000, of which Jiamu holds 100%. It is organized as a limited liability company under PRC law. It has one director, Zhengyu Wang, who is a PRC citizen.

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”), formerly known as Suzhou E-Motors

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., which changed its name to Shangchi Automobile in January 2019 from its original shareholder. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of EAG International Vantage Capitals Limited, a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Jiamu, which further owns 100% equity interest of Jiyi. Jiyi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Wangbo, which owns 51% of the equity interests of Shangchi Automobile. The latest agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Euroasia, Jiamu, Jiyi and Wangbo are all investment holding companies with no significant business activities. (collective “E-Motor Holdings”).

Contractual Arrangements

We have chosen to use contractual relationships in our corporate structure because direct investment by foreign-owned companies in the automobile industry is restricted to own no more than 50% of equity.

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Foreign Investment Industrial Guidance Catalogue, effective as of April 10, 2015 (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. Tantech is engaged in business in industries where direct foreign investment over 50% was expressly prohibited: automobile industry.

Due to the previous regulations on foreign ownership of PRC businesses, Jiamu and Wangbo entered into a series of contractual arrangements, also known as VIE Agreements. The variable interest entity, or VIE, agreements are designed to provide Jiamu with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of its controlled company, including absolute control rights and the rights to the assets, property and revenue of Wangbo. Our PRC counsel has advised that the VIE agreements constitute valid and binding obligations of the parties to such agreements and are enforceable and valid in accordance with the laws of the PRC.

However, the Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2019 version, effective July 20, 2019 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. According to the Negative List, our new energy automobile products under Shangchi Automobile are not prohibited. Nevertheless, we have decided to keep the VIE structure as Shangchi Automobile may also produce traditional automobile products.

The VIE Agreements, entered into as of July 13, 2017 and renewed effective December 10, 2019 because of the Wangbo shareholder change, are described below and consist of an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney. As an overview, these agreements taken together are designed to allow Jiamu to manage the operations of Wangbo and to receive all of the net income of Wangbo in return.

The following is a summary of the common contractual arrangements that provide us with effective control of our VIE and that enable us to receive substantially all of the economic benefits from its operations.

Exclusive Management Consulting and Technology Agreement

This Exclusive Management Consulting and Technology Agreement (the “Service Agreement”) was made and entered into by Jiamu and Wangbo. Pursuant to terms and condition of the Service Agreement, Wangbo appointed Jiamu as its exclusive service provider providing comprehensive management consulting, technical supporting, intellectual property license and other relevant services, including all services within the primary business of Wangbo and decided necessary from time to time by Jiamu, including, (1) management consulting, (2) technical support and (3) intellectual property. Wangbo agreed to accept consulting and services provided by Jiamu and not to acquire, directly or indirectly, the same or similar consulting and/or services as set in the Service Agreement from any third party, except with Jiamu’s prior written consent. Both parties agree that Jiamu can designate other parties to provide Wangbo with services and/or support stated in the Service Agreement.

Exclusive Call Option Agreement

Two Exclusive Call Option Agreements (the “Call Option Agreements”) were entered. One was entered into by and among (a) Jiamu, (b) Wangbo and (c) Xinyang Wang, 95% shareholder of Wangbo. The other one was entered into by and among (a) Jiamu, (b) Wangbo and (c) Wangfeng Yan, 5% shareholder of Wangbo. Xinyang Wang and Wangfeng Yan are Wangbo Shareholders.

Pursuant to the Call Option Agreement and as permitted by the applicable laws of the People’s Republic of China, the parties have agreed that, at the exercise of such purchase option by Jiamu, (i) the Wangbo Shareholders will transfer all of their shares of Wangbo to Jiamu, or (ii)Wangbo will transfer its assets to Jiamu. To conduct the abovementioned share transfer and assets transfer, Wangbo and the Wangbo Shareholders irrevocably grant Jiamu an exclusive and unconditional asset purchase right and share purchase right, respectively.

Equity Pledge Agreement

Two Equity Pledge Agreements (the “Pledge Agreements”) were made and entered into by and among Jiamu as pledgee, Wangbo, and each of the Wangbo shareholders. The Wangbo Shareholders pledged all current and future shares of Wangbo held by such Wangbo Shareholders to Jiamu, in order to guarantee that Wangbo and/or the Wangbo Shareholders will fulfill their respective responsibilities and obligations, and will ensure that Jiamu is able to obtain all rights and interests under the (a) Exclusive Management Consulting and Technology Agreement and any supplemental agreements (if any) between Jiamu and Wangbo; (b) Exclusive Call Option Agreements and any supplemental agreements (if any) among Jiamu, Wangbo and the Wangbo Shareholders; and (c) Proxy Agreements and any supplemental agreements (if any) among Jiamu, Wangbo and the Wangbo Shareholders.

Proxy Agreement

Two Proxy Agreements (the “Proxy Agreements”) were made and entered by and among Jiamu as trustee, the Wangbo Shareholders as trustors and Wangbo. Under the Proxy Agreements, the Wangbo Shareholders irrevocably authorized Jiamu or its designated person (such as director or successor or liquidator of Jiamu) to solely exercise such Wangbo Shareholders’ voting rights in Wangbo under the law and bylaws of Wangbo as representative, including, without limitation (a) convene, convoke and attend shareholders’ meeting of Wangbo as representative of the Wangbo Shareholders; (b) submit proposals to Wangbo’s board of directors as representative of the Wangbo Shareholders; (c) vote on any matters to be deliberated at the shareholders’ meeting of Wangbo; (d) sign on minutes of Wangbo’s shareholder meetings; (e) exercise other voting rights of shareholders under Wangbo’s bylaws; (f) submit relevant documents to industrial and commercial registration offices and other government authorities concerned in order to performance or guarantee this contract as representative of the Wangbo Shareholders; and (g) sign share transfer agreements or other relevant documents, deal with official documents, registration, records or other procedures in order to enable share transfer under the Call Option Agreement take effect.

Power of Attorney

The Powers of Attorney were made and entered into by Wangbo Shareholders and Mr. Wangfeng Yan. Pursuant to the Powers of Attorney, Xinyang Wang and Wangfeng Yan designated Mr. Zhengyu Wang to exercise their rights under the Proxy Agreements on behalf of them.

Shenzhen Yimao New Energy Sales Co., Ltd.

On November 13, 2018, we established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary of Shangchi Automobile.

D.	Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until 2052. Following is a list of our properties:

Location	Address	Land Use Expiration/Lease Term	Space	Ground Floor Area
Hangzhou, Zhejiang	No. 508 Wen San Road, Room 1106	June 7, 2051	357 m2	118 m2
Lishui, Zhejiang	No. 888 Tianning Street, Lishui City, Zhejiang Province	December 18, 2052	15,208 m2	13,755 m2
Hangzhou, Zhejiang	Fl 9, 459 Qianmo Rd, Binjiang District	Orally agreed to extend to August 9, 2020	400 m2
Hangzhou, Zhejiang	No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City	January 1, 2020 to December 31, 2020	12,904 m2
Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	August 10, 2019 to August 9, 2020	26,580 m2	26,580 m2
Shenzhen, Guangdong	Suite 510, Floor 5, Tower B, Zhongshe Square, 1028 Buji Rd, Luohu District	November 12, 2019 to November 11, 2020	120 m2

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

Shangchi Automobile, formerly Suzhou Yimao, has a manufacturing facility, located in Zhangjiagang City, Jiangsu Province, of 26,580 square meters.

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

Through Tantech Bamboo’s wholly-owned Chinese subsidiaries, Tantech Charcoal and Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), we conduct trading business, including the export of charcoal products; and through Tantech Bamboo’s wholly-owned Chinese subsidiary, Tantech Energy, we manufacture low emission BBQ charcoal. Our subsidiary Tantech Energy was engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO.

In the fourth quarter of 2015, we registered two Chinese subsidiary companies, Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Lishui Zhongzhu is engaged in the production and sales of active charcoal and other products. Tanbo Tech explores business opportunities outside Lishui area.

On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$941,000). The Company completed the disposition process in July 2019.

Due to business strategy change. the Company closed Lishui Zhongzhu and Tantech Babiku during the year ended December 31, 2018. As a result, together with Tantech Energy, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

On December 31, 2019, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai.

On January 2, 2020, Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) was established as a wholly owned subsidiary of Lishui Xincai with authorized share capital of RMB 5 million. Jikang Energy is a holding company and does not conduct any substantial business.

On January 3, 2020, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tanbo Tech to Lishui Xincai.

On January 13, 2020, Lishui Tantech transferred all of its shares in its wholly-owned subsidiary Tantech Bamboo to Jikang Energy.

After the above transfers, Tantech Bamboo becomes the wholly-owned subsidiary of Jikang Energy. Jikang Energy, Tanbo Tech and Tantech Charcoal become the wholly-owned subsidiaries of Lishui Xincai.

On July 12, 2017, the Company acquired 70% of the equity interest of Suzhou Yimao E-Motors Co., Ltd., which became known as Shangchi Automobile in 2019 from its original shareholder. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of Euroasia International Capital Co., Ltd., a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Jiamu, which further owns 100% equity interest of Jiyi. Jiyi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Wangbo, which owns 51% of the equity interests of Shangchi Automobile. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Ouyatong, Jiamu, Jiyi and Wangbo are all investment holding companies with no significant business activities (collective “E-Motor Holdings”).

As of December 31, 2019, the Company had three reporting segments including consumer product segment, trading segment and electric vehicle segment.

Our consumer products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor” and include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents. Consumer products accounted for 93.0%, 70.9% and 81.6% of the total revenue for the years ended December 31, 2019, 2018 and 2017, respectively.

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

We are in the process to transform our business to specialty electric vehicles (EVs) market. However, we expect our sales of consumer products will stabilize in the coming years with the brand awareness and establishment for our bamboo charcoal products. Our acquisition of Shangchi Automobile completed in the second quarter of 2017 and we will focus on developing and selling specialty EVs. If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue of consumer products. Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

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

COVID-19

Our operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from January to May 2020, the Company’s revenues for consumer product segment could be approximately 20% lower as compared to the same period of last year, however, the sales for trading segment increased due to the significant increased demand for bamboo charcoal used for air purification and sanitation products.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the our operations.

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$49,230	100%	$29,561	100%	$19,669	66.5%
Cost of revenues	43,253	87.9%	21,532	72.8%	21,721	100.9%
Gross profit	5,977	12.1%	8,029	27.2%	(2,052)	(25.6)%

Operating expenses
Selling expenses	320	0.7%	320	1.1%	-	0.0%
General and administrative expenses	4,655	9.5%	4,972	16.8%	(317)	(6.4)%
Impairment of goodwill	8,481	17.2%	-	-	8,481	-%
Impairment of intangible asset	1,103	2.2%	-	-	1,103	-%
Research and development expenses	327	0.7%	387	1.3%	(60)	(15.5)%
Total operating expenses	14,886	30.2%	5,679	19.2%	(9,207)	162.1%

Income (loss) from operations	(8,909)	(18.1)%	2,350	7.9%	(11,259)	(479.1)%

Other income (expenses)
Interest income	53	0.1%	57	0.2%	(4)	(7.0)%
Interest expense	(443)	(0.9)%	(626)	(2.1)%	(183)	(29.2)%
Other income	4	0.0%	247	0.8%	(243)	(98.4)%
Total other income (expense)	(386)	(0.8)%	(322)	(1.1)%	(64)	19.9%

Income (loss) before income taxes	(9,295)	(18.9)%	2,028	6.9%	(11,323)	(558.3)%
Provision for income taxes	364	0.7%	1,031	3.5%	(667)	(64.7)%

Net income (loss) from continuing operations	(9,659)	(19.6)%	997	3.4%	(10,656)	(1,068.8)%
Net income (loss) from discontinued operations	(299)	(0.6)%	83	0.3%	(382)	(460.2)%
Net income (loss)	(9,958)	(20.2)%	1,080	3.7%	(11,038)	(1,022.0)%
Net income (loss) attributable to common stockholders of Tantech Holding Inc.	$(6,356)	(12.9)%	$1,977	6.7%	$(8,333)	(421.5)%

The following table summarizes the results of our operation during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

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

Revenues: revenues increased by approximately $19.6 million, or 66.5%, to approximately $49.2 million in fiscal 2019 from approximately $29.6 million in fiscal 2018. The increase was mainly attributable to the significant increase of our consumer products because of change of our sales strategy to lower the selling price in order to gain more market share. The revenue from our trading segment was decreased because we terminated sales cooperative agreement with one large sales channel which had negative impact of the sales in trading segment. We also had much less revenue from electric vehicle (“EV”) segment as compared to 2018 due to no active productions during fiscal 2019. We decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019.

Revenues: revenues decreased by approximately $12.7 million, or 30.1%, to approximately $29.6 million in fiscal 2018 from approximately $42.3 million in fiscal 2017. The decrease was mainly attributable to the significant decrease of our consumer products due to change of our business strategy. The revenue from our trading segment was increase due to higher demands. We also had less revenue from electric vehicle (“EV”) segment as compared to 2017.

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

Revenues from consumer product segment increased by $23.4 million, or 104.5%, to $45.8 million for fiscal 2019 from $22.4 million for the prior fiscal year. The gross margin of consumer product segment decreased from 35.9% in fiscal 2018 to 12.4% in fiscal 2019. The increase in our revenue from consumer product segment in 2019 was mainly because we changed our sales strategy to lower the sales price in order to increase the competitive advantages and increase the sales volume, which resulted in a much higher increase in sales volume but with lower profit margin.

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

Trading segment

Revenue from our trading segment was approximately $3.4 million in fiscal 2019, a decrease of 10.5% from $3.8 million in fiscal 2018. The decrease was mainly attributed to we terminated sales cooperative agreement with one large sales channel due to very low gross margin. As a result, even with deceased sales volume, we were able to sell for higher selling price which led to much higher gross profit and gross margin in our trading segment in fiscal 2019 as compared to fiscal 2018. The gross margin of trading segment increased from 12.9% in fiscal 2018 to 32.8% in fiscal 2019.

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

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which became known as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $0.03 million in fiscal 2019 with a negative gross margin. The revenue was all from the commission income in connection to the 117 electronic logistic cars the Company sold on behalf of other manufacturers in fiscal 2019. The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. We have been experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles. Accordingly, we paused our production of electric vehicles in 2019. The revenue for our EV segment was approximately $3.4 million in fiscal 2018 with negative gross margin of 14.7%. The Company sold 110 electronic cars in fiscal 2018.

Cost of revenues:

Our cost of revenues increased by approximately $21.7 million or 100.9% to approximately $43.2 million in fiscal 2019 from approximately $21.5 million in fiscal 2018. As a percentage of revenues, the cost of revenue increased to 88% in fiscal 2019 from 73% in fiscal 2018.

The increase in cost of revenues as a percentage of revenues in fiscal 2019 was mainly attributable to the increased cost of revenues from our consumer products segment due to higher sales volume with lower average selling price.

Our cost of revenues decreased by approximately $10.2 million or 32.2% to approximately $21.5 million in fiscal 2018 from approximately $31.7 million in fiscal 2017. As a percentage of revenues, the cost of revenue decreased to 73% in fiscal 2018 from 75% in fiscal 2017.

The decrease in cost of revenues as a percentage of revenues in fiscal 2018 was mainly attributable to the lower cost of revenues from our consumer products and EV segment due to lower sales. On the other side, the cost of revenue for trading segment increased to be in line with the increased sales.

Gross profit:

Our gross profit decreased by approximately $2.0 million, or 25.6% to approximately $6.0 million in fiscal 2019 from approximately $8.0 million in fiscal 2018. The gross profit margin was 12.1% in fiscal 2019, as compared to 27.2% in fiscal 2018. On segment basis, gross margins for consumer product, trading and EV segments were 12.4%, 32.8%, and (2,740.4)%, respectively, for fiscal 2019, compared to 35.9%, 12.9%, and (14.7)%. respectively, for fiscal 2018. The significant decrease of gross margin for EV segment was because we only earned commission income in connection to the 117 electronic logistic cars sold on behalf of other vehicle manufacturers in fiscal 2019. The decrease in overall gross margin was primarily attributable to the lower selling price related to consumer product segment in fiscal 2019, compensated by higher selling price for our trading segment.

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

Selling expenses:

Selling expenses were approximately $0.3 million in fiscal 2019 and approximately $0.3 million in fiscal 2018. As a percentage of sales, our selling expenses were 0.7% of revenues in fiscal 2019, as compared to 1.1% of revenues in fiscal 2018.

Selling expenses decreased by approximately $0.4 million to approximately $0.3 million in fiscal 2018 compared to approximately $0.7 million in fiscal 2017. As a percentage of sales, our selling expenses was 1.1% of revenues in fiscal 2018, as compared to 1.7% of revenues in fiscal 2017. The decrease of the selling expenses was mainly attribute to the decreased sales.

General and administrative expenses:

Our general and administrative expenses decreased by approximately $0.3 million or 6.4%, to approximately $4.6 million in fiscal 2019 from approximately $4.9 million in fiscal 2018. As a percentage of revenues, general and administrative expenses decreased to 9.5% in fiscal 2019, compared to 16.8% in fiscal 2018. The decrease was primarily attributable to the following factors:

• Property insurance expenses were decreased by approximately $0.3 million as compared to fiscal 2018;
• Maintenance and repair expenses were decreased by approximately $0.3 million for as compared to fiscal 2018;

Offset by:

• The decreased consulting expenses of approximately $0.3 million as compared to fiscal 2018.

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

Impairment of goodwill

The Company wrote off the goodwill $8.5 million which is mainly attributable to the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017 due to sluggish business operations and continuous losses incurred.

Impairment of intangible asset

For the year ended December 31, 2019, the Company recorded an impairment of $1.1 million for the licenses and permit resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017.

Research and development expenses

Research and development expenses decreased by $0.1 million, or 15.5%, to $0.3 million in fiscal 2019 from $0.4 million in fiscal 2018. The decrease was primarily due to less R&D activities during fiscal 2019 as we had limited activities for our electric vehicle segment.

Research and development expenses decreased by $0.2 million, or 38.4%, to $0.4 million in fiscal 2018 from $0.6 million in fiscal 2017. The decrease was primarily due to less R&D activities during fiscal 2018 due to change of business strategies.

Total operating expenses

Total operating expenses increased by $9.2 million, or 162.1%, to $14.9 million for fiscal 2019 from $5.7 million in fiscal 2018, which was mainly due to an increase of approximately $9.6 million in impairment of goodwill and intangible asset for fiscal 2019 compared to fiscal 2018.

Total operating expenses decreased by $0.3 million, or 5.1%, to $5.7 million for fiscal 2018 from $6.0 million in fiscal 2017, which was mainly due to a decrease of approximately $0.2 million in general and administrative expenses and approximately $0.2 million on R&D expenses, and offset by the increase of selling expenses of approximately $0.1 million for fiscal 2018 compared to fiscal 2017.

Interest expenses

Our interest expenses decreased by approximately $0.19 million, or 29.2% to approximately $0.44 million in fiscal 2019, from approximately $0.63 million in fiscal 2018. As the outstanding days of short-term bank loans in fiscal 2019 are less than that in fiscal 2018, we had less interest expenses accrued for bank loans in fiscal 2019 compared to fiscal 2018.

Our interest expenses increased by approximately $0.08 million, or 13.6% to approximately $0.63 million in fiscal 2018, from approximately $0.55 million in fiscal 2017. As the outstanding days of short-term bank loans in fiscal 2018 are more than that in fiscal 2017, we had more interest expenses accrued for bank loans in fiscal 2018 compared to fiscal 2017.

Other Income

Other income was $nil in fiscal 2019 and approximately $0.2 million in fiscal 2018. Other income generated in fiscal 2018 was primarily related to the consulting fee that we charged to a third-party company using our patent in its production of doors with air treatment functionality.

Other income was approximately $0.2 million in fiscal 2018 and $0.4 million in fiscal 2017. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes from continuing operations

Our loss before income tax from continuing operations was approximately $9.3 million in fiscal 2019, a decrease of approximately $11.3 million compared to income of approximately $2.0 million in fiscal 2018. The increase was primarily attributable to an increase of approximately 9.2 million in operation expenses compared to fiscal 2018.

Our income before income tax from continuing operations was approximately $2.0 million in fiscal 2018, a decrease of approximately $2.5 million compared to income of approximately $4.5 million in fiscal 2017. The decrease was primarily attributable to a decrease of approximately 2.5 million in gross profit compared to fiscal 2017.

Provision for income taxes

Our provision for income taxes was approximately $0.4 million in fiscal 2019, a decrease of approximately $0.7 million or 64.7% from approximately $1.0 million in fiscal 2018. The decrease was mainly due to significant losses before income taxes from continuing operations in fiscal 2019 comparing to fiscal 2018.

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

Net income (loss) from discontinued operations

As of December 31, 2019, we closed Tantech Babiku and Lishui Zhongzhu, and we also sold Tantech Energy because of business strategy change. The net loss for these discontinued operations was approximately $0.3 million in fiscal 2019 compared to a net income approximately $0.08 million in fiscal 2018 There was a net income of approximately $0.07 million in fiscal 2017.

Net income attributable to common stockholders

Our net loss attributable to common stockholders was approximately $6.3 million in fiscal 2019, a decrease of approximately $8.3 million from net income attributable to common stockholders approximately $2.0 million in fiscal 2018. The decrease was attributable to the factors described above.

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

For the years ended December 31, 2019, the Company had a significant increase in revenue from its consumer product segment. To react to this competition, the Company closed Liushui Zhongzhu and Tantech Babiku during Fiscal 2018 and also sold Tantech Energy as one of the moves for business strategy changes. All of these events had and will continue to have significant impact on the Company’s operations.

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

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $12.4 million cash on hand as of December 31, 2019. Although the Company maintains a positive working capital as of December 31, 2019 and generated positive cash flows from its continued operations during the year ended December 31, 2019, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31,2019 and 2018, the Company had a short-term loan balance of approximately $6.9 million and $7.7 million, respectively. In addition, the Company had bank acceptance note payable balance of approximately $0.2 million and $2.1 million as of December 31, 2019 and 2018, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2019.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

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

As of December 31, 2019, we had cash and cash equivalents of approximately $12.6 million. Our current assets were approximately $68.2 million and our current liabilities were approximately $19.1 million, which resulted in a current ratio of 3.6:1, increased from 3.2:1 in fiscal 2018. Total shareholders’ equity as of December, 31 2019 was approximately $94.5 million.

Our accounts receivable turnover in days were 269 days and 477 days for fiscal 2019 and 2018, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable from continuing operations, the Company provided bad debt allowance of $5.7 million against the aged accounts receivable balances. Subsequent to December 31, 2019 and through June 23, 2020, the Company collected $13.0 million or 29% of the accounts receivable balance from continuing businesses as of December 31, 2019.

As of December 31, 2019 and 2018, the Company had significant advances to suppliers of approximately $13.1 million and 14.4 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the fiscal years indicated:

(All amounts in thousands of U.S. dollars)

	2019	2018	2017
Net cash provided by operating activities	$14,696	$14,665	$2,151
Net cash used in investing activities	(5,930)	(17,995)	(3,493)
Net cash provided by (used in) financing activities	(5,460)	(810)	8,336
Effect of exchange rate changes on cash	(530)	391	424
Net increase (decrease) in cash	2,776	(3,749)	7,418
Cash, beginning of year	9,870	13,619	6,201
Cash, end of year	$12,646	$9,870	$13,619

Operating Activities

Net cash provided by operating activities was approximately $14.7 million in fiscal 2019, compared to cash provided by operating activities of approximately $14.7 million in fiscal 2018. The change in net cash provided by operating activities was primarily attributable to the following factors:

•	Non cash adjustment of $13.7 million, which primarily consisted of $9.6 million impairment of goodwill and intangible assets, $1.3 million bad debt provision for accounts receivable and $1.0 million inventory provision

•	The company received $9.0 million from disposition subsidiary.

•	An increase of $6.2 million in customer deposits received for future customer orders

•	A reduction of $1.6 million on manufacturing rebate receivable due to collection

•	Net cash flow provided by operation activities from discontinued operation amounted to $4.6 million

Offset by the impacts from the following factors:

•	An increase of $9.9 million in accounts receivable due to more sales in fiscal 2019

•	The Company had a net loss of $9.6 million in fiscal 2019, decreased by $10.7 million compared to fiscal 2018.

Net cash provided by operating activities was approximately $14.7 million in fiscal 2018, compared to cash provided by operating activities of approximately $2.3 million in fiscal 2017. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	a reduction in accounts receivable of approximately $10.3 million due to collection efforts.

•	In fiscal 2018, the Company provided bad debt reserve for accounts receivable of approximately $0.9 million, bad debt reserve for advance to supplier of approximately $0.8 million, and bad debt reserve for other receivables and due from related parties of approximately $0.4 million. The Company also had an inventory reserve of approximately $0.7 million in fiscal 2018.

Offset by the impacts from the following factors:

•	the Company had a net income of $1.1 million in fiscal 2018, decreased by $1.9 million compared to fiscal 2017.

•	a reduction of accounts payable of approximately $2.8 million and an increase of advance to suppliers of approximately $2.0 million in fiscal 2018.

Net cash used in investing activities was $5.9 million for fiscal 2019, compared to net cash used in investing activities of $18.0 million in fiscal 2018. The decrease in net cash used in investing activities in fiscal 2019 was primarily attributable the payment of $6.7 million paid to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang. The net cash used in investing activities in fiscal 2018 was primarily attributable the payment of $17.4 million paid for acquisition of all of the shares of Lishui Xincai, a wholly-owned subsidiary of Shanghai Shicai.

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

Net cash used in financing activities was $5.5 million for fiscal 2019, compared to net cash used in financing activities of $0.8 million for fiscal 2018. Net cash used in financing activities for fiscal 2019 primarily due to net repayment of approximately $2.8 million for third party, repayment of approximately $1.8 million for bank acceptance notes payable, and net repayment of $0.4 million of related parties.

Net cash used in financing activities was $0.8 million for fiscal 2018, compared to net cash provided by financing activities of $8.3 million for fiscal 2017. Net cash used in financing activities for fiscal 2018 primarily due to net proceeds of approximately $2.4 million received from bank loans, proceeds of approximately $2.4 million from third party, offset by net repayment of $4.6 million of bank acceptance note payable.

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

Loan Facilities

As of December 31, 2019, the balance of our bank loans was approximately $6.9 million. Our outstanding balance of bank acceptance notes was $0.2 million as of December 31, 2019.

As of December 31, 2019, the details of all our short-term bank loans are as follow:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Bank of China	February 27, 2019	12 months	$1,436,000
2	Short-term bank loan	Bank of China	March 18, 2019	12 months	2,696,808
3	Short-term bank loan	Shanghai Pudong Development Bank	November 04, 2019	6 months	$2,728,400

All above loans were fully repaid upon maturity, and the Company was able to renew the loans as follows:

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.6 million (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the present CEO and previous COO of the Company.

On January 6,2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $1.4 million (RMB 10 million) for one year with annual interest rate of 4.30%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang.

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow approximately $2.7 million (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2019 and December 31, 2018. We are also a party to certain debt agreements that are secured with pledges on our real property in Shuige Industrial Zone facility located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2019 and December 31, 2018.

	As of December 31, 2019	As of December 31, 2018
Statutory Reserves	$6,379,276	$6,461,788
Total Restricted Net Assets	$6,379,276	$6,461,788
Consolidated Net Assets	$94,532,261	$109,985,014
Restricted Net Assets as Percentage of Consolidated Net Assets	6.7%	5.9%

Total restricted net assets accounted for approximately 6.7% of our consolidated net assets as of December 31, 2019. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Total restricted net assets accounted for approximately 5.9% of our consolidated net assets as of December 31, 2018. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $6.8 million, $18.3 million and $5.4 million for the years ended December 31, 2019, 2018 and 2017, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities.

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

E. Off-balance Sheet Arrangements

We provided a guaranty on behalf of Forasen Group’s outstanding line of credit of RMB 57,070,000 (equivalent to $8,195,252) by pledging our building with a net book value of approximately $6.4 million as the collateral for the loan and notes. The guaranty will be expired on July 23, 2020. As of today, no additional guarantee was made by the Company.

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

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2019 were presented under ASC 606, and revenues for the years ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

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

Long term investments

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

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Company does not believe this guidance has a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05— Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance has a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not believe this guidance has a material impact on its consolidated financial statements.

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

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2019, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$6,861,208	$6,861,208	$-	$-	$-
Bank Acceptance Notes Payable	205,520	205,520	-	-	-
Due to third parties	287,200	287,200	-	-	-
Due to related parties	1,626,120	1,626,120	-	-	-
Total	$8,980,048	$8,980,048	$-	$-	$-

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of June 30, 2020:

Name	Age	Position(s)

Wangfeng Yan	43	Chief Executive Officer

Weilin Zhang	51	Chief Financial Officer

Mingqin Dong	30	Chief Operating Officer

Zhengyu Wang	51	Chairman of Board of Directors

Yefang Zhang	53	Director

Wencai Pan	43	Director (Independent)

Hongdao Qian	56	Director (Independent)

Shudong Wang	70	Director (Independent)

Wangfeng Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Weilin Zhang has served as our Chief Financial Officer since July 2019. Prior to being appointed as CFO, Mr. Zhang has been serving as the CFO of Forasen Group Ltd. Co. since October 2018 and was its CFO from March 2008 and June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mingqin Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile, our 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of us. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University.

Zhengyu Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, and the executive director and general manager of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Yefang Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2019, 2018 and 2017.

	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($)
Wangfeng Yan(3)	2019	26,536	—	820	27,356
Former Chief Operating Officer and current Chief Executive Officer	2018	21,911	—	678	22,589
	2017	—	—	—	—
Zhengyu Wang(4)	2019	32,132	—	994	33,126
Former Chief Executive Officer	2018	35,054	—	1,084	36,138
	2017	35,054	—	1,084	36,138
Weilin Zhang(5)	2019	21,911	—	678	22,589
Current Chief Financial Officer	2018	—	—	—	—
	2017	—	—	—	—
Jing Jin(6)	2019	24,000	—	—	24,000
Former Chief Financial Officer	2018	48,000	—	—	48,000
	2017	48,000	—	—	48,000
Mingqin Dong(7)	2019	2,191	—	67.8	2,259
Current Chief Operating Officer	2018	—	—	—	—
	2017	—	—	—	—
Zaihua Chen(8)	2019	—	—	—	—
Chief Technical Officer	2018	—	—	—	—
	2017	26,291	—	813	27,104

(1)	No officer received a bonus in 2019, 2018 and 2017.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.

(4)	Effective December 6, 2019, Zhengyu Wang resigned as Chief Executive Officer.

(5)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(6)	Effective July 1, 2019, Jing Jin resigned as Chief Financial Officer.

(7)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

(8)	Effective December 6, 2019, Zaihua Chen resigned as our Chief Technical Officer

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2019 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2019, we had four such directors, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2019. Compensation for our Chairman and former Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Wencai Pan	$10,800	$0	$0	$0	$0	$1,200	$12,000
Shudong Wang	$7,835	$0	$0	$0	$0	$1,200	$9,035
Hongda Qian	$7,835	$0	$0	$0	$0	$1,200	$9,035

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our chairman of the Board of Directors, Zhengyu Wang is married to one of our other directors, Yefang Zhang. Other than this relationship, there are no familial relationships among any members of the Board of Directors.

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

Mr. Wangfeng Yan currently holds the position of Chief Executive Officer. Mr. Zhengyu Wang currently holds the position of Chair of the Board. The board of directors believes that that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Our Chairman, Zhengyu Wang, is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

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

D.	Employees

Our Employees

As of May 31, 2020, we employ a total of 39 full-time employees in the following functions (except the employees at Shangchi Automobile):

Lishui & Hangzhou	Number of Employees
Department	May 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Senior Management	5	5	5	5
Human Resource & Administration	7	7	10	14
Finance	6	6	8	12
Research & Development	3	3	3	3
Production & Procurement	14	14	36	42
Sales & Marketing	4	4	5	7
Total	39	39	67	83

Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile	Number of Employees
Department	May 31, 2020	December 31, 2019
Senior Management	3	3
Human Resource & Administration	7	7
Finance	3	3
Research & Development	8	8
Production & Procurement	8	8
Sales & Marketing	2	3
Total	31	32

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2019, 2018 and 2017, we contributed approximately $42,000, $47,000 and $123,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019 . Under the terms of that employment agreement, Mr. Yan is entitled to the following:

•	Base compensation of RMB 200,000 payable in 12 equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement is scheduled to expire on December 5, 2022.

Weilin Zhang

We entered into an employment agreement with our chief financial officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement is scheduled to expire on June 30, 2022.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on December 5, 2022.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of June 30, 2020 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 28,888,834 common shares outstanding as of June 30, 2020 Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 30, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of June 30, 2020, we had thirteen shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO	—	0.0%
Weilin Zhang, CFO	—	0.0%
Mingqin Dong, COO	—	0.0%
Zhengyu Wang (2), Chairman	11,780,000	40.8%
Yefang Zhang (2), director	11,780,000	40.8%
Wencai Pan, independent director	—	0.0%
Shudong Wang, independent director	—	0.0%
Hongdao Qian, independent director	—	0.0%
All directors and executive officers as a group (eight (8) persons)	—	0.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

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

The following table sets forth information with respect to beneficial ownership of our common shares as of June 30, 2020 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 28,888,834 common shares outstanding as of June 30, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 30, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd (2)	11,780,000	40.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2013, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2013, we have had transactions with the following related parties:

•	Zhengyu Wang

•	Yefang Zhang

•	Wangfeng Yan

•	Henglong Chen

•	LiShui JiuAnJu Commercial Trade Co., Ltd.

•	Forasen Group Co., Ltd.

•	Zhejiang Forasen Food Co., Ltd.

•	Hangzhou Sigma Trading Co., Ltd.

•	Hong Kong Clean Energy Ltd.

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the largest amount outstanding for each of the related party transactions described here during the periods covered that is material to us or the related party. For more details, please refer to note 14 of the financial statements for the years ended December 31, 2019 and 2018.

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

Shareholders, Officers, Directors and Employees of THL and Tantech Bamboo

Before the IPO, THL was owned entirely by Tanbsok Group Ltd., the sole shareholder of which is Ms. Yefang Zhang, the spouse of our Chairman of Board of Directors, Mr. Zhengyu Wang.

THL owns 100% of USCNHK, and USCNHK owns 100% of Lishui Tantech which in turn owns 100% of Tantech Bamboo.

In June 24, 2016, Lishui Tantech has entered into an equity purchase agreement with the previous holders of 5% interest of Tantech Bamboo, to purchase the 5% interest of Tantech Bamboo for 1,018,935 shares of THL. The purchase was completed in December 2016.

Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of December 31, 2019 and 2018, Dr. Henglong Chen and his affiliates advanced $932,616 and $1,227,773 to the Company for its working capital purpose, respectively.

For the year ended December 31, 2017, the Company borrowed $1,537,000 from Mr. Yulong Chen, a shareholder of the Company for working capital purpose. The balance was fully repaid during the year ended December 31, 2018.

Lishui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)

Wangfeng Yan and Dexian Zhang (Yefang Zhang’s brother) each own 50% of the equity of LJC. Although LJC’s name shares “JiuAnJu” in common with a third-party debtor, ZheJiang JiuAnJu Environment Protection Co., Ltd., this entity is unrelated to LJC or its shareholders. Prior to September 11, 2011, LJC was an unrelated party owned by Yonghong Wu. At that time, LJC was a customer of our company and distributed our products for sale. Although the terms of such sales were generally interest-free 60 days net payment, LJC became delinquent in its payments to our company and accrued a significant account payable to our company. In order to protect our company from the risk of default by LJC, Zhengyu Wang personally loaned Mr. Zhang and Mr. Yan RMB 10 million to purchase all of the equity of LJC from Ms. Wu and assume the liabilities of LJC. In the event Mr. Zhang and Mr. Yan fail to repay Mr. Wang upon demand, Mr. Wang has the right to obtain ownership of LJC.

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

As of December 31, 2019 and 2018, the Company borrowed $693,504 and $874,402 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

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

A.	Consolidated Statements and Other Financial Information

See information provided in response to Item 18 below.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 213240) our consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, which appears in this Annual Report on Form 20-F.

Legal and Administrative Proceedings

We may be involved from time to time in litigation, claims or other disputes in the ordinary course of business regarding, among other things, contract disputes with our customers, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases and other matters in the ordinary course of our and disputes between our merchants and consumers. We may also be involved in litigation, regulatory investigations or inquiries and administrative proceedings that may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since March 24, 2015 under the symbol “TANH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Annually:
2015 (from March 24, 2015)	$33.97	$3.12
2016	$5.89	$1.88
2017	$4.37	$1.15
2018	$3.72	$1.25
2019	$2.55	$1.40
2020 (through May 31, 2020)	$1.83	$0.81
Quarterly:
2018
First Quarter	$2.80	$2.45
Second Quarter	$3.72	$2.72
Third Quarter	$2.87	$1.25
Fourth Quarter	$1.85	$1.55
2019
First Quarter	$1.83	$1.50
Second Quarter	$1.62	$1.43
Third Quarter	$1.63	$1.40
Fourth Quarter	$2.55	$1.42
2020
First Quarter	$1.83	$0.81
Second Quarter (through May 31, 2020)	$1.24	$0.90
Monthly:
2019
December	$2.55	$1.54
2020 (through May 31, 2020)
January	$1.83	$1.43
February	$1.57	$1.00
March	$1.26	$0.81
April	$1.24	$0.92
May	$1.08	$0.95

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “TANH.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information.

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

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

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Our company pays a 17% value added tax and EIT rates of 15% for Tantech Bamboo and 25% for Tantech Charcoal. Tantech Bamboo pays a lower EIT rate than Tantech Charcoal because Tantech Bamboo has been certified as high technology companies and thus enjoys a preferable rate. If this favorable EIT rate were to be terminated or Tantech Bamboo was to fail to qualify to receive these rates, they would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

Interest Rate Risk

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

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 0.5 million ($0.1 million) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2019.

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2019, 2018 and 2017, we had adjustments of $(5,494,731), $(949,689) and $4,341,324, respectively, for foreign currency translations. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31, 2019.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2019, the last day of our fiscal year of 2019. This assessment was based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) were not effective as of December 31, 2019.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2019 considered the following factors:

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

Based on the above factors, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019 because our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training. These material weaknesses existed as of December 31, 2018 and had not yet been fully remediated as of December 31, 2019.

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

There have been no changes in the Company’s ICFR identified in connection with the above evaluation that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR, other than the following:

•	We continued to enforce the plan for remediation of the material weaknesses in ICFR as outlined in the Form 20-F for the year ended December 31, 2016, continued to improve internal control over financial reporting and conducted timely self-assessment.

•	We completed a thorough review of the processes and procedures in the Company’s financial reporting related to the areas where the material weaknesses existed and made necessary changes to streamline our processes.

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

Prager Metis CPAs, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2019 and 2018. Audit services provided by Prager Metis for fiscal 2019 and 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC. Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017. Audit services provided by Friedman LLP for fiscal 2017 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2019 and 2018, Prager Metis’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $225,000 and $215,000, respectively. During fiscal 2017, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000.

Audit-Related Fees

The Company has not paid Prager Metis for audit-related services in fiscal 2019 and 2018. The Company has not paid Friedman LLP for audit-related services in fiscal 2017.

Tax Fees

The Company has not paid Prager Metis for tax services in fiscal 2019 and 2018. The Company has not paid Friedman LLP for tax services in fiscal 2017.

All Other Fees

The Company has not paid Prager Metis other fees in fiscal 2019 and 2018. The Company has not paid Friedman LLP’s other fees in fiscal 2017.

Audit Committee Pre-Approval Policies

Before Prager Metis was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than Prager Metis’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

4.1 (2)	Purchase Agreement by and among Registrant, Henglong Chen and Suzhou Yimao E-Motors Co., Limited dated May 2, 2016

4.2 (3)	Long Term Supply Agreement between Registrant and Zhejiang Longquanzhixin Trading Co., Limited dated December 15, 2016

4.3 (4)	Summary Translation of Share Purchase Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd dated December 14, 2017

4.4 (5)	Translation of Share Transfer Agreement between Zhejiang Tantech Bamboo Technology Co., Ltd. and Lishui Ertai Trading Co. Ltd dated June 26, 2019

4.5 (4)	Summary Translation of Lishui Xincai Share Purchase Agreement between Shanghai Shicai Minerals Co., Ltd and Tantech Holdings Ltd dated January 8, 2018

4.6 (6)	Translation of Investment Agreement between Tantech Holdings (Lishui) Co., Ltd. and Jingning Zhonggang Mining Co., LTD dated November 29, 2019

4.7 (6)	Translation of Supplementary Agreement among Tantech Holdings (Lishui) Co., Ltd., Jingning Zhonggang Mining Co., Ltd and Lishui Zhonggang Mining Co., Ltd. dated December 17, 2019

4.8 (7)	Translation of Exclusive Management Consulting and Technology Service Agreement between Shanghai Jiamu Investment Management Co., Ltd and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.9 (7)	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.10 (7)	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.11 (7)	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.12 (7)	Translation of Power of Attorney between Xinyang Wang and Zhengyu Wang dated December 10, 2019

4.13 (7)	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.14 (7)	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.15 (7)	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.16 (4)	Translation of Power of Attorney between Wangfeng Yan and Zhengyu Wang dated July 13, 2017

4.17 (7)	Translation of Joint Statement among Zhengyu Wang, Wangfeng Yan, Xinyang Wang, Wangbo and Jiamu dated May 15, 2020 with the effective date of December 10, 2019

4.18	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019

4.19	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019

4.20	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019

4.21	Summary Translation of Lease between Zhejiang Tantech Bamboo Technology Co., Ltd. and Tantech Energy Technology Co., Ltd dated June 30, 2019

4.22	Translation of Lease between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd.

4.23	Summary Translation of Lease between Shenzhen Shilian Junhui Real Estate Operation and Management Inc. and Shenzhen Yimao New Energy Sales Co., Ltd.

8.1	List of subsidiaries.

11.1 (2)	Code of Ethics

12.1	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	Incentive Securities Plan

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form 6-K, dated May 2, 2016 and incorporated by reference.

(3)	Previously filed on Form 6-K, dated December 19, 2016 and incorporated by reference.

(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on May 11, 2018 and incorporated herein by reference.

(5)	Previously filed on Form 6-K, dated June 27, 2019 and incorporated by reference.

(6)	Previously filed on Form 6-K, dated December 18, 2019 and incorporated by reference.

(7)	Previously filed on Form 6-K, dated May 20, 2020 and incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan

Name:	Wangfeng Yan

Title:	Chief Executive Officer

Date: June 30, 2020

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings, Ltd. and subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

As part of our audit of the financial statements as of December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019, we also audited the adjustments to the consolidated statements of comprehensive income (loss) and cash flows for the year ended December 2017 to retroactively apply the effects of the discontinued operations that occurred in 2018 as described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s consolidated financial statements as of and for the year ended December 31, 2017 other than with respect to the adjustments. The 2017 financial statements were audited by other auditors. Accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2017 as whole.

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

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2018

Hackensack, New Jersey

June 30, 2020

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2019	2018
Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$12,440,457	$7,748,416
Restricted cash (Note 3 at VIE)	205,520	2,121,377
Accounts receivable, net (Note 3 at VIE)	39,352,408	32,495,361
Inventories, net (Note 3 at VIE)	595,627	1,957,058
Advances to suppliers, net (Note 3 at VIE)	13,079,889	14,387,228
Prepaid taxes (Note 3 at VIE)	2,396,349	2,136,988
Prepaid expenses and other receivables, net (Note 3 at VIE)	91,377	954,362
Current assets from discontinued operations	-	8,513,154
Total Current Assets (Note 3 at VIE)	68,161,627	70,313,944

Property, plant and equipment, net (Note 3 at VIE)	2,700,034	3,240,620

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	7,746,116	9,795,512
Intangible assets, net (Note 3 at VIE)	12,959,017	15,268,062
Long-term Investment	23,883,983	18,156,000
Goodwill (Note 3 at VIE)	-	8,861,361
Non-current assets from discontinued operations	-	8,558,515
Total Other Assets (Note 3 at VIE)	44,589,116	60,639,450
Total Assets (Note 3 at VIE)	$115,450,777	$134,194,014

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$6,861,208	$7,683,014
Bank acceptance notes payable (Note 3 at VIE)	205,520	2,121,377
Accounts payable (Note 3 at VIE)	1,650,851	2,524,462
Due to related parties (Note 3 at VIE)	1,626,120	2,102,175
Customer deposits (Note 3 at VIE)	6,955,142	865,615
Taxes payable (Note 3 at VIE)	102,704	344,563
Due to third parties	287,200	3,253,253
Accrued liabilities and other payables (Note 3 at VIE)	1,444,896	1,598,104
Current liabilities from discontinued operations	-	1,662,252
Total Current Liabilities (Note 3 at VIE)	19,133,641	22,154,815
Deferred tax liability (Note 3 at VIE)	1,784,875	2,053,512
Total Liabilities (Note 3 at VIE)	20,918,516	24,208,327

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 28,853,242 shares issued and outstanding	28,853	28,853
Additional paid-in capital	39,310,178	39,310,178
Statutory reserves	6,379,276	6,461,788
Retained earnings	52,058,681	58,333,136
Accumulated other comprehensive loss	(7,590,943)	(2,066,364)
Total Stockholders' Equity attributable to the Company	90,186,045	102,067,591
Noncontrolling interest	4,346,216	7,918,096
Total Stockholders' Equity	94,532,261	109,985,687
Total Liabilities and Stockholders' Equity	$115,450,777	$134,194,014

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
	2019	2018	2017

Revenues	$49,230,570	$29,561,399	$42,297,612
Cost of revenues	43,253,070	21,532,319	31,741,753
Gross Profit	5,977,500	8,029,080	10,555,859

Operating expenses
Selling expenses	319,946	320,479	730,834
General and administrative expenses	4,655,382	4,971,804	4,625,563
Impairment of goodwill and intangible asset	9,584,000	-	-
Research and development expenses	327,260	386,628	627,577
Total operating expenses	14,886,588	5,678,911	5,983,974

Income (loss) from operations	(8,909,088)	2,350,169	4,571,885

Other income (expenses)
Interest income	53,060	56,894	18,648
Interest expense	(443,262)	(626,343)	(551,044)
Other income, net	3,669	247,069	436,095
Total other expenses	(386,533)	(322,380)	(96,301)

Income (loss) before provision for income taxes	(9,295,621)	2,027,789	4,475,584
Provision for income taxes	363,662	1,031,158	1,528,003
Net income (loss) from continuing operations	(9,659,283)	996,631	2,947,581

Discontinued operation:
Income from discontinued operations, net of tax	270,479	83,367	65,550
Loss from disposal of discontinued operations	(569,891)	-	-
Net income (loss) from discontinued operations	(299,412)	83,367	65,550

Net income (loss)	(9,958,695)	1,079,998	3,013,131
Less: net loss attributable to noncontrolling interest from continuing operations	(3,601,728)	(896,769)	(754,084)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$(6,356,967)	$1,976,767	$3,767,215

Net income (loss)	(9,958,695)	1,079,998	3,013,131
Other comprehensive income (loss):
Foreign currency translation adjustment	(5,494,731)	(949,689)	4,341,324
Comprehensive income (loss)	(15,453,426)	130,309	7,354,455
Less: Comprehensive loss attributable to noncontrolling interest	(3,571,880)	(881,364)	(784,186)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$(11,881,546)	$1,011,673	$8,138,641

Earnings (loss) per share - Basic and Diluted
Continuing operations	$(0.21)	$0.07	$0.15
Discontinued operations	$(0.01)	$0.00	$0.00
Total	$(0.22)	$0.07	$0.15
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	28,853,242	28,745,571	25,971,912

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2019, 2018 and 2017

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders'
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2016	24,311,935	$24,312	$26,603,511	$(5,472,696)	$6,461,788	$52,589,154	$-	$80,206,069

Issuance of common stock for acquisition	2,500,000	2,500	6,497,500	-	-	-	-	6,500,000
Issuance of common stock for private placement	1,891,307	1,891	5,966,317	-	-	-	-	5,968,208
Foreign currency translation adjustment	-	-	-	4,371,426	-	-	(30,102)	4,341,324
Net income (loss)	-	-	-	-	-	3,767,215	(754,084)	3,013,131
Noncontrolling interest through acquisition	-	-	-	-	-	-	9,583,646	9,583,646

Balance at December 31, 2017	28,703,242	28,703	39,067,328	(1,101,270)	6,461,788	56,356,369	8,799,460	109,612,378

Issuance of common stock for service	150,000	150	242,850	-	-	-	-	243,000
Foreign currency translation adjustment	-	-	-	(965,094)	-	-	15,405	(949,689)
Net income (loss)	-	-	-	-	-	1,976,767	(896,769)	1,079,998

Balance at December 31, 2018	28,853,242	28,853	39,310,178	(2,066,364)	6,461,788	58,333,136	7,918,096	109,985,687

Foreign currency translation adjustment	-	-	-	(5,524,579)	-	-	29,848	(5,494,731)
Net loss	-	-	-	-	(82,512)	(6,274,455)	(3,601,728)	(9,958,695)

Balance at December 31, 2019	28,853,242	$28,853	$39,310,178	$(7,590,943)	$6,379,276	$52,058,681	$4,346,216	$94,532,261

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income (loss)	$(9,958,695)	$1,079,998	$3,013,131
Net (income) loss from discontinued operations	299,412	(83,367)	(65,550)
Net income (loss) from continuing operations	(9,659,283)	996,631	2,947,581
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance for doubtful accounts - accounts receivable	1,297,752	910,811	2,632,813
Allowance for doubtful accounts - advance to suppliers	164,220	777,848	(45,507)
Allowance for doubtful accounts – other receivables	705,400	66,305	(16,827)
Allowance for doubtful accounts - due from related party	-	364,288	-
Inventory reserve	1,030,236	700,379	13,908
Impairment of goodwill and intangible asset	9,584,000	-	-
Decrease in deferred tax liability	(165,500)	-	-
Depreciation expense	462,639	628,144	576,953
Amortization of intangible asset	441,489	443,318	201,647
Amortization of prepaid consulting expense	140,738	102,263	-
Gain from disposal of property, plant and equipment	(8,047)	(44,814)	(1,875,493)
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(9,879,682)	7,023,546	(1,001,613)
Accounts receivable - related party	-	3,249,359	-
Advances to suppliers	415,727	(3,555,851)	2,826,316
Advances to suppliers, non-current	-	1,558,916	6,839,953
Inventory	242,142	(147,485)	804,763
Prepaid expenses and other receivables	9,127	767,849	(829,716)
Manufacturing rebate receivable	1,563,840	(644,959)	(2,942,190)
Accounts payable	(751,363)	(2,621,226)	(532,039)
Accrued liabilities and other payables	(78,923)	49,492	(1,489,128)
Customer deposits	6,184,836	(115,771)	(247,059)
Collection of receivable from discontinued operations	8,962,187	-	-
Taxes payable	(597,392)	573,660	(1,927,737)
Net cash provided by continuing operations	10,064,143	11,082,703	5,936,625
Net cash provided by (used in) discontinued operations	4,632,769	3,582,177	(3,785,614)
Net cash provided by operating activities	14,696,912	14,664,880	2,151,011

Cash flows from investing activities
Acquisition of property, plant and equipment	(92,369)	(559,038)	(1,302,721)
Proceeds from disposal of property, plant and equipment	16,580	54,089	662,144
Additions to intangible assets	-	(2,585)	-
Payment for business acquisition	-	-	(4,552,240)
Payment for investment	(6,707,570)	(17,448,000)	-
Cash acquired from business acquisition	-	-	35,707
Changes in deposit for asset acquisition	-	-	443,400
Proceeds from disposition of subsidiaries	854,567	-	-
Net cash used in continuing operations	(5,928,792)	(17,955,534)	(4,713,710)
Net cash provided by (used in) discontinued operations	(1,522)	(39,976)	1,220,458
Net cash used in investing activities	(5,930,314)	(17,995,510)	(3,493,252)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	(2,823,890)	2,455,806	(187,706)
Notes receivable	-	14,540	(14,780)
Bank acceptance notes payable, net of repayment	(1,823,003)	(4,560,185)	4,911,990
Proceeds from bank loans	6,918,544	10,291,412	10,093,262
Repayment of bank loans	(7,352,944)	(7,835,606)	(11,957,020)
Repayment of loans from related parties	(378,833)	(1,175,971)	(477,565)
Proceeds from issuance of common stocks	-	-	5,968,208
Net cash provided by (used in) continuing operations	(5,460,126)	(810,004)	8,336,389
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	(5,460,126)	(810,004)	8,336,389

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(530,288)	390,992	424,298

Net increase (decrease) in cash, restricted cash and cash equivalents	2,776,184	(3,749,642)	7,418,446

Cash, restricted cash and cash equivalents, beginning of year	9,869,793	13,619,435	6,200,989

Cash, restricted cash and cash equivalents, end of year	$12,645,977	$9,869,793	$13,619,435

Supplemental disclosure information:
Income taxes paid	$1,105,876	$1,044,480	$1,156,976
Interest paid	$439,869	$608,048	$479,358

Supplemental non-cash activities:
Common shares issued for service	$-	$243,000	$-
Common shares issued for acquisition of Shangchi Automobile	$-	$-	$6,500,000
Net book value of assets and liabilities of Shangchi Automobile acquired	$-	$-	$11,122,410

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010. Through its 100% owned operating subsidiaries and entities controlled through VIE agreements, Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and sell electric vehicles, as well as mining exploration.

Below is a chart representing the corporate structure as of December 31, 2019:

On August 19, 2015, the Board of Directors of Tantech authorized USCNHK Group Limited (“USCNHK”), a 100% owned subsidiary in Hong Kong, to form a wholly-owned subsidiary, Lishui Tantech Energy Tech Co., Ltd. (“LishuiTantech”), as a holding company to hold its 95% equity interest in Tantech Bamboo. On April 7, 2016, LishuiTantech was registered in Lishui, China under the PRC law. On June 24, 2016, Tantech BVI, through LishuiTantech, entered into an equity purchase agreement with the five individual holders of the remaining 5% interest of Tantech Bamboo, to acquire the 5% interest of Tantech Bamboo for 1,018,935 shares of the Company’s common stock. The transfer of the 5% equity interest was completed on December 28, 2016. In July 2017, LishuiTantech changed its name to Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”).

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo” or “Bamboo”) was established on October 23, 2002 and is engaged in manufacturing and sale of various products made from bamboo.

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

Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”), established by Tantech Bamboo on November 18, 2015. It changed its name to Zhejiang Zhongzhu Tourism Development Co., Ltd. on May 17, 2017.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business (continued)

Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), was established on September 24, 2008. Tantech Energy engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. Energy was sold in July 2019. (See Note 5)

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”), established by Tantech Bamboo on December 8, 2015, is exploring business opportunities outside Lishui area.

Due to business strategy change, the Company closed Lishui Zhongzhu and Tantech Babiku during the year ended December 31, 2018. As a result, together with Tantech Energy, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. (See Note 5)

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”) was established on December 14, 2017 by an unrelated third party. On January 8, 2018, the third party transferred all of its shares in Lishui Xincai to Lishui Tantech. Since then, Lishui Xincai has been Lishui Tantech’s wholly owned subsidiary. On December 30, 2019, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai.

On July 12, 2017, the Company acquired 70% of the equity interest of Shangchi Automobile Co., Ltd. (“Shangchi Automobile”), formerly known as Suzhou E-Motors Co., Ltd, (“Suzhou E-Motors”) from its original shareholder. Shangchi Automobile is a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. The 70% equity interest include 19% equity interest owned directly through Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”) and 51% equity interest owned through Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), who is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. Wangbo is an entity which is controlled through a series of contractual agreements (Note 3).

On November 13, 2018, the Company established Shenzhen E-Motors New Energy Sales Co., Ltd. (“Shenzhen E-Motors”), a sales subsidiary through Shangchi Automobile. As a result, the Company ultimately controls 70% equity interest of Shangchi Automobile and its subsidiary Shenzhen E-Motors and accounts of Shangchi Automobile and Shenzhen E-Motors are consolidated into those of the Company.

Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jiyi and Wangbo are incorporated in Hangzhou, PRC. Euroasia also has a fully owned subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities. (Collective “E-Motor Holdings”).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, and entities controlled through a series of agreements known as variable interest agreements (“VIE”) (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen E-Motors owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company's control.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the purchase price allocation, the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts and advance to suppliers, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

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

Note 2 – Summary of significant accounting policies (continued)

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

Note 2 – Summary of significant accounting policies (continued)

Intangibles assets, net

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at their fair value. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values.

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life

Licenses and permits	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

The Company evaluates licenses and permits for impairment at least annually or whenever indicators of impairment are present. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 for the licenses and permits acquired from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017. There was no intangible assets impairment as of and for the years ended December 31, 2018 and 2017.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Group believes impairment indicators are present. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

For the year ended December 31, 2019, the Company wrote off the goodwill acquired from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017 of $8,480,668.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Long term investments

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

Due to Third Parties

Due to third parties represent amounts the Company borrowed from third parties for working capital purpose. The due to third parties balance are unsecured, interest-free and due upon demand. As of December 31, 2019 and 2018, the due to third parties balance amounted to $287,200 and $3,253,253, respectively.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted this standard on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term.

The new standard has no material effect on the consolidated financial statements as the Company does not have a lease with a term longer than 12 months.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

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

Shipping and Handling

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.  Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2019		December 31, 2018		December 31, 2017
US$: RMB exchange rate	Period End	$0.1436	Period End	$0.1513	Period End	$0.1537
	Average	$0.1448	Average	$0.1454	Average	$0.1478

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2019, 2018 and 2017. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2019 and 2018. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018, and further decreased to 13% and 9% from April 1, 2019. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2019, 2018 and 2017, there were 1,078,045 warrants not included in the diluted loss per share as they would be anti-dilutive.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassification

Due to business strategy change, during the year ended December 31, 2018, the Company closed Lishui Zhongzhu and Tantech Babiku, and during the year ended December 31, 2019, the Company sold Tantech Energy. In connection with the discontinued operations of the business, certain prior period amounts have been reclassified to conform to the current period presentation.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act). The Company does not believe this guidance has a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance has a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not believe this guidance has a material impact on its consolidated financial statements.

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

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable Interest Entity

The VIE contractual arrangements

Wangbo, Shangchi Automobile and its subsidiary, Shenzhen E-Motors, are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo.

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

Jiamu is deemed to have a controlling financial interest in and be the primary beneficiary of Wangbo because it has both of the following characteristics:

●	The power to direct activities at Wangbo that most significantly impact such entity’s economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from Wangbo that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Wangbo, Wangbo pay service fees equal to 95% of their net profit after tax payments to Jiamu. At the same time, Jiamu is obligated to absorb a majority of Wangbo’s losses. Such contractual arrangements are designed so that the operation of Wangbo is for the benefit of Jiamu and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE’s shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable Interest Entity (continued)

The Company’s ability to conduct its business through its VIE may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its VIE’s subsidiary in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE.

The following assets and liabilities of the consolidated VIE were included in the accompanying consolidated financial statements of the Company as of December 31, 2019 and 2018 after elimination of intercompany balances:

	December 31, 2019	December 31, 2018

Current assets
Cash and cash equivalents	$70,420	$33,638
Restricted cash	205,520	2,121,377
Accounts receivable, net	795,240	2,033,535
Prepaid taxes	894,051	936,579
Inventories, net	239,222	1,205,280
Advances to suppliers, net	93,241	14,655
Prepaid expenses and other receivables, net	73,378	70,074
Total Current Assets	2,371,072	6,415,138

Non-current assets
Property, plant and equipment, net	1,139,398	1,388,749
Manufacturing rebate receivable	7,746,116	9,795,512
Intangible assets, net	12,764,272	15,056,810
Goodwill	-	8,861,361
Total Assets	$24,020,858	$41,517,570

Current liabilities
Bank acceptance notes payable	$205,520	$2,121,377
Accounts payable	1,165,718	1,878,713
Customer deposits	113,657	35,749
Taxes payable	-	13,703
Due to related parties	943,584	1,233,155
Accrued liabilities and other payables	442,280	614,150
Total Current Liabilities	2,870,759	5,896,847
Non-current liabilities
Deferred tax liability	1,784,875	2,053,512
Total Liabilities	$4,655,634	$7,950,359

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Liquidity

For the year ended December 31, 2019, the Company had a significant decrease in net income. In addition, the Company closed Babiku and Zhongzhu, and sold Tantech Energy’s remaining operation due to business strategic changes during the years ended December 31, 2019 and 2018. All of these events had significant impact on the Company’s operations.

For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers as online shopping has become increasingly popular. The Company has been experiencing longer collection periods. That leads to higher balances of accounts receivable as compared to prior years. Meanwhile, the EV sector is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $12.4 million cash on hand as of December 31, 2019. Although the Company maintains a positive working capital as of December 31, 2019 and generated positive cash flows from its continued operations during the year ended December 31, 2019, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of December 31, 2019 and 2018, the Company had a short-term loan balance of approximately $6.9 million and $7.7 million, respectively. In addition, the Company had bank acceptance notes payable balance of approximately $0.2 million and $2.1 million as of December 31, 2019 and 2018, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2020.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Discontinued operations

On December 14, 2017, the Company entered into a sale agreement and related agreements (the “EDLC Agreements”) to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Registrant’s former Chief Technology Officer. Pursuant to the EDLC Agreements, total purchase price was approximately $2.5 million (RMB 16 million) (the “Purchase Price”). The purchase price is payable in ten years with initial payment of approximately $0.7 million (RMB 4.48 million) due in fiscal 2017. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Buyer is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate.

On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in Tantech Energy to an unrelated third party with a consideration of RMB 6,500,000 (approximately US$941,000). The Company completed the disposition process in July 2019. The Company recorded a loss of $569,891 on disposal of Tantech Energy which was included in the loss from disposal of discontinued operations on statements of comprehensive income (loss).

During the year ended December 31, 2018, the Company closed the business operation of Lishui Zhongzhu and Tantech Babiku, due to business strategy change. In connection with the discontinued operations of the above businesses, the revenue and expenses for the year ended December 31, 2017 have been retrospectively reclassified as discontinued operations.

The aggregated financial results of the discontinued business are set forth below.

	December 31	December 31
	2019	2018
Cash and cash equivalent	$-	$32,919
Accounts receivable	-	5,257,684
Inventory	-	475,827
Advances to suppliers	-	2,647,415
Prepaid value-added taxes	-	72,742
Other receivables	-	26,567
Total current assets from discontinued operations	-	8,513,154

Accounts receivable from EDLC business	-	1,235,489
Property, plant and equipment, net	-	6,012,285
Intangible assets, net	-	1,310,741
Total non-current assets from discontinued operations	-	8,558,515
Total assets from discontinued operations	-	17,071,669

Accounts payable	-	1,038,888
Customer deposits	-	337,743
Taxes payable	-	140,212
Accrued liabilities and other payables	-	145,409
Total current liabilities from discontinued operations	-	1,662,252
Total liabilities from discontinued operations	$-	$1,662,252

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Discontinued operations (continued)

	For the period from January 1 to July 31,	Year ended December 31,	Year ended December 31,
	2019	2018	2017
Revenue	$3,803,430	$9,107,922	$4,189,190
Cost of revenues	4,048,640	9,116,707	2,097,436
Gross profit (loss)	(245,210)	(8,785)	2,091,754
Operating expenses	629,525	3,164,918	1,270,723
(Reversal of) Bad debt provision	(1,144,417)	(1,477,631)	2,916,445
Income (loss) from operations	269,682	(1,696,072)	(2,095,414)
Other income, net	797	1,779,439	2,168,132
Income before income taxes	270,479	83,367	72,718
Income taxes	-	-	7,168
Income from discontinued operations, net of tax	$270,479	$83,367	$65,550

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	December 31 2019	December 31, 2018

Accounts receivable – non-related parties	$45,083,689	$37,177,953
Allowance for doubtful accounts	(5,731,281)	(4,682,592)
Accounts receivable, net	$39,352,408	$32,495,361

The movement of allowance for doubtful accounts are as follows for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
Balance at beginning of year	$4,682,592	$3,794,065
Addition to allowance for doubtful accounts	1,286,997	947,770
Translation adjustments	(238,308)	(59,243)
Balance at end of year	$5,731,281	$4,682,592

Note 7 – Inventory

Inventory consisted of the following:

	December 31, 2019	December 31, 2018

Raw materials	$515,658	$1,619,504
Finished products	79,269	261,283
Work in process	700	76,271
Total Inventory	$595,627	$1,957,058

For the years ended December 31, 2019, 2018 and 2017, the Company recorded inventory write –offs in the amounts of $1,030,236, $700,379 and $13,908, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Advances to suppliers

	December 31, 2019	December 31, 2018

Advances to suppliers	$14,596,906	$15,813,997
Allowance for doubtful accounts	(1,517,017)	(1,426,769)
Advances to suppliers, net	13,079,889	14,387,228
Less: Advances to suppliers, non-current	-	-
Advances to suppliers, current	$13,079,889	$14,387,228

The movement of allowance for doubtful accounts are as follows for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
Balance at beginning of year	$1,426,769	$627,151
Addition to allowance for doubtful accounts	162,859	809,411
Translation adjustments	(72,611)	(9,793)
Balance at end of year	$1,517,017	$1,426,769

Advances to suppliers – non-current

	December 31, 2019	December 31, 2018

Zhibo Jieli Special Battery Material Co., Ltd *	$430,800	$453,900
Allowance for doubtful accounts	(430,800)	(453,900)
Advances to suppliers – non-current, net	$-	$-

* representing the prepayments made to acquire machinery.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Manufacturing rebate receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria listed, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for approximately $6,000 and $29,400 in government manufacturing rebates for each of the qualifying electric vehicles sold during the years ended December 31, 2018 and 2017, respectively. Shangchi Automobile didn’t sell any electric vehicles during the year ended December 31, 2019.

The Company sold nil, 109 and 100 qualified electric vehicles during the years ended December 31, 2019, 2018 and 2017, respectively and recognized $Nil, $644,959 and $2,942,190 manufacturing rebate income as part of revenue and corresponding receivable for the years ended December 31, 2019, 2018 and 2017, respectively, because the management believes that the electric vehicles sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured.

As of December 31, 2019, the manufacturing rebate receivable was $7,746,116 (RMB 53,942,315), including $4,250,560 (RMB 29,600,000) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2016, $2,858,582 (RMB 19,906,560) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2017 and $636,974 (RMB 4,435,755) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2018. The Company has not received the full payment of those eligible government rebates for the sales made in the fiscal year 2016 due to the recent slower processing of rebates. The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020.

Note 10 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2019	December 31, 2018

Building	$5,199,348	$5,473,555
Machinery and Production equipment	1,901,886	2,012,061
Electronic equipment	240,606	203,491
Office equipment	55,961	55,407
Automobiles	501,156	527,485
Construction in progress	117,014	121,255
Subtotal	8,015,971	8,393,254
Less: Accumulated depreciation	(5,315,937)	(5,152,634)
Property, plant and equipment, net	$2,700,034	$3,240,620

Depreciation expense was $703,113, $1,049,274 and $613,296 for the years ended December 31, 2019, 2018 and 2017, respectively, among which $462,639, $628,144, and $576,953 were for continuing operations.

As of December 31, 2019, and 2018, building with net book value of $966,201 (all from continuing operations) and $7,139,561 (among which $1,149,156 from continuing operations and $5,990,405 from discontinued operations), respectively, were pledged as collateral for bank loans (Note 12).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets, net

	December 31, 2019	December 31, 2018

Software	$24,314	$25,619
Electric vehicle registered license**	11,899,171	13,690,078
Land use rights*	287,800	303,232
Patents**	4,308,000	4,539,000
Subtotal	16,519,285	18,557,929
Less: Accumulated amortization	(3,560,268)	(3,289,867)
Intangible assets, net	$12,959,017	$15,268,062

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2019, and 2018, land use rights with net book value of $194,745 (all from continuing operations) and $1,521,993 (among which $211,252 from continuing operations and $1,310,741 from discontinued operations), respectively, were pledged as collateral for bank loans (Note 12). The land use rights are amortized over 50 years and the software is amortized over 5 years.

** Electric vehicle registered license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 for the registered license.

Amortization expense for intangible assets totaled $459,898, $602,959 and $201,647 for the years ended December 31, 2019, 2018 and 2017, respectively, among which $441,489, $443,318 and $201,647 were for continuing operations.

Note 12 – Short-term bank loans

The Company’s short-term bank loans consist of the following:

	December 31, 2019	December 31, 2018

Loan payable to Bank of China Lishui Branch	$4,132,808	$4,808,314
Loan payable to SPD Bank Lishui Branch	2,728,400	2,874,700
Total	$6,861,208	$7,683,014

On February 26, 2019, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,436,000 (RMB 10 million) for one year with annual interest rate of 4.35%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in January 2020.

On March 18, 2019, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,696,808 (RMB 18.78 million) for one year with annual interest rate of 6.05%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the present CEO and previous COO of the Company. The loan was fully repaid upon maturity in January 2020.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term bank loans (continued)

On November 4, 2019, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow $ 2,728,400 (RMB 19 million) with fixed annual interest rate of 5.22% and mature date of April 30, 2020. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000). The loan was fully repaid upon maturity in April 2020.

As of December 31, 2019, total bank loans payable amounted to $6,861,208.

On August 16, 2018 and August 20, 2018, Tantech Bamboo entered into two short-term loan agreements with Bank of China (Lishui Branch) to borrow $1,513,000 (RMB 10 million) and $1,328,414 (RMB 8.78 million) for seven months with a fixed annual interest rate of 6.01% and 6.06%, respectively. The purpose of the loans was to fund working capital needs. The loans were collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,570,000) as of December 31, 2018. These two loans were also guaranteed by two individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang. In addition, loan principal of $1,513,000 (RMB 10 million) was further guaranteed by a related party, Lishui Jiuanju Trading Co., Ltd., the president of which was also the present CEO and previous COO of the Company. These two loans were fully repaid upon maturity in March 2019.

On August 1, 2018, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,966,900 (RMB 13 million) for seven months with a fixed annual interest rate of 6.1%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by a property owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in February 2019.

On November 23, 2018, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow $2,874,700 (RMB 19 million) for a year with fixed annual interest rate of 6.96%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.4 million (RMB29,250,000) as of December 31, 2018. The loan was also guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. This loan was fully repaid upon maturity in November 2019.

As of December 31, 2018, total bank loans payable amounted to $7,683,014.

For the years ended December 31, 2019, 2018 and 2017, the interest expense related to bank loans was $421,646, $378,857 and $479,358, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of one year. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2019, and 2018, deposits of $205,520 and $2,121,377 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31, 2019	December 31, 2018

Bank acceptance notes payable issued by Bank of Zhang Jiagang Leyu Branch	(a)	$-	$2,121,377
Bank acceptance notes payable issued by SPD Bank Zhang Jiagang Branch	(b)	205,520	-
Total		$205,520	$2,121,377

(a)	Bank acceptance notes payable of $2,121,377 (RMB14,021,000) issued by Bank of Zhang Jiagang Leyu Branch with due dates from February 7, 2019 to June 28, 2019. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

(b)	Bank acceptance notes payable of $205,520 (RMB1,431,200) issued by Shanghai Pudong Development Bank Zhang Jiagang Branch with due date on January 12, 2020. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Related Party Balances and Transactions

The balances due to related parties were as follows:

	December 31, 2019	December 31, 2018

Dr. Henglong Chen and his affiliates *	$932,616	$1,227,773
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	693,504	874,402
Total	$1,626,120	$2,102,175

* Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of December 31, 2019 and 2018, Dr. Henglong Chen and his affiliates advanced $932,616 and $1,227,773 to the Company for its working capital purpose, respectively.

As of December 31, 2019 and 2018, the Company also borrowed $693,504 and $874,402 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose. For the year ended December 31, 2017, the Company borrowed $1,537,000 from Mr. Yulong Chen, a shareholder of the Company for working capital purpose. The balance was fully repaid during the year ended December 31, 2018.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang and his wife Ms. Yefang Zhang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans (Note 12).

Note 15 – Commitments and Contingencies

Guaranty provided for related party

In July 2017, Tantech Energy provided a guarantee with a bank on behalf of Forasen Group for maximum amount of approximately $8 million (RMB 57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 23, 2020.

In March 2019, Tantech Bamboo provided a guarantee with a bank for Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) for maximum amount of approximately $1.4 million (RMB 10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on March 4, 2022. Forasen Food is controlled by Ms Yefang Zhang who is the Company’s director.

Operating lease

Shangchi Automobile leased certain factory facilities under operating leases through May 9, 2019. The annual rent under operating lease agreement was approximately $144,000 (RMB 1 million). This agreement was renewed for the period from May 10, 2019 to August 31, 2019 with daily rent of approximately $400 (RMB2,740). On August 10, 2019, Shangchi Automobile signed a new operating lease agreement with the landlord for one year until August 9, 2020 with annual rent of approximately $144,000 (RMB 1 million).

Shenzhen E-Motors leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $13,500 (RMB93,600). The lease agreement was renewed for another year until November 11, 2020.

Tantech Bamboo leased factory facilities and office space from Tantech Energy after Tantech Energy was sold in July 2019 under operating leases until December 31, 2019 with rent free for the whole period in 2019. This agreement was renewed for another year from January 1, 2020 to December 31, 2020 with annual rent of approximately $178,000 (RMB1,238,784).

The rental expense for the years ended December 31, 2019, 2018 and 2017 were $167,526, $139,507 and $73,184, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies (continued)

Contingency

In May 2018, our wholly owned subsidiary Tantech Bamboo signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of approximately $4.2 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another third party agreed to purchase the shares from the plaintiff by paying approximately $13 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $13 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. The other third party has paid approximately $4.6 million (RMB 32.06 million) and approximately $8.4 million (RMB 57.94 million) remains unpaid.

Accordingly, in June 2020, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), another related party, issued to Tantech Bamboo an anti-guaranty guaranty to guarantee Tantech Bamboo’s potential payment obligation, and a bank statement of approximately $10.1 million (RMB 70 million). Therefore, the Company’s PRC counsel believes Tantech Bamboo’s legal risk has been relieved to some extent. The company believes that it is more likely than not that LJC will perform its guaranty obligation and Tantech Bamboo will not need to make the payment.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Stockholders’ equity

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

Management determined that these warrants are equity instruments because the warrants are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2019, the total number of warrants outstanding was 1,078,045 with remaining life of 3 years. No warrants were exercised since the issuance date.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Noncontrolling Interests

A reconciliation of non-controlling interest as of December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018

Beginning Balance	$7,918,096	$8,799,460
Proportionate shares of net loss	(3,601,728)	(896,769)
Foreign currency translation adjustment	29,848	15,405

Total	$4,346,216	$7,918,096

As of December 31, 2019 and 2018, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen E-Motors.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Long term investments

On January 10, 2018, the Company invested approximately $18.2 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the southwestern province of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million (approxiamately $6.65 million). The consideration equals 18% of RMB 257.354 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company. It is renewing a government-issued mining permit which expired on May 20, 2019. The mining permit would provide it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB 257.354 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

On December 17, 2019, Lishui Tantech entered into a supplementary agreement to the Investment Agreement (the “Supplementary Agreement,” and collectively with the Investment Agreement, the “Agreements”) with Jingning Zhonggang and Lishui Zhonggang Mining Co., Ltd. (“Lishui Zhonggang”). Jingning Zhonggang is a wholly-owned subsidiary of Lishui Zhonggang. Pursuant to the Supplementary Agreement, if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, Lishui Tantech has the option to terminate the Investment Agreement and Jingning Zhonggang is obligated to return all of the consideration paid by the Company within 30 days after the termination date and the interest calculated by the relevant loan rate of the People’s Bank of China. Lishui Zhonggang, as the only shareholder of Jingning Zhonggang, will be jointly and severally liable for Jingning Zhonggang’s liabilities under the Agreements. Due to COVID-19 pandemic in early 2020, the permit renewal process has been delayed. Accordingly, the Company is in the process of negotiating an investment agreement amendment to extend the renewal due date from June 30, 2020 to December 31, 2020.

After a series of transactions and reorganization, as of December 31, 2019, The Company and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements would enable Tantech to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhongkuang.

As the Company did not have significant influence over the equity investee, the investments were accounted for using the cost method. For the years ended December 31, 2019 and 2018, the Company did not recognize any impairment losses for the long term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018

Prepaid corporation income tax	$356,121	$-
Prepaid value-added tax	2,040,228	2,136,988

Total	$2,396,349	$2,136,988

Taxes Payable

Taxes payable as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018

Corporation income tax payable	$-	$227,386
Other tax payable	102,704	117,177

Total	$102,704	$344,563

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

Lishui Tantech, Shenzhen E-Motors, Jiamu, Jiyi, Wangbo, Bamboo Tourism, Tantech Charcoal, Tantech Babiku and Tanbo Tech are all subject to income tax at unified rate of 25%.

The impact of the tax holidays noted above decreased foreign taxes by $381,033, $158,424 and $899,503 for the years ended December 31, 2019, 2018 and 2017, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.01, $0.01 and $0.03 for the years ended December 31, 2019, 2018 and 2017, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2019, 2018 and 2017:

	Years ended December 31,
	2019	2018	2017
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(11)%	(8)%	(10)%
Permanent difference and others	4%	(1)%	2%
Changes of deferred tax assets valuation allowances	(22)%	35%	17%
Total	(4)%	51%	34%

(a)	Two of the Company’s subsidiaries, Tantech Bamboo and Shangchi Automobile are subject to tax rate of 15%.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes (continued)

The provision for income tax consisted of the following:

	Years ended December 31,
	2019	2018	2017
Current	$529,162	$1,031,158	$1,334,254
Deferred	(165,500)	-	193,749
Total	$363,662	$1,031,158	$1,528,003

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Allowance for doubtful accounts and other reserves and impairments	$4,426,306	$2,389,719
Valuation allowance	(4,426,306)	(2,389,719)
Total	$-	$-

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$1,949,004	$2,053,512
Impairment of intangible assets acquired through acquisition	(164,129)	-
Total	$1,784,875	$2,053,512

At December 31, 2019 and 2018, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2019 and 2018, the valuation allowance was $4,426,306 and $2,389,719, respectively. The net change in the valuation allowance was an increase of $2,036,587, $707,013 and $1,212,303 for the years ended December 31, 2019, 2018 and 2017, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results of consumer products, trading and electric vehicles separately. The Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles, and trading. Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts trading businesses related to bamboo charcoal products. Electric Vehicle segment (“EV”) was acquired in July 2017.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2019, 2018 and 2017, respectively.

	Consumer product			Trading				EV		Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Revenue from external customers	$45,821,163	$22,388,827	$31,889,149	$3,379,705	$3,776,842	$1,829,475	$29,702	$3,395,730	$8,578,988	$ 49,230,570	$29,561,399	$42,297,612
Revenue from inter segment	(1,005,029)	(7,790,931)	(2,736,204)	-	-	(24,550)	-	-	-	(1,005,029)	(7,790,931)	(2,760,754)
Cost of revenue	40,138,663	14,347,896	23,693,289	2,270,766	3,290,089	1,412,062	843,641	3,894,334	6,636,402	43,253,070	21,532,319	31,741,753
Gross profit	5,682,500	8,040,931	8,195,860	1,108,939	486,753	417,413	(813,939)	(498,604)	1,942,586	5,977,500	8,029,080	10,555,859
Interest Expenses	355,400	292,996	290,383	71,979	126,030	124,587	15,883	207,317	136,162	443,262	626,343	551,044
Depreciation & amortization	276,170	420,301	454,178	-	-	25,345	627,958	526,725	299,075	904,128	947,026	778,598
Capital expenditure	6,787,833	13,512,820	74,202	-	209,721	-	12,106	792,981	8,061	6,799,939	14,515,522	82,263
Segment assets	81,944,714	84,899,512	83,024,439	9,487,143	7,777,390	5,988,364	24,018,920	41,517,112	49,474,923	115,450,777	134,194,014	138,487,726
Segment profit	$2,430,387	$4,135,969	$5,258,037	$(83,910)	$(134,511)	$203,157	$(12,005,760)	$(3,004,827)	$(2,513,613)	$ (9,659,283)	$996,631	$2,947,581

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2019	2018	2017
Revenue from China	$49,230,570	$29,561,399	$42,297,612
Revenue directly from foreign countries	-	-	-
Total Revenue	$49,230,570	$29,561,399	$42,297,612

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2019, six major customers accounted for approximately 19%, 19%, 18%, 17%, 13% and 12% of the Company’s total sales, respectively. For the year ended December 31, 2018, two major customers accounted for approximately 37% and 12% of the Company’s total sales, respectively. For the year ended December 31, 2017, two major customers accounted for approximately 39% and 8% of the Company’s total sales, respectively.

As of December 31, 2019, five customers accounted for approximately 30%, 18%, 18%, 16% and 16% of the Company’s accounts receivable balance. As of December 31, 2018, three customers accounted for approximately 45%, 13% and 11% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2019, three major suppliers accounted for approximately 38%, 20% and 18% of the Company’s total purchases, respectively. For the year ended December 31, 2018, three major suppliers accounted for approximately 33%, 24% and 15% of the Company’s total purchases, respectively. For the year ended December 31, 2017, three major suppliers accounted for approximately 28%, 17% and 16% of the Company’s total purchases, respectively.

Note 22 – Subsequent events

Bank loans

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.6 million (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also the present CEO and previous COO of the Company.

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $1.4 million (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.4 million (RMB 10 million).

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow approximately $2.7 million (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 – Subsequent events (continued)

Equity investment

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying RMB 46.50 million (approximately $6.6 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Corporation structure reorganization

On January 2, 2020, Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) was established as a wholly owned subsidiary of Lishui Xincai with authorized share capital of RMB 5 million. Jikang Energy is a holding company and does not conduct any substantial business.

On January 3, 2020, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tanbo Tech to Lishui Xincai.

On January 10, 2020, Lishui Tantech transferred all of its shares in its wholly-owned subsidiary Tantech Bamboo to Jikang Energy.

After the above transfers, Tantech Bamboo becomes the wholly-owned subsidiary of Jikang Energy. Jikang Energy, Tanbo Tech and Tantech Charcoal become the wholly-owned subsidiaries of Lishui Xincai.

Stockholders’ equity

On March 23, 2020, the Company issued 35,592 shares of common stock to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance. The entire cost of $33,812 was amortized over the 6-month service period using straight line method.

COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from January to May 2020, the Company’s revenues for consumer product segment could be approximately 20% lower as compared to the same period of last year, however, the sales for trading segment increased due to the significant increased demand for bamboo charcoal used for air purification and sanitation products.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

