Form 20-F/A
period 2019-12-31
TANTECH HOLDINGS LTD
filed 2020-07-06
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) filed by Tantech Holdings Ltd (the “Company”) on June 30, 2020. The Company is filing this Amendment solely to add disclosure that, in originally filing the Annual Report, the Company relied on the order of the U.S. Securities and Exchange Commission (the “SEC”) issued under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 4, 2020 (Release No. 34-88318), as modified and superseded by the SEC order issued on March 25, 2020 (Release No. 34-88465) (collectively, the “Order”), for an extension of the original due date for the Annual Report. The Company made the original filing on June 30, 2020, within 45 days (the 45th day is a Sunday and June 15 is the next business day), plus an additional 15 days (based on the Company’s Notification of Late Filing on Form 12b-25, filed on June 12, 2020), after the original due date, as permitted under the Order. The disclosure under the heading “Reliance on SEC Order” below is hereby added as an explanatory note at the beginning of Part I.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Since no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 (Controls and Procedures), paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the original filing was made. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment should be read together with the original filing of the Annual Report and the Company’s other filings with the SEC.

RELIANCE ON SEC ORDER

The Company hereby notes that it has relied on the Order in delaying the filing of its Annual Report until June 30, 2020. On April 22, 2020, the Company filed a Current Report on Form 6-K (the “Form 6-K) to indicate its intention to rely on the order issued by the United States Securities and Exchange Commission (the “SEC”) on  March 25, 2020 (the “Order”) to delay the filing of its Annual Report on Form 20-F due to circumstances related to the COVID-19 pandemic. As described in the Form 6-K, as a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company closed its corporate offices and halted its production operations after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. Restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its financial statements. This has hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time. On June 12, 2020, the Company filed a “Notification of Late Filing” on Form 12b-25 pursuant to Rule 12b-25 of the Exchange Act to further delay the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

TANTECH HOLDINGS LTD.

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Date: July 6, 2020