Form 20-F
period 2020-12-31
TANTECH HOLDINGS LTD
filed 2021-04-27
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-36885

TANTECH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City

Zhejiang Province 323000, People’s
Republic of China

(Address of principal executive offices)

Mr. Weilin Zhang

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City

Zhejiang Province 323000

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

35,894,097

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

		For the year ended December 31,
	2020	2019	2018	2017	2016
Revenues	$42,284	$49,230	$29,561	$42,298	$39,902
Gross profit	4,476	5,977	8,029	10,556	13,023
Operating expenses	14,821	14,886	5,679	5,984	4,372
Income (loss) from operations	(10,345)	(8,909)	2,350	4,572	8,651
Income (loss) from continuing operations before income tax expense (credit)	(10,634)	(9,295)	2,028	4,476	8,333
Income tax expense (credit)	(612)	364	1,031	1,528	1,367
Net income (loss) from continuing operations	(10,022)	(9,659)	997	2,948	6,966
Net income (loss) from discontinued operations	-	(299)	83	65	(2,358)
Net income (loss)	(10,022)	(9,958)	1,080	3,013	4,608
Net income (loss) attributable to the non-controlling interest	(3,502)	(3,602)	(897)	(754)	308
Net income (loss) attributable to common stockholders	$(6,520)	$(6,356)	$1,977	$3,767	$4,299
Earnings (loss) from continuing operations per share	$(0.22)	$(0.21)	$0.07	$0.15	$0.19
Earnings (loss) from discontinued operations per share	$0.00	$(0.01)	$0.00	$0.00	$(0.10)

Balance sheet data:

	As of December 31,
	2020	2019	2018	2017	2016
Working capital	$65,097	$49,028	$48,159	$62,456	$49,560
Current assets	81,901	68,162	70,314	89,245	63,659
Total assets	116,295	115,451	134,194	138,487	94,303
Current liabilities	16,804	19,134	22,155	26,789	14,097
Total liabilities	16,804	20,919	24,208	28,875	14,097
Total equity	$99,491	$94,532	$109,986	$109,612	$80,206

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk factors.

Risks Related to Our Business and Industry

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to produce our products, as well as temporary closures of our facilities or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our services and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the fiscal year 2021.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. In compliance with the government mandates, the Company temporarily closed and its production operations were halted after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. The COVID-19 outbreak had a significant adverse impact on our business and operations of our fiscal year 2020. While the spread of the disease has gradually been under control in China, COVID-19 could adversely affect our business and financial results for the fiscal year 2021.

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products and vehicle products.

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

The demand for our vehicle products, such as electric vehicles (EVs) and fuel midibuses, are also impacted by Chinese economy. As a result, the slowed Chinese economy will negatively affect sales of our vehicle products.

If we are unable to develop products that meet the demands of our customers, sales of our products could decrease.

As a company that focuses primarily on consumer products in our Charcoal Doctor line of products, and to a lesser extent vehicles and mining, we rely on our ability to predict the needs and desires of customers several months before fulfilling orders for distributors. If we are unable to accurately forecast our customers’ preferences, we may lose market share to our competitors.

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

Our primary business activities focus on bamboo-related products. Because our focus is limited in this way, any risk affecting the bamboo industry or consumers’ desire for bamboo- and bamboo charcoal-related products could disproportionately affect our business. Though we are broadening our business focus to vehicles and investments in mining, our lack of product and business diversification at this time could inhibit the opportunities for growth of our business, revenues and profits.

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

Our electric vehicle (EV) business of Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) does not meet our expectation when we acquired it, and we do not know if such business will grow in the future.

We acquired 70% of Shangchi Automobile, formerly known as Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”), in 2017 as we valued its potential in EV business. While the overall EV market in China is growing, Shangchi Automobile’s EV business has not reached to our original expectation. During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $11,998,606 for the year ended December 31, 2020. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

Our future growth of EV business is highly dependent upon the adoption by customers of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles (EVs) in particular. The market for alternative fuel vehicles (including EVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, evolving government regulation and industry standards both domestically and abroad, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for EVs in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Our high concentration of vehicle sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

For the year ended December 31, 2020, one customer accounted for 100% of vehicle sales for Shangchi Automobile. For the year ended December 2018, another customer accounted for 100% of vehicle sales for Shangchi Automobile. No vehicle sales happened in the year ended December 31, 2019 from an accounting perspective. Mainly due to the concentration of sales to relatively few customers, loss of one customer will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

Our vehicle models are highly dependent on the approvals from the Ministry of Industry and Information Technology of the People’s Republic China (the “MIIT”). A failure to obtain approval quickly or at all might cause significant delays in production and sales, results of operations and financial conditions.

Through Shangchi Automobile, we submit certain vehicle models’ application to the MITT from time to time. The MIIT’s approval of our application is the key for us to produce and sell any related vehicle products. Any delays or rejections in our applications will have significant negative impact on our Shangchi Automobile’s operations and financial conditions.

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

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced EV products, which could result in the loss of competitiveness of our EVs, decreased revenue and a loss of market share to competitors.

Our strategy of developing driverless street sweepers may fail and as a result, our future results of operations and growth prospects may be materially and adversely affected.

We have been focusing on developing driverless street sweepers. While we believe the potential market of these products could be considerable, there are chances that our driverless street sweepers do not have competitive strengths, the demand is not as much as we expect, or the revenue is not high enough to cover our costs including R&D expenses. Accordingly, our strategy of developing driverless street sweepers may fail and we may lose all of our investments. Our future results of operations and growth prospects may be materially and adversely affected.

If we are unable to keep up with advances in EV technology, we may suffer a decline in our competitive position.

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

The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. The policy changes have caused certain uncertainties and negative impacts on our EV operations and may cause further negative impacts on our EV segment. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. The reduction of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. Accordingly, we plan to inspect the batteries of our EVs. In addition, we decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019 which has become stricter in 2020 and 2021.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

We do not own 100% of our electric vehicle subsidiary, and we are a minority investor in Libo Haokun and Fuquan Chengwang, our mining investments.

We only own 70% of Shangchi Automobile. Zhangjiagang Jinke Chuangtou Co., Ltd. (“Jinke”) holds the remaining 30% equity interest in Shangchi Automobile and has significant influence on its operation. The potential for differences between us and Jinke may result in ineffective operation of Shangchi Automobile and our operating results would be materially negatively affected.

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company, and an indirect 14.76% interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a basalt mining company. As such, we have an inability to control or significantly influence Libo Haokun’s and Fuquan Chengwang’s management and operations. If we believe that Libo Haokun and Fuquan Chengwang are being managed or operated ineffectively, we have limited options.

Outstanding bank loans may reduce our available funds.

We have approximately $7.3 million in outstanding bank loans and bank acceptance notes payable as of December 31, 2020. The loans and payables are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $37.1 million in cash and approximately $81.9 million of current assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

On January 27, 2016, we entered into a framework agreement to acquire Suzhou E-Motors which is now known as Shangchi Automobile, a specialty electric vehicles manufacturer. Pursuant to the Call Option Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile with total cash consideration of RMB 103,200,000 (approximately $15.9 million) and a share consideration of 2,500,000 restricted shares of the Company’s common stock.

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

In January 2018, we made a purchase of an indirect 18% interest in Libo Haokun, a marble mining operating company. In November 2019, we made a purchase of an indirect 18% interest in Fuquan Chengwang, a basalt mining company. The Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% in April 2020 after a third party signed an investment agreement with Jingning Meizhongkuang Industry Co., Ltd. to invest in Fuquan Chengwang by paying $7.13 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. Libo Haokun’s and Fuquan Chengwang’s mining and processing operations are subject to a number of operating risks and hazards, some of which are beyond our control. These operating risks and hazards include: (i) unexpected maintenance or technical problems; (ii) periodic interruptions of its mining operations due to inclement or hazardous weather conditions and natural disasters; (iii) industrial accidents; (iv) power or fuel supply interruptions; (v) critical equipment failures; and (vi) unusual or unexpected variations in the quarry and geological or mining conditions, such as instability of the slopes and subsidence of the working areas. These risks and hazards may result in personal injury, damage to, or destruction of, properties or production facilities, environmental damages, business interruptions and damage to Libo Haokun’s and Fuquan Chengwang’s business reputation. In addition, the breakdown of machinery and equipment, difficulties or delays in obtaining replacement machinery and equipment, natural disasters, industrial accidents or other events could temporarily disrupt its operations. Any disruption for a sustained period to the operations of Libo Haokun’s and Fuquan Chengwang’s quarry or supporting infrastructure, or any change to the natural environment surrounding its quarry may have a material adverse effect on our investment in Libo Haokun and Fuquan Chengwang.

In addition, while Fuquan Chengwang has received a renewed government-issued mining permit with a term from March 2021 to March 2024, it took long time for it to go through the renewal process, and we do not know if it will be able to renew it again when the permit expires.

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

The exploration for natural resources and the development and production of mining operations are activities that involve a high level of uncertainty. These can be difficult to predict and are often affected by risks and hazards outside of our control. These factors include, but are not limited to:

●	Industrial accidents, including in connection with the operation of mining transportation equipment and accidents associated with the preparation and ignition of any blasting operations, milling equipment, conveyor systems and transportation of chemicals, explosions or other materials;

●	Environmental hazards, including discharge of metals, concentrates, pollutants or hazardous chemicals;

●	Surface or underground fires or floods;

●	Unexpected geological formations or conditions (whether in mineral or gaseous form);

●	Ground and water conditions;

●	Fall-of-ground accidents in underground operations;

●	Seismic activity; and

●	Other natural phenomena, such as lightning, cyclonic or tropical storms, floods or other inclement weather conditions.

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

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key charcoal product customers could reduce our revenues and our profitability.

Our key charcoal product customers are principally third-party distributors in the PRC. For the years ended December 31, 2020, five major customers accounted for approximately 28%, 20%, 14%, 12% and 10% of the Company’s total charcoal product sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 92%, 90% and 92% of our total sales in 2020, 2019 and 2018, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the year ended December 31, 2020, two major suppliers accounted for approximately 70% of the Company’s total purchases. For the years ended December 31, 2019 and 2018, three major suppliers accounted for approximately 76% and 72% of the Company’s total purchases, respectively.

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

We generate a large proportion of our sales revenue through wholesale channels and distribution networks requiring us to extend net-90 day payment terms in most cases. These payment terms are difficult to negotiate given the significant bargaining power of the counterparties to the agreements. For this reason, we rely on banking facilities to overcome cash flow shortfalls between delivery and payment collection. Although we engage third-party debt collection agencies when required to manage counterparty risk, we cannot guarantee that we will receive payment in a timely fashion from our customers. To the extent we fail to receive payment in time to service our banking facilities, our business to be materially impacted.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the home respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems; and

●	increased marketing, sales and support activities; and hiring and training of new personnel.

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

The trading price of our shares has been fluctuated over the past year. And we encountered an over 90% decline in market value since 2015. The continued decline in our share price could continue to harm investor confidence, affect our ability to retain existing investors, affect our ability to attract potential investors, affect our ability to maintain access to the capital market, or have other material adverse effects on us in ways that are not predictable.

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

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently hold five patents on charcoal products and eighteen patents on vehicles.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

We are dependent on our brand and trademarks.

We rely on our “Charcoal Doctor” brand in the marketing and distribution of a majority of our bamboo charcoal products. We believe that we have built significant goodwill in our brand in terms of the quality of products and services and it is widely recognized by the industry in the PRC. We consider our “Charcoal Doctor” brand to be vital in promoting product recognition and customer loyalty. Hence, if there are any major defects in our products or adverse publicity on our brand, the goodwill in our “Charcoal Doctor” brand will be adversely affected and our customers may lose confidence in our products. This will adversely affect our sales of charcoal products, hence affecting our business and financial performance.

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

Risks Related to Doing Business in China

Chinese economic downturn or growth slowdown may harm our business.

Since 2010, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurants, the hospitality industry, auto industry, and discretionary consumer spending. Our business operations in China mainly rely on consumer cash availability and spending, consumer demand for our products and consumer confidence, which are impacted by an economic downturn. The recent rapid spread of COVID-19, or fear of such an event, can have a material adverse effect on the demand for our products and therefore have a material adverse effect on our business and results of operations. Office closings, travel restrictions and required quarantines implemented in China has caused significant slowdown of China’s economic growth and could further adversely affect China’s economy resulting in an economic downturn. If China’s economy continues to slow down or go into recession, our financial and operation results could be materially and adversely affected as a result of slower consumer spending on our products or below par performance of the consumer discretionary goods industries.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

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

However, although both SAT Notice 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that THL or USCNHK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our common stock, or the gain our non-PRC stockholders may realize from the transfer of our common stock, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their common shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

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

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2020 version, effective July 23, 2020 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the general automobile industry falls in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for some categories such as electric vehicle which is not prohibited).

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

Another example is the changes to the Chinese government’s subsidy/rebate support policies to EV manufactures. Those changes have happened on a yearly basis and are at least partially causing delays in our collection of the accounts receivable.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the People's Republic of China (the “SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2020, 2019 and 2018, we had adjustments of $5,892,311, $(5,494,731) and $(949,689), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and the SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The Nasdaq Capital Market (the “Nasdaq”) require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

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

In July 2020, we provided a guaranty on a line of credit on behalf of a related party, Zhejiang Forasen Food Co., Ltd. (“Forasen Food”). Forasen Food’s outstanding line of credit of RMB 10 million (approximately $1.5 million) will expire on July 8, 2023.

In connection with this guaranty, we pledged our building and land’s rights as collateral for Forasen Food’s loans.

At the time we offered these guarantees, we believed Forasen Food would be able to repay (and would in fact repay) such loans and bank acceptance notes. Forasen Food, like our Company, is controlled by Ms. Yefang Zhang. For this reason, we are aware that Forasen Food has historically had a strong credit history with the banks with which it does business.

We also guaranteed the share repurchase obligation of a related party in 2018 and that guaranty has been replaced by a guaranty for the share purchase obligation of an unrelated party in 2019. In May 2018, our wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group Co., Ltd. (“Forasen Group”), in favor of an unrelated third party. Such third party filed a complaint to claim a payment of RMB 29.50 million against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another unrelated third party agreed to purchase the shares from the plaintiff by paying RMB 90 million, and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the RMB 90 million and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. The other unrelated third party has paid approximately $5.3 million (RMB 34.86 million) and approximately $8.5 million (RMB 55.14 million).

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

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 31.5% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership.”

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2021. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Ms. Zhang also indirectly controls 22.04% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. Neither Ms. Zhang nor Mr. Wang currently holds any position at CN Energy.

Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company, Farmmi and CN Energy which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Farmmi or CN Energy to engage in the business that we conduct. Although, because of this non-competition agreement, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of this agreement may be challenged and a conflict of interest may occur.

In addition, we have permitted Forasen Group to occupy and use 6,415.32 square meters of our Tianning Street real property as office and factory facilities. We have not historically charged Forasen Group for such usage, but plan to do so in the near future. Although we believe we engage in sound corporate governance practices, there remains the risk that our company may be negatively affected by our directors’ or executive officers’ conflicts of interest.

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

Risks Related to Ownership of Our Common Shares

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by The Nasdaq Stock Market LLC (“NASDAQ”), and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on NASDAQ in the future.

On April 21, 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, NASDAQ filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Prager Metis CPAs, LLC, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our continued listing on NASDAQ in the future, to which NASDAQ may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly as we have ceased to be an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on March 24, 2015, the trading price of our common shares has ranged from $0.81 to $33.97 per common share, and the last reported trading price on April 21, 2021 was $1.32 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

We incur significant costs as a result of being a public company.

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

Tantech Bamboo was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Lishui Forasen Food Co. Ltd. was established in January 1998. In April 2003, it changed its name to Lishui Forasen Green Industry Group, later renamed Forasen Group Co. Ltd. (“Forasen Group”). In May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”), was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Zhejiang Tantech Energy Technology Co., Ltd. (“Tantech Energy”), was established to research and develop bamboo charcoals application as a carbon component for EDLCs. On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Company’s then Chief Technology Officer. Following the renaming of the Forasen Group to its current name, 95% of Tantech Bamboo’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010. In May and December 2016, Tantech Holdings (Lishui) Co., Ltd., formerly Zhejiang Tantech Bamboo Technology Co., Ltd., a USCNHK’s wholly owned subsidiary, acquired 100% of Tantech Bamboo’s shares from USCNHK and five individuals.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

●	January 1998: Lishui Forasen Food Co. Ltd. is established.

●	September 2001: Tantech Charcoal is established.

●	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.

●	April 2003: Lishui Forasen Food Co. Ltd. is renamed “Lishui Forasen Green Industry Group” (the former name of Forasen Group Co., Ltd.).

●	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

●	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

●	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

●	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

●	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.

●	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

●	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

●	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

●	October 2009: Lishui Forasen Green Industry Group is renamed “Forasen Group Co. Ltd.”.

●	November 2010: THL is established as “Sinoport Enterprises Limited.”

●	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

●	April 2013: THL is renamed “Tantech Holdings Ltd”.

●	March 2015: THL completed an initial public offering of its common shares and listing on Nasdaq.

●	April 2015: THL established a subsidiary Euroasia.

●	July 2015: Euroasia established a subsidiary Jiamu.

●	December 2015: Hangzhou Tanbo Technology Co., Ltd. was established.

●	February 2016: Jiamu established a subsidiary Jiyi.

●	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”

●	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.

●	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.

●	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.

●	On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo.

●	October 2017: Euroasia established a subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd.

●	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

●	On January 10, 2018, the Company signed a share purchase agreement with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun, so we indirectly hold a 18% stake in Libo Haokun.

●	On October 24, 2018, the Company closed Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd.

●	On November 5, 2018, the Company closed Zhejiang Tantech Tourism Development Co., Ltd.

●	On November 12, 2018, the Company closed Zhejiang Babiku Charcoal Co., Ltd.

●	On November 13, 2018, the Company established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary through Shangchi Automobile (formerly known as Suzhou E-Motors).

●	On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party.

●	On November 29, 2019, the Company signed an investment agreement with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million.

●	On December 31, 2019, the Company’s wholly owned subsidiary Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai, the Company’s another wholly owned subsidiary Lishui Xincai.

●	In January 2020, Lishui Jikang Energy Technology Co., Ltd. was established.

●	In November 2020, Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) and Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”) were established.

●	In November 2020, the Company launched driverless and autonomous street sweepers.

●	In November 2020, the Company closed an offering with institutional investors, raising approximately $10 million in gross proceeds, before deducting placement agent fees and other standard offering expenses, from the sale of 6,060,608 of its common shares, priced at $1.65 per share, registered warrants to purchase up to 2,754,820 common shares in a registered direct offering, and unregistered warrants to purchase up to 3,305,788 common shares in a concurrent private placement.

B.	Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. On July 12, 2017, we completed the acquisition of Suzhou E Motors Co, which was later renamed as Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, and our business includes the manufacture and sale of vehicles. In November 2020, we established two subsidiaries in Zhejiang Province with the plan of producing and selling specialty electric vehicles such as driverless street sweepers.

We provide our products primarily in the following areas:

We oversee a national sales network that has a presence in 19 cities throughout China for our charcoal products. Through distributors, our charcoal products are also sold in Japan, South Korea, Taiwan, the Middle East and Europe.

In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of charcoal.

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd., a marble mining operating company, and an indirect 14.76% interest in Fuquan Chengwang, a basalt mining company.

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 58.5 million residents, and tenth in terms of population density as of the end of 2019. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 6.23 trillion in 2019 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.7 million residents live in the city as the end of 2019, and city-wide GDP is approximately RMB 147.7 billion in 2019. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own five patents and 36 trademarks in China covering our bamboo charcoal production and eighteen patents and 2 trademarks in China veering our vehicle production.

For the years ended December 31, 2020, 2019 and 2018, two major suppliers accounted for approximately 70%, three major suppliers accounted for approximately 76% and three major suppliers accounted for approximately 72% of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

The total value of China’s bamboo industry was approximately $35 billion, as of 2018. As of 2018, it employs more than 8 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species. In 2018, for example, the domestic industry was worth $30 billion and employed more than 8 million people.

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

Bamboo has many desirable characteristics compared to timber based products:

●	Culms are ideally allowed to reach 5-7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth;

●	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting;

●	Bamboo will re-grow from same rootstalk (rhizome);

●	Plant tends to be drought tolerant; and

●	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO2 /year, while one hectare of young forest can sequester 15 tons of CO2 /year.

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

The global bamboos market size was valued at USD 68.8 billion in 2018 and is expected to grow at a compound annual growth rate of 5.0% from 2019 to 2025. There are about 39 genera of bamboo and more than 590 species in China with more than 6 million hectares of pure bamboo forest, which accounts for 25% of the bamboo area in the world. With more than 6 million hectares of bamboo plantations as of September 2018, China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, as well as production output, said Zehui Jiang, co-chair of INBAR’s board of trustees.

Zhejiang province is situated on the shore of the East China Sea and has about thirty genera and four hundred varieties of bamboo. Bamboo products made there are sold all around the world, with an annual output of RMB 48.6 billion ($6.9 billion) in 2017. Zhejiang province has almost one sixth of the whole bamboo forest area in China.

Bamboo Charcoal

Bamboo charcoal has been documented in China as early as 1486 AD during the Ming Dynasty in China. Bamboo charcoal has traditionally been used as a heating source, in replacement of wood, coal or wood charcoal. As a source of heat, bamboo charcoal has a calorific value approximately half that of an equivalent weight of oil, and similar to the calorific value of wood. In addition to being an efficient source of heat, bamboo charcoal is considered by the International Tree Foundation less polluting than wood charcoal, because it burns more cleanly due to a lower percentage of volatile matter. Smoke and pollution in charcoal burning relate largely to moisture content and volatile matter. While careful processing can control the moisture content, the ratio of volatile matter is affected by the source of charcoal.

Because of the relatively higher pollution levels in wood charcoal, it is estimated that the burning of wood fuel claims the lives of an estimated 4 million people every year who inhale the smoke. Moreover, it takes between seven and ten tons of wood to produce one ton of wood charcoal, compared with four tons of bamboo to produce one ton of bamboo charcoal.

In addition to use as a heating source, bamboo charcoal has applications as an adsorbent, deodorizer, dehumidifier, purifier and electrical conductor. Nonactivated bamboo charcoal is a versatile mineral matter with great porosity and consequently high absorption ability. Bamboo charcoal’s porous surface area makes it an ideal air and water purifying agent, odor absorbent, additive, dehumidifier and electromagnetic wave absorber (electromagnetic waves from computers, mobile telephones and other electronics can be conducted through bamboo charcoal to dissipate their energy in the charcoal pores). While wood charcoal’s surface area may be as low as 20 m 2 /g, bamboo charcoal generally ranges from 300-600 m 2 /g.

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

EDLC Carbon (Divested Business)

On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former CTO. With the completion of the transactions, the Company expected to focus its core business on the development of electric vehicle products and traditional charcoal products. Tantech’s Board of Directors approved the terms of the sale based on a valuation report obtained by the parties and with knowledge that Dr. Chen was the Company’s CTO during the transaction. However, as part of the transactions, Dr. Chen resigned from the Company’s CTO position on December 31, 2017.

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

Our Products

Before acquisition of Shangchi Automobile, we primarily produced and sold three categories of products (including EDLC carbon products which were divested in 2017), all of which are produced from bamboo charcoal or bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

BBQ Charcoal Products

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand. Previously we produced most of these products by ourselves. Since 2019, we stopped producing BBQ charcoal products due to the stricter environmental requirements by the local government and started to purchase them from third party manufacturers.

Our charcoal briquettes are processed from carbonized bamboo and wood into charcoal and pressed into shapes appropriate for our customers’ preferred use. These products include barbecue grill briquettes, disposable all-in-one barbecue grills (including charcoal), and fuel for incense and tobacco burners.

We expect revenues generated from our charcoal briquette products in oversea market will increase, however we expect total revenue in our charcoal briquette will keep current relevant level in comparison to these other segments and in absolute terms.

Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“Tan Boshi” or “Dr. Tan” in Chinese). In processing the charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. We seek to protect and grow our market share pricing our products aggressively, often as much as 10-15% below our competitors’ prices. Our Charcoal Doctor products’ gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

Our solid charcoal products are primarily used for purification and deodorization. These consumer products are made from dry distilled carbonized bamboo, and have the ability to absorb harmful substances and foul odors from the air, including benzene, toluene, ammonia and carbon tetrachloride. The primary ingredient of these products, activated charcoal, is an adsorbent. Our solid Charcoal Doctor products generally fit within three categories: (1) charcoal bags, primarily used as air purifiers and humidifiers, (2) charcoal deodorants and (3) toilet cleaning disks. Our primary Charcoal Doctor solid products include the following:

●	Air purifiers and humidifiers

●	Automotive accessories for air purification

●	Underfloor humidity control

●	Pillows and mattresses

●	Wardrobe deodorizers

●	Mouse pads and wrist mats

●	Refrigerator deodorant

●	Charcoal toilet cleaner disks

●	Liquid charcoal cleaner

●	Shoe insoles

●	Decorative charcoal gifts

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

Toilet Cleaner Disks

Car Air Purifiers

Refrigerator Deodorants

In addition to providing solid charcoal, the carbonization process also results in a liquid byproduct called bamboo vinegar. Bamboo vinegar is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners and fertilizers. We have also adapted our bamboo vinegar for use in a variety of agricultural applications:

●	Fruit, vegetable, and other plant fertilizers

●	Soil conditioners and sweeteners

●	Flower nutrients

●	Toilet cleaning liquid detergent and solid disks

●	Hand washing sanitation

Samples of the range of liquid Charcoal Doctor products are pictured below.

We believe liquid products are crucial to maintaining close ties with the agricultural industry, which we expect will be a key area for growth in the coming years. We have expanded in this area by adding production lines for daily health products, such as toilet-cleaning products, hand washing products, as well as other everyday household items based on silver ion anti-bacterial nanotechnology.

We use this silver ion nanotechnology for sterilization to improve the effectiveness of our sanitation and purification products. We purchase silver ion nano powder from third parties to add into our products. We use our own formulas for the purification and sanitation products that incorporate such powder.

We have developed two kinds of products that use our silver ion nanotechnology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shangdong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. As a result, we adjusted our packaging in preparation for full-scale sales. Given the investment required to improve brand awareness for our silver ion nano detergent, we will focus first on Zhengzhou before beginning to plan either the expansion plan or the timeline for such expansion into other cities in China. At the same time as we are selling such products under our Charcoal Doctor brand name in China, we also sell these products to Africa and the Middle East.

Our silver ion bamboo charcoal bag products are used for odor absorption and air purification. We combine our charcoal powder products with silver ion nano powder to achieve a charcoal bag that may be stored in a wider variety of locations. If our traditional bags are stored in conditions that are too damp and warm, mold or mildew may grow. Our silver ion nano products are able to fight the growth of mold and mildew, allowing them to be used in damp conditions without problem. We have begun to promote and sell limited numbers of such bags in connection with our sales of traditional charcoal bags. We are promoting these bags in anticipation of adding such products to our portfolio of products for sale in supermarkets and other stores. Our distributors typically invite us to apply in June or July to update the products we will offer for sale in their customer stores, and we are required to pay a fee for shelf space at such time. Accordingly we plan to increase demand for our silver ion nano products in anticipation for adding them to the list of products we sell this year. As we will make these silver ion nano charcoal bags available everywhere we offer our traditional charcoal bags, we will leverage our existing sales and distribution channels to introduce these products to the market.

Vehicles

On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. Suzhou E-Motors develops, manufactures, and sells electric vehicles and fuel vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province, is 15,000 square meters. Shangchi Automobile has been approved by the MITT as qualified to manufacture vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has not updated the previous ten EV models and one fuel vehicle model approved by MIIT.

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed ten models of electric buses, electric logistics cars, and electric specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2018, we sold 110 electric logistic vehicles to Southern China. In 2019, we sold 117 electric logistic cars on behalf of other vehicle manufacturers for commission income. In 2020, we produced 10 fuel midibuses and exported them to Singapore. In addition, we sold 85 fuel midibuses and 59 electric specialty vehicles in fiscal 2020 on behalf of other vehicle manufacturers for commission income.

Below are examples of the vehicles produced by Shangchi Automobile.

Tourist Buses. The tourist buses are 12-meter-long and 7-meter-long lithium-battery-based buses whose interior noise is less than 76 dBs and off vehicle acceleration noise is less than 82 dbs.

Logistic Vehicles. The electric logistic vehicles are 4.2-meter-long, 810 kg standard load weight fully charged vehicles. Each are a 100% electricity-driven vehicle specially designed for logistics companies. The batteries for this vehicle can be charged and discharged quickly, and each vehicle is made of high quality steel stamping body which is highly durable. The internal structure and the design of the car doors are both made for the deliverers’ convenience.

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

Below are the major vehicle components we purchase for assembling the EVs:

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

Fuel Buses. In addition to EVs including electric buses, Shangchi Automobile also produces fuel buses. Our major fuel bus products are sleek, diesel midibuses which have an overall length of 7 meters, two doors and have seats for 23 passengers, with a total capacity of 50. Featuring a manual 5 speed transmission and all the luxuries of a high-end bus, the midibus boasts an efficient, luxury travel experience with comfortable seating, USB charging ports, powerful air conditioning and a state-of-the-art air purification system. We can also assemble fuel buses based on the customers’ customized requirements.

Autonomous Electric Street Sweepers. We have developed three driverless and autonomous street sweeper models. They are designed for closed areas and therefore do not require any vehicle manufacturing license. All of them are electric. The Shangchi SC-120A model features unmanned, automatic sweeping, the Shangchi SC-120B model features manned, autonomous, intelligent sweepingle, and the Shangchi SC-100A features unmanned, automatic sweeping, autonomous learning, and remote control. These street sweepers are designed for quieter operation and improved cleaning performance, with the ability to reduce or eliminate the 7 to 8 humans required for typical sweeper vehicle operation. While we have not produced any driverless street sweepers for sale as of the date of this report, we established two companies, Lishui Smart and Zhejiang Shangchi, to produce and sell street sweepers, respectively.

Our Processing Workflow of Bamboo Charcoal Products

We develop and manufacture our bamboo charcoal products using the following processing workflow:

We develop and manufacture our electric vehicles using the following processing workflow:

Welding workshop
Welding of the left and right framework assembly
Group welding of the large framework of vehicles
Body skin welding and preloading of door bodies
Prepare workshops, blanking
Manufacture of accessories in workshop
Restructuring of framework
Chassis workshop
Electrical wire harness installation
Drive system Assembly (controller not included)
Chassis assembly
Electrical accessories (controller not included)
Inspection
N
Y
N
Body foams, spray impedance glue
Body coating
Coating workshop
N
Inspection
Y
Inspection
Y
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Batterv controller installation
N
Storage
Y
Inspection
Test and adiustment

Raw Materials

Our primary raw material for charcoal products is bamboo charcoal. Each year, we purchase bamboo charcoal locally that has been prepared to our specifications from between 15 and 20 suppliers located in and around Lishui. The majority of such purchases comes from approximately four suppliers. In recent years, due to the rising awareness of environmental protection, the Zhejiang province is taking a series of measures to improve water environment, which has led to a massive closure of small-sized bamboo charcoal manufacturers. In addition, we were unable to purchase wood charcoal briquettes from a large supplier, Tahe Xingzhongda Carbon Co. in 2016, due to shortage of supply. However, we have taken actions to remedy such matters, in particular to our primary raw material, bamboo charcoal. Therefore, we do not expect any shortage supply from bamboo charcoal in coming years.

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

We purchase wood charcoal briquettes from a supplier in Heilongjiang province for use in our OEM BBQ charcoal products. As such products have low technical requirements and are typically used for heating and cooking purposes, we have found that competing on price makes purchasing wood-based charcoal for such purposes suit our customers’ requirements. Our primary source for wood charcoal briquettes, which we rebrand under our Algold brand for sale in China, is Tahe Xingzhongda Carbon Co. in Daxing Anling, Heilongjiang province. In 2016, we were unable to purchase raw material from Tahe Xingzhongda Carbon Co. It caused major decline in our domestic charcoal briquettes sale. While we have adjusted our purchasing strategies to look for alternatives, due to tightening environmental control in local authority, we expect the cost of wood charcoal briquettes would increase in the coming years.

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

Vehicles

We do not produce major vehicles components directly from raw material. In general, we purchase major parts directly from four major suppliers. The suppliers for parts are shown below:

●	Beijing National Energy Battery Technology Co., Ltd — Lithium-ion battery cells

●	Dongfeng Xiangyang Travel Vehicle Co., Ltd — Vehicle chassis

●	Suzhou Greencontrol Transmission Technology Co., Ltd — Electric motors

●	Wuhan Hiconics Power Technology Co., Ltd — Three-in-One electric control systems

Distribution Channels and Methods of Competition

International Markets and Customers

Our bamboo charcoal products are also sold directly or indirectly through distributors to international markets. Such exported products include bamboo vinegar, bamboo charcoal and purification product. The majority of our export items are for non-energy use. We estimate that with respect to our charcoal products that the percentage of goods sold for export is approximately 5%, with the majority destined for Japan, South Korea and Taiwan.

Domestic Markets and Customers

Currently, our consumer products and vehicles are sold via our distributors’ networks. In addition, we have a logistics center in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou. Starting from 2016, we have been selling our products mainly through distributors instead of operating logistics and warehousing facilities internally. In addition, we have significantly cut our charcoal product sales to supermarket customers.

We are in the process of expanding our charcoal product line to include toilet cleaning and kitchen cleaning products, among others. We believe there will be a high demand for these types of products because of growing awareness of cleanliness and environmental protection, as well as antibacterial products and disinfectants. In addition, we are in the process of restructuring our distribution network in an effort to cut both overall time and costs relating to the sale cycle.

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

Electric Vehicles

Supported by the Chinese government’s endorsement and driven by its focus on petroleum resource independence, environmental protection and the “Made in China 2025” industrial upgrade, we believe the electric vehicle sector is the most promising segment in the Chinese auto industry. China has become the largest new energy vehicle market in the world. According to a central government forecast, China’s new energy vehicle sales are projected to grow to 1.8 million units in 2021, and its penetration rate is expected to reach 7% by 2021.

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

We face competition from a number of companies operating in the vicinity. Many of these companies have similar profiles in terms of size, number of employees and product ranges. One of the largest competitors is Zhejiang Maitanweng Ecology Development Co. Ltd. (“Zhejiang Maitanweng”), a local company also from Zhejiang Province.

Zhejiang Maitanweng has the largest franchise in the industry with a presence in over 100 cities in China. Like our Company, Zhejiang Maitanweng has an extensive product portfolio of 200 household, automotive and health related bamboo charcoal-based products.

Zhejiang Jiejiegao Charcoal Industry Ltd. Co. (“Jiejiegao”) is another company with a similar product portfolio. Also located in the Lishui vicinity, it also holds many awards, and its products are stocked by Walmart, Hualian, Century Mart and other supermarkets like our products are. Jiejiegao is also one of the founding members of INBAR — International Network for Bamboo and Rattan.

Due to product homogeneity and low barriers to entry branding is an important differentiator in the industry. We are not aware of any foreign competitors in this specific segment.

Awards and Recognition

The Company is fully ISO 9000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts. In addition, our subsidiary Tantech Charcoal participated in the creation of Part 1, Part 2 and Part 3 of ISO 21626, an international standard for bamboo charcoal.

2004

●	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

●	Zhejiang Province High Tech Product Award for its Bamboo Vinegar

●	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

2006

●	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products

●	Forestry Industry Award for Excellence in Forestry — Liquid Bamboo Vinegar Products (6th Anniversary)

●	Lishui City Forestry Industry Key Enterprise in Forestry Award

●	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

●	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal

●	Zhejiang Provincial-Level Key Enterprise in Forestry Award

●	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

●	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

●	National Torch Plan Project Certificate for Liquid Bamboo Products

●	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

●	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research

●	Garden Unit Recognition for beautification and ecological efforts

2012

●	Lishui City Recognition for Patent Grants

2013

●	Zhejiang Province High Technology Enterprise Recognition

2014

●	Lishui City Doctoral Working Station

Research and Development

We are committed to researching and developing applications of bamboo charcoal, activated bamboo charcoal and EVs such as street sweepers. We believe scientific and technological innovations will help the Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Our R&D team is well educated and has far-reaching research capabilities. The R&D team has 3 dedicated researchers and analysts, with one focusing on Charcoal Doctor product development and applications, and two focusing on developing vehicle products such as street sweepers. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

We are collaborating with technology companies and consultants on developing specialty EVs, and plan to invest heavily in this area in 2021.

We have also collaborated with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Recent efforts and collaborations cover a wide range of areas including but not limited to: bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

●	China National Bamboo Research and Development Center

●	Zhejiang University of Agriculture and Forestry

●	Zhejiang Academy of Forestry & Zhejiang Forestry Institute

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances. The following list does not include EDLC research projects which we transferred in December 2017 to Zhejiang Apeikesi Energy Co., Ltd, a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

Project Description	Time Period	Project Level
Bamboo carbonization technology R&D for tobacco product manufacturing	12/2007-06/2010	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	06/2007-05/2009	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	04/2006-04/2008	Zhejiang Provincial Government funded scientific agricultural project

Bamboo vinegar spontaneous combustion automation production technology	08/2004-12/2006	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	08/2004-02/2006	Zhejiang Provincial Government funded scientific project

The research and demonstration for technology of agricultural waste carbonization and low ignition point molding charcoal fuel preparation	01/2016-12/2018	Zhejiang Provincial Government directly funded scientific project

Demonstration and promotion of green combustible carbon manufacturing technology using epicarps residue	08/2015-12/2017	Central Government funded forestry technology promotion project

R&D for driverless street sweepers	10/2020-present	Cooperate with other companies

During the years ended December 31, 2020, 2019 and 2018, we spent $890,316, $327,260 and $386,628, respectively, on R&D. Because we discontinued our EDLC carbon business, our R&D expense decreased accordingly from 2018 to 2019. We had more R&D expenses in 2020 than 2019 because we increased our R&D expenses for our EV segment, mainly on driverless street sweepers.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products and eighteen patents on vehicles.

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Jan. 24, 2006	Jan. 23, 2026	ZL 200610049234.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Nov. 13, 2003	Nov. 12, 2023	200310116248.6
A Filling and fixing device for Bottles of Plant nutrient solution	Tantech Bamboo	Utility Model	Dec. 30, 2015	Dec. 29,2025	201521127995.4
Laundry detergent bottles	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330292120.X
Refrigerator deodorant box	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330291808.6

Patents on Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number
Road Sweeper	Shangchi Automobile	Patent for Invention	Aug 28, 2012	Aug 27, 2022	ZL201210311790.6
Car Break Pad	Shangchi Automobile	Utility Mode	April 1, 2017	Mar 31, 2027	ZL201720342785.X
A radiator brake disc for easy installation	Shangchi Automobile	Utility Mode	Oct 23, 2017	Oct 22, 2027	ZL201721371604.2
A Pure Electric Express Logistics Delivery Vehicle	Shangchi Automobile	Utility Mode	May 29, 2018	May 28, 2028	201820864875.X
An Electric EVA Type Instrument Panel Structure	Shangchi Automobile	Utility Mode	May 29, 2018	May 28, 2028	201820812054.1
A safe body structure of EVA electric vehicle	Shangchi Automobile	Utility Mode	May 29, 2018	May 28, 2028	ZL201820811968.6
An environmentally friendly electric road sweeper	Shangchi Automobile	Utility Mode	May 29, 2018	May 28, 2028	ZL201820811949.3
EVA electric vehicle body structure with reduced wind resistance	Shangchi Automobile	Utility Mode	May 29, 2018	May 28, 2028	ZL201820811893.1
Welding device for electric bus	Shangchi Automobile	Utility Mode	Mar 11, 2019	Mar 10, 2029	ZL201920304901.8
Brake test bench of electric bus	Shangchi Automobile	Utility Mode	Mar 12, 2019	Mar 11, 2029	ZL201920305048.1
A painting device for electric bus	Shangchi Automobile	Utility Mode	Mar 11, 2019	Mar 10, 2029	ZL201920299713.0
Electric bus brake	Shangchi Automobile	Utility Mode	Mar 12, 2019	Mar 11, 2029	ZL201920305227.5
Electric bus tire disassembly and installation equipment	Shangchi Automobile	Utility Mode	Mar 12, 2019	Mar 11, 2029	ZL201920311747.7
Assembly equipment for glass parts of electric bus	Shangchi Automobile	Utility Mode	Mar 11, 2019	Mar 10, 2029	ZL201920299890.9
Speedometer inspection table of electric bus	Shangchi Automobile	Utility Mode	Mar 11, 2019	Mar 10, 2029	ZL201920299127.6
An auxiliary anti-slip device for electric bus	Shangchi Automobile	Utility Mode	Mar 12, 2019	Mar 11, 2029	ZL201920305222.2
An impact window breaker for electric bus	Shangchi Automobile	Utility Mode	Mar 12, 2019	Mar 11, 2029	ZL201920305206.3
Electric car parts processing mold	Shangchi Automobile	Utility Mode	Mar 11, 2019	Mar 10, 2029	ZL201920305169.6

Our Trademarks and Domain Names

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 38 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2022. This website is not part of this report and is not incorporated by reference herein.

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

Below is a chart representing our current corporate structure:

In the above charts, we provide the English names of our corporate entities. As to Tantech Holdings Ltd, USCNHK Group Limited and EAG International Vantage Capitals Limited, the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Vistra (BVI) Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at Vistra Corporate Services Centre, Wickhams Cay 2, Road Town, Tortola, VG1110, British Virgin Islands. Our agent in the U.S. is Shangzhi Zhang, with the address of 33202 Havers Drive, Cary, NC 27518.

Tantech Holdings Ltd (“THL”)

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited中港企業有限公司” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd炭博士控股有限公司”. On March 4, 2016, the Company’s name was changed to “Tantech Holdings Ltd“. At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named “Tanbsok Group Limited.”

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

Upon completion of these transactions, THL was authorized to issue 50,000,000 common shares, $0.001 per share, of which 20,000,000 were issued and outstanding. At formation, THL had one director, Dehong Zhang, a citizen of China. On June 21, 2013, Yefang Zhang, a citizen of the Saint Lucia, was also appointed as a director of THL. In June 2014, THL appointed three independent directors, all citizens of the PRC: Hongdao Qian, Shudong Wang and Wencai Pan.

On March 24, 2015, THL completed an initial public offering of 1,600,000 common shares.

On March 1, 2016, THL completed a private placement of 1,693,000 common shares.

On May 30, 2016, THL completed a private placement of 2,500,000 common shares.

On December 28, 2016, THL completed a private placement of 1,018,935 common shares.

On September 29, 2017, THL completed a registered direct offering and issued 1,891,307 common shares.

On September 28, 2018, THL completed an issuance of 150,000 common shares.

On March 23, 2020, THL completed an issuance of 35,592 common shares.

On November 24, 2020, THL completed a registered direct offering and issued 6,060,608 common shares.

In November 2020, THL issued 944,655 common shares upon exercise of warrants.

USCNHK Group Limited (“USCNHK”)

USCNHK was formed on October 17, 2008 under the Companies Ordinance (Chapter 32) of Hong Kong under the name “Raymond & O/B Raysucess Co., Limited.” On December 2, 2010, Raymond & O/B Raysucess Co., Limited changed its name to “USCNHK Group Limited.” USCNHK’s authorized share capital is HKD 10,000, and the company has issued 10,000 shares, par value HKD 1.00 per share, to its sole shareholder, THL. USCNHK has one director, Dehong Zhang, a citizen of the China. On June 21, 2013, Yefang Zhang, a citizen of the Saint Lucia, was also appointed as a director of USCNHK.

Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”) (Chinese name: 碳博士控股（丽水）有限公司)

Lishui Tantech was formed on April 7, 2016 as Lishui Tantech energy technology Co., Ltd. On May 17, 2017, it changed its name to Lishui Tantech Energy Technology Co., Ltd., and on July 7, 2017 changed its name again to Tantech Holdings (Lishui) Co., Ltd. Lishui Tantech’s authorized share capital is RMB 200 million, of which USCNHK owns 100% interest. Lishui Tantech is organized as a limited liability company under PRC law. Lishui Tantech has one director, Wangfeng Yan, who is a PRC citizen.

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”) (Chinese name: 丽水鑫财实业有限公司)

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

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) (Chinese name: 丽水智动新能源车辆有限公司)

We established Lishui Smart on November 16, 2020 as a limited liability company under PRC law. Lishui Smart’s authorized share capital is RMB 20 million, of which Lishui Tantech owns 100%. Lishui Smart has one director, Wangfeng Yan, who is a PRC citizen.

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”) (Chinese name: 浙江上驰新能源车辆有限公司)

We established Zhejiang Shangchi on November 12, 2020 as a limited liability company under PRC law. Zhejiang Shangchi’s authorized share capital is RMB 20 million, of which Lishui Tantech owns 100%. Zhejiang Shangchi has one director, Wangfeng Yan, who is a PRC citizen.

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) (Chinese name: 浙江富来森竹炭有限公司)

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

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) (Chinese name: 丽水吉康能源科技有限公司)

Jikang Energy was formed on January 2, 2020. Jikang Energy’s authorized share capital is RMB 5 million, of which Lishui Xincai owns 100%. Jikang Energy is organized as a limited liability company under PRC law. Jikang Energy has one director, Wangfeng Yan, who is a PRC citizen. Jikang Energy is a holding company and does not conduct any substantial business.

Hangzhou Tanbo Technology Co., Ltd. (“Tanbo Tech”) (Chinese name: 杭州炭博科技有限公司)

Tanbo Tech was formed on December 8, 2015 by Tantech Bamboo as a limited liability company under PRC law. Tanbo Tech’s authorized share capital is RMB 10 million. On January 3, 2020, Tantech Bamboo transferred all its equity in Tanbo Tech to Lishui Xincai. Since then, Tanbo Tech has been Lishui Xincai’s wholly owned subsidiary. Tanbo Tech has one director, Wangfeng Yan, who is a PRC citizen.

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) (Chinese name: 浙江富来森中竹科技有限公司)

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

EAG International Vantage Capitals Limited (“Euroasia”) (Chinese name: 欧亚通国际资本有限公司)

Euroasia was formed on April 27, 2015. Its share capital was HKD $10,000. It was organized as a limited company in Hong Kong, of which THL owns 100%. Euroasia has one director, Yefang Zhang, who is a citizen of Saint Lucia. In our previous reports, we called it Euroasia International Capital Co., Ltd., which is the English translation of its Chinese name 欧亚通国际资本有限公司.

Euroasia New Energy Automotive (Jiangsu) Co., Ltd. (“Euroasia New Energy”) (Chinese name: 欧亚通新能源(江苏)汽车有限公司)

Euroasia New Energy was formed on October 24, 2017. Its authorized share capital is USD 30.1 million, of which Euroasia owns 100%. It is organized as a limited liability company under PRC law. Euroasia New Energy has one director, Mingqin Dong, who is a PRC citizen.

Shanghai Jiamu Investment Management Co. Ltd. (“Jiamu”) (Chinese name: 上海佳木投资管理有限公司)

Jiamu was formed on July 14, 2015. Its authorized share capital is RMB 500,000, of which Euroasia owns 100%. It is organized as one-person limited company (Taiwan Hong Kong & Macao invested) under PRC law. Jiamu has one director, Zhengyu Wang, who is a PRC citizen.

Hangzhou Wangbo Investment Management Co. Ltd. (“Wangbo”) (Chinese name: 杭州王博投资管理有限公司) -VIE

Wangbo was formed on February 2, 2016. Its authorized share capital is RMB 500,000. Henglong Chen and Zhengyu Wang, as the original shareholders, held 5% and 95% shares respectively. On June 6, 2017, Henglong Chen transferred his 5% shares to Wangfeng Yan. On December 4, 2019, Zhengyu Wang transferred his 95% shares to his daughter Xinyang Wang. The legal representative is Wangfeng Yan.

Hangzhou Jiyi Investment Management Co. Ltd. (“Jiyi”) (Chinese name: 杭州吉益投资管理有限公司)

Jiyi was formed on February 2, 2016. Its authorized share capital is RMB 500,000, of which Jiamu holds 100%. It is organized as a limited liability company under PRC law. It has one director, Wangfeng Yan, who is a PRC citizen.

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) (Chinese name: 上驰汽车有限公司)

Shangchi Automobile was established in April 2011 as Suzhou E-Motors. It changed its name to Shangchi Automobile in January 2019. It develops, manufactures, and sells vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is 15,000 square meters. Shangchi Automobile has been approved by Ministry of Industry and Information Technology of the People’s Republic China (MIIT) through Road Motor Vehicle Production Enterprises and Products Announcements as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has not updated the previous ten EV models and remained one fuel vehicle model approved by MIIT.

Pursuant to the Call Option Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. Shangchi Automobile is a specialty electric vehicles and battery manufacturer based in Zhangjiagang City, Jiangsu Province, China. After the acquisition, the Company owns a 100% equity interest of EAG International Vantage Capitals Limited, a Hong Kong limited company (“Euroasia”) and its wholly owned subsidiary Jiamu, which further owns 100% equity interest of Jiyi. Jiyi owns a 19% of equity interest of Shangchi Automobile. In addition, Jiamu entered into a series of contractual agreements with the owners of Wangbo, which owns 51% of the equity interests of Shangchi Automobile. The latest agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney (collectively, the “VIE Agreements”).

Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controls a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile are consolidated into those of the Company. Euroasia, Jiamu, Jiyi and Wangbo are all investment holding companies with no significant business activities (collectively “E-Motor Holdings”).

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

However, the Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2020 version, effective July 23, 2020 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. According to the Negative List, our new energy automobile products under Shangchi Automobile are not prohibited. Nevertheless, we have decided to keep the VIE structure as Shangchi Automobile may also produce traditional automobile products.

The VIE Agreements, entered into as of July 13, 2017 and renewed effective as of December 10, 2019 because of the Wangbo shareholder change, are described below and consist of an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney. As an overview, these agreements taken together are designed to allow Jiamu to manage the operations of Wangbo and to receive all of the net income of Wangbo in return.

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

Shenzhen Yimao New Energy Sales Co., Ltd. (Chinese name: 深圳益茂新能源销售有限公司)

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

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for a place in Hangzhou city, which extend until 2015, and for our facilities in Lishui City, which extend until 2052. Following is a list of our properties:

Location	Address	Land Use Expiration/Lease Term	Space	Ground Floor Area
Hangzhou, Zhejiang	Room 1106, No. 508 Wen San Road, West Lake District	June 7, 2051	357 m2	118 m2
Lishui, Zhejiang	No. 888 Tianning Street	December 18, 2052	15,208 m2	13,755 m2
Lishui, Zhejiang	Buildings No. 3 and No. 4, No. 10 Cen Shan Road, Shuige Industrial Zone	January 1, 2021 to December 31, 2021	12,904 m2
Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	August 10, 2020 to August 9, 2021	11,688 m2	4,515 m2
Shenzhen, Guangdong	No. 1108, Tianle Building, No. 1021, Buji Road, Luohu District	November 23, 2020 to November 22, 2021	54 m2

Currently, our charcoal products are sold via our sales and distribution networks located in 19 cities throughout China. We do not own or lease locations in these cities. In addition, we have logistics centers in Lishui and relationships with third-party warehousing companies in Hangzhou, Jinan, Shanghai and Zhengzhou.

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

All or part of our real property and fixed assets are encumbered by secured loans from our creditors. Tantech Bamboo granted the encumbrances on our properties at the Tianning Industrial Zone facility. We have relocated our facilities from Tianning Street to a new, larger facility on Cen Shan Road. We have permitted Forasen Group to occupy and use 6,415.32 square meters of our Tianning Street real property as office and factory facilities. We have not historically charged Forasen Group for such usage, but plan to do so in the near future.

None of our property is affected by any environmental issues that may affect our use of the property, except we voluntarily stopped producing BBQ charcoal products due to stricter local environmental requirements. At present, our plans to further develop, expand or improve these properties are funded through proceeds from our equity financings and through our operating cash flows.

Shangchi Automobile, formerly Suzhou Yimao, has a manufacturing facility, located in Zhangjiagang City, Jiangsu Province, of 26,580 square meters.

Images of Shangchi Automobile’s facilities are presented below:

Images of our facilities are presented below:

Productive Capacity

We currently produce all of our charcoal products at our Shuige Industrial Zone facility in Lishui. We have also installed the assembly lines for driverless street sweepers at our Shuige Industrial Zone facility. Our Tianning facility in Lishui are used for general office and administration purposes.

Shuige Industrial Zone Facility

The following is a map of Shuige Industrial Zone facility, which displays the building numbers referred to in the below tables describing the productive uses of such facility. We rent the buildings according to our planned usage. Currently we are renting building No. 3 and No. 4 from Zhejiang Tantech Energy Tech Co., Ltd. for production, and Zhejiang Tantech Energy Tech Co., Ltd. permits us to keep using part of buildings No. 9 and 10 for free as employees’ dorms.

Non-production properties:

Functional uses and location	Area (m2)	Actual used area (m2)	Reserved area (m2)	Space utilization	Reserved purpose
Office administration, training, product display (Fourth floor of building No. 3)	1,567	1,411	156	90%	Additional offices
Research and development center (Fourth and fifth floors of building No. 4)	2,510	1,757	753	70%	New product development team; street sweeper research and development center
Employee dorms (part of building Nos. 9 and 10)	7,182	7,182	None	100%	N/A

We currently have 1,567 m2 for office administration, training and product display purposes, of which 1,411 m2 are currently used. We have reserved 156 m2 for additional office space.

Our research and development center consists of 2,510 m2, of which we use 1,757 m2 at present (1,000 m2 for street sweeper R&D and 753 m2 for charcoal products R&D). We plan to use the additional space for our new product development team, but we do not have a specific time or plan in place for expanding such team.

Production properties:

Functional uses and location	Area (m2 )	Actual used area (m2 )	Reserved area (m2 )	Space utilization	Current capacity (1)	Actual productivity (metric tons)	Capacity utilization		Reserved purpose
Barbecue charcoal production line (Third floor of building No. 3)	1,568	1,568	1,568	0%	300 metric tons	0	0	%(2)	Potential usage in the future
Solid deodorant and purification product production line (Part of third floor and whole fourth floor of building No. 4)	1,975	1,580	395	80%	25.0 million packages	30.2 million packages	121	%(3)
Raw material warehouse for solid deodorant and purification product (Part of third floor of building No. 4)	875	875	0	100%	N/A	N/A	N/A
Liquid household hygiene product and bamboo vinegar product production line (First floor of building No. 3)	1,567	1,254	313	80%	4,000 units	1,780 units	45.0%		Installation of equipment for production expansion
Raw material warehouse for liquid household hygiene product and bamboo vinegar product (Second floor of building No. 3)	1,567	1,567	0	100	N/A	N/A	N/A
Street sweeper assembly lines (First floor of building No. 4)	1,375	1,375	0	100%	3,750 units	0	0	%(4)

(1)	All of our production capacity rates assume 250 working days per year, 8 hours per day. We believe we can increase the number of days worked per year or number of hours worked per day to increase our production capacities if we choose to do so in the future.

(2)	We stopped producing BBQ charcoal since 2019 due to the stricter environmental requirements by the local government.

(3)	We exceeded 100% utilization rate by operating this production line in excess of the assumed capacity rates. If we choose to increase our production capacity in the future, we would need to replace existing production lines with more efficient lines or to expand our space, as we have not reserved space for additional production lines.

(4)	As of the date of this report, we have not started assembling any driverless street sweepers at this location yet.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal based products with primary business focus in consumer products and low emission BBQ charcoal. After a series of re-organizations and strategic changes, through our operating subsidiaries and entities controlled through VIE agreements, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration.

As of December 31, 2020, the Company had three reporting segments including consumer product segment, trading segment and electric vehicle segment.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products. Consumer products accounted for 69.6%, 93.09% and 70.9% of the total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Our trading business was mainly related to the sales of bamboo charcoal products. We are in the process to transform our business to focusing more on specialty electric vehicles (EVs) market. Our acquisition of Shangchi Automobile completed in the second quarter of 2017 and we recently established two subsidiaries in Zhejiang to shift our business strategy and focus on researching, developing and selling specialty EVs, such as electric driverless street sweepers. We are building our presence slowly and methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EVs rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV segment, which we expect will be a key long-term growth driver for us. We expect our specialty EV business, especially the driverless street sweepers, will grow with the growing sensitivity cleaner environment and the demand for zero-emission vehicles, as well as the favorable government policies and support in terms of subsidies, grants and/or tax rebates.

If our expansions into this new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. There could be trends, uncertainties or events that may have a material effect on our sales or revenue of consumer products.  Our revenue from our trading segment is unlikely to increase significantly in future years. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact Our Business and Operating Results

We have seen negative impact of unfavorable government policy regarding rebates upon our EV business in recent years. In addition, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal based consumer products are currently not subject to the government restrictions, however, any future changes in the government’s policy upon bamboo charcoal industry may have a negative effect on the supply of our raw materials.

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

Some of Our Products are Subject to Cyclical Sales

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

COVID-19

Our operations are affected by the recent and ongoing outbreak of the COVID-19 which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 outbreak to certain extent.

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

As a result of negative impact of COVID-19, our revenues from consumer product segment decreased 35.8% for the year ended December 31, 2020 as compared to the same period of last year. This decrease was mainly because of interruption of the operation due to COVID-19 lockdowns at the beginning of fiscal 2020 and our decision to temporarily reduce our consumer product manufacturing activities in the remaining months of fiscal 2020. However, our sales for trading segment increased significantly due to demand surge for bamboo charcoal used for active charcoal masks, air purification and sanitation products.

As of the date of this report, the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to our operations.

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2020		2019
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$42,284	100.0%	$49,230	100.0%	$(6,946)	(14.1)%
Cost of revenues	37,808	89.4%	43,253	87.9%	(5,445)	(12.6)%
Gross profit	4,476	10.6%	5,977	12.1%	(1,501)	(25.1)%

Operating expenses
Selling expenses	977	2.3%	320	0.7%	657	205.3%
General and administrative expenses	955	2.3%	4,655	9.5%	(3,700)	(79.5)%
Impairment of goodwill	-	-%	8,481	17.2%	(8,481)	(100.0)%
Impairment of intangible asset	11,999	28.4%	1,103	2.2%	10,896	987.9%
Research and development expenses	890	2.1%	327	0.7%	563	172.2%
Total operating expenses	14,821	35.1%	14,886	30.2%	(65)	(0.4)%

Loss from operations	(10,345)	(24.5)%	(8,909)	(18.1)%	(1,436)	16.1%

Other income (expenses)
Interest income	51	0.1%	53	0.1%	(2)	(3.8)%
Interest expense	(300)	(0.7)%	(443)	(0.9)%	143	(32.3)%
Other income (expense)	(40)	(0.1)%	4	0.0%	(44)	(1,100.0)%
Total other income (expense)	(289)	(0.7)%	(386)	(0.8)%	97	(25.1)%

Loss before income tax expense (credit)	(10,634)	(25.1)%	(9,295)	(18.9)%	(1,339)	14.4%
Income tax expense (credit)	(612)	(1.4)%	364	0.7%	(976)	(268.1)%

Net loss from continuing operations	(10,022)	(23.7)%	(9,659)	(19.6)%	(363)	3.8%
Net loss from discontinued operations	-	-%	(299)	(0.6)%	299	(100.0)%
Net loss	(10,022)	(23.7)%	(9,958)	(20.2)%	(64)	0.6%
Net loss attributable to common stockholders of Tantech Holdings Ltd	$(6,520)	(15.4)%	$(6,356)	(12.9)%	$(164)	2.6%

The following table summarizes the results of our operation during the fiscal years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$49,230	100%	$29,561	100%	$19,669	66.5%
Cost of revenues	43,253	87.9%	21,532	72.8%	21,721	100.9%
Gross profit	5,977	12.1%	8,029	27.2%	(2,052)	(25.6)%

Operating expenses
Selling expenses	320	0.7%	320	1.1%	-	0.0%
General and administrative expenses	4,655	9.5%	4,972	16.8%	(317)	(6.4)%
Impairment of goodwill	8,481	17.2%	-	-	8,481	100.0%
Impairment of intangible asset	1,103	2.2%	-	-	1,103	100.0%
Research and development expenses	327	0.7%	387	1.3%	(60)	(15.5)%
Total operating expenses	14,886	30.2%	5,679	19.2%	9,207	162.1%

Income (loss) from operations	(8,909)	(18.1)%	2,350	7.9%	(11,259)	(479.1)%

Other income (expenses)
Interest income	53	0.1%	57	0.2%	(4)	(7.0)%
Interest expense	(443)	(0.9)%	(626)	(2.1)%	183	(29.2)%
Other income	4	0.0%	247	0.8%	(243)	(98.4)%
Total other income (expense)	(386)	(0.8)%	(322)	(1.1)%	(64)	19.9%

Income (loss) before income taxes	(9,295)	(18.9)%	2,028	6.9%	(11,323)	(558.3)%
Provision for income taxes	364	0.7%	1,031	3.5%	(667)	(64.7)%

Net income (loss) from continuing operations	(9,659)	(19.6)%	997	3.4%	(10,656)	(1,068.8)%
Net income (loss) from discontinued operations	(299)	(0.6)%	83	0.3%	(382)	(460.2)%
Net income (loss)	(9,958)	(20.2)%	1,080	3.7%	(11,038)	(1,022.0)%
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(6,356)	(12.9)%	$1,977	6.7%	$(8,333)	(421.5)%

Revenues: revenues decreased by approximately $6.9 million, or 14.1%, to approximately $42.3 million in fiscal 2020 from approximately $49.2 million in fiscal 2019. The decrease was mainly attributable to the significant decrease of our revenues from consumer products due to COVID-19. However, our revenue from trading segment increased due to higher demands for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat COVID-19. We also had higher revenue from EV segment as compared to 2019.

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

Consumer product segment

Our consumer product segment used to be the largest among our three segments. Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products, household cleaning products and barbecue charcoals designed for the domestic market. Our consumer products are considered to be environmentally friendly not only because of the lifespan and fast growth rate of bamboo, but also the minimum waste in the process of producing our products. In addition, our products feature a high raw material utilization rate and have met the standards set for designation of “environmentally friendly” enterprises by the Chinese Society for Environmental Sciences. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

Revenues from consumer product segment decreased by $16.4 million, or 35.8%, to $29.4 million for fiscal 2020 from $45.8 million for fiscal 2019. The gross margin of consumer product segment increased from 12.4% in fiscal 2019 to 13.0% in fiscal 2020. The decrease in our revenue from consumer product segment in fiscal 2020 was mainly because of interruption of the operation due to COVID-19 lockdowns at the beginning of fiscal 2020 and the decision to temporarily reduce our consumer product manufacturing activities in the remaining months of fiscal 2020.

Revenues from consumer product segment increased by $23.4 million, or 104.5%, to $45.8 million for fiscal 2019 from $22.4 million for fiscal 2018. The gross margin of consumer product segment decreased from 35.9% in fiscal 2018 to 12.4% in fiscal 2019. The increase in our revenue from consumer product segment in 2019 was mainly because we changed our sales strategy to lower the sales price in order to increase the competitive advantages and increase the sales volume, which resulted in a much higher increase in sales volume but with lower profit margin.

Trading segment

Revenue from our trading segment was approximately $12.5 million in fiscal 2020, an increase of 269.3% from $3.4 million in fiscal 2019. The significant increase was mainly because of the demand surge for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat COVID-19. However, as a joint effort to conquer the virus, we charged lower gross margin for certain orders. As a result, the gross margin of trading segment decreased to 5.4% in fiscal 2020 from 32.8% in fiscal 2019.

Revenue from our trading segment was approximately $3.4 million in fiscal 2019, a decrease of 10.5% from $3.8 million in fiscal 2018. The decrease was mainly attributed to the fact that we terminated sales cooperative agreement with one large sales channel due to very low gross margin. However, even with deceased sales volume, we were able to sell for higher selling price which led to much higher gross profit and gross margin in our trading segment in fiscal 2019 as compared to fiscal 2018. The gross margin of trading segment increased from 12.9% in fiscal 2018 to 32.8% in fiscal 2019.

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which was renamed as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in electric vehicle market and broaden the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $0.4 million in fiscal 2020 with a negative gross margin. The revenue was mainly from the commission income in connection to 85 fuel midibuses and 59 electric specialty vehicles sold on behalf of other manufacturers. In addition, we also produced 10 fuel midibuses and exported them to Singapore to one customer in fiscal 2020.

The revenue for our EV segment was approximately $0.03 million in fiscal 2019 with a negative gross margin. The Company sold 117 electronic logistic cars on behalf of other manufacturers in fiscal 2019.

The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. However, due to the fact that we have been experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles, from fiscal 2019, we decided to temporarily slow down the EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019.

Cost of revenues:

Our cost of revenues decreased by approximately $5.4 million or 12.6% to approximately $37.8 million in fiscal 2020 from approximately $43.3 million in fiscal 2019. As a percentage of revenues, the cost of revenue increased to 89% in fiscal 2020 from 88% in fiscal 2019.

The increase in cost of revenues as a percentage of revenues in fiscal 2020 was mainly attributable to the increased cost of revenues from our trading segment due to higher sales volume with lower average selling price, offset by the lower sales volume from our consumer product segment.

Our cost of revenues increased by approximately $21.7 million or 100.9% to approximately $43.3 million in fiscal 2019 from approximately $21.5 million in fiscal 2018. As a percentage of revenues, the cost of revenue increased to 88% in fiscal 2019 from 73% in fiscal 2018.

The increase in cost of revenues as a percentage of revenues in fiscal 2019 was mainly attributable to the increased cost of revenues from our consumer products segment due to higher sales volume with lower average selling price.

Gross profit:

Our gross profit decreased by approximately $1.5 million, or 25.1% to approximately $4.5 million in fiscal 2020 from approximately $6.0 million in fiscal 2019. The gross profit margin was 10.6% in fiscal 2020, as compared to 12.1% in fiscal 2019. On segment basis, gross margins for consumer product, trading and EV segments were 13.0%, 5.4% and (3.0)%, respectively, for fiscal 2020, compared to 12.4%, 32.8% and (2,740.4)%, respectively, for fiscal 2019. The decrease in overall gross margin was primarily attributable to the lower selling price related to consumer product segment, compensated by much higher selling volume for our trading segment.

Our gross profit decreased by approximately $2.0 million, or 25.6% to approximately $6.0 million in fiscal 2019 from approximately $8.0 million in fiscal 2018. The gross profit margin was 12.1% in fiscal 2019, as compared to 27.2% in fiscal 2018. On segment basis, gross margins for consumer product, trading and EV segments were 12.4%, 32.8% and (2,740.4)%, respectively, for fiscal 2019, compared to 35.9%, 12.9% and (14.7)%, respectively, for fiscal 2018. The significant decrease of gross margin for EV segment was because we only earned commission income in connection to the 117 electronic logistic cars sold on behalf of other vehicle manufacturers in fiscal 2019. The decrease in overall gross margin was primarily attributable to the lower selling price related to consumer product segment in fiscal 2019, compensated by higher selling price for our trading segment.

Selling expenses:

Selling expenses were approximately $1.0 million in fiscal 2020 and approximately $0.3 million in fiscal 2019. As a percentage of sales, our selling expenses were 2.3% of revenues in fiscal 2020, as compared to 0.7% of revenues in fiscal 2019. The increase was mainly due to higher promotion expenses in fiscal 2020 to reduce the negative impact caused by COVID-19.

Selling expenses were approximately $0.3 million in fiscal 2019 and approximately $0.3 million in fiscal 2018. As a percentage of sales, our selling expenses were 0.7% of revenues in fiscal 2019, as compared to 1.1% of revenues in fiscal 2018.

General and administrative expenses:

Our general and administrative expenses decreased by approximately $3.7 million or 79.5%, to approximately $0.9 million in fiscal 2020 from approximately $4.6 million in fiscal 2019. As a percentage of revenues, general and administrative expenses decreased to 2.3% in fiscal 2020, compared to 9.5% in fiscal 2019. The decrease was primarily attributable to the following factor:

●	The Company recorded a recovery of bad debt provision of approximately $1.3 million in fiscal 2020 as a result of its increased collection efforts, compared to bad debt provision of approximately $2.2 million in fiscal 2019.

Our general and administrative expenses decreased by approximately $0.3 million or 6.4%, to approximately $4.6 million in fiscal 2019 from approximately $4.9 million in fiscal 2018. As a percentage of revenues, general and administrative expenses decreased to 9.5% in fiscal 2019, compared to 16.8% in fiscal 2018. The decrease was primarily attributable to the following factors:

●	Property insurance expenses were decreased by approximately $0.3 million as compared to fiscal 2018;

●	Maintenance and repair expenses were decreased by approximately $0.3 million as compared to fiscal 2018;

●	The decreased consulting expenses of approximately $0.3 million as compared to fiscal 2018.

Impairment of goodwill

In fiscal 2019, the Company wrote off the goodwill $8.5 million which is mainly attributable to the acquisition of Shangchi Automobile in fiscal 2017 due to sluggish business operations and continuous losses incurred.

Impairment of intangible asset

For the years ended December 31, 2020 and 2019, the Company recorded an impairment of $12.0 million and $1.1 million for the licenses and permit resulted from the acquisition of Shangchi Automobile in fiscal 2017. Electric vehicle manufacturing license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $11,998,606 for the year ended December 31, 2020. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 because the carrying amount was not recoverable and it exceeded its fair value based on the management's assessment for the electric vehicle manufacturing license.

Research and development expenses

Research and development expenses increased by $0.6 million, or 172.2%, to $0.9 million in fiscal 2020 from $0.3 million in fiscal 2019. The increase was primarily due to more R&D activities during fiscal 2020 as we increased our R&D expenses for our EV segment, mainly on driverless street sweepers.

Research and development expenses decreased by $0.1 million, or 15.5%, to $0.3 million in fiscal 2019 from $0.4 million in fiscal 2018. The decrease was primarily due to less R&D activities during fiscal 2019 as we had limited activities for our electric vehicle segment.

Total operating expenses

Total operating expenses decreased by $0.1 million, or 0.4%, to $14.8 million for fiscal 2020 from $14.9 million in fiscal 2019, which was mainly due to a decrease of approximately $8.5 million in impairment of goodwill and approximately $3.7 million in general and administrative expenses, offset by an increase of approximately $10.9 million in impairment of intangible asset for fiscal 2020 compared to fiscal 2019.

Total operating expenses increased by $9.2 million, or 162.1%, to $14.9 million for fiscal 2019 from $5.7 million in fiscal 2018, which was mainly due to an increase of approximately $9.6 million in impairment of goodwill and intangible asset for fiscal 2019 compared to fiscal 2018.

Interest expenses

Our interest expenses decreased by approximately $0.1 million, or 32.3% to approximately $0.3 million in fiscal 2020, from approximately $0.4 million in fiscal 2019. As the outstanding days of short-term bank loans in fiscal 2020 are less than that in fiscal 2019, we had less interest expenses accrued for bank loans in fiscal 2020 compared to fiscal 2019.

Our interest expenses decreased by approximately $0.2 million, or 29.2% to approximately $0.4 million in fiscal 2019, from approximately $0.6 million in fiscal 2018. As the outstanding days of short-term bank loans in fiscal 2019 are less than that in fiscal 2018, we had less interest expenses accrued for bank loans in fiscal 2019 compared to fiscal 2018.

Other expense (income)

Other expense was approximately $0.04 million in fiscal 2020 and $nil million in fiscal 2019. Other expense was primarily related to the disposal of property, plant and equipment.

Other income was $nil in fiscal 2019 and approximately $0.2 million in fiscal 2018. Other income generated in fiscal 2018 was primarily related to the consulting fee that we charged to a third-party company using our patent in its production of doors with air treatment functionality.

Loss (income) before income taxes from continuing operations

Our loss before income tax from continuing operations was approximately $10.6 million in fiscal 2020, an increase of approximately $1.3 million compared to loss of approximately $9.3 million in fiscal 2019. The increase was primarily attributable to a decrease of approximately $1.5 million in gross profit compared to fiscal 2019.

Our loss before income tax from continuing operations was approximately $9.3 million in fiscal 2019, an increase in loss of approximately $11.3 million compared to income of approximately $2.0 million in fiscal 2018. The increase was primarily attributable to an increase of approximately 9.2 million in operation expenses compared to fiscal 2018.

Income taxes expense (benefit)

Our income taxes benefit was approximately $0.6 million in fiscal 2020, a decrease of approximately $1.0 million or 268.1% from provision for income taxes approximately $0.4 million in fiscal 2019. The decreased income tax provision was in line with decreased taxable income from continuing operations in fiscal 2020 comparing to fiscal 2019.

Our provision for income taxes was approximately $0.4 million in fiscal 2019, a decrease of approximately $0.7 million or 64.7% from approximately $1.0 million in fiscal 2018. The decrease was mainly due to significant losses before income taxes from continuing operations in fiscal 2019 comparing to fiscal 2018.

Net income (loss) from discontinued operations

As of December 31, 2019, we closed Tantech Babiku and Lishui Zhongzhu, and we also sold Tantech Energy because of business strategy change. The net loss for these discontinued operations was approximately $0.3 million in fiscal 2019 compared to a net income approximately $0.1 million in fiscal 2018. There was no discontinued operation in fiscal 2020.

Net loss attributable to common stockholders

Our net loss attributable to common stockholders was approximately $6.5 million in fiscal 2020, an increase of approximately $0.2 million from approximately $6.3 million in fiscal 2019. The increase of net loss was attributable to the factors described above.

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

For the years ended December 31, 2020 and 2019, the Company had a significant decrease in net income. In addition, the Company closed Tantech Babiku and Lishui Zhongzhu, and sold Tantech Energy due to business strategic changes during the years ended December 31, 2019 and 2018. All of these events had significant impact on the Company’s operations.

For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers. In addition, as a result of negative impact of COVID-19, the Company reduce its consumer product manufacturing activities in fiscal 2020. Meanwhile, the EV segment is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

Due to a successful equity financing which resulted in net proceeds of $9.1 million in November 2020, as well the registered direct offering in September 2017 which resulted in net proceeds of $5.6 million, the Company had approximately $37.1 million cash on hand as of December 31, 2020. Although the Company maintains a positive working capital as of December 31, 2020 and generated positive cash flows from its operations for the years ended December 31, 2020 and 2019, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business. As of December 31, 2020 and 2019, the Company had a short-term loan balance of approximately $5.6 million and $6.9 million, respectively. In addition, the Company had bank acceptance notes payable balance of approximately $1.8 million and $0.2 million as of December 31, 2020 and 2019, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2021.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020. Although the Company is currently not generating net income from its EV segment, it has been focusing on reducing the costs and expenses and developing other non-rebate EV products. During the year ended December 31, 2020, the Company established two subsidiaries in Zhejiang to focus on development and manufacturing of electric vehicles, especially driverless street sweepers. The Company plans to fund this segment through additional private placement and continued support from other subsidiary companies. The principal shareholder of the Company, along with an affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

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

As of December 31, 2020, we had cash and restricted cash of approximately $37.3 million. Our current assets were approximately $81.9 million and our current liabilities were approximately $16.8 million, which resulted in a current ratio of 4.9:1, increased from 3.6:1 in fiscal 2019. Total stockholders’ equity as of December, 31 2020 was approximately $99.5 million.

Our accounts receivable turnover in days were 319 days and 269 days for fiscal 2020 and 2019, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable from continuing operations, the Company provided bad debt allowance of $3.7 million against the aged accounts receivable balances. Subsequent to December 31, 2020 and through April 14, 2021, the Company collected $6.4 million or 19% of the accounts receivable balance from continuing businesses as of December 31, 2020.

As of December 31, 2020 and 2019, the Company had significant advances to suppliers of approximately $6.9 million and $13.1 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the fiscal years indicated:

(All amounts in thousands of U.S. dollars)

	2020	2019	2018
Net cash provided by operating activities	$14,171	$14,696	$14,665
Net cash used in investing activities	(123)	(5,930)	(17,995)
Net cash provided by (used in) financing activities	8,940	(5,460)	(810)
Effect of exchange rate changes on cash	1,705	(530)	391
Net increase (decrease) in cash, restricted cash and cash equivalents	24,693	2,776	(3,749)
Cash, restricted cash and cash equivalents, beginning of year	12,646	9,870	13,619
Cash, restricted cash and cash equivalents, end of year	$37,339	$12,646	$9,870

Operating Activities

Net cash provided by operating activities was approximately $14.2 million in fiscal 2020, compared to cash provided by operating activities of approximately $14.7 million in fiscal 2019. The change in net cash provided by operating activities was primarily attributable to the following factors:

●	Non cash adjustment of $10.0 million, which primarily consisted of $12.0 million impairment of intangible assets, offset by a reduction of $1.8 million in deferred tax liabilities;

●	A reduction of $8.0 million in account receivable due to collection efforts and wrote off some long-aged accounts receivable;

●	A reduction of $7.1 million in advance to supplier due to receipt of materials and wrote off some long-aged supplier’s advances;

●	A reduction of $2.4 million on manufacturing rebate receivable due to collection;

Offset by the impacts from the following factors:

●	The Company had a net loss of $10.0 million in fiscal 2020, increased by $0.4 million compared to fiscal 2019;

●	A decrease of $3.8 million in customer deposits received in fiscal 2019.

Net cash provided by operating activities was approximately $14.7 million in fiscal 2019, compared to cash provided by operating activities of approximately $14.7 million in fiscal 2018. The change in net cash provided by operating activities was primarily attributable to the following factors:

●	Non cash adjustment of $13.7 million, which primarily consisted of $9.6 million impairment of goodwill and intangible assets, $1.3 million bad debt provision for accounts receivable and $1.0 million inventory provision;

●	The company received $9.0 million from disposition subsidiary;

●	An increase of $6.2 million in customer deposits received for future customer orders;

●	A reduction of $1.6 million on manufacturing rebate receivable due to collection;

●	Net cash flow provided by operation activities from discontinued operation amounted to $4.6 million;

Offset by the impacts from the following factors:

●	An increase of $9.9 million in accounts receivable due to more sales in fiscal 2019;

●	The Company had a net loss of $9.6 million in fiscal 2019, decreased by $10.7 million compared to fiscal 2018.

Investing Activities

Net cash used in investing activities was $0.1 million for fiscal 2020, compared to net cash used in investing activities of $5.9 million in fiscal 2019. The net cash used in investing activities in fiscal 2020 was primarily attributable to $0.1 million paid for purchase of property, plant and equipment.

Net cash used in investing activities was $5.9 million for fiscal 2019, compared to net cash used in investing activities of $18.0 million in fiscal 2018. The decrease in net cash used in investing activities in fiscal 2019 was primarily attributable to the payment of $6.7 million to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang. The net cash used in investing activities in fiscal 2018 was primarily attributable to the payment of $17.4 million to acquire 18% equity interest in Libo Haokun Stone Co., Ltd.

Financing Activities

Net cash provided by financing activities was $8.9 million for fiscal 2020, compared to net cash used in financing activities of $5.5 million for fiscal 2019. Net cash provided by financing activities for fiscal 2020 was primarily due to an offering of 6,060,608 common shares at a price of $1.65 per share, which resulted in net proceeds of approximately $9.1 million. In addition, we also had net proceeds of approximately $1.4 million from bank acceptance note payable, offset by net repayment of $1.7 million of bank loans.

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

Loan Facilities

As of December 31, 2020, the balance of our bank loans was approximately $5.6 million. Our outstanding balance of bank acceptance notes was $1.8 million as of December 31, 2020.

As of December 31, 2020, the details of all our short-term bank loans are as follow:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Shanghai Pudong Development Bank	April 27, 2020	12 months	$2,606,100
2	Short-term bank loan	Bank of China	July 7, 2020	12 months	$2,958,690

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow approximately $2.9 million (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan is to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $0.3 million (RMB2.0 million) as required in fiscal year 2020. The Company further repaid $0.2 million (RMB 1.0 million) in February 2021 and $2.5 million (RMB 16 million) in April 2021.

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $3.0 million (RMB 19.3 million) for one year with annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd., and Forasen Group Co., Ltd., one third party, Zhejiang Meifeng Tea Industry Co., Ltd., and three individual related parties, Zhengyu Wang, Chairman of the Board of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

During the year ended December 31, 2020, the Company also borrowed and repaid the following loans:

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.7 million (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board of the Company and his wife, Yefang Zhang and Lishui Jiuanju Trading Co., Ltd., the president of which was also CEO of the Company. The Company repaid the loan upon maturity.

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $1.5 million (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.5 million (RMB 10 million). The Company repaid the loan upon maturity.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2020 and 2019. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning and Shuige Industrial Zone facility located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2020 and 2019.

	As of December 31, 2020	As of December 31, 2019
Statutory Reserves	$6,437,506	$6,379,276
Total Restricted Net Assets	$6,437,506	$6,379,276
Consolidated Net Assets	$99,491,388	$94,532,261
Restricted Net Assets as Percentage of Consolidated Net Assets	6.5%	6.7%

Total restricted net assets accounted for approximately 6.5% of our consolidated net assets as of December 31, 2020. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Total restricted net assets accounted for approximately 6.7% of our consolidated net assets as of December 31, 2019. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $0.1 million, $6.8 million and $18.3 million for the years ended December 31, 2020, 2019 and 2018, respectively for the addition and renovation of our workshops and office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

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

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

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

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company adopted this guidance in fiscal 2020 and this guidance did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect that the requirements of ASU 2019-12 will have a material impact on its consolidated financial statements.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2020, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$5,564,790	$5,564,790	$-	$-	$-
Bank Acceptance Notes Payable	1,753,109	1,753,109	-	-	-
Due to third parties	306,600	306,600	-	-	-
Due to related parties	2,019,087	2,019,087	-	-	-
Total	$9,643,586	$9,643,586	$-	$-	$-

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, senior management and employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of April 22, 2021:

Name	Age	Position(s)

Wangfeng Yan	43	Chief Executive Officer

Weilin Zhang	52	Chief Financial Officer

Mingqin Dong	31	Chief Operating Officer

Zhengyu Wang	52	Chairman of Board of Directors

Yefang Zhang	54	Director

Wencai Pan	44	Director (Independent)

Hongdao Qian	57	Director (Independent)

Shudong Wang	70	Director (Independent)

Wangfeng Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. Mr. Yan is a 9.24% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Weilin Zhang has served as our Chief Financial Officer since July 2019. Prior to being appointed as CFO, Mr. Zhang has been serving as the CFO of Forasen Group since October 2018 and was its CFO from March 2008 to June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mingqin Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile, our 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of us. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University.

Zhengyu Wang has served as our Chairman since July 2014 and was our CEO from July 2014 to December 2019. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, and the executive director and general manager of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Yefang Zhang has been our director since 2013. Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 22.04% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2020, 2019 and 2018.

	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)	Total ($)
Wangfeng Yan(3)	2020	28,082	—	878	28,960
Former Chief Operating Officer and current Chief Executive Officer	2019	26,536	—	820	27,356
	2018	21,911	—	678	22,589
Zhengyu Wang(4)	2020	—	—	—	—
Former Chief Executive Officer	2019	32,132	—	994	33,126
	2018	35,054	—	1,084	36,138
Weilin Zhang(5)	2020	42,124		1,316	43,440
Current Chief Financial Officer	2019	21,911	—	678	22,589
	2018	—	—	—	—
Jing Jin(6)	2020	—	—	—	—
Former Chief Financial Officer	2019	24,000	—	—	24,000
	2018	48,000	—	—	48,000
Mingqin Dong(7)	2020	25,274	—	790	26,064
Current Chief Operating Officer	2019	2,191	—	68	2,259
	2018	—	—	—	—

(1)	No officer received a bonus in 2020, 2019 and 2018.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.

(4)	Effective December 6, 2019, Zhengyu Wang resigned as Chief Executive Officer.

(5)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(6)	Effective July 1, 2019, Jing Jin resigned as Chief Financial Officer.

(7)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2019 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2020, we had four such directors, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2020. Compensation for our Chairman and former Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

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

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. A majority of our Board of Directors is independent, as such term is defined by NASDAQ.

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

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

D.	Employees

Our Employees

As of March 31, 2021, we employ a total of 39 full-time employees in the following functions (excluding the employees at Shangchi Automobile):

Lishui & Hangzhou	Number of Employees
Department	March 31, 2021	December 31, 2020	December 31, 2019	December 31, 2017
Senior Management	5	5	5	5
Human Resource & Administration	7	7	7	10
Finance	7	7	6	8
Research & Development	3	3	3	3
Production & Procurement	14	14	14	36
Sales & Marketing	3	3	4	5
Total	39	39	39	67

Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile	Number of Employees
Department	March 31, 2021	December 31, 2020
Senior Management	3	3
Human Resource & Administration	6	6
Finance	2	2
Research & Development	6	6
Production & Procurement	14	14
Sales & Marketing	2	2
Total	33	33

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2020, 2019 and 2018, we contributed approximately $31,000, $42,000 and $47,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019 . Under the terms of that employment agreement, Mr. Yan is entitled to the following:

●	Base compensation of RMB 200,000 payable in 12 equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

●	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement is scheduled to expire on December 5, 2022.

Weilin Zhang

We entered into an employment agreement with our chief financial officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

●	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

●	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement is scheduled to expire on June 30, 2022.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

●	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

●	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on December 5, 2022.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 27, 2021 by:

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 35,894,097 common shares outstanding as of April 27, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of April 27, 2021, we had five shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO (3)	18,935	0.1%
Weilin Zhang, CFO	—	0.0%
Mingqin Dong, COO	—	0.0%
Zhengyu Wang (4), Chairman	11,280,000	31.4%
Yefang Zhang (4), director	11,280,000	31.4%
Wencai Pan, independent director	—	0.0%
Shudong Wang, independent director	—	0.0%
Hongdao Qian, independent director	—	0.0%
All directors and executive officers as a group (eight (8) persons)	11,298,935	31.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Mr. Wangfeng Yan holds 18,395 shares of the Company through a company he wholly owns.

(4)	Tanbsok Group Ltd holds 11,280,000 common shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

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

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our common shares as of April 27, 2021 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 35,894,097 common shares outstanding as of April 27, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 27, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

Shareholders	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Tanbsok Group Ltd (2)	11,280,000	31.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	Tanbsok Group Ltd held one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

B.	Related party transactions

Our Audit Committee of our Board of Directors (which consists solely of independent directors) approves and ratifies all related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2018, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2018, we have had transactions with the following related parties:

●	Zhengyu Wang

●	Yefang Zhang

●	Wangfeng Yan

●	Henglong Chen

●	LiShui JiuAnJu Commercial Trade Co., Ltd.

●	Forasen Group

●	Zhejiang Forasen Food Co., Ltd.

In addition to the executive officer and director compensation arrangements, Tantech entered the following related party transactions for the year ended December 31, 2020, 2019 and 2018, to which it was a participant, in which the amount involved in the transactions is material to Tantech or the related party.

	December 31, 2020	December 31, 2019	December 31, 2018
Dr. Henglong Chen and his affiliates *	$881,442	$932,616	$1,227,773
Forasen Group Co., Ltd. (“Forasen Group”) and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019, and Ms. Yefang Zhang, Mr. Wang’s wife and a director of the Company	1,058,188	864,623	874,402
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	79,457	41,364	-
Total	$2,019,087	$1,838,603	$2,102,175

* Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 of Tantech’s restricted common shares to him in connection with the acquisition of Shangchi Automobile. As of December 31, 2020, 2019 and 2018, the amount due to Dr. Henglong Chen and his affiliates were $881,442, $932,616 and $1,227,773, respectively.

As of December 31, 2020, 2019 and 2018, the Company also borrowed $1,058,188, $864,623 and $874,402 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, and Ms. Yefang Zhang, Mr. Wang’s wife and a director of the Company, for working capital purposes.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $79,457, $41,364 and $0, as of December 31, 2020, 2019 and 2018, respectively.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Ms. Yefang Zhang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans.

Advance to vendor – related party

During the year ended December 31, 2020, the Company paid $3,089,690 (RMB 20,154,532) to Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), a company controlled by our CEO, Mr. Wangfeng Yan, to purchase bamboo charcoal materials. As of December 31, 2020, the Company received materials of $1,556,690 (RMB 10,154,532 with tax), and the remaining advance of $1,533,000 (RMB 10 million) was returned by the vendor in March 2021.

Guaranty provided for related party

In July 2017, Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”) provided a guarantee with a bank on behalf of Forasen Group for maximum amount of approximately $8.7 million (RMB 57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee expired on July 23, 2020.

In July 2020, Tantech Bamboo provided a guarantee with Bank of China for Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) for maximum amount of approximately $1.5 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See information provided in response to Item 18 below.

We incorporate by reference in the Registration Statements on Form F-3 (File No. 333- 213240, 333-248197 and 333-251509) and on Form S-8 (File No. 333-205821) our consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, which appears in this Annual Report on Form 20-F.

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

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and us for a debt dispute of total RMB 11.35 million (approximately $1.7 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017.

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

Our common shares have been listed on Nasdaq since March 24, 2015 under the symbol “TANH.”

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on Nasdaq under the symbol “TANH.”

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

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends are taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2020, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the common shares are regularly traded on Nasdaq and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on display

The Company is subject to the informational requirements of the Exchange Act, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.tantech.cn. However, information contained on our website does not constitute a part of this annual report.

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

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 0.5 million ($0.1 million) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2020.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Any appreciation or depreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2020, 2019 and 2018, we had adjustments of $5,892,311, $(5,494,731) and $(949,689), respectively, for foreign currency translations. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

See “Item 10.B—Additional Information—Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures.

(a)	Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31, 2020.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2020, the last day of our fiscal year of 2020. This assessment was based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) were not effective as of December 31, 2020.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2020 considered the following factors:

●	the number of inadequate skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP;

●	lack of adequate knowledge of SEC rules; and

●	Due to the size of the Company and available resources, there are limited personnel to assist with the accounting and financial reporting function, which results in a lack of segregation of duties.

Based on the above factors, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 because our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training. These material weaknesses existed as of December 31, 2019 and had not yet been fully remediated as of December 31, 2020.

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

There have been no changes in the Company’s ICFR identified in connection with the above evaluation that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR, other than the following:

●	We continued to enforce the plan for remediation of the material weaknesses in ICFR as outlined in the Form 20-F for the year ended December 31, 2016, continued to improve internal control over financial reporting and conducted timely self-assessment.

●	We completed a thorough review of the processes and procedures in the Company’s financial reporting related to the areas where the material weaknesses existed and made necessary changes to streamline our processes.

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

The Company’s Board of Directors has determined that Mr. Wencai Pan qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ standards. The Company’s Board of Directors has also determined that Mr. Pan and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ standards.

Item 16B.	Code of Ethics.

We have adopted a Code of Ethics and have attached it as an exhibit to this annual report. A copy of the Code of Ethics may be found on our company website.

Item 16C.	Principal Accountant Fees And Services .

Prager Metis CPAs, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2020, 2019 and 2018. Audit services provided by Prager Metis for fiscal 2020, 2019 and 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2020, 2019 and 2018, Prager Metis CPAs, LLC’ fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000, $225,000 and $215,000, respectively.

Audit-Related Fees

The Company has paid Prager Metis CPAs, LLC $37,000, $0 and $0 for audit-related services in fiscal 2020, 2019 and 2018.

Tax Fees

The Company has not paid Prager Metis CPAs, LLC for tax services in fiscal 2020, 2019 and 2018.

All Other Fees

The Company has not paid Prager Metis CPAs, LLC other fees in fiscal 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies

Before Prager Metis was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than Prager Metis’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

2.2 (11)	Form of Warrant issued on September 29, 2017

2.3 (8)	Form of Registered Investor Warrant issued on November 24, 2020

2.4 (8)	Form of Unregistered Investor Warrant issued November 24, 2020

2.5 (8)	Form of Placement Agent Warrant issued November 24, 2020

4.1 (2)	Purchase Agreement by and among Registrant, Henglong Chen and Suzhou E-Motors Co., Limited dated May 2, 2016

4.2 (3)	Long Term Supply Agreement between Registrant and Zhejiang Longquanzhixin Trading Co., Limited dated December 15, 2016

4.3 (11)	Form of Stock Purchase Agreement, dated September 27, 2017, by and between the Company and the Investors

4.4 (4)	Summary Translation of Share Purchase Agreement between Zhejiang Apeikesi Energy Co., Ltd and Tantech Energy Technology Co., Ltd dated December 14, 2017

4.5 (5)	Translation of Share Transfer Agreement between Zhejiang Tantech Bamboo Technology Co., Ltd. and Lishui Ertai Trading Co. Ltd dated June 26, 2019

4.6 (4)	Summary Translation of Lishui Xincai Share Purchase Agreement between Shanghai Shicai Minerals Co., Ltd and Tantech Holdings Ltd dated January 8, 2018

4.7 (6)	Translation of Investment Agreement between Tantech Holdings (Lishui) Co., Ltd. and Jingning Zhonggang Mining Co., LTD dated November 29, 2019

4.8 (6)	Translation of Supplementary Agreement among Tantech Holdings (Lishui) Co., Ltd., Jingning Zhonggang Mining Co., Ltd and Lishui Zhonggang Mining Co., Ltd. dated December 17, 2019

4.9 (7)	Translation of Exclusive Management Consulting and Technology Service Agreement between Shanghai Jiamu Investment Management Co., Ltd and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.10 (7)	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.11 (7)	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.12 (7)	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019

4.13 (7)	Translation of Power of Attorney between Xinyang Wang and Zhengyu Wang dated December 10, 2019

4.14 (7)	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.15 (7)	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.16 (7)	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019

4.17 (4)	Translation of Power of Attorney between Wangfeng Yan and Zhengyu Wang dated July 13, 2017

4.18 (7)	Translation of Joint Statement among Zhengyu Wang, Wangfeng Yan, Xinyang Wang, Wangbo and Jiamu dated May 15, 2020 with the effective date of December 10, 2019

4.19 (9)	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019

4.20 (9)	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019

4.21 (9)	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019

4.22*	Summary Translation of the Lease Agreement between Zhejiang Tantech Energy Technology Co., Ltd and Zhejiang Tantech Bamboo Charcoal Co., Ltd. dated December 8, 2020

4.23*	Translation of the Lease Agreement between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd. dated August 8, 2020

4.24*	Summary Translation of the Lease Agreement between Shenzhen Xinrui Commercial Property Co., Ltd and Shenzhen Yimao New Energy Sales Co., Ltd. dated November 20, 2020

4.25 (8)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC

4.26 (10)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC

4.27 (8)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.28 (8)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.29*	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021

8.1*	List of subsidiaries

11.1 (2)	Code of Ethics

12.1*	Certification of the principal executive officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the principal financial officer of the Registrant pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	2014 Equity Incentive Plan

23.1*	Consent Letter of Prager Metis CPAs, LLC

99.1*	Press release dated April 27, 2021 titled “Tantech Announces Full Year 2020 Financial Results”

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form 6-K, dated May 2, 2016 and incorporated by reference.

(3)	Previously filed on Form 6-K, dated December 19, 2016 and incorporated by reference.

(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on May 11, 2018 and incorporated herein by reference.

(5)	Previously filed on Form 6-K, dated June 27, 2019 and incorporated by reference.

(6)	Previously filed on Form 6-K, dated December 18, 2019 and incorporated by reference.

(7)	Previously filed on Form 6-K, dated May 20, 2020 and incorporated by reference.

(8)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated by reference.

(9)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on June 30, 2020 and incorporated herein by reference.

(10)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.

(11)	Previously filed on Form 6-K, dated September 27, 2017 and incorporated by reference.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan

Name:	Wangfeng Yan

Title:	Chief Executive Officer

Date: April 27, 2021

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Tantech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd and subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Electric Vehicle Manufacturing License as of December 31, 2020

The Company has an electric vehicle manufacturing license which has an indefinite life. At December 31, 2020, the aggregate amount of indefinite-lived intangible assets was approximately $12 million. The Company recorded impairment charges in 2020 relating to the company's indefinite-lived intangible assets of $12 million. As discussed in Note 11 to the consolidated financial statements, the Company tests its indefinite-lived intangible assets for impairment annually and whenever events or circumstances indicate that it is more likely than not that the impairment may have occurred.

Auditing the Company’s impairment test on Indefinite-lived Intangible Assets was complex due to the significant judgment required in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions that require judgment, including the amount and timing of future cash flows (e.g. revenue growth rates) and the weighted average cost of capital (“discount rate”), which are affected by factors such as general market conditions and recent operating performance.

To test the estimated fair value of the Company's reporting unit, our audit procedures included, among others, evaluating the valuation methodology and the reasonableness of management’s revenue growth rate and gross margin forecasts. We compared the assumptions in the valuation process described above, used by management, to current industry and economic trends, historical Company results, changes to the Company’s business model, regulatory changes, customer base or revenue mix and other relevant factors. We evaluated the Company’s internal and external communications to identify any corroboratory or contrary evidence. We assessed the historical accuracy of management’s estimates and evaluated management’s sensitivity assessment of the subjective assumptions to evaluate the changes in the analysis that would result from changes in these assumptions.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2018

Hackensack, New Jersey

April 27, 2021

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$37,119,195	$12,440,457
Restricted cash (Note 3 at VIE)	220,109	205,520
Accounts receivable, net (Note 3 at VIE)	34,410,597	39,352,408
Inventories, net (Note 3 at VIE)	671,251	595,627
Advances to suppliers, net (Note 3 at VIE)	6,854,461	13,079,889
Advances to suppliers – related party	1,533,000	-
Prepaid taxes (Note 3 at VIE)	1,046,667	2,396,349
Prepaid expenses and other receivables, net (Note 3 at VIE)	45,467	91,377
Total Current Assets (Note 3 at VIE)	81,900,747	68,161,627

Property, plant and equipment, net (Note 3 at VIE)	2,477,912	2,700,034

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	5,755,237	7,746,116
Intangible assets, net (Note 3 at VIE)	664,033	12,959,017
Long-term Investment	25,497,316	23,883,983
Total Other Assets (Note 3 at VIE)	31,916,586	44,589,116
Total Assets (Note 3 at VIE)	$116,295,245	$115,450,777

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$5,564,790	$6,861,208
Bank acceptance notes payable (Note 3 at VIE)	1,753,109	205,520
Accounts payable (Note 3 at VIE)	1,543,994	1,650,851
Due to related parties (Note 3 at VIE)	2,019,087	1,838,603
Customer deposits (Note 3 at VIE)	3,183,088	6,742,659
Taxes payable (Note 3 at VIE)	571,354	102,704
Due to third parties	306,600	287,200
Accrued liabilities and other payables (Note 3 at VIE)	1,861,835	1,444,896
Total Current Liabilities (Note 3 at VIE)	16,803,857	19,133,641
Deferred tax liability (Note 3 at VIE)	-	1,784,875
Total Liabilities (Note 3 at VIE)	16,803,857	20,918,516

Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 35,894,097 and 28,853,242 shares issued and outstanding as of December 31, 2020 and 2019, respectively	35,894	28,853
Additional paid-in capital	48,392,181	39,310,178
Statutory reserves	6,437,506	6,379,276
Retained earnings	45,480,031	52,058,681
Accumulated other comprehensive loss	(1,493,070)	(7,590,943)
Total Stockholders’ Equity attributable to the Company	98,852,542	90,186,045
Noncontrolling interest	638,846	4,346,216
Total Stockholders’ Equity	99,491,388	94,532,261
Total Liabilities and Stockholders’ Equity	$116,295,245	$115,450,777

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$42,283,670	$49,230,570	$29,561,399
Cost of revenues	37,807,297	43,253,070	21,532,319
Gross Profit	4,476,373	5,977,500	8,029,080

Operating expenses
Selling expenses	977,201	319,946	320,479
General and administrative expenses	955,210	4,655,382	4,971,804
Impairment of goodwill and intangible asset	11,998,606	9,584,000	-
Research and development expenses	890,316	327,260	386,628
Total operating expenses	14,821,333	14,886,588	5,678,911

Income (loss) from operations	(10,344,960)	(8,909,088)	2,350,169

Other income (expenses)
Interest income	50,732	53,060	56,894
Interest expense	(300,125)	(443,262)	(626,343)
Other (loss) income, net	(39,530)	3,669	247,069
Total other expenses	(288,923)	(386,533)	(322,380)

(Loss) income before income tax expense (credit)	(10,633,883)	(9,295,621)	2,027,789
Income tax expense (credit)	(611,655)	363,662	1,031,158
Net (loss) income from continuing operations	(10,022,228)	(9,659,283)	996,631

Discontinued operation:
Income from discontinued operations, net of tax	-	270,479	83,367
Loss from disposal of discontinued operations	-	(569,891)	-
Net (loss) income from discontinued operations	-	(299,412)	83,367

Net (loss) income	(10,022,228)	(9,958,695)	1,079,998
Less: net loss attributable to noncontrolling interest from continuing operations	(3,501,808)	(3,601,728)	(896,769)
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(6,520,420)	$(6,356,967)	$1,976,767

Net (loss) income	(10,022,228)	(9,958,695)	1,079,998
Other comprehensive income (loss):
Foreign currency translation adjustment	5,892,311	(5,494,731)	(949,689)
Comprehensive (loss) income	(4,129,917)	(15,453,426)	130,309
Less: Comprehensive loss attributable to noncontrolling interest	(3,707,370)	(3,571,880)	(881,364)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(422,547)	$(11,881,546)	$1,011,673

(Loss) earnings per share - Basic and Diluted
Continuing operations	$(0.22)	$(0.21)	$0.07
Discontinued operations	$0.00	$(0.01)	$0.00
Total	$(0.22)	$(0.22)	$0.07
Weighted Average Shares Outstanding - Basic and Diluted
Continuing operations and discontinued operations	29,566,243	28,853,242	28,745,571

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2020, 2019 and 2018

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders’
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2017	28,703,242	$28,703	$39,067,328	$(1,101,270)	$6,461,788	$56,356,369	$8,799,460	$109,612,378

Issuance of common stock for service	150,000	150	242,850	-	-	-	-	243,000
Foreign currency translation adjustment	-	-	-	(965,094)	-	-	15,405	(949,689)
Net income (loss)	-	-	-	-	-	1,976,767	(896,769)	1,079,998

Balance at December 31, 2018	28,853,242	28,853	39,310,178	(2,066,364)	6,461,788	58,333,136	7,918,096	109,985,687

Foreign currency translation adjustment	-	-	-	(5,524,579)	-	-	29,848	(5,494,731)
Net loss	-	-	-	-	(82,512)	(6,274,455)	(3,601,728)	(9,958,695)

Balance at December 31, 2019	28,853,242	28,853	39,310,178	(7,590,943)	6,379,276	52,058,681	4,346,216	94,532,261

Issuance of common stock for private placement	6,060,608	6,061	9,048,939	-	-	-	-	9,055,000
Exercise of 2017 warrants	944,655	945	(713)	-	-	-	-	232
Issuance of common stock for service	35,592	35	33,777	-	-	-	-	33,812
Foreign currency translation adjustment	-	-	-	6,097,873	-	-	(205,562)	5,892,311
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	58,230	(58,230)	-	-
Net loss	-	-	-	-	-	(6,520,420)	(3,501,808)	(10,022,228)

Balance at December 31, 2020	35,894,097	$35,894	$48,392,181	$(1,493,070)	$6,437,506	$45,480,031	$638,846	$99,491,388

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) income	$(10,022,228)	$(9,958,695)	$1,079,998
Net loss (income) from discontinued operations	-	299,412	(83,367)
Net (loss) income from continuing operations	(10,022,228)	(9,659,283)	996,631
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Reversal of) Allowance for doubtful accounts - accounts receivable	(845,416)	1,297,752	910,811
(Reversal of) Allowance for doubtful accounts - advance to suppliers	(378,233)	164,220	777,848
(Reversal of) Allowance for doubtful accounts – other receivables	(84,573)	705,400	66,305
Allowance for doubtful accounts - due from related party	-	-	364,288
Inventory reserve	92,064	1,030,236	700,379
Impairment of goodwill and intangible asset	11,998,606	9,584,000	-
Decrease in deferred tax liability	(1,799,791)	(165,500)	-
Depreciation expense	436,427	462,639	628,144
Amortization of intangible asset	441,489	441,489	443,318
Amortization of prepaid consulting expense	-	140,738	102,263
Loss (gain) from disposal of property, plant and equipment	68,614	(8,047)	(44,814)
Issuance of common stock for service	33,812	-	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	8,024,036	(9,879,682)	7,023,546
Accounts receivable - related party	-	-	3,249,359
Advances to suppliers	7,093,022	415,727	(3,555,851)
Advances to suppliers, non-current	-	-	1,558,916
Advances to suppliers - related party	(1,448,000)	-	-
Inventory	(125,492)	242,142	(147,485)
Prepaid expenses and other receivables	133,768	9,127	767,849
Manufacturing rebate receivable	2,374,720	1,563,840	(644,959)
Accounts payable	(206,261)	(751,363)	(2,621,226)
Accrued liabilities and other payables	313,552	(78,923)	49,492
Customer deposits	(3,792,409)	6,184,836	(115,771)
Collection of receivable from discontinued operations	-	8,962,187	-
Taxes payable	1,863,853	(597,392)	573,660
Net cash provided by continuing operations	14,171,560	10,064,143	11,082,703
Net cash provided by discontinued operations	-	4,632,769	3,582,177
Net cash provided by operating activities	14,171,560	14,696,912	14,664,880

Cash flows from investing activities
Acquisition of property, plant and equipment	(144,806)	(92,369)	(559,038)
Proceeds from disposal of property, plant and equipment	21,842	16,580	54,089
Additions to intangible assets	-	-	(2,585)
Payment for investment	-	(6,707,570)	(17,448,000)
Proceeds from disposition of subsidiaries	-	854,567	-
Net cash used in continuing operations	(122,964)	(5,928,792)	(17,955,534)
Net cash used in discontinued operations	-	(1,522)	(39,976)
Net cash used in investing activities	(122,964)	(5,930,314)	(17,995,510)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	-	(2,823,890)	2,455,806
Notes receivable	-	-	14,540
Bank acceptance notes payable, net of repayment	1,448,667	(1,823,003)	(4,560,185)
Proceeds from bank loans	9,568,384	6,918,544	10,291,412
Repayment of bank loans	(11,230,688)	(7,352,944)	(7,835,606)
Proceeds from (repayment of) loans from related parties, net	98,474	(378,833)	(1,175,971)
Proceeds from issuance of common stock and warrants	9,055,232	-	-
Net cash provided by (used in) continuing operations	8,940,069	(5,460,126)	(810,004)
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	8,940,069	(5,460,126)	(810,004)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	1,704,662	(530,288)	390,992

Net increase (decrease) in cash, restricted cash and cash equivalents	24,693,327	2,776,184	(3,749,642)

Cash, restricted cash and cash equivalents, beginning of year	12,645,977	9,869,793	13,619,435

Cash, restricted cash and cash equivalents, end of year	$37,339,304	$12,645,977	$9,869,793

Supplemental disclosure information:
Income taxes paid	$436,566	$1,105,876	$1,044,480
Interest paid	$308,690	$439,869	$608,048

Supplemental non-cash activities:
Common shares issued for service	$33,812	$-	$243,000

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Through its 100% owned operating subsidiaries and entities controlled through VIE agreements, Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. Details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu via VIE arrangements	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing and sale of various products made from bamboo and charcoal; trading business

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku”)	October 20, 2015	Lishui, Zhejiang Province, China	-	Discontinued in fiscal 2018 (See Note 5)

Zhejiang Zhongzhu Tourism Development Co., Ltd. (“Lishui Zhongzhu”)	November 18, 2015	Lishui, Zhejiang Province, China	-	Discontinued in fiscal 2018 (See Note 5)

Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”)	September 24, 2008	Lishui, Zhejiang Province, China	-	Discontinued in fiscal 2019 (See Note 5)

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business (continued)

Lishui Xincai was established on December 14, 2017 by an unrelated third party. On January 8, 2018, the third party transferred all of its shares in Lishui Xincai to Lishui Tantech. Since then, Lishui Xincai has been Lishui Tantech’s wholly owned subsidiary. On December 30, 2019, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai.

On January 2, 2020, Jikang Energy was established as a wholly owned subsidiary of Lishui Xincai with authorized share capital of RMB 5 million. Jikang Energy is a holding company and does not conduct any substantial business.

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

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company’s control.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the statement of comprehensive income from the date of acquisition.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation, such as reclassification of customer advance to due to related parties, presentation of discontinued operations due to disposition of Tantech Energy in fiscal 2019. These reclassifications had no effect on the reported revenues, net income (loss) and cash flows.

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

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented at invoiced amount net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

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

Intangible assets

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at cost. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method over the period of estimated useful life.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

As of December 31, 2019, the Company wrote off the goodwill acquired from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017 of $8,480,668.

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

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Due to Third Parties

Due to third parties represent amounts the Company borrowed from third parties for working capital purpose. The due to third parties balance are unsecured, interest-free and due upon demand. As of December 31, 2020 and 2019, the due to third parties balance amounted to $306,600 and $287,200, respectively.

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

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2020		December 31, 2019		December 31, 2018
US$: RMB exchange rate	Period End	$0.1533	Period End	$0.1436	Period End	$0.1513
	Average	$0.1448	Average	$0.1448	Average	$0.1454

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

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2020 and 2019. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (continued)

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2020 and 2019, the total number of registered and unregistered warrants outstanding was 6,557,635 and 1,078,045, respectively. For the years ended December 31, 2020, 2019 and 2018, no warrants were included in the diluted income (loss) per share as they would be anti-dilutive.

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

During the year ended December 31, 2020, the Company’s revenues for consumer product segment decreased approximately 36% as compared to the same period of last year, however, the sales for trading segment increased significantly for approximately 269% due to the significant increased demand for bamboo charcoal used for air purification and sanitation products.

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

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company adopted this guidance in fiscal 2020 and this guidance did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect that the requirements of ASU 2019-12 will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable Interest Entity

The VIE contractual arrangements

Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao, are controlled through contractual arrangements in lieu of direct equity ownership by the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Wangbo owns 51% and Jiyi owns 19% of Shangchi Automobile respectively. A third party owns 30% of Shangchi automobile.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable Interest Entity (continued)

The following assets and liabilities of the consolidated VIE were included in the accompanying consolidated balance sheets of the Company as of December 31, 2020 and 2019 after elimination of intercompany balances:

	December 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	$206,893	$70,420
Restricted cash	220,109	205,520
Accounts receivable, net	-	795,240
Prepaid taxes	1,045,027	894,051
Inventories, net	301,607	239,222
Advances to suppliers, net	333,010	93,241
Prepaid expenses and other receivables, net	37,104	73,378
Total Current Assets	2,143,750	2,371,072

Non-current assets
Property, plant and equipment, net	1,157,803	1,139,398
Manufacturing rebate receivable	5,755,237	7,746,116
Intangible assets, net	462,279	12,764,272
Total Assets	$9,519,069	$24,020,858

Current liabilities
Bank acceptance notes payable	$220,109	$205,520
Accounts payable	1,207,623	1,165,718
Customer deposits	381,623	113,657
Taxes payable	369	-
Due to related parties	892,590	943,584
Accrued liabilities and other payables	350,928	442,280
Total Current Liabilities	3,053,242	2,870,759
Non-current liabilities
Deferred tax liability	-	1,784,875
Total Liabilities	$3,053,242	$4,655,634

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Liquidity

For the years ended December 31, 2020 and 2019, the Company had a significant decrease in net income. In addition, the Company closed Tantech Babiku and Lishui Zhongzhu, and sold Tantech Energy’s remaining operation due to business strategic changes during the years ended December 31, 2019 and 2018. All of these events had significant impact on the Company’s operations.

For its consumer product segment, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers. In addition, as a result of negative impact of COVID-19, the Company reduced its consumer product manufacturing activities in fiscal 2020. Meanwhile, the Electric Vehicle (the “EV”) segment is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

Due to a successful equity financing which resulted in net proceeds of $9.1 million in November 2020, as well as the equity financing in September 2017 which resulted in net proceeds of $5.6 million, the Company had approximately $37.1 million cash on hand as of December 31, 2020. Although the Company maintains a positive working capital as of December 31, 2020 and generated positive cash flows from its operations for the years ended December 31, 2020 and 2019, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business. As of December 31, 2020 and 2019, the Company had a short-term loan balance of approximately $5.6 million and $6.9 million, respectively. In addition, the Company had bank acceptance notes payable balance of approximately $1.8 million and $0.2 million as of December 31, 2020 and 2019, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2021.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2021. Although the Company is currently not generating net income from its EV segment, it has been focusing on reducing the costs and expenses and developing other non-rebate vehicles. During the year ended December 31, 2020, the Company established two subsidiaries to focus on developing and manufacturing of electric vehicles. The Company plans to fund this segment through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

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

The aggregated financial results of the discontinued business are set forth below:

	Year ended December 31,	For the period from January 1 to	Year ended December 31,
	2020	July 31, 2019	2018
Revenue	$-	$3,803,430	$9,107,922
Cost of revenues	-	4,048,640	9,116,707
Gross loss	-	(245,210)	(8,785)
Operating expenses	-	629,525	3,164,918
(Reversal of) Bad debt provision	-	(1,144,417)	(1,477,631)
Income (loss) from operations	-	269,682	(1,696,072)
Other income, net	-	797	1,779,439
Income before income taxes	-	270,479	83,367
Income taxes	-	-	-
Income from discontinued operations, net of tax	$-	$270,479	$83,367

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$38,110,487	$45,083,689
Allowance for doubtful accounts	(3,699,890)	(5,731,281)
Accounts receivable, net	$34,410,597	$39,352,408

The movement of allowance for doubtful accounts are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Balance at beginning of year	$5,731,281	$4,682,592
Change of allowance for doubtful accounts	(895,043)	1,286,997
Write off	(1,523,489)	-
Translation adjustments	387,141	(238,308)
Balance at end of year	$3,699,890	$5,731,281

Note 7 – Inventory

Inventory consisted of the following:

	December 31, 2020	December 31, 2019
Raw materials	$489,750	$515,658
Finished products	53,223	79,269
Work in process	128,278	700
Total Inventory	$671,251	$595,627

For the years ended December 31, 2020, 2019 and 2018, the Company recorded inventory markdown in the amounts of $92,064, $1,030,236 and $700,379, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Advances to suppliers

	December 31, 2020	December 31, 2019
Advances to suppliers	$7,033,556	$14,596,906
Allowance for doubtful accounts	(179,095)	(1,517,017)
Advances to suppliers, net	6,854,461	13,079,889
Less: Advances to suppliers, non-current	-	-
Advances to suppliers, current	$6,854,461	$13,079,889

The movement of allowance for doubtful accounts are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Balance at beginning of year	$1,517,017	$1,426,769
Change of allowance for doubtful accounts	(400,436)	162,859
Write off	(1,039,958)	-
Translation adjustments	102,472	(72,611)
Balance at end of year	$179,095	$1,517,017

 Advances to suppliers – non-current

	December 31, 2020	December 31, 2019
Zhibo Jieli Special Battery Material Co., Ltd *	$-	$430,800
Allowance for doubtful accounts	-	(430,800)
Advances to suppliers – non-current, net	$-	$-

* representing the prepayments made to acquire machinery.

During the year ended December 31, 2020, the Company wrote off the prepayments made to Zhibo Jieli Special Battery Material Co., Ltd for acquiring the machinery.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Manufacturing rebate receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria listed, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for approximately $6,000 and $29,400 in government manufacturing rebates for each of the qualifying electric vehicles sold during the years ended December 31, 2018 and 2017, respectively, because the management believes that the electric vehicles sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured.

Shangchi Automobile did not make sales of electric vehicles during the years ended December 31, 2020 and 2019, respectively, and recognized $Nil manufacturing rebate income as part of revenue for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the manufacturing rebate receivable was $5,755,237 (RMB 37,542,315), including $2,023,560 (RMB 13,200,000) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2016, $3,051,676 (RMB 19,906,560) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2017 and $680,001 (RMB 4,435,755) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2018. The Company has not received the full payment of those eligible government rebates due to the recent slower processing of rebates. The Company is currently working closely with the local government to speed up the collection process of the outstanding government rebate balance.

Note 10 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2020	December 31, 2019
Building	$5,631,049	$5,199,348
Machinery and Production equipment	1,311,624	1,901,886
Electronic equipment	193,912	240,606
Office equipment	38,524	55,961
Automobiles	545,008	501,156
Construction in progress	133,339	117,014
Subtotal	7,853,456	8,015,971
Less: Accumulated depreciation	(5,375,544)	(5,315,937)
Property, plant and equipment, net	$2,477,912	$2,700,034

Depreciation expense was $436,427, $703,113 and $1,049,274 for the years ended December 31, 2020, 2019 and 2018, respectively, among which $436,427, $462,639 and $628,144 were for continuing operations, respectively.

As of December 31, 2020 and 2019, building with net book value of $895,742 (all from continuing operations) and $966,201 (all from continuing operations), respectively, were pledged as collateral for bank loans (Note 12).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets, net

	December 31, 2020	December 31, 2019
Software	$25,957	$24,314
Electric vehicle manufacturing license**	-	11,899,171
Land use rights*	307,241	287,800
Patents**	4,599,000	4,308,000
Subtotal	4,932,198	16,519,285
Less: Accumulated amortization	(4,268,165)	(3,560,268)
Intangible assets, net	$664,033	$12,959,017

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2020 and 2019, land use rights with net book value of $201,755 (all from continuing operations) and $194,745 (all from continuing operations), respectively, were pledged as collateral for bank loans (Note 12).

** Electric vehicle manufacturing license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle production license should be impaired. The Company recorded an impairment of $11,998,606 for the year ended December 31, 2020. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 because the carrying amount was not recoverable and it exceeded its fair value based on the management's assessment. For the years ended December 31, 2018, the Company did not record any impairment for the electric vehicle manufacturing license.

Amortization expense for intangible assets totaled $441,489, $459,898 and $602,959 for the years ended December 31, 2020, 2019 and 2018, respectively, among which $441,489, $441,489 and $443,318 were for continuing operations, respectively.

Note 12 – Short-term bank loans

The Company’s short-term bank loans consist of the following:

	December 31, 2020	December 31, 2019
Loan payable to Bank of China Lishui Branch	$2,958,690	$4,132,808
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	2,606,100	2,728,400
Total	$5,564,790	$6,861,208

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,958,690 (RMB 19,300,000) for one year with annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one third party, Zhejiang Meifeng Tea Industry Co., Ltd., and three individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and Aihong Wang, his relative.

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,912,700 (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $306,600 (RMB2.0 million) as required in fiscal year 2020. The Company further repaid $153,300 (RMB 1.0 million) in February 2021 and $2,452,800 (RMB16 million) in April 2021.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term bank loans (continued)

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,725,674 (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and LJC, a related party, the president of which was also the present CEO and previous COO of the Company. The Company repaid the loan upon maturity.

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,533,000 (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.5 million (RMB 10 million). The Company repaid the loan upon maturity.

As of December 31, 2020, total bank loans payable amounted to $ 5,564,790.

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

On March 18, 2019, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,696,808 (RMB 18.78 million) for one year with annual interest rate of 6.05%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and LJC, a related party, the president of which was also the present CEO and previous COO of the Company. The loan was fully repaid upon maturity in January 2020.

On November 4, 2019, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,728,400 (RMB 19 million) with fixed annual interest rate of 5.22% and mature date of April 30, 2020. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000). The loan was fully repaid upon maturity in April 2020.

As of December 31, 2019, total bank loans payable amounted to $6,861,208.

For the years ended December 31, 2020, 2019 and 2018, the interest expense related to bank loans was $300,125, $421,646 and $378,857, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of up to one year. These notes are negotiable documents issued by or guaranteed by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2020 and 2019, deposits of $220,109 and $205,520 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31, 2020	December 31, 2019
Bank acceptance notes payable issued by SPD Bank Zhang Jiagang Branch	(a)	$-	$205,520
Bank acceptance notes payable issued by Zhang Jiagang Rural Commercial Bank	(b)	220,109	-
Commercial acceptance notes payable guaranteed by SPD Bank Lishui Branch	(c)	1,533,000	-
Total		$1,753,109	$205,520

(a)	Bank acceptance notes payable of $205,520 (RMB1,431,200) issued by SPD Bank Zhang Jiagang Branch with due date on January 12, 2020. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. These notes were fully paid upon maturity and restricted deposit was also released upon the payments.

(b)	Bank acceptance notes payable of $220,109 (RMB1,435,805) issued by Zhang Jiagang Rural Commercial Bank with due dates from February 10, 2021 to March 29, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. These notes were fully paid upon maturity and restricted deposit was also released upon the payments.

(c)	Commercial acceptance notes payable of $1,533,000 (RMB10,000,000) issued by Tantech Bamboo and guaranteed by SPD Bank Lishui Branch with due date on April 19, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order for the bank to make guarantee for the notes and ensure the availability for future credit. A related party, Zhejiang Xinsen Industrial Co., Ltd. (“Zhejiang Xinsen”), made collateral for this commercial acceptance notes payable on behalf of Tantech Bamboo with a one-year term deposit of approximately $1,533,000 (RMB10,000,000), which has a due date of April 21, 2021. The note was fully paid upon maturity by Zhejiang Xinsen on behalf of Tantech Bamboo.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Related Party Balances and Transactions

The balances due to related parties were as follows:

	December 31, 2020	December 31, 2019
Dr. Henglong Chen and his affiliates *	$881,442	$932,616
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	1,058,188	864,623
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	79,457	41,364
Total	$2,019,087	$1,838,603

* Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of December 31, 2020 and 2019, the amount due to Dr. Henglong Chen and his affiliates were $881,442 and $932,616, respectively.

As of December 31, 2020 and 2019, the Company also borrowed $1,058,188 and $864,623 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $79,457 and $41,364 as of December 31, 2020 and 2019, respectively.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans (Note 12).

Advance to vendor – related party

During the year ended December 31, 2020, the Company paid $3,089,690 (RMB 20,154,532) to LJC, a company controlled by our CEO, Mr. Wangfeng Yan, to purchase bamboo charcoal materials. As of December 31, 2020, the Company received materials of $1,556,690 (RMB 10,154,532 with tax), the remaining advance of $1,533,000 (RMB 10 million) was returned by the vendor in March 2021.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies

Guaranty provided for related party

In July 2017, Tantech Energy provided a guarantee with SPD Bank Lishui Branch on behalf of Forasen Group for maximum amount of approximately $8.7 million (RMB 57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee expired on July 23, 2020.

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) for maximum amount of approximately $1.5 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Operating lease

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2020. The annual rent under operating lease agreement was approximately $144,800 (RMB 1 million). On August 10, 2020, Shangchi Automobile renewed the operating lease agreement with the landlord for one year until August 9, 2021 with annual rent of approximately $144,800 (RMB 1 million). Shangchi Automobile was granted 2-month rent-free period due to COVID-19 impact in fiscal 2020.

Shenzhen Yimao leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $13,600 (RMB93,600). The lease agreement was renewed for another year until November 11, 2020.

On November 20, 2020, Shenzhen Yimao signed a new operating lease agreement for office space for one year from November 23, 2020 to November 22, 2021 with annual rent of approximately $6,400 (RMB 44,352).

Tantech Bamboo leased factory facilities and office space from Tantech Energy after Tantech Energy was sold in July 2019 under operating leases until December 31, 2019 with rent free for the whole period in 2019. This agreement was renewed for another year from January 1, 2020 to December 31, 2020 with annual rent of approximately $179,400 (RMB1,238,784). In December 2020, the Company renewed the above agreement for another year to December 31, 2021.

The rental expense for the years ended December 31, 2020, 2019 and 2018 were $299,562, $167,526 and $139,507, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies (continued)

Contingency

In May 2018, our wholly owned subsidiary Tantech Bamboo signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of approximately $4.5 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another third party agreed to purchase the shares from the plaintiff by paying approximately $13.8 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $13.8 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. The other third party has paid approximately $5.3 million (RMB 34.86 million) and approximately $8.5 million (RMB 55.14 million) remains unpaid.

Accordingly, in June 2020, LJC, a company controlled by our CEO, Mr. Wangfeng Yan, issued to Tantech Bamboo an anti-guaranty guaranty to guarantee Tantech Bamboo’s potential payment obligation, and a bank statement of approximately $10.7 million (RMB 70 million). Therefore, the Company’s PRC counsel believes Tantech Bamboo’s legal risk has been relieved to some extent. The Company believes that it is more likely than not that LJC will perform its guaranty obligation and Tantech Bamboo will not need to make the payment.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Stockholders’ equity

On September 19, 2018, the Company issued 150,000 common shares to three individuals for consulting services to be provided for the period from September 19, 2018 to May 18, 2019, which were valued at $243,000 based on the quoted market price at issuance. The entire cost of $243,000 was amortized over the 8-month service period using straight line method.

On March 23, 2020, the Company issued 35,592 common shares to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

On November 24, 2020, the Company completed an offering of 6,060,608 common shares at an offering price of $1.65 per share. The gross proceeds were approximately $10 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $9.1 million.

As of December 31, 2020 and 2019, the Company had an aggregate of 35,894,097 and 28,853,242 common shares outstanding, respectively.

September 2017 Offering Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 1,078,045 common shares, consisting of 945,654 common shares exercisable underlying investor warrants and 132,391 common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $4.25 per share and $4.675 per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

During the year ended December 31, 2020, 944,655 common share were issued upon excise of investor warrants at $0.001 per share. The exercise price of such warrants was reduced from $4.25 per share to $0.001 per share by virtue of the Company’s entry into a securities purchase agreement on November 20, 2020,

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 2,754,820 common shares and unregistered warrants to purchase up to 3,305,788 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.81 per share. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 363,637 common shares at $1.815 per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

As of December 31, 2020, the total number of common shares underlying registered and unregistered warrants outstanding was 6,557,635. These warrants have weighted average of remaining life of 4.73 years and weighted average exercise price of $1.87.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Noncontrolling Interests

A reconciliation of non-controlling interest as of December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
Beginning Balance	$4,346,216	$7,918,096
Proportionate shares of net loss	(3,501,808)	(3,601,728)
Foreign currency translation adjustment	(205,562)	29,848

Total	$638,846	$4,346,216

As of December 31, 2020 and 2019, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 18 – Long term investments

On January 10, 2018, the Company invested approximately $18.4 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $7.1 million (RMB 46.32 million). The consideration equals 18% of RMB 257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB 257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

On December 17, 2019, Lishui Tantech entered into a supplementary agreement to the Investment Agreement (the “Supplementary Agreement,” and collectively with the Investment Agreement, the “Agreements”) with Jingning Zhonggang and Lishui Zhonggang Mining Co., Ltd. (“Lishui Zhonggang”). Jingning Zhonggang is a wholly-owned subsidiary of Lishui Zhonggang. Pursuant to the Supplementary Agreement, if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, Lishui Tantech has the option to terminate the Investment Agreement and Jingning Zhonggang is obligated to return all of the consideration paid by the Company within 30 days after the termination date and the interest calculated by the relevant loan rate of the People’s Bank of China. Lishui Zhonggang, as the only shareholder of Jingning Zhonggang, will be jointly and severally liable for Jingning Zhonggang’s liabilities under the Agreements. Due to COVID-19 pandemic in early 2020, the mining permit renewal process has been delayed. Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Long term investments (continued)

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

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $7.13 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

As the Company did not have significant influence over the equity investee, the investments were accounted for using the cost method. For the years ended December 31, 2020, 2019 and 2018, the Company did not recognize any impairment losses for the long-term investments.

Note 19 – Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Prepaid corporation income tax	$-	$356,121
Prepaid value-added tax	1,046,667	2,040,228

Total	$1,046,667	$2,396,349

Taxes Payable

Taxes payable as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Corporation income tax payable	$415,488	$-
Other tax payable	155,866	102,704

Total	$571,354	$102,704

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes (continued)

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high–tech company on December 7, 2017 and renewed on December 2, 2020. Shangchi Automobile was subject to income tax rate of 15%.

Tantech Bamboo, Lishui Tantech, Shenzhen Yimao, Jiamu, Jiyi, Wangbo, Tantech Charcoal, Zhejiang Shangchi, Lishui Smart and Tanbo Tech are all subject to income tax at unified rate of 25% for the year ended December 31, 2020.

The impact of the tax holidays noted above decreased foreign taxes by $nil, $381,033 and $158,424 for the years ended December 31, 2020, 2019 and 2018, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $nil, $0.01 and $0.01 for the years ended December 31, 2020, 2019 and 2018, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2020, 2019 and 2018:

	Years ended December 31,
	2020	2019	2018
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact	(14)%	(11)%	(8)%
Permanent difference and others	(5)%	4%	(1)%
Changes of deferred tax assets valuation allowances	0%	(22)%	35%
Total	6%	(4)%	51%

The income tax expense (credit) consisted of the following:

	Years ended December 31,
	2020	2019	2018
Current	$1,188,136	$529,162	$1,031,158
Deferred	(1,799,791)	(165,500)	-
Total	$(611,655)	$363,662	$1,031,158

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes (continued)

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Allowance for doubtful accounts and other reserves and impairments	$4,464,601	$4,426,306
Valuation allowance	(4,464,601)	(4,426,306)
Total	$-	$-

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$1,905,442	$1,949,004
Impairment of intangible assets acquired through acquisition	(1,905,442)	(164,129)
Total	$-	$1,784,875

At December 31, 2020 and 2019, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2020 and 2019, the valuation allowance was $4,464,601 and $4,426,306, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results of consumer products, trading and electric vehicles separately. The Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles, and trading. Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts trading businesses related to bamboo charcoal products. The EV segment was acquired in July 2017.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2020, 2019 and 2018, respectively.

	Consumer product			Trading			EV			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Revenue from external customers	$29,418,654	$45,821,163	$22,388,827	$12,481,023	$3,379,705	$3,776,842	$383,993	$29,702	$3,395,730	$42,283,670	$49,230,570	$29,561,399
Revenue from inter segment	(2,926,739)	(1,005,029)	(7,790,931)	-	-	-	-	-	-	(2,926,739)	(1,005,029)	(7,790,931)
Cost of revenue	25,598,821	40,138,663	14,347,896	11,813,003	2,270,766	3,290,089	395,473	843,641	3,894,334	37,807,297	43,253,070	21,532,319
Gross profit	3,819,833	5,682,500	8,040,931	668,020	1,108,939	486,753	(11,480)	(813,939)	(498,604)	4,476,373	5,977,500	8,029,080
Interest expenses	206,365	355,400	292,996	93,760	71,979	126,030	-	15,883	207,317	300,125	443,262	626,343
Depreciation & amortization	244,601	276,170	420,301	-	-	-	633,315	627,958	526,725	877,916	904,128	947,026
Capital expenditure	2,489	6,787,833	13,512,820	-	-	209,721	142,317	12,106	792,981	144,806	6,799,939	14,515,522
Segment assets	29,385,843	81,944,714	84,899,512	77,389,793	9,487,143	7,777,390	9,519,609	24,018,920	41,517,112	116,295,245	115,450,777	134,194,014
Segment profit	$644,981	$2,430,387	$4,135,969	$1,571,390	$(83,910)	$(134,511)	$(12,238,599)	$(12,005,760)	$(3,004,827)	$(10,022,228)	$(9,659,283)	$996,631

All of the Company’s long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31
	2020	2019	2018
Revenue from China	$42,283,670	$49,230,570	$29,561,399
Revenue directly from foreign countries	-	-	-
Total Revenue	$42,283,670	$49,230,570	$29,561,399

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2020, five major customers accounted for approximately 28%, 20%, 14%, 12% and 10% of the Company’s total sales, respectively. For the year ended December 31, 2019, six major customers accounted for approximately 19%, 19%, 18%, 17%, 13% and 12% of the Company’s total sales, respectively. For the year ended December 31, 2018, two major customers accounted for approximately 37% and 12% of the Company’s total sales, respectively.

As of December 31, 2020, four customers accounted for approximately 32%, 22%, 21% and 20% of the Company’s accounts receivable balance. As of December 31, 2019, five customers accounted for approximately 30%, 18%, 18%, 16% and 16% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2020, two major suppliers accounted for approximately 53% and 17% of the Company’s total purchases, respectively. For the year ended December 31, 2019, three major suppliers accounted for approximately 38%, 20% and 18% of the Company’s total purchases, respectively. For the year ended December 31, 2018, three major suppliers accounted for approximately 33%, 24% and 15% of the Company’s total purchases, respectively.

Note 22 – Subsequent event

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile (formerly known as Suzhou E-Motor) and the Company for a debt dispute of total RMB 11.35 million (approximately $1.7 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. The Company objected the claim and the case is still under investigation by the court as of the date of this filing. The Company estimates that no liability to be recorded by the Company.

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow approximately $2.5 million (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000).