Form 20-F
period 2021-12-31
TANTECH HOLDINGS LTD
filed 2022-07-18
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

6,399,460

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3.KEY INFORMATION

Our Corporate Structure and the Operations of Our PRC Subsidiaries

Tantech Holdings Ltd (“THL,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company, we conduct a substantial portion of our operations through our subsidiaries based in mainland China. Prior to August 3, 2021, we controlled Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”), Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) and Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”) through a series of contractual arrangements (the “VIE Agreements”). Pursuant to the VIE Agreements, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”) had the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. We previously controlled Shangchi Automobile through the VIE agreements because the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”), a principal regulation governing foreign ownership of businesses in the PRC, expressly prohibited direct foreign investment over 50% in automobile industry. In 2018, the Catalogue was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”). According to the Negative List, foreign investors may invest fully in the business that Shangchi Automobile is conducting. After the VIE structure was dismantled in August 2021, we control Shangchi Automobile through our indirect ownership of 70% of its equity.

Currently, our corporate structure contains no VIEs, and the industries in which we operate are not subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the PRC legal system, and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If, in the future, the PRC government determines that our corporate structure does not comply with PRC regulations, or if PRC regulations change or are interpreted differently, the value of our common shares may decline or become worthless.

There are significant legal and operational risks associated with conducting a substantial portion of our operations in mainland China, including that changes in the legal, political, and economic policies of the PRC government, the relations between China and the United States, or PRC or U.S. regulations may materially and adversely affect our business, financial condition, results of operations, and the market price of our common shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by the PRC government, including the recent enactment of China’s Data Security Law, as well as our obligations to comply with China’s new Cybersecurity Review Measures (which became effective on February 15, 2022), regulations and guidelines relating to the multi-level protection scheme, Personal Information Protection Law, or PIPL, and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or continue to be listed on a U.S. or foreign stock exchange.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries, and prior to August 2021, also through our VIEs in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including but not limited to the following material licenses and permits: the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles, and no application for any such material license, permit, certification or registration has been denied. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The Holding Foreign Companies Accountable Act (“HFCAA”)

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the Public Company Accounting Oversight Board of the United States (“PCAOB”) determines it is unable to inspect or investigate completely our auditors for three consecutive years beginning in 2021. Further, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either the AHFCAA or COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our current auditor, YCM CPA Inc., headquartered in Irvine, California, is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditors to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

Cash Flows through Our Organization

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the years ended December 31, 2019, 2020 and 2021, we provided loans with principal amount of $nil, $8.3 million and $19.0 million, respectively, to our subsidiaries.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

A.	Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2021, 2020, 2019, 2018, and 2017. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2021	2020	2019	2018	2017
Revenues	$55,264	$42,284	$49,230	$29,561	$42,298
Gross profit	10,431	4,476	5,977	8,029	10,556
Operating expenses	18,946	14,821	14,886	5,679	5,984
Income (loss) from operations	(8,515)	(10,345)	(8,909)	2,350	4,572
Income (loss) from continuing operations before income tax expense (credit)	(8,264)	(10,634)	(9,295)	2,028	4,476
Income tax expense (credit)	2,429	(612)	364	1,031	1,528
Net income (loss) from continuing operations	(10,693)	(10,022)	(9,659)	997	2,948
Net income (loss) from discontinued operations	—	—	(299)	83	65
Net income (loss)	(10,693)	(10,022)	(9,958)	1,080	3,013
Net income (loss) attributable to the non-controlling interest	(2,335)	(3,502)	(3,602)	(897)	(754)
Net income (loss) attributable to common stockholders	$(8,358)	$(6,520)	$(6,356)	$1,977	$3,767
Earnings (loss) from continuing operations per share	$(2.01)	$(2.21)	$(2.10)	$0.69	$1.45
Earnings (loss) from discontinued operations per share	$0.00	$0.00	$(0.10)	$0.03	$0.00

Balance sheet data:

	As of December 31,
	2021	2020	2019	2018	2017
Working capital	$84,041	$65,097	$49,028	$48,159	$62,456
Current assets	105,808	81,901	68,162	70,314	89,245
Total assets	134,527	116,295	115,451	134,194	138,487
Current liabilities	21,767	16,804	19,134	22,155	26,789
Total liabilities	21,990	16,804	20,919	24,208	28,875
Total equity	$112,537	$99,491	$94,532	$109,986	$109,612

Selected Consolidated Financial Schedule of Tantech and its Subsidiaries

	For the year ended December 31, 2021
		PRC/Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$—	$55,264	$—	$55,264
Income for equity method investment	$(5,898)	$—	$5,898	$—
Net income (loss)	$(8,358)	$(8,233)	$5,898	$(10,693)
Comprehensive income (loss)	$(5,794)	$(6,553)	$4,190	$(8,157)

	For the year ended December 31, 2020
		PRC/Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$—	$42,284	$—	$42,284
Income for equity method investment	$(5,973)	$—	$5,973	$—
Net income (loss)	$(6,520)	$(9,475)	$5,973	$(10,022)
Comprehensive income (loss)	$(422)	$(4,580)	$873	$(4,129)

	For the year ended December 31, 2019
		PRC/Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$—	$49,231	$—	$49,231
Income for equity method investment	$(5,177)	$—	$5,177	$—
Net income (loss)	$(6,357)	$8,779	$(12,380)	$(9,958)
Comprehensive income (loss)	$(11,882)	$6,971	$(10,542)	$(15,453)

	As of December 31, 2021
		PRC/Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Cash	$411	$43,156	$—	$43,567
Total current assets	$43,847	$105,397	$(43,436)	$105,808
Investments in subsidiaries	$71,423	$—	$(71,423)	$—
Total non-current assets	$71,423	$20,059	$(62,763)	$28,719
Total assets	$115,270	$125,456	$(106,199)	$134,527
Total liabilities	$1,009	$64,852	$(43,871)	$21,990
Total shareholders’ equity	$114,261	$60,604	$(62,328)	$112,537
Total liabilities and shareholders’ equity	$115,270	$125,456	$(106,199)	$134,527

	As of December 31, 2020
		PRC/Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Cash	$607	$36,732	$—	$37,339
Total current assets	$25,039	$81,293	$(24,431)	$81,901
Investments in subsidiaries	$74,757	$—	$(74,757)	$—
Total non-current assets	$74,757	$25,734	$(66,097)	$34,394
Total assets	$99,796	$107,027	$(90,528)	$116,295
Total liabilities	$943	$39,870	$(24,009)	$16,804
Total shareholders’ equity	$98,853	$67,157	$(66,519)	$99,491
Total liabilities and shareholders’ equity	$99,796	$107,027	$(90,528)	$116,295

	For the year ended December 31, 2021
		PRC /Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,848)	$(6,242)	$—	$(8,090)
Net cash used in investing activities	$(19,004)	$524	$19,004	$524
Net cash provided by (used in) financing activities	$21,203	$10,606	$(19,004)	$12,805

	For the year ended December 31, 2020
		PRC /Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(332)	$14,503	$—	$14,171
Net cash used in investing activities	$(8,300)	$(123)	$8,300	$(123)
Net cash provided by (used in) financing activities	$9,229	$8,011	$(8,300)	$8,940

	For the year ended December 31, 2019
		PRC /Hong
	Tantech	Kong		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(538)	$15,234	$—	$14,696
Net cash used in investing activities	$—	$(5,930)	$—	$(5,930)
Net cash provided by (used in) financing activities	$547	$(6,007)	$—	$(5,460)

B.	Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C.	Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D.	Risk factors.

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

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the fiscal year 2022.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. In compliance with the government mandates, the Company temporarily closed and its production operations were halted after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. The COVID-19 outbreak had a significant adverse impact on our business and operations of our fiscal year 2020. While the spread of the disease has gradually been under control in China, COVID-19 temporarily affected our business and financial results for the fiscal year 2021, and the Company’s operations may be affected by the ongoing outbreak of COVID-19. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the sales, the collection of the payments from account receivables and the utilization of advances to suppliers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. If COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products and vehicle products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes. As such, we have relied on consumer spending to drive sales in this product line. Since 2010, China’s GDP growth rate has slowed from more than 10% to 8.1% in 2021. If China’s economy slows, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

We acquired 70% of Shangchi Automobile, formerly known as Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”), in 2017 as we valued its potential in EV business. While the overall EV market in China is growing, Shangchi Automobile’s EV business has not reached to our original expectation. During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. In 2021, the company’s vehicle sales returned to normal. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $0, $11,998,606 and $1,103,332 for the year ended December 31, 2021, 2020 and 2019, respectively, because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

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

For the year ended December 31, 2021, one customer accounted for 77% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2020, one customer accounted for 100% of vehicle sales for Shangchi Automobile. No vehicle sales happened in the year ended December 31, 2019 from an accounting perspective. Mainly due to the concentration of sales to relatively few customers, loss of one customer will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

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

The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. The policy changes have caused certain uncertainties and negative impacts on our EV operations and may cause further negative impacts on our EV segment. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. For example, the support policies effective as of January 1, 2021 required that Commercial EV only can get subsidies when the single declare more than 1,000, and the support policies effective as of January 1,2021, called for a 20% of reduction in central government subsidies per electric car in 2021 from its 2020 level. The support policies effective as of January 1, 2022, called for a 30% of reduction in central government subsidies per electric car in 2022 from its 2021 level, and the subsidies will be terminated after December 31,2022. The reduction and termination of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. Accordingly, we plan to inspect the batteries of our EVs. In addition, we decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019 which has become stricter in 2020, 2021 and 2022. The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021.

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

We have approximately $4.7 million in outstanding bank loans as of December 31, 2021. The loans are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $43.6 million in cash and approximately $105.8 million of current assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We are a holding company incorporated in the British Virgin Islands. Prior to August 3, 2021, we conduct a substantial part of our operations through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”) and the Variable Interest Entity (“VIE”) and their subsidiaries in China providing certain technical and consultation services.

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

Our 70% equity interest in Shangchi Automobile comprises a 19% equity interest owned directly through Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”) and a 51% equity interest owned through a series of contractual agreements with the owners of Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Jiamu, which is, in turn, wholly owned by Euroasia International Vantage Capital Limited (“Euroasia”), a 100% owned subsidiary of the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively, the “VIE Agreements”). Pursuant to the VIE Agreements, Jiamu has the exclusive right to provide to Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Therefore, the Company believes that Wangbo should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

On August 3, 2021, the Company completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”) through direct equity ownership instead of a series of contractual arrangements.

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

In addition, while Fuquan Chengwang has received a renewed government-issued mining permit with a term from March 2021 to March 2024, we cannot be certain if it will be able to renew it when the permit expires.

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

Our key charcoal product customers are principally third-party distributors in the PRC. For the year ended December 31, 2021, four major customers accounted for approximately 22%, 20%, 19%, and 14% of the Company’s total charcoal product sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 95%, 92% and 90% of our total sales in 2021, 2020, and 2019, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third-party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the year ended December 31, 2021, two major suppliers accounted for approximately 65% of the Company’s total purchases. For the years ended December 31, 2020, two major suppliers accounted for approximately 70% of the Company’s total purchases. For the years ended December 31, 2019, three major suppliers accounted for approximately 76% of the Company’s total purchases.

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

We generate a large proportion of our sales revenue through wholesale channels and distribution networks requiring us to extend net 90 days payment terms in most cases. These payment terms are difficult to negotiate given the significant bargaining power of the counterparties to the agreements. For this reason, we rely on banking facilities to overcome cash flow shortfalls between delivery and payment collection. Although we engage third-party debt collection agencies when required to manage counterparty risk, we cannot guarantee that we will receive payment in a timely fashion from our customers. To the extent we fail to receive payment in time to service our banking facilities, our business to be materially impacted.

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

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently hold five patents on charcoal products and five patents on vehicles.

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

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties, according to our PRC counsel, though China has paid more and more attention to the protection of intellectual property rights, it is still in early stage. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

Risks Related to Doing Business in China

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our common shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industries that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer common shares to our investors and could cause the value of our common shares to significantly decline or become worthless.

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, the value of our common shares may decline in value or become worthless.

In July 2021, the Chinese government provided new guidance on Chinese companies raising capital outside of mainland China, including through arrangements called variable interest entities, or VIEs. Currently, our corporate structure contains no variable interest entities and we are not in an industry that is subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the Chinese legal system and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If in the future the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently, the value of our common shares may decline or become worthless.

The approval of, filing or other procedures with the CSRC or other Chinese regulatory authorities may be required in connection with issuing securities to foreign investors under PRC law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in mainland China could be undermined if our Chinese subsidiaries are not able to obtain or maintain approvals to operate in mainland China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As of the date of this Annual Report, we are not required to obtain approval or prior permission from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect to issue securities to foreign investors. However, the CSRC recently released the Draft Rules for public comment. If the Draft Rules are adopted in its current form, we would likely be required to submit filings to the CSRC in connection with the future issuance of our equity securities to foreign investors. As there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented, there can be no assurance that we will not be subject to additional requirements, approvals, or permissions in the future. We are required to obtain certain approvals from Chinese authorities in order to operate our Chinese subsidiaries.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, appear to require that offshore special purpose vehicles, controlled by Chinese companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles, obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted in addition to the Cyber Security Law and Data Security Law.

Additionally, the Draft Rules, if declared into effect, will implement a new regulatory framework requiring China-based companies such as us to submit filings to CSRC in connection with the issuance of equity securities to foreign investors. The instructions on the Draft Rules released by the CSRC suggest that companies already listed on overseas exchanges will be exempt, such that prior offerings will not need to be filed with the CSRC. However, if the Draft Rules are declared into effect, we may be required to submit filings to the CSRC in connection with any future offerings, including follow-on offerings, secondary offerings or other shelf offerings, within three working days following the completion of any such offering(s).

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities, and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

If our Chinese subsidiaries do not receive or maintain approvals or inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our Chinese subsidiaries are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations of our Chinese subsidiaries, including limiting or prohibiting the ability of our Chinese subsidiaries to operate, and the value of our shares could significantly decline or become worthless.

To operate our general business activities currently conducted in mainland China, each of our Chinese subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our Chinese subsidiaries has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied.

As of the date of this Annual Report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with issuing securities to foreign investors from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. Based on the above and our understanding of the Chinese laws and regulations currently in effect, we were not required to submit an application to the CSRC or any other Chinese regulatory authorities for issuing securities to foreign investors. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, and we cannot assure you that the relevant Chinese regulatory authorities, including the CSRC, would reach the same conclusion as us. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our securities to foreign investors, it is uncertain whether we will be able and how long it will take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from our public offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain their approvals or complete filing or other procedures for any future public offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an requirement could have a material adverse effect on the trading price of our shares, including potentially making those shares worthless.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America COMPETES Act becomes law.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCAA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act or AHFCAA, and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either bill is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three. As a result, our securities may be prohibited from trading on Nasdaq or over-the-counter markets if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCAA or two years if the AHFCAA or the COMPETES Act becomes law, and would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection or investigation in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, YCM CPA Inc., an independent registered public accounting firm that is headquartered in the United States, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

According to our PRC counsel, China has recently formulated an administrative regulation, namely, the provisions on strengthening the confidentiality and archives management related to the overseas issuance and listing of securities by domestic enterprises, in order to promote cooperation between China and the United States in this regard. At present, this administrative regulation is still soliciting opinions from the society and has not yet come into force. This law makes it clear that the investigation and evidence collection or inspection conducted by overseas regulatory institutions in China should be carried out through the cross-border regulatory cooperation mechanism, and the CSRC and relevant competent departments will provide necessary assistance in accordance with the bilateral and multilateral cooperation mechanism. At the same time, in combination with the international practice of cross-border audit and supervision cooperation, the expression that “on-site inspection shall be mainly conducted by Chinese regulators or rely on the inspection results of Chinese regulators” in the original provisions is deleted. So it may still present some legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

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

Because THL, USCNHK Group Limited (“USCNHK”) and Euroasia are controlled (although indirectly) by a foreign individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that any of THL, USCNHK or Euroasia is a PRC resident enterprise.

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

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2021 version, effective January 1, 2022 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established.

According to the Negative List, our charcoal products and electric vehicle products are not prohibited. Therefore, our proportion of the foreign investment for these products may be up to 100%. We may not also produce or operate those items which belong to the Negative List. In addition, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

Another example is the changes to the Chinese government’s subsidy/rebate support policies to EV manufactures. Those changes have happened on a yearly basis and are at least partially causing delays in our collection of the accounts receivable.

PRC government has legalized the VIE structure for the first time, but VIE structure still faces many uncertainties.

Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. According to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. If VIE structure enterpeises satisfy the premise of complying with domestic laws and regulations, and meet the compliance requirements, these VIE structure enterprises can go for overseas listing after filing with the appropriate government agencies, but the legislators have not yet provided a detailed explanation of the word “compliance requirements”. According to relevant legislative explanations and interpretations, the new regulations are not retroactive in principle, but additional offerings after overseas listing still need to be subject to regulatory measures such as filings. In addition, the new regulations require stricter national security and data security in the process of overseas listing. For example, “personal information of more than 100,000 people or sensitive personal information of more than 10,000 people” is subject to supervision of Chinese government. Chinese government’s legislation or legal supervision on VIE structure has just begun, the new regulations are only the “first step”, and other supporting rules will inevitably follow up in the future. Also, the two new regulations would be revised to some extent after the comments period, so overseas listed companies with VIE structure still faces many legal uncertainties. We need to wait for the more detailed rules and guideline on the VIE structure. According to PRC lawyers, since the Chinese government is a government under the rule of law before laws are promulgated, there will be a process of soliciting comments or publicizing them in advance. It is unlikely that there will be a sudden change in legislative act without prior notice.

On August 3, 2021, the Company completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao, through direct equity ownership instead of a series of contractual arrangements. After the VIE was dismantled, the Company indirectly owns 100% of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China, and in recent years, such controls have become increasingly stringent, although these controls are mainly aimed at criminal activities such as money laundering and fraud. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2021, 2020, and 2019, we had adjustments of $2,535,599, $5,892,311 and $(5,494,731), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

The uncertainties of Chinese government’s oversight on overseas listed company post the risk of the offering

According to our PRC counsel, there are still uncertainties in the negotiations between the Chinese and US governments, and recent statements and actions by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, so there are some risks that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

In July 2020, we provided a guaranty on a line of credit on behalf of a related party, Zhejiang Forasen Food Co., Ltd. (“Forasen Food”). Forasen Food’s outstanding line of credit of RMB 10 million (approximately $1.6 million) will expire on July 8, 2023.

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

We also guaranteed the share repurchase obligation of a related party in 2018 and that guaranty has been replaced by a guaranty for the share purchase obligation of an unrelated party in 2019. In May 2018, our wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group Co., Ltd. (“Forasen Group”), in favor of an unrelated third party. Such third party filed a complaint to claim a payment of $4.6 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another unrelated third party agreed to purchase the shares from the plaintiff by paying approximately $14.1 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $14.1 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. On June 11, 2021, a new settlement agreement was reached by all parties. As of the settlement date, total payment obligation increased to approximately $16.5 million (RMB 105.36 million) due to accrued interest for unpaid portion. The accused third party has paid approximately $5.6 million (RMB 35.86 million) and approximately $10.9 million (RMB 69.50 million) remains unpaid including accrued interest. As of the date of this filing, all outstanding payments were fully paid by the accused third party and dispute was settled.

Entities controlled by our employees, officers and/or directors control a significant percentage of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 3.756% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership.”

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2022. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Ms. Zhang also indirectly controls 13.09% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. Neither Ms. Zhang nor Mr. Wang currently holds any position at CN Energy.

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

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Since we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC, and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our shares of common stock in the United States.

On November 23, 2020, the Division of Corporation Finance of SEC released a report regarding disclosure considerations for China-Based issuers. The report recommended that China-based Issuers must disclose material risks related to their operations in China. The recommended risk factors including i) providing clear and prominent disclosure of PCAOB inspection limitation and lack of enforcement mechanisms; ii) using VIEs in its organizational structure; (iii) disclose risks relating to the regulatory environment in China; (iv) disclosing about differing shareholder rights and remedies in the company’s country of organization and/or based on where a company’s operations are located; and (vi) if the company is a foreign private issuer, disclosing corporate governance differences pursuant to Item 16G of Form 20-F, and difference in reporting requirements between U.S. domestic issuers and foreign private issuers.

On December 14, 2020, the Division of Investment Management’s Disclosure Review and Accounting office reported an Accounting and Disclosure Information—Disclosure Regarding Investments in Emerging Markets, encouraging funds to provide tailored disclosures of risks in the emerging markets in which the funds invest and related risks, so that investors are able to make informed investment decisions about the among funds.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, YCM CPA Inc., is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our continued listing on NASDAQ in the future, to which NASDAQ may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on March 24, 2015, the trading price of our common shares has ranged from $0.222 to $310.9 per common share, and the last reported trading price on May 13, 2022 was $0.268 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

ITEM 4.INFORMATION ON THE COMPANY

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

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

●	January 1998: Lishui Forasen Food Co. Ltd. is established.
●	September 2001: Tantech Charcoal is established.
●	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.
●	April 2003: Lishui Forasen Food Co. Ltd. is renamed “Lishui Forasen Green Industry Group” (the former name of Forasen Group Co., Ltd.).
●	May 2003: Forasen Group acquires 60% of Tantech Bamboo.
●	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.
●	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.
●	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.
●	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.
●	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.
●	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.
●	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

●	October 2009: Lishui Forasen Green Industry Group is renamed “Forasen Group Co. Ltd.”.
●	November 2010: THL is established as “Sinoport Enterprises Limited.”
●	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.
●	April 2013: THL is renamed “Tantech Holdings Ltd”.
●	March 2015: THL completed an initial public offering of its common shares and listing on Nasdaq.
●	April 2015: THL established a subsidiary Euroasia.
●	July 2015: Euroasia established a subsidiary Jiamu.
●	December 2015: Hangzhou Tanbo Technology Co., Ltd. was established.
●	February 2016: Jiamu established a subsidiary Jiyi.
●	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”
●	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.
●	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.
●	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.
●	On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo.
●	October 2017: Euroasia established a subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd.
●	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.
●	On January 10, 2018, the Company signed a share purchase agreement with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun, so we indirectly hold a 18% stake in Libo Haokun.
●	On October 24, 2018, the Company closed Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd.
●	On November 5, 2018, the Company closed Zhejiang Tantech Tourism Development Co., Ltd.
●	On November 12, 2018, the Company closed Zhejiang Babiku Charcoal Co., Ltd.

●	On November 13, 2018, the Company established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary through Shangchi Automobile (formerly known as Suzhou E-Motors).
●	On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party.
●	On November 29, 2019, the Company signed an investment agreement with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million.
●	On December 31, 2019, the Company’s wholly owned subsidiary Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai, the Company’s another wholly owned subsidiary Lishui Xincai.
●	In January 2020, Lishui Jikang Energy Technology Co., Ltd. was established.
●	In November 2020, Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) and Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”) were established.
●	In November 2020, the Company launched driverless and autonomous street sweepers.
●	In November 2020, the Company closed an offering with institutional investors, raising approximately $10 million in gross proceeds, before deducting placement agent fees and other standard offering expenses, from the sale of 6,060,608 of its common shares, priced at $1.65 per share, registered warrants to purchase up to 2,754,820 common shares in a registered direct offering, and unregistered warrants to purchase up to 3,305,788 common shares in a concurrent private placement.
●	On September 23, 2021, the Company established Shanghai Wangju Industrial Group Co., Ltd.
●	On October 21, 2021, EAG International Vantage Capital Limited, a subsidiary of the Company, entered into an Equity Acquisition Agreement with Zhifan Dai, an unrelated third party, to acquire all the shares of China East Trade Co., Limited. without any consideration.
●	On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. without any consideration. As of the date of acquisition of China East Trade Co., Limited and Shenzhen Shangdong Trading Co., Ltd,First International Commercial Factoring (Shenzhen) Co., Ltd became the 100 holding company of the company.
●	On November 13, 2021, the Company established Zhejiang Shangchi Medical Equipment Co., Ltd.
B.	Business Overview

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

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 65.4 million residents, and tenth in terms of population density as of the end of 2021. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 7.35 trillion in 2021 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.514 million residents live in the city as the end of 2021, and city-wide GDP is approximately RMB 171 billion in 2021. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own five patents and 36 trademarks in China covering our bamboo charcoal production and five patents and 2 trademarks in China veering our vehicle production.

For the years ended December 31, 2021, 2020, and 2019, three major suppliers accounted for approximately 69%, two major suppliers accounted for approximately 70% and three major suppliers accounted for approximately 76% of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

According to the Opinions on Accelerating the Innovation and Development of the Bamboo Industry jointly issued by ten departments including the State Forestry and Grassland Administration of China in 2021, by 2035, the total value of China bamboo industry will exceed 1 trillion yuan. The total value of China’s bamboo industry was approximately $320 billion yuan, as of 2021. As of 2021, it employs more than 15 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species. In 2021, for example, the domestic industry was worth 320 billion yuan and employed more than 15 million people.

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

The global bamboos market size was valued at USD 72.1 billion in 2019 and is expected to to reach over USD $98,757.9 million by 2026, growing at a CAGR of around 5.5% during the forecast period from 2020 to 2026. There are about 39 genera of bamboo and more than 590 species in China with more than 6.73 million hectares of pure bamboo forest, which accounts for one third of the bamboo area in the world in 2020. China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, as well as production output, said Zehui Jiang, co-chair of INBAR’s board of trustees.

Zhejiang province is situated on the shore of the East China Sea and has about thirty genera and four hundred varieties of bamboo. Bamboo products made there are sold all around the world, with an annual output of RMB 53.2 billion ($8.5 billion) in 2020. Zhejiang province has almost one sixth of the whole bamboo forest area in China.

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

Pursuant to the agreements, Tantech sold to the buyer all of its intellectual property rights related to EDLC carbon and the equipment for R&D and production. The buyer paid Tantech a total purchase price of RMB 16 million. The payment will be made over 10 years. Other key terms include the following: (a) the first payment of 28% of the total purchase price, or RMB 4.48 million, was made in 2017, consisting of RMB 3.2 million in cash advancement and RMB 1.28 million as payment for Tantech’s EDLC carbon related IP rights; (b) the remaining balance of the purchase price would be paid evenly over the following nine years; and all the payment has been made in 2020. (c) the second payment of RMB 1.28 million of the purchase price and cash interests on the remaining cash receivable was made in 2018; and (d) Tantech will lease its office space, including offices and EDLC carbon R&D and production facilities, to the Buyer, subject to a concession of a free leasehold for the first two years.

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

BBQ Charcoal Products

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand. Previously we produced most of these products by ourselves. Since 2019, we stopped producing BBQ charcoal products due to the stricter environmental requirements by the local government and started to purchase them from third party manufacturers., Because of too few profits, the company stopped selling the BBQ in 2020.

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

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. Several year ago we seeked to protect and grow our market share pricing our products aggressively, often as much as 10-15% below our competitors’ prices,with the brand improve visibility,our price are same as others. Our Charcoal Doctor products’ gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

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

We have developed two kinds of products that use our silver ion nanotechnology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shangdong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. As a result, we adjusted our packaging in preparation for full-scale sales. At the same time as we have sold such products under our Charcoal Doctor brand name in China, we also sold these products to Africa and the Middle East. Because silver nano decomposes and turns black after encountering light, it will turn black in the detergent, which is not good in appearance, but the washing effect is very good. In addition, the company needs to invest a lot of money in brand development. Considering comprehensively, silver ion laundry detergent will no longer be produced.

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

Vehicles

On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. Suzhou E-Motors develops, manufactures, and sells electric vehicles and fuel vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province, is 15,000 square meters. Shangchi Automobile has been approved by the Ministry of Industry and Information Technology (“MIIT”) as qualified to manufacture vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has four fuel vehicle model approved by MIIT.

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed ten models of electric buses, electric logistics cars, and electric specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2018, we sold 110 electric logistic vehicles to Southern China. In 2019, we sold 117 electric logistic cars on behalf of other vehicle manufacturers for commission income. In 2020, we produced 10 fuel midibuses and exported them to Singapore. In addition, we sold 85 fuel midibuses and 59 electric specialty vehicles in fiscal 2020 on behalf of other vehicle manufacturers for commission income. In 2021, we produced 7 fuel midibuses to export, and we sold 477 fuel midibuses on behalf of other vehicle manufacturers for commission income.

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

Autonomous Electric Street Sweepers. We have developed three driverless and autonomous street sweeper models. They are designed for closed areas and therefore do not require any vehicle manufacturing license. All of them are electric. The Shangchi SC-120A model features unmanned, automatic sweeping, the Shangchi SC-120B model features manned, autonomous, intelligent sweepingle, and the Shangchi SC-100A features unmanned, automatic sweeping, autonomous learning, and remote control. These street sweepers are designed for quieter operation and improved cleaning performance, with the ability to reduce or eliminate the 7 to 8 humans required for typical sweeper vehicle operation. We have sold 37 driverless street sweepers during 2021, and we established two companies, Lishui Smart and Zhejiang Shangchi, to produce and sell street sweepers, respectively.

Our Processing Workflow of Bamboo Charcoal Products

We develop and manufacture our bamboo charcoal products using the following processing workflow:

We develop and manufacture our electric vehicles using the following processing workflow:

Welding workshop
Welding of the left and right framework assembly
Prepare workshops, blanking
Restructuring of framework
Chassis workshop
Group welding of the large framework of vehicles
Manufacture of accessories in workshop
Electrical wire harness installation
Body skin welding and preloading of door bodies
Drive system Assembly (controller not included)
Inspection
N
Chassis assembly
Electrical accessories (controller not included)
N
Y
Body foams, spray impedance glue
N
Inspection
Body coating
Inspection
Y
Y
Coating workshop
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Batterv controller installation
N
Storage
Y
Inspection
Test and adiustment

Raw Materials

Our primary raw material for charcoal products is bamboo charcoal. Each year, we purchase bamboo charcoal locally that has been prepared to our specifications from between 15 and 20 suppliers located in and around Lishui. The majority of such purchases comes from approximately two suppliers. In recent years, due to the rising awareness of environmental protection, the Zhejiang province is taking a series of measures to improve water environment, which has led to a massive closure of small-sized bamboo charcoal manufacturers, In addition, we were unable to purchase wood charcoal briquettes from a large supplier, Tahe Xingzhongda Carbon Co. in 2016, due to shortage of supply. However, we have taken actions to remedy such matters, in particular to our primary raw material, bamboo charcoal. Therefore, we do not expect any shortage supply from bamboo charcoal in coming years.

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

We purchased wood charcoal briquettes from a supplier in Heilongjiang province for use in our OEM BBQ charcoal products before. As such products have low technical requirements and are typically used for heating and cooking purposes, we have found that competing on price makes purchasing wood-based charcoal for such purposes suit our customers’ requirements. Our primary source for wood charcoal briquettes, which we rebrand under our Algold brand for sale in China, is Tahe Xingzhongda Carbon Co. in Daxing Anling, Heilongjiang province. In 2016, we were unable to purchase raw material from Tahe Xingzhongda Carbon Co. It caused major decline in our domestic charcoal briquettes sale. While we have adjusted our purchasing strategies to look for alternatives, due to tightening environmental control in local authority, we expect the cost of wood charcoal briquettes would increase in the coming years., Because of too few profits, the Company stopped selling the BBQ in 2020.

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

Vehicles

We do not produce major vehicles components directly from raw material. In general, we purchase major parts directly from three major suppliers. The suppliers for parts are shown below:

●	Changzhou Ruiyue Automobile Co., Ltd. — SKD
●	Jiangsu King Power Technology Co., Ltd. — Engine
●	Danyang City Bona Vehicle Industry Co., Ltd.— automobile wire harness

Distribution Channels and Methods of Competition

International Markets and Customers

Our bamboo charcoal products are also sold directly or indirectly through distributors to international markets. Such exported products include bamboo vinegar, bamboo charcoal and purification product. The majority of our export items are for non-energy use. We estimate that with respect to our charcoal products that the percentage of goods sold for export is less than 5%, with the majority destined for Japan, South Korea and Taiwan.

Domestic Markets and Customers

Currently, our consumer products and vehicles are sold via our distributors’ networks. In addition, we have a logistics center in Lishui and relationships with third-party warehousing companies in Jinan. Starting from 2016, we have been selling our products mainly through distributors instead of operating logistics and warehousing facilities internally. In addition, we have significantly cut our charcoal product sales to supermarket customers.

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

Electric Vehicles

Supported by the Chinese government’s endorsement and driven by its focus on petroleum resource independence, environmental protection and the “Made in China 2025” industrial upgrade, we believe the electric vehicle sector is the most promising segment in the Chinese auto industry. China has become the largest new energy vehicle market in the world. According to equal ocean’s forecast, a well-known research institution in China, China’s new energy vehicle sales are projected to grow to 11.3 million units in 2025, and its penetration rate is expected to reach 35% by 2025.

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

2004

●	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

●	Zhejiang Province High Tech Product Award for its Bamboo Vinegar

●	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

2006

●	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products
●	Forestry Industry Award for Excellence in Forestry — Liquid Bamboo Vinegar Products (6th Anniversary)
●	Lishui City Forestry Industry Key Enterprise in Forestry Award
●	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

●	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal
●	Zhejiang Provincial-Level Key Enterprise in Forestry Award
●	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

●	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

●	National Torch Plan Project Certificate for Liquid Bamboo Products
●	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

●	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research
●	Garden Unit Recognition for beautification and ecological efforts

2012

●	Lishui City Recognition for Patent Grants

2013

●	Zhejiang Province High Technology Enterprise Recognition

2014

●	Lishui City Doctoral Working Station

2020

●	Obtain 3 international standard certifications of bamboo charcoal for participating in the creation of Part 1, Part 2 and Part 3 of ISO 21626,

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

We are collaborating with technology companies and consultants on developing specialty EVs, and plan to invest heavily in this area in 2022.

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

During the years ended December 31, 2021, 2020, and 2019, we spent $8,053,400, $890,316, and $327,260, respectively, on R&D. We had year-over-year increase on R&D expenses primarily due to more R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products and five patents on vehicles.

Patents on Charcoal Products

		Patent
Patent Description	Holder	Type	Application	Expiration	Patent Number
Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Jan. 24, 2006	Jan. 23, 2026	ZL 200610049234.0
Methods for water and bamboo vinegar refining	Tantech Bamboo	Invention	Nov. 13, 2003	Nov. 12, 2023	200310116248.6
A Filling and fixing device for Bottles of Plant nutrient solution	Tantech Bamboo	Utility Model	Dec. 30, 2015	Dec. 29,2025	201521127995.4
Laundry detergent bottles	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330292120.X
Refrigerator deodorant box	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330291808.6

Patents on Vehicles

Patent
Patent Description	Holder	Type	Application	Expiration	Patent Number
Road Sweeper	Shangchi Automobile	Patent for Invention	Aug 28, 2012	Aug 27, 2022	ZL201210311790.6
Energy-absorbing and anti-collision equipment on side of fuel tank	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022776533.2
Variable light front windshield	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022779980.3
Sound insulation and noise prevention hood with reinforcing ribs for front engine	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022605348.7
Multifunctional expanding bucket for sweeping vehicle	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022601008.7

Our Trademarks and Domain Names

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 40 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2023. This website is not part of this report and is not incorporated by reference herein.

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

The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2021 version, effective January 1, 2022 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established.

According to the 2022 Negative List, our charcoal products and EV products do not fall under the prohibited industries.

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for charcoal byproduct uses for cleaning, purification and deodorization.

According to the Negative List, foreign investors may invest fully in our electric vehicle products. Nevertheless, as we may also produce other automobile products, we still keep less than 50% of foreign investment in the general automobile industry.

Chinese Central Government Subsidy Support Policies for EV Manufacturers

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. The reduction of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021.

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

Below is a chart representing our current corporate structure:

In the above charts, we provide the English names of our corporate entities. As to Tantech Holdings Ltd, USCNHK Group Limited, EAG International Vantage Capitals Limited, China East Trade Co., Limited and EPakia Inc., the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Vistra (BVI) Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at Vistra Corporate Services Centre, Wickhams Cay 2, Road Town, Tortola, VG1110, British Virgin Islands. Our agent in the U.S. is Shangzhi Zhang, with the address of 33202 Havers Drive, Cary, NC 27518.

Tantech Holdings Ltd (“THL”)

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited中港企業有限公司” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd炭博士控股有限公司”. On March 4, 2016, the Company’s name was changed to “Tantech Holdings Ltd”. At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named “Tanbsok Group Limited.”

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

On May 18, 2021, THL issued to certain employees an aggregate of 1,600,000 common shares under its 2014 Share Incentive Plan.

On June 7, 2021, THL completed a private placement and issued 5,380,000 common shares at USD$1.30 per share for USD$6,994,000.

On August 3, 2021, THL completed dismantling our VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”) through direct equity ownership instead of a series of contractual arrangements.

On August 9, 2021, we held our annual shareholders meeting and passed a resolution, among other resolutions, to increase our authorized shares from 50,000,000 common shares each with a par value of US $0.001 to 600,000,000 common shares each with a par value of US $0.001.

On December 2,2021, THL completed a registered direct offering and issued 21,120,509 common shares.

On February 28,2022, THL completed a share consolidation of the Company’s common shares at the ratio of one-for-ten.

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

Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”) (Chinese name: 碳博士控股（丽水）有限公司)

Lishui Tantech was formed on April 7, 2016 as Lishui Tantech energy technology Co., Ltd. On May 17, 2017, it changed its name to Lishui Tantech Energy Technology Co., Ltd., and on July 7, 2017 changed its name again to Tantech Holdings (Lishui) Co., Ltd. Lishui Tantech’s authorized share capital is RMB 1 billion of which USCNHK owns 100% interest. Lishui Tantech is organized as a limited liability company under PRC law. Lishui Tantech has one director, Wangfeng Yan, who is a PRC citizen.

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”) (Chinese name: 丽水鑫财实业有限公司)

Lishui Xincai was formed on December 14, 2017 by an unrelated third party. Its authorized share capital is RMB 1 billion. On December 25, 2017, the third party transferred its shares in Lishui Xincai to Lishui Tantech. Since then, Lishui Xincai has been Lishui Tantech’s wholly owned subsidiary. Lishui Xincai is organized as a limited liability company under PRC law. Lishui Xincai has one director, Wangfeng Yan, who is a PRC citizen.

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

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) (Chinese name: 浙江富来森竹炭有限公司)

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 1.35 million, of which Lishui Xincai owns 100%. Lishui Xincai purchased the equity interest from Tantech Bamboo on December 31, 2019. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has one directors, Fengwang Yan, who is PRC citizens.

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

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) (Chinese name: 浙江富来森中竹科技有限公司)

Tantech Bamboo was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese:丽水中林高科有限公司). On December 31, 2005, Tantech Bamboo changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd.” Tantech Bamboo’s authorized share capital is RMB 80 million, of which Jikang Energy owns 100% interest. Tantech Bamboo has one director, Zhengyu Wang, who is a PRC citizen.

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

Shanghai Jiamu Investment Management Co. Ltd. (“Jiamu”) (Chinese name: 上海佳木投资管理有限公司)

Jiamu was formed on July 14, 2015. Its authorized share capital is RMB 500,000, of which Euroasia owns 100%. It is organized as one-person limited company (Taiwan Hong Kong & Macao invested) under PRC law. Jiamu has one director, Wangfeng Yan, who is a PRC citizen.

Hangzhou Wangbo Investment Management Co. Ltd. (“Wangbo”) (Chinese name: 杭州王博投资管理有限公司) -VIE

Wangbo was formed on February 2, 2016. Its authorized share capital is RMB 500,000. Henglong Chen and Zhengyu Wang, as the original shareholders, held 5% and 95% shares respectively. On June 6, 2017, Henglong Chen transferred his 5% shares to Wangfeng Yan. On December 4, 2019, Zhengyu Wang transferred his 95% shares to his daughter Xinyang Wang. The legal representative is Wangfeng Yan. On August 3,2021,Xinyang Wang and Wangfeng Yan transferred all their shares to Jiamu for free. Jiamu obtained 100% of Wangbo after the transfer.

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

Prior to August 3, 2021, Pursuant to the above VIE Agreements, which are described in further detail below, Jiamu had the exclusive right to provide Wangbo consulting services related to business operations including technical and management services. Taken together, the VIE Agreements obligated Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu had gained effective control over Wangbo. Therefore, the Company believed that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. As a result, the Company ultimately controlled a 70% equity interest of Shangchi Automobile and the accounts of Shangchi Automobile were consolidated into those of the Company. Euroasia, Jiamu, Jiyi and Wangbo were all investment holding companies with no significant business activities (collectively “E-Motor Holdings”).

Contractual Arrangements

We had chosen to use contractual relationships in our corporate structure because direct investment by foreign-owned companies in the automobile industry was restricted to own no more than 50% of equity.

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

Due to the previous regulations on foreign ownership of PRC businesses, Jiamu and Wangbo entered into a series of contractual arrangements, also known as VIE Agreements. The variable interest entity, or VIE, agreements were designed to provide Jiamu with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of its controlled company, including absolute control rights and the rights to the assets, property and revenue of Wangbo. Our PRC counsel had advised that the VIE agreements constituted valid and binding obligations of the parties to such agreements and were enforceable and valid in accordance with the laws of the PRC.

However, the Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2020 version, effective July 23, 2020 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. According to the Negative List, our new energy automobile products under Shangchi Automobile are not prohibited. Nevertheless, we had decided to keep the VIE structure as Shangchi Automobile may also produce traditional automobile products.

The VIE Agreements, entered into as of July 13, 2017 and renewed effective as of December 10, 2019 because of the Wangbo shareholder change, are described below and consist of an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Power of Attorney. As an overview, these agreements taken together were designed to allow Jiamu to manage the operations of Wangbo and to receive all of the net income of Wangbo in return.

The following is a summary of the common contractual arrangements that provided us with effective control of our VIE and that enable us to receive substantially all of the economic benefits from its operations.

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

On August 3, 2021, the company completed dismantling its VIE structure and began controlling Wangbo , Shangchi Automobile and its subsidiary, Shenzhen Yimao New Energy Sales Co., Ltd. through direct equity ownership instead of a series of contractual arrangements.

Shenzhen Yimao New Energy Sales Co., Ltd. (Chinese name: 深圳益茂新能源销售有限公司)

On November 13, 2018, we established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary of Shangchi Automobile.

Lishui Smart New Energy Automobile Co., Ltd. (Chinese name: 丽水智动新能源车辆有限公司)

On November 16, 2020, we established Lishui Smart New Energy Automobile Co., Ltd.

Zhejiang Shangchi New Energy Automobile Co., Ltd. (Chinese name: 浙江上驰新能源车辆有限公司)

On November 12, 2020, we established Zhejiang Shangchi New Energy Automobile Co., Ltd.

Eurasia Holdings (Zhejiang) Co., Ltd. (Chinese name: 欧亚通控股（浙江）有限公司)

On July 15, 2021, we established Eurasia Holdings (Zhejiang) Co., Ltd.

Hangzhou Eurasia Supply Chain Co., Ltd. (Chinese name: 杭州欧亚供应链有限公司)

On August 4, 2021, we established Hangzhou Eurasia Supply Chain Co., Ltd. for supply chain business.

Gangyu Trading (Jiangsu) Co., Ltd. (Chinese name: 港誉贸易（江苏）有限公司)

On August 10, 2021, we established Gangyu Trading (Jiangsu) Co., Ltd. for marketing and sales of electric vehicles.

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (Chinese name: 浙江上弛新能源车辆有限公司)

On August 26, 2021, we established Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. for manufacturing and sales of new energy vehicles.

Shanghai Wangju Industrial Group Co., Ltd. (Chinese name: 上海旺桔实业集团有限公司)

ON September 23, 2021, we established Shanghai Wangju Industrial Group Co., Ltd. for investing in the factoring industry.

China East Trade Co., Limited. (Chinese name: 中国上东贸易有限公司)

On October 21, 2021, EAG International Vantage Capital Limited, a subsidiary of the Company, entered into an Equity Acquisition Agreement with Zhifan Dai, an unrelated third party, to acquire all the shares of China East Trade Co., Limited. (“China East Trade”) without any consideration. As of the date of acquisition, China East Trade had nominal operations.

Shenzhen Shangdong Trading Co., Ltd. (Chinese name: 深圳市上东贸易有限公司)

On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement (“Shenzhen Shangdong Acquisition Agreement”) with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. without any consideration. As of the date of acquisition, Shenzhen Shangdong Trading had nominal operations. As the subsidiary of Shenzhen Shangdong, First International Commericial Factoring (Shenzhen) Co., Ltd. (“First International”) became a subsidiary of the Company.

Zhejiang Shangchi Medical Equipment Co., Ltd. (Chinese name: 浙江上驰医疗装备有限公司)

On November 13, 2021, we established Zhejiang Shangchi Medical Equipment Co., Ltd., it focuses on special medical vehicles business.

EPakia Inc.

On May 19, 2022, we established EPakia Inc. (“EPakia”), under the laws of the State of Delaware. Based in the Mid-Atlantic region of the United States, EPakia will be primarily focused on developing biodegradable packaging business in the United States and the international markets.

Disposal of Tantech Energy

On June 26, 2019, our wholly-owned subsidiary Tantech Bamboo entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$ 941,000). The Company completed the disposition process in July 2019.

D.Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until 2052. Following is a list of our properties:

Ground
		Land Use Expiration/Lease		Floor
Location	Address	Term	Space	Area
Lishui, Zhejiang	No. 888 Tianning Street	December 18, 2052	15,208 m2	13,755 m2
Lishui, Zhejiang	Buildings No. 3 and No. 4, No. 10 Cen Shan Road, Shuige Industrial Zone	January 1, 2022 to December 32, 2021	12,904 m2
Lishui, Zhejiang	Buildings No.8 , No. 10 Cen Shan Road, Shuige Industrial Zone	November 13,2021 to November 12,2025	10,000m2
Lishui, Zhejiang	Buildings No1 , No. 10 Cen Shan Road, Shuige Industrial Zone	November 6,2021 to November 5,2025	200m2
Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	August 10, 2021 to August 9, 2022	11,688 m2	4,515 m2
Shenzhen, Guangdong	No. 1108, Tianle Building, No. 1021, Buji Road, Luohu District	January 17, 2022 to January 16, 2023	54 m2

Currently, our charcoal products are sold via our sales and distribution networks located in 19 cities throughout China. We do not own or lease locations in these cities. In addition, we have logistics centers in Lishui and relationships with third-party warehousing companies in Jinan.

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

Shuige Industrial Zone Facility

The following is a map of Shuige Industrial Zone facility, which displays the building numbers referred to in the below tables describing the productive uses of such facility. We rent the buildings according to our planned usage. Currently we are renting building 3rd floor of No. 1, No. 3 ,No. 4 ,No. 8 from Zhejiang Tantech Energy Tech Co., Ltd. for production, and Zhejiang Tantech Energy Tech Co., Ltd. permits us to keep using part of buildings No. 9 and 10 for free as employees’ dorms.

Non-production properties:

		Actual
	Area	used	Reserved	Space
Functional uses and location	(m2)	area (m2)	area (m2)	utilization	Reserved purpose
Office administration, training, product display (Fourth floor of building No. 3)	1,567	1,411	156	90%	Additional offices
Research and development center (Fourth and fifth floors of building No. 4)	2,510	1,757	753	70%	New product development team; street sweeper research and development center
Office administration, (third floor of building No.1)	200	160	40	80%	Street sweeper salers’s work place
Employee dorms (part of building Nos. 9 and 10)	7,182	7,182	None	100%	N/A

We currently have 1,767 m2 for office administration, training and product display purposes, of which 1,571 m2 are currently used. We have reserved 196 m2 for additional office space.

Our research and development center consists of 2,510 m2, of which we use 1,757 m2 at present (1,000 m2 for street sweeper R&D and 753 m2 for charcoal products R&D). We plan to use the additional space for our new product development team, but we do not have a specific time or plan in place for expanding such team.

Production properties:

		Actual				Actual
		used	Reserved			productivity
	Area	area	area	Space	Current	(metric	Capacity		Reserved
Functional uses and location	(m2 )	(m2 )	(m2 )	utilization	capacity (1)	tons)	utilization		purpose
Barbecue charcoal production line (Third floor of building No. 3)	1,568	1,568	1,568	0%	300 metric tons	0	0	%(2)	Potential usage in the future
Solid deodorant and purification product production line (Part of third floor and whole fourth floor of building No. 4)	1,975	1,580	395	80%	25.0 million packages	30.2 million packages	121	%(3)
Raw material warehouse for solid deodorant and purification product (Part of third floor of building No. 4)	875	875	0	100%	N/A	N/A	N/A
Liquid household hygiene product and bamboo vinegar product production line (First floor of building No. 3)	1,567	1,254	313	80%	4,000 units	1,780 units	45.0%		Installation of equipment for production expansion
Raw material warehouse for liquid household hygiene product and bamboo vinegar product (Second floor of building No. 3)	1,567	1,567	0	100	N/A	N/A	N/A
Street sweeper assembly lines (First floor of building No. 4 and building No. 8)	2,375	2,375	0	100%	3,750 units	0	0	%(4)

(1)	All of our production capacity rates assume 250 working days per year, 8 hours per day. We believe we can increase the number of days worked per year or number of hours worked per day to increase our production capacities if we choose to do so in the future.
(2)	We stopped producing BBQ charcoal since 2019 due to the stricter environmental requirements by the local government.
(3)	We exceeded 100% utilization rate by operating this production line in excess of the assumed capacity rates. If we choose to increase our production capacity in the future, we would need to replace existing production lines with more efficient lines or to expand our space, as we have not reserved space for additional production lines.
(4)	As of the date of this report, we have not started assembling any driverless street sweepers at this location yet.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.”

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus in consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling its VIE structure on August 3, 2021 and business strategic changes, through our operating subsidiaries and entities, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Notes 1 of the footnotes accompanying the financial statements included in this report.

As the result of the business strategic changes, during years ended December 31, 2021 the Company merged its trading segment into its consumer products segment. Now the Company had two reporting segments: consumer product segment and electric vehicle segment.

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

We are in the process to transform our business to focus more on the specialty electric vehicles (EVs) market. Our acquisition of Shangchi Automobile completed in the second quarter of 2017, and we recently established two subsidiaries in Zhejiang to shift our business strategy and focus on researching, developing and selling specialty EVs, such as electric driverless street sweepers. We are building our presence methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EVs rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV segment, which we expect will be a key long-term growth driver for us. We expect our specialty EV business, especially driverless street sweepers, will grow with the growing sensitivity to cleaner environments and the demand for zero-emission vehicles, as well as favorable government policies and support in terms of subsidies, grants and/or tax rebates.

During fiscal year 2021, we increased our investment significantly for the smart electric sanitation vehicles which are designed to be used in closed industrial parks and residential communities. As of the date of this filing, we have invested approximately $8.1 million in research and development activities and have successfully manufactured two prototype vehicles.

If our expansions into these new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. There could be trends, uncertainties or events that may have a material effect on our sales or revenue of consumer products. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact Our Business and Operating Results

We have seen negative impact of unfavorable government policy regarding rebates upon our EV business in recent years. In addition, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal-based consumer products are currently not subject to such government restrictions; however, any future changes in the government’s policy on the bamboo charcoal industry may have a negative effect on the supply of our raw materials.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal-based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

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

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal-based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

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

COVID-19

Our operations were affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent in fiscal 2020.

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

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. In light of the current situation, the Company believes that the impact of the COVID-19 outbreak on the business is both temporary and limited, and that the revenues have started growing again in fiscal 2021. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2021		2020
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$55,264	100.0%	$42,284	100.0%	$12,980	30.7%
Cost of revenues	44,833	81.1%	37,808	89.4%	7,025	18.6%
Gross profit	10,431	18.9%	4,476	10.6%	5,955	133.0%

Operating expenses
Selling expenses	221	0.4%	977	2.3%	(756)	(77.4)%
General and administrative expenses	8,832	16.0%	955	2.3%	7,877	824.8%
Share based compensation	1,840	3.3%	—	—%	1,840	—%
Impairment of intangible asset	—	—%	11,999	28.4%	(11,999)	(100.0)%
Research and development expenses	8,053	14.6%	890	2.1%	7,163	804.8%
Total operating expenses	18,946	34.3%	14,821	35.1%	4,125	27.8%

Loss from operations	(8,515)	(15.4)%	(10,345)	(24.5)%	1,830	(17.7)%

Other income (expenses)
Interest income	118	0.2%	51	0.1%	67	131.4%
Interest expense	(740)	(1.3)%	(300)	(0.7)%	(440)	146.7%
Gain from sale property to a related party	546	1.0%	—	—%	546	—%
Rental income from related parties	118	0.2%	—	—%	118	—%
Other income (expense)	209	0.4%	(40)	(0.1)%	249	(622.5)%
Total other income (expense)	251	0.5%	(289)	(0.7)%	540	(186.9)%

Loss before income tax expense (credit)	(8,264)	(15.0)%	(10,634)	(25.1)%	2,370	(22.3)%
Income tax expense (credit)	2,429	4.4%	(612)	(1.4)%	3,041	(496.9)%

Net loss	(10,693)	(19.3)%	(10,022)	(23.7)%	(671)	6.7%
Net loss attributable to common stockholders of Tantech Holdings Ltd	$(8,358)	(15.1)%	$(6,520)	(15.4)%	$(1,838)	28.2%

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	2020		2019
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$42,284	100.0%	$49,230	100.0%	$(6,946)	(14.1)%
Cost of revenues	37,808	89.4%	43,253	87.9%	(5,445)	(12.6)%
Gross profit	4,476	10.6%	5,977	12.1%	(1,501)	(25.1)%

Operating expenses
Selling expenses	977	2.3%	320	0.7%	657	205.3%
General and administrative expenses	955	2.3%	4,655	9.5%	(3,700)	(79.5)%
Impairment of goodwill	—	—%	8,481	17.2%	(8,481)	(100.0)%
Impairment of intangible asset	11,999	28.4%	1,103	2.2%	10,896	987.9%
Research and development expenses	890	2.1%	327	0.7%	563	172.2%
Total operating expenses	14,821	35.1%	14,886	30.2%	(65)	(0.4)%

Loss from operations	(10,345)	(24.5)%	(8,909)	(18.1)%	(1,436)	16.1%

Other income (expenses)
Interest income	51	0.1%	53	0.1%	(2)	(3.8)%
Interest expense	(300)	(0.7)%	(443)	(0.9)%	143	(32.3)%
Other income (expense)	(40)	(0.1)%	4	0.0%	(44)	(1,100.0)%
Total other income (expense)	(289)	(0.7)%	(386)	(0.8)%	97	(25.1)%

Loss before income tax expense (credit)	(10,634)	(25.1)%	(9,295)	(18.9)%	(1,339)	14.4%
Income tax expense (credit)	(612)	(1.4)%	364	0.7%	(976)	(268.1)%

Net loss from continuing operations	(10,022)	(23.7)%	(9,659)	(19.6)%	(363)	3.8%
Net loss from discontinued operations	—	—%	(299)	(0.6)%	299	(100.0)%
Net loss	(10,022)	(23.7)%	(9,958)	(20.2)%	(64)	0.6%
Net loss attributable to common stockholders of Tantech Holdings Ltd	$(6,520)	(15.4)%	$(6,356)	(12.9)%	$(164)	2.6%

Revenues: revenues increased by approximately $13.0 million, or 30.7%, to approximately $55.3 million in fiscal 2021 from approximately $42.3 million in fiscal 2020. The increase was mainly attributable to the significant increase of our revenues from consumer products due to higher sales volume from existing and new customers.

Revenues: revenues decreased by approximately $6.9 million, or 14.1%, to approximately $42.3 million in fiscal 2020 from approximately $49.2 million in fiscal 2019. The decrease was mainly attributable to the significant decrease of our revenues from consumer products due to COVID-19.

Consumer product segment

Revenues from consumer product segment increased by $11.5 million, or 27.5%, to $53.4 million for fiscal 2021 from $41.9 million for fiscal 2020. During the fiscal 2021, in order to combat the COVID-19 pandemic, we increased our production capacity and also purchased charcoal-based products from third-party vendors to meet the surging demands of bamboo charcoal used for active charcoal masks, air purification and sanitation products. During the fiscal 2021, because the spread of COVID-19 has been effectively controlled in China, market demand appears to have slowed down as compared to the same period last year. As a result, our sales were mainly from the products manufactured by our own facilities. However, we were able to increase our profit margin as compared to the same period last year by producing our consumer products in our own facilities rather than relying on third party production.

Revenues from consumer product segment decreased by $7.3 million, or 14.8%, to $41.9 million for fiscal 2020 from $49.2 million for fiscal 2019. The decrease in our revenue from consumer product segment in fiscal 2020 was mainly because of interruption of the operation due to COVID-19 lockdowns at the beginning of fiscal 2020 and the decision to temporarily reduce our consumer product manufacturing activities in the remaining months of fiscal 2020.

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which was renamed as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in the electric vehicle market and broadens the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $1.9 million in fiscal 2021, as compared to sales of approximately $0.4 million in fiscal 2020. In fiscal 2021, we had sales of approximately $1.1 million from our smart electronic sanitation vehicles, in addition to $0.7 million income from sale of electric specialty vehicles and power batteries and $0.1 million commission income for the electric specialty vehicles sold on behalf of other manufacturers.

The revenue for our EV segment was approximately $0.4 million in fiscal 2020 with a negative gross margin. The revenue was mainly from the commission income in connection to 85 fuel midibuses and 59 electric specialty vehicles sold on behalf of other manufacturers. In addition, we also produced 10 fuel midibuses and exported them to Singapore to one customer in fiscal 2020.

Cost of revenues:

Our cost of revenues increased by approximately $7.0 million or 18.6% to approximately $44.8 million in fiscal 2021 from approximately $37.8 million in fiscal 2020. As a percentage of revenues, the cost of revenue decreased to 81.1% in fiscal 2021 from 89.4% in fiscal 2020.

The decrease in cost of revenues as a percentage of revenues in fiscal 2021 was mainly attributable to the increase of revenues from our consumer product segment due to higher average selling price and lower average unit cost because we were able to produce the charcoal-based products in our owns facilities.

Our cost of revenues decreased by approximately $5.4 million or 12.6% to approximately $37.8 million in fiscal 2020 from approximately $43.3 million in fiscal 2019. As a percentage of revenues, the cost of revenue increased to 89% in fiscal 2020 from 88% in fiscal 2019.

The increase in cost of revenues as a percentage of revenues in fiscal 2020 was mainly attributable to the increased cost of revenues from our consumer product segment due to higher sales volume with lower average selling price.

Gross profit:

Our gross profit increased by approximately $6.0 million, or 133.0% to approximately $10.4 million in fiscal 2021 from approximately $4.5 million in fiscal 2020. The gross profit margin was 18.9% in fiscal 2021, as compared to 10.6% in fiscal 2020. On segment basis, gross margins for consumer product and EV segments were 18.7% and 24.2%, respectively, for fiscal 2021, compared to 10.7% and (3.0) %, respectively, for fiscal 2020. The increase in overall gross margin was primarily attributable to the higher selling price and lower unit cost related to consumer product segment and EV segment.

Our gross profit decreased by approximately $1.5 million, or 25.1% to approximately $4.5 million in fiscal 2020 from approximately $6.0 million in fiscal 2019. The gross profit margin was 10.6% in fiscal 2020, as compared to 12.1% in fiscal 2019. On segment basis, gross margins for consumer product and EV segments were 10.7% and (3.0) %, respectively, for fiscal 2020, compared to 13.8% and (2,740.4) %, respectively, for fiscal 2019. The decrease in overall gross margin was primarily attributable to the lower selling price related to consumer product segment.

Selling expenses:

Selling expenses were approximately $0.2 million in fiscal 2021 and approximately $1.0 million in fiscal 2020. As a percentage of sales, our selling expenses were 0.4% of revenues in fiscal 2021, as compared to 2.3% of revenues in fiscal 2020. The decrease was mainly due to less promotion expenses in fiscal 2021 because the COVID-19 has been effectively controlled in China.

Selling expenses were approximately $1.0 million in fiscal 2020 and approximately $0.3 million in fiscal 2019. As a percentage of sales, our selling expenses were 2.3% of revenues in fiscal 2020, as compared to 0.7% of revenues in fiscal 2019. The increase was mainly due to higher promotion expenses in fiscal 2020 to reduce the negative impact caused by COVID-19.

General and administrative expenses:

Our general and administrative expenses increased by approximately $7.9 million or 824.8%, to approximately $8.8 million in fiscal 2021 from approximately $1.0 million in fiscal 2020. As a percentage of revenues, general and administrative expenses increased to 16.0% in fiscal 2021, compared to 2.3% in fiscal 2020. The increase was primarily attributable to approximately $5.8 million wrote off the manufacturing rebate receivable in fiscal year 2021.

Our general and administrative expenses decreased by approximately $3.7 million or 79.5%, to approximately $0.9 million in fiscal 2020 from approximately $4.6 million in fiscal 2019. As a percentage of revenues, general and administrative expenses decreased to 2.3% in fiscal 2020, compared to 9.5% in fiscal 2019. The decrease is primarily attributable to a recovery of bad debt provision of approximately $1.3 million in fiscal 2020 as a result of its increased collection efforts, compared to bad debt provision of approximately $2.2 million in fiscal 2019.

Impairment of goodwill

In fiscal 2019, the Company wrote off the goodwill $8.5 million which is mainly attributable to the acquisition of Shangchi Automobile in fiscal 2017 due to sluggish business operations and continuous losses incurred.

Impairment of intangible asset

For the year ended December 31, 2020 and 2019, the Company recorded an impairment of $12.0 million and $1.1 million for the licenses and permit resulted from the acquisition of Shangchi Automobile in fiscal 2017. Electric vehicle manufacturing license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $11,998,606 for the year ended December 31, 2020. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

Research and development expenses

Research and development expenses increased by $7.2 million, or 804.8%, to $8.1 million in fiscal 2021 from $0.9 million in fiscal 2020. The increase was primarily due to the R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles and generated revenue approximately $1.9 million from EV sales in fiscal year 2021.

Research and development expenses increased by $0.6 million, or 172.2%, to $0.9 million in fiscal 2020 from $0.3 million in fiscal 2019. The increase was primarily due to more R&D activities during fiscal 2020 as we increased our R&D expenses for our EV segment, mainly on smart electric sanitation vehicles.

Share based compensation

In fiscal 2021, the Company recorded share-based compensation of approximately $1.8 million. The Company issued 1,600,000 common shares to its employees under the Company’s 2014 Share Incentive Plan in May 2021.

The Company had no share-based compensation for fiscal 2020 and 2019.

Total operating expenses

Total operating expenses increased by $4.1 million, or 27.8%, to $18.9 million in fiscal 2021 from $14.8 million in fiscal 2020, which was mainly due to increased approximately $7.9 million in general and administrative expense, research and development expenses of $7.2 million and increased share-based compensation expenses of $1.8 million, offset by a decrease of approximately $12.0 million in impairment of intangible assets for fiscal 2021 compared to of the fiscal 2020.

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

Interest expenses

Our interest expenses increased by $0.4 million, or 146.7%, to $0.7 million in fiscal 2021 from $0.3 million in fiscal 2020. The increase was mainly due to the accrue of interest because of the lawsuit filed by Mr. Hengwei Chen on March 23, 2021 against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the court judged Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.4 million (RMB 8.95 million). The Company filed an appeal on January 4, 2022. This case is still in appeal period as of the date of this filing. The Company has recorded the disputed amount and further accrued interest of $0.5 million (RMB3.5 million) in the accrued liabilities based on the best estimate of the management and the Company’s legal counsel as of December 31, 2021.

Our interest expenses decreased by approximately $0.1 million, or 32.3% to approximately $0.3 million in fiscal 2020, from approximately $0.4 million in fiscal 2019. As the outstanding days of short-term bank loans in fiscal 2020 are less than that in fiscal 2019, we had less interest expenses accrued for bank loans in fiscal 2020 compared to fiscal 2019.

Gain from sale property to a related party

In fiscal 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema)”) to sale part of its real property to Xigema. Xigema is controlled by Aihong Wang, who is a relative of Mr. Zhengyu Wang. The company recorded a gain approximately $0.2 million from this deal in fiscal 2021.

Rental income from related parties

In fiscal 2021, The company signed some lease agreements with related parties to lease part of production facilities to related parties, the company recorded rent income of approximately $0.1 million in fiscal 2021, and $nil rental income from related parties was recorded in fiscal 2020.

Other income (expense)

Other income was approximately $0.8 million in fiscal 2021 compared to other expense approximately $0.04 million in fiscal 2020. Other income was primarily related to the government subsidy income.

Other expense was approximately $0.04 million in fiscal 2020 and $nil million in fiscal 2019. Other expense was primarily related to the disposal of property, plant and equipment.

Loss before income taxes from continuing operations

Our loss before income tax from continuing operations was approximately $8.3 million in fiscal 2021, a decrease of approximately $2.4 million compared to loss of approximately $10.6 million in fiscal 2020. The decrease was primarily attributable to an increase of approximately $6.0 million in gross profit compared to fiscal 2020.

Our loss before income tax from continuing operations was approximately $10.6 million in fiscal 2020, an increase of approximately $1.3 million compared to loss of approximately $9.3 million in fiscal 2019. The increase was primarily attributable to a decrease of approximately $1.5 million in gross profit compared to fiscal 2019.

Income taxes expense (benefit)

Our income taxes expense was approximately $2.4 million in fiscal 2021, an increase of approximately $3.0 million or (496.9%) from income tax benefit of approximately $0.6 million in fiscal 2020. The increased income tax provision was in line with increased taxable income from continuing operations in fiscal 2021 comparing to fiscal 2020.

Our income taxes benefit was approximately $0.6 million in fiscal 2020, a decrease of approximately $1.0 million or 268.1% from provision for income taxes approximately $0.4 million in fiscal 2019. The decreased income tax provision was in line with decreased taxable income from continuing operations in fiscal 2020 comparing to fiscal 2019.

Net loss from discontinued operations

As of December 31, 2019, we closed Tantech Babiku and Lishui Zhongzhu, and we also sold Tantech Energy because of business strategy change. The net loss for these discontinued operations was approximately $0.3 million in fiscal 2019. There was no discontinued operation in fiscal 2020 and 2021.

Net loss attributable to common stockholders

Our net loss attributable to common stockholders was approximately $8.4 million in fiscal 2021, an increase of approximately $1.8 million from approximately 6.5 million in fiscal 2020. The increase of net loss was attributable to the factors described above.

Our net loss attributable to common stockholders was approximately $6.5 million in fiscal 2020, an increase of approximately $0.2 million from approximately $6.3 million in fiscal 2019. The increase of net loss was attributable to the factors described above.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

In fiscal 2021, we had a significantly growth in bamboo related products which generated revenue of $53.4 million from its consumer product segment. In addition, two subsidiaries focus on developing and manufacturing of smart electric sanitation vehicles also generated revenue of $1.9 million from Electric Vehicle (the “EV”) segment.

However, we had incurred approximately $8.1 million research and development costs on its smart electric sanitation vehicles designed to be used in industrial parks and residential communities. The Company also recorded 100% allowance of total $5.8 million manufacturing rebate receivable due to the fact that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented government policy (see Note 8). These costs offset the increase of the revenues and gross profit in fiscal 2021. Therefore, for the year ended December 31, 2021, the Company incurred continuous loss and had negative cash flows from its operations.

In fiscal 2021, we successfully completed two equity financings which resulted in net proceeds of $19.4 million. In addition, the Company obtained net proceeds of $9.1 million and $5.6 million from equity financings in November 2020 and September 2017, respectively. As a result, we had approximately $43.1 million cash on hand as of December 31, 2021. Although the Company maintains a positive working capital as of December 31, 2021, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business.

We currently plan to fund its operations mainly through renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with its customers and suppliers and expects to fully collect outstanding accounts receivables or utilize the rest of prepayment balance in 2022.

We plan to fund the EV segment through additional private placement and continued support from the parent company. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

As of December 31, 2021, we had cash and restricted cash of approximately $43.6 million. Our current assets were approximately $105.8 million and our current liabilities were approximately $21.8 million, which resulted in a current ratio of 4.9:1. Total stockholders’ equity as of December 31, 2021 was approximately $112.5 million.

Our accounts receivable turnover in days were 262 days and 319 days for the year ended December 31, 2021 and 2020, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided bad debt allowance of $3.7 million against the aged accounts receivable balances. Subsequent to December 31, 2021 and through June 30, 2022, the Company collected $22.6 million or 46% of the accounts receivable balance as of December 31, 2021.

As of December 31, 2021 and 2020, the Company had significant advances to suppliers of approximately $3.4 million and $6.9 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tightened environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2021	2020	2019
Net cash (used in) provided by operating activities	$(8,090)	$14,171	$14,696
Net cash provided by (used in) investing activities	524	(123)	(5,930)
Net cash provided by (used in) financing activities	12,805	8,940	(5,460)
Effect of exchange rate changes on cash	989	1,705	(530)
Net increase in cash, restricted cash and cash equivalents	6,228	24,693	2,776
Cash, restricted cash and cash equivalents, beginning of year	37,339	12,646	9,870
Cash, restricted cash and cash equivalents, end of year	$43,567	$37,339	$12,646

Operating Activities

Net cash used in operating activities was approximately $8.1 million in fiscal 2021, compared to cash provided by operating activities of approximately $14.2 million in fiscal 2020. The change in net cash used in operating activities was primarily attributable to the following factors:

●	A net loss of $10.7 million in fiscal 2021;
●	An increase of $9.6 million in account receivable due to slowly collection;

Offset by the impacts from the following factors:

●	Noncash adjustment of $8.8 million, which primarily consisted of approximately $5.8 million wrote off manufacturing rebate receivable and approximately $1.8 million share base compensation;
●	A decrease of $5.2 million in advance to suppliers;

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

Investing Activities

Net cash provided by investing activities was $0.5 million for fiscal 2021, compared to net cash used in investing activities of $0.1 million in fiscal 2020. The net cash provided by investing activities in fiscal 2021 was primarily attributable to $0.7 million received from disposal of property, plant and equipment, offset by $0.2 million paid for purchase of property, plant and equipment.

Net cash used in investing activities was $0.1 million for fiscal 2020, compared to net cash used in investing activities of $5.9 million in fiscal 2019. The net cash used in investing activities in fiscal 2020 was primarily attributable to $0.1 million paid for purchase of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $12.8 million for fiscal 2021, compared to net cash used in financing activities of $8.9 million for fiscal 2020. Net cash provided by financing activities for fiscal 2021 was primarily due to two offerings of 26,500,509 (2,650,051 after stock split adjustment) common shares, which resulted in net proceeds of approximately $19.4 million in fiscal 2021. In addition, we also had net proceeds of approximately $6.6 million from third party loan, offset by net payment of approximately $10.4 million to related party. In October 2021, an aggregated of $10,354,051 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose.  Both the fund balance of $10,354,051 (or RMB65,991,404) and the related banking interest of $144,851 (or RMB923,079) were remitted back to the Company by April 6, 2022 and the funds was under full custody and control by the Company's treasurer during the above period.

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

Our primary source of cash is currently generated from the sales of our products and bank borrowings, as well as equity financings. In the coming years, we are planning to continue to raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Loan Facilities

As of December 31, 2021, the balance of our bank loans was approximately $4.7 million, the details of all our short-term bank loans are as follows:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Shanghai Pudong Development Bank	April 7, 2021	12 months	$2,039,700
2	Short-term bank loan	Bank of China	December 22, 2021	12 months	$2,679,852

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $ 2,510,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.6 million (RMB29,250,000). The Company repaid $470,700 (RMB 3.0 million) as required during year ended December 31, 2021. The company further repaid $156,900 (RMB1.0 million) subsequently. And the remaining loan was subsequently renewed for another year with new maturity date of March 30, 2023, at a fixed annual interest rate of 3.90%. The renewed loan was guaranteed by one more unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd.

On July 2, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.7 million (RMB 17,080,000) for six months with fixed annual interest rate of 4.65%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.1 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was renewed for one year with fixed annual interest rate of 4.5% and will be due on December 21, 2022.

During the year ended December 31, 2021, the Company also borrowed and repaid the following loans:

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,912,700 (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $306,600 (RMB 2 million) as required in fiscal year 2020. The loan was fully repaid upon its maturity by April 2021.

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,958,690 (RMB 19,300,000) for one year with fixed annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.1 million (RMB25,960,000). The loan was also guaranteed by two related parties, LJC, and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon its maturity in July 2021.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2021 and 2020. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2021 and 2020.

	As of	As of
	December 31,	December 31,
	2021	2020
Statutory Reserves	$6,874,614	$6,437,506
Total Restricted Net Assets	$6,874,614	$6,437,506
Consolidated Net Assets	$112,536,711	$99,491,388
Restricted Net Assets as Percentage of Consolidated Net Assets	6.1%	6.5%

Total restricted net assets accounted for approximately 6.1% and 6.5% of our consolidated net assets as of December 31, 2021 and 2020 respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of $0.2 million, $0.1 million and $6.8 million for the years ended December 31, 2021, 2020 and 2019, respectively for the addition and renovation of our workshops and office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our offerings through issuance of common stocks and other sources to fund capital expenditure commitments in the future.

C. Research and development, patents and licenses, etc.

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

We are also collaborating with technology companies and consultants on developing specialty EVs, such as smart electric sanitation vehicles, and we will continue to invest in this area in 2022. Since the end of the year ended December 31, 2020, we have significantly increased our research and development spending.

Our Intellectual Property

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

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products and five patents on vehicles. Since the filing of our annual report for the year ended December 31, 2020, we have obtained the following patents, which are effective as of the date of application.

Recent Renewed Patents on Vehicles

Patent
Patent Description	Holder	Type	Application	Expiration	Patent Number
Energy-absorbing and anti-collision equipment on side of fuel tank	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022776533.2
Variable light front windshield	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022779980.3
Sound insulation and noise prevention hood with reinforcing ribs for front engine	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022605348.7
Multifunctional expanding bucket for sweeping vehicle	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022601008.7

D. Trend information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

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

For the Company’s electric vehicles sales contracts, the Company provides a warranty for 12 months from the products are delivered. The Company determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Company estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

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

Long-term investments

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

Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2021, which consists of our short-term loan agreements and due to related parties:

	Payment Due by Period
Contractual Obligations		Less than	1 – 3	3 – 5
	Total	1 year	years	years	More than 5 years
Short-Term Debt Obligations	$4,719,552	$4,719,552	$—	$—	$—
Due to related parties	1,847,421	1,847,421	—	—	—
Loan payable to third parties	7,002,385	7,002,385	—	—	—
Operating lease commitment	338,621	115,330	209,427	13,864
Total	$13,907,979	$13,684,688	$209,427	$13,864	$—

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Wangfeng Yan	45	Chief Executive Officer

Weilin Zhang	54	Chief Financial Officer

Mingqin Dong	32	Chief Operating Officer

Zhengyu Wang	54	Chairman of Board of Directors

Yefang Zhang	56	Director

Mengqi Liao	28	Director (Independent)

Hongdao Qian	59	Director (Independent)

Shudong Wang	72	Director (Independent)

Wangfeng Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. Mr. Yan is a 6.29% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Weilin Zhang has served as our Chief Financial Officer since July 2019. Prior to being appointed as CFO, Mr. Zhang has been serving as the CFO of Forasen Group since October 2018 and was its CFO from March 2008 to June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Co., Ltd.  He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mingqin Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile, our 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of us. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University.

Zhengyu Wang has served as our Chairman since July 2014 and was our CEO from July 2014 to December 2019. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang was the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. from November 2011 to June 2020 and Daxing’anling Forasen Energy Technology Ltd. Co. from March 2009 toDecember 2019, and the executive director and general manager of Harbin Forasen Energy Technology Ltd. Co. from December 2013 to March 2020, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Yefang Zhang has been our director since 2013. Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 13.09% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

Mengqi Liao has been our director since June 19, 2022. Ms. Liao is a senior engagement manager at Pan-China Certified Public Accountants where she serves on the audit teams in the audits of financial statements of various public companies listed both in China and foreign stock exchanges. She was a manager with Da Hua Certified Public Accountants from July 2018 to March 2022. From January 2016 to June 2018, she was an auditor at Ruihua Certified Public Accountants. Ms. Liao is a certified public accountant and a certified tax agent in China. She also received the Chinese intermediate level accountant qualifications. Ms. Liao has participated in the audits of the financial statements of a number of public companies in connection with their financial reporting compliance with U.S. and Chinese stock exchange rules and IPOs in Hong Kong and Korea stock exchanges. Ms. Liao earned a Bachelor’s degree in Management from Chongqing Technology and Business University in 2016. We’ve chosen Ms. Liao to serve as a director because of her knowledge and experience in accounting, U.S. GAAP and SEC financial reporting matters.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2021, 2020 and 2019.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
	Year	($)	($) (1)	($) (2)	($)
Wangfeng Yan(3)	2021	30,061	—	939	31,000
Former Chief Operating Officer and current	2020	28,082	—	878	28,960
Chief Executive Officer	2019	26,536	—	820	27,356
Zhengyu Wang(4)	2021	—	—	—	—
Former Chief Executive Officer	2020	—	—	—	—
	2019	32,132	—	994	33,126
Weilin Zhang(5)	2021	45,091	—	1,409	46,500
Current Chief Financial Officer	2020	42,124	—	1,316	43,440
	2019	21,911	—	678	22,589
Jing Jin(6)	2021	—	—	—	—
Former Chief Financial Officer	2020	—	—	—	—
	2019	24,000	—	—	24,000
Mingqin Dong(7)	2021	27,054	—	846	27,900
Current Chief Operating Officer	2020	25,274	—	790	26,064
	2019	2,191	—	68	2,259

(1)	No officer received a bonus in 2021, 2020 and 2019.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.
(4)	Effective December 6, 2019, Zhengyu Wang resigned as Chief Executive Officer.
(5)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.
(6)	Effective July 1, 2019, Jing Jin resigned as Chief Financial Officer.

(7)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2021 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2021, we had four such directors, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2021. Compensation for our Chairman and former Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

					Changes in Pension
					Value and
	Fees earned			Non-equity	Nonqualified
	or paid	Stock	Option	Incentive Plan	Deferred	All other
	in cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Wencai Pan	$10,800	$0	$0	$0	$0	$1,200	$12,000
Shudong Wang	$7,835	$0	$0	$0	$0	$1,200	$9,035
Hongdao Qian	$7,835	$0	$0	$0	$0	$1,200	$9,035

C.	Board Practices

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

Mengqi Liao qualifies as an audit committee financial expert and is the chair of the audit committee. Shudong Wang is the chair of the compensation committee. Hongdao Qian is the chair of the nominating committee. Mengqi Liao, Shudong Wang and Hongdao Qian serve on all three committees, and each is an independent director.

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

D.	Employees

OUR EMPLOYEES

As of June 30, 2022, we employ a total of 51 full-time employees in the following functions (excluding the employees at Shangchi Automobile):

Lishui & Hangzhou	Number of Employees
	June 30,	December 31,	December 31,	December 31,
Department	2022	2021	2020	2019
Senior Management	5	5	5	5
Human Resource & Administration	7	7	7	7
Finance	11	7	7	6
Research & Development	3	3	3	3
Production & Procurement	22	14	14	14
Sales & Marketing	3	3	3	4
Total	51	39	39	39

Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile	Number of Employees
	June 30,	December 31,
Department	2022	2021
Senior Management	3	3
Human Resource & Administration	6	6
Finance	2	2
Research & Development	5	6
Production & Procurement	22	14
Sales & Marketing	2	2
Total	40	33

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2021, 2020 and 2019, we contributed approximately $96,000, $31,000 and $42,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

The following table sets forth information with respect to beneficial ownership of our common shares as of July 12, 2022 by:

●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 29,278,601 common shares outstanding as of July 12, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 12, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of July 12, 2022, we had six shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership(1)	Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO (3)	1,893	0.006%
Weilin Zhang, CFO	—	0.0%
Mingqin Dong, COO	—	0.0%
Zhengyu Wang (4), Chairman	1,098,000	3.75%
Yefang Zhang (4), director	1,098,000	3.75%
Mengqi Liao, independent director	—	0.0%
Shudong Wang, independent director	—	0.0%
Hongdao Qian, independent director	—	0.0%
All directors and executive officers as a group (eight (8) persons)	1,099,893	3.756%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.
(3)	Mr. Wangfeng Yan holds 1,893 shares of the Company through a company he wholly owns.

(4)	Tanbsok Group Ltd holds 1,098,000 common shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of July 12, 2022, this pool contain shares and options to purchase 4,056,000 of our common shares, equal more than 10% of the number of common shares outstanding.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our common shares as of July 12, 2022 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 29,278,601 common shares outstanding as of July 12, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 12, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

	Amount of Beneficial	Percentage
Shareholders	Ownership(1)	Ownership(2)
Tanbsok Group Ltd (2)	1,098,000	3.75%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	Tanbsok Group Ltd held one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.
B.	Related party transactions

Our Audit Committee of our Board of Directors (which consists solely of independent directors) approves and ratifies all related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2019, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Since the beginning of 2019, we have had transactions with the following related parties:

●	Zhengyu Wang
●	Yefang Zhang
●	Wangfeng Yan
●	Hengwei Chen
●	LiShui JiuAnJu Commercial Trade Co., Ltd.
●	Forasen Group
●	Zhejiang Forasen Food Co., Ltd.

In addition to the executive officer and director compensation arrangements, Tantech entered the following related party transactions for the year ended December 31, 2021, 2020 and 2019, to which it was a participant, in which the amount involved in the transactions is material to Tantech or the related party.

Due from related party

In October 2021, an aggregated of $10,354,051 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose.  Both the fund balance of $10,354,051 (or RMB65,991,404) and the related banking interest of $144,851 (or RMB923,079) were remitted back to the Company by April 6, 2022 and the funds was under full custody and control by the Company's treasurer during the above period.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Dr. Hengwei Chen and his affiliates *	$902,141	$881,442	$932,616
Forasen Group Co., Ltd. (“Forasen Group”) and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019, and Ms. Yefang Zhang, Mr. Wang’s wife and a director of the Company	806,556	1,058,188	864,623
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	138,724	79,457	41,364
Total	$1,847,421	$2,019,087	$1,838,603

*Mr. Hengwei Chen was the former general manager of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock the Henglong Chen in connection with the acquisition of Shangchi Automobile. As of December 31, 2021, 2020 and 2019, the amount due to Dr. Hengwei Chen and his affiliates were $902,141, $881,442 and $932,616, respectively.

As of December 31, 2021, 2020 and 2019, the Company also borrowed $806,556, $1,058,188 and $864,623 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, and Ms. Yefang Zhang, Mr. Wang’s wife and a director of the Company, for working capital purposes.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $138,724, $79,457 and $41,364, as of December 31, 2021, 2020 and 2019, respectively.

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

Disposal of fixed asset to related party

On July 29, 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema)” to sale part of its real property for an amount of approximately $0.8 million (RMB4,923,564). Xigema is controlled by Aihong Wang, who is a relative of Mr. Zhengyu Wang.

Lease arrangement with related party

On July 6, 2020, Tantech Bamboo signed a lease agreement with Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) to lease part of its production facilities of approximately 1,914 square meters to Forasen Food for ten years with monthly rent of approximately $5,900 (RMB38,280). Forasen Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2021, the Company recorded rent income of $ 68,540 from Forasen Food. This lease agreement was terminated on July 13, 2021.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,400 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2021, the Company recorded rent income of $ 13,086 from Nongmi Food.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,900 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2021, the Company recorded rent income of $36,332 from Nongmi Biotechnology.

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

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See information provided in response to Item 18 below.

We incorporate by reference in the Registration Statements on Form F-3 (File No. 333- 213240, 333-248197 and 333-251509) and on Form S-8 (File No. 333-205821) our consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, which appears in this Annual Report on Form 20-F.

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

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and us for a debt dispute of total RMB 11.35 million (approximately $1.8 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017.

The People’s Court of Pudong District, Shanghai, China, after trial, ruled on December 15, 2021 that the defendant Shangchi Automobile Co., Ltd. should pay Mr. Hengwei Chen the principal of RMB5.5 million, interest and overdue interest of RMB3,065,497.17 within ten days from the date when the judgment came into effect. The lawyer’s fee is RMB 300,000, and the case acceptance fee is RMB 88,626, and the plaintiff’s other claims are rejected.

On January 4, 2022, Shangchi Automobile Co., Ltd. appealed to the appellate court. As of now, the case has not yet been heard by the appellate court.

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

ITEM 9.THE OFFER AND LISTING.

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

ITEM 10.ADDITIONAL INFORMATION.

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

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Our company pays a 13% value added tax and EIT rates of 15% for Shangchi and 25% for Tantech Charcoal. Shangchi pays a lower EIT rate than Tantech Charcoal because Shangchi has been certified as high technology companies and thus enjoys a preferable rate. If this favorable EIT rate were to be terminated or Shangchi was to fail to qualify to receive these rates, they would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2021, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

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

As of December 31, 2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB300,800 million ($46,624 million) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2021.

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2021, 2020 and 2019, we had adjustments of $2,535,599, $5,892,311 and $(5,494,731), respectively, for foreign currency translations. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10.B—Additional Information—Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.CONTROLS AND PROCEDURES.

(a)	Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31, 2021.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2021, the last day of our fiscal year of 2021. This assessment was based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) were not effective as of December 31, 2021.

Management’s assessment of the ineffective internal control over financial reporting as of December 31, 2021 considered the following factors:

●	the number of inadequate skilled accounting personnel who are either qualified as Certified Public Accountants in the U.S. or who have received education from U.S. institutions or other educational programs that would provide enough relevant education relating to U.S. GAAP;
●	lack of adequate knowledge of SEC rules;

●	Lack of appropriate approval procedures for certain material transactions; and
●	Due to the size of the Company and available resources, there are limited personnel to assist with the accounting and financial reporting function, which results in a lack of segregation of duties.

Based on the above factors, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 because our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training. These material weaknesses existed as of December 31, 2020 and had not yet been fully remediated as of December 31, 2021.

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

ITEM 15T.CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mengqi Liao qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ standards. The Company’s Board of Directors has also determined that Mengqi Liao and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ standards.

ITEM 16B.CODE OF ETHICS.

We have adopted a Code of Ethics and have attached it as an exhibit to this annual report. A copy of the Code of Ethics may be found on our company website.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES .

YCM CPA Inc. was appointed by the Company on May 27, 2022 to serve as its independent registered public accounting firm for fiscal 2021. Audit services provided by YCM CPA for fiscal 2021 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC. Prager Metis CPAs, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2020 and 2019. Audit services provided by Prager Metis for fiscal 2020 and 2019 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

The following table represents the approximate aggregate fees for services rendered by YCM CPA Inc. and Prager Metis CPAs, LLC for the periods indicated:

	Years ended December 31,
	2021	2020	2019
Audit Fees
YCM CPA Inc.	$470,000	$—	$—
Prager Metis CPAs	250,000	250,000	250,000
Total	$720,000	$250,000	$250,000

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services in fiscal 2021.

The Company has paid Prager Metis CPAs, LLC $60,000, $37,000 and $0 for audit-related services in fiscal 2021, 2020 and 2019.

Tax Fees

The Company has not paid YCM CPA for tax services in fiscal 2021.

The Company has not paid Prager Metis CPAs, LLC for tax services in fiscal 2021, 2020 and 2019.

All Other Fees

The Company has not paid YCM CPA for any other services in fiscal 2021.

The Company has not paid Prager Metis CPAs, LLC other fees in fiscal 2021, 2020 and 2019.

Audit Committee Pre-Approval Policies

Before YCM CPA and Prager Metis were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by YCM CPA and Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 that were attributed to work performed by persons other than YCM CPA’s full-time permanent employees was less than 50%.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2021.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS.

See Item 18.

ITEM 18.FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19.EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

2.2 (6)	Form of Warrant issued on September 29, 2017

2.3 (3)	Form of Registered Investor Warrant issued on November 24, 2020

2.4 (3)	Form of Unregistered Investor Warrant issued November 24, 2020

2.5 (3)	Form of Placement Agent Warrant issued November 24, 2020

4.1 (4)	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019

4.2 (4)	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019

4.3 (4)	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019

4.4*	Summary Translation of the Lease Agreement between Zhejiang Tantech Energy Technology Co., Ltd and Zhejiang Tantech Bamboo Charcoal Co., Ltd. dated December 10, 2021

4.5*	Translation of the Lease Agreement between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd. dated August 10, 2021

4.6*	Summary Translation of the Lease Agreement between Shenzhen Xinrui Commercial Property Co., Ltd and Shenzhen Yimao New Energy Sales Co., Ltd. dated January 17, 2022

4.7 (3)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC

4.8 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC

4.9 (3)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.10 (3)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.11(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021

4.12(8)	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers

4.13(9)	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated December 2, 2021

4.14*	English Translation of Termination Agreement re VIE Structure

8.1*	List of subsidiaries

11.1 (2)	Code of Ethics

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	2014 Equity Incentive Plan

23.1*	Consent Letter of YCM CPA Inc.

99.1*	Press release dated July 18, 2022 titled “Tantech Announces Full Year 2021 Financial Results”

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated May 2, 2016 and incorporated by reference.
(3)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated by reference.
(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on June 30, 2020 and incorporated herein by reference.
(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.
(6)	Previously filed on Form 6-K, dated September 27, 2017 and incorporated by reference.
(7)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on April 27, 2021 and incorporated herein by reference.
(8)	Previously filed on Form 6-K, dated May 27, 2021 and incorporated by reference.
(9)	Previously filed on Form 6-K, dated December 6, 2021 and incorporated by reference.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan

Name:	Wangfeng Yan

Title:	Chief Executive Officer

Date: July 18, 2022

TANTECH HOLDINGS LTD AND SUBSIDIARIES CONSOLIDATED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings, Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

As part of our audit of the financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, we performed limited audit procedures to the Company’s consolidated financial statements as of and for the year ended December 31, 2019. The Company’s 2019 consolidated financial statements were audited by another auditor. Accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of and for the year ended December 31, 2019 as whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments.

Due from related party

Description of the matter

As reflected in the Company’s consolidated financial statements as of December 31, 2021, an aggregate of $10,354,051 (RMB65,991,404) funds was deposited in a bank account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose. Both the fund balance of $10,354,051 (or RMB65,991,404) and the related banking interest of $144,851 (or RMB923,079) were remitted back to the Company by April 6, 2022, and the funds were under full custody and control of the Company's treasurer during the above period.

How we addressed the matter in our audit

We inquired the Company regarding the nature and reason of the related party transaction. To test the Company’s rights and obligations of the fund, we obtained the agreement regarding utilization of the personal bank account and confirmation letter from Mr. Wang. Additionally, we have reviewed and attested all the bank statements during the financial period and subsequent period.

Reserve of manufacturing rebate receivable

Description of the matter

As described in Note 8 to the consolidated financial statements, the Chinese government provided a manufacturing rebate for qualifying alternative energy vehicles sold since 2013. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for government manufacturing rebates and had $5,755,237 as manufacturing rebate receivable as of December 31, 2020. In 2021, the Chinese government implemented a new policy which requires a minimum number of alternative energy vehicles for manufacturing rebate application for commercial use vehicles. The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy and recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021.

Auditing the Company’s reserve amount on the manufacturing rebate receivable was complex and required us to design and execute our audit procedures to assess the reasonableness of the amount and timing of future cash flows of the eligible vehicles, which are affected by factors such as general market conditions and recent operating performance.

How we addressed the matter in our audit

To test the estimated revenue of the Company’s eligible vehicles, our audit procedures included evaluating the reasonableness of management’s revenue growth rate and gross margin forecasts. We analyzed and compared the Company’s historical results to the new regulatory changes and other relevant factors. We evaluated the Company’s internal and external communications to identify any corroboratory or contrary evidence. We assessed the historical accuracy of management’s estimates and evaluated management’s sensitivity assessment of the subjective assumptions to evaluate the changes in the analysis that would result from changes in these assumptions.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781
Irvine, California
July 18, 2022

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	$43,144,049	$37,119,195
Restricted cash	422,832	220,109
Accounts receivable, net	44,962,926	34,410,597
Inventories, net	1,069,698	671,251
Due a from related party	10,354,051	—
Advances to suppliers, net	3,420,628	6,854,461
Advances to suppliers – related party	—	1,533,000
Prepaid taxes	1,609,466	1,046,667
Prepaid expenses and other receivables, net	824,239	45,467
Total Current Assets	105,807,889	81,900,747
Property, plant and equipment, net	2,103,947	2,477,912

Other Assets
Manufacturing rebate receivable	—	5,755,237
Intangible assets, net	205,971	664,033
Right of use assets	313,172	—
Long-term Investment	26,096,079	25,497,316
Total Other Assets	26,615,222	31,916,586
Total Assets (Note 3 at VIE)	$134,527,058	$116,295,245

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$4,719,552	$5,564,790
Bank acceptance notes payable	—	1,753,109
Accounts payable	1,563,787	1,543,994
Due to related parties	1,847,421	2,019,087
Customer deposits	3,580,622	3,183,088
Taxes payable	823,701	571,354
Loan payable to third parties	7,002,385	306,600
Lease liabilities-current	115,330	—
Accrued liabilities and other payables	2,114,258	1,861,835
Total Current Liabilities	21,767,056	16,803,857
Lease liabilities non-current	223,291	—
Total Liabilities	21,990,347	16,803,857

Stockholders’ Equity
Common stock, $0.01 par value, 60,000,000 shares authorized, 6,399,460 and 3,589,409 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	63,995	35,894
Additional paid-in capital	69,566,786	48,392,181
Statutory reserves	6,874,614	6,437,506
Retained earnings	36,684,794	45,480,031
Accumulated other comprehensive income (loss)	1,071,149	(1,493,070)
Total Stockholders’ Equity attributable to the Company	114,261,338	98,852,542
Noncontrolling interest	(1,724,627)	638,846
Total Stockholders’ Equity	112,536,711	99,491,388
Total Liabilities and Stockholders’ Equity	$134,527,058	$116,295,245

*Retroactively restated for one-for-ten reverse split with effective date of February 25, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Loss

	For the Years Ended December 31,
	2021	2020	2019
Revenues	$55,263,673	$42,283,670	$49,230,570
Cost of revenues	44,832,347	37,807,297	43,253,070
Gross Profit	10,431,326	4,476,373	5,977,500

Operating expenses
Selling expenses	221,364	977,201	319,946
General and administrative expenses	8,831,407	955,210	4,655,382
Share based compensation	1,840,000	—	—
Impairment of goodwill and intangible asset	—	11,998,606	9,584,000
Research and development expenses	8,053,400	890,316	327,260
Total operating expenses	18,946,171	14,821,333	14,886,588

Loss from operations	(8,514,845)	(10,344,960)	(8,909,088)

Other income (expenses)
Interest income	117,735	50,732	53,060
Interest expense	(740,400)	(300,125)	(443,262)
Rental income from related party	117,958	—	—
Gain from sale property to a related party	545,874	—	—
Other income (loss), net	210,176	(39,530)	3,669
Total other income (expenses)	251,343	(288,923)	(386,533)

Loss before income tax expense (credit)	(8,263,502)	(10,633,883)	(9,295,621)
Income tax expense (credit)	2,429,480	(611,655)	363,662
Net loss from continuing operations	(10,692,982)	(10,022,228)	(9,659,283)

Discontinued operation:
Income from discontinued operations, net of tax	—	—	270,479
Loss from disposal of discontinued operations	—	—	(569,891)
Net loss from discontinued operations	—	—	(299,412)

Net loss	(10,692,982)	(10,022,228)	(9,958,695)
Less: net loss attributable to noncontrolling interest from continuing operations	(2,334,853)	(3,501,808)	(3,601,728)
Net loss attributable to common stockholders of Tantech Holdings Ltd	$(8,358,129)	$(6,520,420)	$(6,356,967)

Net loss	(10,692,982)	(10,022,228)	(9,958,695)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,535,599	5,892,311	(5,494,731)
Comprehensive loss	(8,157,383)	(4,129,917)	(15,453,426)
Less: Comprehensive loss attributable to noncontrolling interest	(2,363,473)	(3,707,370)	(3,571,880)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd	$(5,793,910)	$(422,547)	$(11,881,546)

Loss per share - Basic and Diluted*
Continuing operations	$(2.01)	$(2.21)	$(2.10)
Discontinued operations	$—	$—	$(0.10)
Total	$(2.01)	$(2.21)	$(2.20)
Weighted Average Shares Outstanding - Basic and Diluted Continuing operations and discontinued operations*	4,148,737	2,956,624	2,885,324

*Retroactively restated for one-for-ten reverse split with effective date of February 25, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders’
	Shares*	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2018	2,885,324	$28,853	$39,310,178	$(2,066,364)	$6,461,788	$58,333,136	$7,918,096	$109,985,687

Foreign currency translation adjustment	—	—	—	(5,524,579)	—	—	29,848	(5,494,731)
Net loss	—	—	—	—	(82,512)	(6,274,455)	(3,601,728)	(9,958,695)

Balance at December 31, 2019	2,885,324	$28,853	$39,310,178	$(7,590,943)	$6,379,276	$52,058,681	$4,346,216	$94,532,261

Issuance of common stock for private placement	606,061	6,061	9,048,939	—	—	—	—	9,055,000
Exercise of 2017 warrants	94,465	945	(713)	—	—	—	—	232
Issuance of common stock for service	3,559	35	33,777	—	—	—	—	33,812
Foreign currency translation adjustment	—	—	—	6,097,873	—	—	(205,562)	5,892,311
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	58,230	(58,230)	—	—
Net loss	—	—	—	—	—	(6,520,420)	(3,501,808)	(10,022,228)

Balance at December 31, 2020	3,589,409	$35,894	$48,392,181	$(1,493,070)	$6,437,506	$45,480,031	$638,846	$99,491,388

Issuance of common stock for private placement	2,650,051	26,501	19,336,205	—	—	—	—	19,362,706
Issuance of common stock for compensation	160,000	1,600	1,838,400	—	—	—	—	1,840,000
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	437,108	(437,108)	—	—
Foreign currency translation adjustment				2,564,219	—		(28,620)	2,535,599
Net loss	—	—	—		—	(8,358,129)	(2,334,853)	(10,692,982)

Balance at December 31, 2021	6,399,460	$63,995	$69,566,786	$1,071,149	$6,874,614	$36,684,794	$(1,724,627)	$112,536,711

*Retroactively restated for one-for-ten reverse split with effective date of February 25, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(10,692,982)	$(10,022,228)	$(9,958,695)
Net loss from discontinued operations	—	—	299,412
Net loss from continuing operations	(10,692,982)	(10,022,228)	(9,659,283)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance (Reversal of) for doubtful accounts - accounts receivable	(52,789)	(845,416)	1,297,752
(Reversal of) allowance for doubtful accounts - advance to suppliers	(142,799)	(378,233)	164,220
Write off manufacturing rebate receivable	5,819,059	—	—
(Reversal of) Allowance for doubtful accounts – other receivables	—	(84,573)	705,400
Share based compensation	1,840,000	—	—
Inventory reserve	359,501	92,064	1,030,236
Impairment of goodwill and intangible asset	—	11,998,606	9,584,000
Decrease in deferred tax liability	—	(1,799,791)	(165,500)
Depreciation expense	444,462	436,427	462,639
Amortization of intangible asset	472,140	441,489	441,489
Amortization of right of use assets	44,964	—	—
Amortization of prepaid consulting expense	—	—	140,738
(Gain) Loss from disposal of property, plant and equipment	(545,844)	68,614	(8,047)
Issuance of common stock for service	—	33,812	—
Contingent liability	535,389	—	—
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(9,573,463)	8,024,036	(9,879,682)
Accounts receivable - related party	—	—	—
Advances to suppliers	3,694,066	7,093,022	415,727
Advances to suppliers - related party	1,550,000	(1,448,000)	—
Inventory	(737,552)	(125,492)	242,142
Prepaid expenses and other receivables	(768,288)	133,768	9,127
Manufacturing rebate receivable		2,374,720	1,563,840
Accounts payable	(16,266)	(206,261)	(751,363)
Accrued liabilities and other payables	(323,441)	313,552	(78,923)
Customer deposits	318,875	(3,792,409)	6,184,836
Collection of receivables from discontinued operations	—	—	8,962,187
Lease liabilities	(19,824)	—	—
Taxes payable	(295,666)	1,863,853	(597,392)
Net cash (used in) provided by continuing operations	(8,090,458)	14,171,560	10,064,143
Net cash provided by discontinued operations	—	—	4,632,769
Net cash (used in) provided by operating activities	(8,090,458)	14,171,560	14,696,912

Cash flows from investing activities
Acquisition of property, plant and equipment	(220,308)	(144,806)	(92,369)
Proceeds from disposal of property, plant and equipment	748,612	21,842	16,580
Additions to intangible assets	(4,220)	—	—
Payment for investment	—	—	(6,707,570)
Proceeds from disposition of subsidiaries	—	—	854,567
Net cash provided by (used in) continuing operations	524,084	(122,964)	(5,928,792)
Net cash used in discontinued operations	—	—	(1,522)
Net cash provided by (used in) investing activities	524,084	(122,964)	(5,930,314)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	6,917,589	—	(2,823,890)
Repayment of loans from third parties	(310,000)	—	—
Bank acceptance notes payable, net of repayment	(1,772,550)	1,448,667	(1,823,003)
Proceeds from bank loans	7,774,800	9,568,384	6,918,544
Repayment of bank loans	(8,738,900)	(11,230,688)	(7,352,944)
Proceeds from (repayment of) loans from related parties, net	(10,428,196)	98,474	(378,833)
Proceeds from issuance of common stock and warrants	19,362,706	9,055,232	—
Net cash provided by (used in) continuing operations	12,805,449	8,940,069	(5,460,126)
Net cash provided by discontinued operations	-	—	—
Net cash provided by (used in) financing activities	12,805,449	8,940,069	(5,460,126)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	988,502	1,704,662	(530,288)

Net increase in cash, restricted cash and cash equivalents	6,227,577	24,693,327	2,776,184

Cash, restricted cash and cash equivalents, beginning of year	37,339,304	12,645,977	9,869,793

Cash, restricted cash and cash equivalents, end of year	$43,566,881	$37,339,304	$12,645,977

Supplemental disclosure information:
Income taxes paid	$2,278,134	$436,566	$1,105,876
Interest paid	$265,248	$308,690	$439,869

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. On August 3, 2021, Tantech completed dismantling its VIE structure (see Note 3). As of December 31, 2021, details of the subsidiaries of the Company and their principal business activities are set out below:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles

Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry

Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles

Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business

Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles

Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry

China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry

First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company’s control.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Restricted Cash

For the year ended December 31, 2020, restricted cash represents the cash of $220,109 required deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 0% to 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

For the year ended December 31, 2021, the Company’s restricted cash represents the cash of $422,832 remains frozen in the bank accounts of one of the Company’s subsidiaries as the result of the ongoing lawsuit filed by Mr. Hengwei Chen to against the Company (see Note 15).

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

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

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

Loan Payable to Third Parties

Loan payable to third parties represent amounts the Company borrowed from third parties for working capital purpose. As of December 31, 2021, the balance amounted $7,002,385, the balances are unsecured with interest rate 6% per annum and with one year term from December 17, 2021 to December 16, 2022. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights. As of December 31, 2020, the balance amounted $306,600, the balance is unsecured, interest-free and due upon demand.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term. The standard did not materially impact our consolidated net earnings and cash flows.

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

For the Company’s electric vehicles sales contracts, the Company provides a warranty for 12 months from the products are delivered. The Company determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Company estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021		December 31, 2020		December 31, 2019
US$: RMB exchange rate	Period End	$0.1569	Period End	$0.1533	Period End	$0.1436
	Average	$0.1550	Average	$0.1448	Average	$0.1448

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees prior to the establishment of technological feasibility. All costs associated with research and development are expensed as incurred.

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

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of December 31, 2021. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of December 31, 2021 and 2020.

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

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2021 and 2020, the total number of registered and unregistered warrants outstanding both was 6,557,635 (split-adjusted 655,764). For the years ended December 31, 2021, 2020 and 2019, no warrants were included in the diluted income (loss) per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s operating results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

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

COVID-19

The Company’s operations were affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent in fiscal 2020.

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

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. In light of the current situation, the Company believes that the impact of the COVID-19 outbreak on the business is both temporary and limited, and that the revenues have started growing again in fiscal 2021. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

Note 3 – Variable Interest Entity

Before August 3, 2021, Tantech BVI controls certain entities through a series of agreements known as variable interest agreements (“VIE”).

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Pursuant to the contractual arrangements with Wangbo, Wangbo pays service fees equal to 95% of its net profit after tax payments to Jiamu. At the same time, Jiamu is obligated to absorb a majority of Wangbo’s losses. Such contractual arrangements are designed so that the operation of Wangbo is for the benefit of Jiamu and ultimately, the Company.

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

Dismantling VIE structure

On August 3, 2021, the Company completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao, through direct equity ownership instead of a series of contractual arrangements.

After the VIE was dismantled, the Company indirectly owns 100% of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable Interest Entity (continued)

The following assets and liabilities of the consolidated VIE were included in the accompanying consolidated balance sheets of the Company as of December 31, 2021 and 2020, after elimination of intercompany balances:

	December 31,	December 31,
	2021	2020
Current assets
Cash and cash equivalents	$—	$206,893
Restricted cash	—	220,109
Accounts receivable, net	—	—
Prepaid taxes	—	1,045,027
Inventories, net	—	301,607
Advances to suppliers, net	—	333,010
Prepaid expenses and other receivables, net	—	37,104
Total Current Assets		2,143,750

Non-current assets
Property, plant and equipment, net	—	1,157,803
Manufacturing rebate receivable	—	5,755,237
Intangible assets, net	—	462,279
Total Assets	$—	$9,519,069

Current liabilities
Bank acceptance notes payable	$—	$220,109
Accounts payable	—	1,207,623
Customer deposits	—	381,623
Taxes payable	—	369
Due to related parties	—	892,590
Accrued liabilities and other payables	—	350,928
Total Current Liabilities	—	3,053,242
Total Liabilities	$—	$3,053,242

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Liquidity

In fiscal 2021, the Company had a significantly growth in bamboo related products which generated revenue of $53.4 million from its consumer product segment. In addition, two subsidiaries focus on developing and manufacturing of smart electric sanitation vehicles also generated revenue of $1.9 million from Electric Vehicle (the “EV”) segment.

However, the Company had incurred approximately $8.1 million research and development costs on its smart electric sanitation vehicles designed to be used in industrial parks and residential communities. The Company also recorded 100% allowance of total $5.8 million manufacturing rebate receivable due to the fact that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented government policy (see Note 8). These costs offset the increase of the revenues and gross profit in fiscal 2021. Therefore, for the year ended December 31, 2021, the Company incurred continuous loss and had negative cash flows from its operations.

In fiscal 2021, the Company successfully completed two equity financings which resulted in net proceeds of $19.4 million. In addition, the Company obtained net proceeds of $9.1 million and $5.6 million from equity financings in November 2020 and September 2017, respectively. As a result, the Company had approximately $43.1 million cash on hand as of December 31, 2021. Although the Company maintains a positive working capital as of December 31, 2021, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business.

The Company currently plans to fund its operations mainly through renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with its customers and suppliers and expects to fully collect outstanding accounts receivables or utilize the rest of prepayment balance in 2022.

The Company plans to fund the EV segment through additional private placement and continued support from the parent company. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

Note 5 – Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable	$48,680,634	$38,110,487
Allowance for doubtful accounts	(3,717,708)	(3,699,890)
Accounts receivable, net	$44,962,926	$34,410,597

The movement of allowance for doubtful accounts are as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of period	$3,699,890	$5,731,281
Change of allowance for doubtful accounts	(53,436)	(895,043)
Write off	(15,631)	(1,523,489)
Translation adjustments	86,885	387,141
Balance at end of period	$3,717,708	$3,699,890

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Inventory

Inventory consisted of the following:

	December 31,	December 31,
	2021	2020
Raw materials	$542,062	$489,750
Finished products	231,836	53,223
Work in process	295,800	128,278
Total Inventory	$1,069,698	$671,251

For the years ended December 31, 2021, 2020 and 2019, the Company recorded inventory markdown in the amounts of $359,501, $92,064 and $1,030,236, respectively.

Note 7 – Advances to Suppliers

	December 31,	December 31,
	2021	2020
Advances to suppliers	$3,459,374	$7,033,556
Allowance for doubtful accounts	(38,746)	(179,095)
Advances to suppliers, net	$3,420,628	$6,854,461

The movement of allowance for doubtful accounts are as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of period	$179,095	$1,517,017
Change of allowance for doubtful accounts	(144,549)	(400,436)
Write off	(5)	(1,039,958)
Translation adjustments	4,205	102,472
Balance at end of period	$38,746	$179,095

Note 8 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for government manufacturing rebates and had $5,755,237 as manufacturing rebate receivable as of December 31, 2020.

In 2021, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission implemented a new policy which requires the minimum number of alternative energy vehicles for manufacturing rebate application shall be 10,000 for passenger vehicles and 1,000 for commercial use vehicles.

The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31,	December 31,
	2021	2020
Building	$5,228,347	$5,631,049
Machinery and Production equipment	1,307,356	1,311,624
Electronic equipment	203,305	193,912
Office equipment	48,440	38,524
Automobiles	545,006	545,008
Construction in progress	343,401	133,339
Subtotal	7,675,855	7,853,456
Less: Accumulated depreciation	(5,571,908)	(5,375,544)
Property, plant and equipment, net	$2,103,947	$2,477,912

Depreciation expense was $444,462, $436,427 and $703,113 for the years ended December 31, 2021, 2020 and 2019, respectively, among which $444,462, $436,427 and $462,639 were for continuing operations, respectively.

As of December 31, 2021 and 2020, building with net book value of $588,063 and $895,742 respectively, were pledged as collateral for bank loans (Note 12).

Note 10 – Intangible Assets, net

	December 31,	December 31,
	2021	2020
Software	$30,838	$25,957
Land use rights*	314,456	307,241
Patents	4,707,000	4,599,000
Subtotal	5,052,294	4,932,198
Less: Accumulated amortization	(4,846,323)	(4,268,165)
Intangible assets, net	$205,971	$664,033

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of December 31, 2021 and 2020, land use rights with net book value of $200,204 and $201,755, respectively, were pledged as collateral for bank loans (Note 12).

Amortization expense for intangible assets totaled $472,140, $441,489 and $459,898 for the years ended December 31, 2021, 2020 and 2019, respectively, among which $472,140, $441,489 and $441,489 were for continuing operations, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Leases

Effective January 1, 2019, the Company adopted ASC 842, the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on retained earnings as of December 31, 2021. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

December 31, 2021
Right-of-use assets, net	$313,172

Operating lease liabilities - current	$115,330
Operating lease liabilities - non-current	223,291
Total operating lease liabilities	$338,621

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.10
Weighted average discount rate	4.50%

The following is a schedule of maturities of lease liabilities as of December 31, 2021:

Twelve months ending December 31,
2022	$104,589
2023	144,916
2024	98,246
2025	14,121
Total future minimum lease payments	361,872
Less: imputed interest	23,251
Total	$338,621

Note 12 – Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	December 31,	December 31,
	2021	2020
Loan payable to Bank of China Lishui Branch	$2,679,852	$2,958,690
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	2,039,700	2,606,100
Total	$4,719,552	$5,564,790

On July 2, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,679,852 (RMB 17,080,000) for six months with fixed annual interest rate of 4.65%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

guaranteed amount up to approximately $4.1 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was renewed for one year from December 22, 2021 with fixed annual interest rate of 4.5%.

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $ 2,510,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.6 million (RMB29,250,000). The Company repaid $470,700 (RMB 3.0 million) as required during years ended December 31, 2021. The company further repaid $ 156,900 (RMB 1 million) subsequently. And the remaining loan was subsequently renewed for another year with new maturity date of March 30, 2023, at a fixed annual interest rate of 3.90%. The renewed loan was guaranteed by one more unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd.

As of December 31, 2021, total bank loans payable amounted to $4,719,552.

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,958,690 (RMB 19,300,000) for one year with fixed annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon its maturity in July 2021.

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,912,700 (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $306,600 (RMB 2 million) as required in fiscal year 2020. The loan was fully repaid upon its maturity by April 2021.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term Bank Loans (continued)

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,533,000 (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and an unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.5 million (RMB 10 million). The Company repaid the loan upon maturity.

As of December 31, 2020, total bank loans payable amounted $ 5,564,790.

For the years ended December 31, 2021, 2020 and 2019, the interest expense related to bank loans was $265,248, $300,125 and $421,646, respectively.

Note 13 – Bank Acceptance Notes Payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of up to one year. These notes are negotiable documents issued by or guaranteed by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of December 31, 2020, deposits of $220,109 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		December 31,	December 31,
		2021	2020
Bank acceptance notes payable issued by Zhang Jiagang Rural Commercial Bank	(a)	$—	$220,109
Commercial acceptance notes payable guaranteed by SPD Bank Lishui Branch	(b)	—	1,533,000
Total		$—	$1,753,109

(a)	Bank acceptance notes payable of $220,109 (RMB1,435,805) issued by Zhang Jiagang Rural Commercial Bank with due dates from February 10, 2021 to March 29, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. These notes were fully paid upon maturity and restricted deposit was also released upon the payments.
(b)	Commercial acceptance notes payable of $1,533,000 (RMB10,000,000) issued by Tantech Bamboo and guaranteed by SPD Bank Lishui Branch with due date on April 19, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order for the bank to make guarantee for the notes and ensure the availability for future credit. A related party, Zhejiang Xinsen Industrial Co., Ltd. (“Zhejiang Xinsen”), made collateral for this commercial acceptance notes payable on behalf of Tantech Bamboo with a one-year term deposit of approximately $1,533,000 (RMB10,000,000), which has a due date of April 21, 2021. The note was fully paid upon maturity by Zhejiang Xinsen on behalf of Tantech Bamboo.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Related Party Balances and Transactions

Due from a related party

In October 2021, an aggregated of $10,354,051 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose.  Both the fund balance of $10,354,051 (or RMB65,991,404) and the related banking interest of $144,851 (or RMB923,079) were transferred back to the Company by April 6, 2022 and the funds was under full custody and control by the Company's treasurer during the above period.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2021	2020
Mr. Hengwei Chen and his affiliates *	$902,141	$881,442
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	806,556	1,058,188
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	138,724	79,457
Total	$1,847,421	$2,019,087

*Mr. Hengwei Chen was the former general manager of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock the Henglong Chen in connection with the acquisition of Shangchi Automobile. As of December 31, 2021 and 2020, the amount due to Mr. Hengwei Chen and his affiliates were $902,141 and $881,442, respectively.

As of December 31, 2021 and 2020, the Company borrowed $806,556 and $1,058,188 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose. Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $138,724 and $79,457 as of December 31, 2021 and 2020, respectively. All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, and LJC the company controlled by the CEO, Mr. Wangfeng Yan provided guarantees to the Company’s bank loans (Note 12).

Advance to vendor – related party

During the year ended December 31, 2020, the Company paid $3,089,690 (RMB20,154,532) to LJC, a company controlled by the CEO, Mr. Wangfeng Yan, to purchase bamboo charcoal materials. As of December 31, 2020, the Company received materials of $1,556,690 (RMB 10,154,532 with tax), the remaining advance of $1,533,000 (RMB 10 million) was returned by the vendor in March 2021.

Disposal of fixed asset to related party

On July 29, 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema”) to sale part of its real property for an amount of approximately $0.8 million (RMB4,923,564). Xigema is controlled by Aihong Wang, who is a relative of Mr. Zhengyu Wang.

Lease arrangement with related party

On July 6, 2020, Tantech Bamboo signed a lease agreement with Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) to lease part of its production facilities of approximately 1,914 square meters to Forasen Food for ten years with monthly rent of approximately $5,900

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB38,280). Forasen Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the year ended December 31, 2021, the Company recorded rent income of $68,540 from Forasen Food. This lease agreement was terminated on July 13, 2021.

Note 14 – Related Party Balances and Transactions (continued)

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,400 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2021, the Company recorded rent income of $13,086 from Nongmi Food.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,900 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2021, the Company recorded rent income of $36,332 from Nongmi Biotechnology.

Note 15 – Commitments and Contingencies

Guaranty provided for related party

In July 2017, Tantech Energy provided a guarantee with SPD Bank Lishui Branch on behalf of Forasen Group for maximum amount of approximately $9.0 million (RMB57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee expired on July 23, 2020.

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.6 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Operating leases

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2021. The annual rent under operating lease agreement was approximately $155,000 (RMB 1 million). On August 10, 2021, Shangchi Automobile renewed the operating lease agreement with the landlord for one year until August 9, 2022 with annual rent of approximately $155,000 (RMB 1 million).

Shenzhen Yimao leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $14,500 (RMB93,600). The lease agreement was renewed for another year until November 11, 2020.

On November 20, 2020, Shenzhen Yimao signed a new operating lease agreement for office space for one year from November 23, 2020 to November 22, 2021 with annual rent of approximately $6,900 (RMB 44,352). On January 17, 2022, the lease agreement was renewed for another year until January 16, 2023.

Tantech Bamboo leased factory facilities and office space from Tantech Energy after Tantech Energy was sold in July 2019 under operating leases until December 31, 2019. This agreement was renewed for another year from January 1, 2020 to December 31, 2020 with annual rent of approximately $192,000 (RMB1,238,784). On December 2020, the Company renewed the above agreement for another year to December 31, 2021. On December 10, 2021, Tantech Charcoal and Tantech Energy signed a new lease agreement for ten years from January 1, 2022 to December 31, 2031 with annual rent of approximately $192,000 (RMB1,238,784).

The rental expense for the years ended December 31, 2021, 2020 and 2019 were $427,493, $299,562 and $167,526, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies (continued)

Contingencies

In May 2018, the Company’s wholly owned subsidiary Tantech Bamboo signed a guarantee agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of approximately $4.6 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another third party agreed to purchase the shares from the plaintiff by paying approximately $14.1 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $14.1 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. On June 11, 2021, a new settlement agreement was reached by all parties. As of the settlement date, total payment obligation increased to approximately $16.5 million (RMB 105.36 million) due to accrued interest for unpaid portion. The accused third party has paid approximately $5.6 million (RMB 35.86 million) and approximately $10.9 million (RMB 69.50 million) remains unpaid including accrued interest. As of the date of this filing, all outstanding payments were fully paid by the accused third party and dispute was settled.

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.4 million (RMB 8.95 million). The Company filed an appeal on January 4, 2022. This case is still in appeal period as of the date of this filing. The Company has recorded the disputed amount and further accrued interest of $0.5 million (RMB3.5 million) in the accrued liabilities based on the best estimate of the management and the Company’s legal counsel as of December 31, 2021. The court also extended an order to freeze total cash of $422,832 until March 22, 2022 which was recorded as restricted cash as of December 31, 2021.

Note 16 – Stockholders’ Equity

On March 23, 2020, the Company issued 35,592 (split-adjusted 3,559) common shares to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

On November 24, 2020, the Company completed an offering of 6,060,608 (split-adjusted 606,061) common shares at an offering price of $1.65 (split-adjusted $16.5) per share. The gross proceeds were approximately $10 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $9.1 million.

On May 18, 2021, the Company issued 1,600,000 (split-adjusted 160,000) common shares to its employees under the Company’s 2014 Share Incentive Plan, which were valued at $1.84 million based on the quoted market price at issuance.

On June 7, 2021, the Company completed an offering of 5,380,000 (split-adjusted 538,000) common shares at an offering price of $1.30 (split-adjusted $13.00) per share for total net proceeds of $6,939,000 after deducting legal costs related to the offering.

On July 15, 2021, the Company increased its authorized shares from 50,000,000 (split-adjusted 5,000,000) to 600,000,000 (split-adjusted 60,000,000) shares.

On December 6, 2021, the Company completed an offering of 21,120,509 (split-adjusted 2,112,051) common shares at an offering price of $0.65 (split-adjusted $6.50) per share for total net proceeds of $12,423,706 after deducting legal costs related to the offering.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Stockholders’ Equity (continued)

September 2017 Offering Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 1,078,045 (split-adjusted 107,804) common shares, consisting of 945,654 (split-adjusted 94,565) common shares exercisable underlying investor warrants and 132,391 (split-adjusted 13,239) common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $4.25 (split-adjusted $42.5) per share and $4.675 (split-adjusted $46.75) per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

During the year ended December 31, 2020, 944,655 (split-adjusted 94,465) common shares were issued upon excise of investor warrants at $0.001 (split-adjusted $0.01) per share. The exercise price of such warrants was reduced from $4.25 (split-adjusted $42.5) per share to $0.001 (split-adjusted $0.01) per share by virtue of the Company’s entry into a securities purchase agreement on November 20, 2020.

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 2,754,820 (split-adjusted 275,482) common shares and unregistered warrants to purchase up to 3,305,788 (split-adjusted 330,579) common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.81 (split-adjusted $18.10) per share. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 363,637 (split-adjusted 36,364) common shares at $1.815 (split-adjusted $18.15) per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

As of December 31, 2021, the total number of common shares underlying registered and unregistered warrants outstanding was 6,557,635 (split-adjusted 655,764). These warrants have weighted average of remaining life of 3.73 years and weighted average exercise price of $1.87 (split-adjusted $18.70).

Share Consolidation

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 10 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 63,994,606 to 6,399,460. The authorized number of common shares will be reduced by the same one-for-ten ratio from 600 million to 60 million.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the one-for-ten reverse split occurred on the first day of the first period presented. (See Note 22).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Noncontrolling Interests

A reconciliation of non-controlling interest as of December 31, 2021 and 2020 is as follows:

	December 31,	December 31,
	2021	2020
Beginning Balance	$638,846	$4,346,216
Proportionate shares of net loss	(2,334,853)	(3,501,808)
Foreign currency translation adjustment	(28,620)	(205,562)
Total	$(1,724,627)	$638,846

As of December 31, 2021 and 2020, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Long Term Investments

On January 10, 2018, the Company invested approximately $18.8 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $7.3 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

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

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $7.3 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

As the Company did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the year ended December 31, 2021, 2020 and 2019, the Company did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2021	2020
Prepaid value-added tax	$1,609,466	$1,046,667

Total	$1,609,466	$1,046,667

Taxes Payable

Taxes payable as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2021	2020
Corporation income tax payable	$578,445	$415,488
Other tax payable	245,256	155,866
Total	$823,701	$571,354

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high–tech company on December 7, 2017 and renewed on December 2, 2020, which valid for three calendar years of 2020 to 2022. Shangchi Automobile was subject to income tax rate of 15%.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2021, 2020 and 2019:

	Years ended December 31,
	2021	2020	2019
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact	(17)%	(14)%	(11)%
Permanent difference and others	1%	(5)%	4%
Changes of deferred tax assets valuation allowances	(38)%	0%	(22)%
Total	(29)%	6%	(4)%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Taxes (continued)

The income tax expense (credit) consisted of the following:

	Years ended December 31,
	2021	2020	2019
Current	$2,429,480	$1,188,136	$529,162
Deferred	—	(1,799,791)	(165,500)
Total	$2,429,480	$(611,655)	$363,662

Significant components of deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts and other markdown and impairments	$7,622,322	$4,464,601
Valuation allowance	(7,622,322)	(4,464,601)
Total	$—	$—

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$2,129,517	$1,905,442
Impairment of intangible assets acquired through acquisition	(2,129,517)	(1,905,442)
Total	$—	$—

At December 31, 2021 and 2020, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2021 and 2020, the valuation allowance was $7,622,322 and $4,464,601, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 20 – Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged consumer products segment and trading segment. As a result, the Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: consumer products and electric vehicles (“EV”). Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China. The EV segment was acquired in July 2017. Management, including the chief operating decision maker, reviews operation results of consumer products and electric vehicles separately.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Segment Information (continued)

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2021, 2020 and 2019, respectively.

	Consumer product			EV			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Revenue from external customers	$53,411,271	$41,899,677	$49,200,868	$1,852,402	$383,993	$29,702	$55,263,673	$42,283,670	$49,230,570
Cost of revenue	43,427,306	37,411,824	42,409,429	1,405,041	395,473	843,641	44,832,347	37,807,297	43,253,070
Gross profit	9,983,965	4,487,853	6,791,439	447,361	(11,480)	(813,939)	10,431,326	4,476,373	5,977,500
Interest expenses	265,248	300,125	427,379	475,152	—	15,883	740,400	300,125	443,262
Depreciation & amortization	271,536	244,601	276,170	645,066	633,315	627,958	916,602	877,916	904,128
Capital expenditure	11,417	2,489	6,787,833	213,111	142,317	12,106	224,528	144,806	6,799,939
Segment assets	128,727,344	106,775,636	91,431,857	5,799,714	9,519,609	24,018,920	134,527,058	116,295,245	115,450,777
Segment profit	$4,810,563	$2,216,371	$2,346,477	$(15,503,545)	$(12,238,599)	$(12,005,760)	$(10,692,982)	$(10,022,228)	$(9,659,283)

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31
	2021	2020	2019
Revenue from China	$55,263,673	$42,283,670	$49,230,570
Revenue directly from foreign countries	—	—	—
Total Revenue	$55,263,673	$42,283,670	$49,230,570

Note 21 – Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2021, four major customers accounted for approximately 21%, 19%, 19% and 13% of the Company’s total sales, respectively. For the year ended December 31, 2020, five major customers accounted for approximately 28%, 20%, 14%, 12% and 10% of the Company’s total sales, respectively. For the year ended December 31, 2019, six major customers accounted for approximately 19%, 19%, 18%, 17%, 13% and 12% of the Company’s total sales, respectively.

As of December 31, 2021, four customers accounted for approximately 29%,26%, 25% and 12% of the Company’s accounts receivable balance.

As of December 31, 2020, four customers accounted for approximately 32%, 22%, 21% and 20% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2021, two major suppliers accounted for approximately 46% and 19% of the Company’s total purchases, respectively. For the year ended December 31, 2020, two major suppliers accounted for approximately 53% and 17% of the Company’s total purchases, respectively. For the year ended December 31, 2019, three major suppliers accounted for approximately 38%, 20% and 18% of the Company’s total purchases, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 – Subsequent Events

Share Consolidation

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 10 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 63,994,606 to 6,399,460. The authorized number of common shares will be reduced by the same one-for-ten ratio from 600 million to 60 million.

Public Offering

On March 18, 2022, the Company closed a public offering of 20,000,000 common shares and prefunded warrants to purchase common shares at a price of $0.50 per common share (the “Offering”). The gross proceeds to the Company were approximately $10.0 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15% of common shares at the public offering price to cover over-allotments, if any (the “Over-allotment Option”). On March 22, 2022, the underwriter of the Offering had exercised its Over-allotment Option to purchase an additional 2,880,000 common shares at a price of $0.50 per common share. Total gross proceeds to the Company from the Offering, including the proceeds received from the prior closing and the exercise of the Over-allotment Option, were approximately $11.4 million, before deducting underwriting discounts, commissions, and other offering expenses payable by the Company.

NASDAQ Notice

On April 28, 2022 and May 18, 2022, the Company received notification letters (the “Notice”) from NASDAQ advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s common shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided until November 14, 2022 to regain compliance with the Minimum Bid Price Rule.

Incorporation of New Entity

On May 19, 2022, the Company formed a wholly-owned subsidiary, EPakia Inc. (“EPakia”), under the laws of the State of Delaware. Based in the Mid-Atlantic region of the United States, EPakia will be primarily focused on developing biodegradable packaging business in the United States and the international markets.