Form 20-F/A
period 2021-12-31
TANTECH HOLDINGS LTD
filed 2022-12-23
CIK 1588084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) amends the annual report on Form 20-F of Tantech Holdings Ltd (the “Company”) for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on July 18, 2022 (the “Form 20-F”). This Form 20-F/A is being filed in response to comment letters dated September 12, 2022 and November 10, 2022 (collectively, the “SEC Comment Letter”) received from the staff of the SEC and relates to matters discussed in the SEC Comment Letter and in the Company’s responses dated October 12, 2022 and November 28, 2022.  Item 3 of Part I, Item 15 of Part II, and Items 17, 18 and 19 of Part III in the Form 20-F are amended by this Form 20-F/A to reflect additional information and revised disclosure requested in the SEC Comment Letter regarding Our Corporate Structure and the Operations of our PRC Subsidiaries, Permissions Required from the PRC Authorities for Our Operations, Cash Flows through our Organization and Selected Consolidating Financial Schedule in Item 3, Key Information, of Part I, and Changes in Internal Control over Financial Reporting in Item 15, Controls and Procedures, of Part II. And Items 17 and 18, Financial Statements, of Part III in the Form 20-F are amended by this Form 20-F/A to include a revised Report of Independent Registered Public Accounting Firm and a revised Note 3 to the Consolidated Financial Statements. Item 19 of Part III in the Form 20-F is amended by the filing of new exhibits regarding CEO and CFO certification and the auditor’s consent letter in this Form 20-F/A.

This Amendment on Form 20-F/A speaks as of the filing date of the Form 20-F on July 18, 2022. Other than as set forth herein, the Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since July 18, 2022.

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

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries, and prior to August 2021, also through our VIEs in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including but not limited to the following material licenses and permits: the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles. As of the date of this report, as advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network

Data Security Management in November 2021 for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Overseas Listing Rules, which are currently published for public comments only. According to the Draft Overseas Listing Rules, all China-based companies applying for overseas securities issuance, listing and post-listing capital operations shall be subject to statutory procedures, such as filing and information reporting requirement. After making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (a) if the securities offerings and listings are prohibited by applicable PRC laws and rules; (b) if securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by PRC authorities; (c) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other items; (d) if a PRC company or its controlling shareholders or de facto controllers have committed certain crimes, under investigation for suspicion of major violations in the prior three years; (e) if any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are under investigations for crimes or major violations; or (f) other circumstances as provided. The Draft Administrative Provisions further provide that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfil the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Rules. In the case of severe violations, an order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. Overseas issuance and listings subject to the Draft Overseas Listing Rules include direct and indirect issuance and listings. We believe that the listing of our shares on Nasdaq Capital Market would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Rules and would be required to complete the filing procedures and submit the relevant information to CSRC if the final rules are promulgated as proposed in the current Draft Overseas Listing Rules. As of the date of this report, such rules have not become effective. In addition, after the rules take effect, we would only need to submit the filing materials and no CSRC approval would be required under the rules. Because we are relying on advice of PRC counsel, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that an government approval is required, we cannot assure our investor that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Cash Flows through Our Organization

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Under BVI law, we may pay may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment so that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends, as a holding company, we will be dependent on receipt of funds from our subsidiaries in PRC through our Hong Kong subsidiaries.

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries , we may be unable to pay cash dividends on our common shares.

Cash dividends, if any, on our common shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of common shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

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

For the years ended December 31, 2019, the Company did not provide any loans to our subsidiaries.

For the years ended December 31, 2020, the Company provided working capital loans of $8.3 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited.

For the years ended December 31, 2021, the Company provided working capital loans of $12.0 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited, and provided working loans of $7.0 million in aggregate to our wholly owned subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

A.Selected financial data.

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

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2021	2020	2019	2018	2017
Revenues	$55,264	$42,284	$49,230	$29,561	$42,298
Gross profit	10,431	4,476	5,977	8,029	10,556
Operating expenses	18,946	14,821	14,886	5,679	5,984
Income (loss) from operations	(8,515)	(10,345)	(8,909)	2,350	4,572
Income (loss) from continuing operations before income tax expense (credit)	(8,264)	(10,634)	(9,295)	2,028	4,476
Income tax expense (credit)	2,429	(612)	364	1,031	1,528
Net income (loss) from continuing operations	(10,693)	(10,022)	(9,659)	997	2,948
Net income (loss) from discontinued operations	—	—	(299)	83	65
Net income (loss)	(10,693)	(10,022)	(9,958)	1,080	3,013
Net income (loss) attributable to the non-controlling interest	(2,335)	(3,502)	(3,602)	(897)	(754)
Net income (loss) attributable to common stockholders	$(8,358)	$(6,520)	$(6,356)	$1,977	$3,767
Earnings (loss) from continuing operations per share	$(2.01)	$(2.21)	$(2.10)	$0.69	$1.45
Earnings (loss) from discontinued operations per share	$0.00	$0.00	$(0.10)	$0.03	$0.00

Balance sheet data:

	As of December 31,
	2021	2020	2019	2018	2017
Working capital	$84,041	$65,097	$49,028	$48,159	$62,456
Current assets	105,808	81,901	68,162	70,314	89,245
Total assets	134,527	116,295	115,451	134,194	138,487
Current liabilities	21,767	16,804	19,134	22,155	26,789
Total liabilities	21,990	16,804	20,919	24,208	28,875
Total equity	$112,537	$99,491	$94,532	$109,986	$109,612

Selected Consolidated Financial Schedule

	For the year ended December 31, 2021
		WFOE
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$—	$55,264	$—	$55,264
Loss for equity method investment	$(5,898)	$—	$5,898	$—
Net loss	$(8,358)	$(8,233)	$5,898	$(10,693)
Comprehensive loss	$(5,794)	$(6,553)	$4,190	$(8,157)

	For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Revenues	$—	$41,900	$384	$—	$42,284
Loss from VIE and its subsidiaries	—	(8,172)	—	8,172	—
Loss for equity method investment	$(5,973)	$—	$—	$5,973	$—
Net loss	$(6,520)	$(5,973)	$(11,674)	$14,145	$(10,022)
Comprehensive loss	$(422)	$(873)	$(11,513)	$8,679	$(4,129)

	For the year ended December 31, 2019
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Revenues	$—	$49,201	$30	$—	$49,231
Loss from VIE and its subsidiaries	—	(8,405)	—	8,405	—
Loss for equity method investment	$(5,177)	$—	$—	$5,177	$—
Net loss	$(6,357)	$(5,176)	$(12,007)	$13,582	$(9,958)
Comprehensive loss	$(11,882)	$(7,014)	$(13,188)	$16,631	$(15,453)

	As of December 31, 2021
	Tantech	WFOEs and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Cash	$411	$43,156	$—	$43,567
Total current assets	$43,847	$105,397	$(43,436)	$105,808
Investments in subsidiaries	$71,423	$—	$(71,423)	$—
Total non-current assets	$71,423	$20,059	$(62,763)	$28,719
Total assets	$115,270	$125,456	$(106,199)	$134,527
Total liabilities	$1,009	$64,852	$(43,871)	$21,990
Total shareholders’ equity	$114,261	$60,604	$(62,328)	$112,537
Total liabilities and shareholders’ equity	$115,270	$125,456	$(106,199)	$134,527

	As of December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Cash	$607	$36,305	$427	$—	$37,339
Total current assets	$25,039	$79,150	$2,144	$(24,432)	$81,901
Receivable from VIEs	—	370	—	(370)	—
Investments in subsidiaries	$74,757	$—	$—	$(74,757)	$—
Total non-current assets	$74,757	$18,729	$7,375	$(66,467)	$34,394
Total assets	$99,796	$97,879	$9,519	$(90,899)	$116,295
Total liabilities	$943	$31,361	$8,510	$(24,010)	$16,804
Total shareholders’ equity	$98,853	$66,518	$1,009	$(66,889)	$99,491
Total liabilities and shareholders’ equity	$99,796	$97,879	$9,519	$(90,899)	$116,295

	For the year ended December 31, 2021
		WFOEs
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,848)	$(6,242)	$—	$(8,090)
Net cash provided by (used in) investing activities	$(19,004)	$524	$19,004	$524
Net cash provided by (used in) financing activities	$21,203	$10,606	$(19,004)	$12,805

	For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Net cash provided by (used in) operating activities	$(332)	$14,128	$375	$—	$14,171
Net cash provided by (used in) investing activities	$(8,300)	$19	$(142)	$8,300	$(123)
Net cash provided by (used in) financing activities	$9,229	$8,119	$(108)	$(8,300)	$8,940

	For the year ended December 31, 2019
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Net cash provided by (used in) operating activities	$(538)	$14,955	$279	$—	$14,696
Net cash used in investing activities	$—	$(5,918)	$(12)	$—	$(5,930)
Net cash provided by (used in) financing activities	$547	$(3,956)	$(2,051)	$—	$(5,460)

ITEM 15.CONTROLS AND PROCEDURES.

(d)   Changes in internal control over financial reporting.

There have been no changes in the Company’s ICFR identified in connection with the above evaluation that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR, other than the following:

1.	We continued to enforce the plan for remediation of the material weaknesses in ICFR as outlined in the Form 20-F for the year ended December 31, 2016, continued to improve internal control over financial reporting and conducted timely self-assessment.
2.	We completed a thorough review of the processes and procedures in the Company’s financial reporting related to the areas where the material weaknesses existed and made necessary changes to streamline our processes.

The management plans to remediate material weaknesses in internal control over financial reporting identified by implementing the following measures:

1.	Recruit qualified accounting personnel with sufficient knowledge and experience to: (a) address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP, and (b) resolve the issue of lack of segregation of duties.
2.	Hire additional credentialed professional staff and consulting professionals with greater knowledge and experience of U.S. GAAP and related regulatory requirements to oversee our financial reporting process in order to ensure our compliance with U.S. GAAP and financial reporting requirements. Until such time as we hire qualified accounting personnel with the requisite U.S. GAAP knowledge and experience and train our current accounting personnel, we have engaged an outside CPA with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP.
3.	Improve the communication between management and board of directors and establish appropriate approval procedures for all material and non-routine transactions.
4.	Develop and conduct internal control training to executive officers, management personnel, and finance and accounting departments, so that management and key personnel understand the requirements of internal control over financial reporting under the SEC rules.

The Company has posted the advertisement for recruiting an internal control manager on online recruiting platforms and is in the recruitment process. Given that there is a limited candidate pool for accounting personnel with U.S. GAAP and internal control compliance experience, it may take several months to find a suitable candidate to fill the position. The Company currently estimates the associated material costs expected to incur will be approximately $100,000 per year.

PART III

ITEM 17.FINANCIAL STATEMENTS.

See Item 18.

ITEM 18.FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19.EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd

1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd

1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd

2.1 (1)	Specimen Common Share Certificate

2.2 (6)	Form of Warrant issued on September 29, 2017

2.3 (3)	Form of Registered Investor Warrant issued on November 24, 2020

2.4 (3)	Form of Unregistered Investor Warrant issued November 24, 2020

2.5 (3)	Form of Placement Agent Warrant issued November 24, 2020

4.1 (4)	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019

4.2 (4)	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019

4.3 (4)	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019

4.4 (10)	Summary Translation of the Lease Agreement between Zhejiang Tantech Energy Technology Co., Ltd and Zhejiang Tantech Bamboo Charcoal Co., Ltd. dated December 10, 2021

4.5 (10)	Translation of the Lease Agreement between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd. dated August 10, 2021

4.6 (10)	Summary Translation of the Lease Agreement between Shenzhen Xinrui Commercial Property Co., Ltd and Shenzhen Yimao New Energy Sales Co., Ltd. dated January 17, 2022

4.7 (3)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC

4.8 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC

4.9 (3)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.10 (3)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors

4.11(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021

4.12(8)	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers

4.13(9)	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated December 2, 2021

4.14 (10)	English Translation of Termination Agreement re VIE Structure

8.1 (10)	List of subsidiaries

11.1 (2)	Code of Ethics

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 (1)	2014 Equity Incentive Plan

23.1*	Consent Letter of YCM CPA Inc.

99.1 (10)	Press release dated July 18, 2022 titled “Tantech Announces Full Year 2021 Financial Results”

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated May 2, 2016 and incorporated by reference.
(3)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated by reference.
(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on June 30, 2020 and incorporated herein by reference.
(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.
(6)	Previously filed on Form 6-K, dated September 27, 2017 and incorporated by reference.
(7)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on April 27, 2021 and incorporated herein by reference.
(8)	Previously filed on Form 6-K, dated May 27, 2021 and incorporated by reference.
(9)	Previously filed on Form 6-K, dated December 6, 2021 and incorporated by reference.
(10)	Previously filed on Form 20-F on July 18, 2022 and incorporated by reference.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan

Name:	Wangfeng Yan

Title:	Chief Executive Officer

Date: December 23, 2022

TANTECH HOLDINGS LTD AND SUBSIDIARIES CONSOLIDATED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings, Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for years ended December 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Electric Vehicle Manufacturing License as of December 31, 2020

The Company has an electric vehicle manufacturing license which has an indefinite life. As of December 31, 2019, the aggregate amount of the indefinite-lived intangible assets was approximately $12.0 million. In 2020, the Company recorded impairment charges relating to the company’s indefinite-lived intangible assets of $12.0 million. As discussed in Note 11 to the consolidated financial statements, the Company tests its indefinite-lived intangible assets for impairment annually and whenever events or circumstances indicate that it is more likely than not that the impairment may have occurred.

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

To test the estimated fair value of the Company’s reporting unit, our audit procedures included, among others, evaluating the valuation methodology and the reasonableness of management’s revenue growth rate and gross margin forecasts. We compared the assumptions in the valuation process described above, used by management, to current industry and economic trends, historical Company results, changes to the Company’s business model, regulatory changes, customer base or revenue mix and other relevant factors. We evaluated the Company’s internal and external communications to identify any corroboratory or contrary evidence. We assessed the historical accuracy of management’s estimates and evaluated management’s sensitivity assessment of the subjective assumptions to evaluate the changes in the analysis that would result from changes in these assumptions.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781
Irvine, California
December 23, 2022

Note 3    Variable Interest Entity Statements

Prior to August 3, 2021, the Company’s wholly owned subsidiary, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), effectively controlled and was entitled to the economic benefits of the Company’s VIE entity, Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo” or “VIE”), through a series of contractual arrangement (“VIE agreements”), which were designed to provide Jiamu with certain powers, rights, and obligations to Wangbo, as set forth under the VIE Agreements. Accordingly, Jiamu was regarded as the primary beneficiary of Wangbo for accounting purposes and consolidated the financial results of the Wangbo and its subsidiaries under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.

On July 28, 2021, Jiamu, Wangbo and the nominal shareholders of Wangbo signed a Termination Agreement to terminate the VIE agreements and the nominal shareholders who previously owned 100% equity interest of Wangbo transferred all their equity interests in Wangbo to Jiamu for a nominal consideration (the “Dismantlement Transaction”). As a result, Wangbo becomes a wholly owned subsidiary of Jiamu. The Dismantlement Transaction was completed on August 3, 2022.

Since Wangbo is effective controlled by the Company through our wholly owned subsidiary Jiamu before and after the Dismantlement Transaction, the Dismantlement Transaction is considered a reorganization under common control and the consolidation of Wangbo and its subsidiaries has been accounted for at historical cost in accordance with Accounting Standards Codification (“ASC”) 805-50-30-5.

F-4