Form 20-F/A
period 2021-12-31
TANTECH HOLDINGS LTD
filed 2023-01-17
CIK 1588084

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

This Amendment No. 2 on Form 20-F/A (the “Amendment”) amends the annual report on Form 20-F of Tantech Holdings Ltd (the “Company”) for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on July 18, 2022 (the “Original Form 20-F”), as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on December 23, 2022 (“Amendment No. 1” and the Original Form 20-F as amended by Amendment No. 1, the “Form 20-F”). This Amendment is being filed to amend Item 17 of Part III in the Form 20-F to include the full set of financial statements and a revised Report of Independent Registered Public Accounting Firm relating thereto. Item 19 of the Form 20-F is amended by the filing of new exhibits regarding CEO and CFO certifications and the auditor’s consent letter in this Amendment.

Other than as set forth herein, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or Amendment No. 1, or reflect any events that have occurred after the filing of the Original Form 20-F.

PART III

ITEM 17.FINANCIAL STATEMENTS.

See Item 18.

ITEM 18.FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

2

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

3

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

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan

Name:	Wangfeng Yan

Title:	Chief Executive Officer

Date: January 17, 2023

5

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

PCAOB ID 6781
Irvine, California
December 23, 2022, except for Note 3, as to which the date is January 17, 2023

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

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(10,692,982)	$(10,022,228)	$(9,958,695)
Net loss from discontinued operations	—	—	299,412
Net loss from continuing operations	(10,692,982)	(10,022,228)	(9,659,283)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance (Reversal of) for doubtful accounts - accounts receivable	(52,789)	(845,416)	1,297,752
(Reversal of) allowance for doubtful accounts - advance to suppliers	(142,799)	(378,233)	164,220
Write off manufacturing rebate receivable	5,819,059	—	—
(Reversal of) Allowance for doubtful accounts – other receivables	—	(84,573)	705,400
Share based compensation	1,840,000	—	—
Inventory reserve	359,501	92,064	1,030,236
Impairment of goodwill and intangible asset	—	11,998,606	9,584,000
Decrease in deferred tax liability	—	(1,799,791)	(165,500)
Depreciation expense	444,462	436,427	462,639
Amortization of intangible asset	472,140	441,489	441,489
Amortization of right of use assets	44,964	—	—
Amortization of prepaid consulting expense	—	—	140,738
(Gain) Loss from disposal of property, plant and equipment	(545,844)	68,614	(8,047)
Issuance of common stock for service	—	33,812	—
Contingent liability	535,389	—	—
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(9,573,463)	8,024,036	(9,879,682)
Accounts receivable - related party	—	—	—
Advances to suppliers	3,694,066	7,093,022	415,727
Advances to suppliers - related party	1,550,000	(1,448,000)	—
Inventory	(737,552)	(125,492)	242,142
Prepaid expenses and other receivables	(768,288)	133,768	9,127
Manufacturing rebate receivable		2,374,720	1,563,840
Accounts payable	(16,266)	(206,261)	(751,363)
Accrued liabilities and other payables	(323,441)	313,552	(78,923)
Customer deposits	318,875	(3,792,409)	6,184,836
Collection of receivables from discontinued operations	—	—	8,962,187
Lease liabilities	(19,824)	—	—
Taxes payable	(295,666)	1,863,853	(597,392)
Net cash (used in) provided by continuing operations	(8,090,458)	14,171,560	10,064,143
Net cash provided by discontinued operations	—	—	4,632,769
Net cash (used in) provided by operating activities	(8,090,458)	14,171,560	14,696,912

Cash flows from investing activities
Acquisition of property, plant and equipment	(220,308)	(144,806)	(92,369)
Proceeds from disposal of property, plant and equipment	748,612	21,842	16,580
Additions to intangible assets	(4,220)	—	—
Payment for investment	—	—	(6,707,570)
Proceeds from disposition of subsidiaries	—	—	854,567
Net cash provided by (used in) continuing operations	524,084	(122,964)	(5,928,792)
Net cash used in discontinued operations	—	—	(1,522)
Net cash provided by (used in) investing activities	524,084	(122,964)	(5,930,314)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	6,917,589	—	(2,823,890)
Repayment of loans from third parties	(310,000)	—	—
Bank acceptance notes payable, net of repayment	(1,772,550)	1,448,667	(1,823,003)
Proceeds from bank loans	7,774,800	9,568,384	6,918,544
Repayment of bank loans	(8,738,900)	(11,230,688)	(7,352,944)
Proceeds from (repayment of) loans from related parties, net	(10,428,196)	98,474	(378,833)
Proceeds from issuance of common stock and warrants	19,362,706	9,055,232	—
Net cash provided by (used in) continuing operations	12,805,449	8,940,069	(5,460,126)
Net cash provided by discontinued operations	—	—	—
Net cash provided by (used in) financing activities	12,805,449	8,940,069	(5,460,126)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	988,502	1,704,662	(530,288)

Net increase in cash, restricted cash and cash equivalents	6,227,577	24,693,327	2,776,184

Cash, restricted cash and cash equivalents, beginning of year	37,339,304	12,645,977	9,869,793

Cash, restricted cash and cash equivalents, end of year	$43,566,881	$37,339,304	$12,645,977

Supplemental disclosure information:
Income taxes paid	$2,278,134	$436,566	$1,105,876
Interest paid	$265,248	$308,690	$439,869

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

Prior to August 3, 2021, the Company’s wholly owned subsidiary - Jiamu effectively controlled and was entitled to the economic benefits of the Company’s VIE entity - Wangbo through a series of contractual arrangement, which were designed to provide Jiamu with certain powers, rights, and obligations to Wangbo, as set forth under the VIE Agreements. Accordingly, Jiamu was regarded as the primary beneficiary of Wangbo for accounting purposes and consolidated the financial results of the Wangbo and its subsidiaries under the ASC810 “Consolidation.”

On July 28, 2021, Jiamu, Wangbo and the nominal shareholders of Wangbo signed Terminational Agreement to terminate the VIE agreement and the nominal shareholders who previously owns 100% equity interest of Wangbo transferred all their equity interest in Wangbo to Jiamu for a nominal consideration (the “Dismantlement Transaction”). As a result, Wangbo becomes a wholly owned subsidiary of Jiamu. The Dismantlement Transaction was completed on August 3, 2022. Since Wangbo is effective controlled by the Company through our wholly owned subsidiary Jiamu before and after the Dismantlement Transaction, the Dismantlement Transaction is considered a reorganization under common control and the consolidation of Wangbo and its subsidiaries has been accounted for at historical cost in accordance with Accounting Standards Codification (“ASC”) 805-50-30-5.

After the VIE was dismantled, the Company owns 100% of equity interests in Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile.

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