Form 20-F
period 2022-12-31
TANTECH HOLDINGS LTD
filed 2023-05-01
CIK 1588084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

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

Zhejiang Province 323000

People’s Republic of China

Tel: +86-578-226-2305

Fax: +86-578-226-2360

Email: tantech@tantech.cn

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on which
Title of each class	Trading Symbol	registered
Common shares	TANH	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report was: 1,217,906

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months(or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

Special Note Regarding Forward-Looking Statements

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and the Operations of Our PRC Subsidiaries

Tantech Holdings Ltd (“THL,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company, we conduct a substantial portion of our operations through our subsidiaries based in mainland China. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 12), especially the risk factors under the caption “Risks Related to Doing Business in China” (beginning on Page 25).

The securities registered under the Securities Act and the Exchange Act are of the off-shore holding company Tantech Holdings Ltd, a British Virgin Islands company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the holding company does not conduct operations in China.

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

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

Currently, our corporate structure contains no VIEs, and the industries in which we operate are not subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the PRC legal system, and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If, in the future, the PRC government determines that our corporate structure does not comply with PRC regulations, or if PRC regulations change or are interpreted differently, the value of our common shares ("Common Shares”) may decline or become worthless.

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

On February 17, 2023, with the approval of the State Council, China Securities Regulatory Commission (the “CSRC”) issued the relevant system and rules for the management of overseas listing records, which will be implemented from March 31, 2023. A total of six institutional rules (the “Listing Records Rules”) have been issued this time, including the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (hereinafter referred to as the “Trial Measures”) and five supporting guidelines. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstance under which overseas offering and listing by domestic companies established in mainland China is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this annual report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our offering and listing on Nasdaq in future.

However, any failure of us or our mainland China subsidiaries to fully comply with the Listing Records Rules and/or the Confidentiality Provisions, once effective, may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, certain terms used in the Measures are not defined and require further clarification on their meaning. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

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

Because we are relying on advice of our PRC counsel with regard to PRC laws, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that an government approval is required, we cannot assure our investor that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our current auditor, YCM CPA Inc., headquartered in Irvine, California, is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subjected to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditors to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

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

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. In addition, in accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our mainland China subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

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

For the years ended December 31, 2022 , the Company provided working capital loans of $8.9 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited, provided working loans of $350,000 in aggregate to our wholly owned subsidiary, EPakia Inc., provided working loans of $20,000 in aggregate to our wholly owned subsidiary EPakia Canada Inc., and provided working loans of $2,000 in aggregate to our wholly owned subsidiary EAG International Vantage Capitals Limited.

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

A. Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2022, 2021, 2020, 2019, and 2018. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2022	2021	2020	2019	2018
Revenues	$53,490	55,264	$42,284	$49,230	$29,561
Gross profit	10,093	10,431	4,476	5,977	8,029
Operating expenses	5,520	18,946	14,821	14,886	5,679
Income (loss) from operations	4,573	(8,515)	(10,345)	(8,909)	2,350
Income (loss) from continuing operations before income tax expense (credit)	5,728	(8,264)	(10,634)	(9,295)	2,028
Income tax expense (credit)	3,142	2,429	(612)	364	1,031
Net income (loss) from continuing operations	2,586	(10,693)	(10,022)	(9,659)	997
Net income (loss) from discontinued operations	-	-	-	(299)	83
Net income (loss)	2,586	(10,693)	(10,022)	(9,958)	1,080
Net income (loss) attributable to the non-controlling interest	(435)	(2,335)	(3,502)	(3,602)	(897)
Net income (loss) attributable to common stockholders	$3,021	(8,358)	$(6,520)	$(6,356)	$1,977
Earnings (loss) from continuing operations per share	$3.03	(48.35)	$(52.93)	$(50.40)	$16.56
Earnings (loss) from discontinued operations per share	$-	-	$-	$(2.40)	$0.72

Balance sheet data:

	As of December 31,
	2022	2021	2020	2019	2018
Working capital	$93,216	84,041	$65,097	$49,028	$48,159
Current assets	106,757	105,808	81,901	68,162	70,314
Total assets	134,132	134,527	116,295	115,451	134,194
Current liabilities	13,541	21,767	16,804	19,134	22,155
Total liabilities	18,197	21,990	16,804	20,919	24,208
Total equity	$115,935	112,537	$99,491	$94,532	$109,986

Selected Consolidated Financial Schedule

	For the year ended December 31, 2022

	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$14	$53,613	$(137)	$53,490
Loss for equity method investment	$4,243	$-	$-	$(4,243)	$-
Net loss	$3,021	$(288)	$4,118	$(4,265)	$2,586
Comprehensive loss	$(6,293)	$(288)	$(1,235)	$1,099	$(6,717)

	For the year ended December 31, 2021
		WFOE
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$-	$55,264	$-	$55,264
Loss for equity method investment	$(5,898)	$-	$5,898	$-
Net loss	$(8,358)	$(8,233)	$5,898	$(10,693)
Comprehensive loss	$(5,794)	$(6,553)	$4,190	$(8,157)

	For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Revenues	$-	$41,900	$384	$-	$42,284
Loss from VIE and its subsidiaries	$-	(8,172)	$-	$8,172	$-
Loss for equity method investment	$(5,973)	$-	$-	$5,973	$-
Net loss	$(6,520)	$(5,973)	$(11,674)	$14,145	$(10,022)
Comprehensive loss	$(422)	$(873)	$(11,513)	$8,679	$(4,129)

	As of December 31, 2022
	Tantech	Non-PRC	Non-prc		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash	$11	$11	$18,960	$-	$18,982
Total current assets	$52,721	$202	$106,556	$(52,722)	$106,757
Investments in subsidiaries	$66,352	$-	$-	$(66,352)	$-
Total non-current assets	$66,352	$-	$18,715	$(57,692)	$27,375
Total assets	$119,073	$202	$125,271	$(110,414)	$134,132
Total liabilities	$989	$490	$65,902	$(49,184)	$18,197
Total shareholders’ equity	$118,084	$(288)	$59,369	$(61,230)	$115,935
Total liabilities and shareholders’ equity	$119,073	$202	$125,271	$(110,414)	$134,132

	As of December 31, 2021
	Tantech	WFOEs and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Cash	$411	$43,156	$-	$43,567
Total current assets	$43,847	$105,397	$(43,436)	$105,808
Investments in subsidiaries	$71,423	$-	$(71,423)	$-
Total non-current assets	$71,423	$20,059	$(62,763)	$28,719
Total assets	$115,270	$125,456	$(106,199)	$134,527
Total liabilities	$1,009	$64,852	$(43,871)	$21,990
Total shareholders’ equity	$114,261	$60,604	$(62,328)	$112,537
Total liabilities and shareholders’ equity	$115,270	$125,456	$(106,199)	$134,527

	For the year ended December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,251)	$(450)	$9,994	$-	$8,293
Net cash provided by (used in) investing activities	$(9,265)	$-	$(44,999)	$9,265	$(44,999)
Net cash provided by (used in) financing activities	$10,116	$460	$13,981	$(9,265)	$15,292

	For the year ended December 31, 2021
		WFOEs
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,848)	$(6,242)	$-	$(8,090)
Net cash provided by (used in) investing activities	$(19,004)	$524	$19,004	$524
Net cash provided by (used in) financing activities	$21,203	$10,606	$(19,004)	$12,805

	For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Net cash provided by (used in) operating activities	$(332)	$14,128	$375	$-	$14,171
Net cash provided by (used in) investing activities	$(8,300)	$19	$(142)	$8,300	$(123)
Net cash provided by (used in) financing activities	$9,229	$8,119	$(108)	$(8,300)	$8,940

B. Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C. Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D. Risk factors.

Risks Related to Our Business and Industry

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to produce our products, as well as temporary closures of our facilities or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our services and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the fiscal year 2022.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. Since late 2019, COVID-19 has had a significant adverse impact on our business and operations. The effect was reduced in fiscal year 2021 when the spread of the disease has gradually been under control in China. However, in fiscal year 2022, some instances of COVID-19 infections have emerged in various regions of China, including infections caused by the Omicron variant. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. The logistics was affected to certain extent, and the plan for the employees to come back to work was delayed as well.

Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. However, we cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future caused by a resurgence, which could negatively affect the sales, the collection of the payments from account receivables and the utilization of advances to suppliers.  resurgence  The impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products and vehicle products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes. As such, we have relied on consumer spending to drive sales in this product line. Since 2010, China’s GDP growth rate has slowed from more than 10% to 3.0% in 2022. If China’s economy slows, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

We acquired 70% of Shangchi Automobile, formerly known as Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”), in 2017 as we valued its potential in EV business. While the overall EV market in China is growing, Shangchi Automobile’s EV business has not reached to our original expectation. During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. In 2021, the company’s vehicle sales returned to normal. During the year of 2022, during the lock-downs, the logistics was affected to certain extent, and the plan for the employees to come back to work was delayed as well. While the spread of COVID-19 has gradually been under control in China and most of the travel restrictions and quarantine requirements have been lifted since December 2022, it could adversely affect the Company’s business for the future in the event there is a resurgence. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $0, $0, and $11,998,606 for the year ended December 31, 2022, 2021 and 2020, respectively, because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

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

For the year ended December 31, 2022, one customer accounted for 77.68% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2021, one customer accounted for 77% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2020, one customer accounted for 100% of vehicle sales for Shangchi Automobile. Mainly due to the concentration of sales to relatively few customers, loss of one customer will have relatively high impact on our operational results. We expect this trend to continue for the foreseeable future. In the event there is an unfavorable change in our business relationship with our significant customers, it could have a material adverse effect on our business and financial results.

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

The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. The policy changes have caused certain uncertainties and negative impacts on our EV operations and may cause further negative impacts on our EV segment. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. For example, the support policies effective as of January 1, 2021 required that Commercial EV only can get subsidies when the single declare more than 1,000, and the support policies effective as of January 1, 2021, called for a 20% of reduction in central government subsidies per electric car in 2021 from its 2020 level. The support policies effective as of January 1, 2022, called for a 30% of reduction in central government subsidies per electric car in 2022 from its 2021 level, and the subsidies was terminated after December 31,2022. The reduction and termination of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. Accordingly, we plan to inspect the batteries of our EVs. In addition, we decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019 which has become stricter in 2020, 2021 and 2022. The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

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

We have approximately $3.6 million in outstanding bank loans as of December 31, 2022. The loans are held at multiple banks, and we used our land and property as the collateral for the debt. While our land and property are worth more than the total loan amount and we also have approximately $18.9 million in cash and approximately $106.8 million of current assets available to pay the debt, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

Our key charcoal product customers are principally third-party distributors in the PRC. For the year ended December 31, 2022, four major customers accounted for approximately 27.69%, 22.73%, 19.07%, and 9.98% of the Company’s total charcoal product sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 95%, 95%, and 92% of our total sales in 2022, 2021, and 2020, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third-party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the years ended December 31, 2022, three major suppliers accounted for approximately 68% of the Company’s total purchases. For the year ended December 31, 2021, two major suppliers accounted for approximately 65% of the Company’s total purchases. For the years ended December 31, 2020, two major suppliers accounted for approximately 70% of the Company’s total purchases.

The loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not insured or protected against loss.

We maintain most of our cash with various banks located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently hold four patents on charcoal products and  five patents on vehicles.

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

For example, the newly issued Trial Measures attaches great importance to security review and industry supervision, requiring enterprises to strictly abide by national security laws, administrative regulations and relevant provisions such as foreign investment, network security, and data security laws and regulations, and unreservedly perform their obligations to safeguard national security. The Measures allow the raising of funds in foreign currency or RMB and the payment of dividends, but also clearly require that the exchange and cross-border flow of funds should comply with the national regulations on cross-border investment and financing, foreign exchange management, and cross-border RMB management. At the same time, the Trial Measures also provide for severe legal liability and penalty measures for violations.

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

On February 17, 2023, with the approval of the State Council, the CSRC issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which will be implemented from March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China , or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or our Mainland China Subsidiaries to fully comply with the Listing Records Rules, may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor, YCM CPA Inc., an independent registered public accounting firm that is headquartered in the United States, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subjected to PCAOB inspection.

Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2022, 2021, and 2020, we had adjustments of $(9,303,340), $2,535,599, and $5,892,311, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 2.067% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - E. Share Ownership.”

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2023. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Ms. Zhang also indirectly controls 72.7% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. Neither Ms. Zhang nor Mr. Wang currently holds any position at CN Energy.

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

On December 14, 2020, the Division of Investment Management’s Disclosure Review and Accounting office reported an Accounting and Disclosure Information-Disclosure Regarding Investments in Emerging Markets, encouraging funds to provide tailored disclosures of risks in the emerging markets in which the funds invest and related risks, so that investors are able to make informed investment decisions about the among funds.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on March 24, 2015, the trading price of our common shares has ranged from $0.222 to $7461.60 per common share, and the last reported trading price on April 28, 2023 was $[*] per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	January 1998: Lishui Forasen Food Co. Ltd. is established.

•	September 2001: Tantech Charcoal is established.

•	October 2002: Tantech Bamboo is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB 3.15 million.

•	April 2003: Lishui Forasen Food Co. Ltd. is renamed “Lishui Forasen Green Industry Group” (the former name of Forasen Group Co., Ltd.).

•	May 2003: Forasen Group acquires 60% of Tantech Bamboo.

•	December 2005: (1) Tantech Bamboo reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB 21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Tantech Bamboo is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd.”; (3) Zhengyu Wang becomes legal representative of Tantech Bamboo.

•	September 2006: Tantech Bamboo acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Tantech Bamboo. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.

•	September 2007: Forasen Group’s interest in Tantech Bamboo increases to 44.25%.

•	January 2008: Tantech Bamboo increases its registered capital to RMB 27 million, decreasing Forasen Group’s interest to 34.41%.

•	July 2008 through April 2009: Several shareholders of Tantech Bamboo transfer their interests to Forasen Group, increasing its interest in Tantech Bamboo to 51.45%.

•	September 2008: Tantech Energy is established and operates as subsidiary of Tantech Bamboo.

•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.

•	October 2009: Lishui Forasen Green Industry Group is renamed “Forasen Group Co. Ltd.”.

•	November 2010: THL is established as “Sinoport Enterprises Limited.”

•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Tantech Bamboo increases its registered capital to RMB 80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Tantech Bamboo to USCNHK.

•	April 2013: THL is renamed “Tantech Holdings Ltd”.

•	March 2015: THL completed an initial public offering of its common shares and listing on Nasdaq.

•	April 2015: THL established a subsidiary Euroasia.

•	July 2015: Euroasia established a subsidiary Jiamu.

•	December 2015: Hangzhou Tanbo Technology Co., Ltd. was established.

•	February 2016: Jiamu established a subsidiary Jiyi.

•	April 2016: USCNHK established a new subsidiary as “Zhejiang Tantech Bamboo Technology Co., Ltd.”

•	May 2016: USCNHK transferred 95% of Tantech Bamboo’s shares it owned to Zhejiang Tantech Bamboo Technology Co., Ltd.

•	December 2016: Zhejiang Tantech Bamboo Technology Co., Ltd acquired the remaining 5% of Tantech Bamboo’s shares.

•	May 2017: Zhejiang Tantech Bamboo Technology Co., Ltd changes its name to Lishui Tantech Energy Technology Co., Ltd, which in turn changed its name in July 2017 to Tantech Holdings (Lishui) Co., Ltd.

•	On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo.

•	October 2017: Euroasia established a subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd.

•	On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its EDLC carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd., a PRC start-up company controlled by Dr. Zaihua Chen, our former Chief Technology Officer.

•	On January 10, 2018, the Company signed a share purchase agreement with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun, so we indirectly hold a 18% stake in Libo Haokun.

•	On October 24, 2018, the Company closed Khorgas Tantech Business Service Co., Ltd. and Khorgas Yabo Software Co., Ltd.

•	On November 5, 2018, the Company closed Zhejiang Tantech Tourism Development Co., Ltd.

•	On November 12, 2018, the Company closed Zhejiang Babiku Charcoal Co., Ltd.

•	On November 13, 2018, the Company established Shenzhen Yimao New Energy Sales Co., Ltd., a sales subsidiary through Shangchi Automobile (formerly known as Suzhou E-Motors).

•	On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party.

•	On November 29, 2019, the Company signed an investment agreement with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) to acquire 18% of the equity interest of Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million.

•	On December 31, 2019, the Company’s wholly owned subsidiary Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai, the Company’s another wholly owned subsidiary Lishui Xincai.

•	In January 2020, Lishui Jikang Energy Technology Co., Ltd. was established.

•	In November 2020, Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) and Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”) were established.

•	In November 2020, the Company launched driverless and autonomous street sweepers.

•	In November 2020, the Company closed an offering with institutional investors, raising approximately $10 million in gross proceeds, before deducting placement agent fees and other standard offering expenses, from the sale of 6,060,608 of its common shares, priced at $1.65 per share, registered warrants to purchase up to 2,754,820 common shares in a registered direct offering, and unregistered warrants to purchase up to 3,305,788 common shares in a concurrent private placement.

•	On September 23, 2021, the Company established Shanghai Wangju Industrial Group Co., Ltd.

•	On October 21, 2021, EAG International Vantage Capital Limited, a subsidiary of the Company, entered into an Equity Acquisition Agreement with Zhifan Dai, an unrelated third party, to acquire all the shares of China East Trade Co., Limited. without any consideration.

•	On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. without any consideration. As of the date of acquisition of China East Trade Co., Limited and Shenzhen Shangdong Trading Co., Ltd,First International Commercial Factoring (Shenzhen) Co., Ltd became the 100 holding company of the company.

•	On November 13, 2021, the Company established Zhejiang Shangchi Medical Equipment Co., Ltd.

•	On December 2, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp., or the Underwriter, pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering , 21,120,509 common shares of the Company, par value $0.001 per share for a public offering price of $0.65 per share. The Company received approximately $13.7 million in net proceeds from the Offering before deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 45 days to purchase an additional 3,168,076 common shares solely to cover over-allotments.

•	On February 24, 2022, the Company’s Board approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued common shares at the ratio of one-for-ten. The consolidation was effective on February 28, 2022. under the symbol “TANH” but trade under a new CUSIP Number, G8675X123.

•

On March 18, 2022, the Company closed an underwritten public offering of 20,000,000 common shares and prefunded warrants to purchase common shares pursuant to an underwriting agreement dated March 16, 2022 by and between the Company and Aegis Capital Corp. The gross proceeds to the Company were approximately $10.0 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The pre-funded warrants were offered at the same $0.50 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant. On March 22, 2022, the underwriter of the Offering exercised its Over-allotment Option to purchase an additional 2,880,000 common shares at a price of $0.50 per common share. Total gross proceeds to the Company from the Offering, including the proceeds received from the prior closing and the exercise of the Over-allotment Option, were approximately $11.4 million, before deducting underwriting discounts, commissions, and other offering expenses payable by the Company.

•	On May 19, 2022, the Company formed a wholly-owned subsidiary, EPakia Inc., under the laws of the State of Delaware. Based in the Mid-Atlantic region of the United States, EPakia will be primarily focused on developing biodegradable packaging business in the United States and the international markets.

•	In July 2022, the Company formed a wholly-owned subsidiary in Canada, EPakia Canada Inc. EPakia Canada will be engaged in developing the biodegradable packaging trading business in Canada and other international markets.

•	On October 28, 2022, the Board of Directors of the Company, approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued common shares at the ratio of one-for-twenty-four. The consolidation was effective on November 2, 2022, under the symbol “TANH” but trade under a new CUSIP Number, G8675X149.

B. Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. On July 12, 2017, we completed the acquisition of Suzhou E Motors Co, which was later renamed as Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, and our business includes the manufacture and sale of vehicles. In November 2020, we established two subsidiaries in Zhejiang Province with the plan of producing and selling specialty electric vehicles such as driverless street sweepers. In May and July 2022, we established two subsidiaries in United States and Canada with the plan of developing biodegradable packaging business.

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

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s seventh largest province in population, with 65.77 million residents as of the end of 2022. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 7.77 trillion in 2022 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.693 million residents live in the city as the end of 2022, and city-wide GDP is approximately RMB 183 billion in 2022. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 81.7% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own four patents and fifty-eight trademarks in China covering our bamboo charcoal production and five patents and fifteen trademarks in China covering our vehicle production.

For the years ended December 31, 2022, 2021, and 2020, three major suppliers accounted for approximately 68%, three major suppliers accounted for approximately 69%, and two major suppliers accounted for approximately 70%, of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

Bamboo

Bamboo plants are some of the fastest growing plants in the world, with some varieties growing more than three feet per day. Moreover, Bamboo can be re-grown quickly following harvesting, ensuring high frequency utilization without shortages. Unlike trees, individual bamboo culms emerge from the ground at their full diameter and grow to their full height in a single growing season of three to four months. Over the next 2-5 years, fungus begins to form on the outside of the culm, which eventually penetrates and overcomes the culm. Eventually the fungal growths cause the culm to collapse and decay. As a result, bamboo culms generally have life cycles of up to ten years, at which point they must be cut down in order to preserve the environment of the surrounding forest. Optimal quality bamboo culms for carbonization are cut at five years of age. Additional bamboo can be grown in the same area where previous culms grew.

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

According to the Opinions on Accelerating the Innovation and Development of the Bamboo Industry jointly issued by ten departments including the State Forestry and Grassland Administration of China in 2021, by 2035, the total value of China bamboo industry will exceed 1 trillion yuan. The total value of China’s bamboo industry was approximately RMB380  billion yuan, as of 2021. As of 2021, it employs more than 15 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species.

In 2021, for example, the domestic industry was worth  380  billion yuan and employed more than 15 million people.

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

Bamboo has many desirable characteristics compared to timber based products:

•	Culms are ideally allowed to reach 5-7 years of maturity prior to full capacity harvesting. The clearing out or thinning of culms, particularly older decaying culms, helps to ensure adequate light and resources for new growth;

•	Commercial growers can annually harvest between one-quarter and one-third of a bamboo grove that is at least three years old. Harvesting at such rates allows continuous, sustainable harvesting;

•	Bamboo will re-grow from same rootstalk (rhizome);

•	Plant tends to be drought tolerant; and

•	Bamboo minimizes carbon dioxide gases and generates up to 35% more oxygen than an equivalent area of trees. One hectare of bamboo can sequester 62 tons of CO2 /year, while one hectare of young forest can sequester 15 tons of CO2 /year.

The global bamboos market size was valued at USD  61.52 billion in 2022 and is expected to reach over USD $105.22 billion by 2032, growing at a CAGR of around 5% during the forecast period from 2023 to 2032. There are about 39 genera of bamboo and more than 857 species in China with more than 7.01 million hectares of pure bamboo forest, which accounts for one third of the bamboo area in the world in 2022. China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, as well as production output, said Zehui Jiang, co-chair of INBAR’s board of trustees.

Zhejiang province is situated on the shore of the East China Sea and has about thirty genera and four hundred varieties of bamboo. Bamboo products made there are sold all around the world, with an annual output of RMB53.7 billion ($8.3 billion) in 2021. Zhejiang province has almost one sixth of the whole bamboo forest area in China.

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

Vehicles

On July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile, formerly Suzhou E-Motors. Suzhou E-Motors develops, manufactures, and sells electric vehicles and fuel vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province, is 15,000 square meters. Shangchi Automobile has been approved by the Ministry of Industry and Information Technology (“MIIT”) as qualified to manufacture vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has seventeen fuel vehicle and one EV vehicle model approved by MIIT.

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed ten models of electric buses, electric logistics cars, and electric specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2018, we sold 110 electric logistic vehicles to Southern China. In 2019, we sold 117 electric logistic cars on behalf of other vehicle manufacturers for commission income. In 2020, we produced 10 fuel midibuses and exported them to Singapore. In addition, we sold 85 fuel midibuses and 59 electric specialty vehicles in fiscal 2020 on behalf of other vehicle manufacturers for commission income. In 2021, we produced 7 fuel midibuses to export, and we sold 477 fuel midibuses on behalf of other vehicle manufacturers for commission income. In 2022, we produced 264 fuel midibuses of which 212 were sold domestically and 52 were exported, and we also sold 360 fuel midibuses on behalf of other vehicle manufacturers for commission income.

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

In general, the purchase of the vehicle chassis, electric motors, lithium-ion battery pack and three-in-one electric control system have covered two-thirds of EVs’ production cost. We purchase these components from three different but well-established suppliers in China.

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

New Lines of Business

During the year ended December 31, 2022, we have started two new lines of business-biodegradable packaging business and commercial factoring service. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The market for biodegradable packaging has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. We generated approximately $4.0 million revenue from biodegradable packaging business in fiscal 2022.

For the commercial factoring service, we provide it to customers who seek financing for their receivables. We generated approximately $1.4 million financing interest income in fiscal 2022.

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
Body foams, spray impedance glue
Body coating
Coating workshop
Inspection
N
Y
Inspection
N
Y
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Batterv controller installation
Test and adiustment
Inspection
N
Y
Storage

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

Vehicles

We do not produce major vehicles components directly from raw material. In general, we purchase major parts directly from three major suppliers. The suppliers for parts are shown below:

•	Changzhou Ruiyue Automobile Co., Ltd. - SKD

•	Jiangsu King Power Technology Co., Ltd. - Engine

•	Danyang City Bona Vehicle Industry Co., Ltd.- automobile wire harness

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

Because the household hygiene sector has enjoyed relatively strong growth in the last few years as a result of increases in disposable urban income and an increased awareness of healthy lifestyle products, we have focused on growing our market share in this industry. In order to do this, compete by pricing our products aggressively, often at a discount of 10 - 20% below our competitors. In addition, we pride ourselves on providing a high quality product, so that our customers believe they have received value for the price they pay.

With regard to household carbonized bamboo products, the Charcoal Doctor brand is one of the largest and most famous. Our Charcoal Doctor brand name has been recognized as a “China Well-known Brand” by the China Brand Strategy Management Association, and our products have been recognized as a “Zhejiang Famous Forest Product” by the Zhejiang Famous Forest Product Affirmation Committee and have been awarded “The Fifth China Yiwu International Forestry Product Expo Gold Award” by the Fifth China Yiwu International Forestry Product Expo Committee. Moreover, the 2014 - 2018 China Bamboo Charcoal Products Market Research and Corporate Strategy Analysis Report notes high brand recognition for Charcoal Doctor products in China.

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

Zhejiang Jiejiegao Charcoal Industry Ltd. Co. (“Jiejiegao”) is another company with a similar product portfolio. Also located in the Lishui vicinity, it also holds many awards, and its products are stocked by Walmart, Hualian, Century Mart and other supermarkets like our products are. Jiejiegao is also one of the founding members of INBAR - International Network for Bamboo and Rattan.

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

2004

•	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

•	Zhejiang Province High Tech Product Award for its Bamboo Vinegar 62

•	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

66

2006

•	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products

•	Forestry Industry Award for Excellence in Forestry - Liquid Bamboo Vinegar Products (6th Anniversary)

•	Lishui City Forestry Industry Key Enterprise in Forestry Award

•	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

•	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal

•	Zhejiang Provincial-Level Key Enterprise in Forestry Award

•	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

•	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

•	National Torch Plan Project Certificate for Liquid Bamboo Products

•	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

•	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research

•	Garden Unit Recognition for beautification and ecological efforts

2012

•	Lishui City Recognition for Patent Grants

2013

•	Zhejiang Province High Technology Enterprise Recognition

2014

•	Lishui City Doctoral Working Station

2020

•	Obtain 3 international standard certifications of bamboo charcoal for participating in the creation of Part 1, Part 2 and Part 3 of ISO 21626,

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

In 2021, we cooperated with technology companies and consulting companies to develop specialty EVs. Due to the high costs of research and development in this field and the fierce competition at the market, the Company decided to prioritize other areas of expenses in the year of 2022 and will look for further cooperation in the future when there is a suitable opportunity

We have also collaborated with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Recent efforts and collaborations cover a wide range of areas including but not limited to: bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

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

During the years ended December 31, 2022, 2021 and 2020, we spent $227,829, $8,053,400, and $890,316,  respectively, on R&D. We had year-over-year increase on R&D expenses primarily due to more R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold fourpatents on charcoal products and five patents on vehicles.

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

Biomass acaricide with gasified tar for organic pesticides	Tantech Bamboo	Invention	Jan. 24, 2006	Jan. 23, 2026	ZL 200610049234.0
A Filling and fixing device for Bottles of Plant nutrient solution	Tantech Bamboo	Utility Model	Dec. 30, 2015	Dec. 29,2025	201521127995.4
Laundry detergent bottles	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330292120.X
Refrigerator deodorant box	Tantech Bamboo	Design	Jun. 28, 2013	Jun. 27, 2023	201330291808.6

Patents on Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

Road Sweeper	Shangchi Automobile	Patent for Invention	Aug 28, 2012	Aug 27,2032	ZL201210311790.6

Energy-absorbing and anti-collision equipment on side of fuel tank	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022776533.2
Variable light front windshield	Shangchi Automobile	Utility Mode	November 26,2020	November 25,2030	ZL202022779980.3
Sound insulation and noise prevention hood with reinforcing ribs for front engine	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022605348.7

Multifunctional expanding bucket for sweeping vehicle	Shangchi Automobile	Utility Mode	November 12,2020	November 15,2030	ZL202022601008.7

Our Trademarks and Domain Names

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 70 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2024, and we expect to renew it annually. This website is not part of this report and is not incorporated by reference herein.

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

Regulations on Tax

Our business operations are governed primarily by tax laws in the PRC. A description of the material tax consequences applicable to holders of our common shares may be found in the section titled “Item 10. Additional Information.-E. Taxation.” For more information regarding the impact of the PRC Enterprise Income Tax Law, see “Risk Factors - Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

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

C. Organizational structure

Below is a chart representing our current corporate structure:

In the above charts, we provide the English names of our corporate entities. As to Tantech Holdings Ltd, USCNHK Group Limited, EAG International Vantage Capitals Limited, China East Trade Co., Limited, EPakia Inc., and EPakia Canada Inc., the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Vistra (BVI) Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at Vistra Corporate Services Centre, Wickhams Cay 2, Road Town, Tortola, VG1110, British Virgin Islands. Our agent in the U.S. is Shangzhi Zhang, with the address of 200 Greene St,Apt#5001, Jersey City, NJ,07311.

Tantech Holdings Ltd (“THL”)

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited 中港企業有限公司” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd炭博士控股有限公司”. On March 4, 2016, the Company’s name was changed to “Tantech Holdings Ltd”. At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named “Tanbsok Group Limited.”

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

On March 18, 2022, THL completed an underwritten public offering and issued 20,000,000 common shares and prefunded warrants.

On October 28, 2022, THL completed a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four.

On March 22, 2023, THL completed a private placement and issued 1,000,000 common shares at USD$2.80 per share for USD$2,800,000.

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

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) (Chinese name: 浙江富来森竹炭有限公司)

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 13.5 million, of which Lishui Xincai owns 100%. Lishui Xincai purchased the equity interest from Tantech Bamboo on December 31, 2019. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has one directors, Fengwang Yan, who is PRC citizens.

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

EAG International Vantage Capitals Limited (“Euroasia”) (Chinese name:欧亚通国际资本有限公司)

Euroasia was formed on April 27, 2015. Its share capital was HKD $10,000. It was organized as a limited company in Hong Kong, of which THL owns 100%. Euroasia has one director, Yefang Zhang, who is a citizen of Saint Lucia. In our previous reports, we called it Euroasia International Capital Co., Ltd., which is the English translation of its Chinese name 欧亚通国际资本有限公司.

Euroasia New Energy Automotive (Jiangsu) Co., Ltd. (“Euroasia New Energy”) (Chinese name: 欧亚通新能源汽车(江苏)有限公司)

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

Hangzhou Wangbo Investment Management Co. Ltd. (“Wangbo”) (Chinese name:杭州王博投资管理有限公司) -VIE

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

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) (Chinese name:上驰汽车有限公司)

Shangchi Automobile was established in April 2011 as Suzhou E-Motors. It changed its name to Shangchi Automobile in January 2019. It develops, manufactures, and sells vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is approximately 15,000 square meters. Shangchi Automobile has been approved by Ministry of Industry and Information Technology of the People’s Republic China (MIIT) through Road Motor Vehicle Production Enterprises and Products Announcements as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has not updated the previous ten EV models and remained seventeen fuel vehicle models approved by MIIT.

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

On August 3, 2021, we completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao New Energy Sales Co., Ltd. through direct equity ownership instead of a series of contractual arrangements.

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

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (Chinese name: 上驰（浙江）智能装备有限公司 )

On August 26, 2021, we established Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. for manufacturing and sales of new energy vehicles.

Shanghai Wangju Industrial Group Co., Ltd. (Chinese name: 上海旺桔实业集团有限公司)

On September 23, 2021, we established Shanghai Wangju Industrial Group Co., Ltd. for investing in the factoring industry.

China East Trade Co., Limited. (Chinese name:中国上东贸易有限公司)

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

First International Commercial Factoring (Shenzhen) Co., Ltd.(“First International”)(Chinese name:首保国际商业保理（深圳）有限公司)

On October 21, 2021, First International, as a subsidiary of Shenzhen Shangdong Trading, became a subsidiary of the Company. Shenzhen Shangdong Trading and China East Trade as the shareholders, held 75% and 25% shares respectively.

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

EPakia Canada Inc.

In July 2022, the Company formed a wholly-owned subsidiary in Canada, EPakia Canada Inc. EPakia Canada will be engaged in developing the biodegradable packaging trading business in Canada and other international markets.

Disposal of Tantech Energy

On June 26, 2019, our wholly-owned subsidiary Tantech Bamboo entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$ 941,000). The Company completed the disposition process in July 2019.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes.

We were granted land use rights for our facilities in Lishui City, which extend until 2052. Following is a list of our main properties:

Ground
		Land Use Expiration/Lease		Floor
Location	Address	Term	Space	Area
Lishui, Zhejiang	No. 888 Tianning Street	December 18, 2052	15,208 m2	13,755 m2
Lishui, Zhejiang	Buildings No. 3 and No. 4, No. 10 Cen	January 1, 2022 to December 31, 2031	12,904 m2
Shan Road, Shuige Industrial Zone
Lishui, Zhejiang	Buildings No.8 , No. 10 Cen Shan	November 13,2021 to November 12,2025	1,000 m2
Road, Shuige Industrial Zone
Lishui, Zhejiang	Buildings No1 , No. 10 Cen Shan	November 6,2021 to November 5,2025	250 m2
Road, Shuige Industrial Zone
Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	August 10, 2022 to August 9, 2023	11,688 m2	4,515 m2
Shenzhen, Guangdong	No. 1108, Tianle Building, No. 1021,	January 17, 2022 to February 28, 2023	54 m2
Buji Road, Luohu District

Currently, our charcoal products are sold via our sales and distribution networks located in 19 cities throughout China. We do not own or lease locations in these cities. In addition, we have logistics centers in Lishui and relationships with third-party warehousing companies in Jinan.

Fixed assets at our properties consist of office equipment at all of our locations and, at our Lishui properties, equipment for the carbonization and processing of charcoal, both for our household goods products. .This equipment includes furnaces, boilers, mixers, kilns/ovens, jet mills, pulverizers, chemical analytic equipment, generators, briquette hydraulic powder molding machines, carbon activation and pickling tanks, belt dryers, air compressors, bamboo vinegar refining equipment, container production lines, hot acid/water washing equipment and automatic packing machines.

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

Shangchi Automobile, formerly Suzhou Yimao, has a manufacturing facility, located in Zhangjiagang City, Jiangsu Province, of 11,688 square meters.

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

Non-production properties:

		Actual
	Area	used	Reserved	Space
Functional uses and location	(m2)	area (m2)	area (m2)	utilization	Reserved purpose
Office administration, training, product
display (Fourth floor of building No. 3)	1,567	1,411	156	90%	Additional offices
Research and development center (Fourth					New product development team; street
and fifth floors of building No. 4)	2,510	1,757	753	70%	sweeper research and development center
Office administration, (third floor of
building No.1)	250	210	40	84%	Street sweeper salers’s work place
Employee dorms (part of building Nos.
9 and 10)	7,182	7,182	None	100%	N/A

We currently have 1,817 m2 for office administration, training and product display purposes, of which 1,621 m2 are currently used.

We have reserved 196 m2 for additional office space.

Our research and development center consists of 2,510 m2, of which we use 1,757 m2 at present (757m2 for street sweeper R&D and 1.000 m2 for charcoal products R&D). We plan to use the additional space for our new product development team, but we do not have a specific time or plan in place for expanding such team.

Production properties:

		Actual				Actual
		used	Reserved			productivity
	Area	area	area	Space	Current	(metric	Capacity		Reserved
Functional uses and location	(m2)	(m2)	(m2)	utilization	capacity (1)	tons)	utilization		purpose
Barbecue charcoal production line (Third floor of building No. 3)	1,568		1,568	0%	300 metric tons	0	0	%(2)	Potential usage in the future

Solid deodorant and purification product					25.0 million	30.2 million	121	%(3)
production line (Part of third floor and whole second floor of building No. 4)	1,875	1,580	395	84.3%	packages	packages

Raw material warehouse for solid deodorant
and purification product (Part of third floor of building No. 4)	875	875	0	100%	N/A	N/A	N/A

Liquid household hygiene product and									Installation of equipment
bamboo vinegar product production line									for production
(First floor of building No. 3)	1,567	1,254	313	80%	4,000 units	1,780 units	45.0%		expansion

Raw material warehouse for liquid
household hygiene product and bamboo
vinegar product (Second floor of building No. 3)	1,567	1,567	0	100	N/A	N/A	N/A

Street sweeper assembly lines (First floor of building No. 4 and building No. 8)	2,375	2,375	0	100%	3,750 units	0	0	%(4)

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

As the result of the business strategic changes, during years ended December 31, 2022 the Company merged its trading segment into its consumer products segment. We start to provide biodegradable packaging business during the year ended December 31, 2022. Now the Company had three reporting segments: consumer product segment, electric vehicle (“EV”) segment, and biodegradable packaging segment.

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

During year ended December 31, 2022, we have started to biodegradable packaging business. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The market for biodegradable packaging has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. We generated approximately $4.0 million revenue from biodegradable packaging business in fiscal 2022.

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

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. In light of the current situation, the Company believes that the impact of the COVID-19 outbreak on the business is both temporary and limited, and that the revenues have started growing again in fiscal 2021 and fiscal 2022. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2022		2021
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$53,490	100.0%	$55,264	100.0%	$(1,774)	(3.2)%
Cost of revenues	43,397	81.1%	44,833	81.1%	(1,436)	(3.2)%
Gross profit	10,093	18.9%	10,431	18.9%	(338)	(3.2)%

Operating expenses
Selling expenses	278	0.5%	221	0.4%	57	25.8%
General and administrative expenses	5,014	9.4%	8,832	16.0%	(3,818)	(43.2)%
Share based compensation	-	-%	1,840	3.3%	(1,840)	(100.0)%
Research and development expenses	228	0.4%	8,053	14.6%	(7,825)	(97.2)%
Total operating expenses	5,520	0.4%	18,946	34.3%	(13,426)	(70.9)%

Income (loss) from operations	4,573	8.5%	(8,515)	(15.4)%	13,088	(153.7)%

Other income (expenses)
Interest income	208	0.4%	118	0.2%	90	76.3%
Interest expense	(602)	(1.1)%	(740)	(1.3)%	138	(18.6)%
Financing interest income	1,400	2.6%		-%	1,400	-%
Gain from sale property to a related party	-	-%	546	1.0%	(546)	(100.0)%
Rental income from related parties	89	0.2%	118	0.2%	(29)	(24.6)%
Other income (expense)	60	0.1%	209	0.4%	(149)	(71.3)%
Total other (expense) income	1,155	2.2%	251	0.5%	904	360.2%

Income (loss) before income tax expense	5,728	10.7%	(8,264)	(15.0)%	13,992	(169.3)%
Income tax expense	3,142	5.9%	2,429	4.4%	713	29.4%

Net income (loss)	2,586	4.8%	(10,693)	(19.3)%	13,279	(124.2)%
Net income(loss) attributable to common stockholders of Tantech Holdings Ltd	$3,021	5.6%	$(8,358)	(15.1)%	$11,379	(136.1)%

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	2021		2020
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$55,264	100.0%	$42,284	100.0%	$12,980	30.7%
Cost of revenues	44,833	81.1%	37,808	89.4%	7,025	18.6%
Gross profit	10,431	18.9%	4,476	10.6%	5,955	133.0%

Operating expenses
Selling expenses	221	0.4%	977	2.3%	(756)	(77.4)%
General and administrative expenses	8,832	16.0%	955	2.3%	7,877	824.8%
Share based compensation	1,840	3.3%	-	-%	1,840	-%
Impairment of intangible asset	-	-	11,999	28.4	(11,999)	(100)%
Research and development expenses	8,053	14.6%	890	2.1%	7,163	804.8%
Total operating expenses	18,946	34.3%	14,821	35.1%	4,125	27.8%

Income (loss) from operations	(8,515)	(15.4)%	(10,345)	(24.5)%	1,830	(17.7)%

Other income (expenses)
Interest income	118	0.2%	51	0.1%	67	131.4%
Interest expense	(740)	(1.3)%	(300)	(0.7)%	(440)	146.7%
Gain from sale property to a related party	546	1.0%	-	-%	546	-%
Rental income from related parties	118	0.2%	-	-%	118	-%
Other income (expense)	209	0.4%	(40)	(0.1)%	249	(622.5)%
Total other (expense) income	251	0.5%	(289)	(0.7)%	540	(186.9)%

Income (loss) before income tax expense	(8,264)	(15.0)%	(10,634)	(25.1)%	2,370	(22.3)%
Income tax expense	2,429	4.4%	(612)	(1.4)%	3,041	496.9%

Net income (loss)	(10,693)	(19.3)%	(10,022)	(23.7)%	(671)	6.7%
Net income(loss) attributable to common stockholders of Tantech Holdings Ltd	$(8,358)	(15.1)%	$(6,520)	(15.4)%	$1,838	28.2%

Revenues: revenues decreased by approximately $1.8 million, or 3.2%, to approximately $53.5 million in fiscal 2022 from approximately $55.3 million in fiscal 2021. The decreased was mainly attributable to decrease of approximately $4.4 million in revenues from consumer products and decrease of approximately $1.3 million in revenues from EV segment, due to weak consumer market as the result of soft economy, partially offset by increase of approximately $4.0 million in revenues from biodegradable packaging business which we started in fiscal 2022.

Revenues: revenues increased by approximately $13.0 million, or 30.7%, to approximately $55.3 million in fiscal 2021 from approximately $42.3 million in fiscal 2020. The increase was mainly attributable to the significant increase of our revenues from consumer products due to higher sales volume from existing and new customers.

Consumer product segment

Revenues from consumer product segment decreased by approximately $4.4 million, or 8.2%, to approximately $49.0 million for fiscal 2022 from approximately $53.4 million for fiscal 2021, as a result of weak consumer demand in fiscal 2022. During the fiscal 2022, because the spread of COVID-19 has been effectively controlled in China, market demand appears to have slowed down as compared to the same period last year. We were able to increase our profit margin as compared to the same period last year by producing more of our consumer products in our own facilities rather than outsourcing to third parties.

Revenues from consumer product segment increased by approximately $11.5 million, or 27.5%, to approximately $53.4 million for fiscal 2021 from approximately $41.9 million for fiscal 2020. During the fiscal 2021, in order to combat the COVID-19 pandemic, we increased our production capacity and also purchased charcoal-based products from third-party vendors to meet the surging demands of bamboo charcoal used for active charcoal masks, air purification and sanitation products.

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

The revenue for our EV segment was approximately $0.5 million in fiscal 2022, as compared to sales of approximately $1.9 million in fiscal 2021 due to we had no revenue from smart electronic sanitation vehicles in fiscal 2022.

The revenue for our EV segment was approximately $1.9 million in fiscal 2021, as compared to sales of approximately $0.4 million in fiscal 2020. In fiscal 2021, we had sales of approximately $1.1 million from our smart electronic sanitation vehicles, in addition to approximately $0.7 million income from sale of electric specialty vehicles and power batteries and $0.1 million commission income for the electric specialty vehicles sold on behalf of other manufacturers.

Biodegradable packaging business

In fiscal 2022, the Company started to biodegradable packaging business. The Company generated revenue of approximately $4.0 million from biodegradable packaging business in fiscal 2022. We expect the revenue from biodegradable packaging business will continue to increase in the future.

Cost of revenues:

Our cost of revenues decreased by approximately $1.4 million or 3.2% to approximately $43.4 million in fiscal 2022 from approximately $44.8 million in fiscal 2021. As a percentage of revenues, the cost of revenue kept at 81.1% in fiscal 2022 and 2021.

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

Gross profit:

Our gross profit decreased by approximately $0.3 million, or 3.2% to approximately $10.1 million in fiscal 2022 from approximately $10.4 million in fiscal 2021. The gross profit margin both were 18.9% in fiscal 2022 and 2021. On segment basis, gross margins for consumer product segment, EV segment, and biodegradable packaging business were 20.4%, (3.4)% and  2.7%, respectively, in fiscal 2022, compared to 18.7%, 24.2%, and nil, respectively, in fiscal 2021.

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

Selling expenses:

Selling expenses were approximately $0.3 million in fiscal 2022 and approximately $0.2 million in fiscal 2021. As a percentage of sales, our selling expenses were 0.5% of revenues in fiscal 2022, as compared to 0.4% of revenues in fiscal 2021. The increase was mainly due to more promotion expenses in fiscal 2022 for our new business segments.

Selling expenses were approximately $0.2 million in fiscal 2021 and approximately $1.0 million in fiscal 2020. As a percentage of sales, our selling expenses were 0.4% of revenues in fiscal 2021, as compared to 2.3% of revenues in fiscal 2020. The decrease was mainly due to less promotion expenses in fiscal 2021 because the COVID-19 has been effectively controlled in China.

General and administrative expenses:

Our general and administrative expenses decreased by approximately $3.8 million or 43.2%, to approximately $5.0 million in fiscal 2022 from approximately $8.8 million in fiscal 2021. As a percentage of revenues, general and administrative expenses decreased to 9.1% in fiscal 2022, compared to 16.0% in fiscal 2021. The decrease was primarily attributable to decrease of approximately $4.8 million in allowance of receivables, offset by increase of approximately $0.5 million in employee compensations due to business expansion and increase of approximately $0.3 million in professional consultant fee.

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

Impairment of intangible asset

For the year ended December 31, 2020, the Company recorded an impairment of approximately $12.0 million for the licenses and permit resulted from the acquisition of Shangchi Automobile in fiscal 2017. Electric vehicle manufacturing license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). During the year 2020, due to the impact of COVID-19, Shangchi Automobile was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $11,998,606 for the year ended December 31, 2020. because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

Research and development expenses

Research and development expenses decreased by approximately $7.8 million, or 97.2%, to approximately $0.2 million in fiscal 2022 from approximately $8.1 million in fiscal 2021. The decrease was primarily due to less R&D activities in connection with our EV segment in fiscal 2022

Research and development expenses increased by approximately $7.2 million, or 804.8%, to approximately $8.1 million in fiscal 2021 from approximately $0.9 million in fiscal 2020. The increase was primarily due to the R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles and generated revenue approximately $1.9 million from EV sales in fiscal year 2021.

Share based compensation

In fiscal 2021, the Company recorded share-based compensation of approximately $1.8 million. The Company issued 1,600,000 common shares to its employees under the Company’s 2014 Share Incentive Plan in May 2021.

Total operating expenses

Total operating expenses decreased by approximately $13.4 million, or 70.9%, to approximately $5.5 million in fiscal 2022 from approximately $18.9 million in fiscal 2021, which was mainly due to decreased approximately $7.8 million in research and development expenses, decrease of approximately $3.8 million in general and administrative expense and decrease of approximately $1.8 million in share-based compensation in fiscal 2022 compared to fiscal 2021.

Total operating expenses increased by approximately $4.1 million, or 27.8%, to approximately $18.9 million in fiscal 2021 from approximately $14.8 million in fiscal 2020, which was mainly due to increased approximately $7.9 million in general and administrative expense, research and development expenses of approximately $7.2 million and increased share-based compensation expenses of approximately $1.8 million, offset by a decrease of approximately $12.0 million in impairment of intangible assets for fiscal 2021 compared to fiscal 2020.

Interest expenses

Our interest expenses decreased by approximately $0.1 million, or 18.6%, to approximately $0.6 million in fiscal 2022 from approximately $0.7 million in fiscal 2021. The decrease was mainly due to decrease of approximately $0.3 million interest accrued for the lawsuit filed by Mr. Hengwei Chen, offset by increase of approximately $0.3 million interest accrued for the third parties loan payables.

Our interest expenses increased by approximately $0.4 million, or 146.7%, to approximately $0.7 million in fiscal 2021 from approximately $0.3 million in fiscal 2020. The increase was mainly due to the accrue of interest because of the lawsuit filed by Mr. Hengwei Chen on March 23, 2021 against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the court judged Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.4 million (RMB 8.95 million). The Company filed an appeal on January 4, 2022. This case is still in appeal period as of the date of this filing. The Company has recorded the disputed amount and further accrued interest of approximately $0.5 million (RMB3.5 million) in the accrued liabilities based on the best estimate of the management and our legal counsel as of December 31, 2021.

Financing interest income

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. For the year ended December 31, 2022, the Company recognized financing interest income of approximately $1.4 million.

Gain from sale property to a related party

In fiscal 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema)”) to sale part of its real property to Xigema. Xigema is controlled by Aihong Wang, who is a relative of Mr. Zhengyu Wang. We recorded a gain approximately $0.2 million from this deal in fiscal 2021.

Rental income from related parties

Since fiscal 2021, we signed some lease agreements with related parties to lease a part of production facilities to related parties, rent income was approximately $0.1 million in fiscal 2022 and 2021.

Other income (expense)

Other income was approximately $0.1 million in fiscal 2022 compared to approximately $0.2 million in fiscal 2021. Other income was primarily related to the government subsidy income and material disposal.

Other income was approximately $0.2 million in fiscal 2021 compared to other expense approximately $0.04 million in fiscal 2020. Other income was primarily related to the government subsidy income.

Income (loss) before income taxes

Our income before income tax was approximately $5.7 million in fiscal 2022, an increase of approximately $14.0 million compared to loss of approximately $8.3 million in fiscal 2021. The increase was primarily attributable to a decrease of approximately $13.4 million in operating expenses compared to fiscal 2021.

Our loss before income tax was approximately $8.3 million in fiscal 2021, a decrease of approximately $2.4 million compared to loss of approximately $10.6 million in fiscal 2020. The decrease was primarily attributable to an increase of approximately $6.0 million in gross profit compared to fiscal 2020.

Income taxes provision (benefit)

Our income taxes expense was approximately $3.1 million in fiscal 2022, an increase of approximately $0.7 million or 29.4% from approximately $2.4 million in fiscal 2021. The increased income tax provision was in line with increased taxable income in fiscal 2022 comparing to fiscal 2021.

Our income taxes expense was approximately $2.4 million in fiscal 2021, an increase of approximately $3.0 million or (496.9%) from income tax benefit of approximately $0.6 million in fiscal 2020. The increased income tax provision was in line with increased taxable income from continuing operations in fiscal 2021 comparing to fiscal 2020.

Net income (loss) attributable to common shareholders

Our net income attributable to common stockholders was approximately $3.0 million in fiscal 2022, an increase of approximately $11.4 million from net loss attributable to common stockholders approximately $8.4 million in fiscal 2021. The increase of net income was attributable to the factors described above.

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

As of December 31, 2022, we had cash and restricted cash of approximately $19.0 million. Our current assets were approximately $106.8 million and our current liabilities were approximately $13.5 million, which resulted in a current ratio of 7.9:1. Total shareholders’ equity as of December 31, 2022 was approximately $115.9 million.

Our accounts receivable turnover in days were 290 days and 262 days for the year ended December 31, 2022 and 2021, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided bad debt allowance of approximately $4.2 million against the aged accounts receivable balances. Subsequent to December 31, 2022 and through April 23, 2023, the Company collected approximately $9.6 million or 22% of the accounts receivable balance as of December 31, 2022.

As of December 31, 2022 and 2021, the Company had significant advances to suppliers of approximately $1.3 million and $3.4 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tightened environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2022	2021	2020
Net cash provided by (used in) operating activities	$8,293	$(8,090)	$14,171
Net cash (used in) provided by investing activities	(44,999)	524	(123)
Net cash provided by financing activities	15,292	12,805	8,940
Effect of exchange rate changes on cash	(3,171)	989	1,705
Net (decrease) increase in cash, restricted cash and cash equivalents	(24,585)	6,228	24,693
Cash, restricted cash and cash equivalents, beginning of year	43,567	37,339	12,646
Cash, restricted cash and cash equivalents, end of year	$18,982	$43,567	$37,339

Operating Activities

Net cash provided by operating activities was approximately $8.3 million in fiscal 2022, compared to approximately $8.1 million in fiscal 2021 The change in net cash used in operating activities was primarily attributable to the following factors:

A net income of approximately $2.6 million in fiscal 2022.

A decrease of approximately $1.9 million in advance to suppliers.

An increase of approximately $1.6 million in accrued liabilities and other payables.

An increase of approximately $1.5 million in taxes payable

Offset by the impacts from the following factors:

A decrease of approximately $1.5 million in customers deposits because we provided inventories to customers;

Net cash used in operating activities was approximately $8.1 million in fiscal 2021, compared to cash provided by operating activities of approximately $14.2 million in fiscal 2020. The change in net cash used in operating activities was primarily attributable to the following factors:

A net loss of approximately $10.7 million in fiscal 2021;

An increase of approximately $9.6 million in account receivable due to slowly collection;

Offset by the impacts from the following factors:

Noncash adjustment of approximately $8.8 million, which primarily consisted of approximately $5.8 million wrote off manufacturing rebate receivable and approximately $1.8 million share base compensation;

A decrease of $5.2 million in advance to suppliers;

Investing Activities

Net cash used in investing activities was approximately $45.0 million in fiscal 2022, compared to net cash provided by investing activities of approximately $0.5 million in fiscal 2021. The net cash used in investing activities in fiscal 2022 was primarily attributable to approximately $45.0 million in financing receivable due to commencement of our new commercial factoring business.

Net cash provided by investing activities was approximately $0.5 million in fiscal 2021, compared to net cash used in investing activities of approximately $0.1 million in fiscal 2020. The net cash provided by investing activities in fiscal 2021 was primarily attributable to approximately $0.7 million received from disposal of property, plant and equipment, offset by approximately $0.2 million paid for purchase of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was approximately $15.2 million in fiscal 2022, compared to approximately $12.8 million in fiscal 2021. Net cash provided by financing activities in fiscal 2022 was primarily due to one offering of 953,333 common shares, which resulted in net proceeds of approximately $10.1 million in fiscal 2022 and net repayment from related parties of approximately $9.0 million, offset by net repayment of approximately $3.5 million to third parties loans and net repayment of approximately $0.7 million to bank loans.

Net cash provided by financing activities was approximately $12.8 million in fiscal 2021, compared to net cash used in financing activities of approximately $8.9 million in fiscal 2020. Net cash provided by financing activities for fiscal 2021 was primarily due to two offerings of 110,419 common shares, which resulted in net proceeds of approximately $19.4 million in fiscal 2021. In addition, we also had net proceeds of approximately $6.6 million from third party loan, offset by net payment of approximately $10.4 million to related party. In October 2021, an aggregated of $10,354,051 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose.  Both the fund balance of $10,354,051 (or RMB65,991,404) and the related banking interest of $144,851 (or RMB923,079) were remitted back to the Company by April 6, 2022 and the funds was under full custody and control by the Company's treasurer during the above period.

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

Loan Facilities

As of December 31, 2022, the balance of our bank loans was approximately $3.6 million, the details of all our short-term bank loans are as follows:

No.	Type	Contracting Party	Valid Date	Duration	Amount
1	Short-term bank loan	Shanghai Pudong Development Bank	September 29, 2022	12 months	$1,305,000
2	Short-term bank loan	Bank of China	December 22, 2022	12 months	$2,331,591

On September 29, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,450,000 (RMB10.0 million) for one year with fixed annual interest rate 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang., and one unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd., The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,090,000). As of December 31, 2022, the outstanding balance was $1,305,000 (RMB9.0 million).

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,331,591 (RMB 16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.8 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

During the year ended December 31, 2022, the Company also borrowed and repaid the following loans:

On December 22, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,550,044 (RMB 17,080,000) for six months with fixed annual interest rate of 4.5%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon maturity.

On April 1, 2022, Tantech Bamboo entered into a short-term-loan agreement with SPD Bank (Lishui Branch) to extend the remaining loan $1,740,000 (RMB12 million) to March 30, 2023 with fixed interest rate of 3.9%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang; a third party, Lishui Zhongyun Mitai Industrial Co., Ltd. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000). The extended loan was fully repaid on September 27, 2022

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least for the next twelve months. We will consider additional borrowing or public offering based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2022 and 2021. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2022 and 2021.

	As of	As of
	December 31,	December 31,
	2022	2021
Statutory Reserves	$7,490,398	$6,874,614
Total Restricted Net Assets	$7,490,398	$6,874,614
Consolidated Net Assets	$115,935,394	$112,536,711
Restricted Net Assets as Percentage of Consolidated Net Assets	6.5%	6.1%

Total restricted net assets accounted for approximately 6.5% and 6.1% of our consolidated net assets as of December 31, 2022 and 2021 respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $0.08 million, $0.2 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively for the addition and renovation of our workshops and office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

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

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold three patents on charcoal products and five patents on vehicles. Since the filing of our annual report for the year ended December 31, 2020 in July 2022, we have obtained the following patents, which are effective as of the date of application.

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

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

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

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company adopted on January 1, 2023 and no material impact on the Company’s consolidated financial statements.

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

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2022, which consists of our short-term loan agreements and due to related parties:

	Payment Due by Period
Contractual Obligations		Less than	1 - 3	3 - 5	More than 5
	Total	1 year	years	years	years
Short-Term Debt Obligations	$3,636,591	$3,636,591	$-	$-	$-
Due to related parties	1,047,512	1,047,512	-	-	-
Loan payable to third parties	3,395,861	-	3,395,861	-	-
Operating lease commitment	1,694,913	218,774	398,398	359,248	718,493
Total	$9,774,877	$4,902,877	$3,794,259	$359,248	$718,493

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Wangfeng Yan	47	Chief Executive Officer

Weilin Zhang	56	Chief Financial Officer

Mingqin Dong	34	Chief Operating Officer

Zhengyu Wang	56	Chairman of Board of Directors

Yefang Zhang	58	Director

Mengqi Liao	30	Director (Independent)

Hongdao Qian	61	Director (Independent)

Shudong Wang	74	Director (Independent)

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31,2022,2021 and 2020.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
	Year	($)	($) (1)	($) (2)	($)
Wangfeng Yan(3)	2022	29,720	-	1,070	30,790
Former Chief Operating Officer and current	2021	30,061	-	939	31,000
Chief Executive Officer	2020	28,082	-	878	28,960

Zhengyu Wang(4)	2022	35,664	-	1,783	37,447
Former Chief Executive Officer	2021	37,200	-	1,860	39,060
	2020	34,752	-	1,738	36,490

Weilin Zhang(5)	2022	44,580		446	45,026
Current Chief Financial Officer	2021	45,091	-	1,409	46,500
	2020	42,124	-	1,316	43,440

Mingqin Dong(6)	2022
Current Chief Operating Officer	2021	27,054	-	846	27,900
	2020	25,274	-	790	26,064

(1)	No officer received a bonus in 2022, 2021 and 2020.

(2)

Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.

(4)	Effective December 6, 2019, Zhengyu Wang resigned as Chief Executive Officer.

(5)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(6)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2022 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2022, we had four such directors, Ms. Yefang Zhang, Ms. Mengqi Liao, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our non-employee directors for fiscal 2022. Compensation for our Chairman and former Chief Executive Officer, Mr. Zhengyu Wang, is reflected above in the Summary Compensation Table rather than below.

					Changes in Pension
					Value and
	Fees earned			Non-equity	Nonqualified
	or paid	Stock	Option	Incentive Plan	Deferred	All other
	in cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0
Mengqi Liao	$5,333	$0	$0	$0	$0	$0	$5,333
Shudong Wang	$8,916	$0	$0	$0	$0	$0	$8,916
Hongdao Qian	$8,916	$0	$0	$0	$0	$0	$8,916

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

Mr. Wangfeng Yan currently holds the position of Chief Executive Officer. Mr. Zhengyu Wang currently holds the position of Chair of the Board. The board of directors believes that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

D. Employees

OUR EMPLOYEES

As of  December 31, 2022, we employ a total of 51 full-time employees in the following functions (excluding the employees at Shangchi Automobile):

Lishui & Hangzhou	Number of Employees
	December 31,	December 31,	December 31,	December 31,
Department	2022	2021	2020	2019
Senior Management	5	5	5	5
Human Resource & Administration	7	7	7	7
Finance	11	7	7	6
Research & Development	3	3	3	3
Production & Procurement	22	14	14	14
Sales & Marketing	3	3	3	4
Total	51	39	39	39
Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile			Number of Employees
			December 31	December31,
Department			2022	2021
Senior Management			3	3
Human Resource & Administration			6	6
Finance			2	2
Research & Development			6	6
Production & Procurement			28	14
Sales & Marketing			3	2
Total			48	33

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2022, 2021, and 2020, we contributed approximately $134,000, $96,000, and $31,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Mr. Yan’s employment agreement has been renewed and is scheduled to expire on December 5, 2025.

Weilin Zhang

We entered into an employment agreement with our chief financial officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement has been renewed and is scheduled to expire on June 30, 2025.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement has been renewed and is scheduled to expire on December 5, 2025.

E. Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 11, 2023 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 2,217,906 common shares outstanding as of April 11, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 11, 2023 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of April 11, 2023, we had six shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership(1)	Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO (3)	78	0.004%
Weilin Zhang, CFO	-	0.0%
Mingqin Dong, COO	-	0.0%
Zhengyu Wang (4), Chairman	45,748	2.063%
Yefang Zhang (4), director	45,748	2.063%
Mengqi Liao, independent director	-	0.0%
Shudong Wang, independent director	-	0.0%
Hongdao Qian, independent director	-	0.0%
All directors and executive officers as a group (eight (8) persons)	45,826	2.067%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)

The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Mr. Wangfeng Yan holds 78 shares of the Company through a company he wholly owns.

(4)

Tanbsok Group Ltd holds 45,748 common shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of April 11, 2023, this pool contain shares and options to purchase 169,000 of our common shares, equal more than 10% of the number of common shares outstanding.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our common shares as of April 11, 2023 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 2,217,906 common shares outstanding as of April 11, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 11, 2023 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

	Amount of Beneficial	Percentage
Shareholders	Ownership(1)	Ownership(2)
Tanbsok Group Ltd (2)	45,748	2.063%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

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

Since the beginning of 2019, we have had transactions with the following related parties:

•	Zhengyu Wang

•	Yefang Zhang

•	Wangfeng Yan

•	Hengwei Chen

•	LiShui JiuAnJu Commercial Trade Co., Ltd.

•	Forasen Group

•	Zhejiang Forasen Food Co., Ltd.

In addition to the executive officer and director compensation arrangements, Tantech entered the following related party transactions for the year ended December 31, 2022, 2021 and 2020 to which it was a participant, in which the amount involved in the transactions is material to Tantech or the related party.

Due from a related party

In October 2021, an aggregated of $9,852,517 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose. Both the fund balance of $9,852,517 (or RMB65,991,404) and the related banking interest of $137,816 (or RMB923,079) were transferred back to the Company by April 6, 2022 and the funds was under full custody and control by the Company’s treasurer during the above period.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2022	2021
Mr. Hengwei Chen and his affiliates *	$-	$902,141
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	857,746	806,556
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	189,766	138,724
Total	$1,047,512	$1,847,421

*Mr. Hengwei Chen was the former general manager of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock the Henglong Chen in connection with the acquisition of Shangchi Automobile. As of December 31, 2021, the amount due to Mr. Hengwei Chen and his affiliates were $902,141. Mr. Hengwei is no longer considered as a related party and the amount due to Mr. Mr. Hengwei is recorded in the accrued liabilities as of December 31, 2022.

As of December 31, 2022 2021, the Company borrowed $857,746 and $806,556 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $189,766 and $138,724 as of December 31 2021, respectively. All balances of due to the related parties were unsecured, interest-free and due upon demand.

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

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,300 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2022 and 2021, the Company recorded rent income of $23,001   and $13,086 from Nongmi Food.

C.Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See information provided in response to Item 18 below.

We incorporate by reference in the Registration Statements on Form F-3 (File No. 333- 213240, 333-248197 and 333-251509) and on Form S-8 (File No. 333-205821) our consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, which appears in this Annual Report on Form 20-F.

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

On January 4, 2022, Shangchi Automobile Co., Ltd. appealed to the appellate court. The Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.6 million (RMB4.3 million) in the accrued liabilities based on the best estimate of the management as of December 31, 2022. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.3 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $23,760 (RMB163,862).

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

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

As of December 31, 2022, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB250,799 ($37,269) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2022.

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2022, 2021 and 2020, we had adjustments of $(9,303,340), $2,535,599 and $5,892,311, respectively, for foreign currency translations. See “Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10.B-Additional Information-Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31,2022.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2022 were (i) lack of skilled financial reporting personnel with adequate U.S. GAAP and SEC reporting experience, (ii) lack of appropriate approval procedures for certain material transactions; and (iii) lack of segregation of duties in financial reporting function.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES .

YCM CPA Inc. was appointed by the Company to serve as its independent registered public accounting firm from fiscal 2019 to fiscal 2022. Audit services provided by YCM CPA for fiscal 2022, 2021 and 2020 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC. Prager Metis CPAs, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2020 and 2019. Audit services provided by Prager Metis for fiscal 2020 and 2019 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

The following table represents the approximate aggregate fees for services rendered by YCM CPA Inc. and Prager Metis CPAs, LLC for the periods indicated:

	Years ended December 31,
	2022	2021	2020
Audit Fees
YCM CPA Inc.	$270,000	$470,000	$-
Prager Metis CPAs	-	250,000	250,000
Total	$270,000	$720,000	$250,000

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services in fiscal 2022, 2021, and 2020.

The Company has paid Prager Metis CPAs, LLC $60,000 for audit-related services in fiscal 2022, 2021 and 2020.

Tax Fees

The Company has not paid YCM CPA for tax services in fiscal 2022, 2021 and 2020.

The Company has not paid Prager Metis CPAs, LLC for tax services in fiscal 2022, 2021, and 2020.

All Other Fees

The Company has not paid YCM CPA for any other services in fiscal 2022, 2021 ,and 2020.

The Company has not paid Prager Metis CPAs, LLC other fees in fiscal 2022, 2021, and 2020.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On May 27, 2022, the Company’s Audit Committee approved the proposed appointment of YCM CPA Inc (“YCM”) as the Company's independent registered public accounting firm, dismissing the Company's previous independent auditors, Prager Metis CPAs, LLC (“Prager Metis”), on the same date.

During the Company’s three fiscal years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no disagreements between us and Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, Prager Metis’s reports on the financial statements as of and for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the three fiscal years ended December 31, 2020, 2019 and 2018 and any subsequent interim period prior to engaging YCM, neither the Company nor anyone on its behalf consulted YCM regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEITEM 17.M 17.

ITEM 19. EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd
1.2.1 (1)	Memorandum of Association of Tantech Holdings Ltd
1.2.2 (1)	First Amended and Restated Memorandum of Association of Tantech Holdings Ltd
2.1 (1)	Specimen Common Share Certificate
2.2 (6)	Form of Warrant issued on September 29, 2017
2.3 (3)	Form of Registered Investor Warrant issued on November 24, 2020
2.4 (3)	Form of Unregistered Investor Warrant issued November 24, 2020
2.5 (3)	Form of Placement Agent Warrant issued November 24, 2020
4.1 (4)	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019
4.2 (4)	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019
4.3 (4)	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019
4.4 (10)	Summary Translation of the Lease Agreement between Zhejiang Tantech Energy Technology Co., Ltd and Zhejiang Tantech Bamboo Charcoal Co., Ltd. dated December 10, 2021
4.5 (10)	Translation of the Lease Agreement between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd. dated August 10, 2021
4.6 (10)	Summary Translation of the Lease Agreement between Shenzhen Xinrui Commercial Property Co., Ltd and Shenzhen Yimao New Energy Sales Co., Ltd. dated January 17, 2022
4.7 (3)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC
4.8 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC
4.9 (3)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.10 (3)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.11(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021
4.12(8)	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers
4.13(9)	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated December 2, 2021
4.14(10)	English Translation of Termination Agreement re VIE Structure
8.1 (10)	List of subsidiaries
11.1 (2)	Code of Ethics

125

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 (1)	2014 Equity Incentive Plan
23.1*	Consent Letter of YCM CPA Inc.
99.1*	Press release dated May 1, 2023 titled “Tantech Announces Full Year 2022 Financial Results”
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File no. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form 6-K, dated May 2, 2016 and incorporated by reference.

(3)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated by reference.

(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on June 30, 2020 and incorporated herein by reference.

(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.

(6)	Previously filed on Form 6-K, dated September 27, 2017 and incorporated by reference.

(7)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on April 27, 2021 and incorporated herein by reference.

(8)	Previously filed on Form 6-K, dated May 27, 2021 and incorporated by reference.

(9)	Previously filed on Form 6-K, dated December 6, 2021 and incorporated by reference.

(10)	Previously filed on Form 20-F on July 18, 2022 and incorporated by reference.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan
Name:	Wangfeng Yan
Title:	Chief Executive Officer

Date: May 1, 2023

127

TANTECH HOLDINGS LTD AND SUBSIDIARIES

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings, Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2022, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021and 2020 and the results of its operations and its cash flows for years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Estimates of reserves on financing receivables

As described in Note 2 and Note 4 to the consolidated financial statements, as of December 31, 2022, the Company’s consolidated net book value of the financing receivables was $43,864,192, representing receivables arising from the Company’s factoring business. The Company’s management estimates the reserves as well as assessing the recoverability of the pledged receivables. There are uncertainties in estimating reserves and recoverability of these receivables. Reserves estimates depend on the historical collection on the financing activities, related future net cash flows, and other economic factors.

In order to address the matter above, our audit procedures included, among others, conducting background research of the clients and their customers. We have reviewed and assessed the related factoring agreements and the publicly released certificates of chattel security registration to verify the pledge process of the accounts receivables of the clients’ customers. The procedures performed also included reviewing the Company’s due diligence and internal review procedures to identify any corroboratory or contrary evidence.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

May 1, 2023

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2022	2021

Assets
Current Assets
Cash and cash equivalents	$18,976,684	$43,144,049
Restricted cash	4,827	422,832
Accounts receivable, net	40,174,332	44,962,926
Financing receivable	43,864,192	-
Inventories, net	898,686	1,069,698
Due a from related party	-	10,354,051
Advances to suppliers, net	1,291,998	3,420,628
Prepaid taxes	494,467	1,609,466
Prepaid expenses and other receivables, net	1,051,631	824,239
Total Current Assets	106,756,817	105,807,889

Other Assets
Property, plant and equipment, net	1,656,442	2,103,947
Intangible assets, net	184,822	205,971
Right of use assets	1,417,088	313,172
Long-term investment	24,116,835	26,096,079
Total Non-current Assets	27,375,187	28,719,169
Total Assets	$134,132,004	$134,527,058

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$3,636,591	$4,719,552
Accounts payable	2,118,705	1,563,787
Due to related parties	1,047,512	1,847,421
Customer deposits	1,826,996	3,580,622
Taxes payable	1,251,975	823,701
Loan payable to third parties	-	7,002,385
Lease liabilities-current	161,480	115,330
Accrued liabilities and other payables	3,497,532	2,114,258
Total Current Liabilities	13,540,791	21,767,056
Due to third parties-long term	3,395,861	-
Lease liabilities-non-current	1,259,958	223,291
Total Liabilities	18,196,610	21,990,347

Stockholders’ Equity
Common stock, $0.24 par value, 6,000,000 shares authorized, 1,217,906 and 266,640 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	292,299	63,995
Additional paid-in capital	79,454,309	69,566,786
Statutory reserves	7,490,398	6,874,614
Retained earnings	39,090,079	36,684,794
Accumulated other comprehensive (loss) income	(8,242,727)	1,071,149
Total Stockholders’ Equity attributable to the Company	118,084,358	114,261,338
Noncontrolling interest	(2,148,964)	(1,724,627)
Total Stockholders’ Equity	115,935,394	112,536,711
Total Liabilities and Stockholders’ Equity	$134,132,004	$134,527,058

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Loss

	For the Years Ended December 31,
	2022	2021	2020
Revenues	$53,490,294	$55,263,673	$42,283,670
Cost of revenues	43,397,756	44,832,347	37,807,297
Gross Profit	10,092,538	10,431,326	4,476,373

Operating expenses
Selling expenses	278,013	221,364	977,201
General and administrative expenses	5,013,933	8,831,407	955,210
Share based compensation	-	1,840,000	-
Impairment of goodwill and intangible asset		-	11,998,606
Research and development expenses	227,829	8,053,400	890,316
Total operating expenses	5,519,775	18,946,171	14,821,333

Income (loss) from operations	4,572,763	(8,514,845)	(10,344,960)

Other income (expenses)
Interest income	208,142	117,735	50,732
Interest expense	(602,037)	(740,400)	(300,125)
Financing interest income	1,400,227	-	-
Rental income from related party	89,039	117,958	-
Gain from sale property to a related party	-	545,874	-
Other income (loss), net	60,031	210,176	(39,530)
Total other (expenses) income	1,155,402	251,343	(288,923)

Income (loss) before income tax	5,728,165	(8,263,502)	(10,633,883)
Income tax provision (benefit)	3,141,969	2,429,480	(611,655)
Net income (loss)	2,586,196	(10,692,982)	(10,022,228)
Less: net loss attributable to noncontrolling interest	(434,873)	(2,334,853)	(3,501,808)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$3,021,069	$(8,358,129)	$(6,520,420)

Net income (loss)	2,586,196	(10,692,982)	(10,022,228)
Other comprehensive income (loss):
Foreign currency translation adjustment	(9,303,340)	2,535,599	5,892,311
Comprehensive loss	(6,717,144)	(8,157,383)	(4,129,917)
Less: Comprehensive loss attributable to noncontrolling interest	(424,337)	(2,363,473)	(3,707,370)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd	$(6,292,807)	$(5,793,910)	$(422,547)

Earnings (loss) per share - Basic and Diluted*
Basic	$3.03	$(48.35)	$(52.93)
Diluted	$3.00	$(48.35)	$(52.93)

Weighted Average Shares Outstanding
Basic	996,934	172,864	123,193
Diluted	1,006,169	172,864	123,193

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders’
	Shares*	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at January 1, 2020	120,218	$28,853	$39,310,178	$(7,590,943)	$6,379,276	$52,058,681	$4,346,216	$94,532,261

Issuance of common stock for private placement	25,253	6,061	9,048,939	-	-	-	-	9,055,000
Exercise of 2017 warrants	3,935	945	(713)	-	-	-	-	232
Issuance of common stock for service	148	35	33,777	-	-	-	-	33,812
Foreign currency translation adjustment	-	-	-	6,097,873	-	-	(205,562)	5,892,311
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	58,230	(58,230)	-	-
Net loss	-	-	-	-	-	(6,520,420)	(3,501,808)	(10,022,228)

Balance at December 31, 2020	149,554	$35,894	$48,392,181	$(1,493,070)	$6,437,506	$45,480,031	$638,846	$99,491,388

Issuance of common stock for private placement	110,419	26,501	19,336,205	-	-	-	-	19,362,706
Issuance of common stock for compensation	6,667	1,600	1,838,400	-	-	-	-	1,840,000
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	437,108	(437,108)	-	-
Foreign currency translation adjustment				2,564,219	-		(28,620)	2,535,599
Net loss	-	-	-		-	(8,358,129)	(2,334,853)	(10,692,982)

Balance at December 31, 2021	266,640	$63,995	$69,566,786	$1,071,149	$6,874,614	$36,684,794	$(1,724,627)	$112,536,711

Issuance of common stock for private placement	953,333	228,800	9,891,600	-	-	-	-	10,120,400
Cancellation of common stock due to reverse split	(2,067)	(496)	(4,077)	-	-	-	-	(4,573)
Foreign currency translation adjustment	-	-	-	(9,313,876)	-	-	10,536	(9,303,340)
Appropriation of retained earnings to statutory reserve fund	-	-	-	-	615,784	(615,784)	-	-
Net income	-	-	-	-	-	3,021,069	(434,873)	2,586,196
Balance at December 31, 2022	1,217,906	$292,299	$79,454,309	$(8,242,727)	$7,490,398	$39,090,079	$(2,148,964)	$115,935,394

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income (loss)	$2,586,196	$(10,692,982)	$(10,022,228)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance (reversal of) for doubtful accounts - accounts receivable	738,922	(52,789)	(845,416)
Allowance for (reversal of) doubtful accounts - advance to suppliers	49,038	(142,799)	(378,233)
Write off manufacturing rebate receivable	-	5,819,059	-
Reversal of for doubtful accounts - other receivables	-	-	(84,573)
Share based compensation	-	1,840,000	-
Inventory reserve	51,676	359,501	92,064
Impairment of goodwill and intangible asset	-	-	11,998,606
Decrease in deferred tax liability	-	-	(1,799,791)
Depreciation expense	344,852	444,462	436,427
Amortization of intangible asset	8,356	472,140	441,489
Amortization of right of use assets	347,127	44,964	-
(Gain) Loss from disposal of property, plant and equipment	(6,291)	(545,844)	68,614
Issuance of common stock for service	-	-	33,812
Contingent liability	-	535,389	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	673,738	(9,573,463)	8,024,036
Advances to suppliers	1,885,042	3,694,066	7,093,022
Advances to suppliers - related party	-	1,550,000	(1,448,000)
Inventory	43,811	(737,552)	(125,492)
Prepaid expenses and other receivables	(296,077)	(768,288)	133,768
Manufacturing rebate receivable	-	-	2,374,720
Accounts payable	671,669	(16,266)	(206,261)
Accrued liabilities and other payables	1,560,046	(323,441)	313,552
Customer deposits	(1,518,851)	318,875	(3,792,409)
Lease liabilities	(366,772)	(19,824)	-
Taxes payable	1,520,519	(295,666)	1,863,853
Net cash provided by (used in) operating activities	8,293,001	(8,090,458)	14,171,560

Cash flows from investing activities
Acquisition of property, plant and equipment	(79,273)	(220,308)	(144,806)
Proceeds from disposal of property, plant and equipment	35,792	748,612	21,842
Additions to intangible assets	(2,692)	(4,220)	-
Financing receivable	(44,953,234)	-	-
Net cash (used in) provided by investing activities	(44,999,407)	524,084	(122,964)

Cash flows from financing activities
Proceeds from loans from third parties	-	6,917,589	-
Repayment of loans from third parties	(3,151,786)	(310,000)	-
Bank acceptance notes payable, net of repayment	-	(1,772,550)	1,448,667
Cancellation of common stock due to reverse split	(4,573)	-	-
Proceeds from bank loans	3,875,478	7,774,800	9,568,384
Repayment of bank loans	(4,618,488)	(8,738,900)	(11,230,688)
Proceeds from (repayment of) loans from related parties, net	9,071,272	(10,428,196)	98,474
Proceeds from issuance of common stock and warrants	10,120,400	19,362,706	9,055,232
Net cash provided by financing activities	15,292,303	12,805,449	8,940,069

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(3,171,267)	988,502	1,704,662

Net (decrease) increase in cash, restricted cash and cash equivalents	(24,585,370)	6,227,577	24,693,327

Cash, restricted cash and cash equivalents, beginning of year	43,566,881	37,339,304	12,645,977

Cash, restricted cash and cash equivalents, end of year	$18,981,511	$43,566,881	$37,339,304

Supplemental disclosure information:
Income taxes paid	$2,590,282	$2,278,134	$436,566
Interest paid	$474,579	$265,248	$308,690

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. On August 3, 2021, Tantech completed dismantling its VIE structure. As of December 31, 2022, details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Biodegradable packaging business

EPakia Canada Inc. (“EPakia Canada”)	July 12, 2022	Canada	100% by the Parent	Biodegradable packaging business

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles

Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry

Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles

Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business

Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles

Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry

China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry

First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, the realizability of deferred tax assets, right-of-use assets and lease liabilities.

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

Restricted Cash

As of December 31, 2022 and 2021, the Company’s restricted cash represents the cash of $4,827 and $422,832 remains frozen in the bank accounts of one of the Company’s subsidiaries as the result of the ongoing lawsuit filed by Mr. Hengwei Chen to against the Company (see Note 12).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

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

Financing receivable

Financing receivables represent receivables arising from the Company’s factoring business. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance. Amortized cost of a financing receivables is equal to the unpaid principal balance plus interest receivable. The Company recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

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

Note 2 - Summary of Significant Accounting Policies (continued)

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

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Loan Payable to Third Parties

Loan payable to third parties represent amounts the Company borrowed from third parties for working capital purpose. On December 17,2021, the Company borrowed $7.0 million from two third parties, the amounts are unsecured with interest rate 6% per annum and with one year term from December 17, 2021 to December 16, 2022,  the balance was $3,395,861  as of December 16, 2022, the remaining balance was extended to December 15, 2024 interest rate 6% per annum If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights.

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

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebate can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2022		December 31, 2021		December 31, 2020
US$: RMB exchange rate	Period End	$0.1450	Period End	$0.1569	Period End	$0.1533
	Average	$0.1486	Average	$0.1550	Average	$0.1448

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of December 31, 2022. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of December 31, 2022 and 2021.

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

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2022 and 2021, the total number of registered and unregistered warrants outstanding both were 27,322 (including 557 were expired on September 27, 2022). For the year ended December 31, 2022, 9,235 warrants were included in diluted income per share since the exercise prices for the warrants were lower than the average market price. For the years ended December 31, 2021 and 2020, no warrants were included in the diluted loss per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

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

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. In light of the current situation, the Company believes that the impact of the COVID-19 outbreak on the business is both temporary and limited, and that the revenues have started growing again in fiscal 2021 and fiscal 2022. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

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

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$44,331,093	$48,680,634
Allowance for doubtful accounts	(4,156,761)	(3,717,708)
Accounts receivable, net	$40,174,332	$44,962,926

The movement of allowance for doubtful accounts are as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of period	$3,717,708	$3,699,890
Change of allowance for doubtful accounts	738,922	(53,436)
Write off	-	(15,631)
Translation adjustments	(299,869)	86,885
Balance at end of period	$4,156,761	$3,717,708

Note 4 - Financing Receivable

The Company’s financing receivable was $43,864,192 and nil as of December 31, 2022 and 2021, respectively. Starting in June, 2022, the Company provided factoring financing service. The financing receivable is secured by pledged accounts receivable with stated owned entities and reputable companies, which has carrying value of $46,159,268 and is in excess of the financing provided. The term of the financing receivables is generally within 12 months with annual interest of 6.5%. The interest and principal of financing are due upon maturity. The principal and interest receivable of the financing amounted to $42,412,500 and $1,451,692 as of December 31, 2022, respectively.  For the year ended December 31, 2022, the Company recognized net financing interest income of $1,400,227.

Note 5 - Inventory

Inventory consisted of the following:

	December 31,	December 31,
	2022	2021
Raw materials	$158,093	$542,062
Finished products	351,867	231,836
Work in process	388,726	295,800
Total Inventory	$898,686	$1,069,698

For the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory markdown in the amounts of $51,676, $359,501 and $92,064, respectively.

Note 6 - Advances to Suppliers

Advances to Suppliers consisted of the following:

	December 31,	December 31,
	2022	2021
Advances to suppliers	$1,357,625	$3,459,374
Allowance for doubtful accounts	(65,627)	(38,746)
Advances to suppliers, net	$1,291,998	$3,420,628

The movement of allowance for doubtful accounts are as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of period	$38,746	$179,095
Change of allowance for doubtful accounts	49,038	(144,549)
Write off	(18,030)	(5)
Translation adjustments	(4,127)	4,205
Balance at end of period	$65,627	$38,746

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31,	December 31,
	2022	2021
Building	$4,831,806	$5,228,347
Machinery and Production equipment	1,214,709	1,307,356
Electronic equipment	193,652	203,305
Office equipment	49,899	48,440
Automobiles	292,251	545,006
Construction in progress	377,300	343,401
Subtotal	6,959,617	7,675,855
Less: Accumulated depreciation	(5,303,175)	(5,571,908)
Property, plant and equipment, net	$1,656,442	$2,103,947

Depreciation expense was $344,852, $444,462 and $436,427 for the years ended December 31, 2022, 2021 and 2020, respectively, As of December 31, 2022 and2021, building with net book value of $351,128 and $588,063 respectively, were pledged as collateral for bank loans (Note 10).

Note 8 - Intangible Assets, net

Intangible assets stated at cost less accumulated depreciation amortization consisted of the following:

	December 31,	December 31,
	2022	2021
Software	$31,126	$30,838
Land use rights*	290,606	314,456
Patents	4,350,000	4,707,000
Subtotal	4,671,732	5,052,294
Less: Accumulated amortization	(4,486,910)	(4,846,323)
Intangible assets, net	$184,822	$205,971

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of December 31, 2022 and 2021, land use rights with net book value of $179,207 and $200,204, respectively, were pledged as collateral for bank loans (Note 10). Amortization expense for intangible assets totaled $8,356, $472,140 and $441,489 for the years ended December 31, 2022, 2021 and 2020, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Leases

Effective January 1, 2019, the Company adopted ASC 842, the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on retained earnings as of December 31, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2022	2021
Right-of-use assets, net	$1,417,088	$313,172

Operating lease liabilities - current	161,480	115,330
Operating lease liabilities - non-current	1,259,958	223,291
Total operating lease liabilities	$1,421,438	$338,621

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	8.74
Weighted average discount rate	4.50%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

Twelve months ending December 31,
2023	$218,774
2024	205,724
2025	192,674
2026	179,624
2027	179,624
Thereafter	718,493
Total future minimum lease payments	1,694,913
Less: imputed interest	273,475
Total	$1,421,438

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	December 31,	December 31,
	2022	2021
Loan payable to Bank of China Lishui Branch	$2,331,591	$2,679,852
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	1,305,000	2,039,700
Total	$3,636,591	$4,719,552

On December 22, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,550,044 (RMB17,080,000) for six months with fixed annual interest rate of 4.5%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon maturity.

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,331,591 (RMB 16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.8 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

On April 1, 2022, Tantech Bamboo entered into a short-term-loan agreement with SPD Bank (Lishui Branch) to extend the remaining loan $1,740,000 (RMB12 million) to March 30, 2023 with fixed interest rate of 3.9%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang; a third party, Lishui Zhongyun Mitai Industrial Co., Ltd. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000). The extended loan was fully repaid on September 27, 2022

On September 29, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,450,000 (RMB10.0 million) for one year with fixed annual interest rate 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang., and one unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd., The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,090,000). As of December 31, 2022, the outstanding balance was $1,305,000 (RMB9.0 million).

As of December 31, 2022, total bank loans payable amounted to $3,636,591.

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

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,510,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.6 million (RMB29,250,000). The Company repaid $470,700 (RMB 3.0 million) as required during years ended December 31, 2021. The company further repaid $156,900 (RMB 1 million) subsequently. And the remaining loan was subsequently renewed for another year with new maturity date of March 30, 2023, at a fixed annual interest rate of 3.90%. The renewed loan was guaranteed by one more unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd.

As of December 31, 2021, total bank loans payable amounted to $4,719,552.

For the years ended December 31, 2022, 2021 and 2020, the interest expense related to bank loans was $188,717, $265,248 and $300,125, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Related Party Balances and Transactions

Due from a related party

In October 2021, an aggregated of $9,852,517 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose. Both the fund balance of $9,852,517 (or RMB65,991,404) and the related banking interest of $137,816 (or RMB923,079) were transferred back to the Company by April 6, 2022 and the funds was under full custody and control by the Company’s treasurer during the above period.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2022	2021
Mr. Hengwei Chen and his affiliates *	$-	$902,141
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	857,746	806,556
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	189,766	138,724
Total	$1,047,512	$1,847,421

*Mr. Hengwei Chen was the former general manager of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock the Henglong Chen in connection with the acquisition of Shangchi Automobile. As of December 31, 2021, the amount due to Mr. Hengwei Chen and his affiliates were $902,141. Mr. Hengwei is no longer considered as a related party and the amount due to Mr. Mr. Hengwei is recorded in the accrued liabilities as of December 31, 2022 (See Note 12).

As of December 31, 2022 2021, the Company borrowed $857,746 and $806,556 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $189,766 and $138,724 as of December 31 2021, respectively. All balances of due to the related parties were unsecured, interest-free and due upon demand.

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

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,300 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2022 and 2021, the Company recorded rent income of $23,001   and $13,086 from Nongmi Food.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Related Party Balances and Transactions (continued)

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,700 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2022 and 2021, the Company recorded rent income of $66,038 and $36,332 from Nongmi Biotechnology.

Guaranty provided by related parties

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, and LJC the company controlled by the CEO, Mr. Wangfeng Yan provided guarantees to the Company’s bank loans (See Note 10).

Guaranty provided for related parties

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.5 million (RMB10 million) by pledging certain land and building as the collateral for the loan. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Note 12 - Commitments and Contingencies

Operating leases

On November 13, 2020, Luishui Smart leased factory facilities and office space from Tantech Energy under operating leases for five years from November 13, 2020 to November 12 2025 with annual rent of approximately $26,700 (RMB180,000).

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2022. The annual rent under operating lease agreement was approximately $149,000 (RMB1 million). On August 10, 2022, Shangchi Automobile renewed the operating lease agreement with the landlord to January 31, 2023, with annual rent of approximately $71,000 (RMB476,712).

Shenzhen Yimao signed operating lease agreement for office space for one year from November 23, 2020 to November 22, 2021 with annual rent of approximately $6,600 (RMB44,352). On January 17, 2022, the lease agreement was renewed for another year until January 16, 2023with annual rent of approximately $68,600 (RMB44,352), this agreement was terminated on January 16, 2023

On October 15, 2021, Jiamu signed a new operating lease agreement for office space for one year from October 20, 2021 to October 19, 2024 with annual rent of approximately $88,000 (RMB594,895). the lease agreement was terminated on November 4, 2022

Tantech Charcoal leased factory facilities and office space from Tantech Energy under operating leases for ten years from January 1, 2022 to December 31, 2031 with annual rent of approximately $184,000 (RMB1,238,784).

On April 18, 2022, Tantech signed a new operating lease agreement for office space for one year from April 18, 2022 to April 30, 2023, with annual rent of $76,680.

The rental expense for the years ended December 31, 2022 2021 and 2020 were $420,235, $427,493 and $299,562, respectively.

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.6 million (RMB11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.3 million (RMB8.95 million). The Company filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.6 million (RMB4.3 million) in the accrued liabilities based on the best estimate of the management as of December 31, 2022. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.3 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $23,760 (RMB163,862)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Stockholders’ Equity

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

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 9, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 24 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 29,278,601 to 1,219,937. The authorized number of common shares will be reduced by the same one-for-twenty-four ratio from 60 million to 2.5 million.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the one-for-ten reverse split and one-for-twenty-four reverse split occurred on the first day of the first period presented.

Issuance of common shares

On March 23, 2020, the Company issued 148 common shares to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

On November 24, 2020, the Company completed an offering of 25,253 common shares at an offering price of $396.0 per share. The gross proceeds were approximately $10 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $9.1 million.

On May 18, 2021, the Company issued 6,667 common shares to its employees under the Company’s 2014 Share Incentive Plan, which were valued at $1.84 million based on the quoted market price at issuance.

On June 7, 2021, the Company completed an offering of 22,417 common shares at an offering price of $312.0 per share for total net proceeds of $6,939,000 after deducting legal costs related to the offering.

On July 15, 2021, the Company increased its authorized shares from 208,333 to 2,500,000 shares.

On December 6, 2021, the Company completed an offering of 88,002 common shares at an offering price of $156.0 per share for total net proceeds of $12,423,706 after deducting legal costs related to the offering.

On March 14, 2022, the Company paid cash to certain minor shareholders and cancelled 36 shares due to reverse split reconciliation.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Stockholders’ Equity (continued)

On March 18, 2022, the Company completed an offering of 833,333 common shares at an offering price of $12.0 per share for total net proceeds of $8,825,000 after deducting legal costs related to the offering. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15% of common shares at the public offering price to cover over-allotments, if any. On March 22, 2022, the underwriter of the Offering exercised its Over-allotment Option to purchase an additional 120,000 common shares at a price of $12.0 per common share, for total net proceeds of $1,295,400 after deducing legal costs related to the offering.

September 2017 Offering Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 4,492 common shares, consisting of 3,940 common shares exercisable underlying investor warrants and 552 common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $1,020.0 per share and $1,122.0 per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

During the year ended December 31, 2020, 3,936 common shares were issued upon excise of investor warrants at $0.24 per share. The exercise price of such warrants was reduced from $1,020.0 per share to $0.24 per share by virtue of the Company’s entry into a securities purchase agreement on November 20, 2020.

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 11,477 common shares and unregistered warrants to purchase up to 13,773 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $12.0 per share. The exercise price of such warrants was reduced from $434.4 per share to $12.0 per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 1,515 common shares at $435.6 per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

As of December 31 2022, the total number of common shares underlying registered and unregistered warrants outstanding was 27,322 (including 557 were expired on September 27, 2022). These warrants have weighted average of remaining life of 2.79 years and weighted average exercise price of $35.98.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Non-controlling Interests

A reconciliation of non-controlling interest as of December 31, 2022 and 2021 is as follows:

	December 31,	December 31,
	2022	2021
Beginning Balance	$(1,724,627)	$638,846
Proportionate shares of net loss	(434,873)	(2,334,853)
Foreign currency translation adjustment	10,536	(28,620)
Total	$(2,148,964)	$(1,724,627)

As of December 31, 2022 and 2021, the non-controlling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 15 - Long Term Investments

On January 10, 2018, the Company invested approximately $17.4 million (or RMB120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11‑square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6.7 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

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

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $6.7 million (RMB46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Due to the fact that the Company did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the years ended December 31, 2022, 2021 and 2020, the Company did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Prepaid value-added tax	$491,772	$1,609,466
Others	2,695	-

Total	$494,467	$1,609,466

Taxes Payable

Taxes payable as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2022	2021
Corporation income tax payable	$987,169	$578,445
Other tax payable	264,806	245,256
Total	$1,251,975	$823,701

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. EPakia was incorporated in Delaware, United States and is subject to a combine U.S. federal and state statutory income tax rate at 28%. EPakia Canada was incorporated in Alberta, Canada and is subject to a combined federal and provincial statutory income tax rate at 23%. USCNHK, China East and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high-tech company on December 7, 2017 and renewed on December 2, 2020, which valid for three calendar years of 2020 to 2022. Shangchi Automobile was subject to income tax rate of 15%.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2022, 2021 and 2020:

	Years ended December 31,
	2022	2021	2020
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact	9%	(17)%	(14)%
Permanent difference and others	9%	1%	(5)%
Changes of deferred tax assets valuation allowances	12%	(38)%	0%
Total	55%	(29)%	6%

The income tax expense (credit) consisted of the following:

	Years ended December 31,
	2022	2021	2020
Current	$3,141,969	$2,429,480	$1,188,136
Deferred	-	-	(1,799,791)
Total	$3,141,969	$2,429,480	$(611,655)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Allowance for doubtful accounts and other markdown and impairments	$8,230,237	$7,622,322
Valuation allowance	(8,230,237)	(7,622,322)
Total	$-	$-

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$1,968,005	$2,129,517
Impairment of intangible assets acquired through acquisition	(1,968,005)	(2,129,517)
Total	$-	$-

At December 31, 2022 and 2021, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2022 and 2021, the valuation allowance was $8,230,237 and $7,622,322, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged consumer products segment and trading segment, and we start to provided biodegradable packaging business during year ended December 31, 2022. As a result, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles (“EV”) and biodegradable packaging. Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China. The EV segment manufactures and sell electric vehicles. Biodegradable packaging segment provided biodegradable packaging business.  Management, including the chief operating decision maker, reviews operation results of consumer products, electric vehicles, and biodegradable packaging separately.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2022, 2021 and 2020, respectively.

	Consumer product			EV			Biodegradable packaging			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Revenue from external customers	$49,010,849	$53,411,271	$41,899,677	$520,625	$1,852,402	$383,993	$3,958,820	$-	$-	$53,490,294	$55,263,673	$42,283,670
Cost of revenue	39,009,243	43,427,306	37,411,824	538,226	1,405,041	395,473	3,850,287	-	-	43,397,756	44,832,347	37,807,297
Gross profit	10,001,606	9,983,965	4,487,853	(17,601)	447,361	(11,480)	108,533	-	-	10,092,538	10,431,326	4,476,373
Interest expenses	476,173	265,248	300,125	125,864	475,152	-	-	-	-	602,037	740,400	300,125
Depreciation & amortization	237,334	271,536	244,601	115,874	645,066	633,315	-	-	-	353,208	916,602	877,916
Capital expenditure	4,264	11,417	2,489	77,701	213,111	142,317	-	-	-	81,965	224,528	144,806
Segment assets	128,554,402	128,727,344	106,775,636	4,623,550	5,799,714	9,519,609	954,052	-	-	134,132,004	134,527,058	116,295,245
Segment profit	$4,627,986	$4,810,563	$2,216,371	$(1,713,698)	$(15,503,545)	$(12,238,599)	$(328,092)	$-	$-	$2,586,196	$(10,692,982)	$(10,022,228)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Segment Information (continued)

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31
	2022	2021	2020
Revenue from China	$53,475,870	$55,263,673	$42,283,670
Revenue directly from foreign countries	14,424	-	-
Total Revenue	$53,490,294	$55,263,673	$42,283,670

Note 18 - Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2022, three major customers accounted for approximately 26%, 21% and 18% of the Company’s total sales, respectively. For the year ended December 31, 2021, four major customers accounted for approximately 21%, 19%, 19% and 13% of the Company’ s total sales, respectively. For the year ended December 31, 2020, five major customers accounted for approximately 28%, 20%, 14%, 12% and 10% of the Company’s total sales, respectively.

As of December 31, 2022, three customers accounted for approximately 33%, 25% and 25% of the Company’s accounts receivable balance.

As of December 31, 2021, four customers accounted for approximately 29%, 26%, 25% and 12% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2022, three major suppliers accounted for approximately 31%, 26%, and 11% of the Company’s total purchases, respectively. For the year ended December 31, 2021, two major suppliers accounted for approximately 46% and 19% of the Company’s total purchases, respectively. For the year ended December 31, 2020, two major suppliers accounted for approximately 53% and 17% of the Company’s total purchases, respectively.

Note 19 - Subsequent Events

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,000,000 common shares at a price of $2.80 per share for aggregate gross proceeds of $2,800,000. The transaction was closed on March 22, 2023.