Form 20-F
period 2023-12-31
TANTECH HOLDINGS LTD
filed 2024-06-11
CIK 1588084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

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

Common Shares

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report was: 3,797,089

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

Special Note Regarding Forward-Looking Statements

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

The securities registered under the Securities Act and the Exchange Act are of the offshore holding company Tantech Holdings Ltd, a British Virgin Islands company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the holding company does not conduct operations in China.

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

For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

The Holding Foreign Companies Accountable Act (“HFCAA”)

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the Public Company Accounting Oversight Board of the United States (“PCAOB”) determines it is unable to inspect or investigate completely our auditors for two consecutive years. Pursuant to the HFCAA enacted in December 2020 and related legislation, if the SEC determines that a company has filed an audit report issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC is required to prohibit such company’s securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

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

Our current auditor, YCM CPA Inc., headquartered in Irvine, California, is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subjected to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditors to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

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

For the years ended December 31, 2021, the Company provided working capital loans of $12.0 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited, and $7.0 million in aggregate to our wholly owned subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd.

For the years ended December 31, 2022, the Company provided working capital loans of $8.9 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited; $350,000 in aggregate to our wholly owned subsidiary, EPakia Inc.; $20,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.; and $2,000 in aggregate to our wholly owned subsidiary, EAG International Vantage Capitals Limited.

For the years ended December 31, 2023, the Company provided working capital loans of $5.9 million in aggregate to our wholly owned subsidiary, Tantech Bamboo Charcoal Co., Ltd.; $890,000 in aggregate to our wholly owned subsidiary, EPakia Inc.; and $30,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.

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

A. Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2023, 2022, 2021, 2020, and 2019. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2023	2022	2021	2020	2019
Revenues	$47,318	53,490	$55,264	$42,284	$49,230
Gross profit	10,174	10,093	10,431	4,476	5,977
Operating expenses	8,342	5,520	18,946	14,821	14,886
Income (loss) from operations	1,832	4,573	(8,515)	(10,345)	(8,909)
Income (loss) from continuing operations before income tax expense (credit)	7,382	5,728	(8,264)	(10,634)	(9,295)
Income tax expense (credit)	2,364	3,142	2,429	(612)	364
Net income (loss) from continuing operations	5,018	2,586	(10,693)	(10,022)	(9,659)
Net income (loss) from discontinued operations	-	-	-	-	(299)
Net income (loss)	5,018	2,586	(10,693)	(10,022)	(9,958)
Net income (loss) attributable to the non-controlling interest	(565)	(435)	(2,335)	(3,502)	(3,602)
Net income (loss) attributable to common stockholders	$5,583	3,021	$(8,358)	$(6,520)	$(6,356)
Earnings (loss) from continuing operations per share	$2.02	3.03	$(48.35)	$(52.93)	$(50.40)
Earnings (loss) from discontinued operations per share	$-	-	$-	$-	$(2.40)

Balance sheet data:

	As of December 31,
	2023	2022	2021	2020	2019
Working capital	$98,063	93,216	$84,041	$65,097	$49,028
Current assets	115,671	106,757	105,808	81,901	68,162
Total assets	141,687	134,132	134,527	116,295	115,451
Current liabilities	17,608	13,541	21,767	16,804	19,134
Total liabilities	18,682	18,197	21,990	16,804	20,919
Total equity	$123,005	115,935	$112,537	$99,491	$94,532

Selected Consolidated Financial Schedule

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$1,583	$46,172	$(437)	$47,318
Income for equity method investment	$6,677	$-	$-	$(6,677)	$-
Net income	$5,583	$(834)	$6,931	$(6,662)	$5,018
Comprehensive income	$1,361	$(834)	$4,965	$(4,694)	$798

	For the year ended December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$14	$53,613	$(137)	$53,490
Income for equity method investment	$4,243	$-	$-	$(4,243)	$-
Net income	$3,021	$(288)	$4,118	$(4,265)	$2,586
Comprehensive loss	$(6,293)	$(288)	$(1,235)	$1,099	$(6,717)

	For the year ended December 31, 2021
	Tantech	PRC		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$-	$55,264	$-	$55,264
Loss for equity method investment	$(5,898)	$-	$5,898	$-
Net loss	$(8,358)	$(8,233)	$5,898	$(10,693)
Comprehensive loss	$(5,794)	$(6,553)	$4,190	$(8,157)

	As of December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$9	$3	$29,113	$-	$29,125
Total current assets	$59,794	$744	$114,915	$(59,782)	$115,671
Investments in subsidiaries	$68,808	$-	$-	$(68,808)	$-
Total non-current assets	$68,808	$-	$17,356	$(60,148)	$26,016
Total assets	$128,602	$744	$132,271	$(119,930)	$141,687
Total liabilities	$2,884	$1,866	$67,938	$(54,006)	$18,682
Total shareholders’ equity	$125,718	$(1,122)	$64,333	$(65,924)	$123,005
Total liabilities and shareholders’ equity	$128,602	$744	$132,271	$(119,930)	$141,687

	As of December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$11	$11	$18,960	$-	$18,982
Total current assets	$52,721	$202	$106,556	$(52,722)	$106,757
Investments in subsidiaries	$66,352	$-	$-	$(66,352)	$-
Total non-current assets	$66,352	$-	$18,715	$(57,692)	$27,375
Total assets	$119,073	$202	$125,271	$(110,414)	$134,132
Total liabilities	$989	$490	$65,902	$(49,184)	$18,197
Total shareholders’ equity	$118,084	$(288)	$59,369	$(61,230)	$115,935
Total liabilities and shareholders’ equity	$119,073	$202	$125,271	$(110,414)	$134,132

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,027)	$(1,053)	$7,340	$-	$5,260
Net cash provided by (used in) investing activities	$(6,820)	$-	$(2,575)	$6,820	$(2,575)
Net cash provided by (used in) financing activities	$7,824	$1,023	$5,403	$(6,820)	$7,430

	For the year ended December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,251)	$(450)	$9,994	$-	$8,293
Net cash provided by (used in) investing activities	$(9,265)	$-	$(44,999)	$9,265	$(44,999)
Net cash provided by (used in) financing activities	$10,116	$460	$13,981	$(9,265)	$15,292

	For the year ended December 31, 2021
	Tantech	PRC		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,848)	$(6,242)	$-	$(8,090)
Net cash provided by (used in) investing activities	$(19,004)	$524	$19,004	$524
Net cash provided by (used in) financing activities	$21,203	$10,606	$(19,004)	$12,805

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

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the fiscal year 2023.

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

Since December 2022, the Chinese government has modified its COVID-19 control policy, lifting most travel restrictions and quarantine requirements. However, we cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future due to a resurgence of the virus, which could negatively affect our sales, the collection of payments from accounts receivable, and the utilization of advances to suppliers. The impact of the COVID-19 pandemic on us in the future will depend on developments that are highly unpredictable and beyond our control, such as the frequency, duration, and severity of COVID-19 resurgences and the emergence of new variants. Additionally, it will depend on the measures taken by governments worldwide in response to these developments, the impact of the pandemic on the global economy, and the actions taken by governments to stimulate the economy. Therefore, we cannot guarantee that the pandemic will not continue to have a material adverse effect on our business and results of operations in the future.

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products and vehicle products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes. As such, we have relied on consumer spending to drive sales in this product line. Since 2010, China’s GDP growth rate has slowed from more than 10% to 5.2% in 2023. If China’s economy slows, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

The demand for our vehicle products, such as electric vehicles (EVs) and fuel midibuses, is also impacted by the Chinese economy. As a result, a slowed Chinese economy will negatively affect the sales of our vehicle products.

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

We acquired 70% of Shangchi Automobile, formerly known as Suzhou E-Motors Co., Ltd. (“Suzhou E-Motors”), in 2017 due to its potential in the EV business. While the overall EV market in China is growing, Shangchi Automobile’s EV business has not met our original expectations. In 2020, the impact of COVID-19 prevented Shangchi Automobile from maintaining normal operations, with all sales and marketing events disrupted by travel restrictions and other government regulations. In 2021, the company’s vehicle sales returned to normal. However, in 2022, lockdowns affected logistics and delayed the return of employees to work. Although the spread of COVID-19 has gradually been brought under control in China, and most travel restrictions and quarantine requirements have been lifted since December 2022, a resurgence could still adversely affect the Company’s business in the future. Currently, Shangchi Automobile has no immediate business plan to start manufacturing electric vehicles. Consequently, the electric vehicle manufacturing license was fully impaired by fiscal 2021, as its carrying amount was deemed unrecoverable and exceeded its fair value based on management’s assessment.

Our future growth in the EV business is highly dependent on customer adoption of alternative fuel vehicles, particularly electric vehicles (EVs). We face the risk of reduced demand for these vehicles. The market for alternative fuel vehicles, including EVs, is relatively new and rapidly evolving. It is characterized by rapidly changing technologies, price competition, evolving government regulations and industry standards both domestically and internationally, frequent new vehicle announcements, and changing consumer demands and behaviors. If the market for EVs in China does not develop as we expect, or develops more slowly than anticipated, our business, prospects, financial condition, and operating results will be negatively impacted.

Our high concentration of vehicle sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

For the year ended December 31, 2023, one customer accounted for 95% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2022, one customer accounted for 78% of vehicle sales, and for the year ended December 31, 2021, one customer accounted for 77% of vehicle sales. Due to the concentration of sales to relatively few customers, the loss of one customer would have a significant impact on our operational results. We expect this trend to continue for the foreseeable future. Any unfavorable changes in our business relationships with these significant customers could have a material adverse effect on our business and financial results.

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

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company, and an indirect 14.76% interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a basalt mining company. As a result, we are unable to control or significantly influence the management and operations of Libo Haokun and Fuquan Chengwang. If we believe that Libo Haokun and Fuquan Chengwang are being managed or operated ineffectively, our options are limited.

Outstanding bank loans may reduce our available funds.

As of December 31, 2023, we have approximately $2.3 million in outstanding bank loans. We also have approximately $29.1 million in cash and approximately $115.7 million in current assets available to pay this debt. However, there is no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us, or at all.

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

On January 27, 2016, we entered into a framework agreement to acquire Suzhou E-Motors which is now known as Shangchi Automobile, a specialty electric vehicles manufacturer. Pursuant to the Call Option Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company acquired a 70% equity interest of Shangchi Automobile with total cash consideration of RMB 103,200,000 (approximately $15.9 million) and a share consideration of 10,417 restricted shares of the Company’s common stock.

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

In addition, while LiboHaokun has received a renewed government-issued continuation mining permit right with a term from October 2023 to October 2028, we cannot be certain if the government will permit us to renew it when the permit expires.

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

Our key charcoal product customers are principally third-party distributors in the PRC. For the year ended December 31, 2023, three major customers accounted for approximately 28%, 26% and 26% of the Company’s total charcoal product sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 97%, 95% and 95% of our total sales in 2023, 2022 and 2021, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third-party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the years ended December 31, 2023, three major suppliers accounted for approximately 70% of the Company’s total purchases. For the years ended December 31, 2022, three major suppliers accounted for approximately 68% of the Company’s total purchases. For the year ended December 31, 2021, two major suppliers accounted for approximately 65% of the Company’s total purchases.

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

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently hold six patents on charcoal products and  two patents on vehicles.

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

We expect to face competition for our charcoal briquette products because competitors can create similar products at a relatively low cost because there are minimal barriers of entry. If competitors enter our market to create similar products, they may be able to do so for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of our revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

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

Our current auditor, YCM CPA Inc., is an independent registered public accounting firm headquartered in the United States. The firm is registered with the U.S. Public Company Accounting Oversight Board (PCAOB) and is required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. laws and professional standards. YCM CPA Inc. has been subjected to PCAOB inspection.

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

Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. According to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. If VIE structure enterprises satisfy the premise of complying with domestic laws and regulations, and meet the compliance requirements, these VIE structure enterprises can go for overseas listing after filing with the appropriate government agencies, but the legislators have not yet provided a detailed explanation of the word “compliance requirements”. According to relevant legislative explanations and interpretations, the new regulations are not retroactive in principle, but additional offerings after overseas listing still need to be subject to regulatory measures such as filings. In addition, the new regulations require stricter national security and data security in the process of overseas listing. For example, “personal information of more than 100,000 people or sensitive personal information of more than 10,000 people” is subject to supervision of Chinese government. Chinese government’s legislation or legal supervision on VIE structure has just begun, the new regulations are only the “first step”, and other supporting rules will inevitably follow up in the future. Also, the two new regulations would be revised to some extent after the comments period, so overseas listed companies with VIE structure still faces many legal uncertainties. We need to wait for the more detailed rules and guideline on the VIE structure. According to PRC lawyers, since the Chinese government is a government under the rule of law before laws are promulgated, there will be a process of soliciting comments or publicizing them in advance. It is unlikely that there will be a sudden change in legislative act without prior notice.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2023, 2022 and 2021, we had adjustments of $(4,220,033), $(9,303,340) and $2,535,599, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While there is a possibility that we may consider hedging transactions in the future, their availability and effectiveness may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our foreign currency exchange losses may be amplified by PRC exchange control regulations, which restrict our ability to convert RMB into foreign currencies.

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

In July 2020, we provided a guaranty on a line of credit on behalf of a related party, Zhejiang Forasen Food Co., Ltd. (“Forasen Food”). Forasen Food’s outstanding line of credit of RMB 10 million (approximately $1.4 million) have expired on July 8, 2023. In connection with this guaranty, we pledged our building and land’s rights as collateral for Forasen Food’s loans.

At the time we offered these guarantees, we believed Forasen Food would be able to repay (and would in fact repay) such loans and bank acceptance notes. Forasen Food, like our Company, is controlled by Ms. Yefang Zhang. For this reason, we are aware that Forasen Food has historically maintained a strong credit history with the banks it conducts business

We also guaranteed the share repurchase obligation of a related party in 2018 and that guaranty has been replaced by a guaranty for the share purchase obligation of an unrelated party in 2019. In May 2018, our wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group Co., Ltd. (“Forasen Group”), in favor of an unrelated third party. Such third party filed a complaint to claim a payment of $4.6 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another unrelated third party agreed to purchase the shares from the plaintiff by paying approximately $14.1 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $14.1 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. On June 11, 2021, a new settlement agreement was reached by all parties. As of the settlement date, total payment obligation increased to approximately $16.5 million (RMB 105.36 million) due to accrued interest for unpaid portion. The accused third party has paid approximately $5.6 million (RMB 35.86 million) and approximately $10.9 million (RMB 69.50 million) remains unpaid including accrued interest. As of the date of this filing, all outstanding payments were fully paid by the accused third party and dispute was settled.

Entities controlled by our employees, officers and/or directors control a significant percentage of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, beneficially own approximately 0.584% of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - E. Share Ownership.”

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2024. We would lose our foreign private issuer status if(1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Ms. Zhang also indirectly controls 62.07% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. Neither Ms. Zhang nor Mr. Wang currently holds any position at CN Energy.

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

The trading prices for our common shares have fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on March 24, 2015, the trading price of our common shares has ranged from $0.54 to $7461.00 per common share, and the last reported trading price on June 10, 2024 was $0.818 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

•

In November 2020, Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) and Zhejiang Shangchi New Energy Automobile Co., Ltd . (“Zhejiang Shangchi”) were established. Zhejiang Shangchi was subsequently rename Zhejiang Shangnilai Technology Co., Ltd in January 2023.

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

•

On October 21, 2021, EAG International Vantage Capital Limited, a subsidiary of the Company, entered into an Equity Acquisition Agreement with Zhifan Dai, an unrelated third party, to acquire all the shares of China East Trade Co., Limited without any consideration.

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

•

On December 2, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp., or the Underwriter, pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering, 21,120,509 common shares of the Company for a public offering price of $0.65 per share. The Company received approximately $13.7 million in net proceeds from the Offering before deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 45 days to purchase an additional 3,168,076 common shares solely to cover over-allotments.

46

•

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s authorized shares including issued and unissued common shares at the ratio of one-for-ten. The consolidation was effective on February 28, 2022 trading under a new CUSIP Number, G8675X123.

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

•	In July 2022, the Company formed a wholly-owned subsidiary in Canada, EPakia Canada Inc. EPakia Canada was dissolved on April 3, 2024 as a cost-cutting measure due to insufficient operations.

•

On October 28, 2022, the Board of Directors of the Company approved a share consolidation of the Company’s authorized shares including issued and unissued common shares at the ratio of one-for-twenty-four. The consolidation was effective on November 2, 2022 and reflected on Nasdaq and in the marketplace on November 9, 2022 trading under a new CUSIP Number, G8675X149.

•

On February 21, 2023, the Company entered into a securities purchase agreement with certain non-U.S. purchasers, pursuant to which the Company issued and sold to the purchasers an aggregate of 1,000,000 common shares, par value $0.24 per share, at $2.80 per share for aggregate gross proceeds of $2,800,000.

•

On June 23, 2023, the Company entered into a securities purchase agreement with certain non-U.S. purchasers, which was subsequently amended and restated in its entirety on June 26, 2023. Pursuant to the amended and restated security purchase agreement, the Company issued and sold to the purchasers an aggregate of 1,240,000 Common Shares, par value $0.24 per share, at $2.50 per share for aggregate gross proceeds of $3,100,000.

•

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), a Utah limited liability company, pursuant to which the Company issued an unsecured promissory note dated June 29, 2023, in the original principal amount of $2,160,000, convertible into common shares of the Company for $2,000,000 in gross proceeds.

•

On August 10, 2023, Lishui Xincai Industrial Co., Ltd (“Lishui Xincai”), a wholly owned subsidiary of the Company, formed a wholly-owned subsidiary, Zhejiang Zhuguxingqi Technology Co., Ltd. (“Zhuguxingqi”). Zhuguxingqi primarily engages in bamboo charcoal products and wood products trading business.

•

On December 29, 2023, Lishui Xincai, a wholly owned subsidiary of the Company, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd (“Lishui Chida”), an unrelated third party, pursuant to which Lishui Xincai sold all of the shares of its wholly owned subsidiary, Lishui Jikang Energy Technology Co., Ltd and Lishui Jikang’s wholly owned subsidiary, Tantech Bamboo, for RMB 5,000,000 (approximately $0.7 million).

•

On March 16, 2024, Lishui Xincai entered into a share transfer agreement with Lishui Chida, pursuant to which Lishui Xincai sold all of the shares of its wholly-owned subsidiary, Tantech Charcoal, for approximately RMB1.8 million ($0.2 million).

•

On April 23, 2024, the Board of Directors approved to change the maximum number of shares that the Company is authorized to issue from 500,000,000 common shares of $0.24 par value to an unlimited number of shares with no par value each. The Company’s amended and restated memorandum and articles of association were filed and effective with the Registrar of Corporate Affairs of the British Virgin Islands on April 25, 2024.

•

On May 1, 2024, the Company completed a private placement and sold an aggregate of 4,200,000 units and pre-funded units at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit) pursuant to a securities purchase agreement dated April 24, 2024 with certain institutional investors. The offering was conducted pursuant to a placement agency agreement dated April 22, 2024, between the Company and Maxim Group LLC. The gross proceeds to the Company were approximately $2.1 million, before deducting the placement agent and other expenses payable by the Company. Each unit and pre-funded unit consists of one common share (or pre-funded warrant), two Series A warrants each exercisable for one common share at an exercise price of $0.75 per common share and one Series B warrant to purchase such amount of common shares as will be determined on the Reset Date (as defined in Series B Warrant). The Series A and B warrants were exercisable upon issuance and have a term of 5.5 years from the issuance date. The exercise price and number of shares issuable under the Series A warrants are subject to adjustment and the number of shares issuable under the Series B warrant will be determined on the Reset Date subject to a pricing floor of $0.137 per share. The Company agreed to file a resale registration statement covering all of the registrable securities on behalf the purchasers pursuant to a registration rights agreement entered into with the purchasers in connection with the Private Placement.

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

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s seventh largest province in population, with 66.27 million residents as of the end of 2023. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercial provinces in China. Its province-wide GDP of approximately RMB 8.25 trillion in 2023 places it as the fourth highest in China in absolute amount.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.528 million residents live in the city as the end of 2023, and city-wide GDP is approximately RMB 196.4 billion in 2023. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 81.7% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own six patents and fifty-eight trademarks in China covering our bamboo charcoal production and two patents and fifteen trademarks in China covering our vehicle production.

For the years ended December 31, 2023, 2022 and 2021, three major suppliers accounted for approximately 70%, three major suppliers accounted for approximately 68% and three major suppliers accounted for approximately 69%of the Company’s total purchases, respectively. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

According to the Opinions on Accelerating the Innovation and Development of the Bamboo Industry jointly issued by ten departments including the State Forestry and Grassland Administration of China in 2021, by 2035, the total value of China bamboo industry will exceed 1 trillion yuan. The total value of China’s bamboo industry was approximately RMB415.3 billion yuan, as of 2022. As of 2022, it employs more than 17 million people and has become a pillar industry of development of economic society of China’s bamboo main producing area and major income source of peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly, according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species.

In 2022, for example, the domestic industry was worth 415.3 billion yuan and employed more than 17 million people.

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

Bamboo has many desirable characteristics compared to timber-based products:

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

The global bamboos market size was valued at $61.52 billion in 2022 and is expected to reach over USD $105.22 billion by 2032, growing at a CAGR of around 5% during the forecast period from 2023 to 2032. There are about 39 genera of bamboo and more than 857 species in China with more than 7.01 million hectares of pure bamboo forest, which accounts for one third of the bamboo area in the world in 2022. China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, as well as production output, said Zehui Jiang, co-chair of INBAR’s board of trustees.

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

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. Several years ago, we sought to protect and grow our market share by pricing our products aggressively, often offering them at rates 10-15% below those of our competitors. As our brand visibility improved, our pricing aligned with that of our competitors. Our Charcoal Doctor products’ gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

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

Our silver ion bamboo charcoal bag products are used for odor absorption and air purification. We combine our charcoal powder products with silver ion nano powder to achieve a charcoal bag that may be stored in a wider variety of locations. If our traditional bags are stored in conditions that are too damp and warm, mold or mildew may grow. Our silver ion nano products are able to fight the growth of mold and mildew, allowing them to be used in damp conditions without problem. We have begun to promote and sell limited numbers of such bags in connection with our sales of traditional charcoal bags. We are promoting these bags in anticipation of adding such products to our portfolio of products for sale in supermarkets and other stores. Our distributors typically invite us to apply in June or July to update the products we will offer for sale in their customer stores, and we are required to pay a fee for shelf space at such time. Accordingly, we plan to increase demand for our silver ion nano products in anticipation for adding them to the list of products we sell this year. As we will make these silver ion nano charcoal bags available everywhere we offer our traditional charcoal bags, we will leverage our existing sales and distribution channels to introduce these products to the market.

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

Shangchi Automobile has to date developed a full range of electric buses and a variety of specialty vehicles. It has developed ten models of electric buses, electric logistics cars, and electric specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2018, we sold 110 electric logistic vehicles to Southern China. In 2019, we sold 117 electric logistic cars on behalf of other vehicle manufacturers for commission income. In 2020, we produced 10 fuel midibuses and exported them to Singapore. In addition, we sold 85 fuel midibuses and 59 electric specialty vehicles in fiscal 2020 on behalf of other vehicle manufacturers for commission income. In 2021, we produced 7 fuel midibuses to export, and we sold 477 fuel midibuses on behalf of other vehicle manufacturers for commission income. In 2022, we produced 264 fuel midibuses of which 212 were sold domestically and 52 were exported, and we also sold 360 fuel midibuses on behalf of other vehicle manufacturers for commission income.In 2023, we produced 436 fuel midibuses of which 270 were sold domestically and 166 were exported, and we also sold 321 fuel midibuses on behalf of other vehicle manufacturers for commission income.

Below are examples of the vehicles produced by Shangchi Automobile.

Tourist Buses. The tourist buses are 12-meter-long and 7-meter-long lithium-battery-based buses whose interior noise is less than 76 dBs and off vehicle acceleration noise is less than 82 dbs.

Logistic Vehicles. The electric logistic vehicles are 4.2-meter-long, 810 kg standard load weight fully charged vehicles. Each are a 100% electricity-driven vehicle specially designed for logistics companies. The batteries for this vehicle can be charged and discharged quickly, and each vehicle is made of high-quality steel stamping body which is highly durable. The internal structure and the design of the car doors are both made for the deliverers’ convenience.

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

Autonomous Electric Street Sweepers. We have developed three driverless and autonomous street sweeper models. They are designed for closed areas and therefore do not require any vehicle manufacturing license. All of them are electric. The Shangchi SC-120A model features unmanned, automatic sweeping, the Shangchi SC-120B model features manned, autonomous, intelligent sweeping, and the Shangchi SC-100A features unmanned, automatic sweeping, autonomous learning, and remote control. These street sweepers are designed for quieter operation and improved cleaning performance, with the ability to reduce or eliminate the 7 to 8 humans required for typical sweeper vehicle operation. We have sold 37 driverless street sweepers during 2021, and we established two companies, Lishui Smart and Shangnilai, to produce and sell street sweepers, respectively.

New Lines of Business

During the year ended December 31, 2022, we have started two new lines of business—biodegradable packaging business and commercial factoring service. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The market for biodegradable packaging has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. We generated approximately $0.7 million and $ $4.0 million revenue from biodegradable packaging business in fiscal 2023 and 2022, respectively.

We offer commercial factoring services to customers seeking financing for their receivables. We generated approximately $2.2 million and $1.4 million financing interest income in fiscal 2023 and 2022, respectively.

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
Inspection
N
Chassis assembly
N
Electrical accessories (controller not included)
Y
Body foams, spray impedance glue
N
Inspection
Body coating
Inspection
Y
Y
Coating workshop
Body assembly and chassis fitting
Side window glass installation
Interior and exterior assembly
Assembly workshop
Battery controller installation
N
Storage
Y
Inspection
Test and adjustment

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

67

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

In 2021, we cooperated with technology companies and consulting companies to develop specialty EVs. Due to the high costs of research and development in this field and the fierce competition at the market, the Company decided to prioritize other areas of expenses in the year of 2023 and will look for further cooperation in the future when there is a suitable opportunity

We have also collaborated with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Recent efforts and collaborations cover a wide range of areas including but not limited to: bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

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

During the years ended December 31, 2023, 2022 and 2021, we spent $471,194, $227,829, and $8,053,400, respectively, on R&D. We had year-over-year increase on R&D expenses primarily due to more R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold six patents on charcoal products and two patents on vehicles.

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

A Filling and fixing device for Bottles of Plant nutrient solution	Shangnilai	Utility Model	30-Dec-15	29-Dec-25	201521127995.4

The invention relates to a grinding machine and an operation method thereof	Shangnilai	Innovation	15-Sep-23	14-Sep-43	202311190159X

An automatic weighing machine	Shangnilai	Utility Model	28-Jul-23	27-Jul-33	202322017177X

The utility model relates to environmental dust removal equipment	Shangnilai	Utility Model	15-Sep-23	14-Sep-33	2023225190847

A kind of barbecue charcoal oven	Shangnilai	Utility Model	28-Jul-23	20-Aug-33	2023222568492

A agitator	Shangnilai	Utility Model	15-Sep-23	7-Aug-33	202322123247X

Patents on Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

Road Sweeper	Shangchi Automobile	Patent for Invention	28-Aug-12	27-Aug-32	ZL201210311790.6

The utility model relates to an EVA type electric vehicle safety body structure	Shangchi Automobile	Patent for Invention	29-May-18	28-May-38	201810530725.X

Our Trademarks and Domain Names

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 70 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2034. This website is not part of this report and is not incorporated by reference herein.

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

Regulations on Tax

Our business operations are governed primarily by tax laws in the PRC. A description of the material tax consequences applicable to holders of our common shares may be found in the section titled “Item 10. Additional Information. -E. Taxation.” For more information regarding the impact of the PRC Enterprise Income Tax Law, see “Risk Factors - Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

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

On June 7, 2021, THL completed a private placement and issued 5,380,000 common shares at $1.30 per share for $6,994,000.

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

On March 22, 2023, THL completed a private placement and issued 1,000,000 common shares at $2.80 per share for $2,800,000.

On June 23, 2023, THL completed a private placement and issued 1,240,000 common shares at $2.50 per share for $3,100,000.

On June 29, 2023, THL issued a convertible note in the original principal amount of $2,160,000.00 for $2,000,000.00 in gross proceeds.

On May 1, 2024, THL completed a private placement and sold an aggregate of 4,200,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”). The Pre-Funded Warrants is immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $0.75 per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants will be exercisable following the Reset Date, will have an exercise price of $0.0001 per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and number of Common Shares issuable under the Series A Warrants are subject to adjustment and the number of Common Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Common Shares during a period of 10 trading days, subject to a pricing floor of $0.137 per Common Share, such that the maximum number of Common Shares underlying the Series A Warrants and Series B Warrants would be an aggregate of approximately 8,400,000 shares and 11,128,470 shares, respectively. The Company expects to file a resale registration statement covering all of the registrable securities on behalf the purchasers pursuant to a registration rights agreement entered into with the Purchasers in connection with the Private Placement.

(All numbers of securities stated in this subsection above reflect the numbers of securities originally issued pursuant to the respective securities purchase agreements, without giving effect to the subsequent share consolidations.)

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

Zhejiang Shangnilai Technology Co., LTD. (“Shangnilai”) (Chinese name: 浙江尚尼莱科技有限公司, formerly, 浙江上驰新能源车辆有限公司)

We established Zhejiang Shangchi New Energy Automobile Co., Ltd (“Zhejiang Shangchi”) on November 12, 2020 as a limited liability company under PRC law with the authorized share capital of RMB20 million, of which Lishui Tantech owns 100%. It has one director, Wangfeng Yan, who is a PRC citizen. In 2023, Zhejiang Shangchi was renamed Zhejiang Shangnilai Technology Co., Ltd.

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

Shanghai Jiamu Investment Management Co. Ltd. (“Jiamu”) (Chinese name: 上海佳木投资管理有限公司)

Jiamu was formed on July 14, 2015. Its authorized share capital is RMB500,000, of which Euroasia owns 100%. It is organized as one-person limited company (Taiwan Hong Kong & Macao invested) under PRC law. Jiamu has one director, Wangfeng Yan, who is a PRC citizen.

Hangzhou Wangbo Investment Management Co. Ltd. (“Wangbo”) (Chinese name:杭州王博投资管理有限公司) -VIE

Wangbo was formed on February 2, 2016. Its authorized share capital is RMB 500,000. Henglong Chen and Zhengyu Wang, as the original shareholders, held 5% and 95% shares respectively. On June 6, 2017, Henglong Chen transferred his 5% shares to Wangfeng Yan. On December 4, 2019, Zhengyu Wang transferred his 95% shares to his daughter Xinyang Wang. The legal representative is Wangfeng Yan. On August 3,2021, Xinyang Wang and Wangfeng Yan transferred all their shares to Jiamu for free. Jiamu obtained 100% of Wangbo after the transfer.

Hangzhou Jiyi Investment Management Co. Ltd. (“Jiyi”) (Chinese name: 杭州吉益投资管理有限公司)

Jiyi was formed on February 2, 2016. Its authorized share capital is RMB 500,000, of which Jiamu holds 100%. It is organized as a limited liability company under PRC law. It has one director, Wangfeng Yan, who is a PRC citizen.

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) (Chinese name:上驰汽车有限公司)

Shangchi Automobile was established in April 2011 as Suzhou E-Motors. It was renamed Shangchi Automobile in January 2019. It develops, manufactures, and sells vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province is approximately 15,000 square meters. Shangchi Automobile has been approved by Ministry of Industry and Information Technology of the People’s Republic China (MIIT) through Road Motor Vehicle Production Enterprises and Products Announcements as qualified to manufacture electric vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has not updated the previous ten EV models and remained seventeen fuel vehicle models approved by MIIT.

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

Zhejiang Shangchi Medical Equipment Co., Ltd. (Chinese name: 浙江上驰医疗装备有限公司)

On November 13, 2021, we established Zhejiang Shangchi Medical Equipment Co., Ltd., it focuses on special medical vehicles business.

EPakia Inc.

On May 19, 2022, we established EPakia Inc. (“EPakia”), under the laws of the State of Delaware. Based in the Mid-Atlantic region of the United States, EPakia is primarily focused on developing biodegradable packaging business in the United States and the international markets.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes.

Following is a list of our main properties:

Ground
		Land Use Expiration/Lease		Floor
Location	Address	Term	Space	Area
Lishui, Zhejiang	Buildings No. 3 and No. 4, No. 10 Cen	March 1, 2024 to December 31, 2031	12,904 m2
Shan Road, Shuige Industrial Zone
Lishui, Zhejiang	Buildings No.8 , No. 10 Cen Shan	November 13,2021 to November 12,2025	1,000 m2
Road, Shuige Industrial Zone
Lishui, Zhejiang	Buildings No1 , No. 10 Cen Shan	November 6,2021 to November 5,2025	250 m2
Road, Shuige Industrial Zone
Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	January 1, 2024 to December 31,2024	11,688 m2	4,515 m2

Currently, our charcoal products are sold via our sales and distribution networks located in 19 cities throughout China. We do not own or lease locations in these cities. In addition, we have logistics centers in Lishui and relationships with third-party warehousing companies in Jinan.

Fixed assets at our properties consist of office equipment at all of our locations and, at our Lishui properties, equipment for the carbonization and processing of charcoal, both for our household goods products. Such equipment includes furnaces, boilers, mixers, kilns/ovens, jet mills, pulverizers, chemical analytic equipment, generators, briquette hydraulic powder molding machines, carbon activation and pickling tanks, belt dryers, air compressors, bamboo vinegar refining equipment, container production lines, hot acid/water washing equipment and automatic packing machines.

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

Production properties:

		Actual				Actual
		used	Reserved			productivity
	Area	area	area	Space	Current	(metric	Capacity		Reserved
Functional uses and location	(m2)	(m2)	(m2)	utilization	capacity (1)	tons)	utilization		purpose
Barbecue charcoal production line (Third floor of building No. 3)	1,568		1,568	0%	300 metric tons	0	0	%(2)	Potential usage in the future

Solid deodorant and purification product
production line (Part of third floor and whole second floor of building No. 4)	1,875	1,580	395	84.3%	25.0 million packages	30.2 million packages	121	%(3)

Raw material warehouse for solid deodorant
and purification product (Part of third floor of building No. 4)	875	875	0	100%	N/A	N/A	N/A

Liquid household hygiene product and									Installation of equipment
bamboo vinegar product production line									for production
(First floor of building No. 3)	1,567	1,254	313	80%	4,000 units	1,780 units	45.0%		expansion

Raw material warehouse for liquid
household hygiene product and bamboo
vinegar product (Second floor of building No. 3)	1,567	1,567	0	100	N/A	N/A	N/A

Street sweeper assembly lines (First floor of building No. 4 and building No. 8)	2,375	2,375	0	100%	3,750 units	0	0	%(4)

85

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

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus in consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling prior VIE structure and business strategic changes, through our operating subsidiaries, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Notes 1 of the footnotes accompanying the financial statements included in this report.

As the result of the business strategic changes, during the year ended December 31, 2023 the Company merged its biodegradable packaging business segment into its consumer products segment. Now the Company had two reporting segments: consumer product segment and electric vehicle (“EV”) segment.

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

Results of Operation

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2023		2022
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$47,318	100.0%	$53,490	100.0%	$(6,172)	(11.5)%
Cost of revenues	37,144	78.5%	43,397	81.1%	(6,253)	(14.4)%
Gross profit	10,174	21.5%	10,093	18.9%	81	0.8%

Operating expenses
Selling expenses	228	0.5%	278	0.5%	(50)	(18.0)%
General and administrative expenses	7,643	16.2%	5,014	9.4%	2,629	52.4%
Research and development expenses	471	1.0%	228	0.4%	243	106.6%
Total operating expenses	8,342	17.6%	5,520	10.3%	2,822	51.1%

Income from operations	1,832	3.9%	4,573	8.5%	(2,741)	(59.9)%

Other income (expenses)
Change in fair value of convertible note	(166)	-%	-	-	(166)	-%
Interest income	50	0.1%	208	0.4%	(158)	(76.0)%
Interest expense	(421)	(0.9)%	(602)	(1.1)%	181	(30.1)%
Financing interest income	2,181	4.6%	1,400	2.6%	781	55.8%
Rental income from related parties	111	0.2%	89	0.2%	22	24.7%
Gain from disposal of investments	3,555	7.5%	-	-%	3,555	-%
Other income, net	240	0.5%	60	0.1%	180	300.0%
Total other income	5,550	11.7%	1,155	2.2%	4,395	380.5%

Income before income tax expense	7,382	15.6%	5,728	10.7%	1,654	28.9%
Income tax expense	2,364	5.0%	3,142	5.9%	(778)	24.8%

Net income	5,018	10.6%	2,586	4.8%	2,432	94.0%
Net income attributable to common stockholders of Tantech Holdings Ltd	$5,583	11.8%	$3,021	5.6%	$2,562	84.8%

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	2022		2021
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$53,490	100.0%	$55,264	100.0%	$(1,774)	(3.2)%
Cost of revenues	43,397	81.1%	44,833	81.1%	(1,436)	(3.2)%
Gross profit	10,093	18.9%	10,431	18.9%	(338)	(3.2)%

Operating expenses
Selling expenses	278	0.5%	221	0.4%	57	25.8%
General and administrative expenses	5,014	9.4%	8,832	16.0%	(3,818)	(43.2)%
Share based compensation	-	-%	1,840	3.3%	(1,840)	(100.0)%
Research and development expenses	228	0.4%	8,053	14.6%	(7,825)	(97.2)%
Total operating expenses	5,520	10.3%	18,946	34.3%	(13,426)	(70.9)%

Income (loss) from operations	4,573	8.5%	(8,515)	(15.4)%	13,088	(153.7)%

Other income (expenses)
Interest income	208	0.4%	118	0.2%	90	76.3%
Interest expense	(602)	(1.1)%	(740)	(1.3)%	138	(18.6)%
Financing interest income	1,400	2.6%		-%	1,400	-%
Gain from sale property to a related party	-	-%	546	1.0%	(546)	(100.0)%
Rental income from related parties	89	0.2%	118	0.2%	(29)	(24.6)%
Other income (expense)	60	0.1%	209	0.4%	(149)	(71.3)%
Total other (expense) income	1,155	2.2%	251	0.5%	904	360.2%

Income (loss) before income tax expense	5,728	10.7%	(8,264)	(15.0)%	13,992	(169.3)%
Income tax expense	3,142	5.9%	2,429	4.4%	713	29.4%

Net income (loss)	2,586	4.8%	(10,693)	(19.3)%	13,279	(124.2)%
Net income(loss) attributable to common stockholders of Tantech Holdings Ltd	$3,021	5.6%	$(8,358)	(15.1)%	$11,379	(136.1)%

Revenues: revenues decreased by approximately $6.2 million, or 11.5%, to approximately $47.3 million in fiscal 2023 from approximately $53.5 million in fiscal 2022. The decreased was mainly attributable to decrease of approximately $8.3 million in revenues from consumer products due to weak consumer market as the result of soft economy, offset by increase of approximately $2.2 million in revenues from EV segment.

Revenues: revenues decreased by approximately $1.8 million, or 3.2%, to approximately $53.5 million in fiscal 2022 from approximately $55.3 million in fiscal 2021. The decreased was mainly attributable to decrease of approximately $0.4 million in revenues from consumer products and decrease of approximately $1.3 million in revenues from EV segment, due to weak consumer market as the result of soft economy.

Consumer product segment

Revenues from consumer product segment decreased by approximately $8.3 million, or 15.7%, to approximately $44.6 million for fiscal 2023 from approximately $53.0 million for fiscal 2022, The decrease was primarily attributable to the reduced demand after the pandemic for our bamboo charcoal, which is used in active charcoal masks, air purification and sanitation products, and decreased revenue from biodegradable packaging products which we started in fiscal 2022.

 Revenues from consumer product segment decreased by approximately $0.4 million, or 0.8%, to approximately $53.0 million for fiscal 2022 from approximately $53.4 million for fiscal 2021, as a result of weak consumer demand in bamboo charcoal-based products in fiscal 2022. During the fiscal 2022, because the spread of COVID-19 has been effectively controlled in China, market demand appears to have slowed down as compared to the same period last year. We were able to increase our profit margin as compared to the same period last year by producing more of our consumer products in our own facilities rather than outsourcing to third parties. In other hand, we generated revenue approximately $4.0 million from biodegradable packaging products, which we started in fiscal 2022.

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

Revenue for our EV segment was approximately $2.6 million in fiscal 2023, as compared to approximately $0.5 million in fiscal 2022, primarily due to increased domestic sales.

Revenue for our EV segment was approximately $0.5 million in fiscal 2022, as compared to sales of approximately $1.9 million in fiscal 2021 due to we had no revenue from smart electronic sanitation vehicles in fiscal 2022.

Cost of revenues:

Our cost of revenues decreased by approximately $6.3 million or 14.4% to approximately $37.1 million in fiscal 2023 from approximately $43.4 million in fiscal 2022. As a percentage of revenues, the cost of revenue were 78.5% and 81.1% in fiscal 2023 and 2022.

Our cost of revenues decreased by approximately $1.4 million or 3.2% to approximately $43.4 million in fiscal 2022 from approximately $44.8 million in fiscal 2021. As a percentage of revenues, the cost of revenue kept at 81.1% in fiscal 2022 and 2021.

Gross profit:

Our gross profit increased by approximately $0.1 million, or 0.8% to approximately $10.2 million in fiscal 2023 from approximately $10.1 million in fiscal 2022. The gross profit margin was 21.5% and 18.9% in fiscal 2023 and 2022. On segment basis, gross margins for consumer product segment and EV segment were 22.2%, and 10.5% in fiscal 2023, respectively, as compared to 19.1% and (3.4)% in fiscal 2022 respectively.

 Our gross profit decreased by approximately $0.3 million, or 3.2% to approximately $10.1 million in fiscal 2022 from approximately $10.4 million in fiscal 2021. The gross profit margin both were 18.9% in fiscal 2022 and 2021. On segment basis, gross margins for consumer product segment and EV segment were 19.1%, and (3.4)% in fiscal 2022, respectively,  as compared to 18.7% and 24.2 % in fiscal 2021, respectively.

Selling expenses:

Selling expenses were approximately $0.2 million in fiscal 2023 and approximately $0.3 million in fiscal 2022. As a percentage of sales, our selling expenses both were 0.5% of revenues in fiscal 2023 and 2022. The decrease was mainly due to less customs declaration service fees in fiscal 2023.

 Selling expenses were approximately $0.3 million in fiscal 2022 and approximately $0.2 million in fiscal 2021. As a percentage of sales, our selling expenses were 0.5% of revenues in fiscal 2022, as compared to 0.4% of revenues in fiscal 2021. The increase was mainly due to more promotion expenses in fiscal 2022 for our new products.

General and administrative expenses:

Our general and administrative expenses increased by approximately $2.6 million or 52.4%, to approximately $7.6 million in fiscal 2023 from approximately $5.0 million in fiscal 2022. As a percentage of revenues, general and administrative expenses increased to 16.2% in fiscal 2023, compared to 9.4% in fiscal 2022. The increase in general and administrative expenses was primarily attributable to increase of approximately $2.9 million in allowance of receivables due to slowly collection.

 Our general and administrative expenses decreased by approximately $3.8 million or 43.2%, to approximately $5.0 million in fiscal 2022 from approximately $8.8 million in fiscal 2021. As a percentage of revenues, general and administrative expenses decreased to 9.4% in fiscal 2022, compared to 16.0% in fiscal 2021. The decrease was primarily attributable to decrease of approximately $4.8 million in allowance of receivables, offset by increase of approximately $0.5 million in employee compensations due to business expansion and increase of approximately $0.3 million in professional consultant fee.

Research and development expenses

 Research and development expenses increased by approximately $0.2 million, or 106.6%, to approximately $0.5 million in fiscal 2023 from approximately $0.2 million in fiscal 2022. The increase was primarily due to more R&D activities in connection with our EV segment in fiscal 2023

 Research and development expenses decreased by approximately $7.8 million, or 97.2%, to approximately $0.2 million in fiscal 2022 from approximately $8.1 million in fiscal 2021. The decrease was primarily due to less R&D activities in connection with our EV segment in fiscal 2022

Total operating expenses

 Total operating expenses increased by approximately $2.8 million, or 51.1%, to approximately $8.3 million in fiscal 2023 from approximately $5.5 million in fiscal 2022, which was mainly due to increase of approximately $2.6 million in general and administrative expense, offset by increased approximately $0.2 million in research and development expenses in fiscal 2023 compared to fiscal 2022.

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

Change in fair value of convertible note

The Company recognized the convertible note at fair value. Change in fair value of convertible note amounted to a loss of $0.2 million in fiscal 2023, due to changes in fair value of convertible note, no such expense suffered in fiscal 2022.

Interest expenses

Our interest expenses decreased by approximately $0.2 million, or 30.1%, to approximately $0.4 million in fiscal 2023 from approximately $0.6 million in fiscal 2022. The decrease due to less bank loan.

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

Financing interest income

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. For the year ended December 31, 2023 and 2022, the Company recognized financing interest income of approximately $2.2 million and approximately $1.4 million, respectively.

Gain from sale property to a related party

In fiscal 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema)”) to sell part of its real property to Xigema. Xigema is controlled by Aihong Wang, who is a relative of Mr. Zhengyu Wang. We recorded a gain approximately $0.2 million from this deal in fiscal 2021.

Rental income from related parties

Since fiscal 2021, we signed some lease agreements with related parties to lease a part of production facilities to related parties, rent income kept at approximately $0.1 in fiscal 2023,2022 and 2021.

 Gain from disposal subsidiaries

On December 29, 2023, the Company signed a share transfer agreement with a third party to sell 100% equity interest in Jikang Energy and its subsidiary Tantech Bamboo, the Company recorded gain from disposal of approximately $3.6 million in fiscal 2023.

Other income (expense)

Other income was approximately $0.2 million in fiscal 2023 compared to approximately $0.1 million in fiscal 2022. Other income was primarily related to the government subsidy income in fiscal 2023

 Other income was approximately $0.1 million in fiscal 2022 compared to approximately $0.2 million in fiscal 2021. Other income was primarily related to the government subsidy income and material disposal in fiscal 2022.

Income before income taxes

Our income before income tax was approximately $7.4 million in fiscal 2023, an increase of approximately $1.7 million compared to approximately $5.7 million in fiscal 2022. The increase was primarily attributable to a gain of approximately $3.5 million from disposal subsidiaries, offset by an increase of approximately $2.8 million in operating expenses compared to fiscal 2022.

 Our income before income tax was approximately $5.7 million in fiscal 2022, an increase of approximately $14.0 million compared to loss of approximately $8.3 million in fiscal 2021. The increase was primarily attributable to a decrease of approximately $13.4 million in operating expenses compared to fiscal 2021.

Income taxes provision (benefit)

Our income taxes expense was approximately $2.4 million in fiscal 2023, a decrease of approximately $0.8 million or 24.8% from approximately $3.1 million in fiscal 2022. The decreased income tax provision was in line with decreased taxable income in fiscal 2023 compared to fiscal 2022.

Our income taxes expense was approximately $3.1 million in fiscal 2022, an increase of approximately $0.7 million or 29.4% from approximately $2.4 million in fiscal 2021. The increased income tax provision was in line with increased taxable income in fiscal 2022 compared to fiscal 2021.

Net income attributable to common shareholders

Our net income attributable to common stockholders was approximately $5.6 million in fiscal 2023, an increase of approximately $2.6 million from net income attributable to common stockholders approximately $3.0 million in fiscal 2022. The increase of net income was attributable to the factors described above.

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

As of December 31, 2023, we had cash and restricted cash of approximately $29.1 million. Our current assets were approximately $115.7 million and our current liabilities were approximately $17.6 million, which resulted in a current ratio of 6.6:1. Total shareholders’ equity as of December 31, 2023 was approximately $123.0 million.

Our accounts receivable turnover in days were 352 days and 290 days for the year ended December 31, 2023 and 2022, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided bad debt allowance of approximately $4.8 million against the aged accounts receivable balances. Subsequent to December 31, 2023 and through May 16, 2024, the Company collected approximately $7.0 million or 15% of the accounts receivable balance as of December 31, 2023.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2023	2022	2021
Net cash provided by (used in) operating activities	$5,260	$8,293	$(8,090)
Net cash (used in) provided by investing activities	(2,575)	(44,999)	524
Net cash provided by financing activities	7,430	15,292	12,805
Effect of exchange rate changes on cash	28	(3,171)	989
Net increase (decrease) in cash, restricted cash and cash equivalents	10,143	(24,585)	6,228
Cash, restricted cash and cash equivalents, beginning of year	18,982	43,567	37,339
Cash, restricted cash and cash equivalents, end of year	$29,125	$18,982	$43,567

Operating Activities

Net cash provided by operating activities was approximately $5.3 million in fiscal 2023, compared to approximately $8.3 million in fiscal 2022 The change in net cash used in operating activities was primarily attributable to the following factors:

A net income of approximately $5.0 million in fiscal 2023;

An increase of approximately $3.8 million in allowance of receivable for credit losses.

An increase of approximately $1.7 million in account payable;

A decrease of approximately $1.1 million in advance to suppliers.

An increase of approximately $1.1 million in accrued liabilities and other payables.

Offset by the impacts from the following factors:

A gain of approximately $3.6 million from deposal subsidiaries;

A decrease of approximately $3.5 million in account receivable.

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

Investing Activities

Net cash used in investing activities was approximately $2.6 million in fiscal 2023, compared to net cash provided by investing activities of approximately $45.0 million in fiscal 2022. The net cash used in investing activities in fiscal 2023 was primarily attributable to approximately $2.2 million in financing receivable.

Net cash used in investing activities was approximately $45.0 million in fiscal 2022, compared to net cash provided by investing activities of approximately $0.5 million in fiscal 2021. The net cash used in investing activities in fiscal 2022 was primarily attributable to approximately $45.0 million in financing receivable due to commencement of our new commercial factoring business.

Financing Activities

Net cash provided by financing activities was approximately $7.4 million in fiscal 2023, compared to approximately $15.3 million in fiscal 2022. Net cash provided by financing activities in fiscal 2023 was primarily due to two offerings of 2,240,000 common shares, which resulted in net proceeds of approximately $5.8 million and net proceeds of approximately $2.0 million from the issuance of a convertible note in fiscal 2023.

Net cash provided by financing activities was approximately $15.2 million in fiscal 2022, compared to approximately $12.8 million in fiscal 2021. Net cash provided by financing activities in fiscal 2022 was primarily due to one offering of 953,333 common shares, which resulted in net proceeds of approximately $10.1 million in fiscal 2022 and net repayment from related parties of approximately $9.0 million, offset by net repayment of approximately $3.2 million to third parties loans and net repayment of approximately $0.7 million to bank loans.

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

Loan Facilities

As of December 31, 2023, the balance of our bank loans was approximately $2.3 million, the details of all our short-term bank loans are as follows:

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,264,812 (RMB 16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2023 and 2022. We are also a party to certain debt agreements that are secured with pledges on our real property in Tianning located in Lishui, China. But such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2023 and 2022.

	As of	As of
	December 31,	December 31,
	2023	2022
Statutory Reserves	$7,490,398	$7,490,398
Total Restricted Net Assets	$7,490,398	$7,490,398
Consolidated Net Assets	$123,005,232	$115,935,394
Restricted Net Assets as Percentage of Consolidated Net Assets	6.1%	6.5%

Total restricted net assets accounted for approximately 6.1% and 6.5% of our consolidated net assets as of December 31, 2023 and 2022 respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $0.4 million, $0.08 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively for the addition and renovation of our workshops and office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

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

Our Intellectual Property

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 70 registered trademarks about or related to “Charcoal Doctor” and “Shangchi” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2034. This website is not part of this report and is not incorporated by reference herein.

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold six patents on charcoal products and two patents on vehicles. Since the filing of our annual report for the year ended December 31, 2022 in April 2023, we have obtained the following patents, which are effective as of the date of application.

Recent Renewed Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

The invention relates to a grinding machine and an operation method thereof	Shangnilai	Innovation	15-Sep-23	14-Sep-43	202311190159X

An automatic weighing machine	Shangnilai	Utility Model	28-Jul-23	27-Jul-33	202322017177X

The utility model relates to environmental dust removal equipment	Shangnilai	Utility Model	15-Sep-23	14-Sep-33	2023225190847

A kind of barbecue charcoal oven	Shangnilai	Utility Model	28-Jul-23	20-Aug-33	2023222568492

A agitator	Shangnilai	Utility Model	15-Sep-23	7-Aug-33	202322123247X

 Recent Renewed Patents on Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

The utility model relates to an EVA type electric vehicle safety body structure	Shangchi Automobile	Patent for Invention	29-May-18	28-May-38	201810530725.X

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Long-term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common shares and have no readily determinable fair value, the cost method accounting is applied.

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

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2023, which consists of our short-term loan agreements and due to related parties:

	Payment Due by Period
		Less than	1 - 3	3 - 5	More than 5
Contractual Obligations	Total	1 year	years	years	years
Short-Term Debt Obligations	$2,264,812	$2,264,812	$-	$-	$-
Due to related parties	903,467	903,467	-	-	-
Loan payable to third parties	3,522,521	3,522,521	-	-	-
Operating lease commitment	1,446,538	212,508	361,634	348,958	523,438
Total	$8,137,338	$6,903,308	$361,634	$348,958	$523,438

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Wangfeng Yan	48	Chief Executive Officer

Weilin Zhang	57	Chief Financial Officer

Mingqin Dong	35	Chief Operating Officer

Zhengyu Wang	57	Chairman of Board of Directors

Yefang Zhang	59	Director

Mengqi Liao	31	Director (Independent)

Hongdao Qian	62	Director (Independent)

Shudong Wang	75	Director (Independent)

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

Zhengyu Wang has served as our Chairman since July 2014 and was our CEO from July 2014 to December 2019. Mr. Wang also serves as the CEO of EPakia Inc., a wholly owned subsidiary of the Company. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang was the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. from November 2011 to June 2020 and Daxing’anling Forasen Energy Technology Ltd. Co. from March 2009 toDecember 2019, and the executive director and general manager of Harbin Forasen Technology Ltd. Co. from December 2013 to March 2020, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Yefang Zhang has been our director since 2013. Ms. Zhang also serves as the CFO and an internal control manager of EPakia Inc., a wholly owned subsidiary of the Company. Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 62.07% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2023  and 2022.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
	Year	($)	($) (1)	($) (2)	($)
Wangfeng Yan(3)	2023	24,479	-	1,045	25,524
Chief Executive Officer	2022	29,720	-	1,070	30,790

Weilin Zhang(4)	2023	41,337	-	2,725	44,062
Current Chief Financial Officer	2022	44,580		446	45,026

Mingqin Dong(5)	2023	8,473	-	-	8,473
Current Chief Operating Officer	2022		-

(1)	No officer received a bonus in 2023 or 2022.

(2)

Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.

(4)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(5)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2023 to members of our Board of Directors, including directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2023, we had two executive directors, Mr. Zhengyu Wang and Ms. Yefang Zhang, and three Non-Employee directors, Ms. Mengqi Liao, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our executive directors and non-employee directors for fiscal 2023.

					Changes in Pension
	Fees				Value and
	earned			Non-equity	Nonqualified
	or paid	Stock	Option	Incentive Plan	Deferred	All other
	in cash	Awards	Awards	Compensation	Compensation	Compensation		Total
Name	($)	($)	($)	($)	($)	($)(1)		($)
Zhengyu Wang	$35,306	$0	$0	$0	0	$139,486	(2)	$174,792
Yefang Zhang	$0	$0	$0	$0	$0	$124,778	(3)	$124,778
Mengqi Liao	$10,000	$0	$0	$0	$0	$0		$10,000
Shudong Wang	$8,473	$0	$0	$0	$0	$0		$8,473
Hongdao Qian	$8,473	$0	$0	$0	$0	$0		$8,473

(1) Consists of salary paid as an executive officer of subsidiaries of the Company and social security payments required under Chinese and U.S. laws.

(2) Includes (i) salaries paid of $130,274 in aggregate as the CEO of  Epakia Inc. and Manager of Epakia Canada, and (ii) social security payments of $9,212.

(3) Includes (i) salary paid of $120,000 as the CFO and internal control manager of Epakia Inc., and (ii) social security payments of $4,778.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Our Chairman, Zhengyu Wang, is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors generally do not receive any compensation for their services as a director, except for our Chairman of the Board who receives a director’s fee, in addition to salary and other compensation for serving as an executive officer of our subsidiaries. Non-employee directors are entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

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

D. Employees

OUR EMPLOYEES

As of December 31, 2023, we employ a total of 61 full-time employees in the following functions (excluding the employees at Shangchi Automobile):

Lishui & Hangzhou

	Number of Employees
	December 31,	December 31,	December 31,	December 31,
Department	2023	2022	2021	2020
Senior Management	7	5	5	5
Human Resource & Administration	11	7	7	7
Finance	15	11	7	7
Research & Development	3	3	3	3
Production & Procurement	18	22	14	14
Sales & Marketing	7	3	3	3
Total	61	51	39	39

Below is information specifically for our Shangchi Automobile subsidiary.

Shangchi Automobile

	Number of Employees
	December 31	December31,
Department	2023	2022
Senior Management	2	3
Human Resource & Administration	6	6
Finance	2	2
Research & Development	3	6
Production & Procurement	11	28
Sales & Marketing	1	3
Total	25	48

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2023, 2022 and 2021, we contributed approximately $138,000, $134,000 and $96,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019.

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

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB180,000 payable in 12 equal monthly installments of RMB15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement has been renewed and is scheduled to expire on December 5, 2025.

E. Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of June 10, 2024 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 7,844,589 common shares outstanding as of June 10, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 10, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of June 10, 2024, we had 15 shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership(1)	Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO (3)	78	*
Weilin Zhang, CFO	-	-
Mingqin Dong, COO	-	-
Zhengyu Wang (4), Chairman	45,748	*
Yefang Zhang (4), director	45,748	*
Mengqi Liao, independent director	-	-
Shudong Wang, independent director	-	-
Hongdao Qian, independent director	-	-
All directors and executive officers as a group (eight (8) persons)	45,826	*

 * Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

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

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of May 1, 2024, this pool contains shares and options to purchase 169,000 of our common shares, equal more than 10% of the number of common shares outstanding.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our common shares as of June 10, 2024 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 7,844,589 common shares outstanding as of June 10, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 10, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Tantech Holdings (Lishui) Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

	Amount of Beneficial	Percentage
5% Shareholders	Ownership(1)	Ownership
ANSON INVESTMENTS MASTER FUND LP(2)	500,000	6.374%
BIGGER CAPITAL FUND, LP(3)	500,000	6.374%
INTRACOASTAL CAPITAL LLC(4)	500,000	6.374%
TANBSOK GROUP LTD (5)	45,748	0.583%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	Address: 181 Bay Street, Suite 4200, Toronto ON M5J 2T3, Canada.
(3)	Address: 11700 W Charleston Blvd 170-659, Las Vegas, NV 89135
(4)	Address: 2211A Lakeside Drive, Bannockburn, IL 60015
(5)

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

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,”, Tantech entered the following related party transactions for the year ended December 31, 2023, 2022 and 2021 to which it was a participant, in which the amount involved in the transactions is material to Tantech or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Zhengyu Wang	Chairman of Board of Directors
Yefang Zhang	Director
Wangfeng Yan	Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	A company controlled by Wangfeng Yan
Forasen Group	A company controlled by Zhengyu Wang
Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) (i)	A company controlled by Yefang Zhang
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	A company controlled by Yefang Zhang
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	A company controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	A company controlled by Yefang Zhang
Xigema Holding Hangzhou Co., Ltd. (“Xigema”)	A company controlled by Aihong Wang

(i)  Forasen Food no longer as a related party due to its shareholder which was controlled by Yefang Zhang had sold it in September 2021.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2023	2022
Mr. Zhengyu Wang and his affiliates	$756,965	$857,746
Mr. Wangfeng Yan and his affiliates	146,502	189,766
Total	$903,467	$1,047,512

Mr. Zhengyu Wang, Chairman and previous CEO of the Company. As of December 31, 2023 and 2022, the Company borrowed $756,965 and $857,746 from Mr. Zhengyu Wang and his affiliates for working capital purpose, respectively.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $146,502 and $189,766 as of December 31 2023 and 2022, respectively.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

Disposal of fixed asset to related party

On July 29, 2021, Tantech Bamboo entered into a sales agreement with Xigema Holding Hangzhou Co., Ltd. (“Xigema”) to sale part of its real property for an amount of approximately $0.8 million (RMB4,923,564).

Lease arrangement with related party

On July 6, 2020, Tantech Bamboo signed a lease agreement with Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) to lease part of its production facilities of approximately 1,914 square meters to Forasen Food for ten years with monthly rent of approximately $5,900 (RMB38,280). Forasen Food is controlled by Ms. Yefang Zhang who is a director of the Company. For the year ended December 31, 2021, the Company recorded rent income of $68,540 from Forasen Food. This lease agreement was terminated on July 13, 2021.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,200 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is a director of the Company. For the years ended December 31, 2023, 2022 and 2021, the Company recorded rent income of $64,231, $23,001 and $13,086 from Nongmi Food, respectively.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,400 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is a director of the Company. For the years ended December 31,2023, 2022 and 2021, the Company recorded rent income of $28,149, $66,038 and $36,332 from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). Nongmi Ecological is controlled by Ms. Yefang Zhang who is a director of the Company. For the years ended December 31,2023, 2022 and 2021, the Company recorded rent income of $18,937, $nil and $nil from Nongmi Ecological.

Guaranty provided by related parties

Mr. Zhengyu Wang, Ms. Yefang Zhang and Ms. Aihong Wang, as well as Forasen Group, and LJC provided guarantees to the Company’s bank loans.

Guaranty provided for related parties

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for a maximum amount of approximately $1.4 million (RMB10 million) by pledging certain land and building as the collateral for the loan. The guarantee has expired on July 8, 2023.

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

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and us for a debt dispute of total RMB 11.35 million (approximately $1.6 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017.

The People’s Court of Pudong District, Shanghai, China, after trial, ruled on December 15, 2021 that the defendant Shangchi Automobile Co., Ltd. should pay Mr. Hengwei Chen the principal of RMB5.5 million, interest and overdue interest of RMB3,065,497.17 within ten days from the date when the judgment came into effect. The plaintiff’s other claims were rejected.

On January 4, 2022, Shangchi Automobile Co., Ltd. appealed to the appellate court. The Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.7 million (RMB5.1 million) in the accrued liabilities based on the best estimate of the management as of December 31, 2023. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.2 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $23,079  (RMB163,862).

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

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation (for the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau)

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Our company pays a up to 13% value added tax and EIT rates of 15% for Shangchi and 25% for the Company’s others PRC subsidiaries. Shangchi pays a lower EIT rate because Shangchi has been certified as high technology companies and thus enjoys a preferable rate. Shangchi failed to qualify as a high technology company in the year ended December 31, 2023, it was subject to taxation at the standard EIT rate of 25% for enterprise income taxes in the year ended December 31, 2023.

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

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2023, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

As of December 31, 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB160,799 ($22,709) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2023.

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2023, 2022 and 2021, we had adjustments of $(4,220,033), $(9,303,340) and $2,535,599, respectively, for foreign currency translations. See “Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

ITEM 15. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31,2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

YCM CPA Inc. was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2022 and fiscal 2023. Audit services provided by YCM CPA for fiscal 2023 and 2022 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

The following table represents the approximate aggregate fees for services rendered by YCM CPA Inc. for the periods indicated:

	Years ended December 31,
	2023	2022
Audit Fees
YCM CPA Inc.	$280,000	$270,000

Total	$280,000	$270,000

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services in fiscal 2023 and 2022.

Tax Fees

The Company has not paid YCM CPA for tax services in fiscal 2023 and 2022.

All Other Fees

The Company has not paid YCM CPA for any other services in fiscal 2023 and 2022.

Audit Committee Pre-Approval Policies

Before YCM CPA was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by YCM CPA have been so approved.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We regularly monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IT department, to manage the risk assessment and mitigation process.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annually basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In 2023, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd
1.2 (1)	Memorandum of Association of Tantech Holdings Ltd
1.3 *	Amended and Restated Memorandum of Association of Tantech Holdings Ltd
2.1 (2)	Specimen Common Share Certificate
2.2 *	Description of Securities Registered under Section 12 of the Exchange Act
2.3 (3)	Form of Registered Investor Warrant issued on November 24, 2020
2.4 (3)	Form of Unregistered Investor Warrant issued November 24, 2020
2.5 (3)	Form of Placement Agent Warrant issued November 24, 2020
4.1 (4)	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2019
4.2 (4)	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2019
4.3 (4)	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2019
4.4 (10)	Summary Translation of the Lease Agreement between Zhejiang Tantech Energy Technology Co., Ltd and Zhejiang Tantech Bamboo Charcoal Co., Ltd. dated December 10, 2021
4.5 (10)	Translation of the Lease Agreement between Zhangjiagang Jinmao Investment Development Co. LTD and Shangchi Automobile Co., Ltd. dated August 10, 2021
4.6 (10)	Summary Translation of the Lease Agreement between Shenzhen Xinrui Commercial Property Co., Ltd and Shenzhen Yimao New Energy Sales Co., Ltd. dated January 17, 2022
4.7 (3)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC
4.8 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC
4.9 (3)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.10 (3)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.11(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021
4.12(8)	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers
4.13(9)	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated December 2, 2021
4.14(10)	English Translation of Termination Agreement re VIE Structure
8.1 *	List of subsidiaries
11.1 (6)	Code of Ethics

128

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 (11)	2014 Equity Incentive Plan
23.1*	Consent Letter of YCM CPA Inc.
97.1*	Clawback Policy
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File No. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form F-1/A (File No. 333-198788), dated December 15, 2014 and incorporated by reference.

(3)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated by reference.

(4)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on June 30, 2020 and incorporated herein by reference.

(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.

(6)	Previously filed on Form 20-F, dated April 30, 2015 and incorporated by reference.

(7)	Previously filed with our annual report on Form 20-F, File no. 001-36885, filed on April 27, 2021 and incorporated herein by reference.

(8)	Previously filed on Form 6-K, dated May 27, 2021 and incorporated by reference.

(9)	Previously filed on Form 6-K, dated December 6, 2021 and incorporated by reference.

(10)	Previously filed on Form 20-F on July 18, 2022 and incorporated by reference.

(11)	Incorporated by reference to Exhibit 99.1 to Form S-8 (File No. 333-203387) filed on April 13, 2015.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan
Name:	Wangfeng Yan
Title:	Chief Executive Officer

Date: June 11, 2024

130

TANTECH HOLDINGS LTD AND SUBSIDIARIES

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Tantech Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings, Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Estimates of reserves on financing receivables

As described in Note 2 and Note 4 to the consolidated financial statements, as of December 31, 2023, the Company’s consolidated net book value of the financing receivables was $42,543,860, representing receivables arising from the Company’s factoring business. The Company’s management estimates the reserves as well as assessing the recoverability of the pledged receivables. There are uncertainties in estimating reserves and recoverability of these receivables. Reserves estimates depend on the historical collection on the financing activities, related future net cash flows, and other economic factors.

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

PCAOB ID 6781

Irvine, California

June 11, 2024

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2023	2022

Assets
Current Assets
Cash and cash equivalents	$29,091,098	$18,976,684
Restricted cash	34,134	4,827
Accounts receivable, net	41,798,647	40,174,332
Financing receivable, net	42,543,860	43,864,192
Inventories, net	1,235,576	898,686
Advances to suppliers, net	212,284	1,291,998
Prepaid taxes	567,792	494,467
Prepaid expenses and other receivables, net	187,188	1,051,631
Total Current Assets	115,670,579	106,756,817

Other Assets
Property, plant and equipment, net	1,145,503	1,656,442
Intangible assets, net	212,087	184,822
Right of use assets	1,232,323	1,417,088
Long-term investment	23,426,105	24,116,835
Total Non-current Assets	26,016,018	27,375,187
Total Assets	$141,686,597	$134,132,004

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$2,264,812	$3,636,591
Accounts payable	2,309,283	2,118,705
Due to related parties	903,467	1,047,512
Customer deposits	1,207,897	1,826,996
Taxes payable	1,187,350	1,251,975
Loan payable to third parties	3,522,521	-
Lease liabilities-current	163,343	161,480
Convertible note	1,727,694	-
Accrued liabilities and other payables	4,321,793	3,497,532
Total Current Liabilities	17,608,160	13,540,791
Loan payable to third parties-long term loan payable	-	3,395,861
Lease liabilities non-current	1,073,205	1,259,958
Total Liabilities	18,681,365	18,196,610

Stockholders’ Equity
Common stock, no par value, unlimited shares authorized, 3,797,089 and 1,217,906 shares issued and outstanding as of December 31, 2023 and 2022, respectively.
Additional paid-in capital	86,018,933	79,746,608
Statutory reserves	7,490,398	7,490,398
Retained earnings	44,672,926	39,090,079
Accumulated other comprehensive loss	(12,464,273)	(8,242,727)
Total Stockholders’ Equity attributable to the Company	125,717,984	118,084,358
Noncontrolling interest	(2,712,752)	(2,148,964)
Total Stockholders’ Equity	123,005,232	115,935,394
Total Liabilities and Stockholders’ Equity	$141,686,597	$134,132,004

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Loss

	For the Years Ended December 31,
	2023	2022	2021
Revenues	$47,318,420	$53,490,294	$55,263,673
Cost of revenues	37,144,417	43,397,756	44,832,347
Gross Profit	10,174,003	10,092,538	10,431,326

Operating expenses
Selling expenses	228,179	278,013	221,364
General and administrative expenses	7,642,565	5,013,933	8,831,407
Share based compensation	-	-	1,840,000
Research and development expenses	471,194	227,829	8,053,400
Total operating expenses	8,341,938	5,519,775	18,946,171

Income (loss) from operations	1,832,065	4,572,763	(8,514,845)

Other income (expenses)
Change in fair value of convertible note	(165,704)	-	-
Interest income	49,761	208,142	117,735
Interest expense	(421,085)	(602,037)	(740,400)
Financing interest income	2,180,970	1,400,227	-
Rental income from related party	111,317	89,039	117,958
Gain from sale property to a related party	-	-	545,874
Gain from disposal subsidiaries	3,555,235	-	-
Other income (loss), net	239,476	60,031	210,176
Total other income	5,549,970	1,155,402	251,343

Income (loss) before income tax	7,382,035	5,728,165	(8,263,502)
Income tax provision	2,364,489	3,141,969	2,429,480
Net income (loss)	5,017,546	2,586,196	(10,692,982)
Less: net loss attributable to noncontrolling interest	(565,301)	(434,873)	(2,334,853)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$5,582,847	$3,021,069	$(8,358,129)

Net income (loss)	5,017,546	2,586,196	(10,692,982)
Other comprehensive income (loss):
Foreign currency translation adjustment	(4,220,033)	(9,303,340)	2,535,599
Comprehensive income (loss)	797,513	(6,717,144)	(8,157,383)
Less: Comprehensive loss attributable to noncontrolling interest	(563,788)	(424,337)	(2,363,473)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd	$1,361,301	$(6,292,807)	$(5,793,910)

Earnings (loss) per share - Basic and Diluted
Basic	$2.02	$3.03	$(48.35)
Diluted	$2.02	$3.00	$(48.35)

Weighted Average Shares Outstanding
Basic	2,767,449	996,934	172,864
Diluted	2,767,449	1,006,169	172,864

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders’ Equity

						Accumulated
	Common	Additional			Non	Other	Total
	Stock	Paid in	Statutory	Retained	Controlling	Comprehensive	Stockholders’
	Shares	Capital	Reserves	Earnings	Interest	Income (loss)	Equity
Balance at January 1, 2021	149,554	$48,428,075	$6,437,506	$45,480,031	$638,846	$(1,493,070)	$99,491,388
Issuance of common stock for private placement	110,419	19,362,706	-	-	-	-	19,362,706
Issuance of common stock for compensation	6,667	1,840,000	-	-	-	-	1,840,000
Appropriation of retained earnings to statutory reserve fund	-	-	437,108	(437,108)	-	-	-
Foreign currency translation adjustment	-	-	-		(28,620)	2,564,219	2,535,599
Net loss	-	-	-	(8,358,129)	(2,334,853)	-	(10,692,982)
Balance at December 31, 2021	266,640	$69,630,781	$6,874,614	$36,684,794	$(1,724,627)	$1,071,149	$112,536,711
Issuance of common stock for private placement	953,333	10,120,400	-	-	-	-	10,120,400
Cancellation of common stock due to reverse split	(2,067)	(4,573)	-	-	-	-	(4,573)
Foreign currency translation adjustment	-	-	-	-	10,536	(9,313,876)	(9,303,340)
Appropriation of retained earnings to statutory reserve fund	-	-	615,784	(615,784)	-	-	-
Net income	-	-	-	3,021,069	(434,873)	-	2,586,196
Balance at December 31, 2022	1,217,906	79,746,608	7,490,398	39,090,079	(2,148,964)	(8,242,727)	115,935,394
Proceeds received from issuance of common shares	2,240,000	5,834,325	-	-	-	-	5,834,325
Conversion of convertible note	339,183	438,000	-	-	-	-	438,000
Foreign currency translation adjustment	-	-	-	-	1,513	(4,221,546)	(4,220,033)
Net income	-	-	-	5,582,847	(565,301)	-	5,017,546
Balance at December 31, 2023	3,797,089	$86,018,933	$7,490,398	$44,672,926	$(2,712,752)	$(12,464,273)	$123,005,232

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	$5,017,546	$2,586,196	$(10,692,982)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance for credit losses - accounts receivable	727,747	738,922	(52,789)
(Reversal of) allowance for credit losses - advance to suppliers	(17,223)	49,038	(142,799)
Allowance for credit losses - prepaid expenses and other receivables	798,132	-	-
Allowance for credit losses -financing receivable	2,245,159	-	-
Write off manufacturing rebate receivable	-	-	5,819,059
Share based compensation	-	-	1,840,000
Inventory reserve	-	51,676	359,501
Depreciation expense	291,511	344,852	444,462
Amortization of intangible asset	11,171	8,356	472,140
Change in fair value of convertible note	165,704	-	-
Amortization of right of use assets	144,566	347,127	44,964
Gain from disposal of property, plant and equipment	(472)	(6,291)	(545,844)
Gain on disposal subsidiaries	(3,555,235)	-	-
Contingent liability	-	-	535,389
Changes in operating assets and liabilities:
Accounts receivable	(3,508,140)	673,738	(9,573,463)
Advances to suppliers	1,062,731	1,885,042	3,694,066
Advances to suppliers - related party	-	-	1,550,000
Inventory	(360,064)	43,811	(737,552)
Prepaid expenses and other receivables	38,648	(296,077)	(768,288)
Accounts payable	1,673,800	671,669	(16,266)
Accrued liabilities and other payables	1,106,476	1,560,046	(323,441)
Customer deposits	(389,292)	(1,518,851)	318,875
Lease liabilities	(144,566)	(366,772)	(19,824)
Taxes payable	(47,909)	1,520,519	(295,666)
Net cash provided by (used in) operating activities	5,260,290	8,293,001	(8,090,458)

Cash flows from investing activities
Acquisition of property, plant and equipment	(182,988)	(79,273)	(220,308)
Proceeds from disposal of property, plant and equipment	1,645	35,792	748,612
Additions to intangible assets	(213,170)	(2,692)	(4,220)
Financing receivable	(2,180,970)	(44,953,234)	-
Net cash (used in) provided by investing activities	(2,575,483)	(44,999,407)	524,084

Cash flows from financing activities
Proceeds from loans from third parties	224,521	-	6,917,589
Repayment of loans from third parties	-	(3,151,786)	(310,000)
Bank acceptance notes payable, net of repayment	-	-	(1,772,550)
Cancellation of common stock due to reverse split	-	(4,573)	-
Proceeds from bank loans	-	3,875,478	7,774,800
Repayment of bank loans	(423,675)	(4,618,488)	(8,738,900)
Proceeds from (repayment of) loans from related parties, net	(205,603)	9,071,272	(10,428,196)
Proceeds from convertible note	1,999,990	-	-
Proceeds from issuance of common stock and warrants	5,834,325	10,120,400	19,362,706
Net cash provided by financing activities	7,429,558	15,292,303	12,805,449

Effect of exchange rate changes on cash, restricted cash and cash equivalents	29,356	(3,171,267)	988,502

Net increase (decrease) in cash, restricted cash and cash equivalents	10,143,721	(24,585,370)	6,227,577

Cash, restricted cash and cash equivalents, beginning of year	18,981,511	43,566,881	37,339,304

Cash, restricted cash and cash equivalents, end of year	$29,125,232	$18,981,511	$43,566,881

Supplemental disclosure information:
Income taxes paid	$2,290,143	$2,590,282	$2,278,134
Interest paid	$92,181	$474,579	$265,248

Non-cash transactions of investing and financing activities
Conversion of convertible note	$438,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. On August 3, 2021, Tantech completed dismantling its VIE structure. As of December 31, 2023, details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Biodegradable packaging business

EPakia Canada Inc. (“EPakia Canada”) (i)	July 12, 2022	Canada	100% by the Parent	Biodegradable packaging business

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business (continued)

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) (iii)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) (ii)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Zhugu Xingqi Technology Co., Ltd. (“Zhugu Xingqi”)	August 10, 2023	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) (ii)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Jiangshanilai Technology Co., Ltd. (“Shangnilai”) (iv)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles

Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry

Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles

Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business

Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles

Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry

China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry

First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

(i) EPakia Canada was deregistered on April 3, 2024.

(ii) On December 29, 2023, Lishui Xincai signed a share transfer agreement with a third party to sell its 100% equity interest in Jikang Energy and Tantech Bamboo for consideration of approximately $0.7 million (RMB5.0 million). The disposition is not considered a strategic shift to the Group’s business nor have a major effect on the Group’s operation and financial results, therefore, no discontinued operations were presented.

(iii) On March 16, 2024, Lishui Xincai signed a share transfer agreement with a third party to sell its 100% equity interest in Tantech Charcoal for consideration of approximately $0.3 million (RMB1.8 million). The disposition is not considered a strategic shift to the Group’s business nor have a major effect on the Group’s operation and financial results, therefore, no discontinued operations were presented.

(iv) On January 31, 2024, Zhejiang Shangchi New Energy Automobile Co., Ltd (“Zhejiang Shangchi”) changed its name to Zhejiang Jiangshangnilai Technology Co., Ltd (“Shangnilai”).

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note	$-	$-	$1,727,694	$1,727,694
Total	$-	$-	$1,727,694	$1,727,694

The following is a reconciliation of the beginning and ending balances for convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2023:

December 31,
2023
Opening balance	$-
New convertible note issued	1,999,990
Change in fair value of convertible note	165,704
Conversion of convertible notes	(438,000)
Ending balance	$1,727,694

The Company did not have financial liabilities measured at fair value on a recurring basis as of December 31, 2022.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2023 and 2022, the Company has approximately $29.1 million and $19.0 million, respectively, of cash in banks, most held in the banks located in the mainland of China.

Restricted Cash

As of December 31, 2023 and 2022, the Company’s restricted cash represents the cash of $34,134 and $4,827 remains frozen in the bank accounts of one of the Company’s subsidiaries as the result of the ongoing lawsuit filed by Mr. Hengwei Chen to against the Company (see Note 14).

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

Accounts receivable, net

Accounts receivable is presented at invoiced amount net of an allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Financing receivable, net

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

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to suppliers, net

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

Property, plant and equipment, net

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	3 - 20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

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

Intangible assets, net

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2023		December 31, 2022		December 31, 2021
US$: RMB exchange rate	Period End	$7.0999	Period End	$6.8972	Period End	$6.3726
	Average	$7.0809	Average	$6.7290	Average	$6.4508

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

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of December 31, 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of December 31, 2023 and 2022.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate range up to 13%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

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

Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, approximately $29.1 million and $19.0 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $28.9 million and $18.7 million as of December 31, 2023 and 2022, respectively.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

Note 3 - Accounts Receivable, net

Accounts receivable consisted of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	$46,562,210	$44,331,093
Allowance for credit losses	(4,763,563)	(4,156,761)
Accounts receivable, net	$41,798,647	$40,174,332

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of year	$4,156,761	$3,717,708
Change of allowance for credit losses	727,747	738,922
Write off	-	-
Translation adjustments	(120,945)	(299,869)
Balance at end of year	$4,763,563	$4,156,761

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Financing Receivable, net

The Company’s financing receivable was $42,543,860 and $43,864,192 as of December 31, 2023 and 2022, respectively. Starting in June, 2022, the Company provided factoring financing service. The financing receivable is secured by pledged accounts receivable with stated owned entities and reputable companies, which has carrying value of $44,837,220 and is in excess of the financing provided. The term of the financing receivables is generally within 12 months with annual interest of 6.5%, and extended more 12 months with annual interest of 4.8%. The interest and principal of financing are due upon maturity. The principal and interest receivable of the financing amounted to $41,197,763 and $3,585,248 as of December 31, 2023, respectively.  For the year ended December 31, 2023 and 2022, the Company recognized net financing interest income of $2,180,970 and $1,400,227, respectively.

Financing receivable consisted of the following:

	December 31,	December 31,
	2023	2022
Financing receivable	$44,783,011	$43,864,192
Allowance for credit losses	(2,239,151)	-
Financing s receivable, net	$42,543,860	$43,864,192

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of year	$-	$-
Change of allowance for credit losses	2,245,159	-
Write off	-	-
Translation adjustments	(6,008)	-
Balance at end of year	$2,239,151	$-

Note 5 – Inventory, net

Inventory consisted of the following:

	December 31,	December 31,
	2023	2022
Raw materials	$539,916	$158,093
Finished products	31,871	351,867
Work in process	663,789	388,726
Total Inventory	$1,235,576	$898,686

For the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory markdown in the amounts of $nil, $51,676 and $359,501, respectively.

Note 6 - Advances to Suppliers, net

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2023	2022
Advances to suppliers	$258,855	$1,357,625
Allowance for doubtful accounts	(46,571)	(65,627)
Advances to suppliers, net	$212,284	$1,291,998

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of period	$65,627	$38,746
Change of allowance for credit losses	(17,223)	49,038
Write off	-	(18,030)
Translation adjustments	(1,833)	(4,127)
Balance at end of period	$46,571	$65,627

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31,	December 31,
	2023	2022
Building	$663,711	$4,831,806
Machinery and Production equipment	1,500,131	1,214,709
Electronic equipment	108,699	193,652
Office equipment	36,467	49,899
Automobiles	243,683	292,251
Construction in progress	-	377,300
Subtotal	2,552,691	6,959,617
Less: Accumulated depreciation	(1,407,188)	(5,303,175)
Property, plant and equipment, net	$1,145,503	$1,656,442

Depreciation expense was $291,511, $344,852 and $444,462 for the years ended December 31, 2023, 2022 and 2021, respectively, As of December 31, 2023 and 2022, building with net book value of $nil and $351,128 respectively, were pledged as collateral for bank loans (Note 10).

Note 8 - Intangible Assets, net

Intangible assets stated at cost less accumulated depreciation amortization consisted of the following:

	December 31,	December 31,
	2023	2022
Software	$24,045	$31,126
Land use rights*	-	290,606
Patents	4,438,011	4,350,000
Subtotal	4,462,056	4,671,732
Less: Accumulated amortization	(4,249,969)	(4,486,910)
Intangible assets, net	$212,087	$184,822

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of December 31, 2023 and 2022, land use rights with net book value of $nil and $179,207, respectively, were pledged as collateral for bank loans (Note 10). Amortization expense for intangible assets totaled $11,171, $8,356 and $472,140 for the years ended December 31, 2023, 2022 and 2021, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Leases

Effective January 1, 2019, the Company adopted ASC 842, the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on retained earnings as of December 31, 2023. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. The rental expense for the years ended December 31, 2023, 2022 and 2021 were $505,939, $420,235 and $427,493, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2023	2022
Right-of-use assets, net	$1,232,323	$1,417,088

Operating lease liabilities - current	163,343	161,480
Operating lease liabilities - non-current	1,073,205	1,259,958
Total operating lease liabilities	$1,236,548	$1,421,438

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term (years)	7.77	8.74
Weighted average discount rate	4.50%	4.50%

The following is a schedule of maturities of lease liabilities as of December 31, 2023:

Twelve months ending December 31,
2024	$212,508
2025	187,155
2026	174,479
2027	174,479
2028	174,479
Thereafter	523,438
Total future minimum lease payments	1,446,538
Less: imputed interest	209,990
Total	$1,236,548

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	December 31,	December 31,
	2023	2022
Loan payable to Bank of China Lishui Branch	$2,264,812	$2,331,591
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	-	1,305,000
Total	$2,264,812	$3,636,591

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,264,812 (RMB 16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

On September 29, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,408,471 (RMB10.0 million) for one year with fixed annual interest rate 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang., and one unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd., The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.1 million (RMB29,090,000). As of December 31, 2023, the Company repaid $422,541 (RMB3.0 million), The outstanding balance was $845,082 (RMB6.0 million), which was settled with the disposal of Tantech Bamboo.

For the years ended December 31, 2023, 2022 and 2021, the interest expense related to bank loans was $88,762, $188,717 and $265,248, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Loan Payable to Third Parties

	December 31,	December 31,
	2023	2022
Loan payable to third parties	$3,522,521	$-
Loan payable to third parties-long term	-	3,395,861
Total	$3,522,521	$3,395,861

On December 17, 2021, the Company borrowed $7.0 million from two third parties, the amounts are unsecured with interest rate 6% per annum and with one year term from December 17, 2021 to December 16, 2022, the balance was $3,395,861 as of December 16, 2022, the remaining balance was extended to December 15, 2024, interest rate 6% per annum. As of December 31, 2023, the remaining principal and interest balance was $3,522,521. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights.

In February 2023, the Company borrowed $694,955 from one third party, the amounts are unsecured with interest rate 6% per annum and with one year term. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights. This loan was fully repaid on October 7, 2023.

Note 12 – Convertible note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “Note”), convertible into ordinary shares of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The Note bears interest at a rate of 7% per annum compounding daily. Pursuant to the convertible note agreement, the conversion price is 80% the lower of: (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured; or (ii) the average closing price of the common shares for the five trading days immediately preceding the date the redemption conversion price is measured, but not lower than $1.2 (the “Floor Price”). All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. For the year ended December 31, 2023, the Note were partially converted into 339,183 common shares of the Company The fair value of the Note immediately prior to conversion was assessed at $438,000. The fair value of the Note was $1,727,694 as of December 31, 2023. For the year ended December 31, 2023, the Company recognized a loss of change in fair value of convertible note of $165,704. Due to the significant drop in market price, Streeterville and the Company reached a forbearance agreement on January 12, 2024. Pursuant to the forbearance agreement, the Company shall compensate $180,247 to Streeterville. As of January 12, 2024, the outstanding balance remaining under this convertible note was $1,982,717.

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

	June 29, 2023	December 31, 2023
Risk-free interest rate	5.419%	4.77%
Expected life	1 year	0.5 year
Share price	$2.68	$1.19
Volatility	142%	135%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Related Party Balances and Transactions

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Zhengyu Wang	Chairman of Board of Directors
Yefang Zhang	Director
Wangfeng Yan	Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	A company controlled by Wangfeng Yan
Forasen Group	A company controlled by Zhengyu Wang
Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) (i)	A company controlled by Yefang Zhang
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	A company controlled by Yefang Zhang
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	A company controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	A company controlled by Yefang Zhang
Xigema Holding Hangzhou Co., Ltd. (“Xigema”)	A company controlled by Aihong Wang

(i) Forasen Food no longer as a related party due to its shareholder which was controlled by Yefang Zhang had sold it in September 2021.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2023	2022
Mr. Zhengyu Wang and his affiliates	$756,965	$857,746
Mr. Wangfeng Yan, and his affiliates	146,502	189,766
Total	$903,467	$1,047,512

Mr. Zhengyu Wang, Chairman and previous CEO of the Company, As of December 31, 2023 and 2022, the Company borrowed $756,965 and $857,746 from Mr. Zhengyu Wang and his affiliates for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $146,502 and $189,766 as of December 31, 2023 and 2022, respectively.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Related Party Balances and Transactions (continued)

Lease arrangement with related party (continued)

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,200 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31, 2023, 2022 and 2021, the Company recorded rent income of $64,231, $23,001 and $13,086 from Nongmi Food, respectively.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,400 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31,2023, 2022 and 2021, the Company recorded rent income of $28,149, $66,038 and $36,332 from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). Nongmi Ecological is controlled by Ms. Yefang Zhang who is the director of the Company. For the years ended December 31,2023, 2022 and 2021, the Company recorded rent income of $18,937, $nil and $nil from Nongmi Ecological.

Guaranty provided by related parties

Mr. Zhengyu Wang, Ms. Yefang Zhang and Ms. Aihong Wang, Forasen Group and LJC provided guarantees to the Company’s bank loans (See Note 10).

Guaranty provided for related parties

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.4 million (RMB10 million) by pledging certain land and building as the collateral for the loan. The guarantee has expired on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Note 14 - Commitments and Contingencies

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.6 million (RMB11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.3 million (RMB8.95 million). The Company filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.7 million (RMB5.1 million) in the accrued liabilities based on the best estimate of the management as of December 31, 2023. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.2 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $23,079 (RMB163,862).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Stockholders’ Equity

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

On May 26, 2023, the Company’s Board approved to change the authorized number of common shares from 2.5 million to 500 million.

On April 23, 2024, the Company’s Board approved to issue an unlimited number of common shares of no par value each.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Stockholders’ Equity (continued)

Issuance of common shares (continued)

On June 7, 2021, the Company completed an offering of 22,417 common shares at an offering price of 312.0 per share for total net proceeds of $6,939,000 after deducting legal costs related to the offering.

On July 15, 2021, the Company increased its authorized shares from 208,333 to 2,500,000 shares.

On December 6, 2021, the Company completed an offering of 88,002 common shares at an offering price of 156.0 per share for total net proceeds of $12,423,706 after deducting legal costs related to the offering.

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

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,000,000 common shares at a price of $2.80 per share, the net proceeds of $2,779,325 after deducting related expenses. The transaction was closed on March 22, 2023.

On June 26, 2023, the Company entered into a securities purchase agreement with six individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,240,000 common shares at a price of $2.5 per share, the net proceeds of $3,055,000 after deducting related expenses. The transaction was closed on June 30, 2023.

Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 4,493 common shares, consisting of 3,940 common shares exercisable underlying investor warrants and 553 common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $1,020.0 per share and $1,122.0 per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Stockholders’ Equity (continued)

During the year ended December 31, 2020, 3,936 common shares were issued upon excise of investor warrants at $0.24 per share. The exercise price of such warrants was reduced from $1,020.0 per share to $0.24 per share by virtue of the Company’s entry into a securities purchase agreement on November 20, 2020. These warrants were expired on September 27, 2022.

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

As of December 31, 2023 and 2022, the total number of common shares underlying registered and unregistered warrants outstanding was 25,250 and 26,765 warrants outstanding, respectively. A summary of common shares underlying registered and unregistered warrants activity for the years ended December 31, 2023, 2022 and 2021 was as follows:

	Number of warrants	Weighted average exercise price per share $ per share	Weighted average life Years

Balance of warrants outstanding as of December 31, 2021	27,322	448.51	3.73
Balance of warrants exercisable as of December 31, 2021	27,322	448.51	3.73
Granted	-	-	-
Forfeited	(557)	-	-
Balance of warrants outstanding as of December 31, 2022	26,765	35.98	2.79
Balance of warrants exercisable as of December 31, 2022	26,765	-	-
Granted	-	-	-
Forfeited	(1,515)	-	-
Balance of warrants outstanding as of December 31, 2023	25,250	11.32	1.79
Balance of warrants exercisable as of December 31, 2023	25,250	11.32	1.79

Conversion of convertible note

On June 29, 2023, the Company issued convertible note in the principal amount of $ $2,160,000 to an investor. The Note was partially converted into 339,183 common shares with conversion prices ranging from $1.2-$1.848 during the year ended December 31, 2023. The fair value of the convertible note immediately prior to conversion was assessed at $438,000.

Note 16 - Non-controlling Interests

A reconciliation of non-controlling interest as of December 31, 2023 and 2022 is as follows:

	December 31,	December 31,
	2023	2022
Beginning Balance	$(2,148,964)	$(1,724,627)
Proportionate shares of net loss	(565,301)	(434,873)
Foreign currency translation adjustment	1,513	10,536
Total	$(2,712,752)	$(2,148,964)

As of December 31, 2023 and 2022, the non-controlling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Long Term Investments

On January 10, 2018, the Company invested approximately $16.9 million (or RMB120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11‑square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023. On October 16, 2023, the government has approved to extend the right for 5 more years.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6.5 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

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

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $6.5 million (RMB46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Due to the fact that the Company did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the years ended December 31, 2023, 2022 and 2021, the Company did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Prepaid value-added tax	$563,058	$491,772
Others	4,734	2,695
Total	$567,792	$494,467

Taxes Payable

Taxes payable as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Corporation income tax payable	$1,033,043	$987,169
Other tax payable	154,307	264,806
Total	$1,187,350	$1,251,975

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

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high-tech company on December 7, 2017 and renewed on December 2, 2020, which valid for three calendar years of 2020 to 2022. Shangchi Automobile was subject to income tax rate of 15%. The high-tech certificate of Shangchi Automobile expired in the year ended December 31, 2023.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2023, 2022 and 2021:

	Years ended December 31,
	2023	2022	2021
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact	4%	9%	(17)%
Permanent difference and others	(6)%	9%	1%
Changes of deferred tax assets valuation allowances	9%	12%	(38)%
Total	32%	55%	(29)%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Taxes (continued)

The income tax expense consisted of the following:

	Years ended December 31,
	2023	2022	2021
Current	$2,364,489	$3,141,969	$2,429,480
Deferred	-	-	-
Total	$2,364,489	$3,141,969	$2,429,480

Significant components of deferred tax assets are as follows:

	December 31,	December 31,
	2023	2022
Deferred tax assets:
Allowance for doubtful accounts and other markdown and impairments	$8,658,218	$8,230,237
Valuation allowance	(8,658,218)	(8,230,237)
Total	$-	$-

At December 31, 2023 and 2022, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of December 31, 2023 and 2022, the valuation allowance was $8,658,218 and $8,230,237, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 19 – Earnings per share

Basic net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted-average shares outstanding during the relevant period. Diluted net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of unexercised warrants. As of December 31, 2023 and 2022, the total number of registered and unregistered warrants outstanding was 25,250 and 26,765, respectively. For the year ended December 31, 2023, no warrants were included in diluted income per share since the exercise prices for the warrants were higher than the average market price.  For the year ended December 31, 2022, 9,235 warrants were included in diluted income per share since the exercise prices for the warrants were lower than the average market price. For the year ended December 31, 2021, no warrants were included in the diluted loss per share as they would be anti-dilutive.

The following table presents a reconciliation of basic and diluted earing per share:

	For the years ended December 31,
	2023	2022	2021
Net income (loss) attributable to common shareholders of Tantech Holdings Ltd.	$5,582,847	$3,021,069	$(8,358,129)
Weighted average shares Outstanding - Basic	2,767,449	996,934	172,864
Dilutive securities -unexercised warrants	-	9,235	-
Weighted average shares outstanding – diluted	2,767,449	1,006,169	172,864
Earnings (loss) per share - Basic	$2.02	$3.03	$(48.35)
Earnings (loss) per share – Diluted	$2.02	$3.00	$(48.35)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  Effective in fiscal 2023, the Company combined biodegradable packaging business into consumer products segment. This business segment change is consistent with internal management structure and reporting changes effective for fiscal 2023. Prior periods were revised to reflect retrospective application of this segment realignment. As a result, the Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: consumer products and electric vehicles (“EV”). Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China well as biodegradable packaging business. The EV segment manufactures and sell electric vehicles. Management, including the chief operating decision maker, reviews operation results of consumer products and EV segments separately.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 31, 2023, 2022 and 2021, respectively.

	Consumer product			EV			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Revenue from external customers	$44,631,116	$52,969,669	$53,411,271	$2,687,304	$520,625	$1,852,402	$47,318,420	$53,490,294	$55,263,673
Cost of revenue	34,739,698	42,859,530	43,427,306	2,404,719	538,226	1,405,041	37,144,417	43,397,756	44,832,347
Gross profit	9,891,418	10,110,139	9,983,965	282,585	(17,601)	447,361	10,174,003	10,092,538	10,431,326
Interest expenses	301,467	476,173	265,248	119,618	125,864	475,152	421,085	602,037	740,400
Depreciation & amortization	209,750	237,334	271,536	92,932	115,874	645,066	302,682	353,208	916,602
Capital expenditure	213,601	4,264	11,417	182,557	77,701	213,111	396,158	81,965	224,528
Segment assets	138,747,584	129,508,454	128,727,344	2,939,013	4,623,550	5,799,714	141,686,597	134,132,004	134,527,058
Segment profit	$7,135,165	$4,299,894	$4,810,563	$(2,117,619)	$(1,713,698)	$(15,503,545)	$5,017,546	$2,586,196	$(10,692,982)

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2023	2022	2021
Revenue from China	$45,735,053	$53,475,870	$55,263,673
Revenue directly from foreign countries	1,583,367	14,424	-
Total Revenue	$47,318,420	$53,490,294	$55,263,673

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2023, three major customers accounted for approximately 25%, 23% and 23% of the Company’s total sales, respectively. For the year ended December 31, 2022, three major customers accounted for approximately 26%, 21% and 18% of the Company’s total sales, respectively. For the year ended December 31, 2021, four major customers accounted for approximately 21%, 19%, 19% and 13% of the Company’ s total sales, respectively.

As of December 31, 2023, three customers accounted for approximately 28%, 27% and 26% of the Company’s accounts receivable balance.

As of December 31, 2022, three customers accounted for approximately 33%, 25% and 25% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2023, three major suppliers accounted for approximately 42%, 18%, and 10% of the Company’s total purchases, respectively. For the year ended December 31, 2022, three major suppliers accounted for approximately 31%, 26%, and 11% of the Company’s total purchases, respectively. For the year ended December 31, 2021, two major suppliers accounted for approximately 46% and 19% of the Company’s total purchases, respectively.

Note 22 - Subsequent Events

Disposition of subsidiary

On March 16, 2024, Lishui Xincai signed a share transfer agreement with a third party to sell its 100% equity interest in Tantech Charcoal for consideration of approximately $0.3 million (RMB1.8 million). The disposition is not considered a strategic shift to the Group’s business nor have a major effect on the Group’s operation and financial results, therefore, no discontinued operations were presented.

Private placement

On May 1, 2024, the Company completed a private placement and issued an aggregate of 4,200,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”).

The Pre-Funded Warrants is immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $0.75 per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants will be exercisable following the Reset Date, will have an exercise price of $0.0001 per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and number of Common Shares issuable under the Series A Warrants are subject to adjustment and the number of Common Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Common Shares during a period of 10 trading days, subject to a pricing floor of $0.137 per Common Share, such that the maximum number of Common Shares underlying the Series A Warrants and Series B Warrants would be an aggregate of approximately 8,400,000 shares and 11,128,470 shares, respectively. The Company expects to file a resale registration statement covering all of the registrable securities on behalf the purchasers pursuant to a registration rights agreement entered into with the Purchasers in connection with the Private Placement.

