Form 20-F
period 2024-12-31
TANTECH HOLDINGS LTD
filed 2025-05-15
CIK 1588084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

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

Common Shares

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report was: 1,132,658*

(* Retrospectively adjusted to reflect the one-for-forty share consolidation effected on February 13, 2025)

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

The securities registered under the Securities Act and the Exchange Act are of the offshore holding company, Tantech Holdings Ltd, a British Virgin Islands company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the U.S., and the holding company does not conduct operations in China or the U.S.

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

Prior to August 3, 2021, we controlled Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”), Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) and Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao,” and together with Shangchi Automobile, the “Disposed Subsidiaries”)) through a series of contractual arrangements (the “VIE Agreements”). Pursuant to the VIE Agreements, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”) had the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. We previously controlled Shangchi Automobile through the VIE agreements because the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”), a principal regulation governing foreign ownership of businesses in the PRC, expressly prohibited direct foreign investment over 50% in automobile industry. In 2018, the Catalogue was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”). According to the Negative List, foreign investors may invest fully in the business that Shangchi Automobile is conducting. After the VIE structure was dismantled in August 2021, we controlled Shangchi Automobile through an aggregate of 70% indirect ownership.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct a substantial portion of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including but not limited to the following material licenses and permits: the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and before May 2025, our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which was the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles. As of the date of this report, as advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this annual report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our offering and listing on Nasdaq in future.

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

For more detailed information, see “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in China.”

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

Our current auditor, YCM CPA INC., headquartered in Irvine, California, is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA INC. has been subjected to PCAOB inspections and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditors to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

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

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our common shares.

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

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. In addition, in accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our mainland China subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the year ended December 31, 2022, the Company provided working capital loans of $8.9 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited; $350,000 in aggregate to our wholly owned subsidiary, EPakia Inc.; $20,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.; and $2,000 in aggregate to our wholly owned subsidiary, EAG International Vantage Capitals Limited.

For the year ended December 31, 2023, the Company provided working capital loans of $5.9 million in aggregate to our wholly owned subsidiary, Tantech Bamboo Charcoal Co., Ltd.; $890,000 in aggregate to our wholly owned subsidiary, EPakia Inc., and $30,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.

For the year ended December 31, 2024, the Company provided working capital loans of $7.3 million in aggregate to our wholly owned subsidiary, EPakia Inc.

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

A. Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2024, 2023 and 2022. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars, except share and per share data)

Statement of operations data:

	For the year ended December 31,
	2024	2023	2022
Revenues	$42,940	$44,631	$52,970
Gross profit	8,943	9,717	10,110
Operating expenses	4,959	6,058	4,176
Income from operations	3,984	3,659	5,934
Income before income tax	624	9,267	7,180
Income tax provision	3,111	2,364	3,142
Net income (loss) from continuing operations	(2,487)	6,903	4,038
Net loss from discontinued operations	(1,079)	(1,885)	(1,452)
Net income (loss)	(3,566)	5,018	2,586
Net loss attributable to the non-controlling interest	(324)	(565)	(435)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(3,242)	$5,583	$3,021
Earnings (loss)per share- Basic	$(7.66)	$80.69	$121.21
Earnings(loss) from continuing operations per share- Diluted	$(7.66)	$80.69	$120.10

Balance sheet data:

	As of December 31,
	2024	2023	2022
Working capital	$106,047	$98,063	$93,216
Current assets	117,803	115,671	106,757
Total assets	142,952	141,687	134,132
Current liabilities	11,756	17,608	13,541
Total liabilities	14,676	18,682	18,197
Total equity	128,276	$123,005	$115,935

Selected Consolidated Financial Schedule

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$707	$42,233	$-	$42,940
Income for equity method investment	$5,378	$-	$-	$(5,378)	$-
Net loss	$(3,242)	$(946)	$5,994	$(5,372)	$(3,566)
Comprehensive income loss	$(3,160)	$(946)	$6,686	$(6,059)	$(3,479)

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$1,583	$43,485	$(437)	$44,631
Income for equity method investment	$6,677	$-	$-	$(6,677)	$-
Net income	$5,583	$(834)	$6,931	$(6,662)	$5,018
Comprehensive income	$1,361	$(834)	$4,965	$(4,694)	$798

	For the year ended December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$14	$53,093	$(137)	$52,970
Income for equity method investment	$4,243	$-	$-	$(4,243)	$-
Net income	$3,021	$(288)	$4,118	$(4,265)	$2,586
Comprehensive loss	$(6,293)	$(288)	$(1,235)	$1,099	$(6,717)

	As of December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	$46	$158	$34,987	$-	$35,191
Total current assets	$70,694	$2,337	$115,405	$(70,633)	$117,803
Investments in subsidiaries	$65,446	$-	$-	$(65,446)	$-
Total non-current assets	$65,446	$61	$25,088	$(65,446)	$25,149
Total assets	$136,140	$2,398	$140,493	$(136,079)	$142,952
Total liabilities	$4,832	$7,187	$66,916	$(64,259)	$14,676
Total equity	$131,308	$(4,789)	$73,577	$(71,820)	$128,276
Total liabilities and equity	$136,140	$2,398	$140,493	$(136,079)	$142,952

	As of December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	$9	$3	$29,050	$-	$29,062
Total current assets	$59,794	$744	$114,915	$(59,782)	$115,671
Investments in subsidiaries	$68,808	$-	$-	$(68,808)	$-
Total non-current assets	$68,808	$-	$17,356	$(60,148)	$26,016
Total assets	$128,602	$744	$132,271	$(119,930)	$141,687
Total liabilities	$2,884	$1,866	$67,938	$(54,006)	$18,682
Total equity	$125,718	$(1,122)	$64,333	$(65,924)	$123,005
Total liabilities and equity	$128,602	$744	$132,271	$(119,930)	$141,687

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$873	$(6,863)	$9,975	$-	$3,985
Net cash provided by (used in) investing activities	$(7,299)	$(63)	$(1,859)	$7,299	$(1,922)
Net cash provided by (used in) financing activities	$6,463	$7,081	$(2,776)	$(7,299)	$3,469

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,027)	$(1,053)	$7,340	$-	$5,260
Net cash provided by (used in) investing activities	$(6,820)	$-	$(2,575)	$6,820	$(2,575)
Net cash provided by (used in) financing activities	$7,824	$1,023	$5,403	$(6,820)	$7,430

	For the year ended December 31, 2022
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,251)	$(450)	$9,994	$-	$8,293
Net cash provided by (used in) investing activities	$(9,265)	$-	$(44,999)	$9,265	$(44,999)
Net cash provided by (used in) financing activities	$10,116	$460	$13,981	$(9,265)	$15,292

B. Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C. Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D. Risk factors.

Risks Related to Our Business and Industry

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products and vehicle products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes. As such, we have relied on consumer spending to drive sales in this product line. Since 2010, China’s GDP growth rate has slowed from more than 10% to 5% in 2024. If China’s economy slows, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

Although our company is one of the largest providers of bamboo charcoal-based products of their kind, we compete with companies that make products that have equivalent function but that are not bamboo charcoal-based, and some of these competitors are much larger than we are. Charcoal Doctor’s two largest competitors are Guangzhou Blue Moon Industry Co., Ltd, which makes Blue Moon branded products (“Blue Moon”), and Shanghai SC Johnson Wax Co., Ltd, which makes Mr. Muscle branded products (“Mr. Muscle”). Blue Moon and Mr. Muscle are substantially larger than Charcoal Doctor. We believe that they have a much greater customer recognition level than Charcoal Doctor. Charcoal Doctor has not historically spent substantial resources on television or print advertising. As a result, we expect that such competitors are likely to continue efforts to improve their brand recognition, while we may be unable to do so without changing our business plan to increase spending on such advertisements.

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

For the year ended December 31, 2024, two customers accounted for 80% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2023, one customer accounted for 95% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2022, one customer accounted for 78% of vehicle sales. Due to the concentration of sales to relatively few customers, the loss of one customer would have a significant impact on our operational results. We expect this trend to continue for the foreseeable future. Any unfavorable changes in our business relationships with these significant customers could have a material adverse effect on our business and financial results.

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

If we are unable to keep up with advances in industry technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in industry technology and may suffer a resulting decline in our competitive position. Any failure to keep up with advances in technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in technology. As technologies change, we plan to upgrade or adapt the existing products and introduce new products in order to continue to provide our products with the latest technology. However, our products may not compete effectively with that of our competitors if we are not able to integrate the latest technology into our products.

Changes to the Chinese government’s subsidy/rebate support policies and further delays in subsidy/rebate payments may have further negative impacts on our EV segment.

The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The Chinese central government subsidy support policies, or rebate policies, have been changing every year. The policy changes have caused certain uncertainties and negative impacts on our EV operations and may cause further negative impacts on our EV segment. For example, the Chinese central government subsidy support policies effective as of January 1, 2017, called for a 20% of reduction in central government subsidies per electric car in 2017 from its 2016 level and the total local government subsidy matched to be not more than 50% of the total central government subsidies per electric car. For example, the support policies effective as of January 1, 2021 required that Commercial EV only can get subsidies when the single declare more than 1,000, and the support policies effective as of January 1, 2021, called for a 20% of reduction in central government subsidies per electric car in 2021 from its 2020 level. The support policies effective as of January 1, 2022, called for a 30% of reduction in central government subsidies per electric car in 2022 from its 2021 level, and the subsidies was terminated after December 31,2022. The reduction and termination of subsidies from both the central government and local governments inevitably increased the costs to the consumers to purchase our EVs, which caused temporary pressure for us to expand our EV sales. The change in subsidy payment methods in 2017 from paid-in-advance to paid post-sale and further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years also caused the potential delay in collection of the accounts receivable from our business partners, which temporarily increased the pressure on our working capital for continuing operations. Since 2018, the rebate policies required all the EVs manufactured since 2016 to install the national platform so the government could monitor the mileage and other information. Accordingly, we installed the platform on our EVs manufactured since 2016. Since 2019, the rebate policies required the battery capacity attenuation can’t exceed 20%. Accordingly, we plan to inspect the batteries of our EVs. In addition, we decided to pause EV productions as our costs would not be covered when we are not able to receive the government rebates to EV manufacturers timely because of the much stricter new government rebate policy issued in 2019 which has become stricter 2021. The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

We are a minority investor in Shandong Liansen, Libo Haokun and Fuquan Chengwang, our forest assets and mining investments.

We indirectly own 25.5% equity of Shandong Liansen Development Co., Ltd, or Shandong Liansen, a PRC company engaged in forest and plants management and sales. Two individuals own the remaining 74.5% of the equity of Shandong Liansen and have control and significant influence on its operation. Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”), a marble mining operating company, and an indirect 14.76% interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a basalt mining company. As a result, we are unable to control or significantly influence the management and operations of Libo Haokun and Fuquan Chengwang. If we believe that the companies in which we have invested as a minority owner are being managed or operated ineffectively, our options are limited.

If our expansions into new lines of business are not successful, our future results of operations and growth prospects may be materially and adversely affected.

Starting in 2022, our subsidiaries expanded into two new lines of business — biodegradable packaging business and commercial factoring service. Biodegradable packaging is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The growth in the biodegradable packaging product market is driven by consumers’ increased awareness of environmental issues and desire to reduce plastic waste. We offer commercial factoring services to customers seeking financings by leveraging their receivables.

While the markets for biodegradable packaging products and commercial factoring services have been growing rapidly in recent years, we face competitions from existing leading players in these businesses. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

We face risks and uncertainties associated with our investment in mining and processing operations.

In January 2018, we made a purchase of an indirect 18% interest in Libo Haokun, a marble mining operating company. In November 2019, we made a purchase of an indirect 18% interest in Fuquan Chengwang, a basalt mining company. The Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% in April 2020 after a third party signed an investment agreement with Jingning Meizhongkuang Industry Co., Ltd. to invest in Fuquan Chengwang by paying $7.13 million (RMB 46.5 million) to exchange 18% of the interest in Fuquan Chengwang. Libo Haokun’s and Fuquan Chengwang’s mining and processing operations are subject to a number of operating risks and hazards, some of which are beyond our control. These operating risks and hazards include:

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

In addition, while Libo Haokun has received a renewed government-issued continuation mining permit right with a term from October 2023 to October 2028, we cannot be certain if the government will permit Libo Haokun to renew it when the permit expires.

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

Our key charcoal product customers are principally third-party distributors in the PRC. For the year ended December 31, 2024, three major customers accounted for approximately 27%, 25% and 18% of the Company’s total charcoal product sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 79%, 97% and 95% of our total sales in 2024, 2023 and 2022, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third-party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the year ended December 31, 2024, two major suppliers accounted for approximately 56% of the Company’s total purchases. For the year ended December 31, 2023, three major suppliers accounted for approximately 70% of the Company’s total purchases. For the year ended December 31, 2022, four major suppliers accounted for approximately 83% of the Company’s total purchases.

The loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our PRC bank accounts are not insured or protected against loss.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely on our CEO, Mr. Wangfeng Yan to manage our operations to some extent. Mr. Yan has been involved in the bamboo charcoal industry by working at our subsidiaries for over ten years. Due to his experience in the industry in general and our company in particular, he would be difficult to replace.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the home respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on management resources. In particular, the management of our growth will require, among other things:

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

For example, the Trial Measures attaches great importance to security review and industry supervision, requiring enterprises to strictly abide by national security laws, administrative regulations and relevant provisions such as foreign investment, network security, and data security laws and regulations, and unreservedly perform their obligations to safeguard national security. The Measures allow the raising of funds in foreign currency or RMB and the payment of dividends, but also clearly require that the exchange and cross-border flow of funds should comply with the national regulations on cross-border investment and financing, foreign exchange management, and cross-border RMB management. At the same time, the Trial Measures also provide for severe legal liability and penalty measures for violations.

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

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or our Mainland China Subsidiaries to fully comply with the Listing Records Rules may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

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

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years and as a result, Nasdaq may determine to delist our common shares.

Independent registered public accounting firms issue audit opinions on the financial statements included in the annual reports filed by U.S. public companies with the SEC. Auditors of companies that are traded publicly in the United States are required by the laws of the United States to undergo regular inspections by the PCAOB. In the recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. Both bills would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three. .

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

On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “Consolidated Appropriations Act”) was signed into law, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted.

Our current auditor, YCM CPA INC., is an independent registered public accounting firm headquartered in the United States. The firm is registered with the U.S. Public Company Accounting Oversight Board (PCAOB) and is required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. laws and professional standards. YCM CPA INC. has been subjected to PCAOB inspections.

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

Because THL, USCNHK Holding Limited (“USCNHK Holding”) and Euroasia are controlled (although indirectly) by a non-PRC individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that any of THL, USCNHK or Euroasia is a PRC resident enterprise.

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

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established.

According to the Negative List, our charcoal products are not prohibited. Therefore, our proportion of the foreign investment for these products may be up to 100%. We may not also produce or operate those items which belong to the Negative List. In addition, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China, and in recent years, such controls have become increasingly stringent, although these controls are mainly aimed at criminal activities such as money laundering and fraud. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2024, 2023 and 2022, we had adjustments of $86,797, $(4,220,033) and $(9,303,340), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While there is a possibility that we may consider hedging transactions in the future, their availability and effectiveness may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our foreign currency exchange losses may be amplified by PRC exchange control regulations, which restrict our ability to convert RMB into foreign currencies.

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

While Ms. Yefang Zhang, a citizen of the Saint Lucia, is not required to register with the SAFE, it is not clear, especially with the annulment of Circular 19 and the absence of replacement guidance, whether Mr. Zhengyu Wang, Ms. Zhang’s husband and a PRC resident who may be deemed to beneficially own shares of our company, needs to register with the SAFE. In the event Mr. Zhengyu Wang or any other shareholders are required to register with the SAFE, we cannot provide any assurances that such registration will be completed in a timely manner, or at all. As advised by our PRC legal counsel, if any failure by any of our shareholders who are PRC residents, to comply with relevant requirements under this regulation could subject such shareholders and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign invested companies may not change how they use such capital without the SAFE’s approval and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying intercompany loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairwoman and director, Yefang Zhang, is also the Chairwoman and Chief Executive Officer of Farmmi, Inc. (“Farmmi”), another Nasdaq listed company. Ms. Zhang also indirectly controls 62.07% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. As Ms. Zhang devotes considerable time and efforts to Farmmi, CN Energy and certain privately held companies, these business activities could both distract her from focusing on Tantech and pose an issue of time commitment.

Ms. Zhang signed a Non-Competition Agreement with our company, Farmmi and CN Energy which provides that Ms. Zhang shall not vote in favor or otherwise cause Farmmi or CN Energy to engage in the business that we conduct. Although, because of this non-competition agreement, we do not believe that there are business activities of Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of this agreement may be challenged and a conflict of interest may occur.

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

Risks Related to Ownership of Our Common Shares

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our securities could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

Our common shares are traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per common share. The closing bid price of our common shares previously fell below $1.00 per share for 30 consecutive trading days, and as a result, we were not compliant with Nasdaq’s listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our common shares could be delisted.

In the event that our common shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our common shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to sell or obtain accurate price quotations for our common shares and there would likely also be a reduction in our coverage by securities analysts and news media, which could cause the price of our common shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

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

The trading prices for our common shares have fluctuated substantially since our common shares were first listed on the Nasdaq on March 24, 2015. The trading price of our common shares has ranged from $1.45 to $63.60 per common share since January 1, 2024, and the last reported trading price on May 14, 2025 was $2.05 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

•

On July 12, 2017, the Company acquired a 70% equity interest in Shangchi Automobile, formerly Suzhou E-Motors. The 70% equity interest comprises a 19% equity interest owned directly through Jiyi and a 51% equity interest owned through a series of contractual agreement with the owners of Wangbo.

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

•

On November 29, 2019, the Company signed an investment agreement with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) to acquire 18% of the equity interest in Fuquan Chengwang, a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million, or $6.48 million.

•

On December 31, 2019, the Company’s wholly owned subsidiary Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai, the Company’s another wholly owned subsidiary Lishui Xincai.

•	In January 2020, Lishui Jikang Energy Technology Co., Ltd. was established.

•

In November 2020, Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) and Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”) were established. Zhejiang Shangchi was subsequently renamed Zhejiang Shangnilai Technology Co., Ltd in January 2023.

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

•

On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. without any consideration. As of the date of acquisition of China East Trade Co., Limited and Shenzhen Shangdong Trading Co., Ltd, First International Commercial Factoring (Shenzhen) Co., Ltd became the 100 holding company of the company.

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

39

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

•

On May 1, 2024, the Company completed a private placement and sold an aggregate of 4,200,000 units and pre-funded units at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit) pursuant to a securities purchase agreement dated April 24, 2024 with certain institutional investors. The offering was conducted pursuant to a placement agency agreement dated April 22, 2024, between the Company and the placement agent, Maxim Group LLC. The gross proceeds to the Company were approximately $2.1 million, before deducting the placement agent fees and other expenses. Each unit and pre-funded unit consists of one common share (or pre-funded warrant), two Series A warrants each exercisable for one common share at an exercise price of $0.75 per common share and one Series B warrant to purchase such amount of common shares as will be determined on the Reset Date (as defined in Series B Warrant). The Series A and B warrants were exercisable upon issuance and have a term of 5.5 years from the issuance date. The exercise price and number of shares issuable under the Series A warrants are subject to adjustment and the number of shares issuable under the Series B warrant will be determined on the Reset Date subject to a pricing floor of $0.137 per share. The Company agreed to file a resale registration statement covering all of the registrable securities on behalf the purchasers pursuant to a registration rights agreement entered into with the purchasers in connection with the Private Placement.

40

•

On September 5, 2024, the Company entered into an exchange agreement with Streeterville Capital, LLC. Pursuant to the agreement, the Company issued an unsecured promissory note in exchange for the cancellation of the convertible promissory note issued to the lender on June 29, 2023 pursuant to Section 3(a)(9) of the Securities Act.

•

On December 3, 2024, the Company formed a wholly-owned subsidiary, GOHOMEWAY INC, a California corporation (“Gohomeway Holding”). Gohomeway Holding is a holding company and does not conduct substantial business.

•

On December 3, 2024, Gohomeway Holding formed a wholly-owned subsidiary, GOHOMEWAY GROUP INC, a California corporation (“Gohomeway”). Gohomeway primarily engages in sustainable construction materials sales and services business in the Company’s operational expansions in the U.S.

•

On December 13, 2024, the Company formed a wholly-owned subsidiary, USCNHK Holding LIMITED, a Hong Kong company limited by shares (“USCNHK Holding”). USCNHK Holding is a holding company and does not conduct substantial business.

•

On December 25, 2024, USCNHK Holding entered into a share transfer agreement with China Loan Group Co., Ltd., an unrelated third party. Pursuant to the agreement, USCNHK agreed to sell all of the equity it held in its wholly owned subsidiary, USCNHK Group Limited (“USCNHK”), a Hong Kong holding company, to the buyer for HKD10,000 (approximately $1,286). As a result of the sale, all of USCNHK’s wholly owned PRC subsidiaries, Tantech Holdings (Lishui) Co., Ltd., Hangzhou Tanbo Technology Co., Ltd. and Lishui Xincai Industrial Co., Ltd., were transferred to the buyer. Prior to the transfer, those PRC subsidiaries did not conduct any substantial business. The purpose of sale was to reduce the costs associated with maintaining the disposed subsidiaries.

•

On January 7, 2025, the Company entered into inducement agreements (the “Inducement Agreements”) with certain holders of the Company’s Series A Warrants, exercisable for an aggregate of 16,046,466 of the Company’s common shares, originally issued pursuant to a securities purchase agreement dated April 22, 2024 and having a then-exercise price of $0.1612. Pursuant to the Inducement Agreements, the Company agreed, as consideration for exercising all or part of the existing warrants held by any such holder, to issue to such holder one or more new Series A common share purchase warrants, exercisable for up to a number of common shares equal to 150% of the number of existing warrants shares issued upon exercise of the existing warrants pursuant to the terms of the Inducement Agreements (such warrants, the “New Warrants” and such common shares issuable upon exercise thereof, the “New Warrant Shares”). The New Warrants are exercisable immediately following issuance and have an exercise price of $0.20. The New Warrants will expire 5.5 years from the date of issuance. The exercise price and the number of New Warrant Shares are subject to adjustment upon the occurrence of certain events, including stock dividends, share splits, business combination or similar recapitalization transactions, or other similar transactions. Additionally, the exercise price will be adjusted on the Reset Date (as defined in the New Warrant) and upon a Share Combination Event (as defined in the New Warrant). Upon such reset of the exercise price or adjustment upon a Share Combination Event, the number of New Warrant Shares will be proportionately increased such that the aggregate exercise price payable for the adjusted number of New Warrant Shares will be the same as the aggregate exercise price on the date of issuance for the New Warrant Shares. Any exercise price adjustment and reset will be subject to a floor price equal to $0.1612 per share (adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction).

•

On January 21, 2025, the Board approved a consolidation of the Company’s authorized and issued common shares at the ratio of one-for-forty. The share consolidation was effected on February 13, 2025 on the Nasdaq Capital Market and following the share consolidation, the Company’s common shares are traded under a new CUSIP Number, G8675X156.

•

On April 25 2025, Euroasia entered into a share transfer agreement with African Forrest Group Limited, an unrelated third party, to acquire 85% of the equity of Xintong International Trading Limited (“Xintong”), a Hong Kong company wholly owned by the seller prior to the transaction, for RMB 488,038,338.0 (approximately $6,7740,697). Xintong owns 100% of the shares of Shanghai Senhuixin Technology Co., Ltd, a PRC holding company, which owns 30% of Shandong Liansen Ecological Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights, and forest and plants that can be used for Chinese herbal medicine cultivation and flower cultivation.

•

On May 6, 2025, Jiamu entered into a share transfer agreement with Lishui Damushan Tea Co., Ltd., an unrelated third party, to transfer and sell all of the equities of Wangbo and Jiyi to the buyer for RMB 81,600,000.0 (approximately $11,326,243). Wangbo and Jiyi own 51% and 19%, respectively, of Shangchi Automobile and its subsidiary, Shenzhen Yimao. The transaction was closed on May 15, 2025. As a result of the transaction, the Company no longer conducts any EV segment business operations.

B. Business Overview

We develop and manufacture bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. On July 12, 2017, we completed the acquisition of Suzhou E Motors Co, which was later renamed as Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province. In November 2020, we established two subsidiaries in Zhejiang Province with the plan of producing and selling specialty electric vehicles such as driverless street sweepers. In May 2025, we entered into an equity transfer agreement to transfer and sell all of the 70% equity we held in Shangchi Automobile to a third party and discontinued the electric vehicle segment operations. In May and July 2022, we established two subsidiaries in the United States and Canada with the plan of developing a biodegradable packaging business. In December 2024, we established two new subsidiaries based in California to expand our operations into construction materials sales and related services.

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

Further, we own an indirect 18% interest in Libo Haokun Stone Co., Ltd., a marble mining operating company, and an indirect 14.76% interest in Fuquan Chengwang, a basalt mining company. Additionally, in April 2025, we acquired a 25.5% indirect equity interest in Shandong Liansen, a forest and plants management and sales company.

We are headquartered in the bamboo-rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s seventh largest province in population, with 66.7 million residents as of the end of 2024. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercially successful provinces in China. In 2024, Zhejiang Province realized GDP of RMB9.0131 trillion, an increase of 5.5% over the previous year.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.532 million residents live in the city as of the end of 2024, and city-wide GDP is approximately RMB218.12 billion in 2024. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 81.7% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own six patents and fifty-eight trademarks in China covering our bamboo charcoal production.

For the years ended December 31, 2024, 2023 and 2022, two, three and four major suppliers accounted for approximately 56%, 70%, and 83%, respectively, of the total purchases by our subsidiaries. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

Bamboo

Bamboo plants are some of the fastest growing plants in the world, with some varieties growing more than three feet per day. Moreover, Bamboo can be re-grown quickly following harvesting, ensuring high frequency utilization without shortages. Unlike trees, individual bamboo culms emerge from the ground at their full diameter and grow to their full height in a single growing season of three to four months. Over the next two to five years, fungus begins to form on the outside of the culm, which eventually penetrates and overcomes the culm. Eventually the fungal growths cause the culm to collapse and decay. As a result, bamboo culms generally have life cycles of up to ten years, at which point they must be cut down in order to preserve the environment of the surrounding forest. Optimal quality bamboo culms for carbonization are cut at five years of age. Additional bamboo can be grown in the same area where previous culms grew.

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

According to the Opinions on Accelerating the Innovation and Development of the Bamboo Industry jointly issued by ten departments including the State Forestry and Grassland Administration of China in 2021, by 2035, the total value of China bamboo industry will exceed 1 trillion yuan. The total value of China’s bamboo industry was approximately RMB415.3 billion yuan, as of 2022. As of 2022, it employed more than 17 million people and has become a pillar industry of economic development for China’s main bamboo producing areas and a major income source for peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

In 2023, the National Development and Reform Commission issued a “Three-Year Action Plan for Accelerating the Development of “Replacing Plastics with Bamboo”.” The Action Plan sets a target for 2025: to preliminarily establish the “replacing plastic with bamboo” industrial system, further elevate product quality, diversity, industrial scale, and overall benefits, with a significant increase in the market share of key products.

The utilization of bamboo resources has attracted great attention from national leaders and relevant government departments. Driven by the goal of “double carbon”, “replacing plastic with bamboo” has become a general trend. Zhejiang provincial government attaches great importance to the development of the bamboo industry, issued a series of policies and measures aimed at promoting the high-quality development of the bamboo industry. In February 2024, the Zhejiang Forestry Bureau issued a “replacing plastics with bamboo+ development and implementation program”. Pursuant to the action plan, Zhejiang will promote “replacing plastics with bamboo” by fostering industrial ecosystems, driving innovation, and securing resources for development.

According to statistics from INBAR, China has more than 6 million hectares for bamboo production and over 500 bamboo species.

According to the National Bureau of Statistics of China, in 2024, the total output value of China’s timber and bamboo mining industry was about RMB 169.36 billion. In 2024, the total output value of the forestry industry reached RMB 10.17 trillion, and the output value of the bamboo industry was just over RMB 428.7 billion, which accounted for only 4.2% of the output value of the forestry industry.

During a period of rampant deforestation, China put in place restrictions on harvesting of natural wood and encouraged the country to make more use of bamboo. Under the National Forest Protection Program (“NFPP”), China implemented natural forest logging bans that covered 17 provinces in China. These bans required consumers of charcoal to look to other sources for creation of charcoal than the natural trees they were most familiar with using. During this time, bamboo charcoal became a viable alternative in the country.

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

The global bamboos market size was valued at $61.52 billion in 2022 and is expected to reach over USD $105.22 billion by 2032, growing at a CAGR of around 5% during the forecast period from 2023 to 2032. There are about 39 genera of bamboo and more than 857 species in China. The results of the 2023 National Land Change Survey show that there are 6.9779 million hectares of bamboo forest land nationwide. China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, and production output, according to Zehui Jiang, co-chair of INBAR’s board of trustees.

Zhejiang Province is a large province in the development of bamboo industry, leading in production, processing and trade. In recent years, under the leadership of the provincial government, various poverty alleviation policies have been introduced successively, and the scale of the industry has been expanding and the economic benefits have been improving, promoting the development of mountainous areas and increasing the income of farmers. In 2023, the national production of bamboo material was 3.418 billion sticks, of which the production of bamboo villages in Zhejiang Province was 229 million sticks, and the production of bamboo material in Zhejiang Province accounted for 6.7% of the total national production. In 2023, the market scale of bamboo products in Zhejiang Province was approximately RMB 30.80 billion, of which Jiaxing and Hangzhou areas were the largest demand markets, accounting for 16.47% and 16.15% respectively.

Bamboo Charcoal

Bamboo charcoal has been documented in China as early as 1486 AD during the Ming Dynasty in China. Bamboo charcoal has traditionally been used as a heating source, in replacement of wood, coal or wood charcoal. As a source of heat, bamboo charcoal has a calorific value approximately half that of an equivalent weight of oil, and similar to the calorific value of wood. In addition to being an efficient source of heat, bamboo charcoal is considered by the International Tree Foundation to be less polluting than wood charcoal, because it burns more cleanly due to a lower percentage of volatile matter. Smoke and pollution in charcoal burning relate largely to moisture content and volatile matter. While careful processing can control the moisture content, the ratio of volatile matter is affected by the source of charcoal.

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

The carbonization process occurs in the absence of oxygen and produces a brown-black liquid containing more than 200 organic compounds known as bamboo vinegar, or pyroligneous acid. Following sedimentation, two distinct layers appear: a light yellow-brown liquid (clarified bamboo vinegar) which can be refined to produce acetic acid, propionic acid, butyric acid, carbinol and organic solvents, and a viscid oily liquid (bamboo tar) containing large amounts of phenol substances. Bamboo vinegar is found in sanitary and health products as well as a range of horticultural fertilizers and organic solutions.

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

BBQ Charcoal Products

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand. Previously we produced most of these products by ourselves. Since 2019, we stopped producing BBQ charcoal products due to the stricter environmental requirements by the local government and started to purchase them from third party manufacturers., because of low profit, the company stopped selling the BBQ charcoal products in 2020.

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

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. Several years ago, we sought to protect and grow our market share by pricing our products aggressively, often offering them at rates 10-15% below those of our competitors. As our brand visibility improved, our pricing aligned with that of our competitors. Our Charcoal Doctor products’ gross profit margins average 26%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state of liquid or solid.

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

We have developed two kinds of products that use our silver ion nanotechnology. Our detergent products are based on bamboo vinegar and are supplemented by the introduction of silver ion nano powder. These products are used for washing clothes and are in the trial stage. We began trial sales of our silver nano detergent products in Yantai (Shandong Province), Lishui (Zhejiang Province), Chengdu (Sichuan Province) and Zhengzhou (Henan Province) in November 2012. We have concluded our trial sales in Lishui and Chengdu (and plan to conclude sales in Yantai upon the exhaustion of current trial sales inventory), and our preliminary conclusions are that customers liked the product but were less enthusiastic about the packaging. As a result, we adjusted our packaging in preparation for full-scale sales. At the same time as we have sold such products under our Charcoal Doctor brand name in China, we also sold these products to Africa and the Middle East. Because silver nano decomposes and turns black after encountering light, it will turn black in the detergent, which is not good in appearance, but the washing effect is very good. In addition, the company would need to invest significantly money in brand development. Considering these factors, silver ion laundry detergent will no longer be produced.

Our silver ion bamboo charcoal bag products are used for odor absorption and air purification. We combine our charcoal powder products with silver ion nano powder to achieve a charcoal bag that may be stored in a wider variety of locations. If our traditional bags are stored in conditions that are too damp and warm, mold or mildew may grow. Our silver ion nano products are able to fight the growth of mold and mildew, allowing them to be used in damp conditions without problem. We have begun to promote and sell limited numbers of such bags in connection with our sales of traditional charcoal bags. We are promoting these bags in anticipation of adding such products to our portfolio of products for sale in supermarkets and other stores. Our distributors typically invite us to apply in June or July to update the products we will offer for sale in their customer stores, and we are required to pay a fee for shelf space at such time. Accordingly, we plan to increase demand for our silver ion nano products in anticipation of adding them to the list of products we sell this year. As we will make these silver ion nano charcoal bags available everywhere we offer our traditional charcoal bags, we will leverage our existing sales and distribution channels to introduce these products to the market.

Discontinued Operations – Electric Vehicle Business

On July 12, 2017, the Company acquired a 70% equity interest in Shangchi Automobile, formerly Suzhou E-Motors. Suzhou E-Motors develops, manufactures, and sells electric vehicles and fuel vehicles. The company also offers solar cells, lithium-ion batteries, auto parts, and electric control systems in China. Its manufacturing facility, located in Zhangjiagang City, Jiangsu Province, is 15,000 square meters. Shangchi Automobile has been approved by the Ministry of Industry and Information Technology (“MIIT”) as qualified to manufacture vehicles. It is also entitled to both central and local government subsidies with any approved EV models. As of the date of this report, Shangchi Automobile has seventeen fuel vehicle and one EV vehicle model approved by MIIT.

Shangchi Automobile has developed a full range of electric buses and a variety of specialty vehicles. It has developed ten models of electric buses, electric logistics cars, and electric specialty vehicles, such as high-speed brushless cleaning cars, electric cleaning cars, special emergency vehicles, and funeral cars. The sale region for current products is mainly within Jiangsu Province where the Shangchi Automobile locates. In 2022, we produced 264 fuel midibuses of which 212 were sold domestically and 52 were exported, and we also sold 360 fuel midibuses on behalf of other vehicle manufacturers for commission income. In 2023, we produced 436 fuel midibuses of which 270 were sold domestically and 166 were exported, and we also sold 321 fuel midibuses on behalf of other vehicle manufacturers for commission income. In 2024 we produced 297 fuel midibuses of which 246 were sold domestically and 51 were exported, and we also sold 48 fuel midibuses on behalf of other vehicle manufacturers for commission income.

The vehicles produced by Shangchi Automobile have included tourist buses, logistics vehicles, urban sanitary vehicles, fuel buses and Electric Street Sweepers.

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

Below were the major vehicle components we purchased for assembling the EVs:

•	Vehicle chassis

•	Electric motors

•	Lithium-ion battery packs

•	Three-in-One electric control systems

•	Vehicle carriage

In general, the purchase of the vehicle chassis, electric motors, lithium-ion battery pack and three-in-one electric control system have covered two-thirds of EVs’ production cost. We purchased these components from three different but well-established suppliers in China.

We have relied on local EV distributors to sell our EVs to end-users. The primary reason for such a sales channel was the dependence on local government subsidy policies. In general, local governments only allow the locally-licensed EV distributors to sell EV vehicles, which are entitled to EV road permits and subsidies.

Over the years, Shangchi Automobile had more than 20 EV core technologies and patents, including nanotechnology for raw materials for power lithium electronics, group technology of power lithium electronics and battery management technology.

Fuel Buses. In addition to EVs including electric buses, Shangchi Automobile also produces fuel buses. Fuel bus products are diesel midibuses which have an overall length of 7 meters, two doors and have seats for 23 passengers, with a total capacity of 50. Featuring a manual 5 speed transmission and all the luxuries of a high-end bus, the midibus boasts an efficient, luxury travel experience with comfortable seating, USB charging ports, powerful air conditioning and a state-of-the-art air purification system. We had the ability to assemble fuel buses based on the customers’ customized requirements.

Autonomous Electric Street Sweepers.We have developed three driverless and autonomous street sweeper models. They are designed for closed areas and therefore do not require any vehicle manufacturing license. All of them are electric. The Shangchi SC-120A model features unmanned, automatic sweeping, the Shangchi SC-120B model features manned, autonomous, intelligent sweeping, and the Shangchi SC-100A features unmanned, automatic sweeping, autonomous learning, and remote control. These street sweepers are designed for quieter operation and improved cleaning performance, with the ability to reduce or eliminate the 7 to 8 humans required for typical sweeper vehicle operation.

There are many companies in China that engage in the research, production and distribution of electric vehicles. Competition within the electric vehicle market has been intense and we competed with many domestic and global companies, established and new EV manufactures, some of which have greater brand recognition and resources than we do. As a brand new player in the Chinese electric vehicle industry, we have focused on developing specialty vehicles that had targeted the local market, rather than facing strong competition from similar vehicles on the consumer vehicle markets. However, our EV operations generated losses as a result of intense competitions in the China market and a remote likelihood of receiving tax or other incentives that could help return to be profitable.

In 2024, the Company decided to cease the production, research and development of iAutonomous Electric Street Sweepers by December 31, 2024. On May 6, 2025, we entered into an equity transfer agreement to transfer and sell all of the equity interests held in Wangbo and Jiyi to a third party. The transaction was closed on May 15, 2025. As a result, we no longer conduct any EV segment business operations.

New Lines of Business

In 2022, we started two new lines of business—biodegradable packaging business and commercial factoring service. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. The market for biodegradable packaging has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. We generated approximately $0.1 million, $0.7 million and $4.0 million in revenue from biodegradable packaging business in fiscal 2024, 2023 and 2022, respectively.

We offer commercial factoring services to customers seeking financing for their receivables. We generated approximately $1.8 million, $2.2 million and $1.4 million of financing interest income in fiscal 2024, 2023 and 2022, respectively.

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
Storage
Y
Inspection
N
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

Geographic Distribution of Revenues

Since 2017, our charcoal products have been sold via distributors instead of direct distribution to supermarkets and chain stores. As all of our sales are completed in China, with title transferring to our customers in the country; we estimate most of our products are sold and used in China.

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

Because the household hygiene sector has enjoyed relatively strong growth in the last few years as a result of increases in disposable urban income and an increased awareness of healthy lifestyle products, we have focused on growing our market share in this industry. In order to do this, we compete by pricing our products aggressively, often at a discount of 10 - 20% below our competitors. In addition, we pride ourselves on providing a high-quality product, so that our customers believe they have received value for the price they paid.

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

The industry is geographically concentrated in the southeast of China in the provinces of Anhui, Zhejiang and Fujian where bamboo is more prominent, the bamboo charcoal industry is also fragmented since it is subject to relatively low barriers of entry; low initial capital expenditure, low technical requirements (excluding high-end EDLC carbon compounds), highly homogenous products and few substitutes.

We face competition from a number of companies operating in the vicinity. Many of these companies have similar profiles in terms of size, number of employees and product ranges. One of the largest competitors is Zhejiang Maitanweng Ecology Development Co. Ltd. (“Zhejiang Maitanweng”), a local company also from Zhejiang Province.

Zhejiang Maitanweng has the largest franchise in the industry, with a presence in over 100 cities in China. Like our Company, Zhejiang Maitanweng has an extensive product portfolio of 200 household, automotive and health related bamboo charcoal-based products.

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

58

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

Research and Development

We are committed to researching and developing applications for bamboo charcoal and activated bamboo charcoal. We believe scientific and technological innovations will help the Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Our R&D team has one dedicated researchers and analysts, focusing on Charcoal Doctor product development and applications. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

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

Project Description	Time Period	Project Level
Bamboo carbonization technology R&D for tobacco product manufacturing	12/2007-06/2010	Zhejiang Provincial Government funded scientific agricultural project

Development of dry distillation of bamboo wood	06/2007-05/2009	Central government funded high-tech agricultural project

Technological innovations to be able to produce bamboo vinegar in a continuous process	04/2006-04/2008	Zhejiang Provincial Government funded scientific agricultural project

Bamboo vinegar spontaneous combustion automation production technology	08/2004-12/2006	Central Government funded high-tech agricultural project

Bamboo R&D for lithium-ion battery anodes	08/2004-02/2006	Zhejiang Provincial Government funded scientific project

The research and demonstration for technology of agricultural waste carbonization and low ignition point molding charcoal fuel preparation	01/2016-12/2018	Zhejiang Provincial Government directly funded scientific project

Demonstration and promotion of green combustible carbon manufacturing technology using epicarps residue	08/2015-12/2017	Central Government funded forestry technology promotion project

R&D for driverless street sweepers	10/2020-5/2025	Cooperate with other companies

During the years ended December 31, 2024, 2023 and 2022, we spent $38,800 $23,942 and $23,154, respectively, on R&D.

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

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

A Filling and fixing device for Bottles of Plant nutrient solution	Shangnilai	Utility Model	30-Dec-15	29-Dec-25	201521127995.4

The invention relates to a grinding machine and an operation method thereof	Shangnilai	Innovation	15-Sep-23	14-Sep-43	202311190159X

An automatic weighing machine	Shangnilai	Utility Model	28-Jul-23	27-Jul-33	202322017177X

The utility model relates to environmental dust removal equipment	Shangnilai	Utility Model	15-Sep-23	14-Sep-33	2023225190847

A kind of barbecue charcoal oven	Shangnilai	Utility Model	28-Jul-23	20-Aug-33	2023222568492

A agitator	Shangnilai	Utility Model	15-Sep-23	7-Aug-33	202322123247X

Patents on Vehicles

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

Road Sweeper	Shangchi Automobile	Patent for Invention	28-Aug-12	27-Aug-32	ZL201210311790.6

The utility model relates to an EVA type electric vehicle safety body structure	Shangchi Automobile	Patent for Invention	29-May-18	28-May-38	201810530725.X

Electric bus speedometer inspection table	Shangchi Automobile	Patent for Invention	1-Mar-19	2-Mar-39	ZL 2019 1 0178432.4

Electric bus brake inspection table	Shangchi Automobile	Patent for Invention	12-Mar-19	13-Mar-39	ZL 2019 1 0182436.X

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

Investment Direction Regulations

On December 27, 2023, the National Development and Reform Commission (“NDRC”) issued the Guidance Catalogue for Industrial Structure Adjustments (2024 edition), which was implemented on February 1, 2024. This Catalogue is an important basis for the government to guide investment direction, promote technology innovation and industrial upgrading. Pursuant to relevant laws and regulations, in line with the promotion of energy conservation and green industry initiatives, the approval authorities will strictly control energy-intensive, polluting and natural resources industries, such as projects in low-end, capacity-redundant and over-expansion projects. Environmental protection departments and other departments with jurisdiction will also review such projects for compliance with applicable criteria.

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

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

C. Organizational structure

Below is a chart representing our current corporate structure:

In the above charts, we provide the English names of our corporate entities. As to Tantech Holdings Ltd, USCNHK Holding Limited, EAG International Vantage Capitals Limited, China East Trade Co., Limited, EPakia Inc., the English names are the legal names of the entities. As to the other corporate entities, their legal names are in Chinese, and the English translations are provided as courtesy translations.

Our registered agent in the British Virgin Islands is Vistra (BVI) Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at Vistra Corporate Services Centre, Wickhams Cay 2, Road Town, Tortola, VG1110, British Virgin Islands. Our agent in the U.S. is Shangzhi Zhang, with the address of 200 Greene St, Apt# 5001, Jersey City, NJ 07311.

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

On May 1, 2024, THL completed a private placement and sold an aggregate of 4,200,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the reset date (defined in the warrant).

In January 2025, the Company entered into inducement agreements (each, an “Inducement Agreement”) with certain holders of the Company’s Series A Warrants, exercisable for an aggregate of 16,046,466 of the Company’s common shares, originally issued pursuant to a securities purchase agreement dated April 22, 2024. An aggregate of 2,625,000 warrants were issued pursuant to the Inducement Agreements.

On February 13, 2025, THL completed a consolidation of its common shares at the ratio of one-for-forty.

(All numbers of securities stated in this subsection above reflect the numbers of securities originally issued pursuant to the respective securities purchase agreements, without giving effect to the subsequent share consolidations.)

USCNHK Holding Limited (“USCNHK Holding”)

USCNHK Holding was formed on December 13, 2024, it is not expected to conduct substantial business but will serve as a holding company to hold the Company’s interests in operating subsidiaries.

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”) (Chinese name: 丽水智动新能源车辆有限公司)

We established Lishui Smart on November 16, 2020 as a limited liability company under PRC law. Lishui Smart’s authorized share capital is RMB20 million, of which Lishui Tantech owns 100%. Lishui Smart has one director, Zheyuan Liu, who is a PRC citizen.

Zhejiang Shangnilai Technology Co., LTD. (“Shangnilai”) (Chinese name: 浙江尚尼莱科技有限公司, formerly, 浙江上驰新能源车辆有限公司)

We established Zhejiang Shangchi New Energy Automobile Co., Ltd (“Zhejiang Shangchi”) on November 12, 2020 as a limited liability company under PRC law with the authorized share capital of RMB20 million, of which Lishui Tantech owns 100%. It has one director, Zheyuan Liu, who is a PRC citizen. In 2023, Zhejiang Shangchi was renamed Zhejiang Shangnilai Technology Co., Ltd.

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

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (Chinese name: 上驰（浙江）智能装备有限公司)

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

Shenzhen Shangdong Trading Co., Ltd. (Chinese name: 深圳市上东贸易有限公司)

On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement (“Shenzhen Shangdong Acquisition Agreement”) with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. without any consideration. As of the date of acquisition, Shenzhen Shangdong Trading had nominal operations. As the subsidiary of Shenzhen Shangdong, First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”) became a subsidiary of the Company.

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

GOHOMEWAY INC

On December 3, 2024, Tantech Holdings Ltd (the “Company”) formed a wholly-owned subsidiary in the United States, GOHOMEWAY INC, a California corporation (“Gohomeway Holding”). Gohomeway Holding will primarily serve as a holding company to hold the Company’s interests in the operating subsidiaries in the U.S.

GOHOMEWAY GROUP INC

On December 3, 2024, Gohomeway Holding formed a wholly-owned subsidiary, GOHOMEWAY GROUP INC, a California corporation (“Gohomeway”). Gohomeway will mainly be focused on sustainable construction materials sales and services business in the Company’s operational expansions in the U.S.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes.

Following is a list of our main properties:

Ground
		Land Use Expiration/Lease		Floor
Location	Address	Term	Space	Area
Lishui, Zhejiang	Buildings No. 3 and No. 4, No. 10 Cen Shan Road, Shuige Industrial Zone	July 1, 2024 to December 31, 2031	12,904 m2

Zhangjiagang, Jiangsu	No. 4 Bridge, 204 Way, Yeyu Town	January 1, 2024 to December 31, 2024	11,688 m2	4,515 m2

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

Shuige Industrial Zone Facility

The following is a map of Shuige Industrial Zone facility, which displays the building numbers referred to in the below tables describing the productive uses of such facility. We rent the buildings according to our planned usage. Currently we are renting building 3rd floor of No. 1, No. 3, No. 4, No. 8 from Zhejiang Tantech Energy Tech Co., Ltd. for production, and Zhejiang Tantech Energy Tech Co., Ltd. permits us to keep using part of buildings No. 9 and 10 for free as employees’ dorms.

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

72

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

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus on consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling prior VIE structure and business strategic changes, through our operating subsidiaries, we are now engaging in research, development, production and distribution of various charcoal products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Note 1 of the footnotes accompanying the financial statements included in this report.

During the year ended December 31, 2023 the Company merged its biodegradable packaging business segment into its consumer products segment. On April 2, 2025, the Board approved the sale of its Electric Vehicle business (the “EV Business”). The Company determined that the disposal of the EV Business met the criteria to be classified as a discontinued operation and, as a result, the EV Business’s historical financial results are reflected in the consolidated financial statements as a discontinued operation. The disposal of the EV Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities held for sale, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Factors Affecting Our Results of Operations

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

Results of Operations

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Years ended December 31,
	2024		2023
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$42,940	100.0%	$44,631	100.0%	$(1,691)	(3.8)%
Cost of revenues	33,997	79.2%	34,914	78.2%	(917)	(2.6)%
Gross profit	8,943	20.8%	9,717	21.8%	(774)	(8.0)%
Operating expenses
Selling expenses	51	0.1%	218	0.5%	(167)	(76.6)%
General and administrative expenses	4,869	11.3%	5,816	13.0%	(947)	(16.3)%
Research and development expenses	39	0.1%	24	0.1%	15	62.5%
Total operating expenses	4,959	11.5%	6,058	13.6%	(1,099)	(18.1)%
Income from operations	3,984	9.3%	3,659	8.2%	325	8.9%
Other income (expenses)
Change in fair value of convertible note	(504)	(1.2)%	(166)	(0.4)%	(338)	203.6%
Change in fair value of warrant liabilities	(3,767)	(8.8)%	-	-%	(3,767)	-%
Interest income	43	0.1%	50	0.1%	(7)	(14.0)%
Interest expense	(290)	(0.7)%	(301)	(0.7)%	11	(3.7)%
Financing interest income	1,842	4.3%	2,181	4.9%	(339)	(15.5)%
Rental income from related parties	-	-%	111	0.2%	(111)	(100.0)%
Gain on debt extinguishment	298	0.7%	-	-%	298	-%
Gain from disposal of investments	(1,015)	(2.4)%	3,555	8.0%	(4,570)	(128.6)%
Other income (expenses), net	33	0.1%	178	0.4%	(145)	(81.5)%
Total other (expenses) income, net	(3,360)	(7.8)%	5,608	12.6%	(8,968)	(159.9)%
Income before income tax expense	624	1.5%	9,267	20.8%	(8,643)	(93.3)%
Income tax provision	3,111	7.2%	2,364	5.3%	747	31.6%
Net income (loss) from continuing operations	(2,487)	(5.8)%	6,903	15.5%	(9,390)	(136.0)%
Net loss from discontinued operations	(1,079)	(2.5)%	(1,885)	(4.2)%	806	(42.8)%
Net(loss) income	(3,566)	(8.3)%	5,018	11.2%	(8,584)	(171.1)%

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	Years ended December 31,
	2023		2022
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$44,631	100.0%	$52,970	100.0%	$(8,339)	(15.7)%
Cost of revenues	34,914	78.2%	42,860	80.9%	(7,946)	(18.5)%
Gross profit	9,717	21.8%	10,110	19.1%	(393)	(3.9)%
Operating expenses
Selling expenses	218	0.5%	247	0.5%	(29)	(11.7)%
General and administrative expenses	5,816	13.0%	3,906	7.4%	1,910	48.9%
Research and development expenses	24	0.1%	23	-%	1	4.3%
Total operating expenses	6,058	13.6%	4,176	7.9%	1,882	45.1%
Income from operations	3,659	8.2%	5,934	11.2%	(2,275)	(38.3)%
Other income (expenses)
Change in fair value of convertible note	(166)	(0.4)%	-	-%	(166)	-%
Interest income	50	0.1%	208	0.4%	(158)	(76.0)%
Interest expense	(301)	(0.7)%	(476)	(0.9)%	175	(36.8)%
Financing interest income	2,181	4.9%	1,400	2.6%	781	55.8%
Rental income from related parties	111	0.2%	89	0.2%	22	24.7%
Gain from disposal of investments	3,555	8.0%	-	-%	3,555	-%
Other income, net	178	0.4%	25	-%	153	612.0%
Total other income, net	5,608	12.6%	1,246	2.4%	4,362	350.1%
Income before income tax expense	9,267	20.8%	7,180	13.6%	2,087	29.1%
Income tax expense	2,364	5.3%	3,142	5.9%	(778)	(24.8)%
Net income from continuing operations	6,903	15.5%	4,038	7.6%	2,865	71.0%
Net loss from discontinued operations	(1,885)	(4.2)%	(1,452)	(2.7)%	(433)	29.8%
Net income	5,018	11.2%	2,586	4.9%	2,432	94.0%

Revenues:

Revenues from continuing operations decreased by approximately $1.7 million, or 3.8%, to approximately $42.9 million in fiscal 2024 from approximately $44.6 million in fiscal 2023. The decrease was mainly attributable to the reduced demand in the sluggish real estate market for our carbon products, which are used in household cleaning.

 Revenues from continuing operations decreased by approximately $8.3 million, or 15.7%, to approximately $44.6 million in fiscal 2023 from approximately $53.0 million in fiscal 2022. The decrease was primarily attributable to the reduced demand after the pandemic for our bamboo charcoal, which is used in active charcoal masks, air purification and sanitation products, and decreased revenue from biodegradable packaging products which we started in fiscal 2022.

Cost of revenues:

Our cost of revenues from continuing operations decreased by approximately $0.9 million, or 2.6%, to approximately $34.0 million in fiscal 2024 from approximately $34.9 million in fiscal 2023, which was in line with the decrease of revenue. As a percentage of revenues, the cost of revenues was79.2% and 78.2% in fiscal 2024 and 2023, respectively.

Our cost of revenues from continuing operations decreased by approximately $7.9 million, or 18.5%, to approximately $34.9 million in fiscal 2023 from approximately $42.9 million in fiscal 2022, which was in line with the decrease of revenue. As a percentage of revenues, the cost of revenue was 78.2% and 80.9% in fiscal 2023 and 2022, respectively.

Gross profit:

Our gross profit from continuing operations decreased by approximately $0.8 million, or 8.0%, to approximately $8.9 million in fiscal 2024 from approximately $9.7 million in fiscal 2023. The gross profit margin was 20.8% and 21.8% in fiscal 2024 and 2023, respectively.

 Our gross profit from continuing operations decreased by approximately $0.4 million, or 3.9%, to approximately $9.7 million in fiscal 2023 from approximately $10.1 million in fiscal 2022. The gross profit margin was 21.8% and 19.1% in fiscal 2023 and 2022, respectively.

Selling expenses:

Selling expenses from continuing operations decreased by approximately $0.2 million, or 76.6%, to approximately $0.1 million in fiscal 2024 from approximately $0.2 million in fiscal 2023. As a percentage of revenues, our selling expenses were 0.1% and 0.5% of revenues in fiscal 2024 and 2023, respectively. The decrease was mainly due to less marketing and customs declaration service fees in fiscal 2024.

Selling expenses from continuing operations were approximately $0.2 million in both fiscal 2023 and 2022. As a percentage of sales, our selling expenses were 0.5% of revenues in fiscal 2023 and 2022.

General and administrative expenses:

Our general and administrative expenses from continuing operations decreased by approximately $0.9 million, or 16.3%, to approximately $4.9 million in fiscal 2024 from approximately $5.8 million in fiscal 2023. As a percentage of revenues, general and administrative expenses decreased to 11.3% in fiscal 2024, compared to 13.0% in fiscal 2023. The decrease in general and administrative expenses was primarily attributable to decrease of approximately $1.4 million in allowance of credit loss, offset by increased professional consulting fee.

Our general and administrative expenses from continuing operations increased by approximately $1.9 million, or 48.9%, to approximately $5.8 million in fiscal 2023 from approximately $3.9 million in fiscal 2022. As a percentage of revenues, general and administrative expenses increased to 13.0% in fiscal 2023, compared to 7.4% in fiscal 2022. The increase in general and administrative expenses was primarily attributable to increase of approximately $2.2 million in allowance of credit loss due to slow collection.

Research and development expenses

Our research and development expenses from continuing operations were less than $0.1 million in fiscal years 2024, 2023 and 2022. We expect research and development expenses to increase as we expand our research and development activities to develop more new high-tech products to meet customer demands.

Total operating expenses

 Total operating expenses from continuing operations decreased by approximately $1.1 million, or 18.1%, to approximately $5.0 million in fiscal 2024 from approximately $6.1 million in fiscal 2023, which was mainly due to decrease of approximately $0.9 million in general and administrative expenses.

 Total operating expenses from continuing operations increased by approximately $1.9 million, or 45.1%, to approximately $6.1 million in fiscal 2023 from approximately $4.2 million in fiscal 2022, which was mainly due to increase of approximately $1.9 million in general and administrative expenses.

Change in fair value of convertible note

The Company recognized the convertible note at fair value. Change in fair value of convertible note from continuing operations amounted to a loss of approximately $0.5 million in fiscal 2024 and a loss of approximately $0.2 million in fiscal 2023.

Change in fair value of warrants liabilities

Change in fair value of warrants liability from continuing operations amounted to a loss of approximately $3.8 million in fiscal 2024. The fair value of the Company’s warrants derivative liability assumed from the April 2024 private placement is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Interest expenses

Our interest expenses from continuing operations kept approximately $0.3 million in fiscal 2024 and 2023.

Our interest expenses from continuing operations decreased by approximately $0.2 million, or 36.8%, to approximately $0.3 million in fiscal 2023 from approximately $0.5 million in fiscal 2022. The decrease due to less bank loan.

Financing interest income

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. For the years ended December 31, 2024, 2023 and 2022, the Company recognized financing interest income from continuing operations of approximately $1.8 million, $2.2 million and $1.4 million, respectively.

Rental income from related parties

Since fiscal 2021, we signed some lease agreements with related parties to lease a part of production facilities to related parties, rent income from continuing operations was approximately nil, $0.1 million and $0.1 million in the years ended December 31, 2024, 2023 and 2022, respectively.

 Gain from disposal of subsidiaries

On March 16, 2024, we signed a share transfer agreement with a third party to sell its 100% equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”). On December 25, 2024, we signed a share transfer agreement with a third party to sell its 100% equity interest in USCNHK Group Limited (“USCNHK”) and its wholly owned subsidiaries, Tantech Holdings (Lishui) Co., Ltd., Hangzhou Tanbo Technology Co., Ltd. and Lishui Xincai Industrial Co., Ltd. We recorded losses from disposal of approximately $1.0 million in fiscal 2024.

On December 29, 2023, we signed a share transfer agreement with a third party to sell 100% equity interest in Lishui Jikang Energy Technology Co., Ltd. and its subsidiary Tantech Bamboo. We recorded gain from disposal of approximately $3.6 million in fiscal 2023.

Income before income taxes

As a result of the foregoing, our income before income tax from continuing operations decreased by $8.6 million, or 93.3%, to approximately $0.6 million in fiscal 2024, from approximately $9.3 million in fiscal 2023. Our income before income tax from continuing operations increased by $2.1 million, or 29.1%, to approximately $9.3 million in fiscal 2023 from approximately $7.2 million in fiscal 2022.

Income taxes provision (benefit)

Our income taxes expense from continuing operations increased by approximately $0.7 million, or 31.6%, to approximately $3.1 million in fiscal 2024 from approximately $2.4 million in fiscal 2023. The increased income tax provision was in line with increased taxable income.

Our income taxes expense from continuing operations decreased by approximately $0.8 million, or 24.8%, to approximately $2.4 million in fiscal 2023 from approximately $3.1 million in fiscal 2022. The decreased income tax provision was in line with decreased taxable income.

Net income (loss) from continuing operations

As a result of the foregoing, our net loss from continuing operations was approximately $2.5 million in fiscal 2024, as compared with a net income from continuing operations of approximately $6.9 million in fiscal 2023. Our net income from continuing operations increased by approximately $2.9 million, or 71.0% to approximately $6.9 million in fiscal 2023 from approximately $4.0 million in fiscal 2022.

Loss from discontinued operations

On May 15, 2025, the Group closed the sale of its Electric Vehicle business (the “EV Business”), comprised of 100% equity interest in Jiyi, 100% equity interest in Wangbo, 70% equity interest in Shangchi Automobile (51% equity held by Wangbo and 19% equity held by Jiyi) and 100% equity interest in Shenzhen Yimao held by Shangchi Automobile. The net loss for these discontinued operations was approximately $1.1 million, approximately $1.9 million and approximately $1.5 million in fiscal 2022, 2023 and 2024, respectively.

Net income (loss)

As a result of the foregoing, our net loss was approximately $3.6 million in fiscal 2024, as compared with a net income of approximately $5.0 million in fiscal 2023. Our net income increased by approximately $2.4 million, or 94.0% to approximately $5.0 million in fiscal 2023 from approximately $2.6 million in fiscal 2022.

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

As of December 31, 2024, we had cash and cash equivalents of approximately $35.2 million. Our current assets were approximately $117.8 million and our current liabilities were approximately $11.8 million, which resulted in a current ratio of 10.0:1. Total shareholders’ equity as of December 31, 2024 was approximately $131.3 million.

Our accounts receivable turnover in days were 346 days and 342 days for the years ended December 31, 2024 and 2023, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided credit losses of approximately $2.0 million against the aged accounts receivable balances. Subsequent to December 31, 2024 and through April 30, 2025, the Company collected approximately $9.1 million or 26% of the accounts receivable balance as of December 31, 2024.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2024	2023	2022
Net cash provided by continuing operations	$4,059	$5,264	$8,324
Net cash used in discontinued operations	(74)	(4)	(31)
Net cash provided by operating activities	3,985	5,260	8,293
Net cash used in continuing operations	(1,922)	(2,392)	(44,957)
Net cash used in discontinued operations	-	(183)	(42)
Net cash used in investing activities	(1,922)	(2,575)	(44,999)
Net cash provided by continuing operations	3,461	7,418	16,142
Net cash provided by (used in) discontinued operations	8	12	(850)
Net cash provided by financing activities	3,469	7,430	15,292
Effect of exchange rate changes on cash, cash equivalents and restricted cash	554	28	(3,171)
Net increase (decrease) in cash, cash equivalents and restricted cash	6,086	10,143	(24,585)
Cash, cash equivalents and restricted cash, beginning of year	29,125	18,982	43,567
Cash, cash equivalents and restricted cash, end of year	$35,211	$29,125	$18,982

Operating Activities

Net cash provided by operating activities was approximately $4.0 million in fiscal 2024. Cash provided by operating activities for the year ended December 31, 2024 mainly consisted of net loss from continuing operations of $2.5 million, non-cash items adjustment of approximately $7.6 million, a decrease of approximately $4.9 million in accounts receivable due to stronger collection and an increase of approximately $1.1 million in tax payable, offset by increase of approximately $3.8 million in advances to suppliers, increase of approximately $2.0 million in prepaid expenses and other receivables and decrease of approximately $0.8 million in accounts payable.

Net cash provided by operating activities was approximately $5.3 million in fiscal 2023. Cash provided by operating activities for the year ended December 31, 2023 mainly consisted of net income of approximately $6.9 million, non-cash items adjustment of approximately $0.2 million, increase of approximately $1.3 million in accounts payable and increase of approximately $0.8 million in accrued liabilities and other payables, offset by an increase of approximately $3.5 million in accounts receivable due to slow collection.

Net cash provided by operating activities was approximately $8.3 million in fiscal 2022. Cash provided by operating activities for the year ended December 31, 2022 mainly consisted of net income of approximately $4.0 million, non-cash items adjustment of approximately $1.4 million, decrease of approximately $2.5 million in advances to suppliers, a decrease of approximately $0.7 million in accounts receivable, increase of approximately $0.7 million in accounts payable and increase of approximately $0.7 million in accrued liabilities and other payables, offset by a decrease of approximately $1.9 million in customer deposits.

Investing Activities

Net cash used in investing activities was approximately $1.9 million in fiscal 2024. The net cash used in investing activities in fiscal 2024 was primarily attributable to approximately $1.8 million in financing receivable.

Net cash used in investing activities was approximately $2.6 million in fiscal 2023. The net cash used in investing activities in fiscal 2023 consisted of approximately $2.2 million in financing receivable, approximately $0.2 million in additions to intangible assets and approximately $0.2 million used in discontinued operation.

Net cash used in investing activities was approximately $45.0 million in fiscal 2022. The net cash used in investing activities in fiscal 2022 was primarily attributable to approximately $45.0 million in financing receivable due to commencement of our new commercial factoring business.

Financing Activities

Net cash provided by financing activities was approximately $3.5 million in fiscal 2024. Net cash provided by financing activities in fiscal 2024 was mainly consisting of proceeds from exercising of warrants of approximately $3.2 million, proceeds from issuance of common stock and warrants of approximately $1.7 million, proceeds from loans from third parties of approximately $2.2 million, offset by repayment of loans from third parties of approximately $2.4 million, repayment of loans from related parties of approximately $1.0 million and repayment of convertible note of approximately $0.3 million.

Net cash provided by financing activities was approximately $7.4 million in fiscal 2023. Net cash provided by financing activities in fiscal 2023 was primarily due to two offerings of 2,240,000 common shares, which resulted in net proceeds of approximately $5.8 million and net proceeds of approximately $2.0 million from the issuance of a convertible note in fiscal 2023.

Net cash provided by financing activities was approximately $15.3 million in fiscal 2022. Net cash provided by financing activities in fiscal 2022 was primarily due to one offering of 953,333 common shares, which resulted in net proceeds of approximately $10.1 million in fiscal 2022 and net repayment from related parties of approximately $10.0 million, offset by net repayment of approximately $3.2 million of third-party loans, cash used in discontinued operations of approximately $0.9 million and net repayment of approximately $0.7 million to bank loans.

Our primary source of cash is currently generated from the sales of our products and financings. In the coming years, we are planning to continue to raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regard to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Capital Expenditures

We had capital expenditures of $80,525, $213,601 and $4,263 for the years ended December 31, 2024, 2023 and 2022, respectively for the addition in property, plant and equipment and intangible assets.

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

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Our Patents” of our annual report.

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Policies and Estimate

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies we follow in the preparation of the accompanying consolidated financial statements are summarized below.

Financing receivables, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance. Amortized cost of financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method. The current allowance rate is estimated at 5% of the gross receivable based on current market and industry standard. The estimation of the allowance rate requires the use of both macroeconomic and microeconomic assumptions and/or inputs, which are generally based on current market and economic conditions, such as changes in the risk-free or benchmark rate and changes attributable to instrument-specific credit risk. Changes in market and/or economic conditions could have a significant effect on the estimated allowance rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Wangfeng Yan	49	Chief Executive Officer

Weilin Zhang	58	Chief Financial Officer and Director

Mingqin Dong	36	Chief Operating Officer

Yefang Zhang	60	Director and Chairwomen of the Board

Mengqi Liao	32	Director (Independent)

Hongdao Qian	63	Director (Independent)

Shudong Wang	76	Director (Independent)

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

Weilin Zhang has served as our Chief Financial Officer since July 2019 and as a member of our board of directors since December 2024. Prior to being appointed as CFO, Mr. Zhang has been serving as the CFO of Forasen Group since October 2018 and was its CFO from March 2008 to June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Co., Ltd. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mingqin Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile, our 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of us. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University.

Yefang Zhang has served as our director since 2013 and as our Chairwoman since December 2024. Ms. Zhang also serves as the CFO and an internal control manager of EPakia Inc., a wholly owned subsidiary of the Company. Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation, rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 62.07% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director because of her knowledge of our industry and business.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024  and 2023.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
	Year	($)	($) (1)	($) (2)	($)
Wangfeng Yan(3)	2023	24,479	-	1,045	25,524
Chief Executive Officer	2024	28,288			28,288

Weilin Zhang(4)	2023	41,337	-	2,725	44,062
Chief Financial Officer	2024	30,813			30,813

Mingqin Dong(5)	2023	8,473	-	-	8,473
Chief Operating Officer	2024	8,338	-		8,338

Zhengyu Wang(6)	2023	139,486		35,306	174,792
Former Director of the Company and CEO of Epakia Inc.	2024	50,000		75,355	125,355

(1)	No officer received a bonus in 2023 or 2024.

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

(6)

Effective December 19, 2024, Mr. Wang resigned as a director of the Company. Compensation paid in 2023 included (i) salaries paid of $130,274 in aggregate as the CEO of  Epakia Inc. and Manager of Epakia Canada, (ii) social security payment of $9,212 and (iii) director fees of 35,306. Compensation paid in 2024 included salary and other compensation as an executive officer of the U.S. subsidiaries.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2024 to members of our Board of Directors, including directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2024, we had two executive directors, Ms. Yefang Zhang and Mr. Weilin Zhang, and three Non-Employee directors, Ms. Mengqi Liao, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our executive directors and non-employee directors for fiscal 2024.

					Changes in Pension
	Director Fees				Value and
	earned			Non-equity	Nonqualified
	or paid	Stock	Option	Incentive Plan	Deferred	All other
	in cash	Awards	Awards	Compensation	Compensation	Compensation		Total
Name	($)	($)	($)	($)	($)	($)(1)		($)
Yefang Zhang	-	-	-	-	-	129,425	(2)	129,425
Weilin Zhang	-	-	-	-	-	30,813	(3)	30,813
Mengqi Liao	10,000	-	-	-	-	-		10,000
Shudong Wang	8,473	-	-	-	-	-		8,473
Hongdao Qian	8,473	-	-	-	-	-		8,473

(1)	Consists of salary paid as an executive officer of subsidiaries of the Company and social security payments required under Chinese and U.S. laws.

(2)	Includes salaries paid of $129,425 in aggregate as the CFO of Epakia Inc.

(3)	Includes salary paid of $30,813 as the Company’s CFO.

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

A director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Wangfeng Yan currently holds the position of Chief Executive Officer. Ms. Yefang Zhang currently holds the position of Chair of the Board. The board of directors believes that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation and also administers our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors generally do not receive any compensation for their services as a director. Non-employee directors are entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each board meeting attended.

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

D. Employees

OUR EMPLOYEES

As of December 31, 2024, we employ a total of 46 full-time employees in the following functions (excluding the employees at Shangchi Automobile):

Lishui & Hangzhou

	Number of Employees
	December 31,	December 31,	December 31,
Department	2024	2023	2022
Senior Management	5	5	5
Human Resource & Administration	3	11	7
Finance	12	15	11
Research & Development	1	3	3
Production & Procurement	20	18	22
Sales & Marketing	5	7	3
Total	46	61	51

Below is information specifically for Shangchi Automobile, discontinued operations.

Shangchi Automobile

	Number of Employees
	December 31	December 31,
Department	2024	2023
Senior Management	1	2
Human Resource & Administration	6	6
Finance	2	2
Research & Development	1	3
Production & Procurement	11	11
Sales & Marketing	2	1
Total	23	25

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2024, 2023 and 2022, we contributed approximately $99,340, $138,000 and $134,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2022.

Under the terms of that employment agreement, Mr. Yan is entitled to the following:

•	Base compensation of RMB 200,000 payable in twelve equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement expires on December 5, 2025.

Weilin Zhang

We entered into an employment agreement with our Chief Financial Officer, Mr. Weilin Zhang, effective July 1, 2022. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in twelve equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement expires on June 30, 2025.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2022. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in twelve equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement expires on December 5, 2025.

E. Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of May 14, 2025 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 1,358,339 common shares outstanding as of May 14, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 14, 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of May 14, 2025, we had five shareholders of record.

Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership(1)	Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO(3)	1	*
Weilin Zhang, CFO and Director	-	-
Mingqin Dong, COO	-	-
Yefang Zhang, Director and Chairwoman of the Board(4)	1,142	*
Mengqi Liao, Independent Director	-	-
Shudong Wang, Independent Director	-	-
Hongdao Qian, Independent Director	-	-
All directors and executive officers as a group (eight (8) persons)	1,142	*

 * Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)

The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Mr. Wangfeng Yan holds 1 shares of the Company through a company he wholly owns.

(4)

Tanbsok Group Ltd holds 1,142 common shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director and Chairwoman of the Board of our company and the spouse of our controlling shareholder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contains shares and options to purchase 4,225 of our common shares, less than 10% of the number of common shares outstanding.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to beneficial ownership of our common shares as of May 14, 2025 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares.

The number and percentage of common shares beneficially owned are based on 1,358,339 common shares outstanding as of May 14, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 14, 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China.

	Amount of Beneficial	Percentage
5% Shareholders	Ownership(1)	Ownership
Streeterville Capital LLC (2)	71,185	5.24%
TANBSOK GROUP LTD (3)	1,142	0.084%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	Address: 303 East Wacker Drive, Suite 1040, Chicago, IL 60601. Streeterville Capital LLC is beneficially owned by Mr. John M. Fife.
(3)

Tanbsok Group Ltd held one hundred percent of our issued and outstanding shares prior to our initial public offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director and Chairwoman of the Board of our company.

B. Related party transactions

Our Audit Committee of our Board of Directors (which consists solely of independent directors) approves and ratifies all related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,”, Tantech entered the following related party transactions for the year ended December 31, 2024, 2023 and 2022 to which it was a participant, in which the amount involved in the transactions is material to Tantech or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Group
Zhengyu Wang(i)	Controlling shareholder of the Company
Yefang Zhang(i)	Chairwoman
Wangfeng Yan	Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	Controlled by Wangfeng Yan
Forasen Group	Controlled by Zhengyu Wang
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	Controlled by Yefang Zhang
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	Controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	Controlled by Yefang Zhang

(i)

Effective December 19, 2024, Mr. Zhengyu Wang resigned as Chairman of the Board of Directors and Ms. Yefang Zhang served as Chairwoman. Mr. Zhengyu Wang remains a controlling shareholder of the Group after his resignation.

Due from a related party

The balances due from related parties were as follows:

	December 31,	December 31,
	2024	2023
Mr. Zhengyu Wang	$118,025	$-
Total	$118,025	$-

As of December 31, 2024, the Group had advanced funds to Mr. Zhengyu Wang for expanding business, such funds have been fully collected as of this annual report filing date.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2024	2023
Mr. Zhengyu Wang and his affiliates	$-	$730,658
Mr. Wangfeng Yan and his affiliates	11,576	142,065
Total	$11,576	$872,723

As of December 31, 2023, the Company borrowed $$730,658 from Mr. Zhengyu Wang and his affiliates to obtain working capital.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $11,576 and $142,065 as of December 31 2024 and 2023, respectively.

All balances due to related parties were unsecured, interest-free and due upon demand.

Lease arrangement with related party

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,100 (RMB15,338). For the years ended December 31, 2024, 2023 and 2022, the Group recorded rent income of nil, $64,231 and $23,001 from Nongmi Food, respectively.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,300 (RMB38,280). For the years ended December 31,2024, 2023 and 2022, the Group recorded rent income of nil, $28,149 and $66,038 from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). For the years ended December 31,2024, 2023 and 2022, the Group recorded rent income of nil, $18,937 and nil from Nongmi Ecological.

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

We incorporate by reference in the Registration Statements on Form F-3 (File No. 333-274274 and 333-251509) and on Form S-8 (File No. 333-205821) our consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, which appears in this Annual Report on Form 20-F.

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

On January 4, 2022, Shangchi Automobile Co., Ltd. appealed to the appellate court. The Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.8 million (RMB6.0 million) in accrued liabilities based on the best estimate of the management as of December 31, 2024. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.2 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $22,449 (RMB163,862).

Dividend Policy

Since our inception, we have not declared or paid any dividends on our common shares. We have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

B. Memorandum and articles of association

We incorporate by reference the description of our Memorandum and Articles of Association set forth in our registration statement on Form F-1, declared effective on March 18, 2015 (File No. 333-198788), as amended by the Amended and Restated Memorandum and Articles of Association effective as of April 23, 2024.

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

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation (for the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau)

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Our company pays a up to 13% value added tax and an EIT rate of 25% for the Company’s PRC subsidiaries. Shangchi previously paid a lower EIT rate because Shangchi was certified as high technology company and thus enjoyed a preferable rate. Shangchi failed to qualify as a high technology company in the year ended December 31, 2024, it was subject to taxation at the standard EIT rate of 25% for enterprise income taxes in the year ended December 31, 2024.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2024, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2024, 2023 and 2022, we had adjustments of $86,797, $(4,220,033) and $(9,303,340), respectively, for foreign currency translations. See “Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

ITEM 15. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31, 2024.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2024 were (i) lack of skilled financial reporting personnel with adequate U.S. GAAP and SEC reporting experience, (ii) lack of appropriate approval procedures for certain material transactions; and (iii) lack of segregation of duties in financial reporting function.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for the 2024 and 2023 fiscal years. Audit services provided by YCM CPA INC. included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	Years ended December 31,
	2024	2023
Audit Fees
YCM CPA INC.	$285,000	$280,000

Total	$285,000	$280,000

Audit-Related Fees

The Company has not paid YCM CPA INC. for audit-related services in 2024 and 2023.

Tax Fees

The Company has not paid YCM CPA INC. for tax services in 2024 and 2023.

All Other Fees

The Company has not paid YCM CPA INC. for any other services in 2024 and 2023.

Audit Committee Pre-Approval Policies

Before YCM CPA INC. was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by YCM CPA INC. have been so approved.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

We have adopted an insider trading policy to provide companywide requirements and guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other covered persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq. The insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annual basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In 2024, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd
1.2 (1)	Memorandum of Association of Tantech Holdings Ltd
1.3 (2)	Amended and Restated Memorandum of Association of Tantech Holdings Ltd
2.1 (3)	Specimen Common Share Certificate
2.2 *	Description of Securities Registered under Section 12 of the Exchange Act
2.3 (4)	Form of Registered Investor Warrant issued on November 24, 2020
2.4 (4)	Form of Unregistered Investor Warrant issued November 24, 2020
2.5 (4)	Form of Placement Agent Warrant issued November 24, 2020
2.6(9)	Form of Series A Warrant issued on April 26, 2024
2.7(9)	Form of Series B Warrant issued on April 26, 2024
2.8(9)	Form of Pre-Funded Warrant issued on April 26, 2024
2.9(11)	Form of Series A Warrant issued on January 7, 2025
4.1*	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2022
4.2*	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2022
4.3*	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2022
4.4 (4)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC
4.5 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC
4.6 (4)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.7 (4)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.8(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021
4.9(9)	Securities Purchase Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and the Purchasers
4.10(9)	Placement Agent Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and Maxim Group LLC
4.11(9)	Registration Rights Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and the Investors
4.12(10)	Exchange Agreement, dated September 5, 2024, by and between Tantech Holdings Ltd and Streeterville Capital, LLC
4.13(10)	Promissory Note issued on September 5, 2024
4.14(11)	Inducement Agreement by and between Tantech Holdings Ltd and Securities Holders, dated January 7, 2025
4.12*	English Translation of Equity Transfer Agreement, dated April 24, 2025, by and between African Forest Group Limited and EAG International Vantage Capitals Limited
4.13*	English Translation of Equity Transfer Agreement, dated May 6, 2025, by and between Shanghai Jiamu Investment Management Co., Ltd. and Lishui Damushan Tea Co., Ltd.
8.1*	List of subsidiaries
11.1 (6)	Code of Ethics
11.2*	Insider Trading Policy

111

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 (8)	2014 Equity Incentive Plan
23.1*	Consent Letter of YCM CPA INC.
97.1(2)	Clawback Policy
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File No. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form 20-F, dated June 11, 2024 and incorporated herein by reference.

(3)	Previously filed on Form F-1/A (File No. 333-198788), dated December 15, 2014 and incorporated herein by reference.

(4)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated herein by reference.

(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.

(6)	Previously filed on Form 20-F, dated April 30, 2015 and incorporated by reference.

(7)	Previously filed on Form 20-F, dated April 27, 2021 and incorporated herein by reference.

(8)	Incorporated by reference to Exhibit 99.1 to Form S-8 (File No. 333-203387) filed on April 13, 2015.

(9)	Previously filed on Form 20-F, dated April 25, 2024 and incorporated herein by reference.

(10)	Previously filed on Form 6-K on September 10, 2024, and incorporated herein by reference.

(11)	Previously filed on Form 6-K on January 8, 2025, and incorporated herein by reference.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Wangfeng Yan
Name:	Wangfeng Yan
Title:	Chief Executive Officer

Date: May 15, 2025

113

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Tantech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd (the “Company”) and its subsidiaries (collectively, referred to as the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the reserve for financing receivables

As described in Note 2 and Note 6 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated net book value of the financing receivables was $43,105,527, representing receivables arising from the Company’s factoring business. The Company’s management assesses the recoverability of the pledged receivables and estimates the appropriate reserve based on such assessment. There are uncertainties in assessing the recoverability of and estimating the reserve for these receivables. Reserve estimates depend on the historical collection related to the financing activities, current conditions, related future net cash flows, and other economic factors.

In order to address the matter described above, we designed and performed our audit procedures to include, among others, conducting background research on the clients and their customers. We have reviewed and assessed the related factoring agreements and the publicly released certificates of chattel security registration to verify the pledge process of the accounts receivables of the clients’ customers. The procedures performed also included reviewing the Company’s due diligence and internal review procedures to identify any corroboratory or contrary evidence and evaluating audit evidence arising from the subsequent period.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

Irvine, California

May 15, 2025

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$35,190,663	$29,061,639
Accounts receivable, net	32,607,591	41,797,735
Financing receivables, net	43,105,527	42,543,860
Inventory, net	191,248	236,364
Due from a related party	118,025	-
Advances to suppliers, net	3,695,682	34,131
Prepaid taxes	468,457	499,173
Prepaid expenses and other receivables, net	1,538,014	176,552
Current assets of discontinued operations	887,186	1,321,125
Total current assets	117,802,393	115,670,579

Non-current assets
Property, plant and equipment, net	123,270	25,944
Intangible assets, net	184,547	211,086
Right of use assets	1,060,426	1,232,323
Long-term investment	22,786,158	23,426,105
Non-current assets of discontinued operations	995,012	1,120,560
Total non-current assets	25,149,413	26,016,018
Total assets	$142,951,806	$141,686,597

Liabilities and Equity
Current liabilities
Short-term bank loans	$-	$2,264,812
Accounts payable	358	851,405
Due to related parties	-	872,723
Customer deposits	11,576	102,933
Taxes payable	1,561,641	1,186,957
Lease liabilities - current	139,222	163,343
Loan payable to third parties	3,250,734	3,522,521
Convertible note	198,000	1,727,694
Accrued liabilities and other payables	1,574,174	4,321,793
Current liabilities of discontinued operations	5,020,263	4,599,000
Total current liabilities	11,755,968	17,608,160

Non-current liabilities
Warrant liabilities - non-current	2,000,000	-
Lease liabilities - non-current	919,781	1,073,205
Total non-current liabilities	2,919,781	1,073,205
Total labilities	14,675,749	18,681,365

Equity
Common stock, no par value, unlimited shares authorized, 1,132,658 and 94,925 shares issued and outstanding as of December 31, 2024 and 2023, respectively*
Additional paid-in capital	94,768,246	86,018,933
Statutory reserves	102,747	7,490,398
Retained earnings	48,818,807	44,672,926
Accumulated other comprehensive loss	(12,382,068)	(12,464,273)
Equity attributable to Tantech Holdings Ltd	131,307,732	125,717,984
Non-controlling interest	(3,031,675)	(2,712,752)
Total equity	128,276,057	123,005,232
Total liabilities and equity	$142,951,806	$141,686,597

*	Retroactively restated for one-for-forty reverse split with effective date of February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2024	2023	2022
Revenues	$42,940,136	$44,631,115	$52,969,670
Cost of revenues	33,997,253	34,914,317	42,859,530
Gross profit	8,942,883	9,716,798	10,110,140

Operating expenses
Selling	51,221	218,073	246,684
General and administrative	4,868,544	5,815,956	3,906,391
Research and development	38,800	23,942	23,154
Total operating expenses	4,958,565	6,057,971	4,176,229

Income from operations	3,984,318	3,658,827	5,933,911

Other income (expenses)
Change in fair value of convertible note	(504,006)	(165,704)	-
Change in fair value of warrants liabilities	(3,767,626)	-	-
Interest income	43,157	49,628	207,677
Interest expense	(290,366)	(301,467)	(476,173)
Financing interest income	1,842,282	2,180,970	1,400,227
Rental income from related party	-	111,317	89,039
Gain (loss) from disposal of subsidiaries	(1,014,743)	3,555,235	-
Gain on debt extinguishment	298,213	-	-
Other income (loss), net	33,067	177,840	25,173
Total other (expenses) income, net	(3,360,022)	5,607,819	1,245,943

Income before income tax	624,296	9,266,646	7,179,854
Income tax provision	3,111,047	2,364,489	3,141,969
Net income (loss) from continuing operations	(2,486,751)	6,902,157	4,037,885
Net loss from discontinued operations	(1,078,534)	(1,884,611)	(1,451,689)

Net income (loss)	(3,565,285)	5,017,546	2,586,196
Less: Net loss attributable to non-controlling interest	(323,515)	(565,301)	(434,873)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(3,241,770)	$5,582,847	$3,021,069

Net income (loss)	(3,565,285)	5,017,546	2,586,196
Other comprehensive income (loss):
Foreign currency translation adjustment	86,797	(4,220,033)	(9,303,340)
Comprehensive income (loss)	(3,478,488)	797,513	(6,717,144)
Less: Comprehensive loss attributable to non-controlling interest	(318,923)	(563,788)	(424,337)
Comprehensive (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(3,159,565)	$1,361,301	$(6,292,807)

Earnings (loss) per share - Basic and Diluted
Basic	$(7.66)	$80.69	$121.21
Diluted	$(7.66)	$80.69	$120.10

Weighted Average Shares Outstanding*
Basic	423,174	69,186	24,923
Diluted	423,174	69,186	25,154

*	Retroactively restated for one-for-forty reverse split with effective date of February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
	Common	Additional			Non-	Other
	Stock	Paid in	Statutory	Retained	controlling	Comprehensive	Total
	Shares*	Capital	Reserves	Earnings	Interest	Income (Loss)	Equity
Balance at January 1, 2022	6,664	$69,630,781	$6,874,614	$36,684,794	$(1,724,627)	$1,071,149	$112,536,711
Issuance of common stock for private placement	23,833	10,120,400	-	-	-	-	10,120,400
Cancellation of common stock due to reverse split	(51)	(4,573)	-	-	-	-	(4,573)
Foreign currency translation adjustment	-	-	-	-	10,536	(9,313,876)	(9,303,340)
Appropriation of retained earnings to statutory reserve fund	-	-	615,784	(615,784)	-	-	-
Net income	-	-	-	3,021,069	(434,873)	-	2,586,196
Balance at December 31, 2022	30,446	79,746,608	7,490,398	39,090,079	(2,148,964)	(8,242,727)	115,935,394
Proceeds received from issuance of common shares	56,000	5,834,325	-	-	-	-	5,834,325
Conversion of convertible note	8,479	438,000	-	-	-	-	438,000
Foreign currency translation adjustment	-	-	-	-	1,513	(4,221,546)	(4,220,033)
Net income	-	-	-	5,582,847	(565,301)	-	5,017,546
Balance at December 31, 2023	94,925	86,018,933	7,490,398	44,672,926	(2,712,752)	(12,464,273)	123,005,232
Net proceeds from issuance of common shares and warrants (excluding warrant liability of $1,358,374 and offering cost of $377,500)	102,250	364,126	-	-	-	-	364,126
Issuance of common stock for warrants exercised	713,000	6,325,187	-	-	-	-	6,325,187
Conversion of convertible note	222,483	2,060,000	-	-	-	-	2,060,000
Appropriation of retained earnings to statutory reserve fund	-	-	(7,387,651)	7,387,651	-	-	-
Foreign currency translation adjustment	-	-	-	-	4,592	82,205	86,797
Net loss	-	-	-	(3,241,770)	(323,515)	-	(3,565,285)
Balance at December 31, 2024	1,132,658	$94,768,246	$102,747	$48,818,807	$(3,031,675)	$(12,382,068)	$128,276,057

*	Retroactively restated for one-for-forty reverse split with effective date of February 13, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$(3,565,285)	$5,017,546	$2,586,196
Less: Net loss from discontinued operations	1,078,534	1,884,611	1,451,689
Net income (loss) from continuing operations	(2,486,751)	6,902,157	4,037,885
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of intangible asset	1,499,753	730,964	757,825
Allowance for credit losses - financing receivables	92,036	2,245,159	-
Gain on debt extinguishment	(298,213)	-	-
Inventory reserve	-	-	12,376
Depreciation expense	6,519	199,009	229,431
Amortization of intangible asset	21,071	10,920	8,092
Change in fair value of convertible note	504,006	165,704	-
Change in fair value of warrant liabilities	3,767,626	-	-
Accrued compensation on convertible note	908,440	-	-
Amortization of right of use assets	99,387	144,566	347,127
Gain from disposal of property, plant and equipment	-	(472)	-
Loss (gain) on disposal of subsidiaries	1,014,743	(3,555,235)	-
Changes in operating assets and liabilities:
Accounts receivable	4,854,593	(3,545,224)	709,744
Advances to suppliers	(3,761,291)	(17,956)	2,505,273
Inventory	14,653	105,321	(146,555)
Prepaid expenses and other receivables	(2,013,531)	(65,840)	351,840
Accounts payable	(817,724)	1,304,624	667,291
Accrued liabilities and other payables	(277,410)	825,251	620,983
Customer deposits	308	(64,449)	(1,896,172)
Lease liabilities	(162,385)	(144,566)	(366,772)
Taxes payable	1,142,983	24,427	485,373
Net cash provided by continuing operations	4,058,813	5,264,360	8,323,741
Net cash used in discontinued operations	(73,663)	(4,070)	(30,740)
Net cash provided by operating activities	3,985,150	5,260,290	8,293,001

Cash flows from investing activities
Acquisition of property, plant and equipment	(80,525)	(431)	(1,571)
Cash of disposed subsidiaries	(889)	-	-
Proceeds from disposal of property, plant and equipment	-	1,645	-
Acquisition of intangible assets	-	(213,170)	(2,692)
Financing receivables	(1,840,722)	(2,180,970)	(44,953,234)
Net cash used in continuing operations	(1,922,136)	(2,392,926)	(44,957,497)
Net cash used in discontinued operations	-	(182,557)	(41,910)
Net cash used in investing activities	(1,922,136)	(2,575,483)	(44,999,407)

Cash flows from financing activities
Proceeds from loans from third parties	2,223,000	224,521	-
Repayment of loans from third parties	(2,433,093)	-	(3,151,786)
Cancellation of common stock due to reverse split	-	-	(4,573)
Proceeds from bank loans	-	-	3,875,478
Repayment of bank loans	-	(423,675)	(4,618,488)
Proceeds from (repayment of) loans from related parties, net	(964,656)	(217,305)	9,921,233
Proceeds from (repayment of) convertible note	(285,714)	1,999,990	-
Proceeds from issuance of common stock and warrants	1,722,500	5,834,325	10,120,400
Proceeds from exercising of warrants	3,199,187	-	-
Net cash provided by continuing operations	3,461,224	7,417,856	16,142,264
Net cash provided by (used in) discontinued operations	8,001	11,702	(849,961)
Net cash provided by financing activities	3,469,225	7,429,558	15,292,303

Effect of exchange rate changes on cash, cash equivalents and restricted cash	553,862	29,356	(3,171,267)

Net increase (decrease) in cash, cash equivalents and restricted cash	6,086,101	10,143,721	(24,585,370)

Cash, cash equivalents and restricted cash, beginning of year	29,125,232	18,981,511	43,566,881

Cash, cash equivalents and restricted cash, end of year	$35,211,333	$29,125,232	$18,981,511

Supplemental disclosure information:
Income taxes paid	$1,844,265	$2,290,143	$2,590,282
Interest paid	$254,783	$92,181	$474,579

Non-cash transactions of investing and financing activities
Conversion of convertible note	$2,060,000	$438,000	$-
Consideration from disposal of subsidiaries offset with accounts payable	$250,149	$-	$-
Right-of-use assets obtained in exchange for lease liabilities	$1,094,557	$-	$-
Reclassification of warrant liability to equity upon exercise of warrants	$3,126,000	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash, cash equivalents and restricted cash	$35,190,663	$29,061,639	$18,927,840
Cash, cash equivalents and restricted cash included in current assets of discontinued operations	20,670	63,593	53,671
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$35,211,333	$29,125,232	$18,981,511

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as the “Group”) engages in research, development, production and distribution of various products made from bamboo and investment in mining exploration.

As of December 31, 2024, details of the subsidiaries of the Group and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company
EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company
USCNHK Holding Limited (“USCNHK Holding ”)	December 13, 2024	Hong Kong	100% by the Parent	Holding Company
EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Marketing and selling
Gohomeway Inc (“Gohomeway Holding”)	December 3, 2024	United States	100% by the Parent	Holding Company
Gohomeway Group Inc (“Gohomeway”)	December 3, 2024	United States	100% by Gohomeway Holding	Construction materials sales and services business
Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company
Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company
Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”) (i)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company
Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”) (i)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company
Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) (i)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries
Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”) (i)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales
Zhejiang Zhugu Xingqi Technology Co., Ltd. (“Zhugu Xingqi”)	August 10, 2023	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal
Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai”) (ii)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Manufacturing, selling and trading various products made from bamboo and charcoal
Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles
Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles
Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles
Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry
Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles
Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4, 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business
Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles
Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry
China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry
First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

(i) On May 15, 2025, the Group closed the sale of its Electric Vehicle business (the “EV Business”), comprised of 100% equity interest in Jiyi, 100% equity interest in Wangbo, 70% equity interest in Shangchi Automobile (51% equity held by Wangbo and 19% equity held by Jiyi) and 100% equity interest in Shenzhen Yimao held by Shangchi Automobile. The Group determined the disposal of its EV business represented a strategical shift of the Group’s business operations; therefore, the related operations were accounted for, presented and disclosed as discontinued operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the EV Business have been retroactively reclassified in the consolidated financial statements as discontinued operations for all periods presented.

(ii) On January 31, 2024, Zhejiang Shangchi New Energy Automobile Co., Ltd (“Zhejiang Shangchi”) changed its name to Zhejiang Jiangshangnilai Technology Co., Ltd (“Shangnilai”).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

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

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant accounting estimates required to be made by management include, but are not limited to provision for credit losses, contingent liabilities, income taxes, inventory valuation, warrants, useful lives of property and equipment, and impairment of long-term investments.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Group’s continuing operations.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Fair value of financial instruments

Accounting Standards Codification ("ASC") 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash equivalents, derivative financial instruments, and non-marketable equity securities.

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (i)	$-	$-	$198,000	$198,000
Warrant liabilities (ii)	-	-	2,000,000	2,000,000
Total	$-	$-	$2,198,000	$2,198,000

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (i)	$-	$-	$1,727,694	$1,727,694
Total	$-	$-	$1,727,694	$1,727,694

(i)

The Group has elected to recognize the convertible note at fair value; therefore, there was no further evaluation of embedded features for bifurcation. The Group engaged a third-party valuation firm to perform the valuation of the convertible note. The fair value of the convertible note was calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The following is a reconciliation of the beginning and ending balances for the convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
Opening balance	$1,727,694	$-
New convertible note issued	-	1,999,990
Change in fair value of convertible note	504,006	165,704
Forbearance and other fee	610,227	-
Gain on debt extinguishment	(298,213)	-
Conversion of convertible notes	(2,060,000)	(438,000)
Cash repaid	(285,714)	-
Ending balance	$198,000	$1,727,694

(ii)

The freestanding warrants issued in connection with the April 2024 Private Placement were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on recurring basis (Note 17). The Group engaged a third-party valuation firm to perform the valuation of warrant liabilities using the Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the years ended December 31, 2024:

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Year ended December 31,
2024
Opening balance	$-
Warrants issued in connection with the April 2024 Private Placement	1,358,374
Change in fair value	3,767,626
Reclassification of warrant liability to equity upon exercise of warrants	(3,126,000)
Ending balance	$2,000,000

Cash and cash equivalents

For purposes of the statements of cash flows, the Group considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other U.S. programs. The Group maintains most of its bank accounts in mainland China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”), subject to a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2024 and 2023, the Group has approximately $35.0 million and $29.1 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Cash and cash equivalents are stated at cost, which approximates fair value because the short-term maturity of those instruments.

Accounts receivable, net

Accounts receivable is presented at invoiced amount net of an allowance for credit losses. The Group generally grants customers a credit term of 90 days. The Group usually determines the adequacy of reserves for credit losses based on historical collection trends. In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Group adopted this guidance effective January 1, 2023. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Financing receivables, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off and the allowance. Amortized cost of a financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

Inventory, net

The Group values its inventory at the lower of cost or net realizable value. Cost is computed using the weighted average cost method. The Group reviews its inventory periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Advances to suppliers, net

In order to ensure a steady supply of raw materials, the Group is required from time to time to make cash advances when placing its purchase orders. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Group.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and costs necessarily incurred to bring it to the condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, as follows:

Machinery and production equipment	10 years
Transportation equipment	5 years
Office equipment	5 years
Electronic equipment	3 years

Upon retirement or disposition of property, plant, and equipment, the cost and related accumulated depreciation are eliminated, and any resulting gain or loss is recorded in earnings. Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Intangible assets, net

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at cost. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method over the period of estimated useful life. The estimated useful lives of the Group’s intangible assets are as follows:

Estimated Useful Life
Software	2 years
Patents	10 years

The Group evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Long-term investment

For equity investment in which the Group does not have significant influence over the investee or the underlying shares the Group invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The equity investee lacks a readily determinable fair value and does not qualify for the practical expedient to estimate fair value. Accordingly, the Group elected to measures such investment at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred, and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

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

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Customer deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Group’s products.

Loans payable to third parties

Loan payable to third parties represent amounts the Group borrowed from third parties to obtain working capital.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Leases

The Group determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. The Group recognizes right-of-use assets and operating lease liabilities for lessee operating leases other than those with a term of 12 months or less as the Group has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments over the lease term.

Operating lease right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the remaining lease payments over the lease term, discounted using the Group’s incremental borrowing rate, which approximates the interest rate at which the Group could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Operating lease right-of-use assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. All lease and non-lease components, principally common area maintenance costs, are combined in determining operating lease right-of-use assets and lease liabilities. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers, and the collectability of an amount that the Group expects in exchange for those goods or services is probable. The Group’s revenues from continuing operations are primarily derived from the following sources:

Sales of products: The Group recognizes sales revenues, net of sales taxes and estimated sales returns, at the time the product is picked up by the customer or delivered to the customer and control is transferred (point of sale).

Revenue is reported net of all value-added taxes. The Group does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Group provides standard rebates to certain long-term cooperative customers who can reach the minimum threshold to be eligible for the rebate. The Group determined that the sales rebate is stated clearly as the Group’s policy and the consideration can be reasonably estimated based on the stated terms. The rebate payment is not considered to be a distinct good or service received from the customer, therefore, it is recorded as a reduction of the related revenue.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Foreign currency translation

The assets and liabilities of foreign subsidiaries that use the local currency as their functional currency are translated to U.S. dollars based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive loss. The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. dollars. Revenues and expenses are translated into U.S. dollars using the average exchange rates prevailing for each period presented. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2024		December 31, 2023		December 31, 2022
US$: RMB exchange rate	Period End	$7.2993	Period End	$7.0999	Period End	$6.8972
	Average	$7.1957	Average	$7.0809	Average	$6.7290

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of December 31, 2024. The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of December 31, 2024 and 2023.

Value-added tax (“VAT”)

The Group is subject to VAT for selling merchandise. The applicable VAT rate ranges up to 13%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Group pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Group had no dispute with PRC tax authorities and there was no tax penalty incurred. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annual period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Earnings (loss) per share (“EPS”)

Earnings (loss) per common share are calculated in accordance with ASC 260, "Earnings Per Share". Basic earnings (loss) per common share are computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares include common shares issuable upon the exercise of outstanding share options by using the treasury stock method and common shares issuable upon the conversion of convertible instruments using the if-converted method. Potential common shares are not included in the denominator of the diluted net /earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Risks and uncertainties

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, approximately $35.0 million and $29.1 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $34.9 million and $28.9 million as of December 31, 2024 and 2023, respectively. The Group has not experienced any losses on such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC in addition to the general state of the PRC economy. The Group’s operating results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Group does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Group may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Group.

The Group had certain customers whose revenue individually represented 10% or more of the Group’s total revenues, or whose accounts receivable balances individually represented 10% or more of the Group’s total accounts receivable, as follows:

For the year ended December 31, 2024, three major customers accounted for approximately 27%, 25% and 18% of the Group’s total sales, respectively. For the year ended December 31, 2023, three major customers accounted for approximately 26%, 24% and 24% of the Group’s total sales, respectively. For the year ended December 31, 2022, three major customers accounted for approximately 26%, 22% and 18% of the Group’s total sales, respectively.

As of December 31, 2024, three customers accounted for approximately 34%, 28% and 20% of the Group’s accounts receivable balance.

As of December 31, 2023, three customers accounted for approximately 30%, 28% and 28% of the Group’s accounts receivable balance.

The Group also had certain major suppliers whose purchases individually represented 10% or more of the Group’s total purchases. For the year ended December 31, 2024, two major suppliers accounted for approximately 44%, and 12% of the Group’s total purchases, respectively. For the year ended December 31, 2023, three major suppliers accounted for approximately 42%, 18%, and 10% of the Group’s total purchases, respectively. For the year ended December 31, 2022, four major suppliers accounted for approximately 33%, 28%, 12% and 10% of the Group’s total purchases, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU No. 2023-09, “Income Tax (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable. The Group is currently assessing the potential impact of the rule on our disclosures.

In March 2024, the FASB issued ASU No. 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU No. 2024-02, “Codification Improvements—Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Divestitures

On March 16, 2024, the Group signed a share transfer agreement with a third party to sell its 100% equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) for a consideration of $246,599 (RMB1.8 million). For the year ended December 31, 2024, the Group recorded a gain of $1,008,290 resulting from the disposition of Tantech Charcoal, which is reflected in gain (loss) from disposal of subsidiaries on the Consolidated Statement of Operations. Revenues and net income of Tantech Charcoal were $6,331,354 and $1,385,657, respectively, for the year ended December 31, 2024, $43,045,679 and $8,142,194, respectively, for the year ended December 31, 2023, and $49,010,850 and $5,851,977, respectively, for the year end December 31, 2022. The disposition is not considered a strategic shift to the Group’s business nor to have a major effect on the Group’s operation and financial results; therefore, it is not reported as a discontinued operation.

On December 25, 2024, the Group entered into a share transfer agreement with a third party. Under the agreement, the Group agreed to sell all of the equity in USCNHK Group Limited (“USCNHK”) and its wholly owned subsidiaries, Tantech Holdings (Lishui) Co., Ltd., Hangzhou Tanbo Technology Co., Ltd. and Lishui Xincai Industrial Co., Ltd., to the third party for $1,269 (approximately HKD10,000). For the year ended December 31, 2024, the Group recorded a loss of $2,023,033 resulting from the disposition of USCNHK, which is reflected in gain (loss) from disposal of subsidiaries on the Consolidated Statement of Operations. Revenues and net income (loss) of the USCNHK”) and its wholly owned subsidiaries were nil and $614,871, respectively, for the year ended December 31, 2024, nil and $3,240,482, respectively, for the year ended December 31, 2023, and nil and $ (693,216), respectively, for the year ended December 31, 2022. Prior to the transfer, those subsidiaries did not conduct any substantial business nor have a major effect on the Group’s operation and financial results, therefore, it is not reported as a discontinued operation.

Note 4 – Discontinued Operations

On May 15, 2025, the Group closed the sale of its Electric Vehicle business (the “EV Business”), comprised of 100% equity interest in Jiyi, 100% equity interest in Wangbo, 70% equity interest in Shangchi Automobile (51% equity held by Wangbo and 19% equity held by Jiyi) and 100% equity interest of Shenzhen Yimao held by Shangchi Automobile to a third party for a consideration of $11,179,154 (RMB 81,600,000).

The Group determined that the disposal of the EV Business met the criteria to be classified as a discontinued operation and, as a result, the EV Business’s historical financial results are reflected in the Group’s consolidated financial statements as a discontinued operation. The disposal of the EV Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the years ended December 31, 2024, 2023 and 2022, respectively.

The aggregated financial results of the discontinued business are set forth below:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
Revenues	$65,778	$2,687,305	$520,624
Cost of revenues	11,207	2,230,100	538,226
Gross profit (loss)	54,571	457,205	(17,602)
Operating expenses	1,013,008	2,283,967	1,343,546
Loss from operations	(958,437)	(1,826,762)	(1,361,148)
Other expenses, net	(118,214)	(57,849)	(90,541)
Loss before income taxes	(1,076,651)	(1,884,611)	(1,451,689)
Provision for income taxes	-	-	-
Loss from discontinued operations	$(1,076,651)	$(1,884,611)	$(1,451,689)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Discontinued Operation (continued)

Assets and liabilities of the discontinued operations:

	December 31,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$20,566	$29,459
Restricted cash	104	34,134
Accounts receivable, net	342,141	912
Inventory, net	453,971	999,212
Advances to suppliers, net	30,392	178,153
Prepaid taxes	36,312	68,619
Prepaid expenses and other receivables, net	3,700	10,636
Total current assets of discontinued operations	887,186	1,321,125

Non-current assets
Property, plant and equipment, net	994,281	1,119,559
Intangible assets, net	731	1,001
Total non-current assets of discontinued operations	995,012	1,120,560
Total assets of discontinued operations	$1,882,198	$2,441,685

Liabilities
Current liabilities
Accounts payable	$1,530,190	$1,457,878
Due to related parties	37,793	30,744
Customer deposits	887,699	1,104,964
Taxes payable	-	393
Accrued liabilities and other payables	2,564,581	2,005,021
Total current liabilities of discontinued operations	5,020,263	4,599,000
Total liabilities of discontinued operations	$5,020,263	$4,599,000

Note 5 – Accounts Receivable, net

Accounts receivable consisted of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$34,636,570	$44,159,513
Allowance for credit losses	(2,028,979)	(2,361,778)
Accounts receivable, net	$32,607,591	$41,797,735

 The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of year	$2,361,778	$1,684,158
Change of allowance for credit losses	(284,191)	727,747
Translation adjustments	(48,608)	(50,127)
Balance at end of year	$2,028,979	$2,361,778

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Financing Receivables, net

Starting in June 2022, the Group provided factoring financing service. The financing receivables secured by pledged accounts receivable with stated-owned entities and reputable companies, which have a carrying value of $43,612,371 as of December 31, 2024 and are in excess of the financing provided. The term of the financing receivables is generally within 12 months with annual interest of 6.5%, and renewed upon maturity with annual interest of 4.8%. The interest and principal of financing are due upon maturity. The principal and interest receivable of the financing amounted to $40,072,336 and $5,301,903 as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group recognized net financing interest income of $1,840,722, $2,180,970 and $1,400,227, respectively.

Financing receivables consisted of the following:

	December 31,	December 31,
	2024	2023
Financing receivables	$45,374,239	$44,783,011
Allowance for credit losses	(2,268,712)	(2,239,151)
Financing receivables, net	$43,105,527	$42,543,860

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of year	$2,239,151	$-
Change of allowance for credit losses	92,036	2,245,159
Translation adjustments	(62,475)	(6,008)
Balance at end of year	$2,268,712	$2,239,151

Note 7 – Inventory, net

Inventory consisted of the following:

	December 31,	December 31,
	2024	2023
Raw materials	$187,497	$234,846
Finished products	3,751	1,518
Total inventory	$191,248	$236,364

 For the years ended December 31, 2024, 2023 and 2022, the Group recorded inventory markdown in the amounts of nil, nil and $12,376, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Advances to Suppliers, net

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2024	2023
Advances to suppliers	$3,695,682	$37,742
Allowance for credit losses	-	(3,611)
Advances to suppliers, net	$3,695,682	$34,131

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of year	$3,611	$415
Change of allowance for credit losses	(3,563)	3,217
Translation adjustments	(48)	(21)
Balance at end of year	$-	$3,611

Note 9 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31,	December 31,
	2024	2023
Machinery and production equipment	$280,100	$245,312
Electronic equipment	3,702	3,806
Office equipment	5,184	5,330
Transportation equipment	63,000	-
Subtotal	351,986	254,448
Less: Accumulated depreciation	(228,716)	(228,504)
Property, plant and equipment, net	$123,270	$25,944

Depreciation expense was $6,519, $199,009 and $229,431 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 10 – Intangible Assets, net

Intangible assets stated at cost less accumulated amortization consisted of the following:

	December 31,	December 31,
	2024	2023
Software	$6,212	$11,550
Patents	206,791	212,599
Subtotal	213,003	224,149
Less: Accumulated amortization	(28,456)	(13,063)
Intangible assets, net	$184,547	$211,086

Amortization expense for intangible assets totaled $21,071, $10,920 and $8,092 for the years ended December 31, 2024, 2023 and 2022, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Leases

The Group has several operating leases for factory facilities and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The rental expense for the years ended December 31, 2024, 2023 and 2022 was $136,063, $258,193 and $270,357, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2024	2023
Right-of-use assets, net	$1,060,426	$1,232,323

Operating lease liabilities - current	139,222	163,343
Operating lease liabilities - non-current	919,781	1,073,205
Total operating lease liabilities	$1,059,003	$1,236,548

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024 and 2023

	December 31,	December 31,
	2024	2023
Weighted average remaining lease term (years)	6.95	7.77
Weighted average discount rate	3.85%	4.50%

The following is a schedule of maturities of lease liabilities as of December 31, 2024:

Twelve months ending December 31,
2025	$175,528
2026	172,651
2027	169,713
2028	169,713
2029	169,713
Thereafter	339,425
Total future minimum lease payments	1,196,743
Less: Imputed interest	137,740
Total	$1,059,003

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Short-term Bank Loan

The Company’s short-term bank loan consisted of the following:

	December 31,	December 31,
	2024	2023
Loan payable to Bank of China Lishui Branch	$-	$2,264,812
Total	$-	$2,264,812

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,202,942 (RMB16,079,936) for one-year term at a fixed annual interest rate of 4.35% for to obtain work capital. The loan was renewed upon maturity. The loan was collateralized by building and land use right of Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”, a subsidiary disposal in December 2023). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan. The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”) and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and three other related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Group, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was disposed through the disposition of Tantech Charcoal on March 16, 2024.

For the years ended December 31, 2024, 2023 and 2022, the interest expense related to bank loans was $45,796, $88,762 and $188,717, respectively.

Note 13 – Loan Payable to Third Parties

	December 31,	December 31,
	2024	2023
Loan payable to third parties (i)	$1,027,734	$3,522,521
Loan payable to third party (ii)	2,223,000
Total	$3,250,734	$3,522,521

(i)

On December 17, 2021, the Group borrowed $7.0 million from two third parties. The amounts are unsecured with an interest rate of 6% per annum and with a one-year term from December 17, 2021 to December 16, 2022. The balance was $3,395,861 as of December 16, 2022. The remaining balance was extended to December 15, 2024, with an interest rate of 6% per annum. The Group fully repaid one third party’s principal and interest by September 16, 2024. On December 16, 2024, the Group signed an extension agreement with the other third party, such that the remaining principal and interest balance of $1,027,734 was extended to December 15, 2025. If the Group fails to repay the debt, the Group shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditors rights.

(ii)

August 1, 2024, the Company entered into a promissory note agreement with a creditor, pursuant to which the Company issued the investor an unsecured promissory note with original principal amount of $2,160,000 for $2,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily with a term of twelve months. The promissory note includes an original issue discount of $140,000 along with $20,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment. As of December 31, 2024, the outstanding principal and interest balance was $2,223,000.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Convertible Note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”, the"Investor"), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “June 2023 Note”), convertible into ordinary shares of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The Note bears interest at a rate of 7% per annum. Pursuant to the convertible note agreement, the conversion price is 80% the lower of: (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured; or (ii) the average closing price of the common shares for the five trading days immediately preceding the date the redemption conversion price is measured, but not lower than $1.2 (the “Floor Price”). All outstanding principal and accrued interest on the June 2023 Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The June 2023 Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. In addition, the June 2023 Exchange Note provides that upon occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On September 5, 2024, the Company entered into an exchange agreement (the “Exchange Agreement”) with Streeterville, pursuant to which the Company issued a promissory note (the “September 2024 Exchange Note”) in exchange for the cancellation of the June 2023 Note. The principal amount of the September 2024 Exchange Note was $1,525,213, consisting of the remaining outstanding balance of the original June 2023 Note of $1,225,213 and an exchange fee of $300,000. The September 2024 Exchange Note bears the same interest rate as the June 2023 Note and will have a term of twelve months with maturity date of September 4, 2025. Beginning on October 1, 2024, Streeterville has the right to redeem the September 2024 Exchange Note at any time, subject to a maximum monthly redemption amount of $300,000 and minimum monthly redemption amount of $150,000. If the Company has not paid by a minimum monthly redemption amount of $150,000. The difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will automatically increase by 0.5% as of such fifth day. The Streeterville shall have the right to increase the balance of the September 2024 Exchange Note by 10% for a major trigger event and 5% for a minor trigger event as defined in the Exchange Agreement, with an aggregate of 25% as the maximum increase in the outstanding balance.

For the June 2023 Note and the September 2024 Note (together as the “Notes”), the Company has elected to recognize the Notes at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged a third-party valuation firm to perform the valuation of the convertible note. The fair value of the convertible note was calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

	June 29, 2023		December 31, 2023		December 31, 2024
Risk-free interest rate	5.419%		4.77%		4.32%
Expected life	1.0	year	0.5	year	0.7	year
Share price	$2.68 (post-split adjusted 107.2)		$1.19 (post-split adjusted 47.6)		$0.21(post-split adjusted 8.4)
Volatility	142%		135%		149%

For the years ended December 31, 2024 and 2023, the Notes were partially converted into 8,899,354 (post-split adjusted 222,483) and 339,183 (post-split adjusted 8,479) common shares of the Company, respectively. For the years ended December 31, 2024 and 2023, the fair value of the Notes immediately prior to conversion was assessed at $2,060,000 and $438,000, respectively. The fair value of the Notes was $198,000 and $1,727,694 as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, the Company recognized a loss of change in fair value of the convertible note of $504,006 and $165,704, respectively.

Due to the significant drop in the Company’s share price, Streeterville and the Company reached a consensus, pursuant to which, the Company paid Streeterville compensation of $610,227 and nil for the years ended December 31, 2024 and 2023, respectively, which was expensed and considered to be an addition to the outstanding balance of the Notes.

The Exchange Agreement was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the change in the fair value of the Notes immediately before and after the Exchange agreement in the amount of $298,213 was accounted for as a gain on debt extinguishment for the year ended December 31, 2024.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Related Party Balances and Transactions

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Group
Zhengyu Wang(i)	Controlling shareholder of the Company
Yefang Zhang(i)	Chairwoman
Wangfeng Yan	Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	Controlled by Wangfeng Yan
Forasen Group	Controlled by Zhengyu Wang
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	Controlled by Yefang Zhang
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	Controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	Controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	A company controlled by Yefang Zhang

(i) Effective December 19, 2024, Mr. Zhengyu Wang resigned as Chairman of the Board of Directors and Ms. Yefang Zhang served as Chairwoman. Mr. Zhengyu Wang remains a controlling shareholder of the Group after his resignation.

Due from a related party

The balances due from related party were as follows:

	December 31,	December 31,
	2024	2023
Mr. Zhengyu Wang	$118,025	$-
Total	$118,025	$-

As of December 31, 2024, the Group had advanced funds to Mr. Zhengyu Wang for expanding business, such funds have been collected as of this annual report filing date.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2024	2023
Mr. Zhengyu Wang and his affiliates	$-	$730,658
Mr. Wangfeng Yan, and his affiliates	11,576	142,065
Total	$11,576	$872,723

As of December 31, 2023, the Group borrowed $730,658 from Mr. Zhengyu Wang and his affiliates to obtain working capital.

Mr. Wangfeng Yan, and his affiliates, also made advances to the Group. The balance due to Mr. Wangfeng Yan and his affiliates was $11,576 and $142,065 as of December 31, 2024 and 2023, respectively.

All balances due to related parties were unsecured, interest-free and due upon demand.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Related Party Balances and Transactions (continued)

Lease arrangement with related party

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,100 (RMB15,338). For the years ended December 31, 2024, 2023 and 2022, the Group recorded rent income of nil, $64,231 and $23,001, respectively from Nongmi Food.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,300 (RMB38,280). For the years ended December 31,2024, 2023 and 2022, the Group recorded rent income of nil, $28,149 and $66,038, respectively from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). For the years ended December 31,2024, 2023 and 2022, the Group recorded rent income of nil, $18,937 and nil, respectively from Nongmi Ecological.

Guaranty provided by related parties

Mr. Zhengyu Wang, Ms. Yefang Zhang, Ms. Aihong Wang, Forasen Group and LJC provided guarantees to the Group’s bank loans (See Note 12).

Note 16 – Commitments and Contingencies

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Group for a debt dispute of approximately $1.6 million (RMB11.35 million). Mr. Chen had been the former general manager of Shangchi Automobile before the Group acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.2 million (RMB8.95 million). The Group filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Group recorded the disputed amount and further accrued interest of $0.8 million (RMB6.0 million) in accrued liabilities based on the best estimate of the management as of December 31, 2024. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.2 million (RMB8.7 million) in the Group’s certain bank accounts to enforce the execution. As of the date of this filing, the Group has paid $22,449 (RMB163,862).

Guaranty provided for third parties

In July 2020, Tantech Bamboo had provided a guarantee with Bank of China Lishui Branch for Zheijiang Forasen Food Co., Ltd. ("Forasen Food", Yefang Zhang had sold it in September 2021) for maximum amount of approximately $1.4 million (RMB10 million) by pledging certain land and building as the collateral for the loan. The guarantee has expired on July 8, 2023.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Stockholders’ Equity

Common shares

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022. On March 14, 2022, the Company paid cash to certain minor shareholders and cancelled 36 (post-split adjusted 1) shares due to reverse split reconciliation.

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 9, 2022. On November 28, 2022, the Company paid cash to certain minor shareholders and cancelled 2,031 (post-split adjusted 500) shares due to reverse split reconciliation.

On May 26, 2023, the Company’s Board approved to change the authorized number of common shares from 2.5 million to 500 million.

On April 23, 2024, the Company’s Board approved to issue an unlimited number of common shares of no par value each.

On January 21, 2025, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-forty reverse split with the effective date of February 13, 2025.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted to reflect the reverse split.

Private placements

On March 18, 2022, the Company completed an offering of 833,333 (post-split adjusted 20,833) common shares at an offering price of $12.0 (post-split adjusted 480) per share for total net proceeds of $8,825,000 after deducting legal costs related to the offering. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15% of common shares at the public offering price to cover over-allotments, if any. On March 22, 2022, the underwriter of the Offering exercised its Over-allotment Option to purchase an additional 120,000 (post-split adjusted 3,300) common shares at a price of $12.0 (post-split adjusted 480) per common share, for total net proceeds of $1,295,400 after deducing legal costs related to the offering.

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,000,000 (post-split adjusted 25,000) common shares at a price of $2.80 (post-split adjusted 112) per share, the net proceeds of $2,779,325 after deducting related expenses. The transaction was closed on March 22, 2023.

On June 26, 2023, the Company entered into a securities purchase agreement with six individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,240,000 (post-split adjusted 31,000) common shares at a price of $2.5 (post-split adjusted 100) per share, the net proceeds of $3,055,000 after deducting related expenses. The transaction was closed on June 30, 2023.

 On April 22, 2024, the Company entered into a private placement (the “April 2024 Private Placement”) and issued an aggregate of 4,200,000 (post-split adjusted 105,000) units and pre-funded units (collectively, the “Units”) at a purchase price of $0.50 (post-split adjusted 20) per unit (less $0.0001 (post-split adjusted 0.004) per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “April 2024 Warrants”). The aggregate gross proceeds amounted to $21,000,000, for total net proceeds of $1,722,500 after deducing legal costs related to the offering.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Stockholders’ Equity (continued)

The Pre-Funded Warrants is immediately exercisable at an exercise price of $0.0001 (post-split adjusted 0.004) per common share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $0.75 (post-split adjusted 30) per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants, exercisable following the Reset Date, will have an exercise price of $0.0001 (post-split adjusted 0.004) per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and the number of Common Shares issuable under the Series A Warrants are subject to adjustment. The number of Common Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Common Shares during a period of 10 trading days, subject to a pricing floor of $0.137 (post-split adjusted 5.48) per Common Share.

Warrants

(i)	November 2020 Warrants

On November 24, 2020, the Company completed an offering and issued registered warrants to investors to purchase up to 11,477 (post-split adjusted 287) common shares and unregistered warrants to purchase up to 13,773 (post-split adjusted 344) common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $0.1612 (post-split adjusted 6.448) per share. The exercise price of such warrants was reduced from $434.4 (post-split adjusted 17,376) per share to $12.0 (post-split adjusted 480) per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022 and further reduced to $0.1612 (post-split adjusted 6.448) per share in November 21 2024. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 1,515 (post-split adjusted 38) common shares at $435.6 (post-split adjusted 17,424) per share, exercisable between May 24, 2021 to November 24, 2023. Management determined that November 2020 warrants upon issuance meet the requirements for equity classification under ASC 815-40 because they were indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. The change in fair value of warrants immediately before and after each time the Company modifies the warrant exercise price is recorded as warrants modification expense.

(ii)	Warrants issued in connection with April 2024 Private Placement

In connection with the April 2024 Private Placement, the Company issued 450,000 (post-split adjusted 11,250) pre-funded warrants, in which 340,000 (post-split adjusted 8,500) prefunded warrants have been exercised for the year ended December 31, 2024. In addition, the Company also issued the April 2024 Warrants (8,400,000 (post-split adjusted 210,000) Series A Warrants with an exercise price of $0.75 (post-split adjusted 30) per common share and Series B warrants with an exercise price of $0.0001 (post-split adjusted 0.004) per common share, all warrants have a term of 5.5 years from the date of issuance). On August 9, 2024, according to the related term specified in the agreement, the Company reset the exercise price and number of such warrants A to $0.1612 (post-split adjusted 6.448) and 39,081,891 (post-split adjusted 977,047). During the year ended December 31, 2024, 20,342,818 (post-split adjusted 508,570) warrants was exercised. Before August 9, 2024, the investors exercised 1,318,058 (post-split adjusted 32,951) warrants B according to the related term specified in the agreement. On August 9, 2024, the Company also reset the exercise price of such warrants B to $0.1612 (post-split adjusted 6.448) and the maximum eligibility number is being determined based on the reset price. From August 9, 2024 to December 31, 2024, 6,859,147 (post-split adjusted 171,479) warrants were exercised

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Stockholders’ Equity (continued)

Management determined that the 2024 April warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis. The Group engaged a third-party valuation firm to perform the valuation of warrant liabilities using Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The major assumptions used in the Monte Carlo Model are as follows:

	April 22, 2024	December 31, 2024
Risk-free interest rate	5.39%	4.8%
Expected life	5.5 year	4.8 year
Share price	$0.64 (post-split adjusted 25.6)	$0.21 (post-split adjusted 8.4)
Volatility	132%	157%

As of December 31, 2024, the fair value of warrant liabilities related to the April 2024 warrants amounted to $2,000,000.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

The following table summarized the Company’s warrants activity:

	Number of warrants	Weighted average exercise price per share $ per share	Weighted average life Years

Balance of warrants outstanding as of December 31, 2022	669	1,439.20	2.79
Granted	-	-	-
Forfeited	(38)	-	-
Balance of warrants outstanding as of December 31, 2023	631	480.00	1.90
Granted	1,192,727
Forfeited	(721,500)
Balance of warrants outstanding as of December 31, 2024	471,858	7.04	4.83

Conversion of convertible note

On June 29, 2023, the Company issued a convertible note in the principal amount of $2,160,000 to an investor. The Note was partially converted into 339,183 (post-split adjusted 8,479) common shares with conversion prices ranging from $1.2-$1.848 (post-split adjusted 48.0-73.92) during the year ended December 31, 2023. The fair value of the convertible note immediately prior to conversion was assessed at $438,000. The Company issued an aggregate of 8,899,354 (post-split adjusted 222,483) common shares to Streeterville with conversion prices ranging from $0.14-$1.2 (post-split adjusted 5.6-48.0) during the year ended December 31, 2024, the fair value of the convertible note immediately prior to conversion was assessed at $ 2,060,000.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Non-controlling Interests

A reconciliation of non-controlling interest as of December 31, 2024 and 2023 is as follows:

	December 31,	December 31,
	2024	2023
Beginning balance	$(2,712,752)	$(2,148,964)
Proportionate shares of net loss	(323,515)	(565,301)
Foreign currency translation adjustment	4,592	1,513
Total	$(3,031,675)	$(2,712,752)

As of December 31, 2024 and 2023, the non-controlling interests balance represents the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 19 – Long-term Investment

On January 10, 2018, the Group invested approximately $16.5 million (or RMB120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11‑square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023. On October 16, 2023, the government approved to extend the right for 5 more years.

On November 29, 2019, the Group entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6.3 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

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

After a series of transactions and reorganization, since December 31, 2019, the Group and Jingning Zhonggang have owned 18% and 82%, respectively, of Libo Haokun, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements enable Tantech to indirectly hold an 18% stake in Fuquan Chengwang through holding 18% in the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $6.3 million (RMB46.5 million) to exchange 18% of the interest in Fuquan Chengwang. After the transaction, the Group’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest in Jingning Meizhongkuang.

Due to the fact that the Group did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the years ended December 31, 2024, 2023 and 2022, the Group did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2024 and 2023 consisted of the following:

	December 31,	December 31,
	2024	2023
Prepaid value-added tax	$464,963	$494,439
Others	3,494	4,734
Total	$468,457	$499,173

Taxes payable

Taxes payable as of December 31, 2024 and 2023 consisted of the following:

	December 31,	December 31,
	2024	2023
Corporation income tax payable	$1,428,586	$1,033,043
Other tax payable	133,055	153,914
Total	$1,561,641	$1,186,957

Corporation income tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. EPakia Gohomeway Holding and Gohomeway were incorporated in Delaware and California, United States and are subject to a combined U.S. federal and state statutory income tax rate at 28%. EPakia Canada was incorporated in Alberta, Canada and is subject to a combined federal and provincial statutory income tax rate at 23%. USCNHK Holdings, China East and Euroasia are holding companies registered in Hong Kong and have no operating profit for tax liabilities.

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which has been effective since January 1, 2008.

The following table reconciles PRC statutory rates to the Group’s effective tax rates for the years ended December 31, 2024, 2023 and 2022:

	Years ended December 31,
	2024	2023	2022
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact	341%	3%	5%
Permanent difference and others	53%	(4)%	7%
Changes of deferred tax assets valuation allowances	79%	2%	7%
Total	498%	26%	44%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Taxes (continued)

Income tax expense consisted of the following:

	Years ended December 31,
	2024	2023	2022
Current	$3,111,047	$2,364,489	$3,141,969
Deferred	-	-	-
Total	$3,111,047	$2,364,489	$3,141,969

Significant components of deferred tax assets are as follows:

	December 31,	December 31,
	2024	2023
Deferred tax assets:
Allowance for credit losses and other markdown and impairments	$1,145,662	$1,250,752
Valuation allowance	(1,145,662)	(1,250,752)
Total	$-	$-

At December 31, 2024 and 2023, the Group has provided full valuation allowance for deferred tax assets that the Group estimated it could not realize due to expected future operating loss in certain entities. As of December 31, 2024 and 2023, the valuation allowance was $1,145,662 and $1,250,752, respectively. The Group’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 21 – Earnings Per Share

Basic net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted average shares outstanding during the relevant period. Diluted net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted average common shares outstanding during the relevant period adjusted for the dilutive effect of unexercised warrants. As of December 31, 2024 and 2023, the total number of registered and unregistered warrants outstanding was 18,874,323 (post-split adjusted 471,858) and 25,250 (post-split adjusted 631), respectively. For the year ended December 31, 2024, no warrants were included in the diluted loss per share as they would be anti-dilutive. For the year ended December 31, 2023, no warrants were included in diluted income per share since the exercise prices for the warrants were higher than the average market price. For the year ended December 31, 2022, 9,235 (post-split adjusted 231) warrants were included in diluted income per share since the exercise prices for the warrants were lower than the average market price.

The following table presents a reconciliation of basic and diluted earnings (loss) per share:

	For the years ended December 31,
	2024	2023	2022
Net income (loss) attributable to common shareholders of Tantech Holdings Ltd.	$(3,241,770)	$5,582,847	$3,021,069
Weighted average shares Outstanding - Basic	423,174	69,186	24,923
Dilutive securities -Unexercised warrants	-	-	231
Weighted average shares outstanding –Diluted	423,174	69,186	25,154
earnings (loss) per share - Basic	$(7.66)	$80.69	$121.21
Earnings (loss) per share – Diluted	$(7.66)	$80.69	$120.10

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 – Segment Information

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. On May 15, 2025, the Group closed the sale of its Electric Vehicle business (the “EV Business”). As a result, the Group has determined that it has one operating segment as defined by ASC 280.

Most of the Group’s long-lived assets are located in the PRC, thus no geographic information of long-lived assets is presented.

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2024	2023	2022
Revenues from China	$42,233,433	$43,047,749	$52,955,246
Revenues directly from foreign countries	706,703	1,583,367	14,424
Total revenue	$42,940,136	$44,631,115	$52,969,670

Note 23 – Subsequent Events

On January 7, 2025, the Company entered into inducement agreements (each, an “Inducement Agreement”) with certain holders (the “Holders”) of the Company’s Series A warrants, exercisable for an aggregate of 16,046,466 of the Company’s common shares, originally issued pursuant to a securities purchase agreement dated April 22, 2025 (such Series A warrants, the “Existing Warrants”). Pursuant to the Inducement Agreements, the Company agreed, as consideration for exercising all or part of the Existing Warrants held by any such Holder, to issue to such Holder one or more new Series A common share purchase warrants, exercisable for up to a number of Common Shares equal to 150% of the number of Existing Warrants Shares issued upon exercise of the Existing Warrants pursuant to the terms of the Inducement Agreements (such warrants, the “New Warrants” and such Common Shares issuable upon exercise thereof, the “New Warrant Shares”). Under the terms of the Inducement Agreements, the Holders may exercise up to an aggregate of 16,046,466 Existing Warrants subject to the beneficial ownership limitation of 4.99% (or 9.99% upon election by a Holder prior to the issuance of any New Warrants on or before January 21, 2025). If the Holder exercise all of their Existing Warrants pursuant to the Inducement Agreement, the Company will receive aggregate gross proceeds of up to approximately $2.6 million. The New Warrants are exercisable immediately following issuance and have an exercise price of $0.20. The New Warrants will expire 5.5 years from the date of issuance. An aggregate of 2,625,000 (post-split adjusted 65,625) warrants were issued for these inducement agreements.

On April 18, 2025, the Group entered into an equity acquisition agreement with a third party, under which the Group purchased an 85% equity interest in Xintong International Trading Limited (“Xintong”) for consideration of approximately $66.9 million (RMB488.0 million), consisting of the first tranche payment  totaling $46.0 million (RMB335.7 million) settled by April 25, 2025, the second tranche of $13.0 million (RMB95.0 million) in the form of a convertible note issued by April 30, 2025, and the remaining balance shall be paid in cash before September 30, 2025. Xintong owns 100% equity interests in Shanghai Senhuixin technology Co., Ltd, a PRC holding company, which owns 30% equity interest in Shandong Liansen Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights, and forest and plants that can be used for Chinese herbal medicine cultivation and flower cultivation

