Form 20-F/A
period 2024-12-31
TANTECH HOLDINGS LTD
filed 2025-09-18
CIK 1588084

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

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) amends the annual report on Form 20-F of Tantech Holdings Ltd (the “Company,” “we” or “our”) for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2025 (the “Form 20-F”). This Form 20-F/A is being filed in response to the comment letter dated September 2, 2025 (the “SEC Comment Letter”) from the staff of the SEC and relates to matters discussed in the SEC Comment Letter.  Item 3, Key Information, of Part I in the Form 20-F is amended by this Form 20-F/A to include the revised disclosures regarding the risks to our investors related to the Company’s corporate structure and being based in or having the majority of the company’s operations in China. Items 17 and 18, Financial Statements, of Part III are amended by this Form 20-F/A to include a revised Report of Independent Registered Public Accounting Firm, and the Consolidated Financial Statements (the “Financial Statements”) and the revised notes to the Financial Statements in response to the SEC Comments. Item 19 of Part III in the Form 20-F is amended by the filing of new exhibits regarding a promissory note dated August 1, 2024 and related note purchase agreement, CEO and CFO certification, and the auditor’s consent letter in this Form 20-F/A.

This Amendment on Form 20-F/A speaks as of the filing date of the Form 20-F on May 15, 2025. Other than as set forth herein, the Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 15, 2025.

ITEM 3. KEY INFORMATION

Our Corporate Structure and the Operations of Our PRC Subsidiaries

Tantech Holdings Ltd (“THL,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company, we conduct a substantial portion of our operations through our subsidiaries based in mainland China. Therefore, investing in our securities involves unique and a high degree of risk. You should carefully read and consider the risk factors of this report (beginning on page 13), especially the risk factors under the caption “Risks Related to Doing Business in China” (beginning on Page 23).

The securities registered under the Securities Act and the Exchange Act are of the offshore holding company, Tantech Holdings Ltd, a British Virgin Islands company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the U.S., and the holding company does not conduct operations in China or the U.S. As a holding company with no material operations of its own, the majority of the Company’s business is conducted by our PRC subsidiaries with a portion operated by our non-PRC subsidiaries. Investors of our securities do not and may never have direct ownership in our subsidiaries based in China. This holding structure involves unique risks to investors in that the PRC government could disallow our holding company structure, which would result in a material change in our operations and the value of such securities could significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China.”

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

We are subject to legal and operational risks associated with being based in or having the majority of the Company’s operations in the PRC. PRC laws and regulations can change quickly with little advance notice, and Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the Company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities. Uncertainties in the enforcement of PRC laws and regulations may limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our securities to significantly decline in value or become worthless. The Chinese government may intervene or influence the operations of our PRC subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China.”

Summary of Risk Factors

Investing in our common shares involves significant risks. Below is a summary of the principal legal and operational risks we face as an issuer based in or having the majority of the Company’s operations in China and the risks related to ownership of our common shares. These and other risks are discussed more fully in the section titled “Risk factors.”

Risks Related to Doing Business in China.

We are based in China and have the majority of our operations in China, and as a result, we face risks and uncertainties related to doing business in China. Such risks include, without limitation:

•	Our business and results of operations may be affected by changes in China’s economic, political or social conditions or government policies.

•

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, and rules and regulations in China can change quickly with little advance notice. Such uncertainties could cause our common shares to significantly decline in value or become worthless.

•

If the Chinese government determines that our corporate structure does not comply with Chinese laws and regulations, or if Chinese laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities, including that it could cause the value of our securities to significantly decline or become worthless.

•

The PRC government exerts substantial influence over the manner in which we may conduct our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

•

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures in our securities offerings.

•

Recent regulatory developments in China, including greater oversight and discretion over privacy and data security, may subject us to additional regulatory review, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4

•

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years and as a result, Nasdaq may determine to delist our common shares.

•	We are a holding company and may rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

•

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

•	Chinese economic downturn or growth slowdown may harm our business.

•	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

•

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

•	We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

•	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

•	Governmental control of currency conversion may affect the value of our investors’ investment.

•	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

•

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

•	Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

•	Labor laws in the PRC may adversely affect our results of operations.

•	Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

Risks Related to Ownership of Our Common Shares

•

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our securities could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

•	The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

•	We do not intend to pay dividends for the foreseeable future.

•

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

•

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

•	We incur significant costs as a result of being a public company.

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

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products.

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

As a company that focuses primarily on consumer products in our Charcoal Doctor line of products, we rely on our ability to predict the needs and desires of customers several months before fulfilling orders for distributors. If we are unable to accurately forecast our customers’ preferences, we may lose market share to our competitors.

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

Our high concentration of sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

For the year ended December 31, 2024, two customers accounted for 80% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2023, one customer accounted for 95% of vehicle sales for Shangchi Automobile. For the year ended December 31, 2022, one customer accounted for 78% of vehicle sales. Due to the concentration of sales to relatively few customers, the loss of one customer would have a significant impact on our operational results. Any unfavorable changes in our business relationships with our significant customers could have a material adverse effect on our business and financial results.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we have relied on our CEO, CFO and former CEO, Mr. Wangfeng Yan, to manage our subsidiaries’ operations in China. Our senior management has been involved in the bamboo charcoal industry by working at our subsidiaries for over ten years. Due to their experiences in the industry in general and our company in particular, they would be difficult to replace.

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

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently hold six patents on charcoal products.

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

Risks Related to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Most of our business operations are conducted in China. Our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and oversight, growth rate, regulation of foreign currency exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government, or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. In response to the global and regional economic slowdowns, the PRC government has adopted policy measures aimed at stimulating the economic growth in China, and the implementation of these measures may be adjusted from industry to industry or across different regions of the country. Any adverse developments in the overall economic growth or in the geographical markets in which we operate may result in a reduction in demand for our financing services or the commodities we trade. Such adverse changes could materially and adversely affect our business, financial condition and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, and rules and regulations in China can change quickly with little advance notice. Such uncertainties could cause our shares to significantly decline in value or become worthless.

We conduct a majority of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to us. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may change quickly with little advance notice or have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. It is especially difficult for us to accurately predict the potential impact on us of new legal requirements in mainland China because the Chinese legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Further, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our investors, including you. Such uncertainties could cause the value of such securities to significantly decline or be worthless.

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

Our business in China, through the operations of our PRC subsidiaries, are governed by PRC law, including PRC foreign investment laws and regulations, among others. On January 1, 2020, the PRC Foreign Investment Law, or the Foreign Investment Law, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. Pursuant to these laws and regulations, we are permitted, through our subsidiaries, to engage in the manufacture and sales of our products. According to the Negative List, our charcoal products are not prohibited. Therefore, our portion of the foreign investment for these products may be up to 100%. However, we may not produce or operate those items which are on the Negative List. Further, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

In addition, pursuant to the PRC M&A Rules, an offshore special purpose vehicle formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals is required to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. However, the provisions of the M&A Rules remains unclear regarding the scope and applicability of the relevant approval requirement. There has not been any definitive rules or interpretations. Based on the current laws and regulations, our PRC counsel has advised us that the M&A Rules and related regulations do not require the Company or its PRC subsidiaries to obtain prior governmental approval for the listing and trading of the Company’s shares on an overseas securities market, given that our wholly foreign-owned subsidiaries were established by direct investment, rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules. However, there are substantial uncertainties as to how the M&A Rules are interpreted or implemented in the context of an overseas offering, and there can be no assurance that the PRC governmental agencies will ultimately take a view that is consistent with our PRC counsel’s opinion stated above.

If the PRC regulatory authorities were to find our legal structure and operations in the PRC to be in violation of any PRC laws, rules or regulations, we are uncertain what impact of PRC regulatory authorities’ actions would have on us and our subsidiaries and we may lose our right to operate in China through our investment and ownership in our PRC subsidiaries. If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

The PRC government exerts substantial influence over the manner in which we may conduct our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries. Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Further, Chinese government continues to exert more oversight and discretion over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the Company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On February 17, 2023, the CSRC promulgated the Trial Measures and the relevant five guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures also set forth the circumstances under which an overseas offering and listing of securities of a domestic company is prohibited. The Trial Measures provide that (1) a domestic company that seeks to indirectly offer and list securities in overseas markets shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings. Further, PRC domestic issuers that had already been listed on overseas securities markets on or prior to March 31, 2023 are deemed as existing issuers. Existing issuers are required to complete filing procedures within three working days after securities offerings and certain other events, including any follow-on offerings, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events such as a change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Pursuant to the Trial Measures, as an existing issuer, we are required to complete filing procedures with the CSRC in connection with our securities offerings and other prescribed events.

In addition, pursuant to the Confidentiality and Archives Management Provisions, which were promulgated on February 24, 2023, and came into effect on March 31, 2023, PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Under current PRC laws and regulations, as of the date of this report, as advised by our PRC legal counsel, we are required to file with the CSRC within 3 working days after completing a securities offering. Other than a CSRC filing, we are not required to obtain any approval or permission from, or be subject to other filing procedures with, any government agency for securities offerings. We have not been denied any requisite permissions by any PRC authority and have not received any inquiry, notice, warning or sanction from the CSRC, the CAC, or any other PRC authorities. However, given the uncertainties in the interpretation and enforcement of PRC laws and regulations, we cannot be certain that such laws and regulations will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals from government authorities. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain permissions or approvals from the CSRC or other governmental authorities in the future, we cannot assure our investors that we will be able to receive required permissions or approvals or complete required filing procedures in a timely manner or at all. If we fail to receive or maintain the required permissions or approvals or complete required filing procedures, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures in our securities offerings.

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

On February 17, 2023, with the approval of the State Council, the CSRC issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which  became effective on March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China , or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

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

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which took effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Recent regulatory developments in China, including greater oversight and discretion over privacy and data security, may subject us to additional regulatory review, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, among other things, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review period. We are subject to various risks and costs related to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Such covered data is wide ranging and relates to our investors, employees, suppliers, customers and other third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between the listed parent holding company, offshore subsidiaries, our PRC subsidiaries, and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cyber Security Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. As of now, Cyber Security Law has not been revised. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. Based on our understanding of the Measures as of the date hereof, the exact scope of operators of “critical information infrastructure” under the Measures and current PRC regulatory guidance remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As we operate an internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore resulting in adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. The Measures for Security Assessment of Cross-border Data Transfer further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. This brings more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC.

The Regulation on Network Data Security Management, which was promulgated on September 24, 2024 and became effective on January 1, 2025. The Regulation on Network Data Security Management introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

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

We are a holding company and may rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

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

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was last amended on December 28, 2021. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd
1.2 (1)	Memorandum of Association of Tantech Holdings Ltd
1.3 (2)	Amended and Restated Memorandum of Association of Tantech Holdings Ltd
2.1 (3)	Specimen Common Share Certificate
2.2ˆ	Description of Securities Registered under Section 12 of the Exchange Act
2.3 (4)	Form of Registered Investor Warrant issued on November 24, 2020
2.4 (4)	Form of Unregistered Investor Warrant issued November 24, 2020
2.5 (4)	Form of Placement Agent Warrant issued November 24, 2020
2.6(9)	Form of Series A Warrant issued on April 26, 2024
2.7(9)	Form of Series B Warrant issued on April 26, 2024
2.8(9)	Form of Pre-Funded Warrant issued on April 26, 2024
2.9(11)	Form of Series A Warrant issued on January 7, 2025
4.1ˆ	Translation of Employment Agreement between the Registrant and Wangfeng Yan as the CEO dated December 6, 2022
4.2ˆ	Translation of Employment Agreement between the Registrant and Weilin Zhang as the CFO dated June 26, 2022
4.3ˆ	Translation of Employment Agreement between the Registrant and Mingqin Dong as the COO dated December 6, 2022
4.4 (4)	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC
4.5 (5)	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC
4.6 (4)	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.7 (4)	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors
4.8(7)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021
4.9(9)	Securities Purchase Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and the Purchasers
4.10(9)	Placement Agent Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and Maxim Group LLC
4.11(9)	Registration Rights Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and the Investors
4.12(10)	Exchange Agreement, dated September 5, 2024, by and between Tantech Holdings Ltd and Streeterville Capital, LLC
4.13(10)	Promissory Note issued on September 5, 2024
4.14(11)	Inducement Agreement by and between Tantech Holdings Ltd and Securities Holders, dated January 7, 2025
4.12ˆ	English Translation of Equity Transfer Agreement, dated April 24, 2025, by and between African Forest Group Limited and EAG International Vantage Capitals Limited
4.13ˆ	English Translation of Equity Transfer Agreement, dated May 6, 2025, by and between Shanghai Jiamu Investment Management Co., Ltd. and Lishui Damushan Tea Co., Ltd.
4.14*	Note Purchase Agreement, dated August 1, 2024, by and between Tantech Holdings Ltd and Streeterville Capital, LLC
4.15*	Promissory Note issued on August 1, 2024
8.1ˆ	List of subsidiaries
11.1 (6)	Code of Ethics
11.2ˆ	Insider Trading Policy

44

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 (8)	2014 Equity Incentive Plan
23.1*	Consent Letter of YCM CPA INC.
97.1(2)	Clawback Policy
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File No. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form 20-F, dated June 11, 2024 and incorporated herein by reference.

(3)	Previously filed on Form F-1/A (File No. 333-198788), dated December 15, 2014 and incorporated herein by reference.

(4)	Previously filed on Form 6-K, dated November 20, 2020 and incorporated herein by reference.

(5)	Previously filed on Form 6-K/A, dated December 8, 2020 and incorporated by reference.

(6)	Previously filed on Form 20-F, dated April 30, 2015 and incorporated by reference.

(7)	Previously filed on Form 20-F, dated April 27, 2021 and incorporated herein by reference.

(8)	Incorporated by reference to Exhibit 99.1 to Form S-8 (File No. 333-203387) filed on April 13, 2015.

(9)	Previously filed on Form 20-F, dated April 25, 2024 and incorporated herein by reference.

(10)	Previously filed on Form 6-K on September 10, 2024, and incorporated herein by reference.

(11)	Previously filed on Form 6-K on January 8, 2025, and incorporated herein by reference.

*	Filed herewith.

ˆ	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Zheyuan Liu
Name:	Zheyuan Liu
Title:	Chief Executive Officer

Date: September 18, 2025

46

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

Irvine, California

May 15, 2025, except for Note 23, as to which the date is September 18, 2025

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

In accordance with ASC 326, the Group aggregates financing receivables sharing similar risk characteristics into a single pool for purposes of measuring expected credit losses, and the Group records an allowance for credit losses on financing receivables including accrued interest on a combined basis. The provision of credit losses for financing receivables is based upon the current expected credit losses (“CECL”) model, and the Group utilizes the discounted cash flow (“DCF”) method to determine the expected credit losses for the financing receivables by comparing the amortized cost of the financing receivables with the present value of the projected cashflow for the underlying collaterals. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including the value of collaterals, terms of the financing receivables, historical credit loss experience, and industry recovery rates for financing receivables with similar risk characteristics, as well as other conditions that may be beyond the Group’s control. Financing receivables that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit losses. Given that substantially all of the Group’s financing receivables are collateralized by pledged receivables with large state-owned entities and well-established companies, the financing receivables are not written off unless the net realizable value of the underlying collateral is less than the carrying amount.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Financing Receivables, net

Starting in June 2022, the Group provided factoring financing service. The initial term of the financing receivables was 12 months with maturity in June 2023 and annual interest of 6.5%. The financing receivables were subsequently renewed in both June 2023 and June 2024 for an additional 12 months each with annual interest of 4.8%. The principal balance of the financing receivables as of December 31, 2024 had been outstanding since June 2022. Subsequently on April 25, 2025, the entire financing receivables balance was fully settled as partial consideration paid in connection with the equity acquisition agreement entered into on April 18, 2025 (See Note 23).

Prior to the subsequent event described in Note 23, all the financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, and the net realizable value of the underlying collaterals was greater than the carrying amount of the financing receivables as of December 31, 2024 and 2023. Given all financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, the Group did not consider the renewals of the financing receivables terms to impact the credit risk determination and expected the outstanding financing receivables to be realizable within the 12-month term; accordingly, the Group classified all the financing receivables as current assets, and the Group did not consider it necessary to establish a nonaccrual policy.

The following table presents the activities related to the financing receivables for the years ended December 31, 2024 and 2023.

	Principal	Interest	Total
Balance as of December 31, 2023	$41,197,763	$3,585,248	$44,783,011
Increase in accrued interest	-	1,840,722	1,840,722
Translation adjustments	(1,125,427)	(124,067)	(1,249,494)
Balance as of December 31, 2024	$40,072,336	$5,301,903	$45,374,239
Allowance for credit losses			(2,268,712)
Financing receivables, net			43,105,527

	Principal	Interest	Total
Balance as of December 31, 2022	$42,412,500	$1,451,692	$43,864,192
Increase in accrued interest	-	2,180,970	2,180,970
Translation adjustments	(1,214,737)	(47,414)	(1,262,151)
Balance as of December 31, 2023	$41,197,763	$3,585,248	$44,783,011
Allowance for credit losses			(2,239,151)
Financing receivables, net			42,543,860

The movement of allowance for credit losses is as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of year	$2,239,151	$-
Change in allowance for credit losses	92,036	2,245,159
Translation adjustments	(62,475)	(6,008)
Balance at end of year	$2,268,712	$2,239,151

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

On April 18, 2025, the Group entered into an equity acquisition agreement with a third party, under which the Group purchased an 85% equity interest in Xintong International Trading Limited (“Xintong”) for consideration of approximately $66.9 million (RMB488.0 million), consisting of (i) the first tranche payment totaling $46.0 million (RMB335.7 million), which was settled by April 25, 2025 through the transfer of all of the Group’s financing receivables to the original owner of Xintong (with the Group no longer having any continuing involvement in nor control over the related financing receivables), (ii) the second tranche of $13.0 million (RMB95.0 million) in the form of a convertible note issued by April 30, 2025, and (iii) the remaining balance to be paid in cash before September 30, 2025. Xintong owns 100% equity interest in Shanghai Senhuixin technology Co., Ltd, a PRC holding company, which owns 30% equity interest in Shandong Liansen Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation.

