Form 20-F
period 2025-12-31
TANTECH HOLDINGS LTD
filed 2026-05-14
CIK 1588084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

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

Zhejiang Province 323000

People’s Republic of China

Tel: +86-578-226-2305

Fax: +86-578-226-2360

Email: tantech@tantech.cn

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on which
Title of each class	Trading Symbol	registered
Class A common shares	TANH	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A Common Shares

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report was: 6,214,872 Class A common shares*

(* Reflecting the common share reclassification effected on February 2, 2026)

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

The securities registered under the Securities Act and the Exchange Act are of the offshore holding company, Tantech Holdings Ltd, a British Virgin Islands company, which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the U.S., and the holding company does not conduct operations in China or the U.S. As a holding company with no material operations of its own, the majority of the Company’s business is conducted by our PRC subsidiaries with a portion operated by our non-PRC subsidiaries. Investors of our securities do not and may never have equity ownership in our subsidiaries based in China. This holding structure involves unique risks to investors in that the PRC government could disallow our holding company structure, which would result in a material change in our operations and the value of such securities could significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China.”

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

Our corporate structure contains no variable interest entities through contractual arrangements, and the industries in which we operate are not subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the PRC legal system, and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If, in the future, the PRC government determines that our corporate structure does not comply with PRC regulations, or if PRC regulations change or are interpreted differently, the value of our Class A common shares (the “Common Shares”) may decline or become worthless.

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

5

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

Risks Related to Ownership of Our Common Shares

•

We may be unable to regain compliance with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our Common Shares could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct a substantial portion of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and before May 2025, our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which was the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles. As of the date of this report, as advised by our PRC legal counsel, Guantao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

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

For the year ended December 31, 2025, the Company provided working capital loans of $3.4 million in aggregate to our wholly owned subsidiary, EPakia Inc.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our Common Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any material difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

A. Selected financial data.

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2025, 2024 and 2023. The information is derived from our consolidated financial statements included elsewhere in this annual report and previous annual report filed. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars, except share and per share data)

Statement of operations data:

	For the year ended December 31,
	2025	2024	2023
Revenues	$38,359	$42,940	$44,631
Gross profit	7,141	8,943	9,717
Operating expenses	19,347	4,959	6,058
(Loss) income from operations	(12,206)	3,984	3,659
(Loss) income before income tax	(33,505)	624	9,267
Income tax provision	(2,524)	3,111	2,364
Net (loss) income from continuing operations	(30,981)	(2,487)	6,903
Net loss from discontinued operations	(61)	(1,079)	(1,885)
Net (loss) income	(31,042)	(3,566)	5,018
Net loss attributable to the non-controlling interest	(18)	(324)	(565)
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(31,424)	$(3,242)	$5,583
(Loss) earnings per share- Basic and diluted	$(13.64)	$(7.66)	$80.69

Balance sheet data:

	As of December 31,
	2025	2024	2023
Working capital	$62,764	$106,047	$98,063
Current assets	73,991	117,803	115,671
Total assets	123,975	142,952	141,687
Current liabilities	11,227	11,756	17,608
Total liabilities	2,398	14,676	18,682
Total equity	110,350	$128,276	$123,005

Selected Consolidated Financial Schedule

	For the year ended December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$2,569	$35,790	$-	$38,359
Income for equity method investment	$(30,130)	$-	$-	$30,130	$-
Net loss	$(31,023)	$(695)	$(29,454)	$30,130	$(31,042)
Comprehensive income loss	$(29,256)	$(695)	$(30,812)	$31,488	$(29,275)

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$707	$42,233	$-	$42,940
Income for equity method investment	$5,378	$-	$-	$(5,378)	$-
Net loss	$(3,242)	$(946)	$5,994	$(5,372)	$(3,566)
Comprehensive income loss	$(3,160)	$(946)	$6,686	$(6,059)	$(3,479)

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$1,583	$43,485	$(437)	$44,631
Income for equity method investment	$6,677	$-	$-	$(6,677)	$-
Net income	$5,583	$(834)	$6,931	$(6,662)	$5,018
Comprehensive income	$1,361	$(834)	$4,965	$(4,694)	$798

	As of December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$46	$70	$32,948	$-	$33,064
Total current assets	$76,231	$3,760	$70,184	$(76,184)	$73,991
Investments in subsidiaries	$43,583	$-	$-	$(43,583)	$-
Total non-current assets	$43,583	$49	$49,935	$(43,583)	$49,984
Total assets	$119,814	$3,809	$120,119	$(119,767)	$123,975
Total liabilities	$9,465	$9,293	$67,802	$(72,935)	$13,625
Total equity	$110,349	$(5,484)	$52,317	$(46,832)	$110,350
Total liabilities and equity	$119,814	$3,809	$120,119	$(119,767)	$123,975

	As of December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$46	$158	$34,987	$-	$35,191
Total current assets	$70,694	$2,337	$115,405	$(70,633)	$117,803
Investments in subsidiaries	$65,446	$-	$-	$(65,446)	$-
Total non-current assets	$65,446	$61	$25,088	$(65,446)	$25,149
Total assets	$136,140	$2,398	$140,493	$(136,079)	$142,952
Total liabilities	$4,832	$7,187	$66,916	$(64,259)	$14,676
Total equity	$131,308	$(4,789)	$73,577	$(71,820)	$128,276
Total liabilities and equity	$136,140	$2,398	$140,493	$(136,079)	$142,952

	For the year ended December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(2,929)	$(3,301)	$414	$-	$(5,816)
Net cash provided by (used in) investing activities	$(3,443)	$(530)	$(546)	$3,443	$(1,076)
Net cash provided by (used in) financing activities	$6,372	$3,743	$(3,247)	$(3,443)	$3,425

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$873	$(5,485)	$9,975	$-	$5,363
Net cash provided by (used in) investing activities	$(7,299)	$(1,441)	$(1,859)	$7,299	$(3,300)
Net cash provided by (used in) financing activities	$6,463	$7,081	$(2,776)	$(7,299)	$3,469

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,027)	$(1,053)	$7,340	$-	$5,260
Net cash provided by (used in) investing activities	$(6,820)	$-	$(2,575)	$6,820	$(2,575)
Net cash provided by (used in) financing activities	$7,824	$1,023	$5,403	$(6,820)	$7,430

B. Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C. Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D. Risk factors.

Risks Related to Our Business and Industry

A weakening of the Chinese economy could hurt demand for our Charcoal Doctor products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes. As such, we have relied on consumer spending to drive sales in this product line. Since 2010, China’s GDP growth rate has slowed from more than 10% to 5% in 2025. If China’s economy slows, or if customer spending for household items decreases, demand for our charcoal products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

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

Starting in 2022, our PRC subsidiaries expanded into new lines of business — biodegradable packaging business and commercial factoring service. Biodegradable packaging is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. We offer commercial factoring services to customers seeking financings by leveraging their receivables. While we generated nonsignificant revenues from biodegradable packaging business in the 2024 and 2023 fiscal years and earned financing interest income from commercial factoring services for the three prior fiscal years, the uncertainties and costs involved, the operations in these product lines have slowed down or halted in 2025.

In 2025, our U.S. subsidiaries commenced operations in the construction material wholesale and trading business. We face competitions from the existing product and service providers in the industry. If we cannot successfully address new challenges and compete effectively against our competitors, we may not be able to develop a sufficiently large customer base, recover costs incurred for our investment and achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

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

Our key charcoal product customers are principally third-party distributors in the PRC. For the year ended December 31, 2025, three major customers accounted for approximately 34%, 23% and 20% of the Company’s total sales, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

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

Sales of our products through distributors constituted approximately 91%, 79% and 97% of our total sales in 2025, 2024 and 2023, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. These factors are partially outside our control because consumers ultimately determine what they purchase and we cannot control the actions of our distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third-party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely affect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, and disruption in supply may increase our production cost.

For the year ended December 31, 2025, three major suppliers accounted for approximately 48% of the Company’s total purchases. For the year ended December 31, 2024, two major suppliers accounted for approximately 56% of the Company’s total purchases. For the year ended December 31, 2023, three major suppliers accounted for approximately 70% of the Company’s total purchases.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2025, 2024 and 2023, we had adjustments of $1,766,415, $86,797 and $(4,220,033), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While there is a possibility that we may consider hedging transactions in the future, their availability and effectiveness may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our foreign currency exchange losses may be amplified by PRC exchange control regulations, which restrict our ability to convert RMB into foreign currencies.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2026. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

While we have purchased insurance to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Ownership of Our Common Shares

We may be unable to regain compliance with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our securities could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

Our Common Shares are traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per common share. The closing bid price of our Common Shares fell below $1.00 per share for 30 consecutive trading days, and as a result, we are not compliant with Nasdaq’s listing standards. There can be no assurance we will meet the minimum bid price requirements or any other requirements in the future, in which case our Common Shares could be delisted.

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

The trading prices for our Common Shares have fluctuated substantially since our Common Shares were first listed on the Nasdaq on March 24, 2015. The trading price of our Common Shares has ranged from $0.30 to $2.59 per share in the previous twelve months, and the last reported trading price on May 12, 2026 was $0.4236 per share. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

44

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

•

On May 19, 2022, the Company formed a wholly-owned subsidiary, EPakia Inc., under the laws of the State of Delaware. Based in the Mid-Atlantic region of the United States, EPakia is primarily focused on developing business in the United States and the international markets.

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

45

•

On September 5, 2024, the Company entered into an exchange agreement with Streeterville Capital, LLC. Pursuant to the agreement, the Company issued an unsecured promissory note in exchange for the cancellation of the convertible promissory note issued to the lender on June 29, 2023 pursuant to Section 3(a)(9) of the Securities Act.

•

On December 3, 2024, the Company formed a wholly-owned subsidiary, GOHOMEWAY INC, a California corporation (“Gohomeway Holding”). Gohomeway Holding was renamed Tanhome Inc on May 7, 2025. It is a holding company and does not conduct substantial business.

•

On December 3, 2024, Gohomeway Holding formed a wholly-owned subsidiary, GOHOMEWAY GROUP INC, a California corporation (“Gohomeway”). Gohomeway was renamed Tanhome Group Inc on May 7, 2025. It primarily engages in sustainable construction materials wholesale and trading business in the Company’s operational expansions in the U.S.

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

•

On April 24 2025, Euroasia entered into a share transfer agreement with African Forest Group Limited, an unrelated third party, to acquire 85% of the equity of Xintong International Trading Limited (“Xintong”), a Hong Kong company wholly owned by the seller prior to the transaction, for RMB488,038,338.0 (approximately $69.8 million). Xintong owns 100% of the shares of Shanghai Senhuixin Technology Co., Ltd, a PRC holding company, which owns 30% of Shandong Liansen Ecological Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights, and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation. The company had paid (i) an aggregate of $53.8 million through transferring its accounts receivable to the seller and (ii) $9.7 million in the form of Tether (USDT), with the remaining balance outstanding. Due to the delay in the commercial development of the forests assets by Shandong Liansen, on December 18, 2025, the parties to the original agreement renegotiated and entered into a second agreement terminating the original acquisition transaction. Pursuant to the December 2025 termination agreement, the seller is required to return $7.5 million in accounts receivable previously received from the buyer and $58.6 million of the remaining consideration received from Euroasia by March 31, 2028. Pursuant to the termination agreement, the seller also agreed to pay Euroasia fund usage fees.

•

On May 6, 2025, Jiamu entered into an Equity transfer agreement with Lishui Damushan Tea Co., Ltd. (“Damushan”), an unrelated third party, to transfer and sell all of the equities of Wangbo and Jiyi to the buyer for RMB 81,600,000.0 (approximately $11.7 million) (the “EV Business Sales Agreement”). Wangbo and Jiyi own 51% and 19%, respectively, of Shangchi Automobile and its subsidiary, Shenzhen Yimao. As a result of the transaction, the Company no longer conducts any EV segment business operations.

46

•

On June 30, 2025, Jiamu and Damushan entered into a supplemental Agreement to the EV Business Sales Agreement. Pursuant to the supplemental agreement, the parties agreed that RMB 81.0 million of the original purchase price of RMB 81.6 million was the value of the automobile production license based on the effective use of the production license. As a result of Jiamu’s inability to legally transfer the production license to the purchaser, the parties agreed to amend the purchase price of the equity of the entities conducting EV business to RMB0.6 million ($85,799), with the ownership of the automobile production license remaining with Jiamu.

•

On August 1, 2024, the Company entered into a note purchase agreement with Streeterville, pursuant to which the Company issued and sold to Streeterville a promissory note in the original principal amount of $2,160,000.00 (the “August 2024 Note”) for $2,000,000.00 in gross proceeds. The note bears annual interest of 7% and has a term of twelve months. The note carries an original issue discount of $140,000.00 and includes $20,000.00 for Streeterville’s legal fees, accounting costs and other transaction expenses. Commencing six months from the Purchase Price Date, Streeterville has the right to redeem up to $500,000.00 of the outstanding balance per calendar month. While the note is outstanding, the Company is required to comply with the applicable requirements under the Exchange Act, maintain its listing on NASDAQ or New York Stock Exchange, and refrain from making any Restricted Issuances (as defined in the Purchase Agreement) without the Streeterville’s prior written consent. Restricted Issuances include, subject to limited exceptions, issuance of securities with a conversion right, a reset feature, otherwise varying with the market price of the Common Shares, or similar exchanges or settlements.

•

On October 14, 2025, the Company entered into a note purchase agreement with Streeterville, pursuant to which the Company issued and sold to Streeterville a promissory note in the original principal amount of $3,230,000.00 (the “2025 Note”) for $3,000,000.00 in gross proceeds. The note bears annual interest of 7% and has a term of twelve months. The note carries an original issue discount of $210,000.00 and includes $20,000.00 for Streeterville’s legal fees, accounting costs, and other transaction expenses. Commencing six months from the Purchase Price Date, Streeterville has the right to redeem up to $750,000.00 of the outstanding balance per calendar month. While the note is outstanding, the Company is required to comply with the applicable requirements under the Exchange Act, maintain its listing on NASDAQ or New York Stock Exchange, and refrain from making any Restricted Issuances (as defined in the Purchase Agreement) without the Streeterville’s prior written consent. Restricted Issuances include, subject to limited exceptions, issuance of securities with a conversion right, a reset feature, otherwise varying with the market price of the Common Shares, or similar exchanges or settlements.

•

On October 23, 2025, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to the purchasers an aggregate of 3,614,464 Common Shares, Series C warrants (the “Series C Warrants”) to purchase 10,843,392 Common Shares (the “Series C Warrant Shares”), and Series D warrants (the “Series D Warrants”) to purchase 10,843,392 Common Shares in a private placement for gross proceeds of $6.0 million. The Company used the proceeds from this Offering for working capital and general corporate purposes.

•

On December 30, 2025, at the Company’s annual meeting of shareholders, shareholders of the Company approved to (a) reclassify the Company’s authorized shares from (i) an unlimited number of Shares of no par value each, to (ii) an unlimited number of Class A shares of no par value each, with one vote per share (the “Class A Shares”), and an unlimited number of Class B shares of no par value each, with fifty votes per share (the “Class B Shares”), (b) to redesignate all the then existing authorized and issued shares of the Company as Class A Shares, except for 1,142 shares, and to redesignate all the 1,142 shares held by TANBSOK GROUP LTD, a Cayman Islands company controlled by the Chairwoman of the Board of the Company, as Class B Shares, and (c) to amend and restate the memorandum and articles of association of the Company to reflect the reclassification and redesignation of the Company’s common shares into Class A Shares and Class B Shares.

•

On March 23, 2026, the Company entered into a sales agreement (the “ATM Agreement”) with Joseph Stone Capital, LLC (the “Sales Agent”). Pursuant to the ATM Agreement, the Company may offer and sell, from time to time, through the Sales Agent, up to $2,150,000 of the Company’s Common Shares pursuant to a prospectus supplement dated March 23, 2026 to the Company’s shelf registration statement on Form F-3 (File No. 333-274274), which was declared effective by the SEC on September 11, 2023. No Common Shares have been sold under the ATM Agreement.

•

On March 26, 2026, The Nasdaq notified the Company that the minimum closing bid price per share for the Company’s Common Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has a compliance period of 180 calendar days, or until September 22, 2026 to regain compliance with Nasdaq’s minimum bid price requirement. In the event the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

•

On April 2, 2026, the Company closed a registered direct offering and concurrent private placement of an aggregate of 7,166,671 units at a purchase price of $0.30 per unit pursuant to a securities purchase agreement dated March 31, 2026 with certain non-U.S. investors. The gross proceeds to the Company were approximately $2.1 million, before deducting the placement agent fees and other expenses. Each unit consisted of one Common Share, one Series E warrant each exercisable for three Common Shares at an exercise price of $0.30 per share and one Series F warrant each exercisable for three Common Shares at an exercise price of $0.35 per share. The Common Shares were offered pursuant to a prospectus supplement dated March 31, 2026 to the Company’s shelf registration statement on Form F-3 (File No. 333-274274), which was declared effective by the SEC on September 11, 2023. The private placement of the warrants was conducted pursuant to Regulation S under the Securities Act of 1933, as amended.

B. Business Overview

We develop, manufacture and trade bamboo-based charcoal products for household purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products made from carbonized bamboo. Historically we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus on low emission BBQ charcoal and other charcoal consumer products. After completing a series of reorganizations and business strategic changes, through our operating subsidiaries, today we primarily engage in development, production and distribution of various charcoal products, as well as trading bamboo charcoal products. Our products include purification and deodorization products, and household cleaning products designed for China domestic market. We also have investments in mining exploration and forest assets that can be used for Chinese herbal medicine and flower cultivations. In July 2017, we acquired 70% of the equity of Suzhou E Motors Co, which was later renamed as Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province. Shangchi Automobile had developed a variety of electric vehicles and specialty vehicles, such as driverless street sweepers. In May 2025, we divested all of the equity we held in the subsidiaries conducting electric vehicle business to a third party and discontinued the electric vehicle segment operations. In 2022, we expanded into biodegradable packaging business and commercial factoring service business. In 2023, we merged our biodegradable packaging business into our consumer products segment. In 2025, we discontinued offering commercial factoring services to customers with accounts receivable. We launched our operations in North America in 2022 and entered the construction materials industry through the establishment of U.S. subsidiaries based in California in 2024.

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

Below diagram depicts the main products we offer, trade or wholesale distribute in the China domestica markets and North America markets:

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

We are headquartered in the bamboo-rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s seventh largest province in population, with 67.01 million residents as of the end of 2025. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most commercially successful provinces in China. In 2025, Zhejiang Province realized GDP of RMB9.4545 trillion, an increase of 5.5% over the previous year.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.532 million residents live in the city as of the end of 2025, and city-wide GDP is approximately RMB230.14 billion in 2025. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 81.7% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Zhejiang Province	City of Lishui

We rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We currently own five patents and eighteen trademarks in China covering our bamboo charcoal production.

For the years ended December 31, 2025, 2024 and 2023, three, two, and three major suppliers accounted for approximately 48%, 56% and 70%, respectively, of the total purchases by our subsidiaries. Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

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

According to the Opinions on Accelerating the Innovation and Development of the Bamboo Industry jointly issued by ten departments including the State Forestry and Grassland Administration of China in 2021, by 2035, the total value of China bamboo industry will exceed 1 trillion yuan. The total value of China’s bamboo industry was approximately RMB520 billion as of 2025. As of 2025, it employed more than 29 million people and has become a pillar industry of economic development for China’s main bamboo producing areas and a major income source for peasants’ families. Given bamboo’s importance in China, we believe that favorable government policies and regulations encouraging the advancement of bamboo technology in China generally will create an environment favorable to our increased production of bamboo-based charcoal products. The Chinese government is also working to develop its bamboo industry to meet its goals in environmental protection and green economic development, as planting bamboo is both profitable and environmentally-friendly according to the International Network for Bamboo and Rattan (“INBAR”). Moreover, given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 60 to 65 percent by 2030 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

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

According to statistics from INBAR, China has more than 7.5 million hectares for bamboo production and over 500 bamboo species.

According to the National Bureau of Statistics of China, in 2025, the total output value of China’s timber and bamboo mining industry was about RMB 3.4 trillion. In 2025, the total output value of the forestry industry reached RMB 11 trillion, and the output value of the bamboo industry was just over RMB 520 billion, which accounted for only 4.7% of the output value of the forestry industry.

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

The global bamboos market size was valued at $74.5 billion in 2025 and is expected to reach over USD $102.8 billion by 2032, growing at a CAGR of around 4.7% during the forecast period from 2025 to 2032. There are about 39 genera of bamboo and more than 837 species in China. The results of the 2025 National Land Change Survey show that there are 697.79 million hectares of bamboo forest land nationwide. China is leading the world’s bamboo industry in its number of varieties, amount of bamboo reserves, and production output, according to Zehui Jiang, co-chair of INBAR’s board of trustees.

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

Our Products

Our products are produced from bamboo charcoal or bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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

竹炭

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

Discontinued Operations – Electric Vehicle Business

On July 12, 2017, the Company acquired a 70% equity interest in Shangchi Automobile, formerly Suzhou E-Motors. Suzhou E-Motors develops, manufactures, and sells electric vehicles and fuel vehicles. The company also offered solar cells, lithium-ion batteries, auto parts, and electric control systems in China.

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

We sold our EV business to a third party in May 2025 through the transfer and sale all of the equity we held in the subsidiaries conducting EV operations, including Wangbo and Jiyi and their subsidiaries. As a result of the divestment, we no longer conduct any EV business operations.

Other Products and Services

In 2022, we started two new lines of business—biodegradable packaging business and commercial factoring service. Biodegradable packaging is a type of packaging that is designed to break down naturally in the environment, without leaving behind harmful pollutants or waste. We generated approximately $nil, $0.1 million and $0.7 million in revenue from biodegradable packaging business in fiscal 2025, 2024 and 2023, respectively. We have also offered commercial factoring services to customers seeking financing for their receivables. We generated approximately $0.6 million, $1.8 million and $2.2 million of financing interest income in fiscal 2025, 2024 and 2023, respectively. Due to the uncertainties and costs involved in developing these business initiatives, our operations in these product lines have slowed down or paused in fiscal 2025, as we sought to leverage our resources to new business platforms.

In 2025, we expanded our operations in the U.S. into the construction material industry. Our U.S. subsidiaries expect to focus on wholesale and trading of construction materials, primarily including basic building products, such as timber and metal products, interior finishing products, such as flooring, tiles, cabinetry, bathroom fixtures and wall coverings, and construction related products, such as hardware and structural components. There can be no assurance that such new business operations will be successful or profitable as planned.

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

Domestic Markets and Customers

Currently, our consumer products are sold mainly via our distributors’ networks. In addition, we have a logistics center in Lishui. Starting from 2016, we have been selling our products mainly through distributors instead of operating logistics and warehousing facilities internally. In addition, we have significantly cut our charcoal product sales to supermarket customers.

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

59

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

During the years ended December 31, 2025, 2024 and 2023, we spent $78,570, $38,800 and $23,942, respectively, on R&D.

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo carbon technology pioneer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We currently hold five patents on charcoal products.

Patents on Charcoal Products

Patent Description	Holder	Patent Type	Application	Expiration	Patent Number

A Barbecue Carbon Forming Machine	Shangnilai	Utility Model	27-Sep-23	26-Sep-33	202322640682X

The invention relates to a grinding machine and an operation method thereof	Shangnilai	Innovation	15-Sep-23	14-Sep-43	202311190159X

A Filter Tank	Shangnilai	Utility Model	18-Oct-23	17-Oct-33	2023228080228

The utility model relates to environmental dust removal equipment	Shangnilai	Utility Model	15-Sep-23	14-Sep-33	2023225190847

A Pulverizer	Shangnilai	Utility Model	1-Nov-23	31-Oct-33	2023229499563

Our Trademarks and Domain Names

We rely on trademarks and service marks to protect our branding. As of the date of this report, we hold over 18 registered trademarks about or related to “Charcoal Doctor” in different applicable trademark categories in China. We also own a domain name of tantech.cn, the registration of which will expire on March 11, 2034. This website is not part of this report and is not incorporated by reference herein.

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

On August 1, 2024, THL issued a promissory note in the original principal amount of $2,160,000.00 for $2,000,000.00 in gross proceeds.

On October 14, 2025, THL issued a promissory note in the original principal amount of $3,230,000.00 for $3,000,000.00 in gross proceeds.

On October 27, 2025, THL completed a private placement and sold an aggregate of 3,614,464 units at a purchase price of $1.66 per unit. Each unit consisted of one Common Share, three Series C Warrants each exercisable for one Common Share at an exercise price of $1.66 per share and three Series D Warrants each exercisable for one Common Share at an exercise price of $1.83 per share.

On April 2, 2026, the Company completed a registered direct offering and concurrent private placement of an aggregate of 7,166,671 units at a purchase price of $0.30 per unit for $2.1 million in gross proceeds. Each unit consisted of one Common Share, one Series E warrant each exercisable for three Common Shares at an exercise price of $0.30 per share and one Series F warrant each exercisable for three Common Shares at an exercise price of $0.35 per share.

(All numbers of securities stated in this subsection above reflect the numbers of securities originally issued pursuant to the respective securities purchase agreements, without giving effect to the subsequent share consolidations and adjustments.)

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

Hangzhou Eurasia Supply Chain Co., Ltd. (Chinese name: 杭州欧亚通供应链有限公司)

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

First International Trade(Shenzhen) Co., Ltd.(“First International”)(Chinese name:首保国际贸易（深圳）有限公司, formerly,首保国际商业保理（深圳）有限公司)

On October 21, 2021, First International, as a subsidiary of Shenzhen Shangdong Trading, became a subsidiary of the Company. Shenzhen Shangdong Trading and China East Trade as the shareholders, held 75% and 25% shares respectively.

EPakia Inc.

On May 19, 2022, we established EPakia Inc. (“EPakia”) under the laws of the State of Delaware. EPakia serves as a primary vehicle for developing business in the United States and the international markets.

TANHOME INC (formerly, GOHOMEWAY INC)

On December 3, 2024, THL formed a wholly-owned subsidiary in the United States, GOHOMEWAY INC, a California corporation (“Gohomeway Holding”). Gohomeway Holding was renamed TANHOME INC in May 2025. It primarily serves as a holding company holding the Company’s equity interests in the operating subsidiaries in the U.S.

TANHOME GROUP INC (formerly, GOHOMEWAY GROUP INC)

On December 3, 2024, Gohomeway Holding formed a wholly-owned subsidiary, GOHOMEWAY GROUP INC, a California corporation (“Gohomeway”). Gohomeway was renamed TANHOME GROUP INC in May 2025. It mainly focuses on sustainable construction materials wholesale and trading business in the Company’s operational expansions in the U.S.

D. Property, Plants and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of properties that our subsidiaries rent and hold leasehold interests:

Land Use
Expiration/Lease
Location	Address	Term	Space
Lishui, Zhejiang Province, China	Buildings No. 3 and No. 4, No. 10 Cen Shan Road, Shuige Industrial Zone	July 1, 2024 to December 31, 2031	12,904 m2
Hangzhou, Zhejiang Province, China	No. 708, 7th Floor, Taiyue Digital Port, Intersection of Ao'ao Road and Jianshe 3rd Road	October 11, 2024 to October 25, 2026	60.62 m2
Chino, California, U.S.	14210 Telephone Ave, Chino, CA 91710	January 1, 2026 to December 31, 2026	581 sq ft

Currently, our charcoal products are sold via our sales and distribution networks located in 19 cities throughout China. We do not own or lease locations in these cities. In addition, we have logistics centers in Lishui.

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

None of our leased property is affected by any environmental issues that may affect our use of the property, except we voluntarily stopped producing BBQ charcoal products due to stricter local environmental requirements. At present, our plans to further develop, expand or improve these properties are funded through proceeds from our equity financings and through our operating cash flows.

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

Non-production properties:

		Actual
	Area	used	Reserved	Space
Functional uses and location	(m2)	area (m2)	area (m2)	utilization	Reserved purpose

Office administration, training, product display (Fourth floor of Building No. 3)	1,567	1,411	156	90%	Additional offices

Research and development center (Fourth and fifth floors of Building No. 4)	2,510	1,000	1,510	60%	New product development team; street sweeper research and development center

Office administration, (Third floor of Building No. 1)	250	0	250	0%	Street sweeper Seller’s work

Employee dorms (Part of Building Nos. 9 and 10)	7,182	7,182	None	100%	N/A

We currently have 1,817 m2 for office administration, training and product display purposes, of which 1,411 m2 are currently in use.

We have reserved 406 m2 for additional office space.

Our research and development center consists of 2,510 m2, of which we use 1,000 m2 for charcoal products R&D at present. We plan to use the additional space for our new product development team, but we do not have a specific time or plan in place for expanding such team.

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

A. Operating Results

Overview of Company

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as “we” or “the Group”) engages in research, development, production and distribution of various products made from bamboo and investment in mining exploration.

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

During the year ended December 31, 2023 we merged its biodegradable packaging business segment into its consumer products segment. On April 2, 2025, the Board approved the sale of its Electric Vehicle business (the “EV Business”). We determined that the disposal of the EV Business met the criteria to be classified as a discontinued operation and, as a result, the EV Business’s historical financial results are reflected in the consolidated financial statements as a discontinued operation. The disposal of the EV Business represents a strategic shift that has a significant effect on our operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities held for sale, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Results of Operations

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Years ended December 31,
	2025		2024
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$38,359	100.0%	$42,940	100.0%	$(4,581)	(10.7)%
Cost of revenues	31,218	81.4%	33,997	79.2%	(2,779)	(8.2)%
Gross profit	7,141	18.6%	8,943	20.8%	(1,802)	(20.1)%
Operating expenses
Selling expenses	7	-%	51	0.1%	(44)	(86.3)%
General and administrative expenses	19,261	50.2%	4,869	11.3%	14,392	295.6%
Research and development expenses	79	0.2%	39	0.1%	40	102.6%
Total operating expenses	19,347	50.4%	4,959	11.5%	14,388	290.1%
(Loss) income from operations	(12,206)	(31.8)%	3,984	9.3%	(16,190)	(406.4)%
Other income (expenses)
Change in fair value of convertible note	(150)	(0.4)%	(504)	(1.2)%	354	(70.2)%
Change in fair value of warrant liabilities	568	1.5%	(3,767)	(8.8)%	4,335	(115.1)%
Changes in fair value of digital assets	-	-%	-	-%	-	-%
Interest income	348	0.9%	43	0.1%	305	709.3%
Interest expense	(280)	(0.7)%	(290)	(0.7)%	10	(3.4)%
Financing interest income, net	353	0.9%	1,842	4.3%	(1,489)	(80.8)%
Long- term investments impairment	(23,141)	(60.3)%	-	-%	(23,141)	-%
Gain (loss) from disposal of subsidiaries	3,577	9.3%	(1,015)	(2.4)%	4,592	(452.4)%
Gain from disposal of financing receivables	2,335	6.1%	-	-%	2,335	-%
Loss on refund receivable	(4,424)	(11.5)%	-	-%	(4,424)	-%
Gain on debt extinguishment	-	-%	298	0.7%	(298)	(100.0)%
Other income (expenses), net	(485)	(1.3)%	33	0.1%	(518)	(1,569.7)%
Total other expenses, net	(21,299)	(55.5)%	(3,360)	(7.8)%	(17,939)	533.9%
Income (loss) before income tax expense	(33,505)	(87.3)%	624	1.5%	(34,129)	(5,469.4)%
Income tax provision	(2,524)	(6.6)%	3,111	7.2%	(5,635)	(181.1)%
Net loss from continuing operations	(30,981)	(80.8)%	(2,487)	(5.8)%	(28,494)	1,145.7%
Net loss from discontinued operations	(61)	(0.2)%	(1,079)	(2.5)%	1,018	(94.3)%
Net loss	(31,042)	(80.9)%	(3,566)	(8.3)%	(27,476)	770.5%

The following table summarizes the selected results of our operation during the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	Years ended December 31,
	2024		2023
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$42,940	100.0%	$44,631	100.0%	$(1,691)	(3.8)%
Cost of revenues	33,997	79.2%	34,914	78.2%	(917)	(2.6)%
Gross profit	8,943	20.8%	9,717	21.8%	(774)	(8.0)%
Operating expenses
Selling expenses	51	0.1%	218	0.5%	(167)	(76.6)%
General and administrative expenses	4,869	11.3%	5,816	13.0%	(947)	(16.3)%
Research and development expenses	39	0.1%	24	0.1%	15	62.5%
Total operating expenses	4,959	11.5%	6,058	13.6%	(1,099)	(18.1)%
Income from operations	3,984	9.3%	3,659	8.2%	325	8.9%
Other income (expenses)
Change in fair value of convertible note	(504)	(1.2)%	(166)	(0.4)%	(338)	203.6%
Change in fair value of warrant liabilities	(3,767)	(8.8)%	-	-%	(3,767)	-%
Interest income	43	0.1%	50	0.1%	(7)	(14.0)%
Interest expense	(290)	(0.7)%	(301)	(0.7)%	11	(3.7)%
Financing interest income	1,842	4.3%	2,181	4.9%	(339)	(15.5)%
Rental income from related parties	-	-%	111	0.2%	(111)	(100.0)%
Gain on debt extinguishment	298	0.7%	-	-%	298	-%
Gain from disposal of investments	(1,015)	(2.4)%	3,555	8.0%	(4,570)	(128.6)%
Other income (expenses), net	33	0.1%	178	0.4%	(145)	(81.5)%
Total other (expenses) income, net	(3,360)	(7.8)%	5,608	12.6%	(8,968)	(159.9)%
Income before income tax	624	1.5%	9,267	20.8%	(8,643)	(93.3)%
Income tax provision	3,111	7.2%	2,364	5.3%	747	31.6%
Net income (loss) from continuing operations	(2,487)	(5.8)%	6,903	15.5%	(9,390)	(136.0)%
Net loss from discontinued operations	(1,079)	(2.5)%	(1,885)	(4.2)%	806	(42.8)%
Net(loss) income	(3,566)	(8.3)%	5,018	11.2%	(8,584)	(171.1)%

Revenues:

Revenues from continuing operations decreased by approximately $4.6 million, or 10.7%, to approximately $38.4 million in fiscal 2025 from approximately $42.9 million in fiscal 2024. The decrease was mainly attributable to the reduced demand in the persistently sluggish real estate market for our carbon products, which are used in household cleaning.

Revenues from continuing operations decreased by approximately $1.7 million, or 3.8%, to approximately $42.9 million in fiscal 2024 from approximately $44.6 million in fiscal 2023. The decrease was mainly attributable to the reduced demand in the sluggish real estate market for our carbon products, which are used in household cleaning.

Cost of revenues:

Our cost of revenues from continuing operations decreased by approximately $2.8 million, or 8.2%, to approximately $31.2 million in fiscal 2025 from approximately $34.0 million in fiscal 2024, which was in line with the decrease of revenue. As a percentage of revenues, the cost of revenues was 81.4% and 79.2% in fiscal 2025 and 2024, respectively.

Our cost of revenues from continuing operations decreased by approximately $0.9 million, or 2.6%, to approximately $34.0 million in fiscal 2024 from approximately $34.9 million in fiscal 2023, which was in line with the decrease of revenue. As a percentage of revenues, the cost of revenues was 79.2% and 78.2% in fiscal 2024 and 2023, respectively.

Gross profit:

Our gross profit from continuing operations decreased by approximately $1.8 million, or 20.1%, to approximately $7.1 million in fiscal 2025 from approximately $8.9 million in fiscal 2024. The gross profit margin was 18.6% and 20.8% in fiscal 2025 and 2024, respectively.

Our gross profit from continuing operations decreased by approximately $0.8 million, or 8.0%, to approximately $8.9 million in fiscal 2024 from approximately $9.7 million in fiscal 2023. The gross profit margin was 20.8% and 21.8% in fiscal 2024 and 2023, respectively.

Selling expenses:

Selling expenses from continuing operations were less than $0.1 million in fiscal 2025 and 2024. As a percentage of revenues, our selling expenses were 0.0% and 0.1% of revenues in fiscal 2025 and 2024, respectively.

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

General and administrative expenses:

Our general and administrative expenses from continuing operations increased by approximately $14.4 million, or 295.6%, to approximately $19.3 million in fiscal 2025 from approximately $4.9 million in fiscal 2024 As a percentage of revenues, general and administrative expenses increased to 50.2% in fiscal 2025, compared to 11.3% in fiscal 2024. The increase in general and administrative expenses was primarily attributable to increase of approximately $15.9 million in allowance of credit loss, offset by decreased professional consulting fee of approximately $1.8 million.

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

Research and development expenses

Our research and development expenses from continuing operations were less than $0.1 million in fiscal 2025, 2024 and 2023. We expect research and development expenses to increase as we expand our research and development activities to develop more new high-tech products to meet customer demands.

Total operating expenses

Total operating expenses from continuing operations increased by approximately $14.4 million, or 290.1%, to approximately $19.3 million in fiscal 2025 from approximately $5.0 million in fiscal 2024, which was mainly due to increase of approximately $14.4 million in general and administrative expenses.

Total operating expenses from continuing operations decreased by approximately $1.1 million, or 18.1%, to approximately $5.0 million in fiscal 2024 from approximately $6.1 million in fiscal 2023, which was mainly due to decrease of approximately $0.9 million in general and administrative expenses.

Change in fair value of convertible note

We recognized the convertible note at fair value.

Change in fair value of convertible note from continuing operations amounted to loss of approximately $0.2 million, $0.5 million and $0.2 million in fiscal 2025, 2024 and 2023, respectively.

Change in fair value of warrants liabilities

Change in fair value of warrants liability from continuing operations amounted to a gain of approximately $0.6 million in fiscal 2025 and a loss of approximately $3.8 million in fiscal 2024. The fair value of our warrants derivative liability assumed from the April 2024 private placement is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Interest income

Our interest income from continuing operations increased by approximately $0.3 million, or 709.3%, to approximately $0.3 million in fiscal 2025 from approximately $0.04 million in fiscal 2024, which was in line with increased loan receivable and refund receivable.

Our interest income from continuing operations was less than $0.1 million in fiscal 2024 and 2023.

Interest expenses

Our interest expenses from continuing operations kept approximately $0.3 million in fiscal 2025, 2024 and 2023.

Financing interest income, net

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. For the years ended December 31, 2025, 2024 and 2023, we recognized financing interest income, net from continuing operations of approximately $0.4 million, $1.8 million and $2.2 million, respectively.

Rental income from related parties

Since fiscal 2021, we signed some lease agreements with related parties to lease a part of production facilities to related parties, rent income from continuing operations was approximately nil, nil and $0.1 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Long- term investments impairments

(1) impairment on investment of Libo Haokun Stone Co., Ltd. (“Libo Haokun”)

On January 10, 2018, the Group invested approximately $11.7 million (RMB120.0 million) to acquire 18% equity interest in Libo Haokun. Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11 square-kilometer marble quarry in the central area of Guizhou province, China. We accounted for our 18% equity interest in Libo Haokun using the measurement alternative under ASC 321, as the investment does not have a readily determinable fair value and we do not exercise significant influence. During the year ended December 31, 2025, we identified several impairment indicators, most significantly a government prohibition on mining activities in Guizhou province affecting marble quarry operations. Although our mining permit was extended through 2028, the operational restrictions have severely limited the investee's ability to generate projected cash flows. We performed a quantitative assessment as of December 31, 2025, utilizing income approach. Based on this assessment, we determined the impairment was other-than-temporary. Accordingly, we recorded an impairment charge of approximately $16.7 million for the year ended December 31, 2025, reducing the carrying value to its estimated fair value of nil.

(2) impairment on investment of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”)

On November 29, 2019, the Group acquired 18% of the equity interest in Fuquan Chengwang at a price of approximately $6.4 million (RMB46.3 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company. We accounted for our equity interest in Fuquan Chengwang using the measurement alternative under ASC 321, as the investment does not have a readily determinable fair value and we do not exercise significant influence. During the year ended December 31, 2025, we identified several impairment indicators, most significantly a government prohibition on at the basalt site, which has resulted in a significant downward revision of the investee’s valuation. We engaged a third-party valuation firm and performed a quantitative assessment utilizing income approach. Based on this assessment, we determined the impairment was other-than-temporary. Accordingly, we recorded an impairment charge of approximately $6.4 million for the year ended December 31, 2025, reducing the carrying value to its estimated fair value of nil.

Gain (loss) from disposal of subsidiaries

On May 15, 2025, we closed the sale of the Electric Vehicle business, comprised of Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd., and its subsidiaries, Shangchi Automobile Co., Ltd. and Shenzhen Yimao New Energy Sales Co., Ltd., to a third party. We recorded gain from disposal of subsidiaries from continuing operations amounted to approximately $3.6 million in fiscal 2025.

On March 16, 2024, we signed a share transfer agreement with a third party to sell its 100% equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”). On December 25, 2024, we signed a share transfer agreement with a third party to sell its 100% equity interest in USCNHK Group Limited (“USCNHK”) and its wholly owned subsidiaries, Tantech Holdings (Lishui) Co., Ltd., Hangzhou Tanbo Technology Co., Ltd. and Lishui Xincai Industrial Co., Ltd. We recorded losses from disposal of subsidiaries from continuing operations of approximately $1.0 million in fiscal 2024.

On December 29, 2023, we signed a share transfer agreement with a third party to sell 100% equity interest in Lishui Jikang Energy Technology Co., Ltd. and its subsidiary Tantech Bamboo. We recorded gain from disposal of subsidiaries from continuing operations amounted to approximately $3.6 million in fiscal 2023.

Gain from disposal of financing receivables

On April 25, 2025, our financing receivables balance was fully settled as partial consideration paid in connection with the equity acquisition agreement of Xintong international on April 18, 2025 (See Note 3). Gain from disposal of the financing receivables from continuing operations amounted to approximately $2.3 million in fiscal 2025.

Loss on refund receivable

On December 18, 2025, due to the delayed commercial development plan on the forests and plants, we renegotiated with the Seller of Xintong International Trading Co., Ltd. (“Xintong International”) and both parties reached into agreement to unwind the acquisition transaction and repay the consideration (the "refund receivable") paid in four tranches, before March 31, 2028. The fair value of refund receivable was determined based on the present value of future repayments using the discounted rate. As a result, we recognized a loss on refund receivable from continuing operations amounted to approximately $4.4 million in fiscal 2025.

Gain on debt extinguishment

Gain on debt extinguishment derived from extinguishment of debt in accordance with ASC 470, the difference between the fair value of convertible notes immediately after the modification and the carrying value of convertible notes immediately before the modification was recognized as a gain of debt extinguishment from continuing operations of nil, approximately $0.3 million and nil in fiscal 2025, 2024 and 2023, respectively.

Other (expense) income, net

Other expense, net was primarily related to government subsidy income, settlement loss on loans payable to third parties, and other items. Our other expense, net was approximately $0.5 million in fiscal 2025, compared to other income, net approximately $0.03 million in fiscal 2024, due to settlement loss on loans payable to third parties.

(Loss) income before income tax

As a result of the foregoing, our loss before income tax from continuing operations was approximately $33.5 million in fiscal 2025, as compared with a net income from continuing operations of approximately $0.6 million in fiscal 2024. Our income before income tax from continuing operations decreased by $8.6 million, or 93.3%, to approximately $0.6 million in fiscal 2024, from approximately $9.3 million in fiscal 2023.

Income tax expense (benefit)

Our income tax benefit from continuing operations was approximately $2.5 million in fiscal 2025 from income tax expense approximately $3.1 million in fiscal 2024. The decreased income tax expense was in line with decreased taxable income.

Our income tax expense from continuing operations increased by approximately $0.7 million, or 31.6%, to approximately $3.1 million in fiscal 2024 from approximately $2.4 million in fiscal 2023. The increased income tax expense was due to higher taxable income in certain profitable subsidiaries.

Net income (loss) from continuing operations

As a result of the foregoing, our net loss from continuing operations increased by $28.5 million, or 1,145.7%, to approximately $31.0 million in fiscal 2025 from approximately $2.5 million in fiscal 2024. Our net loss from continuing operations was approximately $2.5 million in fiscal 2024, as compared with a net income from continuing operations of approximately $6.9 million in fiscal 2023.

Loss from discontinued operations

On May 15, 2025, we closed the sale of its Electric Vehicle business (the “EV Business”), comprised of 100% equity interest in Jiyi, 100% equity interest in Wangbo, 70% equity interest in Shangchi Automobile (51% equity held by Wangbo and 19% equity held by Jiyi) and 100% equity interest in Shenzhen Yimao held by Shangchi Automobile. The net loss for these discontinued operations was approximately $0.1 million, approximately $1.1 million and approximately $1.9 million in fiscal 2025, 2024 and 2023, respectively.

Net income (loss)

As a result of the foregoing, our net loss increased by $27.5 million, or 770.5%, to approximately $31.0 million in fiscal 2025 from approximately $3.6 million in fiscal 2024. Our net loss was approximately $3.6 million in fiscal 2024, as compared with a net income of approximately $5.0 million in fiscal 2023.

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

As of December 31, 2025, we had cash of approximately $33.0 million. Our current assets were approximately $74.0 million and our current liabilities were approximately $11.2 million, which resulted in a current ratio of 6.6:1. Total shareholders’ equity as of December 31, 2025 was approximately $110.3 million.

Our accounts receivable turnover in days were 392 days and 346 days for the years ended December 31, 2025 and 2024, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If we have difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, we provided credit losses of approximately $19.9 million against the aged accounts receivable balances. Subsequent to December 31, 2025 and through April 14, 2026, the Company collected approximately $9.0 million or 19% of the accounts receivable balance as of December 31, 2025.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Years ended December 31,
	2025	2024	2023
Net cash (used in) provided by continuing operations	$(5,794)	$5,437	$5,264
Net cash used in discontinued operations	(22)	(74)	(4)
Net cash (used in) provided by operating activities	(5,816)	5,363	5,260
Net cash used in continuing operations	(1,076)	(3,300)	(2,392)
Net cash used in discontinued operations	-	-	(183)
Net cash used in investing activities	(1,076)	(3,300)	(2,575)
Net cash provided by continuing operations	3,426	3,461	7,418
Net cash (used in) provided by discontinued operations	(1)	8	12
Net cash provided by financing activities	3,425	3,469	7,430
Effect of exchange rate changes on cash and restricted cash	1,320	554	28
Net (decrease) increase in cash and restricted cash	(2,147)	6,086	10,143
Cash and restricted cash, beginning of year	35,211	29,125	18,982
Cash and restricted cash, end of year	$33,064	$35,211	$29,125

Operating Activities

Net cash used in operating activities was approximately $5.8 million in fiscal 2025. Cash used in operating activities for the year ended December 31, 2025 mainly consisted of net loss from continuing operations of $31.0 million, non-cash items adjustment of approximately $34.8 million, an increase of approximately $13.1 million in accounts receivable due to slow collection, offset by a decrease of approximately $3.7 million in advances to suppliers.

Net cash provided by operating activities was approximately $5.4 million in fiscal 2024. Cash provided by operating activities for the year ended December 31, 2024 mainly consisted of net loss from continuing operations of $2.5 million, non-cash items adjustment of approximately $7.6 million, a decrease of approximately $4.9 million in accounts receivable due to stronger collection and an increase of approximately $1.1 million in tax payable, offset by increase of approximately $3.8 million in advances to suppliers, increase of approximately $0.6 million in prepaid expenses and other receivables and decrease of approximately $0.8 million in accounts payable.

Net cash provided by operating activities was approximately $5.3 million in fiscal 2023. Cash provided by operating activities for the year ended December 31, 2023 mainly consisted of net income of approximately $6.9 million, non-cash items adjustment of approximately $0.2 million, increase of approximately $1.3 million in accounts payable and increase of approximately $0.6 million in accrued liabilities and other payables, offset by an increase of approximately $3.5 million in accounts receivable due to slow collection.

Investing Activities

Net cash used in investing activities was approximately $1.1 million in fiscal 2025. The net cash used in investing activities in fiscal 2025 was primarily attributable to approximately $0.6 million increase in financing receivable and approximately $0.5 million increase in loans to third parties.

Net cash used in investing activities was approximately $3.3 million in fiscal 2024. The net cash used in investing activities in fiscal 2024 was primarily attributable to approximately $1.8 million increase in financing receivable and approximately $1.4 million in loans to third parties.

Net cash used in investing activities was approximately $2.6 million in fiscal 2023. The net cash used in investing activities in fiscal 2023 consisted of approximately $2.2 million in financing receivable, approximately $0.2 million in additions to intangible assets and approximately $0.2 million used in discontinued operation.

Financing Activities

Net cash provided by financing activities was approximately $3.4 million in fiscal 2025. Net cash provided by financing activities in fiscal 2025 was mainly consisting of proceeds from loans payable to third parties of approximately $3.4 million, proceeds from exercising of warrants of approximately $0.4 million and proceeds from related parties of approximately $0.3 million, offset by paid issuance of common stock and warrants cost of approximately $0.5 million and repayment to related parties of approximately $0.2 million.

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

Capital Expenditures

We had capital expenditures of $nil, $0.08 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively for the addition in property, plant and equipment and intangible assets.

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

E. Critical Accounting Estimate

In preparing the financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our financial statements included elsewhere in this filing. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Impairment of Long-term Investments

We evaluate our long-term investments for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For the year ended December 31, 2025, we determined that certain investments were other-than-temporarily impaired and recorded charges to reduce their carrying values to an estimated fair value of nil. These fair value measurements represent "Level 3" measurements as they rely on significant unobservable inputs. Specifically, we utilized an income approach (discounted cash flow method) which requires management to make highly subjective estimates regarding future cash flows, long-term revenue growth rates, and discount rates that reflect the specific regulatory and economic risks of the investees' operations in China. Our determination of a nil fair value was primarily driven by management's judgment regarding the permanence of government-imposed mining prohibitions and shifting market demand. These estimates are sensitive to change; if our assumptions regarding the duration of regulatory restrictions or future market conditions were to differ, the resulting fair value could be materially different.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Zheyuan Liu	33	Chief Executive Officer

Weilin Zhang	59	Chief Financial Officer and Director

Yefang Zhang	61	Director and Chairwomen of the Board

Mengqi Liao	33	Director (Independent)

Hongdao Qian	64	Director (Independent)

Shudong Wang	77	Director (Independent)

Zheyuan Liu has served as our Chief Executive Officer since May 2025 and as a manager and the sole director of Lishui Smart New Energy Automobile Co., Ltd. since February 2018. Mr. Liu has also served as a manager and the sole director of Zhejiang Shangnilai Technology Co., Ltd. since January 2024. From December 2016 to April 2017, he served as a site surveyor for Sunshine Insurance Group Co Ltd. Mr. Liu graduated from Shandong University in 2014 with a Bachelor’s degree in automotive engineering.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024 and 2025.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
	Year	($)	($) (1)	($) (2)	($)
Zheyuan Liu(3)	2025	14,119	-	2,673	16,792
Chief Executive Officer	2024	13,201	-	2,480	15,681

Weilin Zhang(4)	2025	39,116	-	5,326	44,442
Chief Financial Officer	2024	30,813	-		30,813

Zhengyu Wang(5)	2025	162,021	-		162,021
Former Director of the Company and CEO of EPakia, Tanhome Holding and Tanhome	2024	50,000	-	75,355	125,355

(1)	No officer received a bonus in 2024 or 2025.

(2)

Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)

Effective May 29, 2025, the Board has appointed Mr. Zheyuan Liu to serve as the Chief Executive Officer of the Company. Compensation paid in 2024 included salary and other compensation as an officer of subsidiaries of the Company.

(4)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(5)

Effective December 19, 2024, Mr. Wang resigned as a director of the Company. Compensation paid in 2025 and 2024 included salary and other compensation paid for his service as an executive officer of the U.S. subsidiaries.

Director Compensation

The following section presents information regarding the compensation paid during fiscal 2025 to members of our Board of Directors, including directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of December 31, 2025, we had two executive directors, Ms. Yefang Zhang and Mr. Weilin Zhang, and three Non-Employee directors, Ms. Mengqi Liao, Mr. Shudong Wang and Mr. Hongdao Qian.

We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table presents information regarding the compensation of our executive directors and non-employee directors for fiscal 2025.

						Changes in Pension
	Director Fees					Value and
	earned				Non-equity	Nonqualified
	or paid		Stock	Option	Incentive Plan	Deferred	All other
	in cash		Awards	Awards	Compensation	Compensation	Compensation		Total
Name	($)		($)	($)	($)	($)	($)(1)		($)
Yefang Zhang	-		-	-	-	-	129,726	(2)	129,726
Weilin Zhang	-		-	-	-	-	44,442	(3)	44,442
Mengqi Liao	10,000		-	-	-	-	-		10,000
Shudong Wang	8,348	(4)	-	-	-	-	-		8,348
Hongdao Qian	8,348	(4)	-	-	-	-	-		8,348

(1)	Consists of salary paid as an executive officer of subsidiaries of the Company and social security payments required under Chinese and U.S. laws.

(2)	Included salaries paid of $129,726 in aggregate as the CFO and Internal Control Officer of EPakia Inc.

(3)	Included salary paid of $44,442 as the Company’s CFO.

(4)	Included annual director’s fees of RMB60,000.

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

Mr. Zheyuan Liu currently holds the position of Chief Executive Officer. Ms. Yefang Zhang currently holds the position of Chair of the Board. The board of directors believes that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

All directors hold office until the next annual meeting of shareholders at which directors are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors generally do not receive any compensation for their services as a director. Non-employee directors are entitled to receive directors’ fees for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each board meeting attended.

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

D. Employees

OUR EMPLOYEES

As of December 31, 2025, we employ a total of 45 full-time employees in the following functions:

	Number of Employees
	December 31,	December 31,	December 31,
Department	2025	2024	2023
Senior Management	6	5	5
Human Resource & Administration	4	3	11
Finance	11	12	15
Research & Development	-	1	3
Production & Procurement	17	20	18
Sales & Marketing	7	5	7
Total	45	46	61

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2025, 2024 and 2023, we contributed approximately $88,640, $99,340 and $138,000, respectively, to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Zheyuan Liu

We entered into an employment agreement with our Chief Executive Officer, Mr. Zheyuan Liu, effective May 29, 2025.

Under the terms of that employment agreement, Mr. Liu is entitled to the following:

•	Base compensation of RMB 108,000 payable in twelve equal monthly installments of RMB 9,000 each.

Mr. Liu’s employment agreement expires on June 1, 2026 and is expected to be renewed.

Weilin Zhang

We entered into an employment agreement with our Chief Financial Officer, Mr. Weilin Zhang, effective July 1, 2025. Under the terms of that employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in twelve equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement expires on June 30, 2028.

E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Common Shares as of May 11, 2026 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 14,278,286 Common Shares outstanding as of May 11, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 11, 2026 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of May 11, 2026, we had 25 shareholders of record.

Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership(1)	Ownership(2)
Directors and Named Executive Officers:
Zheyuan Liu, CEO(3)	-	-
Weilin Zhang, CFO and Director	-	-
Yefang Zhang, Director and Chairwoman of the Board(4)	1,142	*
Mengqi Liao, Independent Director	-	-
Shudong Wang, Independent Director	-	-
Hongdao Qian, Independent Director	-	-
All directors and executive officers as a group (six (6) persons)	1,142	*

 * Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

No shareholder who is known to us beneficially owns 5% or more of our outstanding Common Shares, based on 14,278,286 Common Shares outstanding as of May 11, 2026.

B. Related party transactions

Our Audit Committee of our Board of Directors (which consists solely of independent directors) approves and ratifies all related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” the Company had the following related party transactions for the year ended December 31, 2025, 2024 and 2023 to which it was a participant, in which the amount involved in the transactions is material to the Company or the related party. The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Group
Zhengyu Wang	CEO of EPakia Inc., the husband of Yefang Zhang, and a controlling shareholder of the Company
Yefang Zhang	Director, Chairwoman of the Board, and a controlling shareholder of the Company
Wangfeng Yan (i)	Formerly Chief Executive Officer
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	Controlled by Yefang Zhang, but it ceased to be a related party in December, 2024 after she sold the entity.
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	Controlled by Yefang Zhang, but it ceased to be a related party in June 2025 after she sold the entity.
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	Controlled by Yefang Zhang

(i) On May 29, 2025, Mr. Wangfeng Yan tendered his resignation as the Chief Executive Officer of the Company due to personal reasons.

Due from a related party

The balances due from related parties were as follows:

	December 31,	December 31,
	2025	2024
Mr. Zhengyu Wang	$-	$118,025
Total	$-	$118,025

As of December 31, 2024, the Company had advanced funds to Mr. Zhengyu Wang for expanding business, such funds have been collected as of December 31, 2025.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2025	2024
Mr. Zhengyu Wang and his affiliates	$3,791,711	$-
Mr. Wangfeng Yan and his affiliates	-	11,576
Total	$3,791,711	$11,576

As of December 31, 2025, Mr. Zhengyu Wang advanced working capital and paid some business expenses on behalf of the Company.

As of December 31, 2024, Mr. Wangfeng Yan and his affiliates had paid some business expenses on behalf of the Group. The balance due to Mr. Wangfeng Yan and his affiliates was $11,576 as of December 31, 2024.

All balances due to related parties were unsecured, interest-free and due upon demand.

Lease arrangement with related party

On July 13, 2021, Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”, a subsidiary disposal in December 2023) signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,100 (RMB15,338). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $64,231, respectively from Nongmi Food.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,300 (RMB38,280). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $28,149, respectively from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $18,937, respectively from Nongmi Ecological.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See information provided in response to Item 18 below.

We incorporate by reference in the Registration Statements on Form F-3 (File No. 333-274274 and 333-251509) and on Form S-8 (File No. 333-205821) our consolidated balance sheets as of December 31, 2023, 2024 and 2025 and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025, which appears in this Annual Report on Form 20-F.

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

B. Memorandum and articles of association

We incorporate by reference the description of our Memorandum and Articles of Association set forth in our registration statement on Form F-1, declared effective on March 18, 2015 (File No. 333-198788), as amended by the Amended and Restated Memorandum and Articles of Association effective as of January 9, 2026.

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

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation (for the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau)

Enterprise Income Tax

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted The Enterprise Income Tax Law of the People's Republic of China, which was amended on February 24, 2017 and December 29, 2018, respectively. In December 2007, the State Council promulgated the Regulations for the Implementation of the Enterprise Income Tax Law of the People's Republic of China, or the Implementation Regulations, which was amended in 2019 and in 2024. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. It would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Additionally, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Notice on the Entry into Force and Implementation of the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis shall be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Pilot Measures for Replacing Business Tax with Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Value-Added Tax Rates (Notice 32 of Finance and Taxation, 2018). The Notice stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. This has reduced the operation burden of enterprises to a certain extent.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2025, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Currently, our assets, liabilities, revenues and costs are mainly denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering was in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollar. Our exposure to foreign exchange risk primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2025, 2024 and 2023, we had adjustments of $1,766,415, $86,797 and $(4,220,033), respectively, for foreign currency translations. See “Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

ITEM 15. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’ rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective as of December 31, 2025.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2025 were (i) lack of skilled financial reporting personnel with adequate U.S. GAAP and SEC reporting experience, (ii) lack of appropriate approval procedures for certain material transactions; and (iii) lack of segregation of duties in financial reporting function.

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

The Company has posted the advertisement for recruiting an internal control manager on online recruiting platforms and is in the recruitment process. Given that there is a limited candidate pool for accounting personnel with U.S. GAAP and internal control compliance experience, it may take several months to find a suitable candidate to fill the position. The Company currently estimates the associated material costs expected to be incurred will be approximately $100,000 per year.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for the 2025 and 2024 fiscal years. Audit services provided by YCM CPA INC. included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	Years ended December 31,
	2025	2024
Audit Fees
YCM CPA INC.	$290,000	$285,000

Total	$290,000	$285,000

Audit-Related Fees

The Company has not paid YCM CPA INC. for audit-related services in 2025 and 2024.

Tax Fees

The Company has not paid YCM CPA INC. for tax services in 2025 and 2024.

All Other Fees

The Company has not paid YCM CPA INC. for any other services in 2025 and 2024.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2025.

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

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Tantech Holdings Ltd are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS.

1.1 (1)	Articles of Association of Tantech Holdings Ltd
1.2 (1)	Memorandum of Association of Tantech Holdings Ltd
1.3	Amended and Restated Memorandum and Articles of Association of Tantech Holdings Ltd (incorporated by reference to Exhibit 3.1 to Form 6-K filed with the SEC on January 15, 2026)
2.1 (2)	Specimen Common Share Certificate
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
2.3	Form of Series A Warrant issued on April 26, 2024 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on April 25, 2024)
2.4	Form of Series B Warrant issued on April 26, 2024 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on April 25, 2024)
2.5	Form of Pre-Funded Warrant issued on April 26, 2024 (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the SEC on April 25, 2024)
2.6	Promissory Note issued on August 1, 2024 (incorporated by reference to Exhibit 4.15 to Form 20-F/A filed with the SEC on September 18, 2025)
2.7	Promissory Note issued on September 5, 2024 (incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on September 10, 2024)
2.8	Form of Series A Warrant issued on January 7, 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on January 8, 2025)
2.9	Promissory Note issued on October 14, 2025 (incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on October 17, 2025)
2.10	Form of Series C Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on October 23, 2025)
2.11	Form of Series D Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on October 23, 2025)
2.12	Form of Series E Warrant (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the SEC on April 2, 2026)
2.13	Form of Series F Warrant (incorporated by reference to Exhibit 99.4 to Form 6-K filed with the SEC on April 2, 2026)
4.1	Translation of Employment Agreement with Zheyuan Liu, (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on June 3, 2025)
4.2*	Translation of Employment Agreement with Weilin Zhang
4.3(4)	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc., Tantech Holdings Ltd and CN Energy Group. Inc., dated March 29, 2021
4.4	Securities Purchase Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and the Purchasers (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on April 25, 2024)
4.5	Placement Agent Agreement, dated April 22, 2024, by and between Tantech Holdings Ltd and Maxim Group LLC (incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on April 25, 2024)
4.6

Note Purchase Agreement, dated August 1, 2024, by and between Tantech Holdings Ltd and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.14 to Form 20-F/A filed with the SEC on September 18, 2025)

4.7	Exchange Agreement, dated September 5, 2024, by and between Tantech Holdings Ltd and Streeterville Capital, LLC
4.8	Inducement Agreement by and between Tantech Holdings Ltd and Securities Holders, dated January 7, 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on January 8, 2025)
4.9

English Translation of Equity Transfer Agreement, dated April 24, 2025, by and between African Forest Group Limited and EAG International Vantage Capitals Limited (incorporated by reference to Exhibit 4.12 to the Form 20-F filed with the SEC on May 15, 2025)

4.10

English Translation of Equity Transfer Agreement, dated May 6, 2025, by and between Shanghai Jiamu Investment Management Co., Ltd. and Lishui Damushan Tea Co., Ltd. (incorporated by reference to Exhibit 4.13 to the Form 20-F filed with the SEC on May 15, 2025)

4.11

English Translation of Supplemental Agreement to Equity Transfer Agreement, dated June 30, 2025, by and between Shanghai Jiamu Investment Management Co., Ltd. and Lishui Damushan Tea Co., Ltd. (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the SEC on December 19, 2025)

4.12

Note Purchase Agreement, dated October 14, 2025, by and between Tantech Holdings Ltd and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on October 17, 2025)

4.13

Registration Rights Agreement, dated October 23, 2025, by and between Tantech Holdings Ltd and the Investors (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on October 23, 2025)

4.14

Securities Purchase Agreement, dated October 23, 2025, by and between Tantech Holdings Ltd and the Investors (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on October 23, 2025)

4.15*	English Translation of Termination Agreement, dated December 18, 2025, by and between African Forest Group Limited and EAG International Vantage Capitals Limited
4.16	Securities Purchase Agreement, dated March 31, 2026, by and between Tantech Holdings Ltd and the Investors (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on April 2, 2026)
8.1*	List of subsidiaries
11.1 (3)	Code of Ethics
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Form 20-F filed with the SEC on May 15, 2025)

112

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

13.1*	Certification of the principal executive officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the principal financial officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 (5)	2014 Equity Incentive Plan
23.1*	Consent Letter of YCM CPA INC.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Form 20-F filed with the SEC on June 11, 2024)
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Previously filed with the registration statement on Form F-1, File No. 333-198788, filed on September 16, 2014, as amended and incorporated herein by reference.

(2)	Previously filed on Form F-1/A (File No. 333-198788), dated December 15, 2014 and incorporated herein by reference.

(3)	Previously filed on Form 20-F, dated April 30, 2015 and incorporated by reference.

(4)	Previously filed on Form 20-F, dated April 27, 2021 and incorporated herein by reference.

(5)	Incorporated by reference to Exhibit 99.1 to Form S-8 (File No. 333-203387) filed on April 13, 2015.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tantech Holdings Ltd

By:	/s/ Zheyuan Liu
Name:	Zheyuan Liu
Title:	Chief Executive Officer

Date: May 14, 2026

114

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Tantech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition refund receivable

Description of the Matter

As described in Note 3 to the financial statements, the Company has an acquisition refund receivable totaling approximately $54.19 million as of December 31, 2025, of which approximately $10 million is current and approximately $44.19 million is non-current. We identified valuation (recoverability) of the acquisition refund receivable as a critical audit matter due to its non-routine transaction background (serving as a refund of cash, financing receivables and accounts receivables paid in connection with a cancelled investment), significant amount, and the involvement of significant management judgment regarding its recoverability, altogether requiring extensive audit efforts and significant audit judgment.

How the Critical Audit Matter Was Addressed in the Audit

In order to address the above matter, we performed the following audit procedures, among others:

•

We reviewed the relevant legal documents regarding the investment cancellation and establishment of the acquisition refund receivable and verified the sufficiency of the relevant financial statement disclosures.

•	We obtained and evaluated a third-party background check on the counterparty indicating ability to pay.
•

We requested and received a confirmation letter from a knowledgeable external source (the counterparty) to obtain relevant and reliable audit evidence about outstanding balance and repayment schedule indicating willingness to pay.

•	We tested subsequent cash collection from the counterparty indicating ability to pay.
•	We evaluated the reasonableness of management's assessment of the acquisition refund receivable’s recoverability.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

May 14, 2026

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash	$33,019,289	$35,190,663
Restricted cash	44,775	-
Digital assets	19,958	-
Accounts receivable, net	27,795,715	32,607,591
Financing receivables, net	-	43,105,527
Refund receivable – current	10,009,867	-
Inventory, net	152,353	191,248
Due from a related party	-	118,025
Advances to suppliers, net	90,000	3,695,682
Prepaid taxes	489,302	468,457
Prepaid expenses and other receivables, net	2,369,422	1,538,014
Current assets of discontinued operations	-	887,186
Total current assets	73,990,681	117,802,393

Non-current assets
Property, plant and equipment, net	102,792	123,270
Deferred tax assets	4,642,493	-
Intangible assets, net	170,785	184,547
Right of use assets	882,187	1,060,426
Long-term investments	-	22,786,158
Refund receivable – non-current	44,185,538	-
Non-current assets of discontinued operations	-	995,012
Total non-current assets	49,983,795	25,149,413
Total assets	$123,974,476	$142,951,806

Liabilities and Equity
Current liabilities
Accounts payable	$477,794	$358
Contract liabilities	822,108	1,180,684
Due to related parties	3,791,711	11,576
Taxes payable	1,569,932	1,561,641
Lease liabilities – current	135,724	139,222
Loans payable to third parties	3,769,821	3,250,734
Convertible note	-	198,000
Accrued liabilities and other payables	659,890	393,490
Current liabilities of discontinued operations	-	5,020,263
Total current liabilities	11,226,980	11,755,968

Non-current liabilities
Warrant liabilities – non-current	1,653,000	2,000,000
Lease liabilities – non-current	745,120	919,781
Total non-current liabilities	2,398,120	2,919,781
Total labilities	13,625,100	14,675,749

Equity

Class A common share, no par value, unlimited shares authorized, 6,213,730 and 1,132,658 shares issued and outstanding as of December 31, 2025 and 2024, respectively; Class B common share, no par value, unlimited shares authorized, 1,142 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively.

Additional paid-in capital	103,467,206	94,768,246
Statutory reserves	102,747	102,747
Retained earnings	17,394,564	48,818,807
Accumulated other comprehensive loss	(10,615,141)	(12,382,068)
Equity attributable to Tantech Holdings Ltd	110,349,376	131,307,732
Non-controlling interest	-	(3,031,675)
Total equity	110,349,376	128,276,057
Total liabilities and equity	$123,974,476	$142,951,806

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2025	2024	2023
Revenues	$38,359,163	$42,940,136	$44,631,115
Cost of revenues	31,217,636	33,997,253	34,914,317
Gross profit	7,141,527	8,942,883	9,716,798

Operating expenses
Selling	6,879	51,221	218,073
General and administrative	19,261,046	4,868,544	5,815,956
Research and development	78,570	38,800	23,942
Total operating expenses	19,346,495	4,958,565	6,057,971

(Loss) income from operations	(12,204,968)	3,984,318	3,658,827

Other income (expenses)
Change in fair value of convertible note	(150,000)	(504,006)	(165,704)
Change in fair value of warrants liabilities	568,000	(3,767,626)	-
Changes in fair value of digital assets	(287)	-	-
Interest income	348,130	43,157	49,628
Interest expense	(279,564)	(290,366)	(301,467)
Financing interest income, net	352,529	1,842,282	2,180,970
Rental income from related party	-	-	111,317
Long- term investments impairment	(23,140,591)	-	-
Gain (loss) from disposal of subsidiaries	3,576,755	(1,014,743)	3,555,235
Gain from disposal of financing receivables	2,335,304	-	-
Loss on refund receivable	(4,424,099)	-	-
Gain on debt extinguishment	-	298,213	-
Other (loss) income, net	(485,663)	33,067	177,840
Total other (expenses) income, net	(21,299,486)	(3,360,022)	5,607,819

(Loss) income before income tax	(33,504,454)	624,296	9,266,646
Income tax provision	(2,524,221)	3,111,047	2,364,489
Net (loss) income from continuing operations	(30,980,233)	(2,486,751)	6,902,157
Net loss from discontinued operations	(61,426)	(1,078,534)	(1,884,611)

Net (loss) income	(31,041,659)	(3,565,285)	5,017,546
Less: Net (loss) income attributable to non-controlling interest	(18,416)	(323,515)	(565,301)
Net (loss) income attributable to the Company	(31,023,243)	(3,241,770)	5,582,847
Less: Deemed dividend to warrants holders	(401,000)	-	-
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(31,424,243)	$(3,241,770)	$5,582,847

Net (loss) income	(31,041,659)	(3,565,285)	5,017,546
Other comprehensive income (loss):
Foreign currency translation adjustment	1,766,415	86,797	(4,220,033)
Comprehensive (loss) income	(29,275,244)	(3,478,488)	797,513
Less: Comprehensive loss attributable to non-controlling interest	(18,928)	(318,923)	(563,788)
Comprehensive (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(29,256,316)	$(3,159,565)	$1,361,301

(Loss) earnings per share
Basic and diluted	$(13.64)	$(7.66)	$80.69

Weighted Average Shares Outstanding
Basic and diluted	2,303,740	423,174	69,186

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Common Share		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive Income	Non- controlling	Total
	Class A	Class B	Capital	Reserves	Earnings	(Loss)	Interest	Equity
Balance at January 1, 2023	30,446	-	$79,746,608	$7,490,398	$39,090,079	$(8,242,727)	$(2,148,964)	$115,935,394
Proceeds received from issuance of common shares	56,000	-	5,834,325	-	-	-	-	5,834,325
Conversion of convertible note	8,479	-	438,000	-	-	-	-	438,000
Foreign currency translation adjustment	-	-	-	-	-	(4,221,546)	1,513	(4,220,033)
Net income	-	-	-	-	5,582,847	-	(565,301)	5,017,546
Balance at December 31, 2023	94,925	-	86,018,933	7,490,398	44,672,926	(12,464,273)	(2,712,752)	123,005,232
Net proceeds from issuance of common shares and warrants (excluding warrant liability of $1,358,374 and offering cost of $377,500)	102,250	-	364,126	-	-	-	-	364,126
Issuance of common stock for warrants exercised	713,000	-	6,325,187	-	-	-	-	6,325,187
Conversion of convertible note	222,483	-	2,060,000	-	-	-	-	2,060,000
Appropriation of retained earnings to statutory reserve fund	-	-	-	(7,387,651)	7,387,651	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	82,205	4,592	86,797
Net loss	-	-	-	-	(3,241,770)	-	(323,515)	(3,565,285)
Balance at December 31, 2024	1,132,658	-	94,768,246	102,747	48,818,807	(12,382,068)	(3,031,675)	128,276,057
Proceeds received from issuance of common shares	3,614,464	-	5,480,000	-	-	-	-	5,480,000
Issuance of inducement warrants	-	-	-	-	(401,000)	-	-	(401,000)
Issuance of common stock for warrants exercised	56,336	-	623,321	-	-	-	-	623,321
Cancellation of common stock due to reverse split	(133)	-	(512)	-	-	-	-	(512)
Redesignated Class A common share to Class B common share	(1,142)	1,142	-	-	-	-	-	-
Conversion of convertible note	192,059	-	348,000	-	-	-	-	348,000
Conversion of promissory note	1,219,488	-	2,248,151	-	-	-	-	2,248,151
Disposal of discontinued operations	-	-	-	-	-	-	3,050,603	3,050,603
Foreign currency translation adjustment	-	-	-	-	-	1,766,927	(512)	1,766,415
Net loss	-	-	-	-	(31,023,243)	-	(18,416)	(31,041,659)
Balance at December 31, 2025	6,213,730	1,142	$103,467,206	$102,747	$17,394,564	$(10,615,141)	$-	$110,349,376

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$(31,041,659)	$(3,565,285)	$5,017,546
Less: Net loss from discontinued operations	61,426	1,078,534	1,884,611
Net loss from continuing operations	(30,980,233)	(2,486,751)	6,902,157
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for expected credit loss - accounts receivable	17,327,139	1,449,753	730,964
Provision for expected credit loss - financing receivables	31,303	92,036	2,245,159
Provision for expected credit loss - prepaid expenses and other receivables	99,502	-	-
Gain on debt extinguishment	-	(298,213)	-
Depreciation expense	18,384	6,519	199,009
Amortization of intangible asset	21,253	21,071	10,920
Loss (gain) from disposal of property, plant and equipment	3,839	-	(472)
Deferred tax benefit	(4,516,927)	-	-
Change in fair value of convertible note	150,000	504,006	165,704
Change in fair value of warrant liabilities	(568,000)	3,767,626	-
Accrued compensation on convertible note	-	908,440	-
Changes in fair value of digital assets	287	-	-
Amortization of right of use assets	129,761	99,387	144,566
Loss on promissory note converted to shares	456,151	-	-
Long- term investments impairment	23,140,591	-	-
Loss (gain) on disposal of subsidiaries	(3,576,755)	1,014,743	(3,555,235)
Gain from disposal of financing receivables	(2,335,304)	-	-
Loss on refund receivable	4,424,099	-	-
Changes in operating assets and liabilities:
Accounts receivable	(13,057,635)	4,854,593	(3,545,224)
Refund receivable	(21,895)	-	-
Digital assets	(54)	-	-
Advances to suppliers	3,663,243	(3,761,291)	(17,956)
Inventory	45,991	14,653	105,321
Prepaid expenses and other receivables	(399,663)	(635,744)	(65,840)
Accounts payable	477,436	(817,724)	1,304,624
Contract liabilities	(399,177)	102,110	210,974
Accrued liabilities and other payables	260,698	(379,520)	614,277
Customer deposits	-	308	(64,449)
Lease liabilities	(129,622)	(162,385)	(144,566)
Taxes payable	(58,785)	1,142,983	24,427
Net cash (used in) provided by continuing operations	(5,794,373)	5,436,600	5,264,360
Net cash used in discontinued operations	(21,766)	(73,663)	(4,070)
Net cash (used in) provided by operating activities	(5,816,139)	5,362,937	5,260,290

Cash flows from investing activities
Acquisition of property, plant and equipment	-	(80,525)	(431)
Cash received (out) from disposition of subsidiaries	79,018	(889)	-
Proceeds from disposal of property, plant and equipment	677	-	1,645
Acquisition of intangible assets	-	-	(213,170)
Financing receivables	(626,061)	(1,840,722)	(2,180,970)
Loans to third parties	(529,503)	(1,377,787)	-
Net cash used in continuing operations	(1,075,869)	(3,299,923)	(2,392,926)
Net cash used in discontinued operations	-	-	(182,557)
Net cash used in investing activities	(1,075,869)	(3,299,923)	(2,575,483)

Cash flows from financing activities
Proceeds from loans from third parties	-	2,223,000	224,521
Repayment of loans from third parties	3,354,690	(2,433,093)	-
Cancellation of common stock due to reverse split	(512)	-	-
Repayment of bank loans	-	-	(423,675)
Repayment of loans from related parties	(151,757)	(964,656)	(217,305)
Proceeds from loans from related parties	299,737	-	-
Proceeds from (repayment of) convertible note	-	(285,714)	1,999,990
(Payment to) proceeds from issuance of common stock and warrants	(520,000)	1,722,500	5,834,325
Proceeds from exercising of warrants	443,321	3,199,187	-
Net cash provided by continuing operations	3,425,479	3,461,224	7,417,856
Net cash (used in) provided by discontinued operations	(693)	8,001	11,702
Net cash provided by financing activities	3,424,786	3,469,225	7,429,558

Effect of exchange rate changes on cash and restricted cash	1,319,953	553,862	29,356

Net increase (decrease) in cash and restricted cash	(2,147,269)	6,086,101	10,143,721

Cash and restricted cash, beginning of year	35,211,333	29,125,232	18,981,511

Cash and restricted cash, end of year	$33,064,064	$35,211,333	$29,125,232

Supplemental disclosure information:
Income taxes paid	$1,976,696	$1,844,265	$2,290,143
Interest paid	$-	$254,783	$92,181

Non-cash transactions of investing and financing activities
Conversion of convertible note	$348,000	$2,060,000	$438,000
Conversion of promissory note	$2,248,151	$-	$-
Consideration from disposal of subsidiaries offset with accounts payable	$-	$250,149	$-
Right-of-use assets obtained in exchange for lease liabilities	$-	$1,094,557	$-
Reclassification of warrant liability to equity upon exercise of warrants	$180,000	$3,126,000	$-
Deemed distribution on issuance of induced warrants	$401,000	-	-
Loan payable to third party settled by accounts receivable	$1,062,249	$-	$-
Refund receivable settled by financing receivable	$9,730,048	$-	$-
Digital assets received from private placement	$6,000,000	$-	$-
Digital assets received from related party	$3,750,000	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and restricted cash	$33,064,064	$35,190,663	$29,061,639
Cash and restricted cash included in current assets of discontinued operations	-	20,670	63,593
Total cash and restricted cash shown in the statement of cash flows	$33,064,064	$35,211,333	$29,125,232

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

As of December 31, 2025, details of the subsidiaries of the Group and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company
EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company
USCNHK Holding Limited (“USCNHK Holding ”)	December 13, 2024	Hong Kong	100% by the Parent	Holding Company
EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Marketing and selling
Tanhome Inc (“Tanhome Holding”) (i)	December 3, 2024	United States	100% by the Parent	Holding Company
Tanhome Group Inc (“Tanhome”) (i)	December 3, 2024	United States	100% by Gohomeway Holding	Construction materials sales and services business
China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry
Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company
Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company
Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles
Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles
Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business (continued)

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Research, development and manufacturing new energy automobiles
Zhejiang Zhuguxingqi Technology Co., Ltd	August 10, 2023	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal
Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry
Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles
Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4, 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business
Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”) (ii)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles
Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry
First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

(i) On May 7, 2025, Gohomeway Inc changed its name to Tanhome Inc (“Tanhome Holding”), and Gohomeway Group Inc changed its name to Tanhome Group Inc (“Tanhome”)

(ii) Shangchi Medical was deregistered on October 13, 2025.

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

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary.

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

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of December 31, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial assets:
Digital assets(i)	$19,958	$-	$-	$19,958

Financial liabilities:
Warrant liabilities (ii)	$-	$-	$1,653,000	$1,653,000

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (ii)	$-	$-	$198,000	$198,000
Warrant liabilities (iii)	-	-	2,000,000	2,000,000
Total	$-	$-	$2,198,000	$2,198,000

(i)

The Group ‘s digital assets is comprised of USDT. The Group holds digital assets solely for its own account, which are measured at fair value in accordance with ASU 2023-08. Digital assets are initially recorded at cost, which generally equals the transaction price at the time of acquisition, and are subsequently measured at fair value using quoted market prices from the Group's principal market. Digital assets held are received as a form of payment and are converted to cash or used to fulfill expenses nearly immediately, in the ordinary course of the Group's business. A reconciliation of this digital asset activity is not provided as the associated risk of exposure to digital assets, even during the periods of significant activity, is immaterial. The following table presents the Group’s USDT holdings as of December 31, 2025.

	Quantity	Cost Basis	Fair Value
USDT	19,926	$19,926	$19,958

The following table presents additional information about USDT for the years ended December 31, 2025:

Years ended December 31,
2025
Opening balance	$-
Collection of USDT from private placement	6,000,000
Collection of USDT from related party	3,750,000
Paid for acquisition	(9,730,048)
Surcharges	(26)
Ending balance	$19,926

(ii)

The Group has elected to recognize the convertible note at fair value; therefore, there was no further evaluation of embedded features for bifurcation. The Group engaged a third-party valuation firm to perform the valuation of the convertible note. The fair value of the convertible note was calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The following is a reconciliation of the beginning and ending balances for the convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025, 2024 and 2023:

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

	Years ended December 31,
	2025	2024	2023
Opening balance	$198,000	$1,727,694	$-
New convertible note issued	-	-	1,999,990
Change in fair value of convertible note	150,000	504,006	165,704
Forbearance and other fee	-	610,227	-
Gain on debt extinguishment	-	(298,213)	-
Conversion of convertible note	(348,000)	(2,060,000)	(438,000)
Cash repaid	-	(285,714)	-
Ending balance	$-	$198,000	$1,727,694

(iii)

The freestanding warrants issued in connection with the April 2024 Private Placement were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis (Note 12). The Group engaged a third-party valuation firm to perform the valuation of the warrant liabilities using the Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024
Opening balance	$2,000,000	$-
Warrants issued in connection with the April 2024 Private Placement	401,000	1,358,374
Change in fair value of warrant liabilities	(568,000)	3,767,626
Reclassification of warrant liabilities to equity upon exercise of warrants	(180,000)	(3,126,000)
Ending balance	$1,653,000	$2,000,000

Assets measured at fair value on a nonrecurring basis

In addition to assets that are recorded at fair value on a recurring basis, the impairment assessment may subject our long-term investment to nonrecurring fair value measurement. For the year ended December 31, 2025, the Group recorded $23,140,591 of impairment charge on its long-term investments based on the related fair value assessment performed with assistance from independent valuation firm. The various inputs to this fair value technique are considered Level 3. For the year ended December 31, 2024 and 2023, no impairment charge was recorded on long term investments.

Concentrations of credit risk

Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash, accounts receivable and financing receivable. All of the Group’s cash is maintained with banks within the People’s Republic of China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each maintained bank. The Group has not experienced any losses in such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

Cash

Cash comprises cash at banks and on hand.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Restricted cash

Cash that is restricted as to withdrawal or for use is reported separately on the face of consolidated balance sheet. The Group’s restricted cash comprises cash frozen in the dormant bank accounts.

Digital assets

The Group holds digital assets, consisting primarily of Tether tokens (“USDT”). The Group has evaluated its USDT holdings under ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets, and concluded that the holdings meet the scope criteria for digital assets. The Group does not classify digital assets as cash or cash equivalents.

Digital assets are initially recognized at cost and subsequently measured at fair value in accordance with ASC 820, Fair Value Measurement. Changes in fair value are recognized in net income and presented in changes in fair value of digital assets in the consolidated statements of operations.

Digital assets are presented separately on the consolidated balance sheets as digital assets measured at fair value. Upon sale, exchange, or other disposition, realized gains or losses are recognized in net income.

Accounts receivable, net

The Group follows Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Group generally provides  a three - month credit term to its customers after delivery. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Financing receivables, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the unaudited condensed consolidated balance sheets based on the outstanding principal adjusted for any write-off and the allowance. Amortized cost of financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Advances to suppliers, net

In order to ensure a steady supply of raw materials or goods, the Group is required from time to time to make cash advances when placing its purchase orders. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Group.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Long-term investment

Long-term investments primarily consist of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method.

Equity investments without readily determinable fair values

For equity investments for which the Group does not have significant influence over the investee or the underlying shares the Group invested in are not considered in-substance common stock and have no readily determinable fair value, the Group records its share of measurement alternative investments at cost, less impairment, plus or less subsequent adjustments for observable price changes in orderly transactions for identical or similar investments of the same issuer, and record dividends received from the net accumulated earnings of the investee as investment income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans payable to third parties

Loans payable to third parties represent amounts the Group borrowed from third parties to obtain working capital.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers and the collectability of an amount that the Group expects in exchange for those goods or services is probable. The Group’s revenues from continuing operations are primarily derived from selling of products

The Group recognizes sales revenues, net of sales taxes and estimated sales returns, at the time the product is picked up by the customer or delivered to the customer and control is transferred (point of sale).

Revenue is reported net of all value-added taxes. The Group does not routinely permit customers to return products and historically, customer returns have been immaterial.

In accordance with the Group's policy and the stated terms, the Group offers standard rebates to certain long-term cooperative customers who can reach the minimum threshold to be eligible for the rebate, which are accounted for as variable consideration. When the rebates can be reasonably estimated based on the Group's past experiences and current forecasts, such rebates is recognized as reductions to revenue based on the amount the Group expect to pay.  The Group reviews and updates these estimate regularly until the incentives such as rebates are realized and the impact of any adjustments are recognized in the period the adjustments are identified. In most cases, key sales terms such as pricing and quantities ordered are established on a regular basis such that most customer incentive arrangements have a duration of less than one year.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2025 and 2024, contract liabilities amounted to approximately $822,108 and $1,180,684, respectively.

Cost of revenues

Cost of revenues includes cost of raw materials and goods purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Foreign currency translation

The assets and liabilities of foreign subsidiaries that use the local currency as their functional currency are translated to U.S. dollars based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive loss. The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. dollars. Revenues and expenses are translated into U.S. dollars using the average exchange rates prevailing for each period presented. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2025		December 31, 2024		December 31, 2023
US$: RMB exchange rate	Period End	$6.9931	Period End	$7.2993	Period End	$7.0999
	Average	$7.1875	Average	$7.1957	Average	$7.0809

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

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2025. The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or future deductibility is uncertain.

ASC 740 10 25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax position as of December 31, 2025 and 2024.

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of each warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annual period end date while the warrants are outstanding.

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

(Loss) earnings per share (“EPS”)

Earnings (loss) per common share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per common share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between Ordinary Shares and other participating securities based on their participating rights. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

Risks and uncertainties

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, $32,994,542 and $35,032,534 were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank; $69,522 and $158,129 were deposited with financial institutions located in the United States, respectively, where there is a $250,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were $32,829,754 and $34,907,145 as of December 31, 2025 and 2024, respectively. The Group has not experienced any losses on such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

The majority operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC in addition to the general state of the PRC economy. The Group’s operating results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The majority of the Group’s sales, purchases and expense transactions are denominated in RMB, and majority of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

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

The Group had certain customers whose revenue individually represented 10% or more of the Group’s total revenue or whose accounts receivable balances individually represented 10% or more of the Group’s total accounts receivable, as follows:

For the year ended December 31, 2025, three major customers accounted for approximately 34%, 23% and 20% of the Group’s total sales, respectively. For the year ended December 31, 2024, three major customers accounted for approximately 27%, 25% and 18% of the Group’s total sales, respectively. For the year ended December 31, 2023, three major customers accounted for approximately 26%, 24% and 24% of the Group’s total sales, respectively.

As of December 31, 2025, three customers accounted for approximately 34%, 30% and 20% of the Group’s accounts receivable balance, respectively.

As of December 31, 2024, three customers accounted for approximately 34%, 28% and 20% of the Group’s accounts receivable balance, respectively.

The Group also had certain major suppliers whose purchases individually represented 10% or more of the Group’s total purchases. For the year ended December 31, 2025, three major suppliers accounted for approximately 22%, 15% and 11% of the Group’s total purchases, respectively. For the year ended December 31, 2024, two major suppliers accounted for approximately 44% and 12% of the Group’s total purchases, respectively. For the year ended December 31, 2023, three major suppliers accounted for approximately 42%, 18%, and 10% of the Group’s total purchases, respectively.

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

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”). ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

In May 2025, the FASB issued ASU No. 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)” (“ASU 2025-04”). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). ASU 2025-05 amends ASC 326, “Financial Instruments—Credit Losses” and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”) to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Group’s 2028 fiscal year annual reporting period, with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”) to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Group’s 2029 fiscal year annual reporting period, with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Group is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Acquisition and Cancellation

On April 25, 2025, the Group closed an equity acquisition agreement with a third party (the “Seller”), under which the Group purchased 85% equity interest in Xintong International Trading Co., Ltd. (“Xintong International”) for a consideration of $69,788,554 (RMB488,038,338), consisting of (i) the first tranche payment of $48,004,462 (RMB335,700,000), which was settled on April 25, 2025 by transferring $45,604,238 (RMB318,915,000) of financing receivables to the Seller; (ii) the second tranche payment of $13,584,819 (RMB95,000,000), of which $9,730,048 was paid in the form of Tether (USDT) in August 2025 and November 2025, with the remainder yet to be settled; and (iii) the third tranche payment of $8,199,273 (RMB57,338,338), which was settled on July 1, 2025 by transferring accounts receivable.

Xintong International owns 100% equity interest in Shanghai Senhuixin Technology Co., Ltd.(“Senhuixin”), a PRC holding company, which owns 30% equity interest in Shandong Liansen Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation. Given that (i) substantially all of the fair value of the gross assets acquired is concentrated in a single asset, which is Senhuixin’s 30% equity interest in Shandong Liansen, and (ii) Xintong International and its wholly owned subsidiary Senhuixin have not commenced any operation before this acquisition, Xintong International together with its wholly owned subsidiary Senhuixin does not constitute a business, and therefore the acquisition was accounted for as an asset acquisition, i.e., the Group acquired the 30% equity interest in Shandong Liansen.

On December 18, 2025, due to the delayed commercial development plan on the forests and plants, the Group renegotiated with the Seller and both parties reached into agreement to unwind the above acquisition transaction. The Seller is required to transfer the remaining accounts receivable of $7,484,283 (RMB52,338,338) back to the Group and shall repay the remaining consideration (the "refund receivable") in aggregate of $58,597,187 (RMB409,775,985) in four tranches, before March 31, 2028.

As of December 31, 2025, the Group received accounts receivable of $7,484,283 (RMB52,338,338) transferred back by the Seller and the fair value of the remaining refund receivable was determined at $54,050,103 (RMB377,977,772) based on the present value of future repayments using the discounted rate of 7.0%, determined by reference to the Group's incremental borrowing rate., which represents the rate that would be reflected in the Group's weighted average cost of borrowing for the borrowing of a similar duration and amount. As a result, the Group recognized a loss of $4,424,099 (RMB31,798,213) related to unwinding the transaction.

As of December 31, 2025, the Group had the refund receivable of $54,050,103, and the Group recorded interest income of $145,302 on the refund receivable for the year ended December 31, 2025.

Note 4 – Divestitures

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

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Discontinued Operations

On May 15, 2025, the Group sold its Electric Vehicle business (the “EV Business”), comprised of Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd., and its subsidiaries Shangchi Automobile Co., Ltd. and Shenzhen Yimao New Energy Sales Co., Ltd., to a third party (the “Buyer”). Based on the original agreement signed on May 6, 2025 and amended agreement signed on June 30, 2025, the final consideration was $85,799 (RMB600,000), which was collected by the Group on May 14, 2025 As a result, the gain from the disposal of EV Business amounted to $3,576,755 for the year ended December 31, 2025.

The disposal of the EV Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45; therefore, the Group determined that the disposal of the EV Business met the criteria to be classified as discontinued operations. As a result, the EV Business’s historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the years ended December 31, 2025, 2024 and 2023, respectively.

The aggregated financial results of the discontinued business are set forth below:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023
Revenues	$55,192	$65,778	$2,687,305
Cost of revenues	2,313	11,207	2,230,100
Gross profit	52,879	54,571	457,205
Operating expenses	60,689	1,013,008	2,283,967
Loss from operations	(7,810)	(958,437)	(1,826,762)
Other expenses, net	(53,616)	(118,214)	(57,849)
Loss before income taxes	(61,426)	(1,076,651)	(1,884,611)
Provision for income taxes	-	-	-
Loss from discontinued operations	$(61,426)	$(1,076,651)	$(1,884,611)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Discontinued Operation (continued)

Assets and liabilities of the discontinued operations:

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$-	$20,566
Restricted cash	-	104
Accounts receivable, net	-	342,141
Inventory, net	-	453,971
Advances to suppliers, net	-	30,392
Prepaid taxes	-	36,312
Prepaid expenses and other receivables, net	-	3,700
Total current assets of discontinued operations	-	887,186

Non-current assets
Property, plant and equipment, net	-	994,281
Intangible assets, net	-	731
Total non-current assets of discontinued operations	-	995,012
Total assets of discontinued operations	$-	$1,882,198

Liabilities
Current liabilities
Accounts payable	$-	$1,530,190
Due to related parties	-	37,793
Customer deposits	-	887,699
Accrued liabilities and other payables	-	2,564,581
Total current liabilities of discontinued operations	-	5,020,263
Total liabilities of discontinued operations	$-	$5,020,263

Note 6 – Accounts Receivable, net

Accounts receivable consisted of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable	$40,187,942	$34,636,570
Accounts receivable transferred back by the Seller (Note 3)	7,484,283	-
Allowance for expected credit losses	(19,876,510)	(2,028,979)
Accounts receivable, net	$27,795,715	$32,607,591

The movement of allowance for expected credit losses are as follows:

	December 31,	December 31,
	2025	2024
Balance at beginning of year	$2,028,979	$2,361,778
Change of allowance for expected credit losses	17,327,139	(284,191)
Foreign currency translation adjustment	520,392	(48,608)
Balance at end of year	$19,876,510	$2,028,979

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Financing Receivables, net

Starting in June 2022, the Group provided factoring financing service. The initial term of the financing receivables was 12 months with maturity in June 2023 and annual interest of 6.5%. The financing receivables were subsequently renewed in both June 2023 and June 2024 for an additional 12 months each with annual interest of 4.8%. The principal balance of the financing receivables as of December 31, 2024 had been outstanding since June 2022.On April 25, 2025, the entire financing receivables balance was fully settled as partial consideration paid in connection with the equity acquisition agreement entered into on April 18, 2025 (See Note 3). The Group recognized a gain of $2,335,304 (RMB16,785,000) from disposal of the financing receivables with fair value of $48,004,462 (RMB335,700,000) as compared to the carrying value of $45,604,238 (RMB318,915,000) prior to the disposal. The gain was included in other income (expense) for the years ended December 31, 2025.

Prior to the event described in Note 3, all the financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, and the net realizable value of the underlying collaterals was greater than the carrying amount of the financing receivables. Given all financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, the Group did not consider the renewals of the financing receivables terms to impact the credit risk determination and expected the outstanding financing receivables to be realizable within the 12-month term; accordingly, the Group classified all the financing receivables as current assets, and the Group did not consider it necessary to establish a nonaccrual policy.

The following table presents the activities related to the financing receivables for the years ended December 31, 2025 and 2024.

	Principal	Interest	Total
Balance as of December 31, 2024	$40,072,336	$5,301,903	$45,374,239
Increase in accrued interest	-	626,061	626,061
Principal and interest derecognized	(40,695,652)	(6,010,435)	(46,706,087)
Foreign currency translation adjustment	623,316	82,471	705,787
Balance as of December 31, 2025	$-	$-	$-
Allowance for credit losses			-
Financing receivables, net			$-

	Principal	Interest	Total
Balance as of December 31, 2023	$41,197,763	$3,585,248	$44,783,011
Increase in accrued interest	-	1,840,722	1,840,722
Foreign currency translation adjustment	(1,125,427)	(124,067)	(1,249,494)
Balance as of December 31, 2024	$40,072,336	$5,301,903	$45,374,239
Allowance for credit losses			(2,268,712)
Financing receivables, net			$43,105,527

The movement of allowance for credit losses is as follows:

	December 31,	December 31,
	2025	2024
Balance at beginning of year	$2,268,712	$2,239,151
Change in allowance for credit losses	(2,304,001)	92,036
Foreign currency translation adjustment	35,289	(62,475)
Balance at end of year	$-	$2,268,712

For the years ended December 31, 2025, 2024 and 2023, the Group recognized net financing interest income of $626,061, $1,840,722 and $2,180,970, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Inventory, net

Inventory consisted of the following:

	December 31,	December 31,
	2025	2024
Raw materials	$152,353	$187,497
Finished products	-	3,751
Total inventory	$152,353	$191,248

For the years ended December 31, 2025, 2024 and 2023, no inventory markdown was recorded.

Note 9 – Advances to Suppliers, net

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2025	2024
Advances to suppliers	$90,000	$3,695,682
Allowance for credit losses	-	-
Advances to suppliers, net	$90,000	$3,695,682

The movement of allowance for credit losses are as follows:

	December 31,	December 31,
	2025	2024
Balance at beginning of year	$-	$3,611
Change of allowance for credit losses	-	(3,563)
Translation adjustments	-	(48)
Balance at end of year	$-	$-

Note 10 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31,	December 31,
	2025	2024
Machinery and production equipment	$266,534	$280,100
Electronic equipment	3,864	3,702
Office equipment	5,411	5,184
Transportation equipment	63,000	63,000
Subtotal	338,809	351,986
Less: Accumulated depreciation	(236,017)	(228,716)
Property, plant and equipment, net	$102,792	$123,270

Depreciation expense was $18,384, $6,519 and $199,009 for the years ended December 31, 2025, 2024 and 2023, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible Assets, net

Intangible assets stated at cost less accumulated amortization consisted of the following:

	December 31,	December 31,
	2025	2024
Software	$6,484	$6,212
Patents	215,846	206,791
Subtotal	222,330	213,003
Less: Accumulated amortization	(51,545)	(28,456)
Intangible assets, net	$170,785	$184,547

Amortization expense for intangible assets totaled $21,253, $21,071 and $10,920 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 12 – Prepaid Expenses and Other Receivables, net

Prepaid expenses and other receivables consisted of the following:

	December 31,	December 31,
	2025	2024

Loan receivable – others (i)	$2,268,285	$1,377,787
Others	203,405	160,227
Total	2,471,690	1,538,014
Allowance for credit losses	(102,268)	-
Prepaid expenses and other receivables, net	$2,369,422	$1,538,014

(i) As of December 31, 2025 and 2024, the balances represent working capital loan to a third party due on demand with 6.5% interest rate.

Note 13 – Long-term Investments

	Equity investment using the measurement alternative (i)	Total
Balance as of January 1, 2024	$23,426,105	$23,426,105
Additions	-	-
Foreign currency translation adjustment	(639,947)	(639,947)
Balance as of December 31, 2024	22,786,158	22,786,158
Additions	-	-
Share loss from equity investment	-	-
Impairment	(23,140,591)	(23,140,591)
Foreign currency translation adjustment	354,433	354,433
Balance as of December 31, 2025	$-	$-

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Long-term Investments (continued)

(i) On January 10, 2018, the Group invested approximately $11,741,011 (RMB120,000,000) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11 square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023. On October 16, 2023, the government approved to extend the right for 5 more years.

On November 29, 2019, the Group entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6,444,939 (RMB46,323,000). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

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

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying RMB46.5 million to exchange 18% of the interest in Fuquan Chengwang. After the transaction, the Group’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest in Jingning Meizhongkuang.

Due to the fact that the Group did not have significant influence over the equity investees, the investments were accounted for using the cost method.

For the year ended December 31, 2025, given the government has imposed prohibitions on mining activities and the local mining policy have been negatively impacted, the Group recorded a full impairment of $23,140,591(RMB166,323,000) on this investment for the year ended December 31, 2025 due to significant uncertainties involved in the future development of such mining property.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Leases

The Group has several operating leases for factory facilities and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The rental expense for the years ended December 31, 2025, 2024 and 2023 was $182,200, $136,063 and $258,193, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2025	2024
Right-of-use assets, net	$882,187	$1,060,426

Operating lease liabilities - current	135,724	139,222
Operating lease liabilities - non-current	745,120	919,781
Total operating lease liabilities	$880,844	$1,059,003

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Weighted average remaining lease term (years)	5.98	6.95
Weighted average discount rate	3.85%	3.85%

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Twelve months ending December 31,
2026	$165,410
2027	162,517
2028	162,517
2029	162,517
2030	162,517
Thereafter	162,518
Total future minimum lease payments	977,996
Less: Imputed interest	97,152
Total	$880,844

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Loans Payable to Third Parties

	December 31,	December 31,
	2025	2024
Loan payable to third party (i)	$-	$1,027,734
Loans payable to third party (ii)	3,769,821	2,223,000
Total	$3,769,821	$3,250,734

(i)

On December 17, 2021, the Group borrowed $3.5 million from a third party. The loan was unsecured with an interest rate of 6% per annum, and had its term extended several times, ultimately to December 15, 2025. The remaining principal and interest balance was $1,027,734 as of December 31, 2024. If the Group fails to repay the debt, the Group shall pay the third party for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor rights. On June 20, 2025, the Group fully settled the remaining principal and interest by transferring $1,062,249 accounts receivable to the third party.

(ii)

On August 1, 2024, the Company entered into a promissory note agreement with a creditor (“the Creditor”), pursuant to which the Company issued the Creditor an unsecured promissory note with original principal amount of $2,160,000 for $2,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily with a term of twelve months. The promissory note includes an original issue discount of $140,000 along with $20,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment.

For the year ended December 31, 2025, the Company settled the amount of $1,792,000 by issuing 1,219,488 Class A common shares of the Company to the investor. The fair value of these shares was $2,248,151, based on the Company’s share price. As a result, the Group recognized a loss from extinguishment of debt in the amount of $456,151 as other expense for the year ended December 31, 2025.

As of December 31, 2025, the outstanding principal and interest balance was $671,103. The Company has fully repaid this promissory note by April 2026.

On October 14, 2025 the Company entered into a promissory note agreement with the Creditor, pursuant to which the Company issued the Creditor an unsecured promissory note with original principal amount $3,230,000 for $3,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily with a term of twelve months. The promissory note includes an original issue discount of $140,000 along with $20,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment. As of December 31, 2025, the outstanding principal and interest balance was $3,098,718.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Convertible Note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”, the "Investor"), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “June 2023 Note”), convertible into ordinary shares of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The Note bears interest at a rate of 7% per annum. Pursuant to the convertible note agreement, the conversion price is 80% the lower of: (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured; or (ii) the average closing price of the Class A common shares for the five trading days immediately preceding the date the redemption conversion price is measured, but not lower than $1.2 (the “Floor Price”). All outstanding principal and accrued interest on the June 2023 Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The June 2023 Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. In addition, the June 2023 Exchange Note provides that upon occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

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

	June 29, 2023		December 31, 2023		December 31, 2024
Risk-free interest rate	5.419%		4.77%		4.32%
Expected life	1.0	year	0.5	year	0.7	year
Share price	$107.2		$47.6		$8.4
Volatility	142%		135%		149%

For the years ended December 31, 2024 and 2023, the Notes were partially converted into 222,483 and 8,479 Class A common shares of the Company, respectively.

Due to the significant drop in the Company’s share price, Streeterville and the Company reached a consensus, pursuant to which, the Company paid Streeterville compensation of $610,227 for the year ended December 31, 2024, which was expensed and considered to be an addition to the outstanding balance of the Notes.

The Exchange Agreement was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the change in the fair value of the Notes immediately before and after the Exchange agreement in the amount of $298,213 was accounted for as a gain on debt extinguishment for the year ended December 31, 2024. The fair value of the Notes was $198,000 as of December 31, 2024.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized a loss of change in fair value of the convertible note of $150,000, $504,006 and $165,704, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related Party Balances and Transactions

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Group
Zhengyu Wang	CEO of EPakia Inc., the husband of Yefang Zhang, and a controlling shareholder of the Company
Yefang Zhang	Director, Chairwoman of the Board, and a controlling shareholder of the Company
Wangfeng Yan (i)	Formerly Chief Executive Officer
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	Controlled by Yefang Zhang, but it ceased to be a related party in December 2024 after she sold the entity.
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	Controlled by Yefang Zhang, but it ceased to be a related party in June 2025 after she sold the entity.
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	Controlled by Yefang Zhang

(i) On May 29, 2025, Mr. Wangfeng Yan tendered his resignation as the Chief Executive Officer of the Company due to personal reasons.

Due from a related party

The balances due from related party were as follows:

	December 31,	December 31,
	2025	2024
Mr. Zhengyu Wang	$-	$118,025
Total	$-	$118,025

As of December 31, 2024, the Group had advanced funds to Mr. Zhengyu Wang for expanding business, such funds have been collected as of December 31, 2025.

Due to related parties

The balances due to related parties were as follows:

	December 31,	December 31,
	2025	2024
Mr. Zhengyu Wang and his affiliates	$3,791,711	$-
Mr. Wangfeng Yan, and his affiliates	-	11,576
Total	$3,791,711	$11,576

As of December 31, 2025, Mr. Zhengyu Wang advanced working capital and paid some business expenses on behalf of the Group.

As of December 31, 2024, Mr. Wangfeng Yan and his affiliates had paid some business expenses on behalf of the Group. The balance due to Mr. Wangfeng Yan and his affiliates was $11,576 as of December 31, 2024.

All balances due to related parties were unsecured, interest-free and due upon demand.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related Party Balances and Transactions (continued)

Lease arrangement with related party

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,100 (RMB15,338). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $64,231, respectively from Nongmi Food.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,300 (RMB38,280). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $28,149, respectively from Nongmi Biotechnology.

On March 1, 2023, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Ecological Technology Co., Ltd (“Nongmi Ecological”) to lease part of its production facilities of approximately 479 square meters to Nongmi Ecological for five years with monthly rent of approximately $1,700 (RMB11,975). For the years ended December 31, 2025, 2024 and 2023, the Group recorded rent income of nil, nil and $18,937, respectively from Nongmi Ecological.

Note 18 – Stockholders’ Equity

Common shares

On May 26, 2023, the Company’s Board approved to change the authorized number of common shares from 2.5 million to 500 million.

On April 23, 2024, the Company’s Board approved to issue an unlimited number of common shares of no par value each.

On January 21, 2025, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-forty reverse split with the effective date of February 13, 2025. The Company paid cash to the holders of the fractional shares resulting from the share consolidation and cancelled an aggregate of 133 issued shares due to reverse split reconciliation.

On December 30, 2025, at the annual meeting of shareholders of the Company, shareholders of the Company approved: (a) the authorized shares of the Company be amended from an unlimited number of Shares of no par value each, to an unlimited number of Class A common shares of no par value each, with one vote per share, and an unlimited number of Class B common shares of no par value each, with fifty votes per share, by the reclassification of an unlimited number of common shares into an unlimited number of Class A common shares of no par value each, and the reclassification of an unlimited 1,142 Class A shares into Class B common shares with no par value each.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted to reflect the reverse split.

As of December 31, 2025 and 2024, the Company had an aggregate of 6,213,730 and 1,132,658 Class A common shares issued and outstanding. As of December 31, 2025 and 2024, the Company had an aggregate of 1,142 and nil Class B common shares issued and outstanding.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Stockholders’ Equity (continued)

Private placements

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 25,000 Class A common shares at a price of $ 112 per share, the net proceeds of $2,779,325 after deducting related expenses. The transaction was closed on March 22, 2023.

On June 26, 2023, the Company entered into a securities purchase agreement with six individual purchasers, pursuant to which the Company agreed to sell an aggregate of 31,000 Class A common shares at a price of $100 per share, the net proceeds of $3,055,000 after deducting related expenses. The transaction was closed on June 30, 2023.

On April 22, 2024, the Company entered into a private placement (the “April 2024 Private Placement”) and issued an aggregate of 105,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $20 per unit (less $0.004 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Class A common shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Class A common shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “April 2024 Warrants”). The aggregate gross proceeds amounted to $2,100,000, for total net proceeds of $1,722,500 after deducing the costs related to the offering.

The Pre-Funded Warrant is immediately exercisable at an exercise price of $0.004 per common share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $30 per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants, exercisable following the Reset Date, will have an exercise price of $0.004 per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and the number of Class A common shares issuable under the Series A Warrants are subject to adjustment. The number of Class A common shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Class A common shares during a period of 10 trading days, subject to a pricing floor of $5.48 per Common Share.

On October 23, 2025, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company agreed to sell an aggregate of 3,614,464 units at a purchase price of $1.66 per unit with gross proceeds of 6.0 million (the “October 2025 Private Placement”). Each unit consists of one Class A common share, three Series C warrants each to purchase one common share, and three Series D warrants each to purchase one Class A common share. Total net proceeds of $5,480,000 after deducing the costs related to the offering.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Stockholders’ Equity (continued)

Warrants

(i)	November 2020 Warrants

On November 24, 2020, the Company completed an offering and issued registered warrants to investors to purchase up to 288 Class A common shares and unregistered warrants to purchase up to 344 Class A common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.404 per share. The exercise price of such warrants was reduced from $17,376 per share to $480 per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022, further reduced to $6.448 per share on June 6, 2025, and reduced to $1.404 per share again on October 9, 2025. Management determined that November 2020 warrants upon issuance meet the requirements for equity classification under ASC 815-40 because they were indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. The change in fair value of warrants immediately before and after each time the Company modifies the warrant exercise price is recorded as warrants modification expense. For the year ended December 31, 2025, the investors exercised 158 warrants with proceeds of $101 and received 86 Class A shares. All remaining warrants expired on November 23, 2025.

(ii)	Warrants issued in connection with April 2024 Private Placement

In connection with the April 2024 Private Placement, the Company issued 11,250 pre-funded warrants, in which 8,500 prefunded warrants have been exercised for the year ended December 31, 2024. In addition, the Company also issued the April 2024 Warrants, consisted of 210,000 Series A Warrants with an exercise price of $30 per common share and 105,000 Series B warrants with an exercise price of $ 0.004 per common share, all warrants have a term of 5.5 years from the date of issuance. On August 9, 2024, according to the related term specified in the agreement, the Company reset the exercise price and number of Series A warrants to $6.448 and 977,047, respectively. On August 9, 2024, the Company also reset the exercise price of Series B warrants to $6.448 and the maximum eligibility number is being determined based on the reset price, respectively. As of December 31, 2024, the excisable prefunded warrants, Series A warrants and Series B warrants outstanding was 2,750, 468,477 and nil, respectively.

On January 7, 2025, the Company entered into inducement agreements (each, an “Inducement Agreement”) with certain holders (the “Holders”) of the Company’s Series A warrants originally issued pursuant to a securities purchase agreement dated April 22, 2024 (such Series A warrants, the “Existing Warrants”). Pursuant to the Inducement Agreements, the Company agreed, as consideration for exercising all or part of the Existing Warrants held by any such Holder, to issue to such Holder one or more new Series A common share purchase warrants, exercisable for up to a number of Class A common shares equal to 150% of the number of Existing Warrants Shares issued upon exercise of the Existing Warrants pursuant to the terms of the Inducement Agreements (such warrants, the “New Warrants” and such Class A common shares issuable upon exercise thereof, the “New Warrant Shares”). Under the terms of the Inducement Agreements, the Holders may exercise the Existing Warrants subject to the beneficial ownership limitation of 4.99% (or 9.99% upon election by a Holder prior to the issuance of any New Warrants on or before January 21, 2025). If the Holder exercises all of its Existing Warrants pursuant to the Inducement Agreement, the Company will receive aggregate gross proceeds of up to approximately $2.6 million. The New Warrants are exercisable immediately following issuance and have an exercise price of $8. The New Warrants will expire 5.5 years from the date of issuance. An aggregate of 65,625 warrants was issued for these inducement agreements. The issuance of New Warrants was considered as a deemed distribution to investors with the fair value was $401,000, based on third party's valuation, and recorded as a reduction of retained earnings. Management determined that the New warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis.

During January 1, 2025 to March 10, 2025, the investors exercised 56,250 Series A warrants. On March 10, 2025, according to the related term specified in the agreement, the Company reset the exercise price and number of Series A warrants to $2.99 and 888,977, respectively, and reset the exercise price and number of New Warrants to $6.448 and 81,422, respectively. On December 23, 2025, the Company further reset the exercise price and number of Series A warrants to $0.8124 and 3,271,841, respectively. On April 3, 2026, the Company again reset the exercise price and number of Series A warrants to $0.2962 and 8,973,816, respectively.

As of December 31, 2025, there were 2,750 excisable prefunded warrants, 3,271,841 Series A warrants, no Series B warrants, and 81,422 New Warrants.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Stockholders’ Equity (continued)

Management determined that the 2024 April Warrants and the New Warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis. The Group engaged a third-party valuation firm to perform the valuation of warrant liabilities using the Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The major assumptions used in the Monte Carlo Model are as follows:

	April 22, 2024	December 31, 2024	December 31, 2025
Risk-free interest rate	5.39%	4.8%	3.55-3.68%
Expected life	5.5 year	4.8 year	3.8-4.6year
Share price	$25.6	$8.4	$1.0
Volatility	132%	157%	157-145%

As of December 31, 2025 and 2024, the fair value of warrant liabilities related to the April 2024 warrants amounted to $1,653,000 and $2,000,000, respectively.

(iii)	Warrants issued in connection with October 2025 Private Placement

In connection with the October 2025 Private Placement, the Company issued 10,843,392 Series C warrants each to purchase one common share, and 10,843,392 Series D warrants each to purchase one common share. The warrants are exercisable immediately upon issuance and term of three years from the date of issuance. The Series C warrants have an exercise price of $1.66 per common share. The Series D warrants have an exercise price of $1.83 per common share. The exercise price and the number of warrant shares are subject to adjustment upon the occurrence of certain events, including share combination or similar recapitalization transactions. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

The following table summarized the Company’s warrants activity:

	Number of warrants	Weighted average exercise price per share $ per share	Weighted average life Years

Balance of warrants outstanding as of December 31, 2022	669	1,439.20	2.79
Granted	-	-	-
Forfeited	(38)	-	-
Balance of warrants outstanding as of December 31, 2023	631	480.00	1.90
Granted	1,192,727
Exercised	(721,500)
Balance of warrants outstanding as of December 31, 2024	471,858	7.04	4.83
Granted	21,752,409	-	-
Exercised	(56,408)	-	-
Forfeited	(474)	-	-
Effect of reverse split and adjustments	2,875,412	-	-
Balance of warrants outstanding as of December 31, 2025	25,042,797	1.92	2.95

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Stockholders’ Equity (continued)

Conversion of convertible note

On June 29, 2023, the Company issued a convertible note in the principal amount of $2,160,000 to an investor. The Note was partially converted into 8,479 Class A shares with conversion prices ranging from $ 48.0-$73.92 during the year ended December 31, 2023. The fair value of the convertible note immediately prior to conversion was assessed at $438,000. The Company issued an aggregate of 222,483 Class A shares to such investor with conversion prices ranging from $5.6-$48.0 during the year ended December 31, 2024, the fair value of the convertible note immediately prior to conversion was assessed at $2,060,000. The Company issued an aggregate of 192,059 Class A shares to such investor with conversion prices ranging from $1.2-$1.8 during the year ended December 31, 2025.

Conversion of promissory note

During the year ended December 31, 2025, the Company issued 1,219,488 Class A common shares to a third party to settle a promissory note with a carrying value of $1,792,000. The fair value of these shares was $2,248,151, based on the Company’s share price. As a result, the Group recognized a loss from extinguishment of debt in the amount of $456,151 as other expense for the year ended December 31, 2025.

Note 19 – Non-controlling Interests

A reconciliation of non-controlling interest as of December 31, 2024 and 2023 is as follows:

	December 31,	December 31,
	2025	2024
Beginning balance	$(3,031,675)	$(2,712,752)
Proportionate shares of net loss(income)	(18,416)	(323,515)
Disposal discontinued operations	3,050,603	-
Foreign currency translation adjustment	(512)	4,592
Total	$-	$(3,031,675)

As of December 31, 2024, the non-controlling interests balance represents the non-controlling shareholder’s 30% equity interest in Shangchi Automobile Co., Ltd. and its subsidiary Shenzhen Yimao New Energy Sales Co., Ltd, which were disposed for the year ended December 31, 2025 (Note 4).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Taxes

Prepaid taxes

Prepaid taxes as of December 31, 2025 and 2024 consisted of the following:

	December 31,	December 31,
	2025	2024
Prepaid value-added tax	$485,901	$464,963
Others	3,401	3,494
Total	$489,302	$468,457

Taxes payable

Taxes payable as of December 31, 2025 and 2024 consisted of the following:

	December 31,	December 31,
	2025	2024
Corporation income tax payable	$1,507,592	$1,428,586
Other tax payable	62,340	133,055
Total	$1,569,932	$1,561,641

Corporation income tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. EPakia was incorporated in Delaware, and Tanhome Holding and Tanhome were incorporated in California, United States and are subject to a combined U.S. federal and state statutory income tax rate at 28%. EPakia Canada was incorporated in Alberta, Canada and is subject to a combined federal and provincial statutory income tax rate at 23%. USCNHK Holdings, China East and Euroasia are holding companies registered in Hong Kong and have no operating profit for tax liabilities.

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which has been effective since January 1, 2008.

The following table reconciles PRC statutory rates to the Group’s effective tax rates for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
Statutory PRC income tax rate	25%	25%	25%
Different tax rate impact	(2)%	341%	3%
Permanent difference and others	7%	53%	(4)%
Changes of deferred tax assets valuation allowances	(22)%	79%	2%
Total	8%	498%	26%

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Taxes (continued)

Income tax expense consisted of the following:

	Years ended December 31,
	2025	2024	2023
Current	$1,992,706	$3,111,047	$2,364,489
Deferred	(4,516,927)	-	-
Total	$(2,524,221)	$3,111,047	$2,364,489

Significant components of deferred tax assets are as follows:

	December 31,	December 31,
	2025	2024
Deferred tax assets:
Allowance for expected credit losses and other markdown and impairments	$11,025,156	$1,145,662
Valuation allowance	(6,382,663)	(1,145,662)
Total	$4,642,493	$-

At December 31, 2025 and 2024, the Group has provided valuation allowance for deferred tax assets that the Group estimated it could not realize due to expected future operating loss in certain entities. As of December 31, 2025 and 2024, the valuation allowance was $6,382,663 and $1,145,662, respectively. The Group’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 21 – Earnings Per Share

The Group computes earnings per Class A and Class B common shares in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”), using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B common shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B common shares is assumed in the computation of the diluted earnings per Class A common share, the undistributed earnings are equal to net income for that computation.

As of December 31, 2025 and 2024, the total number of registered and unregistered warrants outstanding was 25,042,797 and 471,858, respectively. For the year ended December 31,2025 and 2024, no warrants were included in the diluted loss per share as they would be anti-dilutive. For the year ended December 31, 2023, no warrants were included in diluted income per share since the exercise prices for the warrants were higher than the average market price.

The following table presents a reconciliation of basic and diluted earnings (loss) per share:

	Years Ended December 31,
	2025	2024	2023
Numerator:
Net loss	$(31,041,659)	$(3,565,285)	$5,017,546
Less: Net loss attributable to non-controlling interests	(18,416)	(323,515)	(565,301)
Less: Deemed dividend to warrants holders	401,000	-	-
	$(31,424,243)	$(3,241,770)	$5,582,847
Denominator
Weighted average shares Outstanding – Basic	2,303,740	423,174	69,186
Dilutive securities – Unexercised warrants	-	-	-
Weighted average shares outstanding – Diluted	2,303,740	423,174	69,186

(Loss) earnings per share – Basic	$(13.64)	$(7.66)	$80.69
(Loss) earnings per share – Diluted	$(13.64)	$(7.66)	$80.69

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

Most of the Group’s long-lived assets are in the PRC; thus, no geographic information of long-lived assets is presented.

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Years ended December 31,
	2025	2024	2023
Revenues from China	$35,789,798	$42,233,433	$43,047,749
Revenues directly from foreign countries	2,569,365	706,703	1,583,367
Total revenue	$38,359,163	$42,940,136	$44,631,115

Note 23 – Subsequent Events

The Company completed a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell 7,166,671 common units, each consisting of (i) one common share, (ii) one Series E common warrant to purchase three Class A common shares at an exercise price of $0.30 per share, and (iii) one Series F common warrant to purchase three Class A common shares at an exercise price of $0.35 per share. The offering price per common unit was $0.30 with proceeds of $2.15 million.

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date the Group issued these unaudited condensed consolidated financial statements. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

